Form 20-F
period 2013-12-31
voxeljet AG
filed 2014-03-27
CIK 1582581

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 27, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36130

voxeljet AG (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Federal Republic of Germany (Jurisdiction of incorporation or organization)
Paul-Lenz Straße 1b 86316 Friedberg, Germany (Address of principal executive offices)

Rudolf Franz, Telephone: (49) 821 7843 100, Facsimile: (49) 821 7843 111,
Address: Paul-Lenz Straße 1b, 86316 Friedberg, Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

            Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares each representing one-fifth of an ordinary share	New York Stock Exchange LLC
Ordinary shares, €1.00 nominal value per share*	New York Stock Exchange LLC*

*
Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

            Securities registered or to be registered pursuant to Section 12(g) of the Act.

None (Title of Class)

            Securities registered for which there is a reporting obligation pursuant Section 15(d) of the Act.

None (Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

3,120,000 ordinary shares

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes    ☐ No

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

            If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

            (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

            Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "aims," or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, results of operations, cash needs, spending of the proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

        Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

  •
  our ability to introduce new 3D printers and related print materials acceptable to the market and to improve the technology and print materials used in our current 3D printers;

  •
  fluctuations in our revenues and operating results;

  •
  the long sales cycle for our products, which makes the timing of our revenues difficult to predict;

  •
  our ability to adequately increase demand for our products;

  •
  our ability to significantly increase the number of materials for use in our 3D printers fast enough to meet our business plan;

  •
  our dependence upon sales to certain industries;

  •
  our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products;

  •
  our ability to manage the expansion of our operations effectively in order to achieve our projected levels of growth;

  •
  our ability to attract and retain key management or other key employees;

  •
  our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

  •
  our ability to obtain patent protection for our products or otherwise protect our intellectual property rights;

  •
  our ability to protect our trade secrets and intellectual property; and

  •
  the other factors listed in "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report.

        Any forward-looking statements that we make in this annual report speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this annual report. See "Item 10. Additional Information—H. Documents on Display."

        You should also read carefully the factors described in the "Item 3. Key Information—D. Risk Factors" section of this annual report and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

        voxeljet AG is a German stock corporation (Aktiengesellschaft or AG), and its registered offices and substantially all of its assets are located outside of the United States. In addition, most of the members of our management board, our supervisory board, our senior management and the experts named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon voxeljet AG or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against voxeljet AG in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against voxeljet AG or the members of its management board and supervisory board, its senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and senior management and the experts named in this annual report. In addition, even if a judgment against our company, the non-U.S. members of our management board, supervisory board or senior management based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        We present below our selected historical financial and operating data as of and for each of the years in the four-year period ended December 31, 2013. The financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from our audited financial statements and the related notes, which are included elsewhere in this annual report and which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial data as of December 31, 2011 and 2010 and for the year ended December 31, 2010 have been derived from our audited financial statements and the related notes, which are not included in this annual report and which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). Pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are permitted to provide fewer than five years of selected financial data.

        Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with "Item 5. Operating and Financial Review and Prospects," and our financial statements and related notes, each included elsewhere in this annual report.

Statement of Comprehensive Income (Loss) Data:

	Year Ended December 31,
	2013	2013	2012	2011	2010
	($ in thousands, except share and per share data)(1)	(€ in thousands, except share and per share data)
Revenues	$16,105	€11,688	€8,711	€7,257	€4,764
Cost of sales	9,707	7,045	4,957	4,337	2,660

Gross profit	6,398	4,643	3,754	2,920	2,104
Selling expenses	3,638	2,640	1,510	1,160	1,028
Administrative expenses	2,309	1,676	758	670	606
Research and development expenses	3,653	2,651	1,573	1,313	1,073
Other operating expenses	803	583	62	140	81
Other operating (income)	(1,232)	(894)	(822)	(831)	(762)

Operating profit (loss)	(2,774)	(2,013)	673	468	78
Finance expense	524	380	363	389	359
Finance (income)	(51)	(37)	(18)	(5)	(8)

Financial result	473	343	345	384	351

Profit (loss) before income taxes	(3,246)	(2,356)	328	84	(273)
Income tax expenses (benefit)	493	358	116	41	(65)

Profit (loss)	$(3,740)	€(2,714)	€212	€43	€(208)

Other comprehensive (income)	$—	€—	€(1)	€(4)	€(7)

Total comprehensive income (loss)	$(3,740)	€(2,714)	€213	€47	€(201)

Earnings (loss) per share	$(1.67)	€(1.21)	€0.11	€0.02	€(0.10)
Weighted average number of ordinary shares outstanding, adjusted to reflect changes in capital	2,252,000	2,252,000	2,000,000	2,000,000	2,000,000

Statement of Financial Position Data:

	As of December 31,
	2013	2013	2012	2011	2010
	($ in thousands)(1)	(€ in thousands)
Cash and cash equivalents	$46,103	€33,459	€301	€498	€654
Inventories	5,017	3,641	2,806	2,011	864
Total assets	79,802	57,916	10,738	9,768	8,864
Total liabilities	17,246	12,516	9,520	8,763	7,906
Shareholders' equity	62,557	45,400	1,218	1,005	958

Other Data:

	Year Ended December 31,
	2013	2013	2012	2011	2010
	($ in thousands, except 3D printers sold)(1)	(€ in thousands, except 3D printers sold)
EBITDA(2)	$(717)	€(520)	€2,016	€1,714	€1,188
Earnings (loss) per ADS(3)	$(0.33)	€(0.24)	€0.02	€0.00	€(0.02)
3D printers sold(4)	9	9	6	3	1

(1)
Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3779 per euro, the exchange rate on December 31, 2013. See "Exchange Rate Information" below.

(2)
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as profit (loss) plus income tax expenses (benefit), financial result and depreciation and amortization. Disclosure in this annual report of EBITDA, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

        The following table reconciles profit (loss) to EBITDA for the periods presented:

	Year Ended December 31,
	2013	2013	2012	2011	2010
	($ in thousands)(A)	(€ in thousands)
Profit (loss)	$(3,740)	€(2,714)	€212	€43	€(208)
Income tax expenses (benefit)	493	358	116	41	(65)
Financial result	473	343	345	384	351
Depreciation	2,057	1,493	1,343	1,246	1,110

EBITDA	$(717)	€(520)	€2,016	€1,714	€1,188

(A)
Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3779 per euro, the exchange rate on December 31, 2013. See "Exchange Rate Information" below.
(3)
Each ADS represents one-fifth of an ordinary share.

(4)
Includes refurbished 3D printers but does not include test machines or 3D printers involved in sale and leaseback transactions.

Exchange Rate Information

        We publish our financial statements in euros. As discussed in this annual report, "euro" or "€" means the single unified currency that was introduced in the Federal Republic of Germany on January 1, 1999. "U.S. dollar" or "$" means the lawful currency of the United States of America. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American depositary shares, or ADSs, on the New York Stock Exchange. The table below shows the period end, average, high and low exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our financial statements included in this annual report and other financial data appearing in this annual report.

Year Ended December 31,	High	Low	Average	Year end
2010	1.4536	1.1959	1.3261	1.3269
2011	1.4875	1.2926	1.4002	1.2973
2012	1.3463	1.2062	1.2909	1.3186
2013	1.3816	1.2774	1.3303	1.3779

Month Ended	High	Low	Average	Month end
September 2013	1.3537	1.3120	1.3364	1.3535
October 2013	1.3810	1.3490	1.3646	1.3594
November 2013	1.3606	1.3357	1.3491	1.3606
December 2013	1.3816	1.3552	1.3708	1.3779
January 2014	1.3682	1.3500	1.3618	1.3500
February 2014	1.3806	1.3507	1.3665	1.3806
March 2014 (through March 21, 2014)	1.3927	1.3731	1.3851	1.3783

        The noon buying rate of the Federal Reserve Bank of New York for the euro on March 21, 2014 was €1.00 = $1.3783.

        Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros into U.S. dollars at an exchange rate of $1.3779 per euro, the exchange rate on December 31, 2013.

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.    RISK FACTORS

Risks Related to Our Business and Industry

We may not be able to introduce new 3D printers and related print materials acceptable to the market or to improve the technology and print materials used in our current 3D printers.

        Our revenues are derived from the sale of 3D printers for, and products manufactured using, additive manufacturing. Our market is subject to innovation and technological change. A variety of technologies compete against one another in our market, which is, in part, driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the industrial additive manufacturing market depends, in large part, on our success in enhancing and developing new 3D printers, enhancing and adding to our technology and developing and qualifying new materials in which we can print. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products and technologies. However, we may not be able to:

  •
  enhance our existing products and technologies;

  •
  continue to leverage advances in industrial printhead technology;

  •
  develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end-users, particularly with respect to the physical properties of print materials and other consumables;

  •
  respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;

  •
  develop products that are cost effective or that otherwise gain market acceptance; or

  •
  adequately protect our intellectual property as we develop new products and technologies.

        Even if we successfully enhance our existing 3D printers or create new 3D printers, it is likely that new 3D printers and technologies that we develop will eventually supplant our existing 3D printers or that our competitors will create 3D printers that will replace our 3D printers. As a result, any of our products may be rendered obsolete or uneconomical by our or others' technological advances.

Our revenues and operating results may fluctuate.

        Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. A significant portion of our 3D printer orders are typically received during the second and fourth quarters of the fiscal year as a result of the timing of capital expenditures of our customers. Our 3D printers typically are shipped the next quarter after an order is received. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. We also typically experience weaker demand for our 3D printers in the first and third quarters. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. Until our business grows more significantly, the timing of individual printer sales, because of the cost of our largest printers, can have meaningful effects on and result in fluctuations in our quarterly results. You should not rely on our past results as an indication of our future performance.

        Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this annual report:

  •
  the degree of market acceptance of our products;

  •
  the mix of products that we sell during any period;

  •
  our long sales cycle;

  •
  the entry of new competitors into our market;

  •
  generally weaker demand for 3D printers in the first and third quarters;

  •
  development of new competitive systems or processes by others;

  •
  changes in our pricing policies or those of our competitors, including our responses to price competition;

  •
  delays between our expenditures to develop and market new or enhanced 3D printers and products and the generation of sales from those products;

  •
  changes in the amount we spend in our marketing and other efforts;

  •
  delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

  •
  changes in the cost of satisfying our warranty obligations and servicing our installed base of products;

  •
  our level of research and development activities and their associated costs and rates of success;

  •
  changes in the size and complexity of our organization, including our operations outside of Europe;

  •
  interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

  •
  general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing, including the adverse effects of the current economic crisis affecting Europe;

  •
  changes in accounting rules and tax laws; and

  •
  changes in interest rates that affect returns on our cash balances and short-term investments.

The long sales cycle for our products makes the timing of our revenues difficult to predict.

        Generally, our 3D printers have a long sales cycle. Because our 3D printers are complex and typically involve significant capital investments by prospective purchasers, we and our sales agents generally need to invest a significant amount of time educating prospective purchasers about the benefits of our products. As a result, before purchasing our products, potential purchasers may spend a substantial amount of time performing internal assessments before making a purchase. This may cause us to devote significant effort in advance of a potential sale without any guarantee of receiving any related revenues. Delays in sales could cause significant variability in our revenues and operating results for any particular period.

Demand for our products may not increase adequately.

        The marketplace for industrial manufacturing is dominated by conventional manufacturing methods that do not involve additive manufacturing technology. We may not be able to develop effective strategies to raise awareness among potential customers of the benefits of our additive manufacturing technology. If additive manufacturing technology does not gain market acceptance as an alternative for industrial manufacturing, or if the marketplace adopts additive manufacturing based on a technology other than our technology, we may not be able to increase or sustain the level of sales of our products and machines and our results of operations would be adversely affected as a result.

        We may not be able to significantly increase the number of materials for use in our 3D printers fast enough to meet our business plan, and, if we are successful, we may attract more competitors into our markets, some of which may be much larger than we are.

        Our business plan is dependent in part upon our ability to steadily increase the number of qualified materials in which our 3D printers can print, since this will increase our addressable market. However, qualifying new materials is a complicated engineering task, and there is no way to predict whether, or when, any given material will be qualified. If we cannot hire a sufficient number of skilled people to work on qualifying new materials for printing or if we lack the resources necessary to create a steady flow of new materials, we will not be able to meet our business goals and a competitor may emerge that is better at qualifying new materials, either of which would have an adverse effect on our business results.

        If, however, we succeed in qualifying a growing number of materials for use in our 3D printers, that should increase our addressable market, both as to customers and products for customers. However, as we create a larger addressable market, our market may become more attractive to other 3D printing companies or large companies that are not 3D printing companies but which may see an economic opportunity in the markets we have created. Similarly, if our focus on selling large 3D printers and 3D printed products to industrial companies proves successful, an increase in the number of competitors in that particular market is likely to adversely affect our business and financial results.

We are highly dependent upon sales to certain industries.

        Our revenues of machines and products are relatively concentrated in companies in the automotive, foundry, film and entertainment, aerospace and art and architecture industries and those industries' respective suppliers. To the extent any of these industries experiences a downturn and we are unable to penetrate and expand into other industries, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our 3D printers, it may adversely affect our results of operations.

If our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

        We purchase components and certain sub-assemblies for our systems and consumables that are used in our print materials from third-party suppliers. While there are several potential suppliers of most of the components and sub-assemblies for our systems, and for most of the consumables for our print materials, we currently choose to use only a limited number of suppliers for several of these components and materials. Our reliance on a limited number of vendors involves a number of risks, including:

  •
  potential shortages of some key components;

  •
  product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

  •
  discontinuation of a product on which we rely;

  •
  potential insolvency of these vendors; and

  •
  reduced control over delivery schedules, manufacturing capabilities, quality and costs.

        In addition, we require any new supplier to become "qualified" pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems based on our internal forecasts and the availability of consumables, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or consumable that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and, consequently, reduced margins, and damage to our reputation. If we are unable to find a suitable supplier for a particular component, consumable or compound, we could be required to modify our existing products to accommodate substitute components, consumables or compounds. In addition, because we use a limited number of suppliers, increases in the prices charged by our suppliers may have an adverse effect on our results of operations, as we may be unable to find a supplier who can supply us at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

We may not be able to manage the expansion of our operations effectively in order to achieve our projected levels of growth.

        We have expanded our operations significantly in recent periods, and our business plan calls for further expansion over the next several years, including into North America and Asia. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve our planned broadening of our product offerings and client base, improvements in our 3D printers and materials used in our 3D printers, and our ongoing international growth. In particular, we must increase our marketing and services staff to support new marketing and service activities and to meet the needs of both new and existing customers. Our ability to successfully increase our marketing efforts is not guaranteed, and if we are not able to successfully increase our marketing efforts, we may not be able to grow our business as intended. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may not be able to achieve our anticipated level of growth, which would adversely affect our results of operations.

Our operations could suffer if we are unable to attract and retain key management or other key employees.

        Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior management team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior management team could delay or prevent the successful implementation of our growth strategy, or the commercialization of new applications for our 3D printers or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the additive manufacturing industry, and there can be no assurance that we will be able to retain such personnel. We do not carry key-man insurance on any member of our senior management team.

        Our growth and success will also depend on our ability to attract and retain additional highly-qualified scientific, technical, sales, managerial and finance personnel. We have experienced and expect to continue to experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our European facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.

        We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to implement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we may require additional investments of capital from time to time, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including any noncompliance with existing or future lending arrangements, additional financing, including lease financing for sale and leaseback transactions, may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained on terms satisfactory to us, we may not be able to achieve our planned rate of growth, which will adversely affect our results of operations.

We face significant competition in many aspects of our business, which could cause our revenues and gross profit margins to decline. Competition could also cause us to reduce sales prices or to incur additional marketing or production costs, which could result in decreased revenue, increased costs and reduced margins.

        We compete for customers with a wide variety of producers of equipment for models, prototypes, other 3D objects and end-use parts as well as producers of print materials and services for this equipment. Some of our existing and potential competitors are researching, designing, developing and marketing other types of competitive equipment, print materials and services. Many of these competitors have financial, marketing, manufacturing, distribution and other resources that are substantially greater than ours.

        We also expect that future competition may arise from the development of allied or related techniques for equipment and print materials that are not encompassed by our patents, from the issuance of patents to other companies that may inhibit our ability to develop certain products, from our entry into new geographic markets and industries and from improvements to existing print materials and equipment technologies. In addition, a number of companies have announced beginning production of 3D printers, which will further enhance the competition we face.

        We intend to continue to follow a strategy of continuing product development to enhance our position to the extent practicable. We cannot assure you that we will be able to maintain our current position in the field or continue to compete successfully against current and future sources of competition. If we do not keep pace with technological change and introduce new products, our revenues and demand for our products may decrease.

Our operations outside of Germany subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

        Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 62% and 53% of our total sales in 2013 and 2012, respectively. One of our growth strategies is to pursue opportunities for our business in several areas of the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

  •
  fluctuations in foreign currency exchange rates;

  •
  potentially longer sales and payment cycles;

  •
  potentially greater difficulties in collecting accounts receivable;

  •
  potentially adverse tax consequences;

  •
  challenges in providing solutions across a significant distance, in different languages and among different cultures;

  •
  different, complex and changing laws governing intellectual property rights, sometimes affording reduced protection of intellectual property rights in certain countries;

  •
  difficulties in staffing and managing foreign operations, particularly in new geographic locations;

  •
  restrictions imposed by local labor practices and laws on our business and operations;

  •
  rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events;

  •
  operating in countries with a higher incidence of corruption and fraudulent business practices;

  •
  seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe;

  •
  costs and difficulties of customizing products for foreign countries;

  •
  compliance with a wide variety of complex foreign laws, treaties and regulations;

  •
  transportation delays;

  •
  tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

  •
  becoming subject to the laws, regulations and court systems of multiple jurisdictions.

        Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our results of operations.

Our international operations pose currency risks, which may adversely affect our operating results and net income.

        Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. Although currency exchange rate fluctuations have not had an impact on our operations to date, as we realize upon our strategy to expand internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period.

        We incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from the currency in which we report revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk.

        Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have an adverse effect on our results of operations.

We may engage in future acquisitions that could disrupt our business, cause dilution to our shareholders and harm our financial condition and operating results.

        While we currently have no specific plans to acquire any other businesses, we may, in the future, make acquisitions of, or investments in, companies that we believe have products or capabilities that are a strategic or commercial fit with our current business or otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

  •
  issue ADSs or other forms of equity that would dilute our existing shareholders' percentage of ownership;

  •
  incur debt and assume liabilities; and

  •
  incur amortization expenses related to intangible assets or incur large and immediate write-offs.

        We may not be able to complete acquisitions on favorable terms, if at all. If we do complete an acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

  •
  problems integrating the purchased business, products or technologies;

  •
  challenges in achieving strategic objectives, cost savings and other anticipated benefits;

  •
  increases to our expenses;

  •
  the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;

  •
  inability to maintain relationships with key customers, vendors and other business partners of the acquired businesses;

  •
  diversion of management's attention from their day-to-day responsibilities;

  •
  difficulty in maintaining controls, procedures and policies during the transition and integration;

  •
  entrance into marketplaces where we have no or limited prior experience and where competitors have stronger marketplace positions;

  •
  potential loss of key employees, particularly those of the acquired entity; and

  •
  that historical financial information may not be representative or indicative of our results as a combined company.

Global economic, political and social conditions have adversely impacted our sales and may continue to do so.

        The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products. The prospects for economic growth in Europe, the United States and other countries remain uncertain and may cause end-users to further delay or reduce technology purchases. In particular, a substantial portion of our sales are made to customers in countries in Europe, which has recently experienced a significant economic crisis. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected. The global financial crisis affecting the banking system and financial markets has resulted in a tightening of credit markets, lower levels of liquidity in many financial markets and extreme volatility in fixed income, credit, currency and equity markets. These conditions may make it more difficult for our end-users to obtain financing.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

        We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

        We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations and provide service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. Although we take steps to secure our IT systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

Defects in new products or in enhancements to our existing products that give rise to product returns or warranty or other claims could result in material expenses, diversion of management time and attention, and damage to our reputation.

        Our 3D printing systems may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a system has been used. This could result in delayed market acceptance of those systems or claims from sales agents, end-users or others, which may result in litigation, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims related to product quality issues that could lead us to incur significant expenses.

We could face liability if our 3D printers are used by our customers to print dangerous objects.

        Customers may use our 3D printers to print parts that could be used in a harmful way or could otherwise be dangerous. For example, there have been recent news reports that 3D printers were used to print guns or other weapons. We have little, if any, control over what objects our customers print using our 3D printers, and it may be difficult, if not impossible, for us to monitor and prevent customers from printing weapons with our 3D printers. While we have never printed weapons in our service center, there can be no assurance that we will not be held liable if someone were injured or killed by a weapon printed by a customer using one of our 3D printers.

A loss of a significant number of our sales agents would impair our ability to sell our products and services and could reduce our revenues and adversely impact our operating results.

        We expect most of our sales of our products to be made with the assistance of our network of sales agents. We rely heavily on these sales agents to facilitate sales of our products to end-users in their respective geographic regions. Furthermore, we rely on sales agents to service our products. These sales agents are generally not precluded from selling our competitors' products in addition to ours. In addition, they may not be effective in selling our products or servicing our end-users. Further, if a significant number of these sales agents were to terminate their relationships with us or otherwise fail or refuse to facilitate sales of our products, we may not be able to find replacements that are as qualified or as successful. If these sales agents do not perform as anticipated or if we are unable to find qualified and successful replacements, our sales will suffer, which would have a material adverse effect on our revenues and operating results.

Workplace accidents or environmental damage could result in substantial remedial obligations and damage to our reputation.

        Accidents or other incidents that occur at our facilities or involve our personnel or operations could result in claims for damages against us. In addition, in the event we are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by us or occurring on our premises, we could be required to pay substantial monetary damages or undertake expensive remedial obligations. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

Our operations are subject to environmental laws and other government regulations which could result in liabilities in the future.

        We are subject to domestic and foreign environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. Under certain environmental laws, we could be held solely or jointly and severally responsible, regardless of fault, for the remediation of any hazardous substance contamination at our facilities and at facilities where our products are used and the respective consequences arising out of human exposure to such substances or other environmental damage. We may not have been and may not be at all times in complete compliance with environmental laws, regulations and permits, and the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental and worker health and safety matters. If we violate or fail to comply with environmental laws, regulations and permits, we could be subject to penalties, fines, restrictions on operations or other sanctions, and our operations could be interrupted.

        The cost of complying with current and future environmental, health and safety laws applicable to our operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures. Any of these developments, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations.

We may not have adequate insurance for potential liabilities, including liabilities arising from litigation.

        In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our products. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks related to our insurance coverage:

  •
  we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;

  •
  we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts that we may have reserved for such liabilities;

  •
  the amount of any liabilities that we may face may exceed our policy limits; and

  •
  we may incur losses resulting from the interruption of our business that may not be fully covered under our insurance policies.

        Even a partially uninsured claim of significant size, if successful, could have a material adverse affect on our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time defending these claims and our reputation could suffer, any of which could adversely affect our results of operations.

If our manufacturing facility or on-demand parts service center is disrupted, sales of our products may be affected, which could result in loss of revenues and unforeseen costs.

        We manufacture our machines at our facility in Europe. Our on-demand parts service center is also located in Europe. While we plan to add additional facilities in the future, including a facility near Detroit, Michigan for which we have signed a lease and anticipate commencing operations in the third quarter of 2014, all of our operations are currently performed at our facilities in Europe. If the operations of these facilities are materially disrupted, whether by natural disasters, demonstrations, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenues on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our results of operations.

New regulations related to conflict-free minerals may cause us to incur additional expenses and may create challenges with our customers.

        The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries, collectively, the DRC. The SEC has established new annual disclosure and reporting requirements for those companies who use "conflict" minerals sourced from the DRC in their products. As we use tungsten, a "conflict" mineral, in our research and development department, these new requirements could limit the pool of suppliers who can provide conflict-free minerals, and, as a result, we cannot ensure that we will be able to obtain these conflict-free minerals in sufficient quantities or at competitive prices. Compliance with these new requirements may also increase our costs. In addition, we may face challenges with our customers in the future if our customers require that all our products are certified as "conflict" mineral-free and we are unable to sufficiently verify the origins of the minerals used in our material sets.

We may have exposure to greater than anticipated tax liabilities which could adversely affect our operating results.

        Our future income taxes could be adversely affected by changes in tax laws, regulations, accounting principles or interpretations thereof, in jurisdictions around the world. In addition, there is a risk that amounts paid or received in transactions between us and our international subsidiary could be deemed for transfer pricing purposes to be lower or higher than we previously recognized or expected to recognize, or that distributions to us from our international subsidiary could be subject to withholding tax. Our determination of our tax liability is always subject to review by applicable tax authorities. Any negative outcome of such a review could have an adverse effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could adversely affect our operating results.

Risks Related to Our Intellectual Property

If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

        We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements and other contractual arrangements with our employees, end-users and others to maintain our competitive position. Our success depends, in part, on our ability to obtain patent protection for or maintain as trade secrets our proprietary products, technologies and inventions and to maintain the confidentiality of our trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our business proprietary rights.

        Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. We cannot assure you that any of our existing or future patents or other intellectual property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection or any competitive advantage. In addition, our pending patent applications may not be granted, and we may not be able to obtain foreign patents or elect to file applications corresponding to our U.S. and E.U. patents. The laws of certain countries outside the United States and European Union may not provide the same level of patent protection as in the United States and the European Union, so even if we assert our patents or obtain additional patents in countries outside of the United States and the European Union, effective enforcement of such patents may not be available. If our patents do not adequately protect our technology, our competitors may be able to offer additive manufacturing systems or other products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use. Any of the foregoing events would lead to increased competition and lower revenues or gross margins, which could adversely affect our operating results.

We may not be able to protect our trade secrets and intellectual property.

        While some of our technology is licensed under patents belonging to others or is covered by process patents which are owned or applied for by us, much of our key technology is not protected by patents. Furthermore, patents are jurisdictional in nature and therefore only protect us in certain markets, rather than globally. In particular, in fast-growing markets such as China and India, our technology is not protected by patents. We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated. Such agreements may be breached and confidential information may be willfully or unintentionally disclosed, or our competitors or other parties may learn of the information in some other way. Since we cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology, it is likely that, over time, one or more other companies may be able to replicate our technology, thereby reducing our technological advantages. If we do not protect our technology or are unable to develop new technology that can be protected by patents or as trade secrets, we may face increased competition from other companies, which may adversely affect our results of operations.

We enjoy license rights and exclusivity of certain patents and intellectual property and cannot adequately estimate the effects of their expiration upon the entrance or advancement of competitors into the additive manufacturing industrial market.

        We have exclusive and non-exclusive license rights to certain patents that we utilize in the industrial market. Some of these patents have already expired, and others will expire within the next two to four years. We cannot adequately estimate the effect that the expiration of these patents will have upon the entrance or advancement of other additive manufacturing manufacturers into the industrial market. See "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

We may be subject to claims alleging patent infringement.

        Our products and technology, including the technology that we license from others, may infringe the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products in the field of 3D printing. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products. Any infringement by us or our licensors of the intellectual property rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

        Third-party claims of intellectual property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our sales agents and end-users. In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products or developing non-infringing substitute technology. Any of the foregoing developments could seriously harm our business.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

        In connection with the enforcement of our intellectual property rights, opposing third parties from obtaining patent rights or disputes related to the validity or alleged infringement of our or third-party intellectual property rights, including patent rights, we have been and may in the future be subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights, including any such action commenced by us, could limit the scope of our intellectual property rights and the value of the related technology. We have previously been involved in patent litigation with the Massachusetts Institute of Technology, or MIT, and Z Corporation, or Z Corp, which we resolved through a settlement agreement with MIT and Z Corp and by entering into a subsequent license agreement with Z Corp. While we strive to avoid infringing the intellectual property rights of third parties, we cannot provide any assurances that we will be able to avoid any infringement claims.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent and Trademark Office, or USPTO, and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our exclusive licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position would be adversely affected.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

        Certain of our past and present employees were previously employed at other additive manufacturing companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. We are not aware of any threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. As we expand our operations into the United States and elsewhere, we may face similar claims with regard to our future employees in these countries.

Certain of our employees and patents are subject to German law.

        Almost all of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees' Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management's time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees' Inventions, certain employees retained rights to patents they invented or co-invented prior to 2009. Although most of these employees have subsequently assigned their interest in these patents to us, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees' Inventions, our results of operations could be adversely affected.

If we fail to comply with our obligations under our intellectual property-related agreements, we could lose rights that are important to our business or be subject to restrictions on the conduct of our business.

        We have license agreements with respect to certain intellectual property that is important to our business with both Z Corp and The ExOne Company, or ExOne, that impose restrictions on our use of certain intellectual property. We are party to other intellectual property-related agreements that also are important to our business. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements or in costly litigation or arbitration that diverts management attention and resources. If we fail to comply with our obligations under our intellectual property-related agreements, or misconstrue the scope of the rights granted to us or restrictions imposed on us under these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements that we have not anticipated may result in our having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business.

Certain technologies and patents have been developed with partners and we may face restrictions on this jointly-developed intellectual property.

        We have entered into cooperation agreements with a number of industrial and commercial partners, as well as university partners. We have, in some cases individually and in other cases along with our partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly-owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected.

Risks related to our ADSs

The price of our ADSs may fluctuate significantly.

        The stock market generally, including our ADSs, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. The market price and liquidity of the market for our ADSs may fluctuate and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

  •
  significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;

  •
  the mix of products that we sell, and related services that we provide, during any period;

    delays between our expenditures to develop and market new products and the generation of sales from those products;

  •
  changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

  •
  changes in our expenditures to promote our products and services;

  •
  changes in the cost of satisfying our warranty obligations and servicing our installed base of 3D printers;

  •
  success or failure of research and development projects of us or our competitors;

  •
  announcements of acquisitions by us or one of our competitors;

  •
  the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;

  •
  changes in regulatory policies or tax guidelines;

  •
  changes or perceived changes in earnings or variations in operating results;

  •
  any shortfall in revenues or net income from levels expected by investors or securities analysts; and

  •
  general economic trends and other external factors.

Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

        Members of our supervisory and management boards and holders of 5% or more of our ordinary shares currently beneficially own 52.0% of our ordinary shares (including ordinary shares represented by ADSs). These shareholders have significant influence over the outcome of all matters requiring shareholder approval. For example, these shareholders may be able to influence the outcome of elections of members of our supervisory board, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ADSs.

Holders of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

        Except as described in this annual report and the deposit agreement relating to our ADSs, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of the ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them.

        Under the terms of the deposit agreement relating to our ADSs, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. In addition, with respect to distributions of rights to subscribe for additional ordinary shares or ADS, such distributions will only be made if we request such rights be made available to holders of the ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them. These restrictions may have a material adverse effect on the value of your ADSs.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.

        We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our management and supervisory boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs declines in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of ADSs.

        We are a "foreign private issuer," as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our management board and supervisory board and our principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly-available information concerning our company than there is for U.S. public companies.

        As a foreign private issuer, we file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, holders of our ADSs will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer, we are not subject to certain New York Stock Exchange corporate governance rules applicable to U.S. listed companies.

        We rely on provisions in the New York Stock Exchange Listed Company Manual that permit us to follow our home country corporate governance practices with regard to certain aspects of corporate governance. This allows us to follow German corporate law and the German Corporate Governance Code, which differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the New York Stock Exchange.

        In accordance with our New York Stock Exchange listing, our Audit Committee is required to comply with or satisfy an exemption from the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to listed U.S. companies. Because we are a foreign private issuer, however, we generally are permitted to follow home country practice in lieu of the corporate governance standards provided in the New York Stock Exchange Listed Company Manual. In particular, we are not required to comply with the requirements that the members of our

Audit Committee satisfy financial literacy standards, that a majority of the members of our supervisory board must be independent, that our Audit Committee and Compensation and Nominating Committee adopt written charters and that we adopt and disclose corporate governance guidelines. If some investors find the ADSs less attractive as a result of these differences, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. See "Item 16G. Corporate Governance."

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2014. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2013, an immaterial amount of our assets were located in the United States, although this may change as we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an "emerging growth company" and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our ADSs being less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart our Business Startups Act, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting and governance requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and other public filings. We cannot predict if investors will find the ADSs less attractive because we will rely on such exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting and governance exemptions until we are no longer an emerging growth company, which in certain circumstances could be as late as the last day of our fiscal year following October 23, 2018, which is the fifth anniversary of the date of the first sale of our ordinary shares pursuant to an effective registration statement under the Securities Act.

        In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our financial statements may not be comparable to other companies that comply with all public company accounting standards.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in the future, we will be required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

        Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

        In connection with the audit of our financial statements as of and for the year ended December 31, 2013, we concluded there is a material weakness in internal control over financial reporting. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. See "Item 15. Controls and Procedures."

        In an effort to remediate our material weakness, we intend to hire additional finance and accounting personnel with appropriate training, build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures. The actions that we are taking are subject to ongoing management board review, as well as audit committee oversight. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results. In addition, if we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not currently required to make an assessment of the effectiveness of our internal controls.

We incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to new compliance initiatives.

        As a company whose ADSs commenced trading in the United States in October 2013, we incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the New York Stock Exchange have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel must devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. We estimate that our annual compliance expenses will be approximately €1 million in each of the next two fiscal years. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our supervisory board or its committees or on our management board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against our Company or members of our management and supervisory boards.

        The members of our management and supervisory boards are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us and the members of our management and supervisory boards. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

You may be subject to limitations on the transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

If securities or industry analysts do not publish research or reports about our business, or if they or anyone else gives negative recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If other individuals, including short sellers, disseminate negative information regarding our business or our ADSs, the market price for our ADSs may also decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Your rights as a shareholder in a German corporation may differ from your rights as a shareholder in a U.S. corporation.

        We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany, and by participating in this offering you will become a holder of ADSs with underlying shares in a German stock corporation. You should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

  •
  Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital present or represented at the relevant shareholders' meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders' meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

  •
  As a general rule under German law, a shareholder has no direct recourse against the members of the management board or supervisory board of a German stock corporation in the event that it is alleged that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these damages claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders' meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the German stock corporation's share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary.

        For more information, we have provided summaries of relevant German corporation law and of our articles of association under "Item 6. Directors, Senior Management and Employees—C. Board Practices" and "Item 10. Additional Information—B. Memorandum and Articles of Association."

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

        Under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the German Commercial Code (Handelsgesetzbuch) in accordance with accounting principles generally accepted in Germany. Exchange rate fluctuations may affect the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euro, if any. Such fluctuations could adversely affect the value of our ADSs and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

In the event we are or become treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

        In the event we were treated as a PFIC, U.S. holders (as defined in "Item 10. Additional Information—E. Taxation—U.S. Taxation of ADSs") of our ADSs could be subject to adverse U.S. federal income tax consequences. These consequences include the following: (i) if our ADSs are "marketable stock" for purposes of the PFIC rules and a U.S. holder makes a mark-to-market election with respect to its ADSs, the U.S. holder will be required to include annually in its U.S. federal taxable income an amount reflecting any year-end increase in the value of its ADSs, (ii) if a U.S. holder does not make a mark-to-market election, it may incur significant additional U.S. federal income taxes on income resulting from distributions on, or any gain from the disposition of, our ADSs, as such income generally would be allocated over the U.S. holder's holding period for its ADSs and subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income, and (iii) dividends paid by us would not be eligible for reduced individual rates of U.S. federal income tax. In addition, U.S. holders that own an interest in a PFIC are required to file additional U.S. federal tax information returns.

        A U.S. holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or a QEF. However, in the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF. See "Item 10. Additional Information—E. Taxation—Additional United States Federal Income Tax Consequences—PFIC Rules."

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        voxeljet AG is a stock corporation organized under the laws of Germany. The legal predecessor of our company was founded as Generis GmbH on May 5, 1999. On January 7, 2004, Generis GmbH changed its name to Voxeljet Technology GmbH.

        On July 2, 2013, the shareholders of Voxeljet Technology GmbH incorporated VXLT 2013 AG, which was registered in the commercial register of the local court (Amtsgericht) of Augsburg, Germany on July 11, 2013 under number HRB 27999.

        Voxeljet Technology GmbH was subsequently merged by way of merger through assumption into VXLT 2013 AG on July 29, 2013 effective as of September 12, 2013 upon registration of the merger in the commercial register of the surviving entity, VXLT 2013 AG. The merger had retroactive effect as of January 1, 2013. As part of the merger, VXLT 2013 AG changed its name to voxeljet AG effective upon the registration of the merger in the commercial register. By way of merger through assumption, upon effectiveness, voxeljet AG, as the surviving entity, took over all assets and liabilities of Voxeljet Technology GmbH by universal assumption and accession under German mandatory law, and Voxeljet Technology GmbH ceased to exist.

        On October 23, 2013, we sold 5,600,000 ADSs in our initial public offering at a price of $13.00 per ADS, thereby raising $72,800,000 (before underwriting discounts and costs). The ADSs we sold in the initial public offering represented new shares issued in a capital increase resolved by our shareholders for the purposes of the initial public offering on October 11, 2013.

        On February 5, 2014, our subsidiary, Voxeljet of America Inc., was incorporated in Delaware. Voxeljet of America Inc. will be headquartered in our new facility near Detroit, Michigan and will conduct our North American operations, which we anticipate will commence in the third quarter of 2014.

        Our website is www.voxeljet.de. This website address is included in this annual report as an inactive textual reference only. The information and other content appearing on our website are not part of this annual report. Our principal executive offices are located at Paul-Lenz-Straße 1b, 86316 Friedberg, Germany, and our telephone number is +49 821 7483 100. Our agent for service of process in the United States is Corporation Service Company, located at 1090 Vermont Avenue N.W., Washington, DC 20005, telephone number (800) 927-9800.

Capital Expenditures

        Our capital expenditures, excluding sale and leaseback transactions, amounted to €11.2 million, €0.7 million and €0.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. In 2013, our main capital expenditures were for the purchase of real property located in Friedberg, Germany for approximately €10 million (€2.8 million of which was recognized as an asset under construction since the completion of the building on the property was not finished until December 31, 2013), and the purchase of plants and machinery for approximately €0.5 million. For further information about the property we purchased in Friedberg, Germany, see "—D. Property, Plants and Equipment."

B.    BUSINESS OVERVIEW

Our Company

        We are a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

        We currently offer six different 3D printer platforms, with build boxes that range from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.7 liters per hour to 123.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement.

        We believe that our recent innovations in 3D printers will continue to increase customer adoption of our additive manufacturing technology in industrial and commercial applications. Recent key innovations include:

  •
  The VX4000 system, which offers a build box of 4,000 × 2,000 × 1,000 millimeters, representing a volume that is more than six times the volume of the next largest commercially available 3D printer. The VX4000 prints at a speed of 75 seconds per layer, yielding a volumetric output rate of 123.0 liters per hour, the highest in the industry. This printer enables the user to print cost-effectively either a single, large-scale part or large quantities of customized smaller parts in a single batch.

  •
  The VXC800, which we believe is the only continuous build 3D printer currently on the market, has a build envelope of 850 × 500 millimeters, with the third dimension being theoretically unlimited. Unlike other additive manufacturing systems, the VXC800 utilizes a conveyer platform which permits the manufacturing of products that are not constrained by the length of a build box. We believe this process, enabled by our proprietary design, creates new opportunities in the direct digital manufacturing of parts, as this 3D printer can be integrated into our customers' workflows in a manner that allows for uninterrupted production.

        Our business is divided into two principal segments: Systems and Services.

        In our Systems segment, we focus on the sale, production and development of 3D printers. In addition, we sell refurbished 3D printers which were produced for and used in our Services segment. We also provide consumables, including particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts to our customers.

        In our Services segment, we print on-demand parts for our customers. At our service center, which we believe is one of the largest additive manufacturing service centers in Europe, we create parts, molds, cores and models based on designs produced using 3D computer-aided design, or CAD, software.

        We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2013, we had an installed base of 58 printers worldwide, and we operated one service center with approximately 16,000 square feet of production space, which was expanded at the end of 2013 and now includes over 40,000 square feet of production space.

        Our revenues grew to €11.7 million in 2013 from €8.7 million in 2012, an increase of 34.2%.

Our Additive Manufacturing Technology

        Our printers build or print parts from digital designs produced using 3D CAD software by successively depositing thin layers of particulate materials. A printhead passes over each layer and deposits our proprietary chemical binding agent in the selected areas where the finished product will be created.

        The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

        We currently produce six 3D printer platforms. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets that are currently in development. As of December 31, 2013, we had an installed base of 58 printers worldwide, which includes (i) printers in our service center in Europe and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

        The following table is a comparison of our 3D printer platforms:

Platform	VX4000	VX2000	VX1000
Build Box (millimeters)	4,000 × 2,000 × 1,000	2,000 × 1,000 × 1,000	1,060 × 600 × 500
External Dimensions (millimeters)	19,500 × 3,800 × 7,000	4,900 × 2,600 × 2,300	2,400 × 2,800 × 2,000
Print Resolution (dots per inch)	600	600	600
Layer Thickness (micrometers)	120 - 300	100 - 400	100 - 300
Volumetric Output Rate (liters per hour)	123	45	23
List Price*	€1,600,000	€995,000 - €1,100,000	€740,000 - €785,000
Date of Introduction	2011	2013	2011

Platform	VXC800	VX500	VX200
Build Box/Envelope** (millimeters)	850 × 500 ×	500 × 400 × 300	300 × 200 × 150
External Dimensions (millimeters)	4,000 × 2,800 X 2,200	1,800 × 1,800 × 1,700	1,700 × 900 × 1,500
Print Resolution (dots per inch)	600	600	300
Layer Thickness (micrometers)	300	80 - 150	150
Volumetric Output Rate (liters per hour)	18	3	0.7
List Price*	€600,000	€350,000 - €370,000	€125,000
Date of Introduction	2012	2007	2012

*
Prices depend on system configuration and materials and are subject to change. The list prices for our 3D printers are subject to certain discounts. Depending on negotiations with our customers, we may provide these discounts in the form of materials at amounts lower than their cost.

**
Build envelope relates to VXC800 only. The third dimension of the VXC800 is theoretically unlimited.

Materials

        Our commercialized material sets are comprised of sand and plastic particulate materials and their respective proprietary chemical binding agents. We believe these material sets are well suited for our commercial and industrial customers because these materials either (i) are commonly used in their existing manufacturing processes or (ii) match or exceed desired performance characteristics of existing materials being utilized in their manufacturing processes. Our sand material set offerings include four types of sands: (i) silica, (ii) kerphalite, (iii) zirconium oxide and (iv) chromite, with furane (used in our Services segment only), inorganic, shell molding and phenol resins as proprietary chemical binding agents. Our plastics material set offering is based on Poly(methyl methacrylate), or PMMA, and Polypor B and C as the proprietary chemical binding agents.

        We are currently in varying stages of development of new material sets which include the following particulate materials:

  •
  shell molding and chromite sands;

  •
  additional PMMA-based plastics;

  •
  ceramics;

  •
  silicon carbide;

  •
  tungsten carbide;

  •
  wood powder; and

  •
  cement.

On-demand Parts Services

        At our service center in Germany, we create parts, molds, cores and models for a variety of industrial and commercial customers based on designs produced using 3D CAD software. We receive orders directly from customers and indirectly through our sales agents.

        We recently expanded our service center in Germany, which now contains over 40,000 square feet of production space. We believe this service center is one of the largest additive manufacturing service centers in Europe.

        We help our customers move from the design stage to the production stage by assisting them in evaluating the optimal design and material sets for their production needs. After printing parts, we employ a thorough cleaning, finishing, quality control review and packaging and shipping process to ensure the customer receives high-quality and immediately-usable parts. Based on our capacity utilization, the lead time required for us to print a part for a customer ranges from three to 21 days and is typically five business days. Due to the size of the printers' build boxes utilized in our service center, specifically the VX4000 printer, we are able to print more parts simultaneously on one printer than anyone else in the industry, resulting in cost-effective and quick turnaround times for our customers' print jobs and increased revenue and profitability for us.

        Our technicians also train customers on operating, maintaining and troubleshooting our 3D printers through hands-on experience at our service center. Additionally, our technicians provide field support to our customers as needed.

        In March 2014, we leased an 50,000 square foot facility near Detroit, Michigan that will house our North American service center, which we anticipate will be operational in the third quarter of 2014.

Our Customers

        We are an early entrant in the market for industrial part production utilizing additive manufacturing and are one of the few providers of additive manufacturing solutions to industrial customers, including the foundry, automotive, heavy equipment, power fluid handling and aerospace industries. We believe we have a reputation for providing high-quality systems and services in the marketplace with strong relationships with a number of leading multinational customers, including Daimler AG, BMW AG, Ford Motor Company, Liebherr Group, Alphaform AG, 3D Systems Corporation, Volkswagen AG and Porsche SE, as well as with other key users of additive manufacturing in the film and entertainment industry, such as Propshop, and technical universities such as the University of Rostock, and the Vaal University of Technology. Purchasers of our printers also include original equipment manufacturers, government agencies and independent service bureaus that provide rapid prototyping and manufacturing services to their customers. Many of our customers have been customers for over a decade. We also collaborate on research and development projects with a number of our automotive and technical university customers, including Daimler AG, BMW AG, Ford Motor Company, Volkswagen AG and the Technical University of Munich. As our customers integrate additive manufacturing into their production processes, they typically continue to utilize our on-demand parts service center for a variety of reasons, including for incremental capacity and for parts printed from different material sets.

        We conduct a significant portion of our business with a limited number of customers. Our top five customers represented 41%, 29% and 35% of total revenues for the years ended December 31, 2013, 2012 and 2011, respectively. In the year ended December 31, 2013, Propshop accounted for 13% of our revenues and was the only one of our customers who accounted for more than 10% of our revenues in this period. These customers primarily purchased 3D printers. Sales of on-demand parts and consumables tend to be from repeat customers that may utilize the capability of our on-demand parts service center for one month or longer. Sales of 3D printers are low volume and generate significant revenues, but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer's capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period to period financial results.

Sales and Marketing

        We sell our 3D printers and related consumables both through our direct sales force and with the assistance of our network of more than 30 sales agents globally. Our sales organization, including our dedicated sales, service and application engineers, is responsible for worldwide sales of our 3D printers and on-demand parts services, as well as for the management and coordination of our growing sales agent network. Our direct sales force focuses primarily on customers in Europe, while our sales agents are responsible for facilitating sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our sales agents, which grant the sales agent the right to market our products in a specified territory on either an exclusive or non-exclusive basis, depending on the sales agent; however, all sales contracts for our products are entered into between us and our customers. Certain of these sales agents also provide maintenance services to customers in their specified territories. Our application engineers provide professional services through pre-sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of December 31, 2013, our worldwide sales staff for systems and parts consisted of 20 employees.

        Educating our customers and raising awareness in our target markets about the many uses and benefits of our 3D printing technology is an important part of our sales process. We believe that customers who experience the efficiency gains, decreased lead times, increased design flexibility and reduced costs of 3D printing as compared to subtractive manufacturing are more likely to purchase our 3D printers and utilize our on-demand parts services. We encourage potential purchasers of our 3D printers to first utilize our on-demand parts services so that they can experience firsthand the benefits of our 3D printing technology. We currently market our brand and our services at industry conferences, trade shows, and across various forms of digital and traditional media and plan to increasingly expand our marketing efforts in North America in conjunction with our geographic expansion to that region.

Services and Warranty

        Our fully-trained service technicians perform installations of our 3D printers. For the first year following the purchase of one of our 3D printers, we provide complimentary service and support under a warranty. We also offer service contracts under which our customers can purchase maintenance and services beyond the one-year term of the warranty. These service contracts contain varying degrees of support services and are priced accordingly. Finally, we sell spare parts which we maintain in stock to assist in providing service expeditiously to our customers. Historically, we have not experienced a high level of warranty claims.

Manufacturing and Suppliers

  Manufacturing

        We assemble our 3D printers at our facility in Friedberg, Germany using components sourced from distributors of standard electrical or mechanical parts, as well as from manufacturers which design custom parts tailored to the proprietary designs of our machines. We periodically review the quality and performance of our distributors and manufacturers. Upon completion of the assembly of our 3D printers, we perform tests to ensure that the printer is functioning properly before the system is shipped and again after the system is installed at the customer's site.

        To provide customers with assurance regarding the quality and consistency of our systems, we obtained ISO 9001:2008 certification for our facilities in 2010. ISO 9001:2008 provides a structure for a quality management system that strives for customer satisfaction, consistent quality and efficiency. In addition, there are internal benefits such as improved customer satisfaction, interdepartmental communications, work processes and customer-and-supplier partnerships. The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

  Inventory and Suppliers

        We maintain an inventory of certain parts to facilitate the timely assembly of products required by our production plan. While most components used in our 3D printers are available from multiple suppliers, certain of these components are only available from limited sources. We consider our limited-source suppliers, including the suppliers of our printheads, to be reliable; however, the loss of one of these suppliers could result in a delay in our operations. This type of delay could require us to find and re-qualify components supplied by one or more new vendors. Although we consider our relationships with our suppliers to be good, we continue to develop risk management plans for these critical suppliers.

Research and Development

        We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of December 31, 2013, we had approximately 50 active research and development projects in various stages of completion. Our development efforts are augmented by development arrangements with research institutions, customers and suppliers of material and hardware, among others. In certain instances, such development arrangements involve commitments from us for prospective research and development expenditures. As of December 31, 2013, we had 31 employees working in our research and development department.

        In addition to our internally-developed technology platforms, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products. The amount of such royalties was not material to our results of operations or financial position for the year ended December 31, 2013.

        Our research and development expenses were €2.7 million, €1.6 million and €1.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

        A significant portion of our research and development expenditures have been focused upon developing proprietary systems, processes and materials, including:

  •
  the qualification of new print materials, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement;

  •
  the development of new or enhanced proprietary chemical binding agents;

  •
  the development of new or enhanced binding mechanisms;

  •
  the mechanics of spreading powders in a build box;

  •
  the transfer of digital data through a series of software links to drive a printhead; and

  •
  synchronizing all of the above to print ever-increasing volumes of material per unit time.

        We also regularly apply for research and development grants and subsidies under European and German grant rules for small and medium enterprises. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the German Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie), the Bavarian Research Foundation (Bayerische Forschungsstiftung) and the German Federal Foundation Environment (Deutsche Bundesstiftung Umwelt).

        We expect to continue to invest significantly in research and development in the future.

Intellectual Property

        We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trademarks, and trade secrets. We also have in place confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others.

        Patents.    As of February 28, 2014, we owned or co-owned 21 issued U.S. patents and 20 pending U.S. patent applications. In addition, we own or co-own patent rights in Europe, Asia and Canada. In total, as of February 28, 2014 our patent portfolio consisted of over 180 U.S. and international patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2017 and the latest expiring in 2031. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

        These patent assets are complemented by our marketing, business development and applications know-how and our ongoing research and development efforts. Nevertheless, there can be no assurance that our patents, licenses or other intellectual property rights will afford us a meaningful competitive advantage in the fast-paced and innovative field in which we operate.

        Trade Secrets.    As is true in our industry generally, the development of our products, processes and materials has involved a considerable amount of experience, manufacturing and processing know-how and research and development techniques. We protect our proprietary processes and technologies with a blend of patent protection and trade secret protection. As part of our overall intellectual property strategy, we protect our non-patented proprietary knowledge as trade secrets through confidentiality controls and through the use of nondisclosure and confidentiality agreements.

        Licenses.    We are a party to various licenses and other arrangements that allow us to practice and improve our technology under a range of patents, patent applications and other intellectual property, including license agreements with ExOne, Z Corp, and Bego Medical GmbH, or Bego, each described in more detail below.

        In 2003, we entered into an agreement with Extrude Hone GmbH (now doing business as ExOne and parent company to Prometal RCT GmbH, the entity currently holding the transferred rights) related to patents and technologies using certain binders and sand-based casting methods. Under the terms of this agreement, we granted to ExOne exclusive rights to make and sell machines exploiting these technologies in return for a purchase by ExOne of a 40% ownership share in the relevant patents and related technologies and an ongoing obligation to pay royalties to us. We also agreed to a corresponding 60%/40% split in revenues generated from any licenses granted by ExOne. Under this agreement, we are permitted to use machines and provide services relating to these technologies, but not to make or sell machines utilizing these technologies without ExOne's consent, although ExOne has an obligation to consent if the machines do not compete with products engineered, manufactured or sold by ExOne or its affiliates. If we intend to sell any of the intellectual property that is the subject of this agreement, we are required to notify ExOne thereof and ExOne would then have the option to acquire our ownership share of such intellectual property at fair market value within one month of such notice. Similarly, ExOne has a right of first refusal regarding the purchase of any developments and improvements we make to such intellectual property and a set of six patents (including one U.S. patent) related to wax technologies, as well as the right to negotiate to receive a license to such developments and improvements. We later signed an amendment with ExOne specifically allowing us to use the subject patents for our own 3D printers working with plastics. As a part of this agreement, we also agreed to pay a license fee in the low single digits that is based on the net sales price of covered plastic printing machines. The obligation of both parties to pay royalties under this agreement extends until the expiration of the last issued patent included in the list of transferred patent assets.

        While our rights are restricted regarding use of certain binders and sand-based casting methods in 3D printers under our agreements with ExOne, we believe these restrictions will not materially impact the growth of our business, as we have developed processes which do not rely upon the subject patent portfolio, associated agreements and related technologies.

        In 2004, we entered into a non-exclusive license and sublicense agreement with Z Corp, which allows us to make, use and sell 3D printing equipment for the fabrication of plastic parts utilizing organic powder binders under certain Z Corp and MIT patents. In return for these rights, we agreed to pay an initial license fee and ongoing tiered royalties at a royalty rate in the mid-single digits. We later amended this agreement, expanding our permitted use of the licensed powder-binder technology to include inorganic powder, ceramics, and concrete printing in a process that does not require post-processing other than oven baking parts or liquid infiltration, but restricting us to monochromatic color configurations. The agreement extends until the expiration of the licensed patents; we can terminate the agreement with six months prior written notice, and Z Corp can terminate the agreement if we fail to make payments or otherwise commit a material breach that we fail to cure. In the event of a change in our control, which includes any transaction that involves the transfer of more than 50% of the voting power of our securities to a person or persons different from the persons who held those securities immediately prior to such transaction, Z Corp has the right to terminate the agreement by written notice to us, but has agreed to consider our interests as well as its own before terminating the agreement.

        In 2012, we entered into a cross-licensing agreement with Bego pursuant to which each party granted to the other certain exclusive rights regarding each parties' patents and applications directed to continuous additive manufacturing. We granted to Bego an exclusive license to market patent-covered products in the field of laser-sintering and other related technologies, while Bego granted to us an exclusive license to market patent-covered products in the field of powder-binder technology (other than for dental applications). We also agreed to pay to Bego a royalty in the low single digits and to pay a participation fee to Bego in the event that we grant any sublicenses to the technology (which, to date, we have not done). This agreement automatically terminates upon the expiration of the last patent subject to the agreement.

        In addition to the foregoing licenses, we have also licensed additional patents that we believe can be used to expand our material set offerings.

        Trademarks.    We have secured word and figurative trademarks for Voxeljet in Europe and have international (IR) applications covering the United States, Russia, Mexico and a number of countries in Asia.

Competition

        Our principal competitors consist of other developers of 3D printing systems and providers of 3D printing services. These companies use a variety of additive manufacturing technologies, including:

  •
  fused deposition modeling;

  •
  powder binding;

  •
  inkjet;

  •
  selective laser sintering; and

  •
  stereolithography.

        Some of the companies that have developed and use one or more additive manufacturing technologies to compete with us include: ExOne, 3D Systems Corporation, Stratasys Ltd. and EOS GmbH.

        These technologies, which compete for market share in the additive manufacturing industry, possess various competitive advantages and disadvantages relative to one another within key categories, including resolution, accuracy, surface quality, variety and properties of the materials they use and produce, capacity, speed, color, transparency and the ability to print multiple materials. Due to these multiple categories, we believe end-users usually make technology purchasing decisions based on the characteristics that they value most for a particular application. The competitive environment that has developed is therefore intense and dynamic, as market players often position their technologies to capture multiple vertical markets.

        Despite the challenging competitive landscape, we believe that we have several competitive advantages, including the size of our build platforms, our printing speeds, the volumetric output rate of our 3D printers and the variety of qualified material sets that we offer to commercial and industrial customers.

        We also compete with established subtractive manufacturers in the industrial products market. However, we believe that we are well positioned to expand our share of the industrial products market as additive manufacturing gains recognition and increases its cost-effectiveness. As our technologies improve and our unit cost of production decreases, we expect to be able to better compete with subtractive manufacturing on a wide range of products, thereby expanding our addressable market.

Seasonality

        Historically, our results of operations have been subject to seasonal factors. Purchases of our 3D printers often follow a seasonal pattern owing to the capital budgeting cycles of our customers. Generally, 3D printer sales are higher in our second and fourth fiscal quarters than in our first and third fiscal quarters. Sales in our Services segment generally are not affected by seasonality.

See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenues and operating results may fluctuate."

Regulatory/Environmental Matters

        We are subject to environmental, health and safety regulations in Germany, as well as in the countries where our products and materials are used or sold.

Germany

  Legal Requirements for Manufacturing Sites

        Emissions Control Law.    We currently do not require any permits granted under the Federal Emissions Control Act (Bundes-Immissionsschutzgesetz, or BImSchG). However, we currently use resins (Harze) to create models for customers. A building permit that was granted to us in June 2010 by the city of Friedberg permitted us to use the building in a different manner and reconstruct one of our production sites for the usage of several resins. The building permit was granted under the condition (Auflage) that the amount of resins processed by us does not exceed 10 kilograms per hour. If we process more resin in the future, we will need to obtain a permit under BImSchG. Facilities that are subject to BImSchG are required to comply with the current state of the art (Stand der Technik) in emissions reduction and safety technology. It is therefore possible that we will need to periodically upgrade our facilities that are subject to BImSchG requirements in the future in order to comply with evolving technical standards.

        Production, Possession and Handling of Waste and Dangerous Goods.    Our business activities result in the generation, possession and handling of waste, including hazardous waste. Under the German Act on Recycling (Kreislaufwirtschaftsgesetz, or KrWG), the generation, possession and handling of waste is subject to several obligations, depending, among other things, on the waste concerned. As the producer (Erzeuger) and possessor (Besitzer) of waste, we are generally responsible for the proper handling of this waste.

        Section 50 of the KrWG requires producers, possessors, collectors and transporters of waste and disposal firms to verify to the competent authority proper disposal of hazardous waste (gefährliche Abfälle). Whether a certain substance qualifies as hazardous waste is determined according to the German Ordinance on the European Waste List (Verordnung über das Europäische Abfallverzeichnis).

        We further comply with the International Maritime Dangerous Goods Code, which is accepted as an international guideline for the safe transportation or shipment of dangerous goods or hazardous materials by water.

        We also comply with the Regulation (EC) No. 1907/2006 of the European Parliament and of the Council of December 18, 2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH).

        We have entered into an agreement with a third party in Germany to serve as our external risk prevention officer (Gefahrgutbeauftragter). The risk prevention officer ensures that we comply with specific regulations and provisions when dangerous goods are shipped.

  Legal Requirements Related to Products

        Product Safety.    Our products are used in a wide range of industries. As some of our products may be used directly by customers, we are subject to the Product Safety Act (Produktsicherheitsgesetz, or ProdSG), which relates to general product safety. With the ProdSG of November 8, 2011 and the ninth regulation to the ProdSG as amended (Neunte Verordnung zum Produktsicherheitsgesetz (Maschinenverordnung)), the German legislature transformed, among other European Directives, the

Directive 2006/42/EC of the European Parliament and of the Council of May 17, 2006 on machinery into German law. The ProdSG applies whenever products are made available on the market, exhibited or used for the first time in the context of a commercial activity, but only in the absence of other legal provisions that provide for corresponding or more far-reaching provisions.

        Under the ProdSG, a product may be made available on the market only if it complies with specific regulations for such product, or, in the absence of such specific regulations, if its intended or foreseeable use does not put the health and safety of persons at risk.

        In addition to compliance with this safety requirement, if products are made available to consumers, manufacturers must provide consumers with the necessary information to enable them to assess the risks inherent in such product where such risks are not immediately obvious without adequate warnings and to take precautions against those risks. If manufacturers or distributors of consumer products discover that a product is dangerous, they must notify the competent authorities and, if necessary, cooperate with them. Under certain circumstances, a product may have to be recalled.

        Occupational Health and Safety Requirements.    Where the working environment may pose threats to employees, occupational health and safety laws are applicable. German law on occupational safety is heavily influenced by the requirements of EU law. The central rules on occupational safety in Germany are contained in the Act on Occupational Safety (Arbeitsschutzgesetz, or ArbSchG), which requires employers to provide for their employees' safety. This general obligation is put into effect through several ordinances (Rechtsverordnungen) under the ArbSchG, which are defined in technical guidelines. One central element is the Workplaces Ordinance (Arbeitsstättenverordnung), which contains various regulations on workplace conditions relating to, for example, ventilation, temperature and illumination.

  Potential Liability for Products and Environmental Losses

        Our business activities are such that product liability and liability for environmental damage are possible. Under general rules of the German Civil Code (Bürgerliches Gesetzbuch, or BGB), fault-based compensation (Schadensersatz) is to be paid for breach of contract or unlawful infringements of legally protected rights. This obligation does not only apply to our own acts but may extend to behavior of individuals that work or undertake tasks for us under Sections 278, 831 BGB.

        In addition, we may be strictly liable (i.e., liable regardless of our fault), as a Producer under the Product Liability Act (Produkthaftungsgesetz, or ProdHaftG), for damages caused by a defective product. "Producer" means any participant in the production process, the importer of the defective product, any person putting a name, trademark or other distinguishing feature on the product, and any person supplying a product whose actual producer cannot be identified. "Defectiveness" means the lack of the safety which the general public is entitled to expect when taking into account, among other things, the presentation of the product and the uses to which it can reasonably be put.

        Additionally, in case of damage to persons or property caused by our facility, we may additionally be strictly liable under the Act on Liability for Environmental Damage (Umwelthaftungsgesetz) and under the Environmental Damage Act (Umweltschadensgesetz).

Worldwide

        Our operations and the activities of our employees, contractors and agents around the world are subject to the laws and regulations of numerous countries, including the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

        Our operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the European Union Anti-Corruption Act, U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar regulations in other jurisdictions. Although we have implemented policies and procedures designed to ensure compliance with these laws, our employees, contractors, and agents may take actions in violation of such policies. Any such violations, even if prohibited by our policies, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

Legal Proceedings

        From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Insurance

        We maintain comprehensive business liability insurance coverage (Betriebshaftpflichtversicherung "Compact-Firmenversicherung") for our business operations. In addition, we have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our management and supervisory board members and our executive managers may incur in connection with their conduct as members of our management and supervisory boards or executive managers. We also maintain insurance policies on our 3D printers, a group insurance policy for our employees covering occupational accidents, car insurance policies and a legal expenses insurance policy. We consider the insurance coverage we have to be adequate in light of the risks we face.

Geographic Information

        Our revenues by geographic region for the year ended December 31, 2013 were EMEA 97%, Asia Pacific 1% and Americas 2%, as compared to EMEA 85%, Asia Pacific 11% and Americas 4% for the same period in 2012, and EMEA 98%, Asia Pacific 1.1% and Americas 0.9% for the same period in 2011. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results."

C.    ORGANIZATIONAL STRUCTURE

        On February 5, 2014, our subsidiary, Voxeljet of America Inc., was incorporated in Delaware. Voxeljet of America Inc. will be headquartered in our new leased facility near Detroit, Michigan and will conduct our North American operations, which we anticipate will commence in the third quarter of 2014. Voxeljet of America Inc. is our only subsidiary.

D.    PROPERTY, PLANTS AND EQUIPMENT

        Our corporate headquarters and on-demand parts service center are located in Friedberg, Germany where we operate production hall spaces of approximately 60,050 square feet, storage spaces of approximately 6,380 square feet and office spaces of approximately 10,950 square feet.

        On December 6, 2013, we purchased title to the real property in Friedberg, Germany underlying our corporate headquarters and on-demand parts service center for approximately €10.0 million. The real property purchased is approximately 162,000 square feet in size and contains two production halls and an office building. In connection with the purchase, we obtained a ten-year option over certain parcels of real property adjacent to the acquired property totaling approximately 190,000 square feet in size, which gives us the ability to further expand our Friedberg facility in the future.

        We had leased our corporate headquarters and on-demand parts service center through the first quarter of 2014. We made aggregate lease and sublease payments for these facilities in 2013 and 2012 of €0.3 million and €0.3 million, respectively.

        In December 2013, we committed to purchase an undeveloped site adjacent to our headquarters from the City of Friedberg for €0.6 million. This site is approximately 57,800 square feet in size.

        In March 2014, we entered into an agreement to lease an approximately 50,000 square foot facility near Detroit, Michigan that will house our North American service center, which we anticipate will be operational in the third quarter of 2014. We believe that our existing facilities are adequate for our current and foreseeable requirements.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Item 3. Key Information—A. Selected Financial Data" and our audited financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under "Item 3. Key Information—D. Risk Factors," "Special Note Regarding Forward Looking Statements" and elsewhere in this annual report.

A.    OPERATING RESULTS

Overview

        We are a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

        We currently offer six different 3D printer platforms, with build boxes that range from 300 × 200 × 150 millimeters to 4,000 X 2,000 X 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.7 liters per hour to 123.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement.

        We believe that our innovations in 3D printers will continue to increase customer adoption of our additive manufacturing technology in industrial and commercial applications.

        On October 23, 2013, we completed our initial public offering of 7,475,000 American Depositary Shares ("ADSs") at a public offering price of $13.00 per ADS. The Company received net proceeds of approximately $64.5 million, or approximately €46.8 million, in the IPO.

        Our business is divided into two segments: Systems and Services.

        In our Systems segment, we focus on the development, production and sale of 3D printers. In addition, we sell refurbished 3D printers which were produced for and used in our Services segment. Before these 3D printers are sold, they are fully refurbished and a new printhead is installed. We also provide consumables, including particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts to our customers.

        Historically, to our project and development partners, we have sold and leased test machines, which are smaller printers with limited functionality designed to provide full flexibility to change parameters for the purpose of testing materials and processes. In 2012, we introduced the VX200, a fully functional 3D printer with similar flexibility for process optimization and materials development. As a result, we do not plan on selling test machines in the future.

        In our Services segment, we print on-demand custom parts for our customers. At our service center, which we believe is one of the largest additive manufacturing service centers in Europe, we create parts, molds, cores and models based on designs produced using 3D computer-aided design, or CAD, software.

        We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2013, we had an installed base of 58 printers worldwide, which includes test machines and 3D printers installed at our customers' premises and in our service center in Europe. We currently operate one service center with approximately 16,000 square feet of production space.

        Our revenues grew to €11.7 million in 2013 from €8.7 million in 2012, representing a 34.2% annual growth rate.

        Our profit declined by €2.9 million to a net loss of €2.7 million in 2013 compared to a profit of €0.2 million in 2012 resulting from higher operating expenses in all areas of our operations. The Long Term Cash Incentive Plan, or LTCIP (as described in more detail under "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions"), had a negative impact of €0.9 million on our profit. In addition, our other operating expenses include €0.6 million of costs related to the initial public offering. These costs related to our initial public offering were primarily for internal scoping and planning and external consulting services. Our operating expenses further increased due to higher headcount related to the pursuit of our growth strategy.

Seasonality

        Historically, our results of operations have been subject to seasonal factors. Purchases of our 3D printers often follow a seasonal pattern owing to the capital budgeting cycles of our customers. Generally, 3D printer sales are higher in our second and fourth fiscal quarters than in our first and third fiscal quarters. Sales in our Services segment generally are not affected by seasonality. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenues and operating results may fluctuate."

Growth Strategy

        Our business strategy focuses on (i) growing our Services segment in order to print more parts for our existing customers and gain new customers and (ii) using our knowledge and market position to increase sales of our 3D printers. Our growth strategy is also dependent in part on continuing our investment in research and development activities, which should enable us to meet the needs of our target customers through the development of new material sets and 3D printers with bigger build boxes and faster print speeds.

        We intend to develop our customer base internationally, so that our revenues are not dependent on sales to any one region. We also seek to grow both our Systems and Services segments so that we are not overly reliant on either segment. We believe that this strategy will help to offset some of the variability in the Systems segment, which can be more susceptible to macroeconomic trends.

Outlook

        We believe that interest in additive manufacturing is increasing as a result of increased commercialization of 3D printers and recent media attention worldwide. We occupy a defined space in the additive manufacturing market because of the size of our machines and their ability to print industrial products from qualified industrial materials. While our 3D printers may differ from those of many other additive manufacturing companies, we expect an increase in additive manufacturing to generally have a positive effect on the public's awareness of our industry.

        Furthermore, we believe that additive manufacturing provides several advantages over traditional design and manufacturing processes, including:

  •
  Elimination of Design Constraints

  •
  Reduced Cost of Complexity

  •
  Mass Customization

  •
  Reduced Time to Market

  •
  Cost Effective Short Run Production

        There are a number of available additive manufacturing technologies, including powder binding, inkjet, fused deposition modeling, stereolithography and selective laser sintering. These technologies differ on the basis of accuracy, surface quality, variety and properties of consumables, capacity, speed, color variety, transparency and the ability to print multiple materials, among other factors. Our 3D printers employ a powder binding technology to produce parts using various material sets. Powder binding is a process in which layers of powder are bonded by a liquid agent that is deposited through a printhead. We believe this process has the fastest build speeds and the lowest materials cost relative to other additive manufacturing technologies.

        We believe that our planned investments in additional capacity in Europe and new service center in North America should position us to generate higher growth in our Services segment in the future.

Key Measures of Our Business

        We use several financial and operating metrics to measure our business. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the longer-term performance of our marketplace. The key metrics are as follows:

Revenues

        Our revenues are generated primarily by sales of our 3D printers, consumables and custom 3D printed parts produced at our service center. We operate in two segments: Systems and Services. The Systems segment derives its revenues from the sale of 3D printers and products and services related to our 3D printers, including consumables, which include particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts. Systems revenue also includes revenue associated with the leasing of 3D printers to customers; however, revenue related to the leasing of 3D printers is not material. The Services segment derives its revenues from the on-demand printing of parts at our service center.

        Our revenues are influenced by:

  •
  global macroeconomic conditions;

  •
  the adoption rate of our 3D printers and material sets;

  •
  our ability to develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end-users, particularly with respect to the physical properties of print materials and other consumables;

  •
  the capital expenditure budgets of our potential customers;

  •
  the amount of design and manufacturing activity; and

  •
  the adoption of additive manufacturing technology in various industries.

        Sales of our 3D printers, particularly our higher-priced systems, typically involve long sales cycles, are subject to seasonality and can be difficult to forecast. Because each of our printers can represent a significant amount of revenue, a delay in a purchasing decision, our production schedule or the shipment of a printer can have a material impact on our periodic reporting of revenues.

        In addition, the lack of available production capacity at our service center can influence the revenue we generate in our Services segment in a given period.

        In the course of our routine activities, we sell to customers 3D printers that we have operated in our service center. Before these 3D printers are sold, they are generally fully refurbished, a process which includes the installation of a new printhead. On average, these refurbished printers have been operating within the service center for 1.5 to 2.5 years prior to their sale. The proceeds from the sale of such refurbished 3D printers are recognized as Systems revenue.

Gross Profit

        Our gross profit (measured as the difference between our revenues and our costs of sales) and gross profit margin for our Systems and Services segments are mainly influenced by materials, labor and energy costs. In particular, the gross profit margins in our Systems segment on sales of our 3D printers also depend on the type and status of the sold products. Our Systems segment sometimes sells refurbished printers manufactured by us and previously set up in our service center. The gross profit is lower on refurbished printers, and the number of refurbished printers sold in a period affects the gross profit margin of our Systems segment. In addition, our gross profit is affected by our Long Term Cash Incentive Plan (the "LTCIP"). In the financial year ended December 31, 2013, the LTCIP has increased the personnel expenses component in our cost of sales, which had a negative impact on our gross profit.

Critical Accounting Policies and Significant Estimates

        The following paragraphs discuss the items that we believe are the critical accounting policies most affected by significant management estimates and judgments. Management has discussed and periodically reviews these critical accounting policies, the basis for their underlying assumptions and estimates and the nature of our related disclosures herein.

Revenue Recognition

        We sell 3D printers that we manufacture, either in new condition or after having been used in our service center. We recognize revenue from these sales upon the transfer of risks and rewards of ownership to the buyer, which is upon completion of the installation of the 3D printer at the customer site, as evidenced by the customer's final acceptance. Revenue from the sale of custom-ordered printed products, consumables, spare parts and other machine parts is recognized upon transfer of title, generally upon shipment. Revenue for all deliverables in sales arrangements is recognized to the extent that it is probable that the economic benefit arising from the ordinary activities of the business will flow to us, provided that the amount of revenue and the costs incurred or to be incurred in respect of the sale can be measured reliably. We measure revenue at the fair value of the consideration received or receivable, which is fixed at the time of recognition of revenue. In instances where we receive revenues but the revenue recognition criteria are not met yet, amounts are recorded as deferred revenue and included in other liabilities and provisions in the accompanying statement of financial position.

        We provide our customers with a standard one year warranty agreement on all 3D printers we sell. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the 3D printer.

        After the initial one-year warranty period, we offer customers optional maintenance contracts. Maintenance contracts have a term of 12 months and automatically renew for another 12 months, if not previously cancelled. Deferred maintenance service revenue is recognized on a straight-line basis as the costs of providing services incurred under the contracts generally do not vary significantly throughout the year.

        Shipping and handling costs billed to customers for 3D printer sales and sales of printed products and consumables are included in revenues in the statement of comprehensive income (loss). Costs incurred by us associated with shipping and handling are included in cost of sales in the statement of comprehensive income (loss).

        Our terms of sale generally require payment within 30 to 60 days after shipment of a product, although we recognize that longer payment periods are customary in some countries in which we do business. To reduce credit risk in connection with 3D printer sales, we may, depending on the individual circumstances, require significant deposits prior to shipment. In some circumstances, we may require payment in full for our products prior to shipment and we may also require international customers to furnish letters of credit. These deposits are reported as customer deposits included in other liabilities and provisions in the accompanying statement of financial position. Services under maintenance contracts are billed to customers in advance on a monthly, quarterly, or annual basis, depending on the contract.

        On four occasions in the past, we have provided loans to customers to cover the purchase price of a 3D printer. The criteria to recognize revenue from the sale of these 3D printers as stated in IAS 18 are fulfilled, so we can recognize all revenue from the sale of these printers upon delivery. Generally, revenue from the sale of a 3D printer is recognized when all the following conditions have been satisfied:

  (a)
  We have transferred to the buyer the significant risks and rewards of ownership of the goods;

  (b)
  We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  (c)
  The amount of revenue can be measured reliably;

  (d)
  It is probable that the economic benefits associated with the transaction will flow to us; and

  (e)
  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

        As it relates to situations where we have provided loans to purchasers of our 3D printers, all of these conditions are fulfilled, as the risks and rewards were transferred with the legal title and the passing of possession for revenue recognition to our customers and we have established a process to assess the credit of each customer and confirm the customer's creditworthiness beforehand. We do not ordinarily offer loans to current or prospective customers to cover the purchase of 3D printers.

Sale and Leaseback Transactions

        Finance leases consist primarily of borrowings associated with sale and leaseback transactions of involving printers that we manufactured and use in our Services segment. Additionally, we are a party to finance lease agreements for 3D printers manufactured by others and used in our service center. Our leased assets are recognized at the lower of fair value or the present value of minimum lease payments and depreciated over the asset's estimated useful life. We include assets under finance leases in "Property, plant and equipment" in the statement of financial position. Gain on sale and leaseback transactions is recorded as deferred income in the statement of comprehensive income (loss) and recognized as "Other operating income" over the term of the lease contract.

Allowance for Doubtful Accounts

        In evaluating the collectability of our accounts receivable, we assess a number of factors, including a specific client's ability to meet its financial obligations to us, such as whether a customer has declared bankruptcy or not. Other factors assessed include the length of time the receivables are past due and historical collection experience. Based on these assessments, we record a reserve for specific customers based on their current economic situation. If circumstances related to specific customers change, or economic conditions deteriorate such that our past collection experience is no longer relevant, our estimate of the recoverability of our accounts receivable could be further reduced from the levels provided for in the financial statements.

        We believe that our allowance for doubtful accounts is a critical accounting estimate because it is susceptible to change and dependent upon events that may or may not occur and because the impact of recognizing additional allowances for doubtful accounts may be material to the assets reported on our statement of financial position and in our statement of comprehensive income (loss).

Inventories

        Our inventories are measured at the lower of acquisition cost, manufacturing cost or net realizable value, each as determined by the first-in, first-out (FIFO) method. Manufacturing costs are comprised of all costs that are directly attributable to the manufacturing process, such as direct materials and labor costs, and production-related overhead (based on normal operating capacity and normal consumption of materials, labor and other production costs), including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

        We evaluate the adequacy of our allowance for inventory on a yearly basis. Our determination of our inventory allowance is subject to change because it is based on management's current estimates of the allowance required and potential adjustments.

        We believe that our allowance for inventory is a critical accounting estimate because it is susceptible to change and dependent upon events that may or may not occur and because the impact of recognizing an additional allowance may be material to the assets reported on our statement of financial position and in our statement of comprehensive income (loss).

Other Financial Information

        We believe EBITDA (earnings before interest, taxes, depreciation and amortization) is meaningful to our investors to enhance their understanding of our financial performance. Although EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

        We define EBITDA as profit (loss) plus income tax expenses (benefit), financial result and depreciation and amortization. Disclosure in this annual report of EBITDA, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Adjusted EBITDA to Profit (Loss)

	Year Ended December 31,
	2013	2012	2011	2010
	(€ in thousands)
Profit (loss)	€(2,714)	€212	€43	€(208)
Income taxes	358	116	41	(65)
Financial result	343	345	384	351
Depreciation and Amortization	1,493	1,343	1,246	1,110

EBITDA	€(520)	€2,016	€1,714	€1,188

Statement of Comprehensive Income (Loss)

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

        The following table sets forth certain statements of comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2013		2012
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€11,688	100%	€8,711	100%	€2,977
Cost of sales	7,045	60.3	4,957	56.9	2,088

Gross profit	4,643	39.7	3,754	43.1	889
Selling expenses	2,640	22.6	1,510	17.3	1,130
Administrative expenses	1,676	14.3	758	7.6	918
Research and development expenses	2,651	22.7	1,573	18.1	1,078
Other operating expenses	583	4.9	62	0.7	521
Other operating (income)	(894)	7.7	(822)	9.4	(72)

Operating profit (loss)	(2,013)	17.2	673	7.7	(2,686)
Finance expense	380	3.3	363	4.2	17
Finance (income)	(37)	0.3	(18)	0.2	(19)

Financial result	343	2.9	345	4.0	(2)

Net profit (loss) before income taxes	(2,356)	20.2	328	3.8	(2,684)
Income taxes	(358)	3.1	(116)	1.3	(242)

Profit (loss)	€(2,714)	23.2%	€212	2.4%	€(2,926)

Summary

        Our revenues increased by €3.0 million, or 34.2%, to €11.7 million in 2013 from €8.7 million in 2012. Revenues for 2013 increased primarily due to an increase in the number of 3D printers sold. In 2013 we sold nine 3D printers compared to six 3D printers sold in 2012. Revenues from the printing of on-demand parts for our customers increased slightly, but were limited by current capacity constraints in our service center. We recently expanded our service center and expect that these capacity constraints will be alleviated as a result of this expansion.

        Our gross profit for 2013 increased by €0.9 million, or 23.7%, to €4.6 million from €3.8 million in 2012. Our higher gross profit for 2013 resulted primarily from increased sales of 3D printers in 2013 and the product mix in our Systems segment. Our gross profit margin decreased from 43.1% in 2012 to 39.7% in 2013. This decrease resulted from increased cost of sales caused primarily by higher personnel expenses in connection with the LTCIP.

        Our operating profit declined by €2.7 million to a loss of €2.0 million in 2013 from a profit of €0.7 million in 2012. This is due to a higher level of operating expenses in connection with our preparations to become a public company and with the buildup of personnel resources to pursue our growth strategy. In addition to increasing headcount in all departments, we implemented the LTCIP in October 2013, which resulted in costs of €0.9 million in 2013. Additionally, other operating expenses include €0.6 million of costs incurred primarily for internal scoping and planning and external consulting services related to our initial public offering.

Revenues by Segment

        The table below sets forth the change in revenues by segment from 2012 to 2013:

	Year Ended December 31,
			Period-over- period change
	2013	2012
	(€ in thousands)
Systems	€6,343	€3,464	€2,879

Services	5,345	5,247	98

Total Revenue	€11,688	€8,711	€2,977

        Revenues from the Systems segment for 2013 were €6.3 million, up 83.1% over 2012. The total number of units sold rose 50.0% to nine in 2013 in comparison to six in 2012 (excluding four test machines sold in 2012). Test machines are smaller printers with limited functionality that are used to test materials and tend to be sold at lower prices compared to our full function 3D printers. We do not intend to sell test machines in future periods.

        On average, the 3D printers sold in 2013 were larger systems (i.e., VX800 and VX1000) than in prior years, which also contributed to higher revenue as the larger systems are generally sold at higher prices. Revenue depends not only on the number of units sold, but also on the composition of the units sold, with new, larger, higher-performance printers generating higher revenue per unit.

        Revenues from the Services segment for 2013 were €5.3 million, which represents an increase of €0.1 million over revenues of €5.2 million in 2012. Our ability to grow Services revenues in 2013 was constrained by the continued high capacity utilization of our service center. To remain flexible and grow Services revenues in the future, we purchased additional land and buildings, including a new production hall that will be used by our Services segment, adjacent to our service center in Germany that will allow us to increase production capacity at this service center. In addition, as part of our growth strategy, in March 2014, we leased a new facility near Detroit, Michigan that will house our North American operations, which we anticipate will begin operations in the third quarter of 2014.

Revenues by Geographic Region

        The table below sets forth the change in revenues by geographic region from 2012 to 2013:

	Year Ended December 31, 2013		Year Ended December 31, 2012
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	€11,286	96.6%	€7,404	85.0%
Asia Pacific	142	1.2	958	11.0
Americas	260	2.2	349	4.0

Total	€11,688	100.0%	€8,711	100.0%

        We generated most of our revenues in Europe, the Middle East and Africa, or the EMEA region, in both 2013 and 2012. Overall, EMEA region revenues increased but were limited due to capacity restrictions at our European service center. Revenues in the Asia Pacific region declined as we did not sell any 3D printers in that region in 2013 after selling two 3D printers in 2012. Revenues in the Americas region decreased slightly from 2012 to 2013.

Gross Profit and Gross Profit Margin

        Total gross profit for 2013 increased by €0.9 million, or 23.7%, reflecting higher sales in our Systems segment in 2013 compared to 2012. Our gross profit margin decreased by 3.4 percentage points from 2012 to 2013 as a result of increased cost of sales due to higher personnel expenses related to the LTCIP. These LTCIP-related expenses amounted to €0.3 million in total, €0.2 million within the Systems segment and €0.2 million within the Services segment.

        The table below sets forth gross profit and gross profit margin for our Systems and Services segments:

	Year ended December 31,
	2013		2012
	Amount	Gross margin as percentage of relevant segment revenue	Amount	Gross margin as percentage of relevant segment revenue	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€2,505	39.5%	€1,399	40.4%	€1.106
Services	2,138	40.0	2,355	44.9	(217)

Total	€4,643	39.7%	€3,754	43.1%	€889

        Gross profit for our Systems segment increased to €2.5 million in 2013 from €1.4 million in 2012, while the gross profit margin of our Systems segment decreased by 0.9 percentage points to 39.5% in 2013 from 40.4% in 2012. This decrease in gross profit margin resulted primarily from higher cost of sales because of increased personnel expenses related to the LTCIP and increased headcount related to the pursuit of our growth strategy.

        Gross profit for our Services segment decreased slightly by €0.2 million from 2012 to 2013, with the gross profit margin decreasing 4.9 percentage points from 44.9% in 2012 to 40.0% in 2013. Although Services revenues were largely unchanged, gross profit margin in this segment decreased due to higher personnel expenses related to the LTCIP.

Operating Expenses

        As shown in the table below, total operating expenses increased by €3.6 million to €6.7 million in 2013 from €3.1 million in 2012, and increased to 56.9% of revenues compared to 35.4% in 2012. This increase affected all areas of our operations.

	Year Ended December 31,
	2013		2012
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€2,640	22.6%	€1,510	17.3%	€1,130
Administrative expenses	1,676	14.3	758	8.7	918
Research and development expenses	2,651	22.7	1,573	18.1	1,078
Other operating expenses	583	4.9	62	0.7	521
Other operating (income)	(894)	7.6	(822)	9.4	(72)

Total	€6,656	56.9%	€3,081	35.4%	€3,575

        The increase in selling expenses in 2013 was primarily related to increased headcount needed to support the growth of our business. Furthermore, we experienced higher costs related to our sales agents and attended more global exhibitions, which increased travel expenses significantly. As a result, our selling expenses increased at a faster rate than our revenues.

        As our business grew in 2013, we continued to invest in research and development. Our research and development expenses amounted to 22.7% of our revenues in 2013, reflecting a 68.5% increase in our research and development expenses compared to 2012. Research and development is a key element of our strategy to develop new material sets and enhancements to our 3D printers.

        Our operating expenses are also affected by the LTCIP. These LTCIP-related expenses amounted to €0.9 million, which increased personnel expenses included in selling expenses by €0.2 million, research and development expenses by €0.3 million, administrative expenses by €0.1 million and cost of sales by €0.3 million. Our other operating expenses consist primarily of costs of €0.6 million related to our initial public offering.

Operating Profit (Loss)

        Operating profit (loss) and operating profit (loss) as a percentage of total revenues in 2013 and 2012 were as follows:

	Year ended December 31,
	2013		2012
	(€ in thousands)	Percentage of revenues	(€ in thousands)	Percentage of revenues	Period-over- period change
Operating profit (loss)	€(2,013)	17.2%	€673	7.7%	€(2,686)

        We had an operating loss of €2.0 million in 2013, a decrease of €2.7 million compared to an operating profit of €0.7 million in 2012. This decrease resulted primarily from higher headcount related to the pursuit of our growth strategy, the LTCIP, which had a negative impact of €0.9 million, and a €0.6 million increase in our operating expenses as a result of costs incurred primarily for internal scoping and planning and external consulting services related to our initial public offering.

        We expect our profitability to improve in the coming years as we continue to achieve economies of scale and can further leverage our fixed expenses. The first step towards realizing this goal was achieved through the purchase of the land and buildings comprising our headquarters in Germany at the end of 2013, which will reduce our rental expenses going forward. The positive effect on our operating profit resulting from the decrease in rental expenses will be partially offset by the depreciation that will accumulate on the buildings.

Financial Result

        Financial result was a €0.3 million expense in both 2013 and 2012.

Provision for Income Taxes

        Income tax expense for 2013 was €0.4 million compared to €0.1 million in 2012. We do not recognize deferred tax assets for loss carry-forwards as of December 31, 2013, which results in income tax expense on a loss before taxes.

Taxation of the Company in Germany

        German stock corporations are subject to a Corporation Tax of 15%. A 5.5% solidarity surcharge is imposed on the Corporation Tax, resulting in an overall tax rate of 15.825%. In addition, German stock corporations are by virtue of their legal form subject to a municipal profit-related German Trade

Tax. The Trade Tax is calculated on the basis of the taxable Corporation Tax income as shown in the annual statutory profit and loss accounts of the stock corporation which, however, is subject to certain particular Trade Tax add-backs and deductions. The effective Trade Tax rate applicable depends on the municipality in which the stock corporation maintains a permanent establishment and ranges between approximately 7% and 17%. The Corporation Tax and Trade Tax combined will result in an overall tax burden for German stock corporations of approximately 28% on average. The deduction for a taxable loss carry-forward for the fiscal year has a limit of €1 million; thereafter taxable income can only be offset by up to 60%. The loss carry-forward is reduced by the amount used and has an unlimited life. However, there are limitations on the use of loss carry-forwards upon a transfer of more than 25% of a stock corporation's shares or voting rights to a single purchaser, a related party or a group of purchasers within a specified time period, and existing loss carry-forwards are completely lost in the case of a transfer of more than 50% of a stock corporation's shares or voting rights to any of the aforementioned persons within a period of five years. However, these limitations do not apply to the amount of the tax loss carry-forwards which do not exceed the existing excess of fair value over tax basis in the corporation at the time of transfer. Therefore, we do not anticipate that we will lose our carry-forwards as a result of the initial public offering.

Profit (Loss)

        In 2013 we had a loss of approximately €2.7 million compared to a profit of €0.2 million in 2012. The €2.9 million decrease in profit resulted primarily from costs related to our initial public offering, increased research and development expenses, increases cost of sales resulting from the LTCIP and higher personnel expenses resulting from additional personnel employed in pursuit of our growth strategy.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

        The following table sets forth certain statements of comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2012		2011
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€8,711	100.0%	€7,257	100.0%	€1,454
Cost of sales	4,957	56.9	4,337	59.8	620

Gross profit	3,754	43.1	2,920	40.2	834
Selling expenses	1,510	17.3	1,160	16.0	350
Administrative expenses	758	8.7	670	9.2	88
Research and development expenses	1,573	18.1	1,313	18.1	260
Other operating expenses	62	0.7	140	1.9	(78)
Other operating (income)	(822)	9.4	(831)	11.5	(9)

Operating profit	673	7.7	468	6.4	205
Finance expense	363	4.2	389	5.4	(26)
Finance (income)	(18)	0.2	(5)	0.1	13

Financial result	345	4.0	384	5.3	(39)

Profit before income taxes	328	3.8	84	1.2	244
Income tax expenses	116	1.3	41	0.6	75

Profit	€212	2.4%	€43	0.6%	€169

Summary

        Our revenues increased by €1.5 million, or 20%, to €8.7 million in 2012 from €7.3 million in 2011. Revenues for 2012 increased primarily due to an increase in the number of 3D printers sold. Revenues from the printing of on-demand parts for our customers increased slightly, limited by capacity constraints in our service center.

        Our gross profit for 2012 increased by €0.8 million, or 28.6%, to € 3.8 million from €2.9 million in 2011. Our higher gross profit for 2012 arose primarily from increased sales of our 3D printers in 2012 and the product mix in the Systems segment. Our gross profit margin increased from 40.2% in 2011 to 43.1% in 2012.

        Our operating profit grew to €0.7 million in 2012 from €0.5 million in 2011.

Revenues by Segment

        The table below sets forth the change in revenues by segment from 2011 to 2012:

	Year Ended December 31,
			Period-over- period change
	2012	2011
	(€ in thousands)
Systems	€3,464	€2,206	€1,258
Services	5,247	5,051	196

Total Revenues	€8,711	€7,257	€1,454

        Revenues from the Systems segment for 2012 were €3.5 million, up 57% from 2011. We sold 10 units in 2012 compared to five units in 2011.

        Overall, we sold more new 3D printers in 2012 than in 2011. The 3D printers sold in 2012 were on average larger systems (i.e., VX500 and VX800) with improved performance and higher prices per unit than in the prior year, which contributed to higher revenue. However, in 2012 we also sold four test machines, which are smaller printers with limited functionality that are used to test materials, compared to two test machines in 2011. Test machines tend to be sold at lower prices compared to our full function 3D printers.

        Revenues from the Services segment for 2012 were €5.2 million, which represents an increase of €0.2 million from €5.0 million in 2011. Our ability to grow Services revenue in 2012 was constrained by continued capacity limitations in our service center. To remain flexible and grow revenues in the future, we are in the process of increasing production capacity both by expanding our current facility and planning the opening of new facilities. Currently, our new fabrication building is being built at our premises in Germany.

Revenues by Geographic Region

        The table below sets forth the change in revenues by geographic region from 2011 to 2012:

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	€7,404	85.0%	€7,112	98.0%
Asia Pacific	958	11.0	73	1.1
Americas	349	4.0	72	0.9

Total	€8,711	100.0%	€7,257	100.0%

        We generated most of our revenues in our Europe, Middle East and Africa, or EMEA, region in both 2012 and 2011. Overall, EMEA region revenues were stable, due in part to capacity limitations in our European service center. Our strategy to expand our presence in North America and Asia resulted in increased revenues outside of the EMEA region in 2012. Specifically, revenues in the Asia Pacific region increased due to new Systems customers in South Korea, and revenues in the Americas region increased as a result of the sale of a system to a new customer.

Gross Profit and Gross Profit Margin

        Total gross profit for 2012 increased by €0.8 million, or 28.6% reflecting higher sales in our Systems segment in 2012 compared to 2011. Our gross profit margin increased by 2.9 percentage points from 2011 to 2012 as a result of increased revenues in our Systems segment providing additional scale over our fixed cost base. The gross profit in the Systems segment increased mainly due to the above-mentioned sales of larger printers, which typically generate a higher contribution to gross profit.

        The table below sets forth gross profit and gross profit margin for our Systems and Services segments:

	Year Ended December 31,
	2012		2011
	Amount	Gross margin as percentage of relevant segment revenue	Amount	Gross margin as percentage of relevant segment revenue	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€1,399	40.4%	€569	25.8%	€830
Services	2,355	44.9	2,351	46.5	4

Total	€3,754	43.1%	€2,920	40.2%	€834

        Gross profit for our Systems segment increased to €1.4 million in 2012 from €0.6 million in 2011, while the gross profit margin of our Systems segment increased 14.6 percentage points to 40.4% in 2012 from 25.8% in 2011. This increase in gross profit margin resulted primarily from the higher number of higher-priced, higher-margin 3D printers sold in 2012.

        Gross profit for our Services segment was essentially flat from 2011 to 2012, with the gross profit margin decreasing 1.6 percentage points from 46.5% in 2011 to 44.9% in 2012. As our total revenue increased, the margin contribution by the Services segment decreased due to the fact that more machines and more personnel were included in the Services segment to satisfy the increasing customer demand. As these increased costs could not be absorbed by the revenue increase, gross margin declined slightly.

  Operating Expenses

        As shown in the table below, total operating expenses increased by €0.6 million to €3.1 million in 2012 from €2.5 million in 2011, and increased to 35.4% of revenues compared to 33.6% in 2011. This increase was due primarily to a €0.3 million increase in research and development expenses and a €0.3 million increase in selling expenses.

	Year Ended December 31,
	2012		2011
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€1,510	17.3%	€1,160	16.0%	€350
Administrative expenses	758	8.7	670	9.2	88
Research and development expenses	1,573	18.1	1,313	18.1	260
Other operating expenses	62	0.7	140	1.9	(78)
Other operating (income)	(822)	9.4	(831)	11.5	(9)

Total	€3,081	35.4%	€2,452	33.7%	€629

        Selling expenses increased by €0.3 million to €1.5 million in 2012 from €1.2 million in 2011, while administrative expenses increased by €0.1 million to €0.8 million in 2012 from €0.7 million in 2011. As a percentage of revenues, selling expenses were 17.3% and 16.0% in 2012 and 2011, respectively, while administrative expenses were 8.7% and 9.2% in 2012 and 2011, respectively.

        The increase in selling expenses in 2012 was primarily related to increased headcount needed to support the growth of our business. Furthermore, we experienced higher costs related to our sales agents and attended more global exhibitions, which increased travel expenses significantly. As a result, our selling expenses increased at a faster rate than our revenues.

        As our business grew in 2012, we continued to invest in research and development. Our research and development expenses amounted to 18.1% of our revenues in 2012, reflecting a 20.0% increase in our research and development expenses compared to 2011. Research and development, which includes the development of new material sets and enhancements to our 3D printers, is a key element of our growth strategy.

Operating Profit

        Operating profit and operating profit as a percentage of total revenues in 2012 and 2011 were as follows:

	Year Ended December 31,
	2012		2011
	(€ in thousands)	Percentage of revenues	(€ in thousands)	Percentage of revenues	Period-over- period change
Operating profit	€673	7.7%	€468	6.4%	€205

        Operating profit increased by €0.2 million to €0.7 million in 2012 from €0.5 million in 2011. As a percentage of total revenues, operating profit increased by 1.3 percentage points. We expect our profitability to improve as we continue to achieve economies of scale and can further leverage our fixed expenses.

Financial Result

        Financial result was a €0.3 million expense in 2012, a slight decrease from financial result of a €0.4 million expense in 2011. The decrease was caused primarily by lower interest expenses.

Provision for Income Taxes

        Income tax expense for 2012 was €0.1 million compared to €0.04 million in 2011, with the increase due to an increase in profit before income taxes.

Profit

        In 2012 and 2011, we had a profit of €0.2 million and €0.04 million, respectively.

Impact of Inflation

        Our statement of comprehensive income (loss) and statement of financial position are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our statement of comprehensive income (loss) and statement of financial position have been immaterial.

B.    LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2013, we had cash and cash equivalents of €33.5 million, largely as a result of our initial public offering. These cash resources are sufficient to finance our near-term growth strategy, which includes the establishment of service centers in North America.

        In September 2009, we entered into a fixed rate loan agreement with LfA Foerderbank Bayern, which allowed us to invest up to €1.45 million in the development of a new printing technique and the creation of the VX1000 prototype machine. At December 31, 2013 this loan had a balance of €0.9 million.

        To meet the demand for our Services business and to increase capacity, we installed in our service center a VX500 and a VX800 in 2010, as well as two additional VX800s in 2011 and 2012, all of which were financed by sale and leaseback transactions. Four 3D printers were installed in our service center in 2013; one VX1000, two VXC800s and one VX500, all of which were financed by sale and leaseback transactions.

        Because of our strong cash position, we believe that we have the capacity to execute our growth strategy. We have used our cash and capital resources to expand our operations in Germany through the purchase in December 2013 of the land and buildings comprising our corporate headquarters, including two new production halls, which will allow us to increase our service center capacity. In addition, we recently formed a U.S. subsidiary, Voxeljet of America Inc., and leased a facility near Detroit, Michigan that will house our North American service center, which we anticipate will be operational in the third quarter of 2014.

Cash Flow

        Our primary sources of cash in 2013 were the proceeds of our initial public offering and revenues and financings by working capital lines and finance leases. Our primary uses of cash have traditionally been to finance our assets and our working capital.

        The table below sets forth cash flows from operating, investing and financing activities for 2011, 2012 and 2013:

	Year Ended December 31,
	2013	2012	2011
	(€ in thousands)
Cash provided by (used in) operating activities	€(1,640)	€436	€102
Cash used in investing activities	(11,449)	(978)	(310)
Cash provided by (used in) financing activities	46,247	345	52

Increase (decrease) in cash and cash equivalents	€33,158	€(197)	€(156)

        Our cash and cash equivalents increased from €0.3 million at December 31, 2012 to €33.5 million at December 31, 2013, an increase of €33.2 million. This increase was mainly due to our receipt of the proceeds from our initial public offering, partly offset by increases in cash used in investing activities and cash used by operating activities. We received net cash proceeds of €46.8 million in our initial public offering. In December 2013, we purchased land and buildings in Friedberg, Germany for approximately €10 million. Further cash outflows from operating activities were related to higher research and development and marketing costs.

        The decrease in cash and cash equivalents of €0.2 million, from €0.5 million at December 31, 2011 to €0.3 million at December 31, 2012, reflects investments in property, plant and equipment, partially offset by cash provided by operating and financing activities. These investments related to the relocation of our production site to the new premises in Friedberg, Germany and costs relating to the VX4000 we installed in our service center.

Operating Activities

        Below is a reconciliation of profit (loss) adjusted for non-cash items (including depreciation) and the effect of changes in assets and liabilities to determine net cash used in and provided by operating activities for 2011, 2012 and 2013.

	Year Ended December 31,
	2013	2012	2011
	(€ in thousands)
Profit (loss) for the period	€(2,714)	€212	€43
Depreciation	1,493	1,343	1,246
Non-cash sale to customer in exchange for customer loans	(1,386)	(250)	—
Proceeds from customer loans	92	39	7
Changes in deferred income taxes	358	(45)	(33)
Deferred income	(686)	(274)	(539)
Change in working capital	1,203	(589)	(622)
Trade and other receivables and current assets	(1,304)	131	(349)
Inventories	(836)	(851)	(864)
Trade payables	942	42	230
Other liabilities and provisions	2,403	128	365
Income tax payable	(2)	(39)	(4)
Net cash (used in) provided by operating activities	€(1,640)	€436	€102

        Net cash used in operating activities was €1.6 million for the year ended December 31, 2013 compared to cash provided by operating activities of €0.4 million for the year ended December 31,

2012, an increase in cash used of €2.1 million. This effect was primarily due to higher operating costs, including costs to prepare for our initial public offering, partly offset by lower working capital.

        Net cash provided by operating activities increased by €0.3 million to €0.4 million for the year ended December 31, 2012, compared to €0.1 million for the year ended December 31, 2011. This improvement was primarily due to the smaller increase in working capital in 2012.

Investing Activities

        Investing activities consist primarily of setting up infrastructure, including equipment we install and use in our service center. As mentioned above, in 2013, we purchased land and buildings located in Friedberg, Germany for approximately €10 million.

        In 2011, a minimal investment was made in property, plant and equipment during the normal course of business, as most needed investments were made in 2010. In 2012, we invested primarily in the VX1000 prototype machine.

Financing Activities

        Financing cash flows consist principally of the net proceeds we received in our initial public offering, which amounted to approximately €46.8 million.

        Net cash of €0.3 million was provided by financing activities in 2012 compared to €0.1 million in 2011. The increase reflects funds received from sale and leaseback transactions.

Financing Agreements

        As of December 31, 2013 we had several lines of credit with four German banks in a total amount of up to €2.7 million. Interest rates across the credit lines varied from 3.15% to 6.75% as of December 31, 2013. There are commitment fees of 0.25% and 0.30% associated with the unused portion of two of our lines of credit.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Research and development is a key part of our strategy to develop new material sets and enhancements to our 3D printers. Our research and development expenses totaled €2.7 million, €1.6 million and €1.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. For further information on our policies and practices regarding research and development, see "Item 4. Information on the Company—B. Business Overview—Research and Development."

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

        We are not a party to any off balance sheet arrangements.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Future contractual payments as of December 31, 2013 consist of long-term debt, operating leases and finance leases, which are discussed in greater detail below.

	December 31, 2013
	Total	Less than a year	1 - 3 years	3 - 5 years	More than 5 years
	(€ in thousands)
Bank overdrafts, lines of credit and long-term debt	€2,265	€957	€807	€410	€91
Leases:
Operating	1,341	386	791	164	0
Finance	3,520	966	1700	791	63
Other financial commitment	618	618	0	0	0

	€6,624	€2,678	€2,585	€1,207	€154

Leases

  Operating

        We have historically leased various manufacturing facilities, office and warehouse spaces, equipment and vehicles under operating leases. We expect leases that expire to be renewed or replaced by leases on other properties. Rental expense amounted to €0.3 million, €0.4 million and €0.4 million in 2013, 2012 and 2011, respectively.

  Finance

        Our finance leases relate primarily to production machinery. In total, we have entered into sale and leaseback transactions for 17 self-produced 3D printers, which were sold to banks and leased back to be used in our Services segment.

G.    SAFE HARBOR

        See "Special Note Regarding Forward Looking Statements" on page 1 of this annual report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

        The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year's general shareholders' meeting) and their principal occupations outside of our company as of March 1, 2014:

Name	Age	Term Expires		Principal occupation
Peter Nietzer (Chairman)	53	May 27, 2014	*	Managing director of asset management firm
Dr. Stefan Söhn (Vice Chairman)	59	May 27, 2014	*	Consultant and lawyer
Prof. Dr. Joachim Heinzl	73	May 27, 2014	*	University professor (retired)

*
Date of the 2014 general shareholders' meeting.

        The business address of the members of our supervisory board is the same as our business address: voxeljet AG, Paul-Lenz-Straße 1b, 86316 Friedberg, Germany. Our supervisory board has determined that all members of our supervisory board are independent under German law and the New York Stock Exchange Listed Company Manual.

        The following is a brief summary of the business experience of the members of our supervisory board:

        Peter Nietzer, born in 1960 in Heilbronn, Germany, has been the chairman of our supervisory board since July 2, 2013. Mr. Nietzer has served as owner and managing director of KITES Industriebeteiligungen GmbH, a private investment holding company, and of M59 Advisory Services, since January 2013 and as Partner and Chief Financial Officer of GermanCapital GmbH, a private equity company he co-founded and that specializes in mid-market buy-outs, since July 2005. Mr. Nietzer has served as a Non-Executive Director of Cognis Credit Opportunities Fund Ltd., Cognis Credit Opportunities Master Fund Ltd. and Cognis Credit Opportunities Manager (Cayman) Ltd. since September 2013. Since April 2000, Mr. Nietzer has been an executive board member and Managing Partner of Felicitas GmbH (which was previously known as GI Ventures AG), a fund management company he helped found. Mr. Nietzer served as a Managing Director in the private equity unit of PartnersGroup AG from January to October 2011. Mr. Nietzer holds a M.B.A. from Friedrich-Alexander University Erlangen-Nürnberg, Germany. We believe that Mr. Nietzer's over 12 years of experience in private equity and his previous roles as a supervisory board member provide him with valuable insight into our business, particularly in the areas of financing and acquisition opportunities, while his focus on technology companies gives him insight into our operations and industry. In addition, Mr. Nietzer's work as a chief financial officer provides the supervisory board with expertise in financial matters.

        Dr. Stefan Söhn, born in 1954 in Düsseldorf, Germany, has been the vice chairman of our supervisory board since July 2, 2013. Since January 2010, Dr. Söhn has served as a Partner and Managing Director of MBL China Consulting GmbH, as owner and manager of Söhn Industrial Consulting and as Of Counsel Lawyer and Head of China Desk of Sonntag & Partner Wirtschaftsprüfer, Steuerberater, Rechtsanwälte in Augsburg and Munich, Germany. Dr. Söhn held executive positions at KUKA Systems GmbH, an equipment supplier to the automotive industry, from July 2000 to December 2009, serving as its Chief Financial Officer from July 2000 to December 2006 and as its Chief Executive Officer from January 2007 to December 2009. During his time at KUKA Systems GmbH, Dr. Söhn led the successful expansion of its business in Asia. Dr. Söhn also serves as the chairman of the supervisory board of PW Automation AG, as the deputy chairman of the supervisory board of Mocopinus GmbH & Co. KG and as a member of the supervisory board of Stadtsparkasse Augsburg. Dr. Söhn holds a law degree from the University of Augsburg, Germany and a Master of Science in Management for the London Business School. We believe that Dr. Söhn's business experience in the automotive industry and in expanding corporate operations into Asia will assist us as we seek to grow our business. In addition, we believe that Dr. Söhn's various experiences throughout his career, including his work as an attorney, chief financial officer and member of the supervisory boards of several companies, including public companies, provides our supervisory board with a broad range of knowledge and insight.

        Prof. Dr. Joachim Heinzl, born in 1940 in Aussig in what is now the Czech Republic, has been a member of our supervisory board since July 2, 2013. Prof. Dr. Heinzl has served as Professor Emeritus at the Technical University of Munich, Germany since 2005. Prior to becoming Professor Emeritus, Prof. Dr. Heinzl had been the Chair for Precision Engineering and Micro Technology at the Technical University of Munich since 1978 and served the Technical University of Munich as Vice-Dean and Dean of the Faculty of Mechanical Engineering from 1988 to 1992 and as First Vice President from 1995 to 2002. Prof. Dr. Heinzl focused a large portion of his research on technology relating to 3D printing while on the faculty of the Technical University of Munich. From 2006 to 2012, Prof.

Dr. Heinzl was the President of the Bavarian Research Foundation. Prof. Dr. Heinzl has been a foreign associate of the U.S. National Academy of Engineering since 2007. Prof. Dr. Heinzl also co-founded our company as Generis GmbH in 1999. Prof. Dr. Heinzl holds a diploma in mechanical engineering and a doctorate in electroacoustics from the Technical University of Munich. We believe that Prof. Dr. Heinzl's vast knowledge of technical and engineering matters, including 3D printing technology, provides our supervisory board with additional insight into the technical details of our operations and industry.

Management Board

        The following table sets forth the names and functions of the current members of our management board, their ages and their terms as of March 1, 2014:

Name	Age	Term ends	Position
Dr. Ingo Ederer	46	June 30, 2017	Chief Executive Officer
Rudolf Franz	46	June 30, 2017	Chief Financial Officer

        The business address of the members of our management board is the same as our business address: voxeljet AG, Paul-Lenz-Straße 1b, 86316 Friedberg, Germany.

        The following is a brief summary of the business experience of the members of our management board:

        Dr. Ingo Ederer, born in 1967 in Weilheim, Germany, is one of our founders and is the key inventor of our technology. He has served as our Chief Executive Officer since 2013. Dr. Ederer co-founded our company as Generis GmbH in 1999 and served as our Managing Director from our incorporation in 1999 to 2013, building up the company from the start-up phase to become a leading provider of 3D printers for industrial and commercial customers. After graduating with a degree in mechanical engineering from the Technical University of Munich in 1993, Dr. Ederer started his career as researcher at the department of precision engineering at the Technical University of Munich where he received his Ph.D. in 2000 with a thesis on piezo-based micro-jetting devices. He contributes more than 20 years of experience in the 3D printing equipment market and is a holder of more than 50 patents in the field of 3D printing.

        Rudolf Franz, born in 1967 in Friedberg, Germany, has served as our Chief Financial Officer since 2013. Mr. Franz, through his venture fund, Franz Industriebeteiligungen AG, has been one of our shareholders since 2003 and served as our Chief Operating Officer from 2003 to 2013, focusing on building our global sales and finance, accounting and administration structures. Mr. Franz has been the chairman of the supervisory board of Rettenmeier Holding AG since 2011. From 2007 to 2009, Mr. Franz served as the Managing Director of Hama Holding GmbH and was the chairman of the supervisory board of Wavelight AG from 2005 to 2009. In 1995, Mr. Franz was appointed as investment manager of Technologieholding VC GmbH, an international venture capital fund that invested in European technologies, and became partner in 1997, where he was responsible for managing the Munich investment team. After he sold his shares in Technologieholding VC GmbH to 3i Group plc in 2000, Mr. Franz served as Managing Director of 3i Group plc and was responsible for technology investments in the German-speaking market from 2000 to 2002. Mr. Franz studied political economics and industrial engineering at the University of Augsburg and the University of Munich and earned a master's degree from the University of Applied Science Munich in 1991.

B.    COMPENSATION

Compensation of Management Board Members

        We have entered into service agreements with the current members of our management board. These agreements generally provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) with a target of up to 40% of the yearly base salary, as well as a long-term performance award for a three-business-year period (long-term bonus) with a target of up to 60% of the yearly base salary. The performance targets of the annual and long-term bonuses are a mixture of certain financial and non-financial targets, such as revenue and profitability goals, as well as a certain increase of the price of our ADSs. In addition to the fixed and variable remuneration components, under the terms of their service agreements, the members of our management board are entitled to additional benefits (including company car arrangements, mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses.

        We believe that the service agreements between us and the members of our management board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice for similar companies who are operating in our industry.

        In 2014, the two members of our management board are collectively entitled to receive total compensation of up to €514,000, which includes base salary and other compensation as a result of other benefits as described above. The two members of our management board are also collectively eligible to earn bonus payments of up to €273,600. In 2013, the two members of our management board collectively received total compensation of €602,000, which included base salary, bonus payments and other compensation.

Compensation of Supervisory Board Members

        Under mandatory German law, the compensation of the first supervisory board of a German stock corporation can only be determined by the shareholders' meeting that resolves on the discharge of the first members of the supervisory board. Because the supervisory board appointed at the time of our incorporation on July 2, 2013 is our first supervisory board, the final consideration payable to supervisory board members will be decided at our annual general shareholders' meeting that will take place in 2014.

        However, we believe that the following remuneration system will be proposed to our shareholders at our 2014 annual general shareholders' meeting:

  •
  Compensation for 2013: Ordinary members of the supervisory board will receive a fixed remuneration in the amount of €20,000 per annum. The chairman and vice chairman of the supervisory board will receive higher fixed remuneration in the amount of €40,000 per annum and €30,000 per annum, respectively. As the supervisory board was established on July 2, 2013, these amounts will be paid on a pro rata basis.

  •
  Compensation for 2014: Ordinary members of the supervisory board will receive a fixed remuneration in the amount of €30,000 per annum. The chairman and vice chairman of the supervisory board shall receive higher fixed remuneration in the amount of €60,000 per annum and €45,000 per annum, respectively.

  •
  We will not pay fees for attendance at supervisory board meetings.

  •
  The members of the supervisory board will be entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).

        After its approval by our general shareholders' meeting in 2014, this proposed remuneration system will remain in force until it has been amended or terminated by our general shareholders' meeting.

Remuneration and Benefits in the Business Years 2012 and 2013

        Our supervisory board was established for the first time upon the incorporation of voxeljet AG (as VXLT 2013 AG), which was resolved upon on July 2, 2013 and became effective by registration with the commercial register on July 11, 2013. Our legal predecessor, Voxeljet Technology GmbH, did not have a supervisory board. Therefore, for the business years 2012 and earlier, no remuneration or benefits in kind were granted to supervisory board members, and no amounts were set aside or accrued by us for these purposes. The final remuneration payable to members of our supervisory board for the 2013 fiscal year will be decided at our 2014 general shareholders' meeting.

C.    BOARD PRACTICES

Overview

        We are a German stock corporation (Aktiengesellschaft, or AG) with our registered seat in Germany. We are subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz, or AktG). In accordance with the German Stock Corporation Act (Aktiengesetz), our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the shareholders' meeting (Hauptversammlung). Our management board and our supervisory board are entirely separate and, as a rule, no individual may simultaneously be a member of both boards.

        Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board's internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties.

        The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and removing the members of our management board and representing us in connection with transactions between a current or former member of the management board and us.

        Under German law, members of both boards owe a duty of loyalty and care to us. In carrying out their duties, they are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us.

        In carrying out their duties, the members of both boards may take into account a broad range of considerations when making decisions, including our interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the management board is responsible for implementing an internal monitoring system for risk management purposes.

        Our supervisory board has comprehensive monitoring responsibilities. To ensure that our supervisory board can carry out these functions properly, our management board must, among other things, regularly report to our supervisory board regarding our current business operations and future business planning (including financial, investment and personnel planning). In addition, our supervisory board is entitled to request special reports from the management board at any time.

        Under German law, our shareholders have no direct recourse against the members of our management board or our supervisory board if they have breached their duty of loyalty and care to us. Apart from insolvency or other special circumstances, only the company has the ability to claim damages against the members of our two boards. We may waive these claims to damages or settle these claims only if at least three years have passed since any violation of a duty occurred and only if our shareholders approve the waiver or settlement at a shareholders' meeting with a simple majority of the votes cast; provided that shareholders who in the aggregate hold one-tenth or more of our share capital do not oppose the waiver or settlement and have their opposition formally recorded in the meeting's minutes by a German civil law notary.

        The following description, as far as it relates to our articles of association, is based on the articles of association, as adopted by our general shareholders' meeting on October 11, 2013.

Supervisory Board

        Our supervisory board currently consists of three members, which is the minimum number of members allowed under German law. As we grow, our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz) and the German Codetermination Act (Mitbestimmungsgesetz).

        Currently, all of the members of our supervisory board are elected by the shareholders' meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our supervisory board members to be independent. The rules of procedure for our supervisory board provide that the supervisory board should be composed of a majority of independent members, as determined by the supervisory board. Under the supervisory board's rules of procedure, a board member is deemed to be independent if such member has no business or personal relationships with us or the management board that could constitute a conflict of interest.

        Under German law, the members of a supervisory board may be elected for a term of up to approximately five years, depending on the dates of the annual general meeting at which the members of the supervisory board are elected, which is the standard term of office. Reelection, including repeated reelection, is permissible. The shareholders' meeting may specify a term of office for individual members or all of the members of our supervisory board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board. Since voxeljet AG was incorporated (as VXLT 2013 AG) on July 2, 2013, the original members of the supervisory board were elected to serve only until the end of the shareholders' meeting which resolves the discharge of the first business year. In other words, an election of members to our supervisory board will occur at the shareholders' meeting that takes place in 2014.

        The shareholders' meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. We have not elected any substitute members.

        Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders' meeting adopted by a simple majority of the votes cast. In addition, any member of our supervisory board may resign at any time by giving one month written notice of his or her resignation to the chairperson of our supervisory board (in case the chairperson resigns, such notice is to be given to the vice chairperson). Our supervisory board may agree upon a shorter notice period.

        Our supervisory board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson's rights and obligations whenever the chairperson is unable to do so. On July 2, 2013, Peter Nietzer, Dr. Stefan Söhn and Prof. Dr. Joachim Heinzl were appointed as members of our supervisory board. The members of our supervisory board have elected Peter Nietzer as chairperson and Dr. Stefan Söhn as vice chairperson, each for the term of their respective membership on our supervisory board.

        The supervisory board meets at least twice during the first half and twice during the second half of each fiscal year. Our articles of association and the supervisory board's rules of procedure provide that a quorum of the supervisory board members is present if at least half of its members, but in any case no less than three members, participate in the vote. Members of our supervisory board are deemed present if they participate via telephone or video conference, subject to no other member of the supervisory board raising any objection to this type of participation. Any absent member may also participate in the voting by submitting his or her written vote through another member.

        Resolutions of our supervisory board are passed by the vote of a simple majority unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tie, the chairperson casts the tie-breaking vote.

        Our supervisory board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that the following matters, among others, require its prior consent:

  •
  any material changes to our business strategy;

  •
  the purchase or sale of real estate or legal entities or the purchase, sale, creation, extension, reduction or termination of business activities, including tangible or intangible assets, if the relevant price or value, in each case, exceeds €50,000;

  •
  the purchase, sale or creation of joint ventures;

  •
  the termination of, or amendment to, consulting, advisory or other service agreements, if our costs or obligations associated with such agreement exceed €50,000 per year or €250,000 in the aggregate;

  •
  the termination of, or amendment to, operating leases, land leases or rental agreements in relation to real estate, buildings or similar objects, if our obligations associated with such agreement exceed €50,000 per year or €250,000 in the aggregate;

  •
  expenditures or capital investments exceeding €50,000 in each case;

  •
  any hiring, dismissal or modification of an employment agreement of any executive manager, provided that their aggregate cash remuneration (including cash bonuses) exceeds €75,000;

  •
  any material change or amendment to our code of conduct; and

  •
  the approval of our budget.

        Our supervisory board may designate further types of actions requiring its approval.

        Section 2(2) of the rules of procedure of our supervisory board provides that a supervisory board member may not continue to serve on our supervisory board past their 75th birthday.

Supervisory Board Practices

        Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of the voting, any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

        Pursuant to Section 107(3) AktG, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees' tasks, authorizations and processes are determined by the supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees.

        Under Article 7 of its internal rules of procedure, the supervisory board has set up and appointed a Compensation and Nomination Committee and an Audit Committee.

Compensation and Nomination Committee

        Pursuant to our articles of association and the rules of procedure of our supervisory board, the Compensation and Nomination Committee prepares hiring and personnel decisions for approval by the supervisory board and performs the following functions:

  •
  preparation of the resolutions of the supervisory board regarding the conclusion, alteration and termination of service contracts of members of the management board within the framework of the compensation system adopted by the supervisory board;

  •
  preparation of the resolutions of the supervisory board to increase or reduce the compensation paid to the management board under Section 87 para. 2 AktG;

  •
  preparation of the resolutions of the supervisory board regarding the framework of the compensation scheme of the management board, including its essential contractual elements, and providing the supervisory board with information necessary for it to review this compensation scheme on a regular basis;

  •
  representation of the company vis-à-vis former members of the management board under Section 112 AktG;

  •
  granting consent for secondary occupations (including the acceptance of seats on supervisory boards of other companies) and for other activities of management board members under Section 88 AktG;

  •
  approval of agreements with supervisory board members under Section 114 AktG; and

  •
  proposing suitable candidates as supervisory board members to the shareholders' meeting in case of elections of supervisory board members.

        The Compensation and Nomination Committee monitors the management board's adherence to the rules of procedure of the management board. The rules of procedure of the management board contain, among other things, obligations for the management board to provide certain information to the Compensation and Nomination Committee.

        All current members of the supervisory board are members of the Compensation and Nomination Committee. Our supervisory board has determined that each member of the Compensation and Nomination Committee satisfies the independence requirements of the New York Stock Exchange.

Audit Committee

        Our Audit Committee assists the supervisory board in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our financial statements, the effectiveness of the internal control system and our compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the independent auditors.

        The Audit Committee's duties and responsibilities to carry out its purposes include, among others:

  •
  the review of our accounting processes;

  •
  the review of the effectiveness of our internal systems of control, risk management and compliance;

  •
  the review and the handling of matters and processes related to auditor independence;

  •
  the recommendation of the auditors for approval by the shareholders' meeting, the commissioning of the auditors to conduct the audit, agreeing on additional services to be provided by the auditors under the auditor's assignment, the establishment of the scope and the main review points of the audit, agreeing upon a fee with the auditors and oversight of the auditors' work (including resolution of disagreements with the auditors);

  •
  the preparation of the supervisory board's resolution on our financial statements;

  •
  reviewing our interim financial statements that are made public or otherwise filed with any securities regulatory authority;

  •
  discussing any flaws relating to our internal control systems, as reported by the supervisory board to the Audit Committee;

  •
  monitoring our bookkeeping and records; and

  •
  the establishment of procedures for (i) the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

        In addition, under German law, each member of the supervisory board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the supervisory board and its committees, including the Audit Committee, have the right to appoint third party experts for the review and analysis of specific circumstances in accordance with its control and supervision duties under German law. For example, the supervisory board could retain an audit firm and/or legal counsel if it wants to investigate potentially illegal activities occurring in a foreign subsidiary. We will bear the costs for any such independent experts that are retained by the supervisory board or any of its committees, including the Audit Committee.

        The Audit Committee consists of three members. The chairman of the Audit Committee shall be independent and shall, in particular, not be a former member of our management board whose appointment ended less than two years prior to his or her appointment as chairman of the Audit Committee.

        Furthermore, the chairman of the Audit Committee shall have special knowledge and experience in the application of accounting principles and internal control procedures and shall therefore qualify as an "audit committee financial expert" as defined under the Exchange Act.

Management Board

Overview

        Under German law and the company's articles of association, the management board must consist of one or more persons and the supervisory board determines the exact number of members of the management board. The supervisory board also appoints the chairman and the deputy chairman of the management board, if any. Currently, the management board consists of two members, with Dr. Ingo Ederer appointed as Chief Executive Officer and Rudolf Franz appointed as Chief Financial Officer.

        Members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board. The management board is in general responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board has the responsibility for:

  •
  the preparation of our annual financial statements;

  •
  the making of a proposal to our shareholders' meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the supervisory board); and

  •
  regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

        The supervisory board appoints the members of the management board for a maximum term of five years. Reappointment or extension of the term for up to five years is permissible. The supervisory board may revoke the appointment of a management board member prior to the expiration of his or her term for good cause only, such as for gross breach of fiduciary duties or if the shareholders' meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes with the management board, both in and out of court. The supervisory board may assign these duties to a committee of the supervisory board, except in certain cases where the approval of the entire supervisory board is required, such as the approval of the compensation of members of our management board and the reduction of the compensation of members of our management board upon a deterioration of our situation, which includes, among other things, a bankruptcy or the layoff of a significant number of employees.

        According to our articles of association, as long as there are two or more management board members, either (i) two management board members or (ii) one management board member acting jointly with an authorized representative (Prokurist) have the authority to act on our behalf. The supervisory board may grant any management board member the right to represent us alone and may release any member of the management board from the restrictions on multiple representations under Section 181, 2nd Case of the German Civil Code (Bürgerliches Gesetzbuch).

        Under the board member service agreements and by a special resolution of the supervisory board, all members of the management board have been granted authority to represent us alone and were released from the restrictions imposed by Section 181, 2nd Case of the German Civil Code.

        The management board has the authority to determine our business areas and operating segments and resolve upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the management board by setting up a business responsibility plan (Geschäftsverteilungsplan). Since we currently have only two members of the management board, we do not have a business responsibility plan in place at this time.

        Section 3(7) of the rules of procedure of our supervisory board provides that a management board member may not continue to serve on our management board past their 65th birthday.

Service Agreements

  Dr. Ingo Ederer

        On September 13, 2013, we entered into a service agreement with Dr. Ingo Ederer to serve as our Chief Executive Officer and a member of our management board. The service agreement has an effective date of September 1, 2013. This service agreement has a fixed term that expires on June 30, 2017. Dr. Ederer's service agreement can be terminated prior to June 30, 2017 only if he is terminated for cause by us or if he terminates the agreement for cause. Under German law, a contract can be terminated for cause only in exceptional circumstances (i.e., if the continuation of the contractual relationship is unacceptable for the terminating party). Termination for cause generally requires that a party repeatedly and severely breaches its contractual duties. To the extent Dr. Ederer's employment with us terminates during a business year, he is entitled to a pro rata portion of his bonus that reflects the percentage of the year that he worked for us.

        Dr. Ederer's service agreement contains a covenant pursuant to which Dr. Ederer has agreed not to compete with us for a period of two years following the termination of his service agreement. Under German law, a non-compete covenant is only valid if the employee is compensated during the term of the non-compete obligation. As compensation for his non-compete covenant, Dr. Ederer will receive 100% of his fixed salary (but in no event less than 50% of the total compensation received in the preceding year) under his service agreement for the entire two-year term of the non-compete covenant. If Dr. Ederer is terminated for cause, we are not obligated to pay the compensation for the non-compete covenant, so long as we provide Dr. Ederer with a written statement disclaiming our obligation to pay this compensation. Furthermore, if Dr. Ederer's service agreement is terminated other than for cause, we can waive Dr. Ederer's obligation to not compete, in which case we would not be required to pay the non-compete compensation to Dr. Ederer.

  Rudolf Franz

        On September 13, 2013, we entered into a service agreement with Rudolf Franz to serve as our Chief Financial Officer and a member of our management board. The service agreement has an effective date of September 1, 2013. This service agreement has a fixed term that expires on June 30, 2017. Mr. Franz's service agreement can be terminated prior to June 30, 2017 only if he is terminated for cause by us or if he terminates the agreement for cause. To the extent Mr. Franz's employment with us terminates during a business year, he is entitled to a pro rata portion of his bonus that reflects the percentage of the year that he worked for us.

        Mr. Franz's service agreement contains a covenant pursuant to which Mr. Franz has agreed not to compete with us for a period of 18 months following the termination of his service agreement. As compensation for his non-compete covenant, Mr. Franz will receive 100% of his fixed salary (but in no event less than 50% of the total compensation received in the preceding year) under his service agreement for the entire 18-month term of the non-compete covenant. If Mr. Franz is terminated for cause, we are not obligated to pay the compensation for the non-compete covenant, so long as we provide Mr. Franz with a written statement disclaiming our obligation to pay this compensation. Furthermore, if Mr. Franz's service agreement is terminated other than for cause, we can waive Mr. Franz's obligation to not compete, in which case we would not be required to pay the non-compete compensation to Mr. Franz.

German Corporate Governance Code

        The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on May 13, 2013 and published in the German Federal Gazette (Bundesanzeiger) on June 10, 2013. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders' meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

        There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act (Aktiengesetz) requires only that the management board and supervisory board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (so called Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations have to be published permanently on the company's website. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

        Following our listing on the New York Stock Exchange in October 2013, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 31, 2013, we issued and published our first annual compliance declaration. You can find our annual compliance declaration on our website at investor.voxeljet.com. This website address is included in this annual report as an inactive textual reference only.

        According to their respective rules of procedure, our management board and the supervisory board are obliged to comply with the Corporate Governance Code except for such provisions which they have explicitly listed in their annual declaration and for which they have stated that they do not comply with.

        In particular, we adhere to the following significant recommendations of the Corporate Governance Code: (i) the supervisory board will establish a compensation and nomination committee (Vergütungs-und Nominierungsausschuss) as well as an audit committee (Prüfungsausschuss); (ii) the management board must keep the supervisory board closely informed, in particular with respect to measures which can fundamentally affect our financial situation; and (iii) significant management measures are subject to supervisory board approval.

        However, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations, the first of which was published on December 31, 2013.

D.    EMPLOYEES

        Almost all of our current employees are located in Germany, paid in euros and subject to German labor law. None of our employees is a member of a labor union or is a party to a collective bargaining agreement. We consider our employee relations to be good and have never experienced a work stoppage.

        The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,
	2013	2012	2011
Management board (Vorstand)	2	1	1
Research and development	31	25	24
Systems	20	16	9
Services	18	18	14
Sales and marketing	20	13	11
Financial	15	12	13

Total	106	85	72

E.    SHARE OWNERSHIP

Supervisory Board

        Supervisory board member Prof. Dr. Joachim Heinzl holds 76,375 of our ordinary shares, which represented 2.4% of our ordinary shares as of December 31, 2013. None of the other members of the supervisory board held any of our ordinary shares as of December 31, 2013.

Management Board

        Our CEO and founder, Dr. Ingo Ederer, holds 612,625 of our ordinary shares, which represented 19.6% of our ordinary shares as of December 31, 2013.

        Our CFO, Rudolf Franz, holds 274,625 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 8.8% of our ordinary shares as of December 31, 2013.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table sets forth information, as of December 31, 2013, regarding the beneficial ownership of our ordinary shares.

        In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2013, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul-Lenz Straße 1, 86316 Friedberg, Germany.

5% Shareholders and Members of our Supervisory and Management Boards	Number(1)	Percent(1)
Franz Industriebeteiligungen AG(2)	274,625	8.8%
Startkapital-Fonds Augsburg GmbH(3)	274,625	8.8%
AleSta Beteiligungs GmbH(4)	203,125	6.5%
Technologie Beteiligungsfonds Bayern GmbH & Co. KG(5)	183,625	5.9%
Dr. Ingo Ederer(6)	612,625	19.6%
Rudolf Franz(7)	274,625	8.8%
Prof. Dr. Joachim Heinzl	76,375	2.4%
Peter Nietzer	0	—
Dr. Stefan Söhn	0	—
All Members of our Supervisory and Management Boards as a Group (5 persons):	963,625	30.9%

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)
Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of the shares held by it. Bärbel Franz is the spouse of Rudolf Franz. The address for Franz Industriebeteiligungen AG is Am Silbermannpark 1b,

  86161 Augsburg, Germany. Prior to our initial public offering on October 23, 2013, Franz Industriebeteiligungen AG was the beneficial owner of 16.9% of our outstanding ordinary shares.

(3)
Marcus Wagner is the managing director of Startkapital-Fonds Augsburg GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Startkapital-Fonds Augsburg GmbH is Stettenstraße 1, 86150 Augsburg, Germany. Prior to our initial public offering, Startkapital-Fonds Augsburg GmbH was the beneficial owner of 16.9% of our outstanding ordinary shares.

(4)
Alexander Stärker is the managing director of AleSta Beteiligungs GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for AleSta Beteiligungs GmbH is Brunnenlechgaesschen 1, 86161 Augsburg, Germany. Prior to our initial public offering, AleSta Beteiligungs GmbH was the beneficial owner of 12.5% of our outstanding ordinary shares.

(5)
Technologie Beteiligungsfonds Bayern Verwaltungs GmbH is the general partner of Technologie Beteiligungsfonds Bayern GmbH & Co. KG. Roman Huber and Dr. Georg Ried are the managing directors of Technologie Beteiligungsfonds Bayern Verwaltungs GmbH and have shared power to vote, hold and dispose of the shares held by it. The address for Technologie Beteiligungsfonds Bayern GmbH & Co. KG is Ländgasse 135 a, 84028 Landshut, Germany. Prior to our initial public offering, Technologie Beteiligungsfonds Bayern Verwaltungs GmbH was the beneficial owner of 11.3% of our outstanding ordinary shares.

(6)
Prior to our initial public offering, Dr. Ingo Ederer was the beneficial owner of 37.7% of our outstanding ordinary shares.

(7)
Consists entirely of ordinary shares held by Franz Industriebeteiligungen AG.

        As of December 31, 2013, there were seven holders of record entered in our share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. Each ADS represents one-fifth of an ordinary share. As of December 31, 2013, Citibank, N.A. held 1,495,000 ordinary shares representing 47.9% of the issued share capital held at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

        None of our shareholders will have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.    RELATED PARTY TRANSACTIONS

        Since January 1, 2011, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our supervisory board and management board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Item 6. Directors, Senior Management and Employees," and the transactions we describe below.

Shareholders' Agreement

        On July 2, 2013, we entered into a shareholders' agreement with all of our shareholders prior to our initial public offering. The shareholders' agreement defined the rights and obligations of the parties thereto as our shareholders and included, inter alia, voting and approval requirements, rights of first refusal, tag-along and drag-along rights and potential redemption procedures. The shareholders' agreement was terminated on October 23, 2013 upon the closing of our initial public offering.

Advisory Agreement with Franz Industriebeteiligungen AG

        We entered into an advisory agreement with our shareholder Franz Industriebeteiligungen AG, or Franz AG, on November 18, 2003, as amended on June 30, 2009. Franz AG is wholly owned by Rudolf Franz, a member of our management board, and members of his family. The agreement provided for Franz AG to provide advisory services to us regarding business strategy, marketing, finance and international business development. Payments made to Franz AG under the advisory agreement were €99,000, €150,574 and €101,000 for the years ended December 31, 2013, 2012 and 2011, respectively. The advisory agreement was mutually terminated by the parties on August 31, 2013.

Dr. Ederer's Personal Guarantee of a Loan from Bayerische Hypo-und Vereinsbank AG to the Company

        The documents relating to a loan from Bayerische Hypo-und Vereinsbank AG to us provided for a separate personal guarantee of €75,000 of the loan by Dr. Ederer. We paid interest at a rate of 6.00% per annum on the amount that Dr. Ederer guaranteed that was not otherwise reimbursed by one of our other shareholders (see immediately below). We paid interest to Dr. Ederer in connection with his guarantee in the amount of €563 in the year ended December 31, 2013 and €1,125 in each of the years ended December 31, 2012 and 2011. Dr. Ederer's guarantee was terminated on March 3, 2014.

Shareholders' Undertaking Regarding Personal Guarantee of Dr. Ederer vis-à-vis Bayerische Hypo-und Vereinsbank AG

        In connection with Dr. Ederer's personal guarantee of the loan from Bayerische Hypo-und Vereinsbank AG, pursuant to an agreement dated September 1, 2010, three of our shareholders each agreed to reimburse Dr. Ederer €18,750 in case we defaulted on the loan and Dr. Ederer was required to pay any sums under his personal guarantee. We paid an interest rate of 6.00% per annum on the amount that each of the three shareholders guarantees. We paid interest to the three shareholders in the aggregate amount of €1,688 in the year ended December 31, 2013 and €3,375 in each of the years ended December 31, 2012 and 2011. The shareholders' undertaking was terminated on March 3, 2014 in connection with the termination of Dr. Ederer's guarantee.

Service Agreements

        We have entered into service agreements with the members of our management board. See "Item 6. Directors, Senior Management and Employees—C. Board Practices."

Long Term Cash Incentive Plan

        Effective January 1, 2013, we implemented a long-term cash incentive plan, or the LTCIP, which has a term of five years through 2017. The purpose of the LTCIP is to motivate, attract and retain highly-qualified and valued senior management and other key personnel who are not members of our management board by linking their personal interests with the success of our business and the interests of our shareholders. Our supervisory board, which has adopted the LTCIP, will oversee its operation. Our management board will implement and administer the plan. Participants in the LTCIP are carefully selected by our management board in consultation with our supervisory board. The LTCIP is an additional component of compensation to the respective employee beneficiary's salary and other employee benefits.

        Under the LTCIP, we issue Award Units to the selected employee beneficiaries. Each Award Unit entitles the beneficiary to participate in a fixed amount of any cash award that is declared by our management board. Each cash payment is subject to our achievement of certain long-term goals over assessment periods that are at least one year in length. The first cash payment, if any, is based on two performance targets: (1) top-line revenue growth for the annual business year and (2) the successful completion of our initial public offering of ADSs on the New York Stock Exchange on or before March 31, 2014. The ensuing assessment periods are each two years in duration and payments are based on two performance targets: (1) top-line revenue growth and (2) an increase in the average closing price of our listed ADSs over the initial public offering price during any 120-day period. Award Units bear certain forfeiture risks for the beneficiary, and payments under each Award Unit are due only if we continue to employ the beneficiary at the time of the close of the relevant assessment period.

        The LTCIP has a maximum distributable amount over the five-year period of €5,000,000. After the first assessment, up to 20% of the total distributable amount may be distributed based on actual performance in relation to the relevant performance targets. After the second assessment, 40% of the total distributable amount may be awarded, and after the third and final assessment, an additional 40% of the total distributable amount may be awarded. The relevant weighting of the performance targets after each assessment period to arrive at the cash award, if any, will be made in our management board's sole discretion based on our actual performance with respect to each target. Our management board, in consultation with our supervisory board, may change the performance targets applicable to any assessment period to reflect actual performance based on other acceptable performance metrics that are set forth in the LTCIP and/or may extend the timeline for the accomplishment of the performance targets into the next assessment period in light of the circumstances arising at such time. The performance targets are not designed to be minimum thresholds that must be met before an award may be declared for the assessment period. Our management board may declare a cash award under the LTCIP for such period if the management board, in consultation with our supervisory board, believes that our actual performance, while not attaining one or more of the specified targets, is nevertheless material and merits an award. Additionally, our supervisory board may amend or terminate the LTCIP in its sole discretion at any time in its exercise of good faith judgment.

        We expect to make the first payments to the selected employee beneficiaries under the LTCIP in the second quarter of 2014.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 18. Financial Statements."

Legal Proceedings

        From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

        Neither we nor our legal predecessor, Voxeljet Technology GmbH, have ever declared or paid any cash dividends on our ordinary shares, and we have no present intention of declaring or paying any dividends in the foreseeable future. Any recommendation by our management and supervisory boards to pay dividends, subject to compliance with applicable law and any contractual provisions that restrict or limit our ability to pay dividends, including under agreements for indebtedness that we may incur, will depend on many factors, including our financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors that our management and supervisory boards deem relevant.

        All of our shares represented by ADSs have the same dividend rights as all of our other outstanding shares. Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders at a shareholders' meeting. See "Item 10. Additional Information—B. Memorandum and Articles of Association," which incorporates by reference certain sections of our registration statement on Form F-1 (Registration No. 333-191213) that explain in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

        For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see "Item 10. Additional Information—E. Taxation—German Taxation of ADSs."

B.    SIGNIFICANT CHANGES

        Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2013.

ITEM 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Price History

        Our ADSs, each representing one-fifth of an ordinary share, have been listed on the New York Stock Exchange since October 18, 2013. Our ADSs are listed for trading on the New York Stock Exchange under the symbol "VJET."

        The following table sets forth for the periods indicated the reported high and low sale prices of our ADSs on the New York Stock Exchange.

	High	Low
October 2013 (from October 18, 2013)	$39.75	$19.30
November 2013	$70.00	$32.26
December 2013	$43.85	$34.10
January 2014	$47.98	$33.86
February 2014	$37.75	$29.28
March 2014 (through March 26, 2014)	$37.49	$25.00

B.    PLAN OF DISTRIBUTION

        Not applicable.

C.    MARKETS

        Our ADSs are listed on the New York Stock Exchange under the symbol "VJET."

D.    SELLING SHAREHOLDER

        Not applicable.

E.    DILUTION

        Not applicable.

F.     EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    SHARE CAPITAL

        Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

        See the descriptions included in our registration statement on Form F-1 (Registration No. 333-191213) under the headings "Description of Share Capital" and "Description of American Depositary Shares," which are incorporated herein by reference.

Registration of the Company with Commercial Register

        We are a German stock corporation (Aktiengesellschaft, or AG) that is organized under the laws of Germany. On July 11, 2013, our company was registered in the commercial register of Augsburg, Germany under the number HRB 27999.

C.    MATERIAL CONTRACTS

        We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in "Item 4. Information on the Company—Business Overview," "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions," or elsewhere in this annual report.

D.    EXCHANGE CONTROLS

        There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, and Zimbabwe.

        For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

E.    TAXATION

German Taxation

        The following discussion describes the material German tax consequences for a holder that is a U.S. person of acquiring, owning, and disposing of the ADSs. A holder that is a U.S. person, which we refer to as a "U.S. treaty beneficiary," is a resident of the United States for purposes of the Agreement between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008), which we refer to as the "Treaty," who is fully eligible for benefits under the Treaty.

        A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

  •
  the beneficial owner of the ADSs (and the dividends paid with respect thereto);

  •
  a citizen or an individual resident of the United States, a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax without regard to its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes;

  •
  not also a resident of Germany for German tax purposes; and

  •
  not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

        Special rules apply to pension funds and certain other tax-exempt investors.

        This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

        With the exception of the subsection "—General Rules for the Taxation of Shareholders Tax Resident in Germany" below, which provides an overview of dividend taxation with regards to the general principles applicable on tax residents in Germany, this discussion applies only to U.S. treaty beneficiaries that acquired ADSs in the initial offering and hold ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. treaty beneficiary that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, U.S. expatriates, an insurance company, a tax-exempt organization, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the company's voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership (or other pass-through entity) for U.S. federal income tax purposes that holds ADSs. The U.S. federal income tax treatment of each partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding ADSs should consult their own tax advisors.

        This discussion is based on German tax laws, including, but not limited to interpretation circulars issued by German tax authorities, which are not binding on the courts, and the Treaty. It is based upon tax laws in effect at the time of preparation of this annual report (March 2014). These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

        In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German or U.S. tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

        Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership and disposition of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

German Taxation of ADSs

General

        As of the date hereof, no published German tax court cases exist as to the German tax treatment of ADRs or ADSs, but based on the interpretation circular issued by the German Federal Ministry of Finance (BMF-Schreiben) (dated May 24, 2013, reference number IV C 1-S2204/12/10003) (the "ADR Tax Circular"), for German tax purposes, although it is not free from doubt, the ADSs should represent a beneficial ownership interest in the underlying shares and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to U.S. treaty beneficiaries of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of whom the ordinary shares are stored at a domestic depository for the ADS holders), and U.S. treaty beneficiaries would be treated as holding an interest in the company's ordinary shares for German tax purposes. However, investors should note that interpretation circulars published by the German tax administration (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German tax court would follow the ADR Tax Circular in determining the German tax treatment of ADRs or ADSs. For the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

German Taxation of Dividends and Capital Gains

General Rules for the Taxation of Shareholders Tax Resident in Germany

        This subsection provides an overview of dividend taxation with regards to the general principles applicable on tax residents in Germany.

        The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between shares held as private assets (Kapitalvermögen) and shares held as business assets (Gewerbebetrieb).

        In case the shares are held as private assets, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of

26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). The shareholder is taxed on its gross personal investment income, less the saver's tax-free allowance of €801 for an individual or €1,602 for a married couple filing taxes jointly. The deduction of income related expenses actually incurred is generally not possible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual's tax bracket if this would result in a lower tax burden. In this case, the shareholder will be taxed on gross personal investment income, less the saver's tax-free allowance of €801 (€1,602 for married couples filing jointly), without deduction of income-related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the shareholder.

        Losses resulting from the disposal of shares can only be offset by capital gains from the sale of shares. If, however, a shareholder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the shareholder's personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

        In case the shares are held as business assets, the taxation depends on the legal form of the shareholder (i.e., whether the shareholder is a corporation, an individual or a partnership). Irrespective of the legal form of the shareholder, dividends are subject to the aggregate withholding tax rate of 26.375%. The withholding tax (Kapitalertragsteuer) is credited against the respective shareholder's final (corporate) income tax liability. To the extent the amount withheld exceeds the (corporate) income tax liability, the withholding tax will be refunded, provided that certain requirements are met.

        Special rules apply to financial institutions (Kreditinstitute), financial services providers (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

        With regard to shareholders in the legal form of a corporation, dividends and capital gains are effectively 95% tax exempt from corporate income tax (including solidarity surcharge). However, with regards to dividends (not to capital gains) realized after February 28, 2013, the 95% corporate income tax exemption only applies if the corporation holds at least 10% of the shares in the company at the beginning of the calendar year.

        A circular issued by the Regional Tax Office Frankfurt/Main (Verfügung der OFD), dated December 2, 2013, reference number S 2750a A-19-St 52, provides for further comments on the scope of application of the 10% threshold.

        Dividends are fully subject to trade tax (Gewerbesteuer), unless the shareholder holds at least 15% of the shares in the company at the beginning of the tax assessment period. In the latter case, effectively 95% of the dividends are also exempt from trade tax. Capital gains, however, are, irrespective of the size of the shareholding, 95% exempt from trade tax. Losses from the sale of shares are not tax deductible for corporate income tax and trade tax purposes.

        With regards to individuals holding shares as business assets, 60% of dividends and capital gains are taxed at the individual's personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains are principally deductible for income tax purposes.

        If shares are held as business assets of a commercial permanent establishment located in Germany, dividends are fully subject to trade tax, unless the sole proprietor holds at least 15% of the company's shares at the beginning of the tax assessment period. In this case dividends are fully tax exempt from trade tax. With regards to capital gains, only 60% of the gains are subject to trade tax. 60% of any losses from the sale of shares are tax deductible for income tax and trade tax purposes. All or part of the trade tax is generally credited as a lump sum against the income taxes of the individual.

General rules for the Taxation of Shareholders Not Tax Resident in Germany

        Non German resident holders of ADSs are subject to German taxation with respect to German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular dated May 24, 2013, income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income (beschränkte Steuerpflicht).

        The full amount of a dividend distributed by the company to a non German resident shareholder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax (Kapitalertragsteuer) at an aggregate rate of 26.375%. The basis for the withholding tax is the approval of the dividend for distribution by the company's general shareholder meeting. The amount of the relevant taxable income is based on the gross amount in euro; any currency differences shall be irrelevant.

        German withholding tax is withheld and remitted to the German tax authorities by the disbursing agent (i.e., the German bank, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz)) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether or not a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

        Pursuant to the Treaty, the German withholding tax may not exceed 15% of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section "—Withholding Tax Refund for U.S. Treaty Beneficiaries").

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

        The capital gains from the disposition of ADSs realized by a non German resident shareholder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and subject to German tax (beschränkte Steuerpflicht) if such holder at any time during the five years preceding the disposition, directly or indirectly, held ADSs that represent 1% or more of the company's shares. If such holder had acquired the ADSs without consideration, the previous owner's holding period and size of the holding would also be taken into account.

        However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as discussed above in the section "—German Taxation"). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph.

        German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of shares or other securities held in a custodial account in Germany. With regards to the German taxation of capital gains, disbursing agent means a German bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

        However, an interpretation circular issued by the German Federal Ministry of Finance (BMF-Schreiben) (dated October 9, 2012, reference number IV C 1-S2252/10/10013) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such interpretation circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. treaty beneficiary should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty (as described in the section "—Withholding Tax Refund for U.S. Treaty Beneficiaries").

Withholding Tax Refund for U.S. Treaty Beneficiaries

        U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as discussed above in Section "—German Taxation"). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate. However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the company would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other valid reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company's principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz).

        Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Küppe 1, 53225 Bonn, Germany. The form is available at the same address, on the German Federal Tax Office's website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 2300 M Street, NW, Washington DC 20037. Generally, the refund claim becomes time-barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. treaty beneficiary must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld, and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176-6052. Requests for certification must include the U.S. treaty beneficiary's name, social security number or employer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $85. An online payment option is also available at www.irs.gov. If the online payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Department of the Treasury, Internal Revenue Service, Philadelphia, PA 19255-0625. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. treaty beneficiary, who must then submit the certification with the claim for refund of withholding tax.

        Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren) a disbursing agent that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the U.S. treaty beneficiaries for whom it holds the company's ADSs in custody. However the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under the Treaty.

        Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

German Inheritance and Gift Tax (Erbschaft-und Schenkungsteuer)

        It is unclear whether the German inheritance or gift tax applies to the transfer of the ADSs as the ADR Tax Circular does not refer explicitly to the German Inheritance and Gift Tax Act. However, if German inheritance or gift tax is applicable to ADSs, then under German domestic law, the transfer of the ordinary shares in the company and, as a consequence, the transfer of the ADSs would be subject to German gift or inheritance tax if:

  (a)
  the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or

  (b)
  at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed, or

  (c)
  the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

        Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur

Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. Dezember 2000), hereinafter referred to as the "United States-Germany Inheritance and Gifts Tax Treaty," a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States, within the meaning of the United States-Germany Inheritance and Gift Tax Treaty, and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed.

        Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

        If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir's, transferee's or other beneficiary's residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent's or donor's residence (but not with reference to the decedent's or donor's citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, U.S. state-level estate or gift taxes are also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

United States Taxation of ADSs and Ordinary Shares

        The following discussion describes the material U.S. federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of the ADSs and ordinary shares by a U.S. holder (as defined below) as in effect on the date of this annual report. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only U.S. federal income tax considerations of U.S. holders that will hold ADSs or ordinary shares as capital assets. It does not provide a complete analysis of all potential tax considerations. In particular, this summary does not address all of the tax considerations applicable to a particular holder of the ADSs or ordinary shares in light of the holder's circumstances (for example, financial institutions; insurance companies; dealers or traders in securities; currencies or notional principal contracts; persons that will hold ADSs or ordinary shares as part of a hedging or conversion transaction or as a position in a straddle or other integrated transactions for U.S. federal income tax purposes; persons that have a functional currency other than the U.S. dollar; persons that own (or are deemed to own) 10% or more (by voting power) of our share capital who would, if we were considered to be a controlled foreign corporation for U.S. federal income tax purposes, be subject to special rules; regulated investment companies, real estate investment trusts; tax-exempt entities; persons who hold ADSs or ordinary shares through partnerships or other pass-through entities; tax-deferred or other retirement accounts; certain former citizens or residents of the United States; or persons deemed to sell ADSs or ordinary shares under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws on U.S. holders or the effects of any applicable foreign, state or local laws.

        For purposes of this summary, a "U.S. holder" is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A "non-U.S. holder" is a beneficial owner of the ADSs or ordinary shares, other than a partnership or entity treaty as a partnership, that is not a U.S. holder.

        If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs or ordinary shares that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S federal income and estate tax consequences of purchasing, owning and disposing of the ADSs or ordinary shares.

Each prospective holder of ADSs should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of the company's ADSs in light of their particular circumstances. U.S. holders should also review the discussion under "German Taxation of ADSs" for the German tax consequences to a U.S holder of the ownership of the ADSs.

General

        In general, and taking into account the earlier assumptions, a U.S. holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to U.S. federal income tax.

Distributions

        Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent the amount of such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. holder's adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income) provided that you hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a passive foreign investment company (as discussed below under "—Additional United States Federal Income Tax Consequences—PFIC Rules"), distributions paid by us with respect ADSs or ordinary shares will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

        You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs or ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the dividends-received deduction generally available to corporate U.S. holders. The gross amount of any dividend paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. holder's income, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. holder, in the case of ordinary shares, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

        For foreign tax credit purposes, our dividend distributions will, depending on the U.S. holder's circumstances, be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to the U.S. holder. The amount of the qualified dividend income, if any, paid to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder's U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. Prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

U.S. Taxation of Sale or Other Disposition

        Subject to the discussion below under "—Additional United States Federal Income Tax Consequences—PFIC Rules," a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. holder's tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

        A U.S. holder that receives foreign currency on the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the foreign currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the foreign currency on the settlement date) provided that the ADSs or ordinary shares, as the case may be, are treated as being "traded on an established securities market." If a U.S. holder receives foreign currency upon a sale or exchange of ADSs or ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion.

Redemption

        A redemption of ADSs or ordinary shares by us will be treated as a sale of the redeemed ADSs or ordinary shares by the U.S. holder or as a distribution to the U.S. holder (which is taxable as described above under "—Distributions").

Additional United States Federal Income Tax Consequences

        PFIC Rules.    Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of a passive foreign investment company, or PFIC. We believe that our ADSs and ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes, for our taxable year ending December 31, 2014 or the foreseeable future. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs or ordinary shares may also result in our becoming a PFIC. In addition, the composition of income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold, including the cash raised in this offering, generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

        If we were to be treated as a PFIC, except as otherwise provided by election regimes described below, a U.S. Holder would be subject to special adverse tax rules with respect to (i) "excess distributions" received on our ADSs or ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A U.S. holder would be treated as if it had realized such gain and certain "excess distributions" ratably over its holding period for our ADSs or ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to "excess distributions" by a PFIC.

        With certain exceptions, a U.S. holder's ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. holder's holding period in for its ordinary shares or ADSs, even if we are not currently a PFIC.

        Dividends that a U.S. holder receives from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

        If a U.S. holder owns ordinary shares in a PFIC that are treated as "marketable stock," the U.S. holder may make a mark-to-market election. If a U.S. holder makes this election, the U.S. holder will not be subject to all of the PFIC rules described above. Instead, in general, the U.S. holder will include as ordinary income the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of the taxable year over the U.S. holder's adjusted basis in its ADSs or ordinary shares. Similarly, any gain realized on the sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ADSs or ordinary shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder's basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

        A U.S. holder may in certain circumstances also mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or a QEF, if the PFIC complies with certain reporting requirements. However, in the event that we are or become a PFIC, we do not intend to comply with such reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF.

        U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in our ADSs or ordinary shares and the elections discussed above.

        Medicare Tax.    Certain U.S. holders who are individuals, estates and trusts will be required to pay an additional 3.8% tax on some or all of their "net investment income," which generally includes its dividend income and net gains from the disposition of our ADSs or ordinary shares. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

        Information with Respect to Foreign Financial Assets.    Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets on their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs and ordinary shares.

        Information with Respect to Interests in Passive Foreign Investment Companies (PFICs).    If we are were to be treated as a PFIC, owners of our ADSs or ordinary shares (including, potentially, indirect owners) would be required to file an information report with respect to such interest on their tax returns, subject to certain exceptions. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs and ordinary shares.

        Backup Withholding and Information Reporting.    Backup withholding and information reporting requirements will generally apply to certain payments to U.S. holders of dividends on ADSs or ordinary shares. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. holder (1) is an exempt payee, or (2) provides the U.S. holder's correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. holders by a broker upon a sale of our ADSs or ordinary shares will generally be subject to backup withholding and information reporting. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder of ADSs or ordinary shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder, provided the required information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceeds the U.S. holder's income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.

        The above description is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership or disposition of the ADSs or ordinary shares. Investors deciding on whether or not to invest in ADSs or ordinary shares should consult their own tax advisors concerning the tax consequences of their particular situations.

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENT BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-191213), as amended, including the prospectus contained therein, to register our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-191526) to register the ADSs.

        We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.     SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risk from fluctuations in interest rates and foreign currency exchange rates which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating and financing activities and, when we consider it to be appropriate, through the use of derivative financial instruments. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Interest Rates

        Our exposure to market risk for changes in interest rates relates primarily to loans that have variable interest rates. A hypothetical interest rate change of 1.0%, or 100 basis points, on these loans would result in an increase in our annual finance expense of approximately €16,000.

Foreign Exchange Rates

        We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the eurozone to which we sell are generally not considered to be highly inflationary. Approximately 43.6% and 25.0% of our revenues were derived from sales outside of the eurozone region in 2013 and 2012, respectively. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

  Fees and Expenses

        Citibank, N.A. serves as the depositary for our ADSs. Holders of our ADSs are required to pay the following fees to the depositary under the terms of our deposit agreement:

Service	Fees
(1) Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares described in (4) below)	Up to U.S. 5¢ per ADS issued
(2) Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights or other entitlements)	Up to U.S. 5¢ per ADS held
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. 5¢ per ADS held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held
(6) ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

        Holders of our ADSs are responsible for paying certain charges such as:

  •
  taxes (including applicable interest and penalties) and other governmental charges;

  •
  the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

  •
  certain cable, telex and facsimile transmission and delivery expenses;

  •
  the expenses and charges incurred by the depositary in the conversion of foreign currency;

  •
  the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

  •
  the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

        ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges are charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee are charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

        In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

        The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        There have been no material modifications to the rights of security holders for the year ended on December 31, 2013.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2013, the Company, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

        Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, our disclosure controls and procedures were not effective in ensuring that information relating to us required to be disclosed in the reports that we file under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to the management, including principal financial officers as appropriate to allow timely decisions regarding required disclosure, due to a material weakness in our internal control over financial reporting, which is described below.

        In connection with the preparation of our financial statements as of and for the year ended December 31, 2013, we identified a material weakness in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The primary factors contributing to the material weakness, which relates to our financial reporting process, were as follows:

        The design and operating effectiveness of internal controls related to our financial reporting process were not sufficient to allow for accurate reporting of our financial results.    We did not maintain adequate controls with respect to the application of IFRS, including review controls over selected accounts involving the manual calculation of amounts, due to limited resources with adequate knowledge and experience in IFRS. As a result, a number of post-closing adjustments were required in connection with closing our books and records and preparing our 2013 financial statements.

        We did not maintain effective review controls throughout the financial reporting process to provide reasonable assurance that errors in the financial statements are prevented or detected.    Our financial reporting process is substantially a manual process, which makes it inherently subject to error. We did not maintain adequate review controls with respect to the preparation of our financial statements to prevent misstatements in the financial statements.

        The design and operating effectiveness of internal controls related to management's review of our financial results did not operate at a level of precision to allow for accurate reporting of our financial results.    Our financial reporting process does not include effective high-level review controls related to a regular analysis of our IFRS financial results. As such, certain post-close adjustments were necessary to prepare our 2013 financial statements.

        With the oversight of the management board and our audit committee, we continue to take steps and plan to take additional measures to remediate the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes and documented procedures, as well as the hiring of additional finance personnel.

        Notwithstanding the identified material weakness, management believes that the financial statements and related notes thereto included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS.

Management's Annual Report on Internal Control Over Financial Reporting

        This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

        Other than as described above, there were no changes in the Company's internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    RESERVED

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our supervisory board has determined that the chairman of our Audit Committee, Peter Nietzer, qualifies as an "audit committee financial expert" within the meaning of this Item 16A. Our supervisory board has determined that Peter Nietzer and each of the other members of the Audit Committee is independent under the requirements of the New York Stock Exchange and Rule 10A-3 of the Exchange Act.

ITEM 16B.    CODE OF ETHICS

        We have adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our supervisory board members, management board members and employees. The full text of the code of conduct is available on our website at www.voxeljet.de. This website address is included in this annual report as an inactive textual reference only. The information and other content appearing on our website are not part of this annual report.

        No waivers have been granted to the code of conduct since its adoption.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2012 and 2013:

	Year ended December 31,
	2012	2013
	(€ in thousands)
Audit fees	14	595
Audit-related fees	—	86
Tax fees	—	—
All other fees	—	—

Total	14	681

        Audit services include the audit of our financial statements, the review of interim financial information and SEC registration statements, and statutory audits. Audit-related services include accounting and reporting consultations.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        In general, under Section 303A.11 of the New York Stock Exchange Listed Company Manual, foreign private issuers such as us are permitted to follow home country corporate governance practices instead of certain provisions of the New York Stock Exchange Listed Company Manual without having to seek individual exemptions from the New York Stock Exchange. A foreign private issuer making its initial U.S. listing on the New York Stock Exchange and following home country corporate governance practices in lieu of the corresponding corporate governance provisions of the New York Stock Exchange Listed Company Manual must disclose in its annual report significant ways in which its corporate governance practices differ from those followed by U.S. companies under the New York Stock Exchange Listed Company Manual. In addition, we also may qualify for certain exemptions under the New York Stock Exchange Listed Company Manual as a foreign private issuer that may affect our corporate governance practices.

        The significant differences between the corporate governance practices that we follow and those set forth in the New York Stock Exchange Listed Company Manual are described below:

  •
  Section 303A.01 of the New York Stock Exchange Listed Company Manual requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent, and the rules of procedure of our supervisory board provide that the supervisory board should be composed of a majority of independent members, though this is not a mandatory requirement. All current members of our supervisory board are independent.

  •
  Section 303A.04(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written nominating committee charter. German law does not require a separate charter for a nominating committee. Instead, the responsibilities and authority of our Compensation and Nominating Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.

  •
  Section 303A.05(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written compensation committee charter. German law does not require a separate charter for a compensation committee. Instead, the responsibilities and authority of our Compensation and Nominating Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.

  •
  Section 303A.07(a) of the New York Stock Exchange Listed Company Manual requires each member of the audit committee of a listed company to be financially literate and also requires that at least one audit committee member have accounting or related financial management expertise. German law requires only that one supervisory board member have knowledge in the areas of accounting or auditing. Accordingly, the rules of procedure of our supervisory board stipulate that the chairman of our Audit Committee shall have special knowledge and experience of the application of accounting principles and internal control procedures. The chairman of the Audit Committee, Peter Nietzer, fulfills these requirements. Although we believe that all members of our Audit Committee are financially literate, neither German law, nor the rules of procedure of our supervisory board, require all members of our Audit Committee to be financially literate.

  •
  Section 303A.07(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written audit committee charter. German law does not require a separate charter for an audit committee. Instead, the responsibilities and authority of our Audit Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.

  •
  Section 303A.09 of the New York Stock Exchange Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. German law does not require a company to adopt separate corporate governance guidelines. Instead, we follow the German Corporate Governance Code as described above. In addition, certain of the subjects to be addressed in the corporate governance guidelines pursuant to Section 303A.09 are contained in the rules of procedure of our supervisory board.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

        See the following items starting at page F-1:

  (a)
  Report of Independent Registered Public Accounting Firm

  (b)
  Statement of Financial Position as of December 31, 2013 and 2012

  (c)
  Statement of Comprehensive Income (Loss) for the years 2013, 2012 and 2011

  (d)
  Statement of Changes in Equity for the years 2013, 2012 and 2011

  (e)
  Statement of Cash Flows for the years 2013, 2012 and 2011

  (f)
  Notes to the Financial Statements

ITEM 19.    EXHIBITS

Exhibit Number		Description of Exhibit
1.1		Articles of Association of voxeljet AG, as amended (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Securities and Exchange Commission (the "Commission") on October 11, 2013).
1.2
Rules of Procedure of the Supervisory Board of voxeljet AG (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).
1.3
Rules of Procedure of the Management Board of voxeljet AG (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).
2.1
Form of specimen of ordinary registered share certificate and English translation (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 11, 2013).
2.2		Form of Deposit Agreement (incorporated by reference to Exhibit 99-a to the Company's Registration Statement on Form F-6 (No. 333-191526), filed with the Commission on October 15, 2013).
2.3		Form of American Depositary Receipt (included in Exhibit 2.2).
4.1	†
Cross License Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and BEGO Medical GmbH, dated August 21, 2012 (English translation) (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).
4.2	†
Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated August 16, 2004 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

Exhibit Number		Description of Exhibit
4.3		First Amendment to the Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated March 31, 2011 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).
4.4	†
Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Generis GmbH) and The ExOne Company(formerly known as Extrude Hone GmbH), dated June 27, 2003 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).
4.5	†
Amendment to Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and Prometal RCT GmbH, dated July 14, 2009 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).
8.1	*	Subsidiaries of voxeljet AG.
12.1	*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.4	*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Filed herewith.

†
Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOXELJET AG
/s/ RUDOLF FRANZ
Name:	Rudolf Franz
Title:	Chief Financial Officer

Date: March 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
voxeljet AG:

        We have audited the accompanying statements of financial position of voxeljet AG (the "Company") as of December 31, 2013 and 2012, and the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of voxeljet AG as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

[s] KPMG AG Wirtschaftsprüfungsgesellschaft

Munich, Germany
March 27, 2014

voxeljet AG

STATEMENT OF FINANCIAL POSITION

Thousands of Euros	Notes	12/31/2013	12/31/2012
Current assets		39,977	4,104
Cash and cash equivalents		33,459	301
Financial assets	6	744	108
Trade receivables	7	1,003	625
Inventories	8	3,641	2,806
Income tax receivables	9	129	—
Other assets		1,001	264
Non-current assets		17,939	6,634
Financial assets	6	1,561	925
Intangible assets	10	62	52
Property, plant and equipment	10	16,316	5,299
Deferred tax assets	18	—	358
Total assets		57,916	10,738

Thousands of Euros	Notes	12/31/2013	12/31/2012
		7,090	4,322
Deferred income	10	622	533
Trade payables		1,502	560
Income tax payable		14	17
Financial liabilities	11	1,922	2,366
Other liabilities and provisions	12	3,030	846
Non-current liabilities		5,426	5,198
Deferred income	10	1,337	1,063
Financial liabilities	11	3,863	4,128
Other liabilities and provisions	12	226	7
Equity		45,400	1,218
Subscribed Capital	26	3,120	1,000
Capital reserves	26	46,038	1,262
Accumulated deficit		(3,758)	(1,044)
Total equity and liabilities		57,916	10,738

voxeljet AG

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Thousands of Euros	Notes	2013	2012	2011
Revenues	14	11,688	8,711	7,257
Cost of sales	15	(7,045)	(4,957)	(4,337)
Gross profit		4,643	3,754	2,920

Selling expenses		(2,640)	(1,510)	(1,160)
Administrative expenses		(1,676)	(758)	(670)
Research and development expenses		(2,651)	(1,573)	(1,313)
Other operating expenses	16	(583)	(62)	(140)
Other operating income	16	894	822	831
Operating profit (loss)		(2,013)	673	468

Finance expense	17	(380)	(363)	(389)
Finance income		37	18	5

Financial result	17	(343)	(345)	(384)

Profit (loss) before income taxes		(2,356)	328	84

Income taxes	18	(358)	(116)	(41)
Profit (loss)		(2,714)	212	43

Other comprehensive income		—	1	4

Total comprehensive income (loss)		(2,714)	213	47

Weighted average number of ordinary shares outstanding		2,252,000	2,000,000	2,000,000
Earnings (loss) per ordinary share—basic (EUR)		(1.21)	0.11	0.02
Earnings (loss) per ordinary share—diluted (EUR)		(1.21)	0.11	0.02

voxeljet AG

STATEMENT OF CHANGES IN EQUITY

Thousands of Euros	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive loss	Total equity
Balance at January 1, 2011	1,000	1,262	(1,299)	(5)	958

Profit for the year	—	—	43		43
Other comprehensive income	—	—	—	4	4
Balance at December 31, 2011	1,000	1,262	(1,256)	(1)	1,005

Balance at January 1, 2012	1,000	1,262	(1,256)	(1)	1,005

Profit for the year	—	—	212	—	212
Other comprehensive income	—	—	—	1	1
Balance at December 31, 2012	1,000	1,262	(1,044)	—	1,218

Thousands of Euros
Balance at January 1, 2013	1,000	1,262	(1,044)	—	1,218

Loss for the year	—	—	(2,714)		(2,714)
Reorganization (refer to Note 26)	1,000	(950)	—	—	50
Initial public offering (refer to Note 26)	1,120	45,726	—	—	46,846
Balance at December 31, 2013	3,120	46,038	(3,758)	—	45,400

voxeljet AG

STATEMENT OF CASH FLOWS

Thousands of Euros	2013	2012	2011
Cash Flow from operating activities
Profit (loss) for the period	(2,714)	212	43

Depreciation	1,493	1,343	1,246
Non cash sale to customer in exchange for customer loans	(1,386)	(250)	—
Proceeds from customer loans	92	39	7
Changes in deferred income taxes	358	(45)	(33)
Deferred income	(686)	(274)	(539)
Change in working capital	1,203	(589)	(622)

Trade and other receivables and current assets	(1,304)	131	(349)
Inventories	(836)	(851)	(864)
Trade payables	942	42	230
Other liabilities and provisions	2,403	128	365
Income tax payable	(2)	(39)	(4)
Total	(1,640)	436	102

Cash Flow from investing activities
Payments to acquire property, plant and equipment and intangible assets	(11,176)	(702)	(222)
Payments to acquire financial assets	(273)	(276)	(88)
Total	(11,449)	(978)	(310)

Cash Flow from financing activities
Proceeds (repayment) from bank overdrafts and lines of credit	(707)	1,250	859
Proceeds from sale and leaseback	1,900	776	950
Repayment of finance lease obligations	(1,503)	(582)	(567)
Repayment of long-term debt	(339)	(1,099)	(1,190)
Reorganization (refer to Note 26)	50	—	—
Proceeds from issuance of shares (refer to Note 26)	46,846	—	—
Total	46,247	345	52

Net increase (decrease) in cash and cash equivalents	33,158	(197)	(156)

Cash and cash equivalents at beginning of period	301	498	654

Cash and cash equivalents at end of period	33,459	301	498

Supplemental Cash Flow Information
Interest paid net	314	320	359
Income taxes paid net	129	171	45
Non-cash items:
Additions to property, plant and equipment through lease	1,900	822	956

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

        voxeljet AG (formerly Voxeljet Technology GmbH; in the following referred to as 'voxeljet' or the 'Company') is a high-tech company headquartered in Friedberg, Germany. As a manufacturer of three-dimensional ("3D") printing systems, voxeljet has specialized in the development, production and distribution of industrial printing machines and the sale of customized printed products to industrial customers. The Company operates in two business divisions: Systems and Services. The voxeljet Systems business division creates innovative 3D printers. Today, voxeljet has a product range that reaches from smaller entry models to large-format machines, and therefore offers 3D printer systems for a wide range of application areas.

        Through its Services business division, the Company also offers customized printed products such as sand molds and plastic models based on CAD data through its 'on-demand production' service center. Small-batch and prototype manufacturers utilize the Company's machines for the automatic, patternless manufacture of their casting moulds and 3D models. The Company's customer base includes automotive manufacturers and suppliers as well as companies from the arts and design industries.

        On October 23, 2013, the Company completed its initial public offering; American Depositary Shares representing ordinary shares of the Company are traded on the New York Stock Exchange (refer to Note 26).

2. Preparation of financial statements

        The financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as set forth by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC). The designation IFRS also includes all valid IAS; the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (SIC).

        The financial statements were authorized for issue by the Management Board on March 27, 2014.

        The balance sheet was structured in accordance with IAS 1, separating current from non-current assets and liabilities. Assets and liabilities were classified as current if they are expected to be realized within twelve months of the balance sheet date. These financial statements were prepared on the basis of historical cost.

        The financial statements were prepared in Euros, the Company's functional currency. As used in these financial statements 'kEUR' means thousands of Euros. Due to rounding, numbers presented throughout these notes may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

        The financial statements were prepared on the assumption that the Company will continue as a going concern.

        For clarity, various line items of the statement of financial position and statement of comprehensive income (loss) have been combined. These items are explained in the notes.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all financial years presented.

Recognition of income and expenses

Revenue

        Revenue from the sale of new or refurbished 3D printers is recognized upon the transfer of risks and rewards of ownership to the buyer, which is upon completion of the installation of the 3D printers at the customer site and evidenced through final acceptance by the customer. Revenue from the sale of custom-ordered printed products, consumables, or spare parts and other machine parts is recognized upon transfer of title, generally upon shipment. Revenue for all deliverables in sales arrangements is recognized to the extent that it is probable that the economic benefit arising from the ordinary activities of the business will flow to the Company and provided that the amount of revenue and the costs incurred or to be incurred in respect of the sale can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, which is fixed at the time of recognition of revenue. In instances where revenue recognition criteria are not met, amounts are recorded as deferred income in the accompanying statements of financial position.

        The Company provides customers with a standard warranty agreement on all machines for up to one year. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the machine. The provision associated with these warranty obligations was not significant in 2013 or 2012.

        After the initial one year warranty period, the Company offers its customers optional maintenance contracts. Maintenance contracts are provided for a period of twelve months and automatically extended for another twelve months if not cancelled on time. Deferred maintenance service revenue is recognized on a straight-line basis as the costs of providing services incurred under the contracts generally do not vary significantly throughout the year.

        Shipping and handling costs billed to customers for machine sales and sales of printed products and consumables are included in revenue in the statements of comprehensive income (loss). Costs incurred by the Company associated with shipping and handling are included in selling expenses in the statements of comprehensive income (loss).

        The Company's terms of sale generally require payment within 30 to 60 days after shipment of a product, although the Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with machine sales, the Company may, depending upon the circumstances, require significant deposits prior to shipment. In some circumstances, the Company may require payment in full for its products prior to shipment and may require international customers to furnish letters of credit. These deposits are reported as customer deposits included in other liabilities and provisions in the accompanying statements of financial position. Services under maintenance contracts are billed to customers in advance on a monthly, quarterly, or annual basis, depending on the contract and are included in deferred income in the statement of financial position.

        In the course of the Company's ordinary business activities refurbished 3D printers, which were operating in the Service segment on average for 1.5 to 2.5 years, are routinely sold to customers. These 3D printers were operated in the production of manufacturing products ordered by customers. Prior to voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

their sale, these 3D printers are generally fully refurbished, which includes setting up a new printhead. Proceeds from the sale of such refurbished 3D printers are recognized as revenue.

        On four occasions, the Company has provided loans to three customers to cover the purchase price of a 3D printer. The Company recognized revenue from the sale of these 3D printers upon acceptance by the customer.

Research and development expenses

        The Company is continuously involved in the research and development of new methods and technologies relating to its products. All research and development costs are charged to expense as incurred.

Government grants

        Government grants awarded for project funding are recorded in "Other operating income" if the research and development costs have been incurred and provided that the conditions for the funding have been met. Until then, amounts received under government grants have been recorded as deferred income in the statement of financial position.

        The benefit of a government loan at a below-market rate of interest is treated as a government grant. The loan is recognized and measured in accordance with IAS 39. The benefit of the below-market rate of interest is measured as the difference between the initial carrying value of the loan determined in accordance with IAS 39 and the proceeds received. The value of the government grant is recorded as deferred income in the statement of financial position and recognized in the same period as the relevant research expenditures are incurred.

Leases

        Finance leases consist primarily of borrowings associated with sale and leaseback transactions of 3D printers that were manufactured and used within the Services segment. Additionally, the Company has entered into finance lease agreements for 3D printers manufactured by others. Maturities of the financing leases extend to 2019. Leased assets are recognized at the lower of fair value or the present value of minimum lease payments and depreciated over the asset's estimated useful life. Assets under finance leases are included in "Property, plant and equipment" in the statement of financial position. Gains on sale and leaseback transactions are recorded as deferred income in the statement of financial position and recognized as "Other operating income" over the respective lease term.

        Operating leases consist of various lease agreements for the rental of manufacturing facilities, office and warehouse spaces, vehicles, and office and IT equipment, expiring in various years through 2017. Rent expense under operating leases is charged to profit or loss on a straight-line basis over the term of the lease.

        In 2013, voxeljet leased four 3D printers (2012 and 2011: two 3D printers) to customers under operating leases. Rental income is recognized straight-line over the term of the lease as revenue.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Long Term Cash Incentive Plan

        voxeljet has a Long-Term Cash Incentive Plan ("LTCIP") that provides for cash awards to non-executive employees. Compensation cost is determined based on the grant-date fair value of the awards and recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance and market conditions. The requisite service period is generally the vesting period stated in the award. The liability awards are measured at fair value at each balance sheet date until settlement and are classified as "Other liabilities and provisions".

Foreign currencies

        The financial statements were prepared in Euros, the Company's functional currency. Within the respective periods no changes in the functional currency occurred.

        Monetary transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing on the transaction date. Monetary assets and liabilities in foreign currency are translated at the closing rate at the date of the statement of financial position. All realized and unrealized exchange gains or losses are included in the statement of comprehensive income (loss).

        Foreign averages exchange rates to Euro

	Average Rate
Year ended December 31,	USD	GBP
2013	1.3303	0.8493
2012	1.2909	0.8112
2011	1.4002	0.8678

        Foreign year end exchange rates to Euro

	Year End Rate
Year ended December 31,	USD	GBP
2013	1.3779	0.8363
2012	1.3186	0.8123
2011	1.2973	0.8440

Income Tax

        Income tax expense (benefit) consists of current and deferred tax expense and benefit in accordance with IAS 12.

        Current income tax expense (benefit) is based on taxable profit (loss) for the year. Taxable profit (loss) differs from profit (loss) as reported in the statement of comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are never taxable or deductible. Current income tax expense (benefit) is calculated using tax rates that have been enacted or substantively enacted by the end of the respective reporting period.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

        Deferred income tax expense (benefit) is recognized on temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and the corresponding tax base used in the computation of taxable profit (loss).

        Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets, including for carry forward losses to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer more probable than not that sufficient taxable profits will be available to allow all or a part of the assets to be recovered.

        Deferred tax expense (benefit) is calculated at the tax rates that are expected to apply in the periods when the liability is settled or the asset is realized, based on tax rates (and tax regulations) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax expense (benefit) is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred taxation is also recorded to equity.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

        Deferred taxes are calculated with a combined tax rate of 28%, consisting of a corporate tax rate of 15.83% and a trade tax rate of 12.17%.

Intangible Assets

        Intangible assets are entirely comprised of acquired intangible assets. These assets with finite useful lives—mainly software and licenses—are carried at cost less accumulated amortization. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their useful lives.

        The estimated useful economic lives of acquired intangible assets are presented in the following table:

USEFUL LIFE OF INTANGIBLE ASSETS

Software	3 years
Licenses	6 years

        An intangible asset is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the profit or loss in the period in which the item is derecognized.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Property, Plant and Equipment

        Property, plant and equipment is carried at acquisition or manufacturing (for internally manufactured equipment) cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, taking into account estimated residual values. Realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected in 'Other operating income' or 'Other operating expenses'. Subsequent expenditures are capitalized only if it is probable that voxeljet will receive additional economic benefits from the particular asset associated with these expenditures, and the costs can be determined reliably. Repair and maintenance expenditures are expensed as incurred.

        The estimated useful economic lives of items of property, plant and equipment are as follows:

USEFUL LIFE OF PROPERTY, PLANT AND EQUIPMENT

Leasehold improvements	6 - 9 years
Buildings	33 years
Plant and machinery	7 - 8 years
Other facilities, machinery and factory equipment	2 - 10 years
Office equipment	3 - 12 years

        Useful lives, depreciation methods and residual values are reviewed at least annually and, in case they change significantly, depreciation charges for current and future periods are adjusted accordingly.

Inventories

        Inventories are measured at the lower of acquisition cost, as determined on the first-in, first-out (FIFO) method, or manufacturing cost and net realizable value. Manufacturing costs comprise all costs that are directly attributable to the manufacturing process, such as direct material and labor, and production related overheads (based on normal operating capacity and normal consumption of material, labor and other production costs), including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Impairment of non-financial assets

        The Company assesses at the end of each reporting period whether there is an indication that a non-financial asset may be impaired. The asset is tested for impairment if there are indicators that the carrying amounts may not be recoverable. An impairment loss is recognized in the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset's fair value less cost to sell and its value in use.

        If the fair value less cost to sell cannot be determined, or if it is lower than the carrying amount, the value in use is calculated. In calculating the value in use by discounting the future expected cash flows at a risk-adequate pre-tax interest rate, current and expected future cash flows are taken into account, together with technological, economic and general development trends, on the basis of approved and adjusted financial plans.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Financial instruments

Non-derivative financial assets

        The Company initially recognizes financial assets on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument. The Company classifies non-derivative financial assets into the 'loans and receivables' category.

Loans and receivables

        Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents

        Cash and cash equivalents include cash, deposits and other short-term, highly liquid financial assets that have an original maturity of not more than three months and are exposed only insignificantly to the risk of changes in their fair value. The Company maintains cash balances with financial institutions located in Germany. Restricted cash is restricted as to withdrawal or use and consists of cash deposits pledged as collateral for bank borrowings.

Derivative financial instruments

        The Company entered into an interest rate swap agreement to hedge the interest rate risk associated with variable rate debt. This interest rate swap expired in 2012. The Company does not purchase, hold or sell derivative financial instruments for trading or speculative purposes. The interest rate swap was recognized at fair value in 'Financial liabilities' in the statement of financial position. The effective part of gains or losses from changes in the fair value of the interest rate swap was recognized in 'Other comprehensive income' in the statement of comprehensive income (loss).

Other assets

        Other assets include mainly security deposits for leases, prepaid expenses and deferred charges as well as amounts relating to VAT.

Other liabilities and provisions

        Other liabilities and provisions consist mainly of customer deposits in relation to machine sales and provisions for personnel such as bonuses, royalties and vacation pay. In addition, other liabilities and provisions include amounts accrued under the LTCIP (refer to Note 12).

Deferred income

        Deferred income consists of deferred gains from 3D printers sold and leased back under finance leases, prepaid customer fees for maintenance contracts and deferred grant income related to the below-market loan.

Earnings (loss) per share

        Basic earnings per share amounts are calculated by dividing profit (loss) by the weighted average number of ordinary shares outstanding. There are no dilutive instruments issued and outstanding.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4. Changes in reporting standards

        The IASB issued a number of new IFRS standards which were required to be adopted in annual periods beginning on January 1, 2013.

Standard	Effective date	Description
IFRS 1	01/ 2013	Amendments to IFRS 1—Government Loans
IFRS 7	01/ 2013	Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)
IFRS 10	01/ 2013	Consolidated Financial Statements
IFRS 11	01/ 2013	Joint Arrangements
IFRS 12	01/ 2013	Disclosure of Interest in Other Entities
IFRS 13	01/ 2013	Fair Value Measurement
IAS 19	01/ 2013	Employee Benefits (2011)
IAS 27	01/ 2013	Separate Financial Statements (2011)
IAS 28	01/ 2013	Investments in Associates and Joint Ventures (2011)
Various Standards	01/ 2013	Annual Improvements to IFRS 2009 - 2011
IFRIC 20	01/ 2013	Stripping Costs in the Production of a Surface Mine

        The Company has determined that the new standards, amendments or interpretations have no impact on the financial statements, as the concerned aspects are not relevant for the Company.

Amendments IAS 32	01/ 2014	Offsetting Financial Assets and Financial Liabilities
Various Standards	01/ 2014	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)
IAS 36	01/2014	Amendment Recoverable Amount Disclosures for Non-Financial Assets
IAS 39	01/2014	Amendment Novation of Derivatives and Continuation of Hedge Accounting
IFRIC 21	01/ 2014	Levies
IAS 19	07/2014	Amendment Defined Benefit Plans: Employee Contributions
IFRS 14	01/ 2016	Regulatory Deferral Accounts

        The Company has determined that the new standards, amendments or interpretations have no impact on the financial statements, as the concerned aspects are not relevant for the Company.

5. Critical accounting judgment and key sources of estimation and uncertainty

        In the process of applying the Company's accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. These estimates and associated assumptions are based on the knowledge available as of the preparation date of the financial statements and historical experiences as well as other factors that are considered to be relevant. The estimates and underlying assumptions are reviewed on an ongoing basis.

        Unforeseeable developments outside management's control may cause actual amounts to differ from the original estimates. In that case, the underlying assumptions and, if necessary, the carrying amounts of the pertinent assets and liabilities are adjusted accordingly. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. Critical accounting judgment and key sources of estimation and uncertainty (Continued)

period, or in the period of the revision and future periods, if the revision affects both current and future periods.

        The assumptions and estimates refer primarily to the determination of the useful lives of property, plant and equipment, the application of the criteria for recognizing finance leases, the realization of receivables and customer loans, measurement of inventory, the recognition and measurement of provisions, the recognition and measurement of share based payment liabilities and the possibility of using tax loss carry-forwards.

        The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

        Sales agents are used in connection with the sale of 3D printers. These sales agents receive a sales commission based on a percentage of the sale price for each sale initiated by them. Generally, the commission is paid only after the customer has paid the final invoice.

Useful lives

        The estimated useful lives and depreciation methods for and property, plant and equipment are based on experiential values. The estimation of the useful life of an asset is based on the experience of the Company with similar assets that are used in a similar way. Additional depreciation is recorded if the estimated useful lives and/or the residual values of property, plant and equipment are different from the previous estimation (refer to Note 10 'Intangible assets and property, plant and equipment').

Criteria for classifying leases as lessee

        A finance lease is an arrangement that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract. The criteria to classify a lease as a finance lease are as follows (one criterion is sufficient to meet the classification as finance lease):

  1.
  the lease transfers ownership of the asset to the lessee by the end of the lease term;

  2.
  the lessee has a bargain purchase option and it is reasonably certain at the date of inception that the option will be exercised;

  3.
  the lease term is for the major part of the economic life of the asset even if title is not transferred;

  4.
  at the inception of the lease the present value of the minimum lease payments amounts to substantially all of the fair value of the leased asset;

  5.
  the leased assets are of such a specialized nature that only the lessee can use them without major modifications;

  6.
  gains or losses from the fluctuation in the fair value of the residual accrue to the lessee;

  7.
  the lessee has the ability to continue the lease for a secondary period at a rent that is substantially lower than market rent; and

  8.
  if the lessee can cancel the lease, our associated losses are borne by the lessee.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. Critical accounting judgment and key sources of estimation and uncertainty (Continued)

        All of our leaseback arrangements for 3D printers transfer ownership of the asset to the Company at the end of the lease term, therefore, these leases are accounted for as finance leases.

Trade receivables and customer loans

        The Company evaluates customer accounts with past-due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon a review of these accounts and management's analysis and judgment, the Company estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer's receivable balance to the amount expected to be recovered. The allowance is re-evaluated and adjusted periodically as additional information is received.

Inventories

        Management reviews inventories on a product-by-product basis at the end of each reporting period to identify obsolete and slow-moving inventory items that are no longer suitable for use in production. Management estimates the net realizable value of finished goods, work-in progress and raw materials primarily based on current market conditions and based on its experience in manufacturing and selling products of similar nature. If net realizable value is lower than cost, an allowance is recorded.

Provisions and other liabilities

        Provisions are recognized and measured on the basis of the estimate and probability of future outflows of resources embodying benefits, as well as on the basis of experiential values and the circumstances known at the end of the reporting period. Assumptions also are made as to the probabilities whether and within what ranges the provisions may be used. The assessment of whether a present obligation exists is generally based on assessments of internal experts. Estimates can change on the basis of new information and the actual charges may affect the performance and financial position of the Company.

        In determining the fair value of the liability for the LTCIP, the Company estimates a probability of achievement of the target of 80% based on the recent development of the Company's share price and revenues and considering the current market conditions. Moreover, the Management Board expects a labor turnover rate of 5.8% based on historical data.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. Critical accounting judgment and key sources of estimation and uncertainty (Continued)

Notes to the Statement of Financial Position

6. Financial assets

        Financial assets consist of loans and restricted cash. Loans in the amounts of kEUR 1,386 and kEUR 250 were granted to customers in 2013 and 2012, respectively, as a means of financing their acquisition of 3D printers.

	Carrying amount
				Nominal amount	Interest rate
Thousands of Euros	12/31/2013	12/31/2012	Date of issue			Due date
Loan 1	—	292	January 2011	340	4.80%	—
Loan 2	209	255	May 2012	250	4.75%	October 2017
Loan 3	626	—	September 2013	678	4.00%	September 2018
Loan 4	708	—	December 2013	708	4.00%	December 2018

Total	1,543	547		1,976

        In February 2013, the Company repurchased a 3D printer that it had sold subject to a loan in 2010 and waived the unamortized balance on this loan, which was kEUR 294, in a non-cash transaction. This printer was then sold and leased back in a transaction with a bank and concurrently subleased to a different customer pursuant to an operating lease.

        Sales of 3D printers in exchange for customer loans represent non-cash transactions for purposes of the cash flow statement.

        The following table details the composition of restricted cash at each reporting date:

RESTRICTED CASH

Thousands of Euros	12/31/2013	12/31/2012
Cash deposit	617	340
Safeguard retention LfA	145	145
Total	762	485

        The safeguard retention LfA amount relates to an amount withheld by LfA Foerderbank Bayern from proceeds provided under a subsidized loan. LfA Foerderbank Bayern is commissioned by the government to promote regional economic developments with instruments of a bank.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7. Trade receivables

        Credit terms provided to customers are determined individually and are dependent on already existing customer relationships and the customer's payment history. The aging of trade receivables was as follows at each reporting date:

AGING STRUCTURE OF TRADE RECEIVABLES

Thousands of Euros	12/31/2013	12/31/2012
Not due at the end of the reporting period	652	295
Amount past due for the following time ranges
Less than 3 months	315	321
Between 3 and 6 months	18	8
Between 6 and 9 months	6	1
Between 9 and 12 months	2	—
More than 12 months	10	—
Total	1,003	625

        The change in the allowance for doubtful accounts is as follows:

Change in the allowance for doubtful accounts

Thousands of Euros	12/31/2013	12/31/2012
Balance at beginning of period	16	—
Charges	38	17
Release to income	(16)	—
Write offs	—	(1)
Balance at end of period	38	16

8. Inventories

        Inventories consist of the following for the years reported:

INVENTORIES BY CATEGORY

Thousands of Euros	12/31/2013	12/31/2012
Raw Materials	271	170
Work in progress	2,800	2,252
Finished goods	570	384
Total	3,641	2,806

        Impairment of inventories was recorded in 2012 amounting to kEUR 11; no impairments were recorded in 2013 and 2011, respectively.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9. Other assets

        In 2013, the other assets were comprised mainly of prepaid insurance fees (kEUR 369), prepaid expenses (kEUR 178) and value-added tax to be claimed (kEUR 341). In 2012, the other assets primarily included insurance fees (kEUR 14), prepaid expenses (kEUR 50), value added tax to be claimed (kEUR 74) and deposits (kEUR 120).

10. Intangible assets and property, plant and equipment

PROPERTY, PLANT AND EQUIPMENT

Thousands of Euros	12/31/2013	12/31/2012
Land, buildings and leasehold improvements	7,566	17
Plant and machinery (includes assets under finance lease)	5,158	4,578
Other facilities, factory and office equipment	650	704
Assets under construction	2,942	—

Total	16,316	5,299

Thereof pledged assets of Property, Plant and Equipment:	846	1,180

Thereof leased assets included in Property, Plant and Equipment:	3,717	3,244

Printing machines	3,664	3,166
Other factory equipment	53	78

        The assets were pledged as a security for certain bank borrowings, credit lines and other transactions and facilities.

        The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the financial years 2013 and 2012, respectively:

2013

	Acquisition and manufacturing cost					Depreciation and amortization					Carrying amount
Thousands of Euros	01/01/2013	Additions	Disposals	Transfer	12/31/2013	01/01/2013	Current year	Disposals	Transfer	12/31/2013	12/31/2013
Intangible. assets
Software	135	20	0	0	155	83	10	0	0	93	62
Licenses	36	0	0	0	36	36	0	0	0	36	0

Total	171	20	0	0	191	119	10	0	0	129	62

Property, plant and equipment
Land, building and leasehold improvements	27	7,553	0	0	7,580	10	4	0	0	14	7,566
Plant and machinery	3,474	516	460	1,922	5,452	2,140	292	82	1,661	4,011	1,441
Other facilities, factory and office equipment	1,530	145	2	0	1,673	826	197	0	0	1,023	650
Assets under construction and prepayments made	0	2,942	0	0	2,942	0	0	0	0	0	2,942
Subtotal	5,031	11,156	462	1,922	17,647	2,976	493	82	1,661	5,048	12,599

Leased products	6,030	1,900	441	(1,922)	5,567	2,786	990	265	(1,661)	1,850	3,717

Total	11,061	13,056	903	0	23,214	5,762	1,483	347	0	6,898	16,316

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. Intangible assets and property, plant and equipment (Continued)

2012

	Acquisition and manufacturing cost				Depreciation and amortization				Carrying amount
Thousands of Euros	01/01/2012	Additions	Disposals	12/31/2012	01/01/2012	Current year	Disposals	12/31/2012	12/31/2012
Intangible assets
Software	110	25	0	135	76	7	0	83	52
Licenses	36	0	0	36	36	0	0	36	0

Total	146	25	0	171	112	7	0	119	52

Property, plant and equipment
Leasehold improvement	27	0	0	27	7	3	0	10	17
Plant and machinery	3,227	531	284	3,474	1,988	306	154	2,140	1,334
Other facilities, factory and office equipment	1,385	146	1	1,530	633	193	0	826	704
Subtotal	4,639	677	285	5,031	2,628	502	154	2,976	2,055

Leased products	5,412	822	204	6,030	2,076	834	124	2,786	3,244

Total	10,051	1,499	489	11,061	4,704	1,336	278	5,762	5,299

        In December 2013, voxeljet purchased land, two production halls, and one building under construction for a total purchase price of kEUR 9,965. One of the production halls was previously leased by voxeljet from the seller; the lease was terminated as of December 31, 2013. The seller is committed to completing construction of the administrative building by March 2014. The Company is committed to purchase additional land for kEUR 618.

        No impairments of non-financial assets were recorded within the respective years.

        In total, the Company has entered into sale and leaseback transactions for 17 self-produced 3D printers, which were sold to banks and leased back with the intention to be used in the Services segment for the purpose of producing custom-ordered printed products and to sell them to customers as used printers. As of December 31, 2013, the Company has 10 active leasing contracts compared to eight in 2012. One contract was terminated and one contract expired during 2013.

        In 2013 and 2012, the Company entered into sale and leaseback transactions for four and two self-produced 3D printers with sales proceeds of kEUR 1,900 and kEUR 776, respectively. In connection with these transactions the Company sold 3D printers with manufacturing costs of kEUR 851 and kEUR 266 in 2013 and 2012, respectively. The gain from the sale of kEUR 1,049 and kEUR 510 was deferred and is amortized over the respective lease term. Three of the 3D printers are used in the Services segment and one was leased to a customer under an operating lease.

        Leases of 3D printers are non-cash transactions for purposes of the cash flow statement.

        In connection with the sale of refurbished 3D printers to customers, the Company early terminated one finance lease each in 2013 and 2012 and repurchased the 3D printer from the lessor. One other refurbished printer that had been carried as property, plant and equipment was sold to a customer in 2012.

        In addition to the sale and leaseback transactions of self-produced equipment in 2013 and 2012, the Company entered into finance lease agreements for property, plant, and equipment with costs of kEUR 0 and kEUR 46, respectively.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. Financial liabilities

        Financial liabilities consist of the following: bank overdrafts and lines of credit, long-term debt, finance lease obligations and derivatives.

Bank overdrafts and lines of credit

        The Company has lines of credit with several banks to fund working capital requirements. The following table provides relevant details:

Bank overdrafts and lines of credit

				12/31/2013	12/31/2012
	Interest rate	Nominal Value
Thousands of Euros			Termination	Carrying amount
1	4.75%	500	12/31/2014	—	500
2	3.64%	750	12/31/2015	—	503
3	6.50%	250	—	—	78
4	5.75%	50	—	—	—
5	4.75%	250	12/30/2017	205	250
6	6.50%	150	—	25	134
7	3.15%	550	03/28/2014	528	—
8	6.75%	150	11/30/2014	—	—

		2,650	Total	758	1,465

        The nominal value of one line of credit was extended by kEUR 250 amounting to kEUR 750 as of December 31, 2013, compared to year end 2012.

Long-term debt

        In September 2009, voxeljet entered into a fixed rate loan agreement with LfA Foerderbank Bayern to receive funding for research into high-speed 3D printing technology. This loan was granted at favorable terms, including an interest-free period through June 2011 and a stated interest rate of 2.8% for the remaining term, which was deemed to be below market at the inception of the loan (based on the Company's credit spread of 3.05% and the 3-month EURIBOR rate). The loan has a term of nine years. Payments of kEUR 90 are due semi-annually on June 30 and December 30, starting on December 30, 2011. Proceeds from the loan were kEUR 1,450. As security, 10% of loan proceeds were withheld by the bank and deposited in a safeguard retention LfA deposit account, which is included in restricted cash.

        The value of the favorable terms represents a government grant, which was recognized as 'Deferred income' and a grant asset of kEUR 179 at inception. As the loan compensated voxeljet for research expenditure during the period proceeds were received, the grant income was recognized as 'Other operating income' in the same period as the relevant expenses were incurred through December 2011.

        Upon receipt of the loan proceeds, the grant asset was offset against the related loan liability. The loan liability is accreted over the term of the loan using the effective interest method. At December 31, 2013 and 2012, the LfA loan had a balance of kEUR 914 and kEUR 1,066, respectively.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. Financial liabilities (Continued)

        In July 2010, the Company entered into a kEUR 650 loan agreement due June 30, 2016. Interest is payable at a fixed rate of 6.0%. Payments of kEUR 11 are due monthly. At December 31, 2013 and 2012, the loan had a balance of kEUR 299 and kEUR 407, respectively.

        In December 2010, the Company entered into a kEUR 550 loan agreement due September 30, 2017. Interest is payable at a fixed rate of 5.38%. Payments of kEUR 20 are due quarterly. At December 31, 2013 and 2012, the loan had a balance of kEUR 295 and kEUR 373, respectively.

Finance lease obligations

        voxeljet finances part of its production machinery and associated equipment by means of sale and leaseback transactions, expiring in various years through 2019. Please refer to Note 23 'Leases' below for detailed information.

        The following table shows the maturity profile of voxeljet's financial liabilities based on contractual undiscounted payments:

MATURITIES OF FINANCIAL LIABILITIES

12/31/2013

					Remaining term
	Carrying amount
				Gross cash outflow		1 - 5 years
Thousands of Euros	Current	Non-current	Total		<1 year		>5 years
Bank overdrafts and lines of credit	583	175	758	758	583	175	—
Long-term debt	374	1,133	1,507	1,730	430	1,208	92
Finance lease of obligations	965	2,555	3,520	3,801	1,110	2,627	64

Total financial liabilities	1,922	3,863	5,785	6,289	2,123	4,010	156

12/31/2012

					Remaining term
	Carrying amount
				Gross cash outflow		1 - 5 years
Thousands of Euros	Current	Non-current	Total		<1 year		>5 years
Bank overdrafts and lines of credit	740	725	1,465	1,465	740	725	—

Long-term debt	389	1,457	1,846	2,168	439	1,638	91

Finance lease of obligations	1,237	1,946	3,183	3,926	1,464	2,462	—

Total financial liabilities	2,366	4,128	6,494	7,559	2,643	4,825	91

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12. Other liabilities and provisions

        Other liabilities and provisions include accruals for tax, warranties and personnel expenses. Accruals for tax comprise VAT payables and other taxes. Accruals for personnel expense relate to social security, performance-related bonuses, LTCIP, outstanding vacation entitlements, and compensation to employees for inventions.

        voxeljet has a Long-Term Cash Incentive Plan ("LTCIP") that provides for cash awards to non-executive employees. Under the plan, which was announced on October 2, 2013, the Company may grant individual award units of EUR 5,000 each up to a total maximum amount of 10% of the net proceeds received by the Company upon closing of the initial public offering of shares. An initial grant of 684 award units was made to participants on October 2, 2013.

        The vesting of the awards occurs during three separate performance periods, with 20% of the awards vesting in the first performance period ended December 31, 2013, 40% of the awards vesting in the second performance period ending December 31, 2015, and the remaining 40% vesting in the third performance period ending December 31, 2017. Vesting of the awards during the first performance period was subject to a revenue growth target and the successful completion of the initial public offering. Both conditions were met as of December 31, 2013. Vesting of the awards during the second and third performance periods is subject to performance and market conditions, including revenue growth and increase in share price of the ADSs compared to the initial public offering price per ADS. The awards are nontransferable during the vesting periods.

        The liability for fully vested LTCIP awards as of December 31, 2013 was kEUR 734; the total provision for LTCIP awards was kEUR 887. Payment of the fully vested awards will occur in April 2014.

        The included customer deposits within other liabilities amount to kEUR 901 and kEUR 482 in 2013 and 2012, respectively.

        Within the other liabilities and provisions at December 31, 2013 are also included real estate transfer taxes (kEUR 349; in 2012: kEUR 0), employee bonuses (kEUR 357; in 2012: kEUR 149), accruals for management compensation (kEUR 250; in 2012: kEUR 55), accruals for vacation and overtime (kEUR 113; in 2012: kEUR 61) and accruals for licenses (kEUR 103; in 2012: kEUR 53).

Thousands of Euro	January 1, 2013	Usage	Reversal	Addition	December 31, 2013
Personnel expenses	7	0	0	228	235
Warranties	18	18	0	25	25

Total	25	18	0	253	260

        In 2013, 2012 and 2011, product warranty expense amounted to kEUR 25, kEUR 17 and kEUR 11, respectively, and was included in other operating expenses.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13. Financial instruments

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy defines the following levels:

  —
  Level 1: Quoted prices of the respective financial asset or financial liability in active markets

  —
  Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

  —
  Level 3: Input parameters not based on observable market data

        The following tables list the carrying values and fair values of all non-derivative financial instruments held by voxeljet. The carrying amounts of current assets and liabilities approximate fair value due to their short maturities.

FINANCIAL LIABILITIES

	12/31/2013		12/31/2012
Thousands of Euros	Carrying amount	Fair value	Carrying amount	Fair value
Bank overdrafts and lines of credit	758	758	1,465	1,465
Long-term debt	1,507	1,573	1,846	1,988
Finance lease of obligations	3,520	3,549	3,183	3,186

Total financial liabilities	5,785	5,880	6,494	6,639

        The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models based on market interest rates available to the Company for similar transactions at the relevant date.

        Due to the short maturity and the current low level of interest rates, the carrying amount of credit lines and bank overdrafts approximate fair value.

        The fair values and carrying amounts of financial assets categorized as loans and receivables are as follows:

FINANCIAL ASSETS

	12/31/2013		12/31/2012
Thousands of Euros	Carrying amount	Fair value	Carrying amount	Fair value
Bank overdrafts and lines of credit	33,459	33,459	301	301
Long-term debt	1,003	1,003	625	625
Finance lease of obligations	2,305	2,287	1,033	1,049

Total financial liabilities	36,767	36,749	1,959	1,975

        The fair value of customer loans included in financial assets was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14. Revenues

        In the respective years, voxeljet's revenues were generated in the following geographical regions:

REVENUES BY GEOGRAPHICAL REGION

Thousands of Euros	2013	2012	2011
EMEA	11,286	7,404	7,112
Asia Pacific	142	958	73
Americas	260	349	72

Total	11,688	8,711	7,257

        In 2013, 2012 and 2011, the Company earned kEUR 4,486, kEUR 4,094 and kEUR 4,790, respectively, in Germany.

        During 2013 and 2011, the Company conducted a significant portion of its business with a limited number of customers. The Company had one customer, Propshop Ltd., Iver Heath, United Kingdom, with 13% of total revenues in 2013, and Daimler AG, Stuttgart, Germany, with 11% of total revenue in 2011. No other customer represented 10% or more of total revenue.

        In September 2013, the Company recognized revenue of kEUR 868 on the sale of two new 3D printers to a customer in exchange for consideration consisting of kEUR 630 cash and kEUR 238 in research services to be received. The revenue recognized represents the fair value of the 3D printers sold determined by reference to the average discount off list price for such printers.

15. Cost of sales

        Cost of sales includes cost of material, purchased services, cost for finished goods and allocated costs directly related to production.

COST OF SALES

Thousands of Euros	2013	2012	2011
Personnel expenses	(3,133)	(2,215)	(1,676)
Material costs	(2,176)	(1,299)	(1,228)
Depreciation	(1,145)	(956)	(901)
Rental expense	(591)	(487)	(532)

Total	(7,045)	(4,957)	(4,337)

16. Other operating income and expense

        Other operating income includes primarily government grants received for ongoing research and development projects and the recognition of the gain on sale and leaseback transactions upon release from deferred income.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

16. Other operating income and expense (Continued)

        The details of other operating income are presented in the table below:

OTHER OPERATING INCOME

Thousands of Euros	2013	2012	2011
Government grant income	260	436	308
Amortization of gain on sale and leaseback transactions	546	362	523
Other	88	24	—

Total	894	822	831

        For the respective periods, other operating expenses relate mainly to additions to the allowances for receivables or write-off of receivables and to a negative effect on derecognition of financial liabilities.

OTHER OPERATING EXPENSES

        In 2013, other operating expense amounts to kEUR 583 compared to kEUR 62 in 2012 and kEUR 140 in 2011. In 2013, other operating expenses include kEUR 557 of expenses related to the initial public offering.

17. Financial result

        For the periods 2013, 2012 and 2011, the financial result is mainly driven by interest expense on finance leases, bank overdrafts and drawings under credit lines and long-term debt. Interest expense on finance lease obligations were kEUR 198, kEUR 224 and kEUR 237 in the financial years 2013, 2012 and 2011, respectively. The financial result for 2013 also mainly includes interest expenses related to credit lines and long-term debts (kEUR 153) partially offset by interest income from bank balances (kEUR 37).

18. Income taxes

        Income taxes consist of the following:

Income tax (expense) benefit

Thousands of Euros	2013	2012	2011
Current tax expense	—	(137)	(91)
Deferred tax (expense) benefit	(358)	21	50

Total	(358)	(116)	(41)

        The deferred tax expense results from changes in deferred tax assets and Liabilities on temporary differences.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. Income taxes (Continued)

Deferred tax assets and liabilities

        The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	12/31/2013		12/31/2012
Thousands of Euros	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Trade receivables	18	(6)	5	(4)
Other receivables and current assets	52	(14)	—	—
Property, plant & equipment	—	(1,052)	—	(914)
Current deferred income	167	—	125	—
Other current financial liabilities	270	—	346	—
Other current liabilities and provisions	—	(35)	—	(28)
Non-current deferred income	375	(8)	293	—
Non-current financial liabilities	715	(23)	569	(34)
Accumulated other comprehensive loss	—	—	—	—
Valuation allowance	(459)	—	—	—
Tax assets (liabilities)	1,138	(1,138)	1,338	(980)
Set off of tax	(1,138)	1,138	(980)	980

Net tax assets	—	—	358	—

        At December 31, 2013 voxeljet had gross loss carry-forwards for corporation tax and trade tax losses of kEUR 4,187 and kEUR 4,064, respectively, for which no deferred taxes have been recognized. These tax losses can be carried forward without restriction for future offset against taxable profits.

        In addition, a valuation allowance of kEUR 459 on net deferred tax assets related to sale and leaseback transactions was recorded in 2013.

Reconciliation of profit before income taxes to income tax

        The reconciliation between profit before income taxes and income tax (expenses) benefit is as follows:

RECONCILIATION OF INCOME TAXES

Thousands of Euros	2013	2012	2011
Profit (Loss) before tax	(2,356)	328	84
Tax expense at prevailing statutory rate (28%)	660	(92)	(24)
Non-deductible expenses	(23)	(15)	(14)
Unrecognized temporary differences	(995)	(9)	(3)

Income tax expense	(358)	(116)	(41)

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. Personnel expenses

        Personnel expenses included in cost of sales, research and development, selling and administrative expenses comprise:

PERSONNEL EXPENSES

Thousands of Euros	2013	2012	2011
Wages and salaries	3,850	2,797	2,439
LTCIP	729	—	—
Social security contributions	930	591	512

Total	5,509	3,388	2,951

20. Segment reporting

        voxeljet operates in two reportable segments—Systems and Services—which reflect the internal organizational and management structure according to the distinct nature of the two businesses. The Systems business derives its revenues from the manufacture of 3D printers, and the Services business provides custom-ordered printed product to customers.

        The measurement principles used by voxeljet in preparing this segment reporting are also the basis for segment performance assessment. The Chief Executive Officer of voxeljet acts as a chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance by the Company's revenues and gross profit.

        The following table summarizes segment reporting for each of the reporting periods ended December 31. As management's controlling instrument is mainly revenue-based, the reporting information does not include a detailed breakdown of all assets and liabilities by category. The sum of the amounts for the two segments equals the total for the Company in each of the years.

SEGMENT REPORTING

	12/31/2013		12/31/2012		12/31/2011
Thousands of Euros	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	6,343	5,345	3,464	5,247	2,206	5,051
Gross profit	2,505	2,138	1,399	2,355	569	2,351
Gross profit in %	39.5%	40.0%	40.4%	44.9%	25.8%	46.5%
PPE	4,913	11,403	854	4,445	592	4,755
Trade receivables	558	445	189	436	167	683
Trade payables	632	870	318	242	268	249

Depreciation and amortization (excl. Intangible assets)	174	1,309	229	1,107	171	1,059

        Systems revenues include revenues from the sales of used 3D printers of kEUR 300, kEUR 500 and kEUR 519 for the years ended December 31, 2013, 2012 and 2011, respectively.

        Throughout 2013, 2012 and 2011, all non-current assets were located at Germany.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. Financial risk management

        The Company's Management Board is responsible for implementing the finance policy and for ongoing risk management. Transactions related to activities in the area of financial instruments require the prior approval of the Chief Financial Officer. Derivative financial instruments have not been used for speculative purposes and have served solely to hedge risks connected with business operations.

Foreign exchange risk

        For the year ended December 31, 2013, voxeljet generated 56.4% of its revenues in the eurozone. Additionally, the majority of the Company's sourcing transactions are also transacted in Euros in that zone. The Company has USD 7.6 million in foreign currency accounts that are subject to foreign exchange risk.

Interest rate risk

        voxeljet's principal interest-bearing positions are liabilities for bank borrowings and finance lease obligations. These liabilities are entirely at a fixed interest rate, with the exception of one variable loan which is converted to a fixed-rate position through the use of an interest rate swap, which expired in 2012. As such, changes in market interest rates have no effect on the accounts.

Credit risk

        Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables and customer loans) and from its financing activities, including deposits with banks and financial institutions. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables. As of December 31, 2013, there are three customer loans amounting to kEUR 1,543. To mitigate the credit risk associated with these loans, the Company considers several aspects. Before a customer receives a loan, the Company obtains relevant information about the customer. Such information includes the business model as well as the commercial context of the customer. In addition to that, the Company considers financial disclosure about the customer. After the grant of the loan, the Company monitors the timely payment by the customer.

Liquidity risk

        Liquidity risk is the risk that voxeljet might not have sufficient cash to meet its payment obligations. This risk is countered by systematic, day-by-day liquidity management whose absolute fundamental requirement is that solvency must be guaranteed at all times. A major responsibility of key management is to monitor the cash balances and to set up and update cash planning on a monthly basis to ensure liquidity. At all times cash and cash equivalents are projected on the basis of a regular financial and liquidity planning. However, after the successful initial public offering in October 2013, the Company's short- and mid-term liquidity needs are currently covered.

        Due to the proceeds from the initial public offering, the Company considers the mid-term liquidity risk as minor.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

22. Capital management

        Equity is monitored by the Company's equity ratio. The equity used as a basis for determining the equity ratio corresponds to the equity disclosed in the Statement of Financial Position.

        Key elements of the internal control system are the planning and ongoing monitoring of profitability, as measured by management. The relevant performance indicators are submitted to the Management Board for consideration as part of regular reporting.

        Part of the capital management strategy is to reduce the number of sale and leaseback transactions for 3D printing equipment used in the production of printed product for customers. As a result of the increased liquidity, a part of the lease contracts will be terminated. In addition, the Company plans to reduce other financial debt.

        voxeljet's capital structure as of the end of the reporting periods 2013 and 2012 was as follows:

CAPITAL STRUCTURE

	12/31/2013	12/31/2012
Equity	45,400	1,218

Share of total equity and liabilities	78.4%	11.3%
Current financial liabilities	1,922	2,366
Non-current financial liabilities	3,863	4,128

Total financial liabilities	5,786	6,494

Share of total equity and liabilities	10.0%	60.5%

Total equity and liabilities	57,916	10,738

23. Leases

Finance leases

        Future minimum lease payments under financing lease arrangements at the end of the considered reporting periods are approximately as follows:

PRESENT VALUE OF MINIMUM LEASE PAYMENTS

2013

Thousands of Euros	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	1,110	(144)	966
due between 1 and 5 years	2,627	(136)	2,491
due in more than 5 years	64	(1)	63

Total	3,801	(281)	3,520

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

23. Leases (Continued)

2012

Thousands of Euros	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	1,464	(227)	1,237
due between 1 and 5 years	2,462	(516)	1,946
due in more than 5 years	—	—	—

Total	3,926	(743)	3,183

Operating Leases

Lessee

        The estimated payment schedule regarding operating leases is as follows:

OPERATING LEASE OBLIGATIONS

Thousands of Euros	12/31/2013	12/31/2012
Less than 1 year	137	356
1 to 5 years	84	1,234
Over five years	—	—

Total	221	1,590

        Operating lease expenses were kEUR 377, kEUR 371 and kEUR 375 in the financial years 2013, 2012 and 2011, respectively.

Lessor

        voxeljet has leased three of its self-produced 3D printers to customers. Under the lease contracts, voxeljet bears all the substantial risks and rewards of the underlying assets.

Operating lease payments receivable for subleases

Thousands of Euros	12/31/2013	12/31/2012
Less than 1 year	126	96
1 to 5 years	126	96
Over five years	—	—

Total	252	192

        The operating lease income was kEUR 126, kEUR 96 and kEUR 96 in the financial years 2013, 2012 and 2011, respectively.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24. Commitments, contingent assets and liabilities

        In connection with the enforcement of voxeljet's intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company's or third-party intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

25. Related party transactions

        Related party transactions at voxeljet mainly comprise transactions with individuals on the Management Board and Supervisory Board.

Transactions with key management

        Key management is defined as those people having authority and responsibility for planning, directing and controlling the activities of the Company within their function and within the interest of the Company.

        The following table presents the amount and components of Management Board compensation:

MANAGEMENT BOARD COMPENSATION

Thousands of Euros	12/31/2013	12/31/2012	12/31/2011
Fixed compensation	352	168	135
Variable compensation	250	55	83

Total	602	223	218

        Management Board remuneration currently consists of a fixed monetary remuneration, other fixed benefits (including Company car allowances and contributions to a direct contribution plan), and a variable bonus.

        At December 31, 2013 and 2012, amounts of kEUR 250 and kEUR 55 were accrued for Management Board compensation.

        voxeljet's Chief Executive Officer has agreed to personally guarantee EUR 75,000 of a loan from Bayerische Hypo-und Vereinsbank AG, Munich, Germany, to the Company. Three of the shareholders of voxeljet pursuant to an agreement, dated September 1, 2010, have each agreed to reimburse the Chief Executive Officer EUR 18,750 in case voxeljet defaults on the loan and the Chief Executive Officer is required to pay any sums under his personal guarantee. The Company pays an interest rate of 6.00% per annum on the guaranteed amount to each guarantor. The guarantee and the agreement with the shareholders both were terminated in March 2014.

Transactions with related parties

        A related party relationship could have an effect on the profit and loss and financial position of the Company. Defined as related parties are individuals or other third parties with whom voxeljet has common control relationships.

voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

25. Related party transactions (Continued)

OTHER RELATED PARTIES

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg, Germany	Owner	10/01/2003—Current
Prof. Dr. Joachim Heinzl, Munich, Germany	Owner	05/01/1999—Current
AleSta Beteiligungs GmbH, Augsburg, Germany	Owner	06/01/2009—Current
Schlosserei und Metallbau Ederer, Dießen, Germany	Supplier	05/01/1999—Current

        The main transactions with other related individuals were the following:

        Franz Industriebeteiligungen AG, Augsburg, Germany, is owned by Mr. Rudolf Franz who worked as an external consultant at voxeljet until June 30, 2013. Since July, 1, 2013, he has been the Chief Financial Officer of voxeljet AG. For his external consulting services, Franz Industriebeteiligungen AG received compensation on a regular basis which was split into a fixed and variable component, amounted to the following: kEUR 99 (kEUR 70 fixed and kEUR 29 variable) for 2013, kEUR 151 (kEUR 117 fixed; kEUR 34 variable) for 2012, and kEUR 101 (kEUR 101 fixed, KEUR 0 variable) for 2011. Other transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2 in each of 2013, 2012 and 2011. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amount to kEUR 2 in each of 2013, 2012 and 2011.

        Further, voxeljet acquired goods amounting to kEUR 20, kEUR 14, and kEUR 13 in 2013, 2012 and 2011 from 'Schlosserei und Metallbau Ederer', which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

26. Equity transactions

        On July 2, 2013, the shareholders of Voxeljet Technology GmbH formed a new entity named VXLT 2013 AG with a nominal share capital of kEUR 50. Upon formation, the new entity's equity consisted of 50,000 ordinary shares with no par value and a stated value of one Euro (EUR 1) and each shareholder owned the same proportionate interest as in Voxeljet Technology GmbH.

        Effective September 12, 2013, Voxeljet Technology GmbH was merged into VXLT 2013 AG upon registration of the merger in the commercial register of the surviving entity, VXLT 2013 AG. Concurrent with the effectiveness of the merger, VXLT 2013 AG changed its name to voxeljet AG.

        In connection with the merger, 1,950,000 ordinary shares of voxeljet AG were issued in exchange for the contribution of Voxeljet Technology GmbH. Combined with the previously issued 50,000 ordinary shares, the post-merger share capital of voxeljet AG consisted of 2,000,000 ordinary shares.

        The merger is considered a transaction under common control and reflected in the financial statements of voxeljet AG using the carrying amounts of the assets and liabilities of Voxeljet Technology GmbH, the predecessor to voxeljet AG. The calculation of earnings (loss) per share is adjusted retrospectively for all periods to reflect the number of voxeljet AG shares issued and outstanding after the merger.

        On October 23, 2013, the Company's registration statement on Form F-1 (File No. 333-191526) of 7,475,000 American Depositary Shares ("ADSs") at a public offering price of USD 13.00 per ADS voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS (Continued)

26. Equity transactions (Continued)

became effective. Of the 7,475,000 ADSs sold in the public offering, 5,600,000 were sold by the Company and 1,875,000 were sold by its shareholders (the "Selling Shareholders"). As a result of the offering, the Company received net proceeds of approximately USD 64.5 million, or approximately EUR 46.8 million, after deducting underwriting discounts and commissions and EUR 2.2 million in offering costs.

        At December 31, 2013, 3,120,000 ordinary shares were issued and outstanding.