Form 20-F
period 2014-12-31
voxeljet AG
filed 2015-03-27
CIK 1582581

Use these links to rapidly review the document

voxeljet AG INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 26, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36130

voxeljet AG (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Federal Republic of Germany (Jurisdiction of incorporation or organization)
Paul-Lenz Straße 1a 86316 Friedberg, Germany (Address of principal executive offices)

Rudolf Franz, Telephone: (49) 821 7843 100, Facsimile: (49) 821 7843 111,
Address: Paul-Lenz Straße 1a, 86316 Friedberg, Germany
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

3,720,000 ordinary shares

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

        Any forward-looking statements that we make in this annual report speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or SEC after the date of this annual report. See "Item 10. Additional Information—H. Documents on Display."

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        We present below our selected historical financial and operating data as of and for each of the years in the five-year period ended December 31, 2014. The financial data have been derived from our financial statements which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial statements as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 are included elsewhere in this annual report Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with "Item 5. Operating and Financial Review and Prospects," and our financial statements and related notes, each included elsewhere in this annual report.

Statement of Comprehensive Income (Loss) Data:

	Year Ended December 31,
	2014	2014	2013	2012	2011	2010
	($ in thousands, except share and per share data)(1)	(€ in thousands, except share and per share data)
Revenues	$19,559	€16,163	€11,688	€8,711	€7,257	€4,764
Cost of sales	11,905	9,838	7,045	4,957	4,337	2,660

Gross profit	7,654	6,325	4,643	3,754	2,920	2,104
Selling expenses	4,533	3,746	2,640	1,510	1,160	1,028
Administrative expenses	4,872	4,026	1,676	758	670	606
Research and development expenses	4,873	4,027	2,651	1,573	1,313	1,073
Other operating expenses	122	101	583	62	140	81
Other operating (income)	(1,675)	(1,384)	(894)	(822)	(831)	(762)

Operating profit (loss)	(5,071)	(4,191)	(2,013)	673	468	78
Finance expense	571	472	380	363	389	359
Finance income	(362)	(299)	(37)	(18)	(5)	(8)

Financial result	209	173	343	345	384	351

Net profit (loss) before income taxes	(5,280)	(4,364)	(2,356)	328	84	(273)
Income tax expenses (benefit)	(39)	(32)	358	116	41	(65)
Profit (loss)	$(5,241)	€(4,332)	€(2,714)	€212	€43	€(208)

Other comprehensive (income)	$1	€1	—	€(1)	€(4)	€(7)

Total comprehensive income (loss)	$(5,242)	€(4,333)	€(2,714)	€213	€47	€(201)

Earnings (loss) per share	$(1.47)	€(1.22)	€(1.21)	€0.11	€0.02	€(0.10)
Weighted average number of ordinary shares outstanding	3,555,616	3,555,616	2,252,000	2,000,000	2,000,000	2,000,000

Statement of Financial Position Data:

	Year Ended December 31,
	2014	2014	2013	2012	2011	2010
	($ in thousands)(1)	(€ in thousands)
Cash and cash equivalents	$9,718	€8,031	€33,459	€301	€498	€654
Inventories	6,349	5,247	3,641	2,806	2,011	864
Total assets	98,133	81,095	57,916	10,738	9,768	8,864
Total liabilities	11,853	9,795	12,516	9,520	8,763	7,906
Equity	86,280	71,300	45,400	1,218	1,005	958

Other Data:

	Year Ended December 31,
	2014	2014	2013	2012	2011	2010
	($ in thousands, except 3D printers sold and per share data)(1)	(€ in thousands, except 3D printers sold and per share data)
EBITDA(2)	$(2,478)	€(2,048)	€(520)	€2,016	€1,714	€1,188
Earnings (loss) per ADS(3)	$(0.29)	€(0.24)	€(0.24)	€0.02	€0.00	€(0.02)
3D printers sold(4)	14	14	9	6	3	1

(1)
Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.2101 per euro, the exchange rate on December 31, 2014. See "Exchange Rate Information" below.

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

The following table reconciles profit (loss) to EBITDA for the periods presented:

	Year Ended December 31,
	2014	2014	2013	2012	2011	2010
	($ in thousand)(A)	(€ in thousands)
Profit (loss)	$(5,242)	€(4,332)	€(2,714)	€212	€43	€(208)
Income tax expenses (benefit)	(39)	(32)	358	116	41	(65)
Financial result	209	173	343	345	384	351
Depreciation and amortization	2,594	2,143	1,493	1,343	1,246	1,110

EBITDA	$(2,478)	€(2,048)	€(520)	€2,016	€1,714	€1,188

(A)
Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.2101 per euro, the exchange rate on December 31, 2014. See "Exchange Rate Information" below.
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

Year Ended December 31,	High	Low	Average	Year end
2010	1.4536	1.1959	1.3261	1.3269
2011	1.4875	1.2926	1.4002	1.2973
2012	1.3463	1.2062	1.2909	1.3186
2013	1.3816	1.2774	1.3303	1.3779
2014	1.3927	1.2101	1.3297	1.2101

Month Ended	High	Low	Average	Month end
September 2014	1.3136	1.2628	1.2889	1.2628
October 2014	1.2812	1.2517	1.2677	1.2530
November 2014	1.2554	1.2394	1.2473	1.2438
December 2014	1.2504	1.2101	1.2329	1.2101
January 2015	1.2015	1.1279	1.1615	1.1290
February 2015	1.1462	1.1197	1.1350	1.1197
March 2015 (through March 13, 2015)	1.1212	1.0524	1.0860	1.0524

        The noon buying rate of the Federal Reserve Bank of New York for the euro on March 13, 2015 was €1.00 = $1.0524.

        Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros into U.S. dollars at an exchange rate of $1.2101 per euro, the exchange rate on December 31, 2014.

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

        We have expanded our operations significantly in recent periods including both our U.S. and UK subsidiaries, and our business plan calls for further expansion over the next several years, including into North America and Asia. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve our planned broadening of our product offerings and client base, improvements in our 3D printers and materials used in our 3D printers, and our ongoing international growth. In particular, we must increase our marketing and services staff to support new marketing and service activities and to meet the needs of both new and existing customers. Our ability to successfully increase our marketing efforts is not guaranteed, and if we are not able to successfully increase our marketing efforts, we may not be able to grow our business as intended. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may not be able to achieve our anticipated level of growth, which would adversely affect our results of operations.

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

        Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 71%, 62%, and 53% of our total sales in 2014, 2013, and 2012, respectively. One of our growth strategies is to pursue opportunities for our business in several areas of the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

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

        We may not be able to complete future acquisitions on favorable terms, if at all. If we do complete an additional acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

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

If our manufacturing facility or any of our on-demand parts service centers are disrupted, sales of our products may be affected, which could result in loss of revenues and unforeseen costs.

        We manufacture our machines at our facility in Germany. We operate on-demand parts service centers located in Germany, the United Kingdom, and the United States of America. If the operations of these facilities are materially disrupted, whether by natural disasters, demonstrations, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenues on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our results of operations.

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

        Our future income taxes could be adversely affected by changes in tax laws, regulations, accounting principles or interpretations thereof, in jurisdictions around the world. In addition, there is a risk that amounts paid or received in transactions between us and one of our international subsidiaries could be deemed for transfer pricing purposes to be lower or higher than we previously recognized or expected to recognize, or that distributions to us from one of our international subsidiaries could be subject to withholding tax. Our determination of our tax liability is always subject to review by applicable tax authorities. Any negative outcome of such a review could have an adverse effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could adversely affect our operating results.

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

        Members of our supervisory and management boards and holders of 5% or more of our ordinary shares currently beneficially own 24.5% of our ordinary shares (including ordinary shares represented by ADSs). These shareholders have significant influence over the outcome of all matters requiring shareholder approval. For example, these shareholders may be able to influence the outcome of elections of members of our supervisory board, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ADSs.

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

        Under the terms of the deposit agreement relating to our ADSs, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. In addition, with respect to distributions of rights to subscribe for additional ordinary shares or ADSs, such distributions will only be made if we request such rights be made available to holders of the ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them. These restrictions may have a material adverse effect on the value of your ADSs.

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

        We are a "foreign private issuer," as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our management board and supervisory board and our principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly-available information concerning our company than there is for U.S. public companies.

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

        As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2015. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2014, an immaterial amount of our assets were located in the United States, although this may change as we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We are required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management to report annually on the effectiveness of our internal control over financial reporting. This assessment requires disclosure of any material weaknesses in our internal control over financial reporting identified by our management. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

        Our compliance with Section 404 will requires that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

        In connection with the preparation of our financial statements as of December 31, 2014, we concluded there are material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. See "Item 15. Controls and Procedures."

        In an effort to remediate our material weakness, we intend to continue hiring additional finance and accounting personnel with appropriate training, building our financial management and reporting infrastructure, and further developing and documenting our accounting policies and financial reporting procedures. The actions that we are taking are subject to ongoing management board review, as well as audit committee oversight. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results. In addition, if we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements. We are not currently required to comply with Section 404(b) of the Sarbanes-Oxley Act, and are therefore not currently required to engage our independent registered public accounting firm to audit the effectiveness of our internal controls.

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

        We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany. You should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

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

        On October 23, 2013, we sold 5,600,000 ADSs in our initial public offering at a price of $13.00 per ADS, thereby raising $72.8 million (before underwriting discounts and costs). The ADSs we sold in the initial public offering represented new shares issued in a capital increase resolved by our shareholders for the purposes of the initial public offering on October 11, 2013.

        On February 5, 2014, our U.S. subsidiary, Voxeljet of America Inc. ("Voxeljet of America"), was incorporated in Delaware. Voxeljet of America is headquartered in our new leased facility near Detroit, Michigan and conducts our North American operations. We began printing on-demand parts at the facility in the first quarter of 2015.

        On April 16, 2014, we completed a follow-on offering of 3,000,000 ADSs at a public offering price of $15.00 per ADS. Net proceeds from the follow-on offering to the Company were approximately $41.4 million. On April 24, 2014, the underwriters in the follow-on offering purchased 450,000 ADSs from certain of the Company's shareholders (the "Selling Shareholders") pursuant to the overallotment option they were granted in the follow-on offering. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

        On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited ("Propshop"). Propshop became voxeljet UK Ltd. ("Voxeljet UK"), a wholly-owned subsidiary of the Company, and continues to support the film and entertainment industry, as well as the consumer market for on-demand 3D printing services.

        Our website is www.voxeljet.de. This website address is included in this annual report as an inactive textual reference only. The information and other content appearing on our website are not part of this annual report. Our principal executive offices are located at Paul-Lenz-Straße 1a, 86316 Friedberg, Germany, and our telephone number is +49 821 7483 100. Our agent for service of process in the United States is Corporation Service Company, located at 1090 Vermont Avenue N.W., Washington, DC 20005, telephone number (800) 927-9800.

Capital Expenditures

        Our capital expenditures, excluding sale and leaseback transactions, amounted to €3.7 million, €11.2 million, and €0.7 million for the years ended December 31, 2014, 2013, and 2012, respectively. In 2014, our main capital expenditures were for licenses and plant and machinery. In 2013, our main capital expenditures were for the purchase of real property located in Friedberg, Germany for approximately €10 million (€2.8 million of which was recognized as an asset under construction since the completion of the building on the property was not finished until December 31, 2013), and the purchase of plants and machinery for approximately €0.5 million. For further information about the property we purchased in Friedberg, Germany, see "—D. Property, Plants and Equipment."

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

        In our Services segment, we print on-demand parts for our customers. We operate service centers in Germany, the United Kingdom, and the United States. At our service centers, we create parts, molds, cores and models based on designs produced using 3D computer-aided design, or CAD, software. We believe our service center in Germany is one of the largest additive manufacturing service centers in Europe.

        We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2014, we had an installed base of 75 printers worldwide, and we operated service centers in Germany and the United Kingdom with approximately 43,000 and 13,000 square feet of production space, respectively. Our service center in the United States, near Detroit, Michigan began printing on-demand parts in the first quarter of 2015 and has approximately 43,000 square feet of production space. We anticipate our service center in the United States having similar printing capacity to our service center in Germany by the end of 2016.

        Our revenues were €16.2 million, €11.7 million, and €8.7 million for the years ended December 31, 2014, 2013, and 2012, respectively.

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

        The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

        We currently produce six 3D printer platforms. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets that are currently in development. As of December 31, 2014, we had an installed base of 75 printers worldwide, which includes (i) printers in our service centers and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

        The following table is a comparison of our 3D printer platforms:

Platform	VX4000	VX2000	VX1000
Build Box (millimeters)	4,000 X 2,000 X 1,000	2,000 X 1,000 X 1,000	1,060 X 600 X 500
External Dimensions (millimeters)	20,000 X 7,800 X 4,000	5,000 X 3,000 X 2,300	3,000 X 2,800 X 2,150
Print Resolution (dots per inch)	600	600	600
Layer Thickness (micrometers)	120 - 300	100 - 400	100 - 300
Volumetric Output Rate (liters per hour)	123	47	23
List Price*	€1,548,500	€1,060,900 - €1,110,900	€665,400 - €809,700
Date of Introduction	2011	2013	2011

Platform	VXC800	VX500	VX200
Build Box/Envelope** (millimeters)	850 X 500 X ∞	500 X 400 X 300	300 X 200 X 150
External Dimensions (millimeters)	5,000 X 2,800 X 2,500	1,800 X 1,800 X 1,700	2,100 X 1,500 X 1,400
Print Resolution (dots per inch)	600	600	300
Layer Thickness (micrometers)	300	80 - 150	150
Volumetric Output Rate (liters per hour)	18	3	0.7
List Price*	€611,000	€329,100 - €352,300	€125,000 - €140,000
Date of Introduction	2012	2007	2012

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

        We are currently in varying stages of development of new material sets which include the following particulate materials:

  •
  shell molding and chromite sands;

  •
  additional PMMA-based plastics;

  •
  ceramics;

  •
  silicon carbide;

  •
  tungsten carbide;

  •
  wood powder; and

  •
  cement.

On-demand Parts Services

        At our service centers, we create parts, molds, cores and models for a variety of industrial and commercial customers based on designs produced using 3D CAD software. We receive orders directly from customers and indirectly through our sales agents.

        We recently expanded our service center in Germany, which now contains approximately 43,000 square feet of production space. We believe this service center is one of the largest additive manufacturing service centers in Europe.

        We help our customers move from the design stage to the production stage by assisting them in evaluating the optimal design and material sets for their production needs. After printing parts, we employ a thorough cleaning, finishing, quality control review and packaging and shipping process to ensure the customer receives high-quality and immediately-usable parts. Based on our capacity utilization, the lead time required for us to print a part for a customer ranges from three to 21 days and is typically five business days. Due to the size of the printers' build boxes utilized in our German service center, specifically the VX4000 printer, we are able to print more parts simultaneously on one printer than anyone else in the industry, resulting in cost-effective and quick turnaround times for our customers' print jobs and increased revenue and profitability for us.

        Our technicians also train customers on operating, maintaining and troubleshooting our 3D printers through hands-on experience at our service center. Additionally, our technicians provide field support to our customers as needed.

        In March 2014, we leased a 50,000 square foot facility near Detroit, Michigan which houses our North American service center. We began printing on-demand parts at the facility in the first quarter of 2015.

        In October 2014, we acquired all outstanding shares of Propshop. Founded in 2002, Propshop is a physical and digital asset production company primarily focused on building props for the entertainment industry. Propshop is based at Pinewood Studios near London, England. In addition to manufacturing physical props, Propshop provides specialized 3D modelling and scanning facilities. Through the acquisition, Propshop became voxeljet UK, a wholly-owned subsidiary of the Company, and continues to support the film and entertainment industry, as well as the consumer market for on-demand 3D printing services.

Our Customers

        We are an early entrant in the market for industrial part production utilizing additive manufacturing and are one of the few providers of additive manufacturing solutions to industrial customers, including the foundry, automotive, heavy equipment, power fluid handling and aerospace industries. We also support the film and entertainment industry through our acquisition of Propshop. We believe we have a reputation for providing high-quality systems and services in the marketplace with strong relationships with a number of leading multinational customers, including Daimler AG, BMW AG, Ford Motor Company, Liebherr Group, Alphaform AG, 3D Systems Corporation, Volkswagen AG and Porsche SE, as well as with other key users of additive manufacturing, and technical universities such as the University of Rostock, and the Vaal University of Technology. Purchasers of our printers also include original equipment manufacturers, government agencies and independent service bureaus that provide rapid prototyping and manufacturing services to their customers. Many of our customers have been customers for over a decade. We also collaborate on research and development projects with a number of our automotive and technical university customers, including Daimler AG, BMW AG, Ford Motor Company, Volkswagen AG and the Technical University of Munich. As our customers integrate additive manufacturing into their production processes, they typically continue to utilize our on-demand parts service center for a variety of reasons, including for incremental capacity and for parts printed from different material sets.

        We conduct a significant portion of our business with a limited number of customers. Our top five customers represented 26%, 41%, and 29% of total revenues for the years ended December 31, 2014, 2013, and 2012, respectively. In the year ended December 31, 2014, there were no customers who accounted for more than 10% of our revenues in this period. These customers primarily purchased 3D printers. Sales of on-demand parts and consumables tend to be from repeat customers that may utilize the capability of our on-demand parts service centers for one month or longer. Sales of 3D printers are low volume and generate significant revenues, but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer's capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period to period financial results.

Sales and Marketing

        We sell our 3D printers and related consumables both through our direct sales force and with the assistance of our network of more than 30 sales agents globally. Our sales organization, including our dedicated sales, service and application engineers, is responsible for worldwide sales of our 3D printers and on-demand parts services, as well as for the management and coordination of our growing sales agent network. Our direct sales force focuses primarily on customers in Europe, North America and Asia Pacific, while our sales agents are responsible for facilitating sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our sales agents, which grant the sales agent the right to market our products in a specified territory on either an exclusive or non-exclusive basis, depending on the sales agent; however, all sales contracts for our products are entered into between us and our customers. Certain of these sales agents also provide maintenance services to customers in their specified territories. Our application engineers provide professional services through pre-sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of December 31, 2014, our worldwide sales staff for systems and parts consisted of 32 employees.

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

        To provide customers with assurance regarding the quality and consistency of our systems, we obtained ISO 9001:2008 certification for our facility in Germany in 2010. ISO 9001:2008 provides a structure for a quality management system that strives for customer satisfaction, consistent quality and efficiency. In addition, there are internal benefits such as improved customer satisfaction, interdepartmental communications, work processes and customer-and-supplier partnerships. The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

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

Research and Development

        We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of December 31, 2014, we had various active research and development projects in different stages of completion. Our development efforts are augmented by development arrangements with research institutions, customers and suppliers of material and hardware, among others. In certain instances, such development arrangements involve commitments from us for prospective research and development expenditures. As of December 31, 2014, we had 49 employees working in our research and development department.

        In addition to our internally-developed technology platforms, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products. The amount of such royalties was not material to our results of operations or financial position for the years ended December 31, 2014 and 2013.

        Our research and development expenses were €4.0 million, €2.7 million, and €1.6 million for the years ended December 31, 2014, 2013, and 2012, respectively.

        A significant portion of our research and development expenditures has been focused upon developing proprietary systems, processes and materials, including:

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

        Patents.    As of February 28, 2015, we owned or co-owned 34 issued U.S. patents and 15 pending U.S. patent applications. In addition, we own or co-own patent rights in Europe, Asia and Canada. In total, as of February 28, 2015 our patent portfolio consisted of over 170 U.S. and international patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2017 and the latest expiring in 2032. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

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

  Potential Liability for Products and Environmental Losses

        Our business activities are such that product liability and liability for environmental damage are possible. Under general rules of the German Civil Code (Bürgerliches Gesetzbuch, or BGB), fault-based compensation (Schadensersatz) is to be paid for breach of contract or unlawful infringements of legally protected rights. This obligation does not only apply to our own acts but may extend to behavior of individuals that work or undertake tasks for us under Sections 278, and 831 of BGB.

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

Geographic Information

        Our revenues by geographic region for the year ended December 31, 2014 were EMEA 65%, Asia Pacific 27% and Americas 8%, as compared to EMEA 97%, Asia Pacific 1% and Americas 2% for the same period in 2013, and EMEA 85%, Asia Pacific 11% and Americas 4.0% for the same period in 2012. See Item 5. Operating and Financial Review and Prospects—A. Operating Results."

C.    ORGANIZATIONAL STRUCTURE

        We maintain two wholly-owned subsidiaries, Voxeljet of America and Voxeljet UK.

        On February 5, 2014, our subsidiary, Voxeljet of America Inc., was incorporated in Delaware. Voxeljet of America Inc. is headquartered in our new leased facility near Detroit, Michigan and conducts our North American operations. We began printing on-demand parts at the facility in the first quarter of 2015.

        In October 2014, we acquired all outstanding shares of Propshop (Model Makers) Limited ("Propshop"). Propshop became voxeljet UK, a wholly-owned subsidiary of the Company, and continues to support the film and entertainment industry, as well as the broad, growing consumer market for on-demand 3D printing services.

D.    PROPERTY, PLANTS AND EQUIPMENT

        Our corporate headquarters and on-demand parts service center are located in Friedberg, Germany where we operate production hall spaces of approximately 60,050 square feet, storage spaces of approximately 6,380 square feet and office spaces of approximately 10,950 square feet.

        On December 6, 2013, we purchased title to the real property in Friedberg, Germany underlying our corporate headquarters and German on-demand parts service center for approximately €10.0 million. The real property purchased is approximately 162,000 square feet in size and contains two production halls and an office building. In connection with the purchase, we obtained a ten-year option over certain parcels of real property adjacent to the acquired property totaling approximately 190,000 square feet in size, which gives us the ability to further expand our Friedberg facility in the future.

        We had leased our corporate headquarters and German on-demand parts service center through the first quarter of 2014. We made aggregate lease and sublease payments for these facilities in 2013 and 2012 of €0.3 million and €0.3 million, respectively.

        In December 2013, we committed to purchase an undeveloped site adjacent to our headquarters from the City of Friedberg for €0.6 million. This site is approximately 57,800 square feet in size.

        In March 2014, we entered into an agreement to lease an approximately 50,000 square foot facility near Detroit, Michigan that houses our North American service center. We began printing on-demand parts at the facility in the first quarter of 2015.

        In October 2014, we acquired all outstanding shares of Propshop. Propshop is based at Pinewood Studios near London, England. In addition to manufacturing physical props, Propshop provides specialized 3D modelling and scanning facilities. Propshop leases approximately 13,000 square feet of office and production space at Pinewood Studios.

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

        On October 23, 2013, we completed our initial public and have since been a public company.

        On April 16, 2014, we completed a follow-on offering of 3,000,000 American Depositary Shares ("ADSs") at a public offering price of $15.00 per ADS. Net proceeds from the follow-on offering to the Company were approximately $41.4 million. On April 24, 2014, the underwriters in the follow-on offering purchased 450,000 ADSs from certain of the Company's shareholders (the "Selling Shareholders") pursuant to the overallotment option they were granted in the follow-on offering. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

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

        In our Services segment, we print on-demand custom parts for our customers. At our service centers, which we believe is one of the largest additive manufacturing service centers in Europe, we create parts, molds, cores and models based on designs produced using 3D computer-aided design, or CAD, software.

        We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2014, we had an installed base of 75 printers worldwide, which includes test machines and 3D printers installed at our customers' premises and in our service centers, and we operated service centers in Germany and the United Kingdom with approximately 43,000 and 13,000 square feet of production space, respectively. Our service center in the United States, near Detroit, Michigan began printing on-demand parts in the first quarter of 2015 and has approximately 43,000 square feet of production space. We anticipate our service center in the United States having similar printing capacity to our service center in Germany by the end of 2016.

        Our revenues were €16.2 million, €11.7 million, and €8.7 million for the years ended December 31, 2014, 2013, and 2012, respectively.

        Our profit declined by €1.6 million to a net loss of €4.3 million in 2014 compared to a loss of €2.7 million in 2013 resulting from higher operating expenses in all areas of our operations. The Long Term Cash Incentive Plan, or LTCIP (as described in more detail under "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions"), had a negative impact of €0.5 million on our profit.

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

        We believe that our planned investments in additional capacity in Europe and new service center in the United States and the United Kingdom should position us to generate higher growth in our Services segment in the future.

Key Measures of Our Business

        We use several financial and operating metrics to measure our business. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the longer-term performance of our marketplace. The key metrics are as follows:

Revenues

        Our revenues are generated primarily by sales of our 3D printers, consumables and custom 3D printed parts produced at our service centers. We operate in two segments: Systems and Services. The Systems segment derives its revenues from the sale of 3D printers and products and services related to our 3D printers, including consumables, which include particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts. Systems revenue also includes revenue associated with the leasing of 3D printers to customers; however, revenue related to the leasing of 3D printers is not material. The Services segment derives its revenues from the on-demand printing of parts at our service centers.

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

  •
  the amount of design and manufacturing activity; and

  •
  the adoption of additive manufacturing technology in various industries

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

        In the course of our routine activities, we sell to customers 3D printers that we have operated in our service centers. Before these 3D printers are sold, they are generally fully refurbished, a process which includes the installation of a new printhead. On average, these refurbished printers have been operating within the service center for 1.5 to 2.5 years prior to their sale. The proceeds from the sale of such refurbished 3D printers are recognized as Systems revenue.

Gross Profit

        Our gross profit (measured as the difference between our revenues and our costs of sales) and gross profit margin for our Systems and Services segments are mainly influenced by materials, labor and energy costs. In particular, the gross profit margins in our Systems segment on sales of our 3D printers also depend on the type and status of the sold products. Our Systems segment sometimes sells refurbished printers manufactured by us and previously set up in our service centers. The gross profit is lower on refurbished printers, and the number of refurbished printers sold in a period affects the gross profit margin of our Systems segment. In addition, our gross profit is affected by our Long Term Cash Incentive Plan (the "LTCIP"). However, in the year ended December 31, 2014, the LTCIP expenses were € 0.1 million lower than in 2013.

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

Revenue Recognition

        We sell 3D printers that we manufacture, either in new condition or after having been used in our service centers. We recognize revenue from these sales upon the transfer of risks and rewards of ownership to the buyer, which is upon completion of the installation of the 3D printer at the customer site, as evidenced by the customer's final acceptance. Revenue from the sale of custom-ordered printed products, consumables, spare parts and other machine parts is recognized upon transfer of title, generally upon shipment. Revenue for all deliverables in sales arrangements is recognized to the extent that it is probable that the economic benefit arising from the ordinary activities of the business will flow to us, provided that the amount of revenue and the costs incurred or to be incurred in respect of the sale can be measured reliably. We measure revenue at the fair value of the consideration received or receivable, which is fixed at the time of recognition of revenue. In instances where we receive revenues but the revenue recognition criteria are not met yet, amounts are recorded as deferred revenue and included in other liabilities and provisions in the accompanying statement of financial position.

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

        We provided loans to customers to cover the purchase price of a 3D printer on two occasions in 2014. In the first case, the customer paid 50% of the purchase price in advance. The remaining 50% of the purchase price is payable within one year of the final approval of the installation of the 3D printer by the customer. In the second case, we provided a loan to a customer who paid approximately 25% of the purchase price in advance.

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

        All of these conditions were fulfilled with respect to the printers for which we provided loans to purchasers, as the risks and rewards were transferred with the legal title and passing of possession for revenue recognition to the customers and we have established a process to assess the credit of each customer and confirm the customer's creditworthiness prior to offering the loan. We do not ordinarily offer loans to current or prospective customers to cover the purchase of 3D printers.

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

Inventories

        Our inventories are measured at the lower of acquisition cost, manufacturing cost and net realizable value, each as determined by the first-in, first-out (FIFO) method. Manufacturing costs are comprised of all costs that are directly attributable to the manufacturing process, such as direct materials and labor costs, and production-related overhead (based on normal operating capacity and normal consumption of materials, labor and other production costs), including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

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

Reconciliation of Adjusted EBITDA to Profit (Loss)

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(€ in thousands)
Profit (loss)	€(4,332)	€(2,714)	€212	€43	€(208)
Income taxes	(32)	358	116	41	(65)
Financial result	173	343	345	384	351
Depreciation and Amortization	2,143	1,493	1,343	1,246	1,110

EBITDA	€(2,048)	€(520)	€2,016	€1,714	€1,188

Statement of Comprehensive Income (Loss)

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

        The following table sets forth certain statements of comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2014		2013
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€16,163	100%	€11,688	100%	€4,475
Cost of sales	9,838	60.9	7,045	60.3	2,793

Gross profit	6,325	39.1	4,643	39.7	1,682
Selling expenses	3,746	23.2	2,640	22.6	1,106
Administrative expenses	4,026	24.9	1,676	14.3	2,350
Research and development expenses	4,027	24.9	2,651	22.7	1,376
Other operating expenses	101	0.6	583	5.0	(482)
Other operating (income)	(1,384)	8.6	(894)	7.6	(490)

Operating profit (loss)	(4,191)	25.9	(2,013)	17.2	(2,178)
Finance expense	472	2.9	380	3.3	92
Finance (income)	(299)	1.8	(37)	0.3	(262)

Financial result	173	1.1	343	2.9	(170)

Net profit (loss) before income taxes	(4,364)	27.0	(2,356)	20.2	(2,008)
Income taxes	32	0.2	(358)	3.1	390

Profit (loss)	€(4,332)	26.8%	€(2,714)	23.2%	€(1,618)

  Summary

        Our revenues increased by €4.5 million, or 38.3%, to €16.2 million in 2014 from €11.7 million in 2013. Revenues for 2014 increased due to a combination of an increase in the number of 3D printers sold and an increase in our printing of on-demand parts for our customers. In 2014 we sold fourteen 3D printers compared to nine 3D printers sold in 2013. Revenues from the printing of on-demand parts for our customers increased 33.0% primarily due to increased capacity at our recently expanded service center in Germany as well as the inclusion of results from our UK subsidiary in the fourth quarter of 2014.

        Our gross profit for 2014 increased by €1.7 million, or 36.2%, to €6.3 million from €4.6 million in 2013. Our higher gross profit for 2014 resulted primarily from increased sales of 3D printers in 2014 and the product mix in our Systems segment. Our gross profit margin was 39.1% in 2014 compared to 39.7% in 2013. The gross margin in 2014 was impacted from increased cost of sales caused primarily by higher personnel expenses in manufacturing as we increased our headcount to 72 in 2014 from 38 in 2013.

        Our operating profit declined by €1.5 million to a loss of €4.2 million in 2014 from a loss of €2.7 million in 2013. This was due to a higher level of operating expenses in connection with being a public company and with the buildup of personnel resources to pursue our growth strategy. Our headcount in all departments increased to 200 in 2014 from 106 in 2013. Additionally, other research and development expenses increased by €1.4 million and selling expenses increased by €1.1 million. This is due to our growth strategy and our efforts to strengthen our technological leadership.

Revenues by Segment

        The table below sets forth the change in revenues by segment from 2014 to 2013:

	Year Ended December 31,
			period-over- period change
	2014	2013
	(€ in thousands)
Systems	€9,057	€6,343	€2,714

Services	7,106	5,345	1,761

Total Revenue	€16,163	€11,688	€4,475

        Revenues from the Systems segment for 2014 were €9.1 million, up 42.8% over 2013. The total number of units sold rose 35.7% to fourteen in 2014 in comparison to nine in 2013.

        On average, the 3D printers sold in 2014 were larger systems (i.e., VX1000) than in prior years, which also contributed to higher revenue as the larger systems are generally sold at higher prices. Revenue depends not only on the number of units sold, but also on the composition of the units sold, with new, larger, higher-performance printers generating higher revenue per unit.

        Revenues from the Services segment for 2014 were €7.1 million, which represents an increase of €1.8 million or 32.9% over revenues of €5.3 million in 2013. The increase in Services revenues was primarily due to increased capacity at our recently expanded service center in Germany as well as the inclusion of results from our UK subsidiary in the fourth quarter of 2014 which contributed revenue of €0.9 million. Our revenues from the Services segment in 2014 did not include any contribution from our U.S. subsidiary, Voxeljet of America Inc., which began printing on-demand parts in the first quarter of 2015.

Revenues by Geographic Region

        The table below sets forth the change in revenues by geographic region from 2013 to 2014:

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	€10,571	65.4%	€11,286	96.6%
Asia Pacific	4,306	26.6	142	1.2
Americas	1,286	8.0	260	2.2

Total	€16,163	100.0%	€11,688	100.0%

        We generated most of our revenues in the EMEA but achieved significant growth in the Asia Pacific regions in 2014. Revenues in both the Asia Pacific region and the Americas increased as we sold five 3D printers in those two regions in 2014 but none in 2013.

Gross Profit and Gross Profit Margin

        Total gross profit for 2014 increased by €1.7 million, or 36.2%, reflecting higher sales in both our Systems and Services segments in 2014 compared to 2013. Our gross profit margin was 39.1% in 2014 compared to 39.7% in 2013 primarily as a result of increased cost of sales due to higher personnel expenses related to the LTCIP. These LTCIP-related expenses amounted to €0.2 million in total, or €0.1 million within the Systems segment and €0.1 million within the Services segment. In addition to that, the personnel expenses increased because of higher headcount to pursuit our growth strategy.

        The table below sets forth gross profit and gross profit margin for our Systems and Services segments:

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Amount	Gross margin as percentage of relevant segment revenue	Amount	Gross margin as percentage of relevant segment revenue	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€3,301	36.4%	€2,505	39.5%	€796
Services	3,024	42.6	2,138	40.0	886

Total	€6,325	39.1%	€4,643	39.7%	€1,682

        Gross profit for our Systems segment increased to €3.3 million in 2014 from €2.5 million in 2013, while the gross profit margin of our Systems segment decreased by 3.1 percentage points to 36.4% in 2014 from 39.5% in 2013. This decrease in gross profit margin resulted primarily from higher cost of sales because of increased personnel expenses associated with increased headcount related to the pursuit of our growth strategy.

        Gross profit for our Services segment increased by €0.9 million from 2013 to 2014, while the gross profit margin increased from 40.0% in 2013 to 42.6% in 2014. The gross profit margin in this segment was affected by favorable product mix and increased efficiency.

Operating Expenses

        As shown in the table below, total operating expenses increased by €3.9 million to €10.5 million in 2014 from €6.7 million in 2013, and increased to 65.2% of revenues compared to 56.9% in 2013. This increase affected all areas of our operations.

	Year Ended December 31,
	2014		2013
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€3,746	23.2%	€2,640	22.6%	€1,106
Administrative expenses	4,026	24.9	1,676	14.3	2,350
Research and development expenses	4,027	24.9	2,651	22.7	1,376
Other operating expenses	101	0.6	583	4.9	(482)
Other operating (income)	(1,384)	8.6	(894)	7.6	(490)

Total	€10,516	65.1%	€6,656	56.9%	€3,860

        The increase in selling expenses in 2014 was primarily related to increased headcount to support the growth of our business. Furthermore, we experienced higher costs related to our sales agents and attended more global exhibitions, which increased travel expenses significantly. As a result, our selling expenses increased at a faster rate than our revenues.

        As our business grew in 2014, we continued to invest in research and development. Our research and development expenses amounted to 24.9% of our revenues in 2014, reflecting a 51.9% increase in our research and development expenses compared to 2013. Research and development is a key element of our strategy to develop new material sets and enhancements to our 3D printers.

        Our operating expenses are also affected by headcount which increased to 200 employees in 2014 from 106 employees in 2013.

Operating Profit (Loss)

        Operating profit (loss) and operating profit (loss) as a percentage of total revenues in 2014 and 2013 were as follows:

	Year Ended December 31,
	2014		2013
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating profit (loss)	€(4,191)	–25.9%	€(2,013)	–17.2%	€(2,178)

        We had an operating loss of €4.2 million in 2014, an increase of €2.2 million compared to an operating loss of €2.0 million in 2013. This increase resulted primarily from higher headcount related to the pursuit of our growth strategy, the LTCIP, which had a negative impact of €0.5 million.

        We expect our profitability to improve in the coming years as we continue to achieve economies of scale and can further leverage our fixed expenses. The first step towards realizing this goal was achieved through the purchase of the land and buildings comprising our headquarters in Germany at the end of 2013, which will reduce our rental expenses going forward. The positive effect on our operating profit resulting from the decrease in rental expenses will be partially offset by the depreciation that will accumulate on the buildings. In addition, we expect our subsidiaries in the U.S. and the UK to contribute positively to our future profitability.

Financial Result

        Financial result was a €0.2 million and €0.3 million expense in 2014 and 2013, respectively.

Provision for Income Taxes

        Income tax benefit for 2014 was €0.1 million compared to income tax expense of €0.4 million in 2013. We did not recognize deferred tax assets for loss carry-forwards as of December 31, 2014, which results in income tax expense on a loss before taxes.

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

Profit (Loss)

        In 2014 we had a loss of approximately €4.2 million compared to a loss of €2.7 million in 2013. The €1.5 million increase in loss resulted primarily from costs related to increased research and development expenses, increased cost of sales resulting from the LTCIP and higher personnel expenses resulting from additional personnel employed in pursuit of our growth strategy.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

        The following table sets forth certain statements of comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2013		2012
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€11,688	100%	€8,711	100%	€2,978
Cost of sales	7,045	60.3	4,957	56.9	2,088

Gross profit	4,643	39.7	3,754	43.1	889
Selling expenses	2,640	22.6	1,510	17.3	1,130
Administrative expenses	1,676	14.3	758	8.7	918
Research and development expenses	2,651	22.7	1,573	18.1	1,078
Other operating expenses	583	5.0	62	0.7	521
Other operating (income)	(894)	7.6	(822)	9.4	(72)

Operating profit (loss)	(2,013)	17.2	673	7.7	(2,686)
Finance expense	380	3.3	363	4.2	17
Finance (income)	(37)	0.3	(18)	0.2	(19)

Financial result	343	2.9	345	4.0	(2)

Net profit (loss) before income taxes	(2,356)	20.2	328	3.8	(2,684)
Income taxes	(358)	3.1	(116)	1.3	(242)

Profit (loss)	€(2,714)	23.2%	€212	2.4%	€(2,926)

Summary

        Our revenues increased by €3.0 million, or 34.2%, to €11.7 million in 2013 from €8.7 million in 2012. Revenues for 2013 increased primarily due to an increase in the number of 3D printers sold. In 2013 we sold nine 3D printers compared to six 3D printers sold in 2012. Revenues from the printing of on-demand parts for our customers increased slightly, but were limited by current capacity constraints in our German service center. We recently expanded our German service center and expect that these capacity constraints will be alleviated as a result of this expansion.

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

        Our operating profit declined by €2.7 million to a loss of €2.0 million in 2013 from a profit of €0.7 million in 2012. This was due to a higher level of operating expenses in connection with our preparations to become a public company and with the buildup of personnel resources to pursue our growth strategy. In addition to increasing headcount in all departments, we implemented the LTCIP in October 2013, which resulted in costs of €0.9 million in 2013. Additionally, other operating expenses include €0.6 million of costs incurred primarily for internal scoping and planning and external consulting services related to our initial public offering.

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

        On average, the 3D printers sold in 2013 were larger systems (i.e., VX800 and VX1000) than in prior years, which also contributed to higher revenue as the larger systems are generally sold at higher prices. Revenues depend not only on the number of units sold, but also on the composition of the units sold, with new, larger, higher-performance printers generating higher revenue per unit.

        Revenues from the Services segment for 2013 were €5.3 million, which represented an increase of €0.1 million over revenues of €5.2 million in 2012. Our ability to grow Services revenues in 2013 was constrained by the continued high capacity utilization of our German service center. To remain flexible and grow Services revenues in the future, we purchased additional land and buildings, including a new production hall that will be used by our Services segment, adjacent to our service center in Germany that will allow us to increase production capacity at this service center. In addition, as part of our growth strategy, in March 2014, we leased a new facility near Detroit, Michigan that will house our North American operations.

Revenues by Geographic Region

        The table below sets forth the change in revenues by geographic region from 2012 to 2013:

	Year Ended December 31, 2013		Year Ended December 31, 2012
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	€11,286	96.6%	€7,404	85.0%
Asia Pacific	142	1.2	958	11.0
Americas	260	2.2	349	4.0

Total	€11,688	100.0%	€8,711	100.0%

        We generated most of our revenues in Europe, the Middle East and Africa, or the EMEA region, in both 2013 and 2012. Overall, EMEA region revenues increased but were limited due to capacity restrictions at our German service center. Revenues in the Asia Pacific region declined as we did not sell any 3D printers in that region in 2013 after selling two 3D printers in 2012. Revenues in the Americas region decreased slightly from 2012 to 2013.

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

        The table below sets forth gross profit and gross profit margin for our Systems and Services segments:

	Year Ended December 31, 2013		Year Ended December 31, 2012
	Amount	Gross margin as percentage of relevant segment revenue	Amount	Gross margin as percentage of relevant segment revenue	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€2,505	39.5%	€1,399	40.4%	€1,106
Services	2,138	40.0	2,355	44.9	(217)

Total	€4,643	39.7%	€3,754	43.1%	€889

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

	Year Ended December 31,
	2013		2012
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	2,640	22.6%	1,510	17.3%	1,130
Administrative expenses	1,676	14.3	758	8.7	918
Research and development expenses	2,651	22.7	1,573	18.1	1,078
Other operating expenses	583	4.9	62	0.7	521
Other operating (income)	(894)	7.6	(822)	9.4	(72)

Total	6,656	56.9%	3,081	35.4%	3,575

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

        Our operating expenses were also affected by the LTCIP. These LTCIP-related expenses amounted to €0.9 million, which increased personnel expenses included in selling expenses by €0.2 million, research and development expenses by €0.3 million, administrative expenses by €0.1 million and cost of sales by €0.3 million. Our other operating expenses consisted primarily of costs of €0.6 million related to our initial public offering.

Operating Profit (Loss)

        Operating profit (loss) and operating profit (loss) as a percentage of total revenues in 2013 and 2012 were as follows:

	Year Ended December 31,
	2013		2012
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating profit (loss)	€(2,013)	–17.2%	€673	7.7%	€(2,686)

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

Provision for Income Taxes

        Income tax expense for 2013 was €0.4 million compared to €0.1 million in 2012. We do not recognize deferred tax assets for loss carry-forwards as of December 31, 2013, which resulted in income tax expense on a loss before taxes.

Profit (Loss)

        In 2013 we had a loss of approximately €2.7 million compared to a profit of €0.2 million in 2012. The €2.9 million decrease in profit resulted primarily from costs related to our initial public offering, increased research and development expenses, increased cost of sales resulting from the LTCIP and higher personnel expenses resulting from additional personnel employed in pursuit of our growth strategy.

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

B.    LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2014, we had cash and cash equivalents of €8.0 million and held investments in three bond funds of €41.0 million, largely as a result of our initial public offering and our subsequent follow-on offering. These cash resources are sufficient to finance our near-term growth strategy, which includes the establishment of additional global service centers as well as to develop our service centers in North America and UK.

        To meet the demand for our Services business and to increase capacity, we installed in our German service center a VX500 and a VX800 in 2010, as well as two additional VX800s in 2011 and 2012, all of which were financed by sale and leaseback transactions. Four 3D printers were installed in our German service center in 2013; one VX1000, two VXC800s and one VX500, all of which were financed by sale and leaseback transactions. We installed additional printers in our German service center in 2014, none of which were financed by sale and leaseback transactions.

        Because of our strong cash position, we believe that we have the capacity to execute our growth strategy. We have used our cash and capital resources to expand our operations in Germany through the purchase in December 2013 of the land and buildings comprising our corporate headquarters, including two new production halls, which will allow us to increase our service center capacity. In addition, we formed a U.S. subsidiary, Voxeljet of America, Inc., and leased a facility near Detroit, Michigan that houses our North American service center, which began printing on-demand parts in the first quarter of 2015. We also used funds for the acquisition of Propshop in October 2014.

Cash Flow

        Our primary sources of cash in 2014 were the proceeds of our follow-on offering (April 2014) and revenues. Our primary uses of cash have traditionally been to finance our assets and our working capital.

        The table below sets forth cash flows from operating, investing and financing activities for 2012, 2013 and 2014:

	2014	2013	2012
	(€ in thousands)
Cash provided by (used in) operating activities	€(5,020)	€(1,640)	€436
Cash used in investing activities	(47,044)	(11,449)	(978)
Cash provided by (used in) financing activities	26,581	46,247	345

Increase (decrease) in cash and cash equivalents	€(25,483)	€33,158	€(197)

        Our cash and cash equivalents decreased from €33.5 million at December 31, 2013 to €8.0 million at December 31, 2014, a decrease of €25.5 million. This was primarily due to our investment of more than €43 million using proceeds from our IPO in 2013 and our follow-on offering in 2014 in three bond funds. The aim was to get a certain interest income at a minimum risk level for the cash received by the initial public offering and the follow-on offering.

        On April 16, 2014, we completed a follow-on offering and received net proceeds of $41.4 million or €30.2 million.

        Our cash and cash equivalents increased from €0.3 million at December 31, 2012 to €33.5 million at December 31, 2013, an increase of €33.2 million. This increase was mainly due to our receipt of the proceeds from our initial public offering, partly offset by increases in cash used in investing activities and cash used by operating activities. We received net cash proceeds of €46.8 million in our initial public offering October 2013. In December 2013, we purchased land and buildings in Friedberg, Germany for approximately €10 million. Further cash outflows from operating activities were related to higher research and development and marketing costs.

Operating Activities

	2014	2013	2012
	(€ in thousands)
Profit (loss) for the period	€(4,332)	€(2,714)	€212
Depreciation	2,143	1,493	1,343
Non-cash sale to customer in exchange for customer loans	(931)	(1,386)	(250)
Porceeds from customer loans	191	92	39
Changes in deferred income taxes	—	358	(45)
Loss on disposal of assets	183	—	—
Deferred income	(665)	(686)	(274)
Change in working capital	(1,609)	1,203	(589)
Trade and other receivables and current assets	(1,745)	(1,304)	131
Inventories	(1,305)	(836)	(851)
Trade payables	823	942	42
Other liabilities and provisions	632	2,403	128
Income tax payable	(14)	(2)	(39)

Cash provided by (used in) operating activities	€(5,020)	€(1,640)	€436

        Net cash used in operating activities was €5.0 million for the year ended December 31, 2014 compared to cash used in operating activities of €1.6 million for the year ended December 31, 2013, an increase in cash used of €3.4 million. This effect was primarily due to increased working capital requirements.

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

Investing Activities

        Investing activities consist primarily of setting up infrastructure, including equipment we install and use in our service centers. In 2014, we invested approximately €2.7 million in infrastructure, plant and machinery as well as equipment compared to €11.2 million in 2013. We also invested more than €43 million of proceeds from our equity offerings in 2013 and 2014 in three bond funds in 2014.

        In 2013, we invested approximately €11.2 million in infrastructure, plant and machinery as well as equipment compared to €0.7 million in 2012.

Financing Activities

        In 2014 financing cash flows consist principally of the net proceeds we received in our follow-on offering, which amounted to €30.2 million and the repayment of several loans and finance leases.

        In 2013 financing cash flows consisted primarily of the net proceeds we received in our IPO, which amounted to approximately €47.0 million.

Financing Agreements

        As of December 31, 2014 we had several lines of credit with four German banks in a total amount of up to €1.7 million. Interest rates across the credit lines varied from 3.29% to 6.50% as of December 31, 2014. There are commitment fees of 0.25% and 0.30% associated with the unused portion of two of our lines of credit.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Research and development is a key part of our strategy to develop new material sets and enhancements to our 3D printers. Our research and development expenses totaled €4.0 million, €2.7 million and €1.6 million for the years ended December 31, 2014, 2013, and 2012, respectively. For further information on our policies and practices regarding research and development, see "Item 4. Information on the Company—B. Business Overview—Research and Development."

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

        We are not a party to any off balance sheet arrangements.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Future contractual payments as of December 31, 2014 consisted of long-term debt, operating leases and finance leases, which are discussed in greater detail below.

	December 31, 2014
	Total	Less than a year	1 - 3 years	3 - 5 years	More than 5 years
	(€ in thousands)
Bank overdrafts, lines of credit and long-term debt	1,403	651	399	280	73
Leases:
Operating	1,878	479	893	506	0
Finance	2,101	590	1187	324	0

	5,382	1,720	2,479	1,110	73

Leases

  Operating

        We have historically leased various manufacturing facilities, office and warehouse spaces, equipment and vehicles under operating leases. We expect leases that expire to be renewed or replaced by leases on other properties. Rental expense amounted to €0.1 million, €0.3 million and €0.4 million in 2014, 2013 and 2012, respectively.

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

G.    SAFE HARBOR

        See "Special Note Regarding Forward Looking Statements" on page 1 of this annual report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

        The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year's general shareholders' meeting) and their principal occupations outside of our company as of March 1, 2015:

Name	Age	Term Expires	Principal occupation
Peter G. Nietzer (Chairman)	54	May, 2019	Managing director of asset management firm
Dr. Stefan Söhn (Vice Chairman)	60	May, 2019	Consultant and lawyer
Prof. Dr. Joachim Heinzl	74	May, 2019	University professor (retired)

*
Date of the 2019 general shareholders' meeting.

        The business address of the members of our supervisory board is the same as our business address: voxeljet AG, Paul-Lenz-Straße 1a, 86316 Friedberg, Germany. Our supervisory board has determined that all members of our supervisory board are independent under German law and the New York Stock Exchange Listed Company Manual.

        The following is a brief summary of the business experience of the members of our supervisory board:

        Peter Nietzer, born in 1960 in Heilbronn, Germany, has been the chairman of our supervisory board since July 2, 2013. Mr. Nietzer has served as owner and managing director of KITES Industriebeteiligungen GmbH, a private investment holding company, and of M59 Advisory Services, since January 2013 and as Partner and Chief Financial Officer of GermanCapital GmbH, a private equity company he co-founded and that specializes in mid-market buy-outs, since July 2005. Mr. Nietzer has served as a Non-Executive Director of Cognis Credit Opportunities Fund Ltd., Cognis Credit Opportunities Master Fund Ltd. and Cognis Credit Opportunities Manager (Cayman) Ltd. since September 2013. Since April 2000, Mr. Nietzer has been an executive board member and Managing Partner of Felicitas GmbH (which was previously known as GI Ventures AG), a fund management company he helped found. Mr. Nietzer served as a Managing Director in the private equity unit of PartnersGroup AG from January to October 2011. Mr. Nietzer holds a M.B.A. from Friedrich-Alexander University Erlangen-Nürnberg, Germany. We believe that Mr. Nietzer's over 13 years of experience in private equity and his previous roles as a supervisory board member provide him with valuable insight into our business, particularly in the areas of financing and acquisition opportunities, while his focus on technology companies gives him insight into our operations and industry. In addition, Mr. Nietzer's work as a chief financial officer provides the supervisory board with expertise in financial matters.

        Dr. Stefan Söhn, born in 1954 in Düsseldorf, Germany, has been the vice chairman of our supervisory board since July 2, 2013. Since January 2010, Dr. Söhn has served as a Partner and Managing Director of MBL China Consulting GmbH, as owner and manager of Söhn Industrial Consulting and as Of Counsel Lawyer and Head of China Desk of Sonntag & Partner Wirtschaftsprüfer, Steuerberater, Rechtsanwälte in Augsburg and Munich, Germany. Dr. Söhn held executive positions at KUKA Systems GmbH, an equipment supplier to the automotive industry, from July 2000 to December 2009, serving as its Chief Financial Officer from July 2000 to December 2006 and as its Chief Executive Officer from January 2007 to December 2009. During his time at KUKA Systems GmbH, Dr. Söhn led the successful expansion of its business in Asia. Dr. Söhn also serves as the chairman of the supervisory board of PW Automation AG, as the deputy chairman of the supervisory board of Mocopinus GmbH & Co. KG. Dr. Söhn holds a law degree from the University of Augsburg, Germany and a Master of Science in Management for the London Business School. We believe that Dr. Söhn's business experience in the automotive industry and in expanding corporate operations into Asia will assist us as we seek to grow our business. In addition, we believe that Dr. Söhn's various experiences throughout his career, including his work as an attorney, chief financial officer and member of the supervisory boards of several companies, including public companies, provides our supervisory board with a broad range of knowledge and insight.

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

Management Board

        The following table sets forth the names and functions of the current members of our management board, their ages and their terms as of March 1, 2015:

Name	Age	Term Ends	Position
Dr. Ingo Ederer	47	June 30, 2017	Chief Executive Officer
Rudolf Franz	47	June 30, 2017	Chief Financial Officer

        The business address of the members of our management board is the same as our business address: voxeljet AG, Paul-Lenz-Straße 1a, 86316 Friedberg, Germany.

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

        In 2015, the two members of our management board are collectively entitled to receive total compensation of up to kEUR 766, which includes base salary, bonus payments and other compensation as a result of other benefits as described above. In 2014, the two members of our management board collectively received total compensation of kEUR 560, which included base salary, bonus payments and other compensation.

Compensation of Supervisory Board Members

        In our annual general meeting on May 27, 2014 the following remuneration system was resolved:

  •
  Ordinary members of the supervisory board receive a fixed remuneration in the amount of €30,000 per annum. The chairman and vice chairman of the supervisory board shall receive a higher fixed remuneration in the amount of €60,000 per annum and €45,000 per annum, respectively.

  •
  We do not pay fees for attendance at supervisory board meetings.

  •
  The members of the supervisory board are entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).

        This remuneration system will remain in force until it has been amended or terminated by our general shareholders' meeting.

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

        The following description, as far as it relates to our articles of association, is based on the articles of association, as adopted by our general shareholders' meeting on May 27, 2014.

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

        Under German law, the members of a supervisory board may be elected for a term of up to approximately five years, depending on the dates of the annual general meeting at which the members of the supervisory board are elected, which is the standard term of office. Reelection, including repeated reelection, is permissible. The shareholders' meeting may specify a term of office for individual members or all of the members of our supervisory board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board. All members of our supervisory board were elected by our annual general meeting on May 27, 2014 for a term that ends on the day of the shareholders' meeting, which resolves on the discharge of the supervisory board for the business year 2018.

        The shareholders' meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. We have not elected any substitute members.

        Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders' meeting adopted by a simple majority of the votes cast. In addition, any member of our supervisory board may resign at any time by giving one month written notice of his or her resignation to the chairperson of our supervisory board (in case the chairperson resigns, such notice is to be given to the vice chairperson). Our supervisory board may agree upon a shorter notice period. None of the members of the supervisory board are eligible to receive any benefits upon termination of their service on the supervisory board.

        Our supervisory board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson's rights and obligations whenever the chairperson is unable to do so. On May 27, 2013, Peter Nietzer, Dr. Stefan Söhn and Prof. Dr. Joachim Heinzl were appointed as members of our supervisory board. The members of our supervisory board have elected Peter Nietzer as chairperson and Dr. Stefan Söhn as vice chairperson, each for the term of their respective membership on our supervisory board.

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

German Corporate Governance Code

        The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on June 24, 2014 and published in the German Federal Gazette (Bundesanzeiger) on September 30, 2014. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders' meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

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

        Following our listing on the New York Stock Exchange in October 2013, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 31, 2013, we issued and published our first annual compliance declaration and on December 15, 2014 our second annual compliance declaration. You can find our annual compliance declarations on our website at investor.voxeljet.com. This website address is included in this annual report as an inactive textual reference only.

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

        However, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations, the first of which was published on December 31, 2013 and the second of which was published on December 15, 2014.

D.    EMPLOYEES

        Almost all of our current employees are located in Germany, paid in euros and subject to German labor law. None of our employees is a member of a labor union or is a party to a collective bargaining agreement. We consider our employee relations to be good and have never experienced a work stoppage.

        The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	2014	2013	2012
Management board (Vorstand)	2	2	1
Managing director	2	0	0
Research and developement	49	31	25
Systems	37	20	16
Services	35	18	18
Sales and marketing	32	20	13
Financial	43	15	12

Total	200	106	85

E.    SHARE OWNERSHIP

Supervisory Board

        Supervisory board member Prof. Dr. Joachim Heinzl holds 72,145 of our ordinary shares, which represented 1.9% of our ordinary shares as of December 31, 2014. None of the other members of the supervisory board held any of our ordinary shares as of December 31, 2014.

Management Board

        Our CEO and founder, Dr. Ingo Ederer, holds 578,695 of our ordinary shares, which represented 15.6% of our ordinary shares as of December 31, 2014.

        Our CFO, Rudolf Franz, holds 259,415 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 7.0% of our ordinary shares as of December 31, 2014.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table sets forth information, as of December 31, 2014, regarding the beneficial ownership of our ordinary shares.

        In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2014, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul-Lenz Straße 1a, 86316 Friedberg, Germany.

5% Shareholders and Members of our Supervisory and Management Boards	Number(1)	Percent(1)
Dr. Ingo Ederer(2)	578,695	15.6%
Startkapital-Fonds Augsburg GmbH(3)	259,415	7.0%
Franz Industriebeteiligungen AG(4)	259,415	7.0%
Rudolf Franz(5)	259,415	7.0%
Prof. Dr. Joachim Heinzl	72,145	1.9%
Peter Nietzer	—	—
Dr. Stefan Söhn	—	—
All Members of our Supervisory and Management Boards as a Group (5 persons):	910,255	24.5%

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)
Prior to our initial public offering on October 23, 2013, Dr. Ingo Ederer was the beneficial owner of 19.6% of our outstanding ordinary shares.

(3)
Marcus Wagner is the managing director of Startkapital-Fonds Augsburg GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Startkapital-Fonds Augsburg GmbH is Stettenstraße 1, 86150 Augsburg, Germany. Prior to our initial public offering, Startkapital-Fonds Augsburg GmbH was the beneficial owner of 8.8% of our outstanding ordinary shares.

(4)
Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of the shares held by it. Bärbel Franz is the spouse of Rudolf Franz. The address for Franz Industriebeteiligungen AG is Am Silbermannpark 1b, 86161 Augsburg, Germany. Prior to our initial public offering on October 23, 2013, Franz Industriebeteiligungen AG was the beneficial owner of 8.8% of our outstanding ordinary shares.

(5)
Consists entirely of ordinary shares held by Franz Industriebeteiligungen AG.

        As of December 31, 2014, there were seven holders of record entered in our share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. Each ADS represents one-fifth of an ordinary share. As of December 31, 2014, Citibank, N.A. held 2,206,725 ordinary shares representing 59.3% of the issued share capital held at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

        None of our shareholders will have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.    RELATED PARTY TRANSACTIONS

        Since January 1, 2012, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our supervisory board and management board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Item 6. Directors, Senior Management and Employees," and the transactions we describe below.

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

Advisory Agreement with Franz Industriebeteiligungen AG

        We entered into an advisory agreement with our shareholder Franz Industriebeteiligungen AG, or Franz AG, on November 18, 2003, as amended on June 30, 2009. Franz AG is wholly owned by Rudolf Franz, a member of our management board, and members of his family. The agreement provided for Franz AG to provide advisory services to us regarding business strategy, marketing, finance and international business development. Payments made to Franz AG under the advisory agreement were €99,000 and €150,574 for the years ended December 31, 2013 and 2012, respectively. The advisory agreement was mutually terminated by the parties on August 31, 2013.

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

        An initial grant of award units was made to participants on October 2, 2013. The vesting of the awards occurs during three separate performance periods, with 20% of the awards vesting in the first performance period ended December 31, 2013, 40% of the awards vesting in the second performance period ending December 31, 2015, and the remaining 40% vesting in the third performance period ending December 31, 2017. The awards regarding the first performance period were paid in 2014. Vesting awards during the second and third performance periods is subject to performance and market conditions, including revenue growth and increase in share price of the ADSs compared to the initial public offering price per ADS.

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

B.    SIGNIFICANT CHANGES

        Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2014.

ITEM 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Price History

        Our ADSs, each representing one-fifth of an ordinary share, have been listed on the New York Stock Exchange since October 18, 2013. Our ADSs are listed for trading on the New York Stock Exchange under the symbol "VJET."

        The following table sets forth for the periods indicated the reported high and low sale prices of our ADSs on the New York Stock Exchange.

	High	Low
Year ended:
December 31, 2014	$47.98	$7.29
Quarter ended:
March 31, 2014	$47.98	$23.65
June 30, 2014	$26.50	$12.85
September 30, 2014	$27.41	$13.86
December 31, 2014	$14.10	$7.29
March 31, 2015(1)	$10.40	$7.34
Month ended:
September 2014	$17.42	$13.87
October 2014	$14.10	$12.09
November 2014	$14.01	$10.80
December 2014	$10.21	$7.29
January 2015	$8.62	$7.34
February 2015	$10.40	$8.06
March 2015(2)	$8.61	$7.74

(1)
For the period of January 1, 2015 through March 16, 2015.

(2)
For the period of March 1, 2015 through March 16, 2015.

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

Additional United States Federal Income Tax Consequences

        PFIC Rules.    Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of a passive foreign investment company, or PFIC. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income (the "income test") or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income (the "asset test"). The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of income and assets will be affected by whether, how, and how quickly, we spend any cash we currently hold.

        Passive income for purposes of the income test generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

        We believe that we were not a PFIC for our taxable year ending December 31, 2014. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2015 or for future taxable years.

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

Interest Rates

        Our exposure to market risk for changes in interest rates relates primarily to loans that have variable interest rates. A hypothetical interest rate change of 1.0%, or 100 basis points, on these loans would result in an increase in our annual finance expense of approximately €10,000.

Foreign Exchange Rates

        We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the eurozone to which we sell are generally not considered to be highly inflationary. Approximately 43.7% and 43.6% of our revenues were derived from sales outside of the eurozone region in 2014 and 2013, respectively. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        There have been no material modifications to the rights of security holders for the year ended on December 31, 2014.

ITEM 15    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2014, the Company, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

        Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, our disclosure controls and procedures were not effective in ensuring that information relating to us required to be disclosed in the reports that we file under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to the management, including principal financial officers as appropriate to allow timely decisions regarding required disclosure, due to material weaknesses in our internal control over financial reporting, which is described below.

Management's Annual Report on Internal Control Over Financial Reporting

        The management board and management of the Company are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS as issued by the IASB. The Company's internal control over financial reporting includes those policies and procures that: (1) pertain to the maintenance of record that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections or any evaluation or effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (1992 Framework). Based on that assessment, management believes that, as of December 31, 2014, the Company's internal control over financial reporting was not effective because management has identified material weaknesses in the Company's internal control over financial reporting.

        In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2014, we identified material weaknesses in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The primary factors contributing to the material weaknesses, which relate to our financial reporting process, were as follows.

        The design and operating effectiveness of internal controls related to our financial reporting process were not sufficient to allow for accurate reporting of our financial results. We did not maintain adequate controls with respect to the application of IFRS, including review controls over selected accounts involving the manual calculation of amounts, due to limited resources with adequate knowledge and experience in IFRS. As a result, a number of post-closing adjustments were required in connection with closing our books and records and preparing our 2014 financial statements.

        We did not maintain effective review controls throughout the financial reporting process to provide reasonable assurance that errors in the financial statements are prevented or detected. Our financial reporting process is substantially a manual process, which makes it inherently subject to error. We did not maintain adequate review controls with respect to the preparation of our consolidated financial statements to prevent misstatements in the consolidated financial statements.

        The design and operating effectiveness of internal controls related to management's review of our financial results did not operate at a level of precision to allow for accurate reporting of our financial results. Our financial reporting process does not include effective high-level review controls related to a regular analysis of our IFRS financial results. As such, certain post-close adjustments were necessary to prepare our 2014 consolidated financial statements.

        With the oversight of the management board and our audit committee, we continue to take steps and plan to take additional measures to remediate the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes and documented procedures, as well as the hiring of additional finance personnel.

        Notwithstanding the identified material weaknesses, management believes that the financial statements and related notes thereto included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS.

Attestation Report of the Registered Public Accounting Firm

        This annual report does not include a report of the Company's independent registered public accounting firm due to the Company's status as an emerging growth company.

Changes in Internal Control over Financial Reporting

        During 2014, management with the oversight of the audit committee, took steps by adding finance personnel with adequate knowledge and experience in IFRS and started to redesign our reporting structure and responsibilities to enhance the review of financial information for both internal financial analysis and financial statement preparation. The changes did not yet remediate the material weaknesses identified at the end of 2013 but are expected to continue in the future.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2012, 2013 and 2014:

	December 31,
	2014	2013	2012
	(€ in thousands)
Audit fees	€308	€595	€14
Audit-related fees	125	86	—
Tax fees	34	—	—
All other fees	—	—	—

Total	€467	€681	€14

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

ITEM 18.    FINANCIAL STATEMENTS

        See the following items starting at page F-1:

  (a)
  Report of Independent Registered Public Accounting Firm

  (b)
  Statement of Financial Position as of December 31, 2014 and 2013

  (c)
  Statement of Comprehensive Income (Loss) for the years 2014, 2013 and 2012

  (d)
  Statement of Changes in Equity for the years 2014, 2013 and 2012

  (e)
  Statement of Cash Flows for the years 2014, 2013 and 2012

  (f)
  Notes to the Financial Statements.

ITEM 19.    EXHIBITS

Exhibit Number		Description of Exhibit
1.1		Articles of Association of voxeljet AG, as amended (incorporated by reference to Exhibit 3.1 to the Company's Form 6-K, filed with the Securities and Exchange Commission (the "Commission") on April 11, 2014).

1.2		Rules of Procedure of the Supervisory Board of voxeljet AG (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

1.3		Rules of Procedure of the Management Board of voxeljet AG (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

2.1		Form of specimen of ordinary registered share certificate and English translation (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 11, 2013).

2.2		Form of Deposit Agreement (incorporated by reference to Exhibit 99-a to the Company's Registration Statement on Form F-6 (No. 333-191526), filed with the Commission on October 15, 2013).

2.3		Form of American Depositary Receipt (included in Exhibit 2.2).

4.1	†	Cross License Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and BEGO Medical GmbH, dated August 21, 2012 (English translation) (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.2	†	Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated August 16, 2004 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

Exhibit Number		Description of Exhibit
4.3		First Amendment to the Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated March 31, 2011 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.4	†	Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Generis GmbH) and The ExOne Company(formerly known as Extrude Hone GmbH) , dated June 27, 2003 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.5	†	Amendment to Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and Prometal RCT GmbH, dated July 14, 2009 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

8.1	*	Subsidiaries of voxeljet AG.

12.1	*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.4	*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Filed herewith.

†
Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

 voxeljet AG

NOTES TO THE FINANCIAL STATEMENTS

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOXELJET AG
/s/ RUDOLF FRANZ
Name:	Rudolf Franz
Title:	Chief Financial Officer

Date: March 26, 2015

voxeljet AG

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
voxeljet AG:

        We have audited the accompanying consolidated statements of financial position of voxeljet AG and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of voxeljet AG and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Munich, Germany
March 26, 2015

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Year Ended December 31,
	Notes	2014	2013
		(€ in thousands)
Current assets		58,509	39,977
Cash and cash equivalents		8,031	33,459
Financial assets	6, 14	41,142	744
Trade receivables	7	3,148	1,003
Inventories	8	5,247	3,641
Income tax receivables		65	129
Other assets		876	1,001
Non-current assets		22,586	17,939
Financial assets	6, 14	247	1,561
Intangible assets	10	1,315	62
Goodwill	9	1,558	—
Property, plant and equipment	11	19,466	16,316
Total assets		81,095	57,916

		Year Ended December 31,
	Notes	2014	2013
		(€ in thousands)
Current liabilities		5,567	7,090
Deferred income		469	622
Trade payables		2,326	1,502
Income tax payable		—	14
Financial liabilities	12, 14	1,241	1,922
Other liabilities and provisions	13	1,531	3,030
Non-current liabilities		4,228	5,426
Deferred income		826	1,337
Deferred tax liabilities	19	213	—
Financial liabilites	12, 14	2,263	3,863
Other liabilities and provisions	13	926	226
Equity		71,300	45,400
Subscribed capital	27	3,720	3,120
Capital reserves	27	75,671	46,038
Accumulated deficit		(8,090)	(3,758)
Accumulated other comprehensive loss		(1)	—
Total equity and liabilities		81,095	57,916

voxeljet AG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,
	Notes	2014	2013	2012
		(€ in thousands, except share and share data)
Revenues	15	16,163	11,688	8,711
Cost of sales	16	(9,838)	(7,045)	(4,957)
Gross profit		6,325	4,643	3,754
Selling expenses		(3,746)	(2,640)	(1,510)
Administrative expenses		(4,026)	(1,676)	(758)
Research and development expenses		(4,027)	(2,651)	(1,573)
Other operating expenses	17	(101)	(583)	(62)
Other operating income	17	1,384	894	822
Operating profit (loss)		(4,191)	(2,013)	673
Finance expense	18	(472)	(380)	(363)
Finance income	18	299	37	18
Financial result	18	(173)	(343)	(345)
Profit (loss) before income taxes		(4,364)	(2,356)	328
Income taxe benefit (expense)	19	32	(358)	(116)
Profit (loss)		(4,332)	(2,714)	212
Other comprehensive income (loss)		(1)	—	1
Total comprehensive income (loss)		(4,333)	(2,714)	213
Weighted average number of ordinary shares outstanding		3,555,616	2,252,000	2,000,000
Earnings (loss) per share—basic/ diluted (EUR)		(1.22)	(1.21)	0.11

voxeljet AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity
	(€ in thousands)
Balance at January 1, 2012	1,000	1,262	(1,256)	(1)	1,005
Profit (loss) for the period	—	—	212	—	212
Other comprehensive income (loss)	—	—	—	1	1
Balance at December 31, 2012	1,000	1,262	(1,044)	—	1,218
Balance at January 1, 2013	1,000	1,262	(1,044)	—	1,218
Profit (loss) for the period	—	—	(2,714)	—	(2,714)
Reorganization	1,000	(950)	—	—	50
Initial public offering	1,120	45,726	—	—	46,846
Balance at December 31, 2013	3,120	46,038	(3,758)	—	45,400
Balance at January 1, 2014	3,120	46,038	(3,758)	—	45,400
Profit (loss) for the period	—	—	(4,332)	—	(4,332)
Follow-on public offering	600	29,633	—	—	30,233
Net changes in fair value of available for sale financial assets	—	—	—	(47)	(47)
Foreign currency translation	—	—	—	46	46

Balance at December 31, 2014	3,720	75,671	(8,090)	(1)	71,300

voxeljet AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2013	2012
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(4,332)	(2,714)	212
Depreciation and amortization	2,143	1,493	1,343
Noncash sale to customer in exchange for customer loans	(931)	(1,386)	(250)
Proceeds from customer loans	191	92	39
Changes in deferred income taxes	—	358	(45)
Loss on disposal of assets	183	—	—
Deferred income	(665)	(686)	(274)
Change in working capital	(1,609)	1,203	(589)
Trade and other receivables and current assets	(1,745)	(1,304)	131
Inventories	(1,305)	(836)	(851)
Trade payables	823	942	42
Other liabilities and provisions	632	2,403	128
Income tax payable/receivables	(14)	(2)	(39)
Total	(5,020)	(1,640)	436
Cash Flow from investing activities
Payments to acquire property, plant and equipment and intangible assets	(2,684)	(11,176)	(702)
Payments to acquire financial assets	(43,395)	(273)	(276)
Business combination, net of cash and cash equivalents acquired	(965)	—	—
Total	(47,044)	(11,449)	(978)
Cash Flow from financing activities
Proceeds (repayment) from bank overdrafts and lines of credit	(308)	(707)	1,250
Proceeds from sale and leaseback	—	1,900	776
Repayment of finance lease obligations	(1,419)	(1,503)	(582)
Repayment of long-term debt	(2,725)	(339)	(1,099)
Reorganization	—	50	—
Proceeds from borrowings	800	—	—
Proceeds from issuance of shares	30,233	46,846	—
Total	26,581	46,247	345
Net increase (decrease) in cash and cash equivalents	(25,483)	33,158	(197)
Cash and cash equivalents at beginning of period	33,459	301	498
Changes to cash due to consolidation items	2	—	—
Changes to cash and equivalents due to foreign exchanges rates	53	—	—
Cash and cash equivalents at end of period	8,031	33,459	301
Supplemental Cash Flow Information
Interest (received) paid net	(43)	314	320
Income taxes paid net	—	129	171
Non-cash items:
Additions to property, plant and equipment through lease	—	1,900	822

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

        voxeljet AG (in the following referred to as 'voxeljet', 'Group', or the 'Company') is a high-tech Company headquartered in Friedberg, Germany. The Company consists of voxeljet AG (formerly Voxeljet Technology GmbH), Voxeljet of America Inc. (Voxeljet of America), and voxeljet UK Ltd. (voxeljet UK). voxeljet AG owns 100% of the issued and outstanding shares of both Voxeljet of America Inc., and voxeljet UK. As a manufacturer of three-dimensional ("3D") printing systems, voxeljet has specialized in the development, production and distribution of industrial printing machines and the sale of customized printed products to industrial customers. The Company operates in two business divisions: Systems and Services. The voxeljet Systems business division creates innovative 3D printers. Today, voxeljet has a product range that reaches from smaller entry models to large-format machines, and therefore offers 3D printer systems for a wide range of application areas.

        Through its Services business division, the Company also offers customized printed products such as sand molds and plastic models based on CAD data through its 'on-demand production' service center. Small-batch and prototype manufacturers utilize the Company's machines for the automatic, patternless manufacture of their casting molds and 3D models. The Company's customer base includes automotive manufacturers and suppliers as well as companies from the arts and design industries.

        On October 23, 2013, the Company completed its initial public offering; American Depositary Shares representing ordinary shares of the Company have been traded on the New York Stock Exchange since (refer to Note 27).

2. Preparation of financial statements

        The consolidated financial statements of the Group, were prepared in accordance with International Financial Reporting Standards (IFRS) as set forth by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC). The designation IFRS also includes all valid IAS; the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (SIC).

        The financial statements were authorized for issue by the Management Board on March 26, 2015.

        The statement of financial position was structured in accordance with IAS 1, separating current from non-current assets and liabilities. Assets and liabilities were classified as current if they are expected to be realized within twelve months of the period end. These financial statements were prepared on the basis of historical cost.

        The financial statements were prepared in Euros, the Company's functional currency. As used in these financial statements 'kEUR' means thousands of Euros. Due to rounding, numbers presented throughout these notes may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

        The financial statements were prepared on the assumption that the Group will continue as a going concern.

3. Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all financial years presented.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Business Combinations

        Business combinations are accounted for using the acquisition method as at the acquisition date when control is transferred to the Group. Consideration paid is allocated to the assets acquired and liabilities assumed, an excess amount is recorded as goodwill.

Consolidation

        Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

        Balances and transactions between consolidated subsidiaries, are eliminated in preparing consolidated financial statements.

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

        The Group provides customers with a standard warranty agreement on all machines for up to one year. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the machine. The provision associated with these warranty obligations was not significant in 2014 or 2013.

        After the initial one year warranty period, the Group offers its customers optional maintenance contracts. Maintenance contracts are provided for a period of twelve months and automatically extended for another twelve months if not cancelled on time. Deferred maintenance service revenue is recognized on a straight-line basis as the costs of providing services incurred under the contracts generally do not vary significantly throughout the year.

        Shipping and handling costs billed to customers for machine sales and sales of printed products and consumables are included in revenue in the statements of comprehensive income (loss). Costs incurred by the Company associated with shipping and handling are included in selling expenses in the statements of comprehensive income (loss).

        The Company's terms of sale generally require payment within 30 to 60 days after shipment of a product, although the Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with machine sales, the voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Company may, depending upon the circumstances, require significant deposits prior to shipment. In some circumstances, the Company may require payment in full for its products prior to shipment and may require international customers to furnish letters of credit. These deposits are reported as customer deposits included in other liabilities and provisions in the accompanying statements of financial position. Occasionally, the Company provides loans for all or a portion of the purchase price of a machine sold by the Systems segment. Services under maintenance contracts are billed to customers in advance on a monthly, quarterly, or annual basis, depending on the contract and are included in deferred income in the statement of financial position.

        In the course of the Company's ordinary business activities refurbished 3D printers, which were operating in the Service segment on average for 1.5 to 2.5 years, are routinely sold to customers. These 3D printers were operated in the production of manufacturing products ordered by customers. Prior to their sale, these 3D printers are generally fully refurbished, which includes setting up a new printhead. Proceeds from the sale of such refurbished 3D printers are recognized as revenue.

        Sales agents are used in connection with the sale of 3D printers. These sales agents receive a sales commission based on a percentage of the sale price for each sale initiated by them. Generally, the commission is paid, only after the customer has paid the final invoice.

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

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

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

        In 2014, voxeljet leased three 3D printers (2013: four 3D printers and 2012: two 3D printers) to customers under operating leases. Rental income is recognized straight-line over the term of the lease as revenue.

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

        The financial statements of foreign subsidiaries are translated using the concept of the functional currency in accordance with IAS 21. The assets and liabilities of foreign subsidiaries are translated at the spot rate at the end of the period, while their income statement items are translated at average exchange rates for the respective periods. All resulting exchange differences are recognized in other comprehensive income. Gains and losses on foreign currency transactions are shown in the statement of comprehensive income (loss).

        The exchange rates that are most relevant for voxeljet`s consolidated financial statements are:

        Foreign averages exchange rates to Euro

	Average Rate
Year Ended December 31,	USD	GBP
2014	1.2329	0.8064
2013	1.3303	0.8493
2012	1.2909	0.8112

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

        Foreign year end exchange rates to Euro

	Year End Rate
Year Ended December 31,	USD	GBP
2014	1.2101	0.7789
2013	1.3779	0.8363
2012	1.3186	0.8123

Income Tax

        Income tax expense (benefit) consists of current and deferred tax expense and benefit in accordance with IAS 12.

        Current income tax expense (benefit) is based on taxable profit (loss) for the year. Taxable profit (loss) differs from profit (loss) as reported in the statements of comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are never taxable or deductible. Current income tax expense (benefit) is calculated using tax rates that have been enacted or substantively enacted by the end of the respective reporting period.

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

        Deferred taxes are calculated with a combined tax rate of 28%, consisting of corporate taxes of 15.83% and trade taxes of 12.17%.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Intangible Assets

        Intangible assets are entirely comprised of acquired intangible assets. These assets with finite useful lives—mainly software and licenses—are carried at cost less accumulated amortization. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their useful lives.

        The estimated useful economic lives of acquired intangible assets are presented in the following table:

USEFUL LIFE OF INTANGIBLE ASSETS

Software	3 years
Licences	6 years
Customer list	3 years
Digital library	3 years

        An intangible asset is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the profit or loss in the period in which the item is derecognized.

        The order backlog from the Propshop acquisition in 2014 was amortized through December 31, 2014 according to the revenue recognized from the backlog.

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

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

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

Other assets

        Other assets include mainly security deposits for leases, prepaid expenses and deferred charges as well as amounts relating to value-added-tax ("VAT").

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Other liabilities and provisions

        Other liabilities and provisions consist mainly of customer deposits in relation to machine sales and provisions for personnel such as bonuses, royalties and vacation pay. In addition, other liabilities and provisions include amounts accrued under the LTCIP (refer to Note 13).

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

4. Changes in reporting standards

        The IASB issued a number of new IFRS standards which were required to be adopted in annual periods beginning on January 1, 2014.

Standard	Effective date	Descriptions
IFRS 10, 12, IAS 27	01/2014	Amendment Investment Entities
IAS 32	01/2014	Amendment Offsetting Financial Assets and Financial Liabilities
IAS 36	01/2014	Impairment of Assets
IAS 39	01/2014	Financial Instruments: Recognition and Measurement
IFRIC 21	01/2014	Levies
IAS 19	07/2014	Employee Benefits

        The Company has determined that the new standards, amendments or interpretations have no impact on the financial statements, as the concerned aspects are not relevant for the Company.

Standard	Effective date	Descriptions
IFRS 10, IAS 28	01/2016	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture
IFRS 10,12, IAS 28	01/2016	Amendments Investment Entities
IFRS 14	01/2016	Regulatory Deferral Accounts
IAS 1	01/2016	Amendment Disclosure Initiative
IAS 16, IAS 38	01/2016	Property, Plant and Equipment
IFRS 11	01/2016	Amendment Accouting for Acquisitions of Interests in Joint Operations
IAS 27	01/2016	Amendment Equity Method in Separate Financial Statements
IAS 38	01/2016	Amendments Clarification of Acceptable Methods of Depreciation and Amortisation
IFRS 15	01/2017	Revenue from Contracts with Customers
IFRS 9	01/2018	Financial Instruments

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Changes in reporting standards (Continued)

        The Company has not yet determined what impact the new standards, amendments or interpretations will have on the financial statements, as the concerned aspects are not relevant for the Company.

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

        Unforeseeable developments outside management's control may cause actual amounts to differ from the original estimates. In that case, the underlying assumptions and, if necessary, the carrying amounts of the pertinent assets and liabilities are adjusted accordingly. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

        The assumptions and estimates refer primarily to the recognition of revenue, the determination of the useful lives of property, plant and equipment, the application of the criteria for recognizing finance leases, the realization of receivables and customer loans, measurement of inventory, the recognition and measurement of provisions, the recognition and measurement of share based payment liabilities.

        The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue recognition

        Revenue on sales of machines is recognized when the significant risks and rewards of ownership are transferred to the customer, the amount of revenue and cost incurred or to be incurred can be measured reliably and it is probable that the economic benefits associated with the sale will flow to the Company. On occasion, we grant a loan for a portion or all of the purchase price of a machine to a customer. We recognize revenue on such sales when it is probable that we obtain the economic benefits from the transaction. In these situations, we analyze the credit risk associated with the customer based on all available information and the outstanding balance to determine. The amount of revenue comprises the fair value of the consideration received, including future payments under the loan agreement. We typically retain legal title to our machines until receipt of all consideration to protect the collectability of any outstanding balances due by a customer which does not preclude a conclusion that the significant risks and rewards have transferred.

Useful lives

        The estimated useful lives and depreciation methods for and property, plant and equipment are based on experiential values. The estimation of the useful life of an asset is based on the experience of the Company with similar assets that are used in a similar way. Additional depreciation is recorded if voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Critical accounting judgment and key sources of estimation and uncertainty (Continued)

the estimated useful lives and/or the residual values of property, plant and equipment are different from the previous estimation (refer to Note 10 'Intangible assets').

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

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Notes to the Statement of Financial Position

6. Financial assets

        Financial assets consist of investments in mutual funds, loans and restricted cash. The funds primarily comprise three bond funds. Unrealized gains or losses are presented in the other comprehensive income or (loss). Realized gains or losses are presented in the financial result.

	Year Ended December 31,
	2014	2013
	carrying amount		date of issue	nominal	interest rate	due date
	(€ in thousands)
Loan 1	182	209	May 2012	250	4.75%	January 2015
Loan 2	—	626	September 2013	678	4.00%	September 2014
Loan 3	—	708	December 2013	708	4.00%	September 2014
Loan 4	255	—	November 2014	255	4.00%	November 2015
Loan 5	637	—	December 2014	637	3.00%	March 2015

Total	1,074	1,543		2,528

        The loans 2 and 3 represent loans were originally granted to Propshop, our former customer, and were effectively settled as part of the business combination with Propshop. Loans 4 and 5 represent the unpaid portion of the sales price for 3D printers sold to two customers in 2014.

        Sales of 3D printers in exchange for customer loans represent non-cash transactions for purposes of the cash flow statement.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Financial assets (Continued)

        The following table details the composition of restricted cash at each reporting date:

RESTRICTED CASH

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Cash deposit	247	617
Safeguard retention LfA	—	145
Total	247	762

        The LfA loan was repaid in 2014 and the restricted cash used in the settlement. The cash deposit decrease mainly due to the termination of the lease regarding the real estate located in Friedberg, Germany.

7. Trade receivables

        Credit terms provided to customers are determined individually and are dependent on already existing customer relationships and the customer's payment history. The aging of trade receivables was as follows at each reporting date:

AGING STRUCTURE OF TRADE RECEIVABLES

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Not due at the end of the reporting period	2,370	652
Amount past due for the following time ranges
Less than 3 months	619	315
Between 3 and 6 months	150	18
Between 6 and 9 months	8	6
Between 9 and 12 months	1	2
More than 12 months	—	10

Total	3,148	1,003

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Trade receivables (Continued)

        The change in the allowance for doubtful accounts is as follows:

Change in the allowance for doubtful accounts

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Balance at beginning of period	38	16
Charges	79	38
Release to income	(23)	(16)

Balance at end of period	94	38

8. Inventories

        Inventories consist of the following for the years reported:

INVENTORIES BY CATEGORY

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Raw Materials	473	271
Work in progress	3,735	2,800
Finished goods	1,039	570

Total	5,247	3,641

        No impairments of inventories were recorded in 2014 and 2013; in 2012 an impairment of inventories amounting to kEUR 11 was recorded. Within the work in progress there is one unfinished VX4000 3D printer with a carrying amount of €0.7 million that serves as collateral for a bank loan of the Company.

9. Business Combination Propshop

        On October 1, 2014 voxeljet AG acquired 100% of the Propshop (Model Makers) Limited ("Propshop", renamed voxeljet UK Ltd.). Propshop mainly renders 3D printing services for the film industry in the UK. The Company obtained control over Propshop by purchasing all of the outstanding shares for €1.0 million in cash. In addition, the Company entered into an earn out agreement with revenue and earnings targets for each of the years 2015, 2016 and 2017 with the former owner; any payments could be up to €1.5 million in the aggregate and would be recorded as compensation..

        Within the business combination with Propshop, voxeljet performed a purchase price allocation. As of December 31, 2014, this purchase price allocation is preliminary with respect to estimate of the fair voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Business Combination Propshop (Continued)

value of certain separately identified intangible assets. The acquired assets and liabilities comprise the following items based on the preliminary purchase price allocation:

October 1, 2014 Fair value
(€ in thousands)
Current assets	514
Cash and cash equivalents	2
Trade receivables	211
Inventories	301
Non-current assets	4,054
Intangible assets	1,252
Property, plant and equipment	2,802
Total assets	4,568
Current liabilities	3,466
Financial liabilities	1,542
Trade liabilities	1,126
Accruals	200
Bank overdraft	71
Other liabilities	527
Non-current liabilities	1,693
Financial liabilities	1,693
Total liabilities	5,159
Net assets (liabilities) acquired	(591)
Purchase price	967
Goodwill	1,558

        The intangible assets acquired in the business combination consist of order back log (kEUR 103), customer list (kEUR 655) and digital library (kEUR 494) as of October 1, 2014.

        The order backlog was amortized until December 31, 2014. The customer relations and digital library are amortized over a period of three years.

        The excess of the purchase price over the assets acquired and liabilities assumed is reported as goodwill of €1.6 million. The goodwill results from synergies which relate to the expanded competencies obtained by voxeljet in the UK market and the skills of the Propshop work force.

        In the fourth quarter of 2014, Propshop's operations contributed revenues of €0.9 million and a net loss of €1.1 million. The Company incurred acquisition cost of €0.2 million, which were recorded as administrative expense.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Intangible assets

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Software	74	62
Customer list	601	—
Digital library	453	—
Prepayments made on intangible assets	187	—

	1,315	62

        The intangible assets increased mainly due to Propshop acquisition. The prepayments made on intangible assets refer to software licenses in connection with our new ERP system.

11. Property, plant and equipment

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Land, buildings and leasehold improvements	11,212	7,566
Plant and machinery (includes assets under finance lease)	6,486	5,158
Other facilities, factory and office equipment	1,240	650
Assets under construction and prepayments made	528	2,942
Total	19,466	16,316
Thereof pledged assets of Property, Plant and Equipment	—	846
Leased assets included in Property, Plant and Equipment:	2,282	3,717
Printing machines	2,246	3,664
Other factory equipment	36	53

        The assets were pledged as a security for certain bank borrowings, credit lines and other transactions and facilities.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Property, plant and equipment (Continued)

        The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the financial years 2014 and 2013, respectively:

2014

	Acquisition and manufacturing cost						Depreciation and amortisation						Carrying amount
	01/01/2014	Additions	Business combination	Disposals	Transfer	12/31/2014	01/01/2014	Current year	Business combination	Disposals	Transfer	12/31/2014	12/31/2014
	(€ in thousands)
Intangible assets
Software	155	28	0	0	0	183	93	16	0	0	0	109	74
Licences	36	0	0	0	0	36	36	0	0	0	0	36	0
Order backlog	0	0	103	0	0	103	0	103	0	0	0	103	0
Customer list	0	0	655	0	0	655	0	55	0	0	0	55	601
Digital library	0	0	494	0	0	494	0	41	0	0	0	41	453
Prepayments made on intangible assets	0	187	0	0	0	187	0	0	0	0	0	0	187
Goodwill	0	1,558	0	0	0	1,558	0	0	0	0	0	0	1,558

Total	191	1,773	1,253	0	0	3,217	129	215	0	0	0	344	2,873

Property, plant and equipment
Land, buildings and leasehold improvements	7,580	881	0	0	3,024	11,485	14	259	0	0	0	273	11,212
Plant and machinery	5,452	392	3,179	540	2,350	10,833	4,011	907	656	303	1,359	6,630	4,204
Other facilities, factory and office equipment	1,673	768	402	798	69	2,114	1,023	246	122	517	0	875	1,240
Assets under construction and prepayments made	2,942	752	0	0	(3,166)	528	0	0	0	0	0	0	528
Subtotal	17,647	2,793	3,581	1,338	2,277	24,960	5,048	1,412	779	820	1,359	7,778	17,184

Leased products	5,567	0	0	0	(2,277)	3,290	1,850	516	0	0	(1,359)	1,007	2,282

Total	23,214	2,793	3,581	1,338	0	28,250	6,898	1,928	779	820	0	8,785	19,466

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Property, plant and equipment (Continued)

2013

						Depreciation and amortisation					Carrying amount
	Acquisition and manufacturing cost
							Current year
	01/01/2013	Additions	Disposals	Transfer	12/31/2013	01/01/2013		Disposals	Transfer	12/31/2013	12/31/2013
	(€ in thousands)
Intangible assets
Software	135	20	0	0	155	83	10	0	0	93	62
Licences	36	0	0	0	36	36	0	0	0	36	0

Total	171	20	0	0	191	119	10	0	0	129	62

Property, plant and equipment
Land, buildings and leasehold improvements	27	7,553	0	0	7,580	10	4	0	0	14	7,566
Plant and machinery	3,474	516	460	1,922	5,452	2,140	292	82	1,661	4,011	1,441
Other facilities, factory and office equipment	1,530	145	2	0	1,673	826	197	0	0	1,023	650
Assets under construction and prepayments made	0	2,942	0	0	2,942	0	0	0	0	0	2,942
Subtotal	5,031	11,156	462	1,922	17,647	2,976	493	82	1,661	5,048	12,599

Leased products	6,030	1,900	441	(1,922)	5,567	2,786	990	265	(1,661)	1,850	3,717

Total	11,061	13,056	903	0	23,214	5,762	1,483	347	0	6,898	16,316

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Property, plant and equipment (Continued)

        In December 2013, voxeljet purchased land, two production halls, and one building under construction in Friedberg, Germany for a total purchase price of €10.0 million. One of the production halls was previously leased by voxeljet from the seller; the lease was terminated as of December 31, 2013. The construction of the administrative building was completed by the end of March 2014. The relocation into the new building occurred in April 2014. In 2013, the Company was committed to purchase additional land for €0.6 million. Regarding this obligation, an amount of €0.2 million was paid in the second quarter of 2014.

        No impairments of non-financial assets were recorded within the respective years.

        In total, the Company has entered into sale and leaseback transactions for 17 self-produced 3D printers, which were sold to banks and leased back with the intention to be used in the Services segment for the purpose of producing custom-ordered printed products and to sell them to customers as used printers. As of December 31, 2014, the Company has seven active leasing contracts compared to ten in 2013. In 2014, three contracts were terminated, the 3D printers were repurchased from the lessor and transferred from leased products to plant and machinery in the table above.

        In 2014, there were no sale and leaseback transactions. In 2013 and 2012, the Company entered into sale and leaseback transactions for four and two self-produced 3D printers with sales proceeds of kEUR 1,900 and kEUR 776, respectively. In connection with these transactions the Company sold 3D printers with manufacturing costs of kEUR 851 and kEUR 266 in 2013 and 2012, respectively. The gain from the sale of kEUR 1,049 and kEUR 510 was deferred and is amortized over the respective lease term. Three of the 3D printers are used in the Services segment and one was leased to a customer under an operating lease.

        Leases of 3D printers are non-cash transactions for purposes of the cash flow statement.

        In connection with the sale of refurbished 3D printers to customers, the Company early terminated three finance lease in 2014 and one in 2013 and repurchased the 3D printer from the lessor. One other refurbished printer that had been carried as property, plant and equipment was sold to a customer in 2014.

        In 2013 and 2014, no additional finance leases for property, plant and equipment were agreed.

12. Financial liabilities

        Financial liabilities consist of the following: bank overdrafts and lines of credit, long-term debt, finance lease obligations and derivatives.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Financial liabilities (Continued)

Bank overdrafts and lines of credit

        The Company has lines of credit with several banks to fund working capital requirements. The following table provides relevant details:

Bank overdrafts and lines of credit

				Year Ended December 31, 2014
	Interest rate	Nominal Value
			Termination	Carrying amount
	(€ in thousands, except interest rate and termination)
1	3.51%	750	12/31/2015	—
2	6.50%	250	—	—
3	5.75%	50	—	—
4	6.50%	150	—	—
5	3.25%	495	03/30/2015	448

		1,695	Total	448

        At December 31, 2014 the Company had €1.3 million unused credit lines with committed amounts of €1.7 million.

Long-term debt

        In September 2009, voxeljet entered into a fixed rate loan agreement with LfA Foerderbank Bayern to receive funding for research into high-speed 3D printing technology. This loan was granted at favorable terms, including an interest-free period through June 2011 and a stated interest rate of 2.8% for the remaining term, which was deemed to be below market at the inception of the loan (based on the Company's credit spread of 3.05% and the 3-month EURIBOR rate). The loan was repaid in 2014.

        In July 2010, the Company entered into a €0.7 million loan agreement due June 30, 2016. This loan was repaid in 2014.

        In December 2010, the Company entered into a €0.6 million loan agreement due September 30, 2017. Interest is payable at a fixed rate of 5.38%. Payments of kEUR 20 are due quarterly. At December 31, 2014 and 2013, the loan had a balance of €0.2 million and €0.3 million, respectively.

        In June 2014, the Company entered into a €0.8 million loan agreement due April 30. 2020. Interest is payable at a fixed rate of 3.27%. Payments of kEUR 12 are due monthly. At December 31, 2014, the loan had a balance of €0.7 million.

Finance lease obligations

        voxeljet finances part of its production machinery and associated equipment by means of sale and leaseback transactions, expiring in various years through 2019. Please refer to Note 23 'Leases' below for detailed information.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Financial liabilities (Continued)

        The following table shows the maturity profile of voxeljet's financial liabilities based on contractual undiscounted payments:

MATURITIES OF FINANCIAL LIABILITIES

12/31/2014

					Remaining term
	Carrying amount
				Gross cash outflow		1 - 5 years	> 5 years
	Current	Non-current	Total		< 1 year
	(€ in thousands)
Bank overdrafts and lines of credit	448	0	448	448	448	0	0
Long-term debt	203	752	955	1,042	236	733	73
Finance lease obligations	590	1,511	2,101	2,276	673	1,603	0
Total financial liabilities	1,241	2,263	3,504	3,766	1,357	2,336	73

12/31/2013

					Remaining term
	Carrying amount
				Gross cash outflow		1 - 5 years	> 5 years
	Current	Non-current	Total		< 1 year
	(€ in thousands)
Bank overdrafts and lines of credit	583	175	758	758	583	175	—
Long-term debt	374	1,133	1,507	1,730	430	1,208	92
Finance lease obligations	965	2,555	3,520	3,801	1,110	2,627	64
Total financial liabilities	1,922	3,863	5,785	6,289	2,123	4,010	156

13. Other liabilities and provisions

        Other liabilities and provisions include accruals for tax, warranties and personnel expenses. Accruals for tax comprise VAT payables and other taxes. Accruals for personnel expense relate to social security, performance-related bonuses, LTCIP, outstanding vacation entitlements, and compensation to employees for inventions.

        voxeljet has a Long-Term Cash Incentive Plan ("LTCIP") that provides for cash awards to non-executive employees. Under the plan, which was announced on October 2, 2013, the Company may grant individual award units of EUR 5,000 each up to a total maximum amount of 10% of the net proceeds received by the Company upon closing of the initial public offering of shares. An initial grant of 684 award units was made to participants on October 2, 2013. The vesting of the awards occurs during three separate performance periods, with 20% of the awards vesting in the first performance period ended December 31, 2013, 40% of the awards vesting in the second performance period ending December 31, 2015, and the remaining 40% vesting in the third performance period ending December 31, 2017. Vesting of the awards during the first performance period was subject to a revenue growth target and the successful completion of the initial public offering. Both conditions for the first performance period, (revenue target and the successful initial public offering of voxeljet were met as of December 31, 2013. Therefore the awards regarding the first performance period were paid in 2014. Vesting of the awards during the second and third performance periods is subject to performance and market conditions, including revenue growth and increase in share price of the ADSs compared to the initial public offering price per ADS. In determining the fair value of the liability for the LTCIP, the Company estimates a probability of achievement of the target of 80% based on the performance and development of the Company's share price and considering the current market conditions. Moreover, management expects a turnover rate of 5.0% based on past experience (2013: 5.8%). The awards are nontransferable during the vesting periods. There were no new grants in 2014.

        The provision and other liabilities for vested LTCIP awards as of December 31, 2014 based on probability assumptions were €0.7 million (2013: €0.9 million).

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Other liabilities and provisions (Continued)

        The customer deposits included within other liabilities amount to €0.3 million and €0.9 million as of December, 2014 and 2013, respectively.

        Within the other liabilities and provisions at December 31, 2014 are also included liabilities from VAT (€0.1 million; in 2013: none), employee bonuses (none in 2014; €0.4 million in 2013), accruals for management compensation (€0.1 million in 2014; €0.3 million in 2013, accruals for vacation and overtime (€0.1 million in 2014; €0.1 million in 2013) and accruals for licenses (€0.1 million in 2014; €0.1million in 2013).

	January 1, 2014	Usage	Addition	December 31, 2014
	(€ in thousands)
Personnel expenses	235	0	657	892
Warranties	25	25	47	47
Total	260	25	704	939

        In 2014, 2013, and 2012 product warranty expense amounted to kEUR 47, kEUR 25 and kEUR 17, respectively, and was included in the cost of sales. The personnel expenses provision mainly comprises of the LTCIP.

14. Financial instruments

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy defines the following levels:

  •
  Level 1: Quoted prices of the respective financial asset or financial liability in active markets

  •
  Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

  •
  Level 3: Input parameters not based on observable market data

        Under IAS 39 there are four categories of financial assets:

    (I) A financial asset or financial liability at fair value through profit or loss
    (II) Held-to-maturity investments
    (III) Available-for-sale financial assets
    (IV) Loans and receivables

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Financial instruments (Continued)

        The following tables list the carrying values and fair values of all financial instruments held by voxeljet:

12/31/2014	I.	II.	III.	IV.	Fair Value	Level
Assets
Non-current assets
Financial assets (restricted cash)	—	—	—	247	247	Level 1
Current assets
Trade receivables	—	—	—	3,148	3,148	Level 1
Financial assets (customer loan)	—	—	—	1,074	1,079	Level 1
Financial assets (bond funds)	—	—	40,068	—	40,068	Level 1
Cash and cash equivalents				8,031	8,031	Level 1
Liabilities
Non-current liabilities
Financial liabilities (long-term debt)	—	—	—	752	750	Level 2
Financial liabilities (finance lease obligation)	—	—	—	1,511	1,515	Level 2
Current liabilities
Financial liabilities (bank overdraft)	—	—	—	448	448	Level 1
Financial liabilities (long-term debt)	—	—	—	203	198	Level 2
Financial liabilities (finance lease obligation)	—	—	—	590	593	Level 2
Trade payables	—	—	—	2,326	2,326	Level 1

12/31/2013	I.	II.	III.	IV.	Fair Value	Level
Assets
Non-current assets
Financial assets (customer loans)	—	—	—	1,219	1,209	Level 2
Financial assets (restricted cash)	—	—	—	342	342	Level 1
Current assets
Trade receivables	—	—	—	1,003	1,003	Level 1
Financial assets (customer loan)	—	—	—	469	461	Level 2
Financial assets (restricted cash)	—	—	—	275	275	Level 1
Cash and cash equivalents				33,459	33,459	Level 1
Liabilities
Non-current liabilities
Financial liabilities (bank overdraft)	—	—	—	175	175	Level 1
Financial liabilities (long-term debt)	—	—	—	1,133	1,159	Level 2
Financial liabilities (finance lease obligation)	—	—	—	2,555	2,561	Level 2
Current liabilities
Financial liabilities (bank overdraft)	—	—	—	583	583	Level 1
Financial liabilities (long-term debt)	—	—	—	374	414	Level 2
Financial liabilities (finance lease obligation)	—	—	—	965	988	Level 2
Trade payables	—	—	—	1,502	1,502	Level 1

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Financial instruments (Continued)

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

15. Revenues

        In the respective years, voxeljet's revenues were generated in the following geographical regions:

REVENUES BY GEOGRAPHICAL REGION

	Year Ended December 31,
	2014	2013	2012
	(€ in thousands)
EMEA	10,571	11,286	7,404
Asia Pacific	4,306	142	958
Americas	1,286	260	349
Total	16,163	11,688	8,711

        In 2014 and 2012 no customer represented 10% or more of total revenue. In 2013 the Company had one customer with 13% of total revenues in 2013.

        In 2014, on two occasions, the Company has provided loans to two customers to cover a portion of the purchase price of a 3D printer. The Company recognized revenue from the sale of these 3D printers upon acceptance by the customer at the fair value of the consideration received which comprises cash and the loan.

        In September 2013, the Company recognized revenue of €0.8 on the sale of two new 3D printers to a customer in exchange for consideration consisting of €0.6 cash and €0.2 in research services to be received. The revenue recognized represents the fair value of the 3D printers sold determined by reference to the average discount off list price for such printers.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Cost of sales

        Cost of sales includes cost of material, purchased services, cost for finished goods and allocated indirect costs related to production.

COST OF SALES

	Year Ended December 31,
	2014	2013	2012
	(€ in thousands)
Personnel expenses	(4,287)	(3,133)	(2,215)
Material costs	(3,440)	(2,176)	(1,299)
Depreciation	(1,692)	(1,145)	(956)
Rental expense	(419)	(591)	(487)
Total	(9,838)	(7,045)	(4,957)

17. Other operating income and expense

        Other operating income includes primarily government grants received for ongoing research and development projects and the recognition of the gain on sale and leaseback transactions upon release from deferred income.

        The details of other operating income are presented in the table below:

OTHER OPERATING INCOME

	Year Ended December 31,
	2014	2013	2012
	(€ in thousands)
Government grant income	208	260	436
Amortization of gain on sale and leaseback transactions	399	546	362
Recognition of deferred income due to early termination of sale and leaseback transactions	401	—	—
Reimbursement of transaction costs	86	—	—
Other	290	88	24

Total	1,384	894	822

OTHER OPERATING EXPENSES

        In 2014, other operating expense amounts to kEUR 101 compared to kEUR 583 in 2013 and kEUR 62 in 2012. In 2013, other operating expenses include kEUR 557 of expenses related to the initial public offering.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Financial result

        For the periods 2014, 2013 and 2012, the financial result is mainly driven by interest expense on finance leases, bank overdrafts and drawings under credit lines and long-term debt.

	Year Ended December 31,
	2014	2013	2012
	(€ in thousands)
Interest expense	(472)	(380)	(363)
Finance lease obligations	(114)	(198)	(224)
Bank overdrafts and lines of credit	(37)	(80)	(27)
Long-term debt	(195)	(73)	(112)
Other	(126)	(29)	—
Interest income	299	37	18
Payout of bond funds	201	—	—
Customer loans	50	18	13
Other	48	19	5

Financial result	(173)	(343)	(345)

19. Income taxes

        Income taxes consist of the following:

Income tax (expense) benefit

	Year Ended December 31,
	2014	2013	2012
	(€ in thousands)
Current tax (expense) benefit	—	—	(137)
Deferred tax (expense) benefit	32	(358)	21

Total	32	(358)	(116)

        In 2014 and 2013, deferred tax (expense) benefit results from changes in deferred tax assets and liabilities on temporary differences.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Income taxes (Continued)

  Deferred tax assets and liabilities

        The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	Year Ended December 31,
	2014		2013
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	(€ in thousands)
Trade receivables	—	(13)	18	(6)
Other receivables and current assets	—	—	52	(14)
Property, Plant & Equipment	53	(664)	—	(1,052)
Current deferred income	106	—	167	—
Other current financial liabilities	165	—	270	—
Current financial assets	—	(80)	—	—
Other current liabilities and provisions	—	—	—	(35)
Non-current deferred income	211	—	375	(8)
Non-current financial liabilities	423	(16)	715	(23)
Non-current financial assets	—	(17)	—	—
Intangible assets	—	(213)	—	—
Valuation allowance	(168)	—	(459)	—
Tax assets (liabilities)	790	(1,003)	1,138	(1,138)
Set off of tax	(790)	790	(1,138)	1,138

Net tax	—	(213)	—	—

        At December 31, 2014 voxeljet AG had gross loss carry-forwards for corporation tax and trade tax losses of kEUR 8,199 and kEUR 8,031, respectively for which no deferred taxes have been recognized. These tax losses can be carried forward without restriction for future offset against taxable profits. In addition, there are foreign tax loss carry-forwards of kEUR 1,660.

        In addition, a valuation allowance of kEUR 168 on net deferred tax assets related to sale and leaseback transactions was recorded in 2014.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Income taxes (Continued)

Reconciliation of profit before income taxes to income tax

        The reconciliation between profit before income taxes and income tax benefit (expense) is as follows:

RECONCILIATION OF INCOME TAX BENEFIT (EXPENSE)

	Year Ended December 31,
	2014	2013	2012
	(€ in thousands)
Profit (Loss) before tax	(4,364)	(2,356)	328
Tax expense at prevailing statutory rate (28%)	1,222	660	(92)
Non-deductible expenses	(25)	(23)	(15)
Tax-rate related differences	(44)	—	—
Unrecognized temporary differences and tax losses	(1,121)	(995)	(9)

Income tax benefit (expense)	32	(358)	(116)

20. Personnel expenses

        Personnel expenses included in cost of sales, research and development, selling and administrative expenses comprise:

PERSONNEL EXPENSES

	Year Ended December 31,
	2014	2013	2012
	(€ in thousands)
Wages and salaries	5,505	3,850	2,797
LTCIP	412	729	—
Social security contributions	1,050	930	591

Total	6,967	5,509	3,388

21. Segment reporting

        voxeljet operates in two reportable segments—Systems and Services—which reflect the internal organizational and management structure according to the distinct nature of the two businesses. The Systems business derives its revenues from the manufacture of 3D printers, and the Services business provides custom-ordered printed product to customers.

        The measurement principles used by voxeljet in preparing this segment reporting are also the basis for segment performance assessment. The Chief Executive Officer of voxeljet acts as a chief operating decision maker. As a performance indicator, the chief operating decision maker monitors the performance by the Company's revenues and gross profit.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Segment reporting (Continued)

        The following table summarizes segment reporting for each of the reporting periods ended December 31. As management's controlling instrument is mainly revenue-based, the reporting information does not include a detailed breakdown of all assets and liabilities by category. The sum of the amounts for the two segments equals the total for the Company in each of the years.

SEGMENT REPORTING

	Year Ended December 31,
	2014		2013		2012
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	9,057	7,106	6,343	5,345	3,464	5,247
Gross profit	3,301	3,024	2,505	2,138	1,399	2,355
Gross profit in %	36.4%	42.6%	39.5%	40.0%	40.4%	44.9%
PPE	7,322	12,144	4,913	11,403	854	4,445
Trade receivables	1,055	2,093	558	445	189	436
Trade payables	1,031	1,295	632	870	318	242
Depreciation and amortisation (excl. Intangible assets)	425	1,503	174	1,309	229	1,107

        Systems revenues include revenues from the sales of used 3D printers of kEUR 393, kEUR 300 and kEUR 500 for the years ended December 31, 2014, 2013 and 2012 respectively.

        As of December 31, 2014, more than 80% of all property, plant and equipment assets were located in Germany. In 2013 and 2012, all non-current assets were located at Germany.

22. Financial risk management

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

Foreign exchange risk

        For the year ended December 31, 2014, voxeljet generated 43.7% of its revenues in the eurozone. Additionally, the majority of the Company's sourcing transactions are also transacted in Euros in that zone. The Company had USD 5.3 million and GBP 0.8 million in foreign currency accounts, that are subject to foreign exchange risk as of December 31, 2014. Those foreign currency funds are used to finance the expansion in the UK and North American market.

        The Company invoiced 90% in 2014 and 100% in 2013 of the total revenue in Euro and therefore the Company considers the current currency risk as minor.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Financial risk management (Continued)

Interest rate risk

        voxeljet's principal interest-bearing positions are liabilities for bank borrowings and finance lease obligations. These liabilities are entirely at a fixed interest rate. As such, changes in market interest rates have no effect on future interest expenses.

Credit risk

        Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables and customer loans) and from its financing activities, including deposits with banks and financial institutions. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables. As of December 31, 2014 and 2013, there are three customer loans amounting to €1.1 million and €1.5 million, respectively. To mitigate the credit risk associated with these loans, the Company considers several aspects. Before a customer receives a loan, the Company obtains relevant information about the customer. Such information includes the business model as well as the commercial context of the customer. In addition to that, the Company considers available financial disclosure about the customer. After granting a customer loan, the Company monitors the timely payment by the customer. In addition, the Company retains title to the 3D printer sold to a customer until all consideration is received.

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

23. Capital management

        Equity is monitored by the Company using financial ratios. The equity used as a basis for determining the equity ratio corresponds to the equity disclosed in the Statement of Financial Position.

        Part of the capital management strategy is to reduce the number of sale and leaseback transactions for 3D printing equipment used in the production of printed product for customers. As a result of the increased liquidity, a part of the lease contracts will be terminated. In addition, the Company plans to reduce other financial debt.

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Capital management (Continued)

        voxeljet's capital structure as of the end of the reporting periods 2014 and 2013 was as follows:

CAPITAL STRUCTURE

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Equity	71,300	45,400
Share of total equity and liabilities	87.9%	78.4%
Current financial liabilities	1,241	1,922
Non-current financial liabilities	2,263	3,863
Total financial liabilities	3,504	5,786
Share of total equity and liabilities	4.3%	10.0%

Total equity and liabilities	81,095	57,916

24. Leases

Finance leases

        Future minimum lease payments under financing lease arrangements at the end of the considered reporting periods are as follows:

PRESENT VALUE OF MINIMUM LEASE PAYMENTS

	Year Ended December 31, 2014
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
	(€ in thousands)
due within 1 year	658	(81)	577
due between 1 and 5 years	1,572	(91)	1,481
due in more than 5 years	—	—	—

Total	2,230	(172)	2,058

	Year Ended December 31, 2013
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
	(€ in thousands)
due within 1 year	1,110	(144)	966
due between 1 and 5 years	2,627	(136)	2,491
due in more than 5 years	64	(1)	63

Total	3,801	(281)	3,520

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Leases (Continued)

Operating Leases

Lessee

        The estimated payment schedule regarding operating leases is as follows:

OPERATING LEASE OBLIGATIONS

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Less than 1 year	479	137
1 to 5 years	1,399	84
Over five years	—	—

Total	1,878	221

        Operating lease expenses were kEUR 348, kEUR 377 and kEUR 371 in the financial years 2014, 2013 and 2012, respectively. The operate lease expenses are primarily related to the rental agreements for real estate regarding our foreign operations.

Lessor

        voxeljet leased three of its self-produced 3D printers to customers. Under the lease contracts, voxeljet bears a majority of the substantial risks and rewards of the underlying assets.

Operating lease payments receivable for subleases

	Year Ended December 31,
	2014	2013
	(€ in thousands)
Less than 1 year	157	126
1 to 5 years	183	126
Over five years	—	—

Total	340	252

        The operating lease income was kEUR 169, kEUR 126 and kEUR 96 in the financial years 2014, 2013 and 2012, respectively.

25. Commitments, contingent assets and liabilities

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

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26. Related party transactions

        Related party transactions at voxeljet mainly comprise transactions with individuals on the Management Board and Supervisory Board.

        Key management is defined as those individuals having authority and responsibility for planning, directing and control-ling the activities of the Company within their function and within the interest of the Company.

        The following table presents the amount and components of Management Board compensation:

MANAGEMENT COMPENSATION

	Year Ended December 31,
	2014	2013	2012
	(€ in thousands)
Fixed compensation	504	352	168
Variable compensation	56	250	55
Total	560	602	223

        Management Board remuneration currently consists of a fixed monetary remuneration, other fixed benefits (including Company car allowances and contributions to a direct contribution plan), and a variable bonus.

        At December 31, 2014 and 2013, amounts of kEUR 276 and kEUR 250 were accrued for Management Board compensation.

        voxeljet's Chief Executive Officer has agreed to personally guarantee EUR 75,000 of a loan from Bayerische Hypo- und Vereinsbank AG, Munich, Germany, to the Company. Three of the shareholders of voxeljet pursuant to an agreement, dated September 1, 2010, have each agreed to reimburse the Chief Executive Officer EUR 18,750 in case voxeljet defaults on the loan and the Chief Executive Officer is required to pay any sums under his personal guarantee. The Company pays an interest rate of 6.00% per annum on the guaranteed amount to each guarantor. The guarantee and the agreement with the shareholders were terminated in March 2014.

Transactions with related parties

        A related party relationship could have an effect on the profit and loss and financial position of the Company. Defined as related parties are individuals or other third parties with whom voxeljet has common control relationships.

OTHER RELATED PARTIES

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Owner	10/01/2003 - Current
Prof. Dr. Joachim Heinzl, Munich	Owner	05/01/1999 - Current
AleSta Beteiligungs GmbH, Augsburg	Owner	06/01/2009 - Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999 - Current

voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26. Related party transactions (Continued)

        The main transactions with other related individuals were the following:

        Franz Industriebeteiligungen AG, Augsburg, Germany, is owned by Mr. Rudolf Franz who worked as an external consultant at voxeljet until June 30, 2013. Since July, 1, 2013, he has been the Chief Financial Officer of voxeljet AG. For his external consulting services, Franz Industriebeteiligungen AG, received compensation on a regular basis which was split into a fixed and variable component, amounted to the following: kEUR 99 (kEUR 70 fixed and kEUR 29 variable) for 2013, kEUR 151 (kEUR 117 fixed; kEUR 34 variable) for 2012. Other transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2, in each of 2014, 2013 and 2012. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amount to kEUR 2 in each of 2014, 2013 and 2012.

        Further, voxeljet acquired goods amounting to kEUR 29, kEUR 20, and kEUR 14 in 2014, 2013 and 2012 from 'Schlosserei und Metallbau Ederer', which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

27. Equity transactions

        On July 2, 2013, the shareholders of Voxeljet Technology GmbH formed a new entity named VXLT 2013 AG with a nominal share capital of kEUR 50. Upon formation, the new entity's equity consisted of 50,000 ordinary shares with no par value and a stated value of one Euro (EUR 1) and each shareholder owned the same proportionate interest as in Voxeljet Technology GmbH.

        Effective September 12, 2013, the Voxeljet Technology GmbH was merged into VXLT 2013 AG upon registration of the merger in the commercial register of the surviving entity, VXLT 2013 AG. Concurrent with the effectiveness of the merger, VXLT 2013 AG changed its name to voxeljet AG.

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

        On October 23, 2013, the Company's registration statement on Form F-1 (File No. 333-191526) of 7,475,000 American Depositary Shares ("ADSs") at a public offering price of USD 13.00 per ADS became effective. Of the 7,475,000 ADSs sold in the public offering, 5,600,000 were sold by the Company and 1,875,000 were sold by its shareholders (the "Selling Shareholders"). As a result of the offering, the Company received net proceeds of approximately USD 64.5 million, or approximately EUR 46.8 million, after deducting underwriting discounts and commissions and EUR 2.2 million in offering costs.

        On April 16, 2014, we completed a follow-on offering of 3,000,000 ADSs at a public offering price of USD 15.00 per ADS. Net proceeds from the follow-on offering to the Company were approximately USD 41.4 million. On April 24, 2014, the underwriters in the follow-on offering purchased 450,000 voxeljet AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. Equity transactions (Continued)

ADSs from certain of the Company's shareholders (the "Selling Shareholders") pursuant to the overallotment option they were granted in the follow-on offering. The net proceeds to the Selling Shareholders were approximately USD 6.4 million, or approximately EUR 4.6 million. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

        At December 31, 2014, 3,720,000 ordinary shares were issued and outstanding.