Form 20-F
period 2015-12-31
voxeljet AG
filed 2016-04-01
CIK 1582581

Use these links to rapidly review the document

voxeljet AG INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

None
(Title of Class)

            Securities registered for which there is a reporting obligation pursuant to Section 15(d) of the Act.

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

i

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

  •
  our ability to manage the expansion of our operations effectively in difficult market environments like India and China;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        We present below our selected historical financial and operating data as of and for each of the years in the five-year period ended December 31, 2015. The financial data have been derived from our financial statements which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial statements as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 are included elsewhere in this annual report. Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with "Item 5. Operating and Financial Review and Prospects," and our financial statements and related notes, each included elsewhere in this annual report.

Statement of Comprehensive Income (Loss) Data:

	Year Ended December 31,
	2015	2015	2014	2013	2012	2011
	($ in thousands, except share and per share data)(1)	(€ in thousands, except share and per share data)
Revenues	$26,131	€24,064	€16,163	€11,688	€8,711	€7,257
Cost of sales	18,620	17,147	9,838	7,045	4,957	4,337

Gross profit	7,511	6,917	6,325	4,643	3,754	2,920
Selling expenses	7,517	6,922	3,746	2,640	1,510	1,160
Administrative expenses	5,623	5,178	4,026	1,676	758	670
Research and development expenses	5,940	5,470	4,027	2,651	1,573	1,313
Other operating expenses	964	888	101	583	62	140
Other operating (income)	(2,313)	(2,130)	(1,384)	(894)	(822)	(831)

Operating profit (loss)	(10,219)	(9,411)	(4,191)	(2,013)	673	468
Finance expense	301	277	472	380	363	389
Finance income	(172)	(158)	(299)	(37)	(18)	(5)

Financial result	129	119	173	343	345	384

Net profit (loss) before income taxes	(10,349)	(9,530)	(4,364)	(2,356)	328	84
Income tax expenses (benefit)	69	64	(32)	358	116	41
Profit (loss)	$(10,418)	€(9,594)	€(4,332)	€(2,714)	€212	€43

Other comprehensive (income)	$257	€237	€1	—	€(1)	€(4)

Total comprehensive income (loss)	$(10,675)	€(9,831)	€(4,333)	€(2,714)	€213	€47

Earnings (loss) per share	$(2.80)	€(2.58)	€(1.22)	€(1.21)	€0.11	€0.02
Weighted average number of ordinary shares outstanding	3,720,000	3,720,000	3,555,616	2,252,000	2,000,000	2,000,000

Statement of Financial Position Data:

	Year Ended December 31,
	2015	2015	2014	2013	2012	2011
	($ in thousands)(1)	(€ in thousands)
Cash and cash equivalents	$2,265	€2,086	€8,031	€33,459	€301	€498
Inventories	8,515	7,841	5,247	3,641	2,806	2,011
Fixed assets	23,220	21,383	19,466	16,316	5,299	5,347
Current financial assets	34,473	31,746	41,142	744	108	39
Total assets	76,143	70,120	81,095	57,916	10,738	9,768
Total liabilities	9,394	8,651	9,795	12,516	9,520	8,763
Equity	66,749	61,469	71,300	45,400	1,218	1,005

Other Data:

	2015	2015	2014	2013	2012	2011
	($ in thousands, except 3D printers sold and per share data)(1)	(€ in thousands, except 3D printers sold and per share data)
EBITDA(2)	$(6,981)	€(6,429)	€2,048	$(520)	€2,016	€1,714
Earnings (loss) per ADS(3)	$(0.56)	€(0.52)	€(0.24)	€(0.24)	€0.02	€0.00
3D printers sold(4)	18	18	14	9	6	3

(1)
Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.0859 per euro, the exchange rate on December 31, 2015. See "Exchange Rate Information" below.

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

The following table reconciles profit (loss) to EBITDA for the periods presented:

	Year Ended December 31,
	2015	2015	2014	2013	2012	2011
	($ in thousand)(A)	(€ in thousands)
Profit (loss)	$(10,418)	€(9,594)	€(4,332)	$(2,714)	€212	€43
Income tax expenses (benefit)	69	64	(32)	358	116	41
Financial result	129	119	173	343	345	384
EBIT	(10,219)	(9,411)	(4,191)	(2,013)	673	468
Depreciation and amortization	3,238	2,982	2,143	1,493	1,343	1,246

EBITDA	€(6,981)	€(6,429)	€(2,048)	€(520)	€2,016	€1,714

(A)
Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.0859 per euro, the exchange rate on December 31, 2015. See "Exchange Rate Information" below.
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

Year Ended December 31,	High	Low	Average	Year end
2011	1.4875	1.2926	1.4002	1.2973
2012	1.3463	1.2062	1.2909	1.3186
2013	1.3816	1.2774	1.3303	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015	1.1025	1.0573	1.1096	1.0859

Month Ended	High	Low	Average	Month end
September 2015	1.1358	1.1104	1.1229	1.1162
October 2015	1.1437	1.0963	1.1228	1.1042
November 2015	1.1026	1.0562	1.0727	1.0562
December 2015	1.1025	1.0573	1.0889	1.0859
January 2016	1.0964	1.0743	1.0855	1.0832
February 2016	1.1362	1.0868	1.1092	1.0868
March 2016 (through March 18, 2016)	1.1316	1.0845	1.1068	1.1292

        The noon buying rate of the Federal Reserve Bank of New York for the euro on March 18, 2016 was €1.00 = USD 1.1292.

        Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros into U.S. dollars at an exchange rate of $1.0859 per euro, the exchange rate on December 31, 2015.

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

        Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. A significant portion of our 3D printer orders are typically received during the second and fourth quarters of the fiscal year as a result of the timing of capital expenditures of our customers. Our 3D printers typically are shipped the next half year after an order is received. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. We also typically experience weaker demand for our 3D printers in the first and third quarters. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. Until our business grows more significantly, the timing of individual printer sales, because of the cost of our largest printers, can have meaningful effects on and result in fluctuations in our quarterly results. You should not rely on our past results as an indication of our future performance.

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

  •
  general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

  •
  changes in accounting rules and tax laws; and

  •
  changes in interest rates that affect returns on our cash balances and short-term investments.

Our margins and EBIT may fluctuate.

        Margines in both our Systems and Services segments and our EBIT may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are beyond our control. To pursue our growth strategy, we have expanded by establishing operations in different countries. While those subsidiaries are in the start-up phase, we may not be able to achieve our desired gross margin and EBIT targets for those subsidiaries. This may lead to a weaker margin and EBIT contribution from these subsidiaries to us.

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

        We have expanded our operations significantly in recent periods, including both our German and U.S. operations, and our business plan calls for further expansion over the next several years, including into Asia and North America. Our expansion in Asia is proceeding through the establishment of our new subsidiaries in India and China. The legal, market and cultural environment in both India and China represent challenges for our management. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve our planned broadening of our product offerings and client base, improvements in our 3D printers and materials used in our 3D printers, and our ongoing international growth. In particular, we must increase our marketing and services staff to support new marketing and service activities and to meet the needs of both new and existing customers. Our ability to successfully increase our marketing efforts is not guaranteed, and if we are not able to successfully increase our marketing efforts, we may not be able to grow our business as intended. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may not be able to achieve our anticipated level of growth, which would adversely affect our results of operations.

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

        Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 71%, 71%, and 62% of our total sales in 2015, 2014, and 2013, respectively. We currently have subsidiaries in China, India, the UK and the United States. One of our growth strategies is to further pursue opportunities for our business in several areas around the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

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

        Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. Currency exchange rate fluctuations have had an impact on our operations because voxeljet AG provided intercompany loans to its subsidiaries in foreign currency. As we realize upon our strategy to expand internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period.

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

        While we currently have no specific plans to acquire any other businesses, we may, in the future, engage in joint ventures with or make acquisitions of, or investments in, companies that we believe have products or capabilities that are a strategic or commercial fit with our current business or otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

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

        The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end users of our products. The prospects for economic growth in Europe, the United States and other countries remain uncertain and may cause end users to further delay or reduce technology purchases. In particular, a substantial portion of our sales are made to customers in countries in Europe, which has recently experienced a significant economic crisis. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

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

        We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. In 2014, we launched a project to implement a new ERP-system in the areas of accounting and control, which was completed on January 1, 2015 and enables us to perform our bookkeeping more efficiently and to run detailed analyses and evaluations regarding our revenues, expenses and profitability. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations and provide service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. Although we take steps to secure our IT systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

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

        Customers may use our 3D printers to print parts that could be used in a harmful way or could otherwise be dangerous. For example, there have been recent news reports that 3D printers were used to print guns or other weapons. We have little, if any, control over what objects our customers print using our 3D printers, and it may be difficult, if not impossible, for us to monitor and prevent customers from printing weapons with our 3D printers. While we have never printed weapons in any of our service centers, there can be no assurance that we will not be held liable if someone were injured or killed by a weapon printed by a customer using one of our 3D printers.

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

        We manufacture our machines at our facility in Germany. We currently operate on-demand parts service centers located in Germany, the United Kingdom, the United States of America and plan to operate in other locations in the future. If the operations of these facilities are materially disrupted, whether by natural disasters, demonstrations, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenues on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our results of operations.

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

        We have exclusive and non-exclusive license rights to certain patents that we utilize in the industrial market. Some of these patents have already expired, and others will expire within the next one to three years. We cannot adequately estimate the effect that the expiration of these patents will have upon the entrance or advancement of other additive manufacturing manufacturers into the industrial market. See "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

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

        Certain of our past and present employees were previously employed at other additive manufacturing companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non- disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. We are not aware of any threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. As we expand our operations into the United States and elsewhere, we may face similar claims with regard to our future employees in these countries.

Certain of our employees and patents are subject to German law.

        The majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees' Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or ex- employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management's time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees' Inventions, certain employees retained rights to patents they invented or co-invented prior to 2009. Although most of these employees have subsequently assigned their interest in these patents to us, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees' Inventions, our results of operations could be adversely affected.

If we fail to comply with our obligations under our intellectual property- related agreements, we could lose rights that are important to our business or be subject to restrictions on the conduct of our business.

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

        As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2016. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2015, approximately 5% of our assets were located in the United States, although this may increase as we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We are required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report annually on the effectiveness of our internal control over financial reporting. This assessment requires disclosure of any material weaknesses in our internal control over financial reporting identified by our management. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

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

We have identified a material weakness in the design and operations of controls over non-standard transactions which could, if not remediated, result in material misstatements in our financial statements.

        In connection with the preparation of our financial statements as of December 31, 2015, we concluded there is a material weakness in the design and operations of controls over non-standard transactions including significant unusual transactions which are not reviewed in sufficient detail by personnel with appropriate technical expertise to ensure that the accounting treatment in accordance with IFRS is appropriate. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. See "Item 15. Controls and Procedures."

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

        As a company whose ADSs commenced trading in the United States in October 2013, we incur significant legal, accounting, insurance and other expenses that we did not incur before going public. In addition, the Sarbanes Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the New York Stock Exchange have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel must devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our supervisory board or its committees or on our management board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

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

        On February 5, 2014, our U.S. subsidiary, voxeljet America Inc. ("voxeljet America"), was incorporated in Delaware. voxeljet America is headquartered in our leased facility near Detroit, Michigan and conducts our North American operations. We began printing on-demand parts at the facility in the first quarter of 2015.

        On April 16, 2014, we completed a follow-on offering of 3,000,000 ADSs at a public offering price of $15.00 per ADS. Net proceeds from the follow- on offering to the Company were approximately $41.4 million. On April 24, 2014, the underwriters in the follow-on offering purchased 450,000 ADSs from certain of the Company's shareholders (the "Selling Shareholders") pursuant to the overallotment option they were granted in the follow-on offering. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

        On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited ("Propshop"), which became voxeljet UK Ltd. ("voxeljet UK"), a wholly-owned subsidiary of the Company, supporting the film and entertainment industry as well as the consumer market for on-demand 3D printing services. Following a review of the financial performance of voxeljet UK and the current market environment, management decided in October 2015 to focus voxeljet UK's activities on selling high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. As a result, the Company entered into an agreement in November 2015 with an investor group that includes the founder of Propshop to sell certain assets of voxeljet UK supporting certain business lines that serve customers in the film and entertainment industry, transfer certain employees and contractual arrangements and settle obligations under the earnout and employment agreement that was entered into with the managing director in connection with our acquisition of voxeljet UK.

        On November 30, 2015, we established our subsidiary voxeljet India Pvt. Ltd ("voxeljet India") to pursue opportunities in the industrial 3D printing market in India. voxeljet India is headquartered in the city of Pune, a large automotive and manufacturing center near Mumbai. Similar to the already established voxeljet subsidiaries, we plan to establish a service center for the on-demand manufacture of 3D-printed molds within the next 18 months. The new Indian subsidiary will also support selling activities related to the sale of 3D printers in the South Asian market. The capitalization of voxeljet India shall be INR 20.0 million (€0.3 million). On January 21, 2016, we injected approximately two-thirds of the required capital, amounting to INR 13.3 million (€0.2 million).

        On December 1, 2015, we signed a definitive agreement to form a joint venture with Suzhou Meimai Fast Manufacturing Technology Co., Ltd. ("Meimai") to pursue opportunities in the industrial 3D printing market in China. Among the indirect shareholders of Meimai are MK Technology GmbH ("MK Technology") and Metang Novatech Shanghai Co., Ltd. ("Metang"). Metang is a long-standing distribution partner of us in China. The joint venture is called voxeljet China Ltd. ("voxeljet China"). We received the business license in March 2016. The capitalization of voxeljet China is expected to amount to RMB 20.0 million (€ 2.8 million). The capital injection has not occurred yet and shall occur in three stages in from 2016 to 2018. The first capital injection is expected to occur in the second quarter of 2016. After the initial capital injection, we will hold 95.825% of the shares compared to 4.175% held by Meimai. After the third capital injection, the ratio of the shareholding will be 70% voxeljet AG and 30% Meimai, and will result in voxeljet China being controlled by us. voxeljet China will be headquartered in the city of Suzhou, near Shanghai, and is expected to begin providing on-demand part services from a temporary facility in the second quarter of 2016. The joint venture parties are in the early planning stages for a larger facility, which is expected to be similar in size to voxeljet's existing service facilities in Germany and the United States. voxeljet China will also support selling activities related to the sale of 3D printers in the East Asian market.

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

Capital Expenditures

        Our capital expenditures, excluding sale and leaseback transactions, amounted to €1.6 million, €2.7 million and €11.2 million, for the years ended December 31, 2015, 2014, and 2013, respectively. In 2015, our main capital expenditures were for plant and machinery. In 2014, our main capital expenditures were for licenses and plant and machinery. In 2013, our main capital expenditures were for the purchase of real property located in Friedberg, Germany for approximately €10 million (€2.8 million of which was recognized as an asset under construction since the completion of the building on the property was not finished until December 31, 2013), and the purchase of plants and machinery for approximately €0.5 million. For further information about the property we purchased in Friedberg, Germany, see "—D. Property, Plants and Equipment."

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

        We currently offer six different 3D printer platforms, with build boxes that range from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.7 liters per hour to 123.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide and cement.

        Our business is divided into two principal segments: Systems and Services.

        In our Systems segment, we focus on the sale, production and development of 3D printers. In addition, we sell refurbished 3D printers which were produced for and used in our Services segment and provide printers to customers under operating lease agreements. We also provide consumables, including particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts to our customers.

        In our Services segment, we print on-demand parts for our customers. We operate service centers in Germany, the United Kingdom, and the United States. At our service centers, we create parts, molds, cores and models based on designs produced using 3D computer-aided design, or CAD, software. Furthermore, there are customers who order casted parts directly from us. In those cases, we provide molds or models to external suppliers who then cast the parts for our customers. We believe our service center in Germany is one of the largest additive manufacturing service centers in Europe.

        We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2015, we had an installed base of 107 printers worldwide, and we operated service centers in Germany, the United States, and the United Kingdom. Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service center in the United Kingdom has approximately 2,600 square feet of production space.

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

        The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

        We currently produce six 3D printer platforms. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets that are currently in development. As of December 31, 2015, we had an installed base of 107 printers worldwide, which includes (i) printers in our service centers and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

        The following table is a comparison of our 3D printer platforms:

Platform	VX4000	VX2000	VX1000
Build Box (millimeters)	4,000 X 2,000 X 1,000	2,000 X 1,000 X 1,000	1,000 X 600 X 500
External Dimensions (millimeters)	20,000 X 7,800 X 4,000	5,000 X 3,000 X 2,300	3,000 X 2,800 X 2,150
Print Resolution (dots per inch)	200	200, 600	200, 600
Layer Thickness (micrometers)	120 - 300	100 - 400	100 - 300
Volumetric Output Rate (liters per hour)	123	47	23
Date of Introduction	2011	2013	2011

Platform	VXC800	VX500	VX200
Build Box/Envelope** (millimeters)	850 X 500 X 8	500 X 400 X 300	300 X 200 X 150
External Dimensions (millimeters)	5,000 X 2,800 X 2,500	1,800 X 1,800 X 1,700	2,100 X 1,500 X 1,400
Print Resolution (dots per inch)	200	200, 600	200, 600
Layer Thickness (micrometers)	120 - 300	80 - 150	150
Volumetric Output Rate (liters per hour)	18	3	0.7
Date of Introduction	2012	2007	2012

*
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

        Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service center in the United Kingdom has approximately 2,600 square feet of production space.

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

        Our technicians also train customers on operating, maintaining and troubleshooting our 3D printers through hands-on experience at our German service center. Additionally, our technicians provide field support to our customers as needed. After the warranty period, we offer maintenance contracts to our customers. Those contracts include scheduled service visits where we maintain and clean the 3D printers as well as on demand visits and trouble shooting, in case of sudden problems.

        On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop, which became voxeljet UK, a wholly-owned subsidiary of the Company, supporting the film and entertainment industry, as well as the consumer market for on-demand 3D printing services. Following a review of the financial performance of voxeljet UK and the current market environment, management decided in October 2015 to focus voxeljet UK's activities on selling high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers.

Our Customers

        We are an early entrant in the market for industrial part production utilizing additive manufacturing and are one of the few providers of additive manufacturing solutions to industrial customers, including the foundry, automotive, heavy equipment, power fluid handling and aerospace industries. We also support the film and entertainment industry through our acquisition of voxeljet UK. We believe we have a reputation for providing high-quality systems and services in the marketplace with strong relationships with a number of leading multinational customers, including Daimler AG, BMW AG, Ford Motor Company, Liebherr Group, Alphaform AG, 3D Systems Corporation, Volkswagen AG and Porsche SE, as well as with other key users of additive manufacturing, and technical universities such as the University of Rostock, and the Vaal University of Technology. Purchasers of our printers also include original equipment manufacturers, government agencies and independent service bureaus that provide rapid prototyping and manufacturing services to their customers. Many of our customers have been customers for over a decade. We also collaborate on research and development projects with a number of our automotive and technical university customers, including Daimler AG, BMW AG, Ford Motor Company, Volkswagen AG and the Technical University of Munich. As our customers integrate additive manufacturing into their production processes, they typically continue to utilize our on-demand parts service center for a variety of reasons, including for incremental capacity and for parts printed from different material sets.

        We conduct a significant portion of our business with a limited number of customers. Our top five customers represented 21%, 26% and 41% of total revenues for the years ended December 31, 2015, 2014, and 2013, respectively. In the year ended December 31, 2015, there were no customers who accounted for more than 10% of our revenues. These customers primarily purchased 3D printers. Sales of on-demand parts and consumables tend to be from repeat customers that may utilize the capability of our on-demand parts service centers for one month or longer. Sales of 3D printers are low volume and generate significant revenues, but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer's capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period-to-period financial results.

Sales and Marketing

        We sell our 3D printers and related consumables both through our direct sales force and with the assistance of our network of more than 20 sales agents globally. Our sales organization, including our dedicated sales, service and application engineers, is responsible for worldwide sales of our 3D printers and on-demand parts services, as well as for the management and coordination of our growing sales agent network. Our direct sales force focuses primarily on customers in Europe, North America and Asia Pacific, while our sales agents are responsible for facilitating sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our sales agents, which grant the sales agent the right to market our products in a specified territory on either an exclusive or non-exclusive basis, depending on the sales agent; however, all sales contracts for our products are entered into between us and our customers. Certain of these sales agents also provide maintenance services to customers in their specified territories. Our application engineers provide professional services through pre-sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of December 31, 2015, our worldwide sales staff for systems and parts consisted of 31 employees. We also expect that our subsidiaries in Europe, North America and Asia Pacific will improve market access through local market development and allow the targeting of specific customers.

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

        To provide customers with assurance regarding the quality and consistency of our systems, we obtained ISO 9001:2008 certification for our facility in Germany in 2010. ISO 9001:2008 provides a structure for a quality management system that strives for customer satisfaction, consistent quality and efficiency. In addition, there are internal benefits such as improved customer satisfaction, interdepartmental communications, work processes and customer- and-supplier partnerships. The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

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

Research and Development

        We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of December 31, 2015, we had various active research and development projects in different stages of completion. All research and development costs are charged to expense as incurred, as the criteria set forth in IAS 38 for capitalizing such costs have not yet been met. Our development efforts are augmented by development arrangements with research institutions, customers and suppliers of material and hardware, among others.

        In addition to our internally-developed technology platforms and the related software, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products. The amount of such royalties was not material to our results of operations or financial position for the years ended December 31, 2015 and 2014.

        Our research and development expenses were €5.5 million, €4.0 million, and €2.7 million, million for the years ended December 31, 2015, 2014, and 2013, respectively.

        A significant portion of our research and development expenditures has been focused upon developing proprietary systems, processes and materials, including:

  •
  the qualification of new print materials, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide and cement;

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

        Patents.    As of February 29, 2016, we owned or co owned 35 issued U.S. patents and 30 pending U.S. patent applications. In addition, we own or co-own patent rights in Europe, Asia, Brazil and Canada. In total, as of February 28, 2016 our patent portfolio consisted of over 220 patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2017 and the latest expiring in 2035. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

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

        Licenses.    We are a party to various licenses and other arrangements that allow us to practice and improve our technology under a range of patents, patent applications and other intellectual property, including license agreements with ExOne, Z Corp, Bego Medical GmbH, or Bego, and Evonik IP GmbH each described in more detail below.

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

        In March 2015, we entered into a non-exclusive technology license agreement with Evonik IP GmbH, in which voxeljet acquired a license for a 3D printing process using polymeric materials that we believe offers distinct speed and cost benefits. This powder bed fusion process allows for production of parts with thermoplastic properties. In return for these rights, we agreed to pay an upfront payment and ongoing royalties at a mid-single digit percentage for each royalty period, subject to the payment of a fixed minimum annual royalty if higher. The agreement shall remain in force until the expiration of the last-to-expire patent of the licensed patents; either party may terminate the agreement with immediate effect upon written notice in the event that the other party commits or permits a major breach against a material obligation under this agreement and such breach (if curable) is not cured within thirty days of written notice by the other party of such breach. Either party may also terminate the agreement upon written notice in the event that the other party commits or permits a continuous or repeated breach of a contractual duty under the agreement, if the breaching party has not terminated or remedied such breach and offered full compensation to the other party within two months of written notice by the other party of such breach. Furthermore either party may terminate the agreement with immediate effect upon written notice if the other party should file a petition in bankruptcy, or should be adjudicated bankrupt, or should take advantage of the insolvency law of any state or country, or should make an assignment for the benefit of creditors, or should have a receiver, trustee or other court officer appointed for its property.

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

Germany

  Legal Requirements for Manufacturing Sites

        Emissions Control Law.    We currently do not require any permits granted under the Federal Emissions Control Act (Bundes- Immissionsschutzgesetz, or BImSchG). However, we currently use resins (Harze) to create models for customers. A building permit that was granted to us in June 2010 by the city of Friedberg permitted us to use the building in a different manner and reconstruct one of our production sites for the usage of several resins. The building permit was granted under the condition (Auflage) that the amount of resins processed by us does not exceed 10 kilograms per hour. If we process more resin in the future, we will need to obtain a permit under BImSchG. Facilities that are subject to BImSchG are required to comply with the current state of the art (Stand der Technik) in emissions reduction and safety technology. It is therefore possible that we will need to periodically upgrade our facilities that are subject to BImSchG requirements in the future in order to comply with evolving technical standards.

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

Legal Proceedings

        From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely to have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

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

Geographic Information

        Our revenues by geographic region for the year ended December 31, 2015 were EMEA 76%, Asia Pacific 11% and Americas 13%, as compared to EMEA 65%, Asia Pacific 27% and Americas 8% for the same period in 2014. See Item 5. Operating and Financial Review and Prospects—A. Operating Results."

C.    ORGANIZATIONAL STRUCTURE

        We maintain three wholly-owned subsidiaries, voxeljet America, voxeljet UK, and voxeljet India. Our subsidiary voxeljet China, is an equity joint venture with Suzhou Meimai Fast Manufacturing Technology Co., Ltd. ("Meimai") which is controlled by voxeljet, which holds a supermajority 95.825% interest in the joint venture after the injection of the first tranche of capital. On February 5, 2014, our subsidiary, voxeljet America Inc., was incorporated in Delaware. voxeljet America Inc. is headquartered in our new leased facility near Detroit, Michigan and conducts our North American operations. We began printing on-demand parts at the facility in the first quarter of 2015.

        On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited ("Propshop") which became voxeljet UK Ltd. ("voxeljet UK"), a wholly-owned subsidiary of the Company, supporting the film and entertainment industry, as well as the consumer market for on-demand 3D printing services. Following a review of the financial performance of voxeljet UK and its current market environment, management decided in October 2015 to focus voxeljet UK's activities on selling high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. As a result, the company entered into an agreement in November 2015 with an investor group that includes the founder of Propshop to sell certain assets supporting certain business lines that serve customers in the film and entertainment industry, transfer certain employees and contractual arrangements and settle the earnout and employment agreement with the managing director entered into in connection with the acquisition of voxeljet UK.

        On November 30, 2015, we established our subsidiary voxeljet India Pvt. Ltd ("voxeljet India") to pursue opportunities in the industrial 3D printing market in India. voxeljet India is headquartered in the city of Pune, a large automotive and manufacturing center near Mumbai. Similar to the already established voxeljet subsidiaries, we also plans to establish a service center for the on-demand manufacture of 3D-printed molds within the next 18 months. The capital of voxeljet India shall be INR 20.0 million (€ 0.3 million). On January 21, 2016, we injected approximately two-thirds of the capital, amounting to INR 13.3 million (€0.2 million). We own 100.00% of the shares of voxeljet India. The new Indian subsidiary will also support selling activities related to the sale of 3D printers in the South Asian market.

        On December 1, 2015, we signed a definitive agreement to form an equity joint venture with Suzhou Meimai Fast Manufacturing Technology Co., Ltd. ("Meimai") to pursue opportunities in the industrial 3D printing market in China. Among the indirect shareholders of Meimai are MK Technology GmbH ("MK Technology") and Metang Novatech Shanghai Co., Ltd. ("Metang"). Metang is a long standing distribution partner of us in China. The joint venture called voxeljet China Ltd. ("voxeljet China"). We received the business license in March 2016. The capital of voxeljet China should amount to RMB 20.0 million (€2.8 million). The capital injection has not occurred yet and shall occur in three stages in the years 2016, 2017 and 2018. The first injection is expected in the second quarter of 2016. After the initial capital injection, we will hold 95.825% of the shares compared to 4.175% hold by Meimai. After the third injection the ratio of the shareholding shall be 70% voxeljet AG and 30% Meimai. Therefore voxeljet China Ltd. will be controlled by us, as we hold a supermajority interest in the joint venture. voxeljet China Ltd. will be headquartered in the city of Suzhou, near Shanghai, and is expected to begin providing on-demand part services from a temporary facility in the second quarter of 2016. The joint venture parties are in the early planning stages for a larger facility, which is expected to be similar in size to our existing service facilities in Germany and the United States. voxeljet China will also support selling activities related to the sale of 3D printers in the East Asian market.

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

        We had leased our corporate headquarters and German on-demand parts service center through the first quarter of 2014. We made aggregate lease and sublease payments for these facilities in 2013 of €0.3 million.

        In December 2013, we committed to purchase an undeveloped site adjacent to our headquarters from the City of Friedberg for €0.6 million. This site is approximately 57,800 square feet in size. On this site, expect to build a new production hall as well as a new office building in order to pursue our growth strategy. The groundbreaking is expected to occur in the second half of 2016.

        In March 2014, we entered into an agreement to lease an approximately 50,000 square foot facility near Detroit, Michigan that houses our North American service center. We began printing on-demand parts at the facility in the first quarter of 2015.

        In October 2014, we acquired all outstanding shares of Propshop, which became voxeljet UK. We maintain approximately 2,600 square foot of production space at Pinewood Studios.

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

        Historically, to our project and development partners, we sold and leased test machines, which are smaller printers with limited functionality designed to provide full flexibility to change parameters for the purpose of testing materials and processes. In 2012, we introduced the VX200, a fully functional 3D printer with similar flexibility for process optimization and materials development. As a result, we no longer sell test machines.

        In our Services segment, we print on-demand custom parts for our customers. At our service centers, we create parts, molds, cores and models based on designs produced using 3D computer-aided design, or CAD, software.

        We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2015, we had an installed base of 107 printers worldwide, and we operated service centers in Germany, the United States, and the United Kingdom. Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service center in the United Kingdom has approximately 2,600 square feet of production space.

        Our revenues were €24.1 million, €16.2 million, and €11.7 million for the years ended December 31, 2015, 2014, and 2013, respectively.

        Our net result declined by €5.3 million to a net loss of €9.6 million in 2015 compared to a loss of €4.3 million in 2014 resulting from higher operating expenses in all areas of our operations as well as the € 2.7 million restructuring charges related to our subsidiary voxeljet UK. The reversal of the accruals related to our Long Term Cash Incentive Plan, or LTCIP (as described in more detail under "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions"), had a positive impact of €0.5 million on our profit. As the targets of the second performance period of the LTCIP have not be fulfilled, the accrual has been completely released. Our expenses decreased accordingly.

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

        Furthermore, we believe that additive manufacturing provides several advantages over traditional design and manufacturing processes, including:

  •
  Elimination of design constraints;

  •
  Reduced cost of complexity;

  •
  Mass customization;

  •
  Reduced time to market; and

  •
  Cost effective short run production.

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

        We believe that our investments in additional capacity in Europe and service centers in the United States, the United Kingdom, China and India should position us to generate higher growth in our Services segment in the future.

Key Measures of Our Business

        We use several financial and operating metrics to measure our business. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the longer- term performance of our marketplace. The key metrics are as follows:

Revenues

        Our revenues are generated primarily by sales of our 3D printers, consumables and custom 3D printed parts produced at our service centers. We operate in two segments: Systems and Services. The Systems segment derives its revenues from the sale of 3D printers and products and services related to our 3D printers, including consumables, which include particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts. Systems revenue also includes revenues associated with the leasing of 3D printers to customers; however, revenues related to the leasing of 3D printers is not material. The Services segment derives its revenues from the on-demand printing of parts at our service centers.

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

        Sales of our 3D printers, particularly our higher-priced systems, typically involve long sales cycles, are subject to seasonality and can be difficult to forecast. Because each of our printers can represent a significant amount of revenues, a delay in a purchasing decision, our production schedule or the shipment of a printer can have a material impact on our periodic reporting of revenues.

        In addition, the lack of available production capacity at our service centers can influence the revenues we generate in our Services segment in a given period.

        In the course of our routine activities, we sell to customers 3D printers that we have operated in our service centers. Before these 3D printers are sold, they are generally fully refurbished, a process which includes the installation of a new printhead. On average, these refurbished printers have been operating within the service center for 1.5 to 2.5 years prior to their sale. The proceeds from the sale of such refurbished 3D printers are recognized as Systems revenues.

Gross Profit

        Our gross profit (measured as the difference between our revenues and our costs of sales) and gross profit margin for our Systems and Services segments are mainly influenced by materials, labor and energy costs. In particular, the gross profit margin in our Systems segment on sales of our 3D printers also depend on the type and status of the sold products. Our Systems segment sometimes sells refurbished printers manufactured by us and previously set up in our service centers. The gross profit is lower on refurbished printers, and the number of refurbished printers sold in a given period affects the gross profit margin of our Systems segment. In addition, our gross profit can also be affected by our LTCIP.

EBIT

        Our EBIT (earnings before interest and taxes) is mainly influenced by the gross profit from our Systems segment and Services segment as well as from the operating expenses from the functions research and development, administration and sales and marketing. In addition, other operating expense and other operating income have an impact on EBIT. The gross profit from our Systems segment is mainly driven by materials, labor and energy costs. The gross margin drivers for our Services segment relate to revenues, materials, labor and energy costs as well as facility costs. Costs for the non-productive function is influenced primarily by labor. Research and development expenses are partially driven by materials. One of the main drivers of expenses for the administrative function is legal fees while sales and marketing expenses are also influenced by commissions for sales agents.

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

Revenue Recognition

        We sell 3D printers that we manufacture, either in new condition or after having been used in our service centers. We recognize revenue from these sales upon the transfer of risks and rewards of ownership to the buyer, which occurs upon completion of the installation of the 3D printer at the customer site, as evidenced by the customer's final acceptance. Revenues from the sale of custom- ordered printed products, consumables, spare parts and other machine parts is recognized upon transfer of title, generally upon shipment. Revenues for all deliverables in sales arrangements is recognized to the extent that it is probable that the economic benefit arising from the ordinary activities of the business will flow to us, provided that the amount of revenues and the costs incurred or to be incurred in respect of the sale can be measured reliably. We measure revenues at the fair value of the consideration received or receivable, which is fixed at the time of recognition of revenue. In instances where we receive revenues but the revenue recognition criteria have not yet been met, amounts are recorded as deferred revenue and included in other liabilities and provisions in the accompanying statement of financial position.

        We provide our customers with a standard one year warranty agreement on all 3D printers we sell. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the 3D printer.

        After the initial one-year warranty period, we offer customers optional maintenance contracts. Maintenance contracts have a term of 12 months and automatically renew for another 12 months, if not previously cancelled. Deferred maintenance service revenues are recognized on a straight-line basis as the costs of providing services incurred under the contracts generally do not vary significantly throughout the year.

        Shipping and handling costs billed to customers for 3D printer sales and sales of printed products and consumables are included in revenues in the statement of comprehensive loss. Costs incurred by the Company associated with shipping and handling are included in selling expenses in the statements of comprehensive loss.

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

        While we did not provide loans to customers to cover the purchase price of any 3D printers in 2015, we did so on two occasions in 2014. The criteria to recognize revenue from the sale of these 3D printers as stated in IAS 18 are fulfilled, so we can recognize all revenue from the sale of these printers upon delivery. Generally, revenue from the sale of a 3D printer is recognized when all the following conditions have been satisfied:

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

        All of these conditions were fulfilled with respect to the printers for which we provided loans to purchasers, as the risks and rewards were transferred with the legal title and passing of possession for revenue recognition to the customers. We have established a process to assess the credit of each customer and confirm the customer's creditworthiness prior to offering the loan. We do not ordinarily offer loans to current or prospective customers to cover the purchase of 3D printers.

Sale and Leaseback Transactions

        Financing leases consist primarily of borrowings associated with sale and leaseback transactions involving printers that we manufactured and used in our Services segment. Additionally, we are a party to finance lease agreements for 3D printers manufactured by others and used in our service centers. Our leased assets are recognized at the lower of fair value or the present value of minimum lease payments and depreciated over the asset's estimated useful life. We include assets under financing leases in "Property, plant and equipment" in the statement of financial position. Gain on sale and leaseback transactions is recorded as deferred income in the statement of comprehensive loss and recognized as "Other operating income" over the term of the lease contract.

Allowance for Doubtful Accounts

        In evaluating the collectability of our accounts receivable, we assess a number of factors, including a specific client's ability to meet its financial obligations to us, such as whether or not a customer has declared bankruptcy. Other factors assessed include the length of time the receivables are past due and historical collection experience. Based on these assessments, we record a reserve for specific customers based on their current economic situation. If circumstances related to specific customers change, or economic conditions deteriorate such that our past collection experience is no longer relevant, our estimate of the recoverability of our accounts receivable could be further reduced from the levels provided for in the financial statements.

        We believe that our allowance for doubtful accounts is a critical accounting estimate because it is susceptible to change and dependent upon events that may or may not occur. The impact of recognizing additional allowances for doubtful accounts may also be material to the assets reported on our statement of financial position and in our statement of comprehensive loss.

Inventories

Raw materials

        Raw materials are measured at the lower of acquisition cost, as determined on the first-in, first-out (FIFO) method, and net realizable value.

Work in progress and finished goods

        Work in progress and finished goods are measured at the lower of manufacturing cost and net realizable value. Manufacturing costs comprise all costs that are directly attributable to the manufacturing process, such as direct material and labor, and production related overheads (based on normal operating capacity and normal consumption of material, labor and other production costs), including depreciation charges. Net realizable value is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. For purposes of determining net realizable value, selling expenses include all costs expected to be incurred to make the sale, primarily shipping, packaging and handling as well as commissions. Obsolete inventories are written off directly into cost of sales.

        We also use our own printers in our service centers in Germany, the U.S. and the UK. All printers used in the process of manufacturing are reported as inventory. Unfinished printers are generally available to be sold if a customer requests a product which specification could still be met by one of the products in progress. Accordingly, we classify printers as inventory until we remove a finished printer from our manufacturing warehouse to use it in a service center. The reclassification as property, plant and equipment occurs at cost and depreciation starts at inception of service.

        We evaluate the adequacy of our allowance for inventory on a periodic basis. Our determination of our inventory allowance is subject to change because it is based on management's current estimates of the allowance required and potential adjustments.

        We believe that our allowance for inventory is a critical accounting estimate because it is susceptible to change and dependent upon events that may or may not occur. The impact of recognizing an additional allowance may also be material to the assets reported on our statement of financial position and in our statement of comprehensive loss.

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

Reconciliation of Adjusted EBITDA to Loss

	2015	2014	2013	2012	2011
	(€ in thousands)
Profit (loss)	€(9,594)	€(4,332)	$(2,714)	€212	€43
Income taxes	64	(32)	358	116	41
Financial result	119	173	343	345	384
Depreciation and Amortization	2,982	2,143	1,493	1,343	1,246

EBITDA	€(6,429)	€(2,048)	€(520)	€2,016	€1,714

Statement of Comprehensive Loss

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

        The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2015		2014
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€24,064	100%	€16,163	100%	€7,902
Cost of sales	17,147	71.3	9,838	60.9	7,309

Gross profit	6,917	28.7	6,325	39.1	592
Selling expenses	6,922	28.8	3,746	23.2	3,176
Administrative expenses	5,178	21.5	4,026	24.9	1,152
Research and development expenses	5,470	22.7	4,027	24.9	1,443
Other operating expenses	888	3.7	101	0.6	787
Other operating (income)	(2,130)	8.9	(1,384)	8.6	(746)

Operating loss	(9,411)	39.1	(4,191)	25.9	(5,220)
Finance expense	277	1.2	472	2.9	(195)
Finance (income)	(158)	0.7	(299)	1.8	141

Financial result	119	0.5	173	1.1	(54)

Net loss before income taxes	(9,530)	39.6	(4,364)	27.0	(5,166)
Income taxes	(64)	0.3	32	0.2	(96)

Loss	€(9,594)	39.9%	€(4,332)	26.8%	€(5,262)

	Year Ended December 31,
	2015*		2014
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€24,064	100%	€16,163	100%	€7,902
Cost of sales	15,770	65.5	9,838	60.9	5,932

Gross profit	8,294	34.5	6,325	39.1	1,969
Selling expenses	6,542	27.2	3,746	23.2	2,796
Administrative expenses	4,839	20.1	4,026	24.9	813
Research and development expenses	5,403	22.5	4,027	24.9	1,376
Other operating expenses	417	1.7	101	0.6	316
Other operating (income)	(2,130)	8.9	(1,384)	8.6	(746)

Operating loss	(6,777)	28.2	(4,191)	25.9	(2,586)
Finance expense	248	1.0	472	2.9	(224)
Finance (income)	(158)	0.7	(299)	1.8	141

Financial result	90	0.4	173	1.1	(83)

Net loss before income taxes	(6,867)	28.5	(4,364)	27.0	(2,503)
Income taxes	(64)	0.3	32	0.2	(96)

Loss	€(6,931)	28.8%	€(4,332)	26.8%	€(2,599)

*
Figures before restructuring of voxeljet UK

  Summary

        Following a review of the financial performance of voxeljet UK and its current market environment, we decided in October 2015 to focus voxeljet UK's future activities solely on selling high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers.

        As a result, we entered into an agreement in November 2015 with an investor group that included the founder of Propshop to sell certain assets supporting certain business lines that serve customers in the film and entertainment industry, transfer certain employees and contractual arrangements and settle the earnout and employment agreement with the managing director entered into in connection with the acquisition of voxeljet UK. In addition, we focused the remaining UK operations to sell our products and perform on demand printing services. The loss from the sale transaction and additional charges from the restructuring of voxeljet UK amounted to €2.7 million. The loss includes a loss from the sale of assets and contract termination and transfer of employees and impairment charges of intangible assets and inventories.

        Our revenues increased by €7.9 million, or 48.9%, to €24.1 million in 2015 from €16.2 million in 2014. Revenues for 2015 increased due to an increase in the number of 3D printers sold by our Systems segment and an increase in our printing of on-demand parts for our customers by our Services segment. In 2015, we sold eighteen 3D printers compared to fourteen 3D printers sold in 2014. Revenues from the printing of on-demand parts for our customers increased 82.3% primarily due to increased capacity at our service center in Germany as well as the inclusion of results from our subsidiaries in the UK and the United States.

        Our gross profit for 2015 increased by €0.6 million, or 9.4%, to €6.9 million from €6.3 million in 2014. Our higher gross profit for 2015 resulted primarily from increased sales of 3D printers in 2015 and the higher gross margin contribution from revenues from our subsidiaries. Our gross profit margin was 28.7% in 2015 compared to 39.1% in 2014. The gross margin in 2015 was significantly impacted by an amount of € 1.4 million related to the restructuring of voxeljet UK. As part of the restructuring process, we recognized impairment charges of € 1.1 million on inventory and € 0.3 million on impairment of intangible assets. In addition, the gross margin contributions from our subsidiaries in the UK and U.S. have not yet achieved the expected targets as they are in the post-restructuring or start up phase, respectively. Furthermore, gross margin was impacted by increased cost of sales caused primarily by higher personnel expenses in manufacturing as we increased our headcount to 101 in 2015 from 72 in 2014.

        Our operating result declined by €5.2 million to a loss of €9.4 million in 2015 from a loss of €4.2 million in 2014. The restructuring of voxeljet UK contributed €2.7 million of the decline. In addition, the ramp-up of personnel resources to pursue our growth strategy is reflected in the operating result. Our headcount in all departments increased to 223 in 2015 from 200 in 2014. Additionally, research and development expenses increased by €1.4 million and selling expenses increased by €3.2 million more than offsetting the increase in gross margin. This is due to our growth strategy and our efforts to strengthen our technological leadership.

Revenues by Segment

        The table below sets forth the change in revenues by segment from 2014 to 2015:

	Year Ended December 31,
			period-over- period change
	2015	2014
	(€ in thousands)
Systems	€11,113	€9,057	€2,056

Services	12,951	7,106	5,845

Total Revenues	€24,064	€16,163	€7,901

        Revenues from the Systems segment for 2015 were €11.1 million, up 22.7% over 2014. The total number of units sold rose 28.6% to eighteen in 2015 in comparison to fourteen in 2014.

        On average, the 3D printers sold in 2015 were larger systems (i.e., VX1000) than in prior years, which also contributed to higher revenues as the larger systems are generally sold at higher prices. Revenues depend not only on the number of units sold, but also on the composition of the units sold, with new, larger, higher-performance printers generating higher revenues per unit.

        Revenues from the Services segment for 2015 were €13.0 million, which represents an increase of €5.8 million or 82.3% over revenues of €7.1 million in 2014. The increase in Services revenues was primarily due to the inclusion of results from our UK subsidiary, which contributed revenues of €4.7 million in 2015 compared to €0.9 million in 2014, as well as increased capacity at our service center in Germany. The part of the business of voxeljet UK disposed of in the course of the restructuring contributed approximately €3.8 million to 2015 revenues. Our revenues from the Services segment in 2015 also included approximately €0.5 million from our U.S. subsidiary, voxeljet America Inc., which began printing on-demand parts in the first quarter of 2015.

Revenues by Geographic Region

        The table below sets forth the change in revenues by geographic region from 2014 to 2015:

	Year Ended December 31, 2015		Year Ended December 31, 2014
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	18,214	75.7%	10,571	65.4%
Asia Pacific	2,703	11.2	4,306	26.6
Americas	3,147	13.1	1,286	8.0

Total	24,064	100.0%	16,163	100.0%

        We generated most of our revenues in the EMEA but achieved significant growth in the Americas region in 2015. Revenues in the Americas increased as we generated higher revenues from our American subsidiary operating in the U.S. market. The revenues in the Asia Pacific region were lower due to lower 3D printer sales in this region.

Gross Profit and Gross Profit Margin

        Total gross profit for 2015 increased by €0.6 million, or 9.4%, reflecting higher sales in both our Systems and Services segments in 2015 compared to 2014. Our gross profit margin was 28.7% in 2015 compared to 39.1% in 2014, to a significant extent declining as a result of the restructuring of voxeljet UK. In addition, personnel expenses increased because of higher headcount to pursue our growth strategy.

        The table below sets forth gross profit and gross profit margin for our Systems and Services segments for the presented periods:

	Year Ended December 31, 2015		Year Ended December 31, 2014
	Amount	Gross margin as percentage of relevant segment revenues	Amount	Gross margin as percentage of relevant segment revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€3,849	34.6%	€3,301	36.4%	€548
Services	3,068	23.7	3,024	42.6	44

Total	€6,917	28.7%	€6,325	39.1%	€592

        Gross profit for our Systems segment increased to €3.8 million in 2015 from €3.3 million in 2014, while the gross profit margin of our Systems segment decreased by 1.8% to 34.6% in 2015 from 36.4% in 2014. This decrease in gross profit margin resulted primarily from higher cost of sales because of increased personnel expenses associated with increased headcount related to the pursuit of our growth strategy. Furthermore it reflected the product mix, as we sold more used and refurbished printers.

        Gross profit for our Services segment in 2015 amounted to €3.1 million, unchanged as compared to 2014. The gross profit margin decreased from 42.6% in 2014 to 23.7% in 2015. The gross profit margin in this segment was impacted in the amount of € 1.4 million by the restructuring of the voxeljet UK business which contributed 10.6% to the gross margin decline.

Operating Expenses

        As shown in the table below, total operating expenses increased by €5.8 million to €16.3 million in 2015 from €10.5 million in 2014, and increased to 67.9% of revenues compared to 65.1% in 2014. This increase affected all areas of our operations.

	Year Ended December 31,
	2015		2014
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€6,922	28.8%	€3,746	23.2%	€3,176
Administrative expenses	5,178	21.5	4,026	24.9	1,152
Research and development expenses	5,470	22.7	4,027	24.9	1,443
Other operating expenses	888	3.7	101	0.6	787
Other operating (income)	(2,130)	8.9	(1,384)	8.6	(746)

Total	€16,328	67.9%	€10,516	65.1%	€5,812

        The increase in selling expenses in 2015 was primarily related to increased support for voxeljet UK as well as the buildup of a sales force for voxeljet America. Furthermore, we experienced higher costs related to our sales agents and attended more global exhibitions, which increased travel expenses significantly. As a result, our selling expenses increased at a faster rate than our revenues.

        As our business grew in 2015, we continued to invest in research and development. Our research and development expenses amounted to 22.7% of our revenues in 2015, reflecting a 35.8% increase in our research and development expenses compared to 2014. Until November 30, 2015 research and development expenses included salaries for employees of voxeljet UK, who were working in this function. Those employees were transferred within the restructuring of voxeljet UK. Research and development is a key element of our strategy to develop new material sets and enhancements to our 3D printers.

        Our operating expenses are also affected by headcount, which increased to 223 employees in 2015 from 200 employees in 2014, primarily in our Systems segment.

Operating Loss

        Operating loss and operating loss as a percentage of total revenues in 2015 and 2014 were as follows:

	Year Ended December 31,
	2015		2014
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating loss	€(9,411)	–39.1%	€(4,191)	–25.9%	€(5,220)

        We had an operating loss of €9.4 million in 2015, an increase of €5.2 million compared to an operating loss of €4.2 million in 2014. This higher operating loss resulted from the restructuring of our subsidiary voxeljet UK, higher headcount as well as ramp up losses from our U.S. subsidiary, respectively.

        We expect our profitability to improve in the coming years as we continue to achieve economies of scale and can further leverage our fixed expenses. Through the restructuring of our subsidiary voxeljet

UK, we expect to be able to increase gross margins. Additionally, the restructuring provides a lean and efficient administration of the subsidiary. Further steps towards realizing higher profitability include increasing revenues in order to leverage fixed costs like amortization and depreciation and rent expense. Those positive effects will be partially offset by expenses related to the ramp up phase of our new subsidiaries in India and China.

Financial Result

        Financial result was a €0.1 million and €0.2 million expense in 2015 and 2014, respectively and consequently shows no significant changes.

Provision for Income Taxes

        Income tax expense for 2015 was €0.1 million compared to income tax benefit of €0.1 million in 2014. We did not recognize deferred tax assets for loss carry-forwards as of December 31, 2015, which results in income tax expense on a loss before taxes.

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

Loss

        In 2015 we had a loss of approximately €9.6 million compared to a loss of €4.3 million in 2014. The €5.3 million increase in loss resulted from charges related the restructuring of voxeljet UK, and increased operating expenses resulting from additional personnel employed in pursuit of our growth strategy.

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

        The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2014		2013
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€16,163	100%	€11,688	100%	€4,476
Cost of sales	9,838	60.9	7,045	60.3	2,793

Gross profit	6,325	39.1	4,643	39.7	1,682
Selling expenses	3,746	23.2	2,640	22.6	1,106
Administrative expenses	4,026	24.9	1,676	14.3	2,350
Research and development expenses	4,027	24.9	2,651	22.7	1,376
Other operating expenses	101	0.6	583	5.0	(482)
Other operating (income)	(1,384)	8.6	(894)	7.6	(490)

Operating profit (loss)	(4,191)	25.9	(2,013)	17.2	(2,178)
Finance expense	472	2.9	380	3.3	92
Finance (income)	(299)	1.8	(37)	0.3	(262)

Financial result	173	1.1	343	2.9	(170)

Net profit (loss) before income taxes	(4,364)	27.0	(2,356)	20.2	(2,008)
Income taxes	32	0.2	(358)	3.1	390

Profit (loss)	€(4,332)	26.8%	€(2,714)	23.2%	€(1,618)

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

        Our gross profit for 2014 increased by €1.7 million, or 36.2%, to €6.3 million from €4.6 million in 2013. Our higher gross profit for 2014 resulted primarily from increased sales of 3D printers in 2014 and the product mix in our Systems segment. Our gross profit margin was 39.1% in 2014 compared to 39.7% in 2013. The gross margin in 2014 was impacted by increased cost of sales caused primarily by higher personnel expenses in manufacturing as we increased our headcount to 72 in 2014 from 38 in 2013.

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

Revenues by Segment

        The table below sets forth the change in revenues by segment from 2014 to 2013:

	Year Ended December 31,
			period-over- period change
	2014	2013
	(€ in thousands)
Systems	€9,057	€6,343	€2,714

Services	7,106	5,345	1,761

Total Revenues	€16,163	€11,688	€4,475

        Revenues from the Systems segment for 2014 were €9.1 million, up 42.8% over 2013. The total number of units sold rose 35.7% to fourteen in 2014 in comparison to nine in 2013.

        On average, the 3D printers sold in 2014 were larger systems (i.e., VX1000) than in prior years, which also contributed to higher revenues as the larger systems are generally sold at higher prices. Revenues depend not only on the number of units sold, but also on the composition of the units sold, with new, larger, higher-performance printers generating higher revenues per unit.

        Revenues from the Services segment for 2014 were €7.1 million, which represents an increase of €1.8 million or 32.9% over revenues of €5.3 million in 2013. The increase in Services revenues was primarily due to increased capacity at our recently expanded service center in Germany as well as the inclusion of results from our UK subsidiary in the fourth quarter of 2014, which contributed revenue of €0.9 million. Our revenues from the Services segment in 2014 did not include any contribution from our U.S. subsidiary, voxeljet America Inc., which began printing on-demand parts in the first quarter of 2015.

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

Gross Profit and Gross Profit Margin

        Total gross profit for 2014 increased by €1.7 million, or 36.2%, reflecting higher sales in both our Systems and Services segments in 2014 compared to 2013. Our gross profit margin was 39.1% in 2014 compared to 39.7% in 2013 primarily as a result of increased cost of sales due to higher personnel expenses related to the LTCIP. These LTCIP-related expenses amounted to €0.2 million in total, or €0.1 million within the Systems segment and €0.1 million within the Services segment. In addition, personnel expenses increased because of higher headcount to pursue our growth strategy.

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

        Gross profit for our Systems segment increased to €3.3 million in 2014 from €2.5 million in 2013, while the gross profit margin of our Systems segment decreased by 3.1% to 36.4% in 2014 from 39.5% in 2013. This decrease in gross profit margin resulted primarily from higher cost of sales because of increased personnel expenses associated with increased headcount related to the pursuit of our growth strategy.

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

	Year Ended December 31,
	2014		2013
					Period-over- period change
	Amount	Percentage	Amount	Percentage
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€3,746	23.2%	€2,640	22.6%	€1,106
Administrative expenses	4,026	24.9	1,676	14.3	2,350
Research and development expenses	4,027	24.9	2,651	22.7	1,376
Other operating expenses	101	0.6	583	4.9	(482)
Other operating (income)	(1,384)	8.6	(894)	7.6	(490)

Total	€10,516	65.1%	€6,656	56.9%	€3,860

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

        Our operating expenses are also affected by headcount, which increased to 200 employees in 2014 from 106 employees in 2013.

Operating Loss

        Operating loss and operating loss as a percentage of total revenues in 2014 and 2013 were as follows:

	Year Ended December 31,
	2014		2013
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating profit (loss)	€(4,191)	–25.9%	€(2,013)	–17.2%	€(2,178)

        We had an operating loss of €4.2 million in 2014, an increase of €2.2 million compared to an operating loss of €2.0 million in 2013. This increase resulted primarily from higher headcount related to the pursuit of our growth strategy and the LTCIP, which had a negative impact of €0.5 million.

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

Loss

        In 2014 we had a loss of approximately €4.2 million compared to a loss of €2.7 million in 2013. The €1.5 million increase in loss resulted primarily from costs related to increased research and development expenses, increased cost of sales resulting from the LTCIP and higher personnel expenses resulting from additional personnel employed in pursuit of our growth strategy.

B.    LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2015, we had cash and cash equivalents of €2.1 million and held investments in three bond funds of €30.7 million and a note receivable of €1.1 million, largely as a result of our initial public offering and our subsequent follow-on offering. These cash resources are sufficient to finance our near-term growth strategy, which includes the establishment of additional global service centers as well as to develop our service centers in North America, the UK, China and India.

        To meet the demand for our Services business and to increase capacity, we will require investment in additional printers to be used in our new or expanding Service operations.

        Because of our strong liquidity position, we believe that we have the capacity to execute our growth strategy. We have used our cash and capital resources to expand our operations in Germany through the purchase in December 2013 of the land and buildings comprising our corporate headquarters, including two new production halls, which will allow us to increase our service center capacity. In addition, we formed a U.S. subsidiary, voxeljet America, Inc., and leased a facility near Detroit, Michigan that houses our North American service center, which began printing on-demand parts in the first quarter of 2015. We also used funds for the acquisition of Propshop in October 2014. In 2015, we used our cash to fund the working capital needs of our subsidiaries. For 2016, we plan to build a new office building as well as new production facilities in Friedberg. This project will be financed by a series of three loans, which were entered into with the Kreissparkasse Augsburg, a bank that specializes in providing financing to small and medium-sized businesses. The aggregate amount is €4.0 million, which shall be drawn down in accordance with the progress of construction work on the project. The amount of each such loan agreement is as follows: (i) €2.0 million, with a fixed interest rate of 2.47% per annum until the end of the term of the loan on December 30, 2025, (ii) €1.0 million, with a fixed interest rate of 2.72% per annum until the end of the term of the loan on December 30, 2030, and (iii) €1.0 million, with a variable interest rate of 1.75% per annum, which can be terminated by either party with a notice period of 3 months.

Cash Flow

        Our primary sources of cash in 2015 were our revenues and cash reserves. Our primary uses of cash have traditionally been to finance our assets and our working capital.

        The table below sets forth cash flows from operating, investing and financing activities for 2013, 2014 and 2015:

	2015	2014	2013
	(€ in thousands)
Cash provided by (used in) operating activities	€(11,950)	€(5,020)	€(1,640)
Cash provided (used) in investing activities	7,117	(47,044)	(11,449)
Cash provided by (used in) financing activities	€(1,099)	26,581	46,247

Increase (decrease) in cash and cash equivalents	€(5,932)	€(25,483)	€33,158

        Our cash and cash equivalents decreased from €8.0 million at December 31, 2014 to €2.1 million at December 31, 2015, a decrease of €5.9 million. This was primarily due to our build up in inventory, ramp-up expenses relating to our new subsidiaries as well as a net cash outflow of€ 0.4 million related to the restructuring of voxeljet UK.

        Our cash and cash equivalents decreased from €33.5 million at December 31, 2013 to €8.0 million at December 31, 2014, a decrease of €25.5 million. This was primarily due to our investment of more than €43 million of proceeds from our initial public offering in 2013 and our follow-on offering in 2014 in three bond funds. The aim was to achieve a certain amount of interest income at a low risk level for the cash invested.

        On April 16, 2014, we completed a follow-on offering and received net proceeds of $41.4 million or €30.2 million.

Operating Activities

        Net cash used in operating activities was €11.9 million for the year ended December 31, 2015 compared to cash used in operating activities of €5.0 million for the year ended December 31, 2014, an increase in cash used of €3.3 million. This was primarily due to increased working capital requirements.

        Net cash used in operating activities was €5.0 million for the year ended December 31, 2014 compared to cash used in operating activities of €1.6 million for the year ended December 31, 2013, an increase in cash used of €3.4 million. This effect was primarily due to higher operating costs, including costs to prepare for our initial public offering, partly offset by lower working capital requirements.

Investing Activities

        Investing activities consist primarily of setting up infrastructure, including equipment we install and use in our service centers. In 2015, we invested approximately €1.6 million in infrastructure, plant and machinery as well as equipment compared to €2.7 million in 2014. We also invested more than €43 million of proceeds from our equity offerings in 2013 and 2014 in three bond funds in 2014.

Financing Activities

        In 2015, financing cash flows consisted primarily of the redemption from sale and lease back transactions amounting to €0.8 million as well as the repayment of long-term debt amounting to €0.2 million.

        In 2014, financing cash flows consisted principally of the net proceeds we received in our follow-on offering, which amounted to €30.2 million, as well as the repayment of several loans and financing leases.

        In 2013, financing cash flows consisted primarily of the net proceeds we received in our initial public offering, which amounted to approximately €47.0 million.

Financing Agreements

        As of December 31, 2015 we had several lines of credit with four German banks in a total amount of up to €0.9 million. Interest rates across the credit lines varied from 3.51% to 6.50% as of December 31, 2015. There are commitment fees of 0.25% and 0.30% associated with the unused portion of two of our lines of credit.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Research and development is a key part of our strategy to develop new material sets and enhancements to our 3D printers. Our research and development expenses totaled €5.5 million, €4.0 million, and €2.7 million for the years ended December 31, 2015, 2014, and 2013, respectively. For further information on our policies and practices regarding research and development, see "Item 4. Information on the Company—B. Business Overview—Research and Development."

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

        We are not a party to any off balance sheet arrangements.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Future contractual payments as of December 31, 2015 consisted of long- term debt, operating leases and finance leases, which are discussed in greater detail below.

	December 31, 2015
	Total	Less than a year	1-3 years	3-5 years	More than 5 years
	(€ in thousands)
Bank overdrafts, lines of credit and long-term debt	1,136	591	330	215	—
Leases:
Operating	1,364	507	636	221	—
Finance	1,305	559	670	76	—

	3,805	1,657	1,636	512	—

Leases

  Operating

        We have historically leased various manufacturing facilities, office and warehouse spaces, equipment and vehicles under operating leases. We expect leases that expire to be renewed or replaced by leases on other properties. Rental expense amounted to €0.1 million, €0.1 million, and €0.3 million in 2015, 2014, and 2013, respectively.

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

G.    SAFE HARBOR

        See "Special Note Regarding Forward Looking Statements" on page 1 of this annual report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

        The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year's general shareholders' meeting) and their principal occupations outside of our company as of March 1, 2016:

Name	Age	Term Expires	Principal occupation
Peter G. Nietzer (Chairman)	55	May, 2019*	Managing director of asset management firm
Dr. Stefan Söhn (Vice Chairman)	61	May, 2019*	Consultant and lawyer
Prof. Dr. Joachim Heinzl	75	May, 2019*	University professor (retired)

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

        Dr. Stefan Söhn, born in 1954 in Düsseldorf, Germany, has been the vice chairman of our supervisory board since July 2, 2013. Since January 2010, Dr. Söhn has served as a Partner and Managing Director of MBL China Consulting GmbH, as owner and manager of Söhn Industrial Consulting and as Of Counsel Lawyer and Head of China Desk of Sonntag & Partner Wirtschaftsprüfer, Steuerberater, Rechtsanwälte in Augsburg and Munich, Germany. Dr. Söhn held executive positions at KUKA Systems GmbH, an equipment supplier to the automotive industry, from July 2000 to December 2009, serving as its Chief Financial Officer from July 2000 to December 2006 and as its Chief Executive Officer from January 2007 to December 2009. During his time at KUKA Systems GmbH, Dr. Söhn led the successful expansion of its business in Asia. Dr. Söhn also serves as the deputy chairman of the supervisory board of Mocopinus GmbH & Co. KG. Dr. Söhn holds a law degree from the University of Augsburg, Germany and a Master of Science in Management for the

London Business School. We believe that Dr. Söhn's business experience in the automotive industry and in expanding corporate operations into Asia will assist us as we seek to grow our business. In addition, we believe that Dr. Söhn's various experiences throughout his career, including his work as an attorney, chief financial officer and member of the supervisory boards of several companies, including public companies, provides our supervisory board with a broad range of knowledge and insight.

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

Management Board

        The following table sets forth the names and functions of the current members of our management board, their ages and their terms as of March 1, 2016:

Name	Age	Term Ends	Position
Dr. Ingo Ederer	48	June 30, 2017	Chief Executive Officer
Rudolf Franz	48	June 30, 2017	Chief Financial Officer

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

        In 2016, the two members of our management board are collectively entitled to receive total compensation of up to kEUR 766, which includes base salary, bonus payments and other compensation as a result of other benefits as described above. In 2015, the two members of our management board collectively received total compensation of kEUR 506, which included base salary and other compensation.

Compensation of Supervisory Board Members in the Business Year 2015

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

        The following description, as far as it relates to our articles of association, is based on the articles of association, as adopted by our general shareholders' meeting on May 22, 2015.

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

        Dr. Ederer's service agreement contains a covenant pursuant to which Dr. Ederer has agreed not to compete with us for a period of two years following the termination of his service agreement. Under

German law, a non- compete covenant is only valid if the employee is compensated during the term of the non-compete obligation. As compensation for his non-compete covenant, Dr. Ederer will receive 100% of his fixed salary (but in no event less than 50% of the total compensation received in the preceding year) under his service agreement for the entire two-year term of the non-compete covenant. If Dr. Ederer is terminated for cause, we are not obligated to pay the compensation for the non-compete covenant, so long as we provide Dr. Ederer with a written statement disclaiming our obligation to pay this compensation. Furthermore, if Dr. Ederer's service agreement is terminated other than for cause, we can waive Dr. Ederer's obligation to not compete, in which case we would not be required to pay the non-compete compensation to Dr. Ederer.

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

German Corporate Governance Code

        The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on May 5, 2015 and published in the German Federal Gazette (Bundesanzeiger) on June 12, 2015. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders' meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

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

        Following our listing on the New York Stock Exchange in October 2013, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 31, 2013, we issued and published our first annual compliance declaration and on December 15, 2014 we published our second annual compliance declaration. Our third annual compliance declaration was published on December 16, 2015. You can find our annual compliance declarations on our website at investor.voxeljet.com. This website address is included in this annual report as an inactive textual reference only.

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

        However, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations, the first of which was published on December 31, 2013 the second of which was published on December 15, 2014 and the third of which was published on December 16, 2015..

D.    EMPLOYEES

        The majority of our current employees are located in Germany, paid in euros and subject to German labor law. A few of our employees are members of a labor union; no employee is a party to a collective bargaining agreement. On March 15, 2016, our employees voted to set up an election board (Wahlvorstand), which is responsible for the preparation and the execution of the election of the works council. We expect that the election of the works council will be finalized within the first half of 2016. We consider our employee relations to be good and have never experienced a work stoppage.

        The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,
	2015	2014	2013
Management board (Vorstand)	2	2	2
Managing director	2	2	0
Research and development	43	49	31
Systems	63	37	20
Services	38	35	18
Sales and marketing	31	32	20
Financial	44	43	15

Total	223	200	106

E.    SHARE OWNERSHIP

Supervisory Board

        Supervisory board member Prof. Dr. Joachim Heinzl holds 72,145 of our ordinary shares, which represented 1.9% of our ordinary shares as of December 31, 2015. None of the other members of the supervisory board held any of our ordinary shares as of December 31, 2015.

Management Board

        Our CEO and founder, Dr. Ingo Ederer, holds 578,695 of our ordinary shares, which represented 15.6% of our ordinary shares as of December 31, 2015.

        Our CFO, Rudolf Franz, holds 259,415 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 7.0% of our ordinary shares as of December 31, 2015.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table sets forth information, as of December 31, 2015, regarding the beneficial ownership of our ordinary shares.

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

        In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2015, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul-Lenz Straße 1a, 86316 Friedberg, Germany.

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

        As of December 31, 2015, there were seven holders of record entered in our share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. Each ADS represents one-fifth of an ordinary share. As of December 31, 2015, Citibank, N.A. held 2,256,875ordinary shares representing 60.7% of the issued share capital held at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

        None of our shareholders will have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.    RELATED PARTY TRANSACTIONS

        Since January 1, 2013, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our supervisory board and management board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Item 6. Directors, Senior Management and Employees," and the transactions we describe below.

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

Dr. Ederer's Personal Guarantee of a Loan from Bayerische Hypo-und Vereinsbank AG to the Company

        The documents relating to a loan from Bayerische Hypo-und Vereinsbank AG to us provided for a separate personal guarantee of €75,000 of the loan by Dr. Ederer. We paid interest at a rate of 6.00% per annum on the amount that Dr. Ederer guaranteed that was not otherwise reimbursed by one of our other shareholders (see immediately below). We paid interest to Dr. Ederer in connection with his guarantee in the amount of €563 in the year ended December 31, 2013. Dr. Ederer's guarantee was terminated on March 3, 2014.

Shareholders' Undertaking Regarding Personal Guarantee of Dr. Ederer vis-à-vis Bayerische Hypo-und Vereinsbank AG

        In connection with Dr. Ederer's personal guarantee of the loan from Bayerische Hypo-und Vereinsbank AG, pursuant to an agreement dated September 1, 2010, three of our shareholders each agreed to reimburse Dr. Ederer €18,750 in case we defaulted on the loan and Dr. Ederer was required to pay any sums under his personal guarantee. We paid an interest rate of 6.00% per annum on the amount that each of the three shareholders guarantees. We paid interest to the three shareholders in the aggregate amount of €1,688 in the year ended December 31, 2013. The shareholders' undertaking was terminated on March 3, 2014 in connection with the termination of Dr. Ederer's guarantee.

Service Agreements

        We have entered into service agreements with the members of our management board. See "Item 6. Directors, Senior Management and Employees—C. Board Practices."

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 18. Financial Statements."

Legal Proceedings

        From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

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

B.    SIGNIFICANT CHANGES

        Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2015.

ITEM 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Price History

        Our ADSs, each representing one-fifth of an ordinary share, have been listed on the New York Stock Exchange since October 18, 2013. Our ADSs are listed for trading on the New York Stock Exchange under the symbol "VJET."

        The following table sets forth for the periods indicated the reported high and low sale prices of our ADSs on the New York Stock Exchange:

	High	Low
Year ended:
December 31, 2015	$10.40	$4.33
Quarter ended:
March 31, 2015	$10.40	$7.34
June 30, 2015	$9.15	$6.84
September 30, 2015	$7.50	$4.40
December 31, 2015	$6.82	$4.33
March 31, 2016(1)	$5.78	$3.74
Month ended:
September 2015	$6.28	$4.40
October 2015	$6.73	$4.53
November 2015	$6.82	$5.11
December 2015	$5.60	$4.33
January 2016	$4.97	$3.74
February 2016	$5.10	$3.96
March 2016(2)	$5.78	$4.54

(1)
For the period of January 1, 2016 through March 18, 2016.

(2)
For the period of March 1, 2016 through March 18, 2016.

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

        In case the shares are held as private assets, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). The shareholder is taxed on its gross personal investment income, less the saver's tax-free allowance of € 801 for an individual or €1,602 for a married couple filing taxes jointly. The deduction of income related expenses actually incurred is generally not possible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual's tax bracket if this would result in a lower tax burden. In this case, the shareholder will be taxed on gross personal investment income, less the saver's tax-free allowance of €801 (€1,602 for married couples filing jointly), without deduction of income-related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the shareholder.

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

        We believe that we were not a PFIC for our taxable year ending December 31, 2015. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2016 or for future taxable years.

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

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENT BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        We previously filed with the SEC our registration statements on Form F-1 (Registration No. 333-191213 and 333-194843), as amended, including the prospectuses contained therein, to register our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-191526) to register the ADSs.

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

Interest Rates

        We assess our exposure to market risk for changes in interest rates as low, as our loans have entirely fixed interest rates.

Foreign Exchange Rates

        We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the eurozone to which we sell are generally not considered to be highly inflationary. Approximately 55.1% and 43.7% of our revenues were derived from sales outside of the eurozone region in 2015 and 2014, respectively. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        There have been no material modifications to the rights of security holders for the year ended on December 31, 2015.

ITEM 15    CONTROLS AND PROCEDURES—TO BE UPDATED WITH FOR MATERIAL WEAKNESS

Disclosure Controls and Procedures

        In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2014, we assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014. Based on that assessment, management identified material weaknesses in the design and operating effectiveness of our internal control over financial reporting.

        As of December 31, 2015, the Company, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

        Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures were not effective in ensuring that information relating to us required to be disclosed in the reports that we file under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to the management, including principal financial officers as appropriate to allow timely decisions regarding required disclosure, due to a material weakness in our internal control over financial reporting, which is described below.

Management's Annual Report on Internal Control Over Financial Reporting

        The management board and management of the Company are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS as issued by the IASB. The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections or any evaluation or effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (2013 Framework). Based on that assessment, management believes that, as of December 31, 2015, the Company's internal control over financial reporting was not effective because management has identified a material weakness in the Company's internal control over financial reporting.

        In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2015, we identified a material weakness in the design and operations of controls over non-standard transactions. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The primary factors contributing to the material weakness, which relate to our financial reporting process, were as follows.

        The design and operating effectiveness of internal controls related to the design and operations of controls over non-standard transactions, including significant unusual transactions which are not reviewed in sufficient detail by personnel with appropriate technical expertise to ensure that the accounting treatment in accordance with IFRS is appropriate.

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

Changes in Internal Control over Financial Reporting

        During 2015, management with the oversight of the audit committee, took steps in order to remediate the prior year's material weaknesses. In particular, the following actions were taken:

1.
Implementation of ERP-System SAP in accounting, controlling and payroll accounting—The most important action taken has been the implementation of our new ERP-System SAP. The vision is to have an integrated ERP-System with defined processes and workflow, which are valid for the whole voxeljet group. The first step in this mid-term project was the implementation of the SAP modules FI-AA and CO. After an implementation period of six months in 2014, we started using SAP on January 1, 2015. For every entity, the system includes the FI-AA module, which allows us to perform the accounting according to local GAAP and IFRS and the module CO, which supports the controlling-process by providing detailed reports and analyses. The implementation represents an important milestone for us. The ERP-system allows us to prepare a monthly reporting of the IFRS accounts by entity for management and also for the supervisory board. This monthly reporting enables management to review the financials on a quick timeline. With this close monitoring, material mistakes or undesirable developments (e.g. major deviations to the budget) can be identified, explained and remedial measures can be implemented quickly. The implementation of the SAP modules FI-AA and CO does not represent the final stage of the integration project. Currently we are implementing the modules MM and SD. Those modules will assure compliance to defined work flows within the procurement process as well as the invoicing process. Those IT-based processes allow us to implement internal controls, where an avoidance is not possible. The roll-out of the modules MM and SD are also scheduled for our subsidiaries.

2.
Increased headcount in the functions accounting, controlling and finance—The headcount of the accounting team and group controlling team in Germany increased by two additional employees in each team in the years 2014 and 2015. Three of those four new employees have successfully completed their degrees in business administration at a university and attended lectures including accounting according to IFRS. The increase in the number of these types of employees will improve the accounting process for all transactions.

        In the next years we will continue the remediation of the identified material weakness and the strengthening of our internal control procedures. The development of our ERP-System represents a key step in order to implement IT-supported processes related to our internal controls. In addition, we will continue to increase headcount, but also enable existing employees by trainings to help achieve sufficient technical expertise. The actions which we have executed to date have already contributed to improvements in the financial reporting process and shall support us as we continue those efforts in the next years.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2013, 2014, and 2015:

	December 31,
	2015	2014	2013
	(€ in thousands)
Audit fees	€490	€308	€595
Audit-related fees	—	125	86
Tax fees	68	34	—
All other fees	—	—	—

Total	€558	€467	€681

        Audit services include the audit of our financial statements, the review of interim financial information and SEC registration statements, and statutory audits. Audit-related services include accounting and reporting consultations. Tax fees are related to the set up of a procedure regarding transactions between us and our subsidiaries.

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

ITEM 18.    FINANCIAL STATEMENTS

        See the following items starting at page F-1:

  (a)
  Report of Independent Registered Public Accounting Firm

  (b)
  Statement of Financial Position as of December 31, 2015 and 2014

  (c)
  Statement of Comprehensive Loss for the years 2015, 2014, and 2013

  (d)
  Statement of Changes in Equity for the years 2015, 2014, and 2013

  (e)
  Statement of Cash Flows for the years 2015, 2014, and 2013

  (f)
  Notes to the Financial Statements.

ITEM 19.    EXHIBITS

Exhibit Number		Description of Exhibit
1.1		Articles of Association of voxeljet AG, as amended (incorporated by reference to Exhibit 3.1 to the Company's Form 6-K, filed with the Securities and Exchange Commission (the "Commission") on April 11, 2014).

1.2		Rules of Procedure of the Supervisory Board of voxeljet AG (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

1.3		Rules of Procedure of the Management Board of voxeljet AG (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

2.1		Form of specimen of ordinary registered share certificate and English translation (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 11, 2013).

2.2		Form of Deposit Agreement (incorporated by reference to Exhibit 99-a to the Company's Registration Statement on Form F-6 (No. 333-191526), filed with the Commission on October 15, 2013).

2.3		Form of American Depositary Receipt (included in Exhibit 2.2).

4.1	†	Cross License Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and BEGO Medical GmbH, dated August 21, 2012 (English translation) (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.2	†	Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated August 16, 2004 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

Exhibit Number		Description of Exhibit
4.3		First Amendment to the Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated March 31, 2011 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.4	†	Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Generis GmbH) and The ExOne Company (formerly known as Extrude Hone GmbH) , dated June 27, 2003 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.5	†	Amendment to Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and Prometal RCT GmbH, dated July 14, 2009 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

8.1	*	Subsidiaries of voxeljet AG.

12.1	*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.4	*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: March 31, 2016

voxeljet AG
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
voxeljet AG:

        We have audited the accompanying consolidated statements of financial position of voxeljet AG and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of voxeljet AG and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Munich, Germany
March 31, 2016

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Year Ended December 31,
		2015	2014
	Notes	(€ in thousands)
Current assets		46,550	58,509
Cash and cash equivalents		2,086	8,031
Financial assets	12	31,746	41,142
Trade receivables	6	3,348	3,148
Inventories	7	7,841	5,247
Income tax receivables		54	65
Other assets		1,475	876
Non-current assets		23,570	22,586
Financial assets	12	206	247
Intangible assets	9	627	1,315
Goodwill	8.9	1,273	1,558
Property, plant and equipment	10	21,383	19,466
Other assets		81	—
Total assets		70,120	81,095

		Year Ended December 31,
		2015	2014
	Notes	(€ in thousands)
Current liabilities		6,402	5,567
Deferred income		472	469
Trade payables		1,759	2,326
Financial liabilities	12	1,150	1,241
Other liabilities and provisions	11	3,021	1,531
Non-current liabilities		2,249	4,228
Deferred income		397	826
Deferred tax liabilities		1	213
Financial liabilites	12	1,291	2,263
Other liabilities and provisions	11	560	926
Equity		61,469	71,300
Subscribed capital	24	3,720	3,720
Capital reserves	24	75,671	75,671
Accumulated deficit		(17,684)	(8,090)
Accumulated other comprehensive loss		(238)	(1)
Total equity and liabilities		70,120	81,095

voxeljet AG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
		2015	2014	2013
	Notes	(€ in thousands, except share and share data)
Revenues	18	24,064	16,163	11,688
Cost of sales	13	(17,147)	(9,838)	(7,045)
Gross profit		6,917	6,325	4,643
Selling expenses		(6,922)	(3,746)	(2,640)
Administrative expenses		(5,178)	(4,026)	(1,676)
Research and development expenses		(5,470)	(4,027)	(2,651)
Other operating expenses	14	(888)	(101)	(583)
Other operating income	14	2,130	1,384	894
Operating loss		(9,411)	(4,191)	(2,013)
Finance expense	15	(277)	(472)	(380)
Finance income	15	158	299	37
Financial result	15	(119)	(173)	(343)
Loss before income taxes		(9,530)	(4,364)	(2,356)
Income tax (expense) benefit	16	(64)	32	(358)
Loss		(9,594)	(4,332)	(2,714)
Other comprehensive loss to be reclassified to profit or loss in subsequent periods		(237)	(1)	—
Total comprehensive loss		(9,831)	(4,333)	(2,714)
Weighted average number of ordinary shares outstanding		3,720,000	3,555,616	2,252,000
Loss per share—basic/ diluted (EUR)		(2.58)	(1.22)	(1.21)

voxeljet AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(€ in thousands)
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive loss	Total equity
Balance at January 1, 2013	1,000	1,262	(1,044)	—	1,218
Loss for the period	—	—	(2,714)	—	(2,714)
Reorganization	1,000	(950)	—	—	50
Initial public offering	1,120	45,726	—	—	46,846
Balance at December 31, 2013	3,120	46,038	(3,758)	—	45,400
Balance at January 1, 2014	3,120	46,038	(3,758)	—	45,400
Loss for the period	—	—	(4,332)	—	(4,332)
Follow-on public offering	600	29,633	—	—	30,233
Net changes in fair value of available for sale financial assets	—	—	—	(47)	(47)
Foreign currency translation	—	—	—	46	46
Balance at December 31, 2014	3,720	75,671	(8,090)	(1)	71,300
Balance at January 1, 2015	3,720	75,671	(8,090)	(1)	71,300
Loss for the period	—	—	(9,594)	—	(9,594)
Net changes in fair value of available for sale financial assets	—	—	—	(213)	(213)
Foreign currency translation	—	—	—	(24)	(24)

Balance at December 31, 2015	3,720	75,671	(17,684)	(238)	61,469

voxeljet AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(9,594)	(4,332)	(2,714)
Depreciation and amortization	2,982	2,143	1,493
Impairment losses on intangible assets	689	—	—
Disposal of Goodwill	129	—	—
Impairment losses on inventories	1,118	—	—
Noncash sale to customer in exchange for customer loans	—	(931)	(1,386)
Proceeds from customer loans	1,091	191	92
Changes in deferred income taxes	(67)	—	358
Loss on disposal of assets	71	183	—
Deferred income	(781)	(665)	(686)
Change in working capital	(7,588)	(1,609)	1,203
Trade and other receivables and current assets	(839)	(1,745)	(1,304)
Inventories	(7,655)	(1,305)	(836)
Trade payables	(584)	823	942
Other liabilities and provisions	1,479	632	2,403
Income tax payable/receivables	11	(14)	(2)
Total	(11,950)	(5,020)	(1,640)
Cash Flow from investing activities
Proceeds from disposal of property, plant and equipment and intangible assets	427	—	—
Payments to acquire property, plant and equipment and intangible assets	(1,402)	(2,684)	(11,176)
Net proceeds from disposal of (payments to acquire) financial assets	8,092	(43,395)	(273)
Business combination, net of cash and cash equivalents acquired	—	(965)	—
Total	7,117	(47,044)	(11,449)
Cash Flow from financing activities
Repayment from bank overdrafts and lines of credit	(64)	(308)	(707)
Proceeds (redemption) from sale and leaseback	(816)	—	1,900
Repayment of finance lease	(16)	(1,419)	(1,503)
Repayment of long-term debt	(203)	(2,725)	(339)
Reorganization	—	—	50
Proceeds from borrowings	—	800	—
Proceeds from issuance of shares	—	30,233	46,846
Total	(1,099)	26,581	46,247
Net increase (decrease) in cash and cash equivalents	(5,932)	(25,483)	33,158
Cash and cash equivalents at beginning of period	8,031	33,459	301
Changes to cash due to consolidation items	—	2	—
Changes to cash and equivalents due to foreign exchanges rates	(13)	53	—
Cash and cash equivalents at end of period	2,086	8,031	33,459
Supplemental Cash Flow Information
Interest (received) paid net	126	(43)	314
Income taxes paid net	—	—	129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

        voxeljet AG (in the following referred to as 'voxeljet', 'Group', or the 'Company') is a high-tech company headquartered in Friedberg, Germany. The Company consists of voxeljet AG (formerly Voxeljet Technology GmbH), voxeljet America Inc. (voxeljet America), voxeljet UK Ltd. (voxeljet UK) and voxeljet India Pvt. Ltd. (voxeljet India, established in November 2015). voxeljet AG owns 100% of the issued and outstanding shares of voxeljet America , voxeljet UK and voxeljet India. As a manufacturer of three-dimensional ("3D") printing systems, voxeljet specializes in the development, production and distribution of industrial printing machines and the sale of customized printed products to industrial customers. The Company operates in two business divisions: Systems and Services. The voxeljet Systems business division creates innovative 3D printers. Today, voxeljet has a product range that reaches from smaller entry models to large-format machines, and therefore offers 3D printer systems for a wide range of application areas.

        Through its Services business division, the Company also offers customized printed products such as sand molds and plastic models based on CAD data through its 'on-demand production' service center. In addition, the Company offers casting services to its customers. In those cases, the casting process is performed by external suppliers supported by voxeljet's molds and models. Small-batch and prototype manufacturers utilize the Company's machines for the automatic, patternless manufacture of their casting molds and 3D models. The Company's customer base includes automotive manufacturers and suppliers as well as companies from the arts and design industries.

2. Preparation of financial statements

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as set forth by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC). The designation IFRS also includes all valid IAS; the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (SIC).

        The consolidated financial statements were authorized for issue by the Management Board on March 31, 2016.

        The consolidated statement of financial position is structured in accordance with IAS 1, separating current from non-current assets and liabilities. Assets and liabilities are classified as current if they are expected to be realized within twelve months after period end. These consolidated financial statements were prepared on the basis of historical cost except for the following items, which are measured on an alternative basis on each reporting date.

Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Monetary assets and liabilities denominated in foreign currencies	Translated at period-end exchange rates

        The consolidated financial statements are presented in thousands of Euros (kEUR) except where otherwise stated. Due to rounding, numbers presented throughout these notes may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Preparation of financial statements (Continued)

        The consolidated financial statements have been prepared on the assumption that the Group will continue as a going concern.

3. Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all fiscal years presented.

Business combinations

        Business combinations are accounted for using the acquisition method as at the acquisition date when control is transferred to the Group. Consideration paid is allocated to the assets acquired and liabilities assumed, with any excess amount recorded as goodwill.

Consolidation

        Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

        Intercompany balances and transactions are eliminated in preparing the consolidated financial statements.

Recognition of income and expenses

Revenues

        Revenue from the sale of new or refurbished 3D printers is recognized upon the transfer of risks and rewards of ownership to the buyer, which is upon completion of the installation of the 3D printers at the customer site and evidenced through final acceptance by the customer. The Company also recognizes revenue from printers, which are provided to customers under operating leases. Deferred revenue from those transactions is recognized monthly on a straight-line basis. Revenue from the sale of custom-ordered printed products, consumables, or spare parts and other machine parts is recognized upon transfer of title, generally upon shipment. Revenue for all deliverables in sales arrangements is recognized to the extent that it is probable that the economic benefit arising from the ordinary activities of the business will flow to the Company and provided that the amount of revenue and the costs incurred or to be incurred in respect of the sale can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, which is fixed at the time of recognition of revenue. In instances where revenue recognition criteria are not met, amounts are recorded as deferred income in the accompanying statements of financial position.

        The Group provides customers with a standard warranty agreement on all machines for up to one year. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the machine. The provision associated with these warranty obligations was not significant in 2015 or 2014.

        After the initial one year warranty period, the Group offers its customers optional maintenance contracts. Maintenance contracts are provided for a period of twelve months and automatically

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

extended for another twelve months if not cancelled on a timely basis. Maintenance service revenue is recognized on a straight-line basis under the contractual term.

        Shipping, packaging and handling costs billed to customers for machine sales and sales of printed products and consumables are included in revenue in the consolidated statements of comprehensive loss. Costs incurred by the Company associated with shipping, packaging and handling are included in selling expenses in the consolidated statements of comprehensive loss.

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

        In the course of the Company's ordinary business activities refurbished 3D printers, which were operating in the Services segment on average for 1.5 to 2.5 years, are routinely sold to customers. These 3D printers were operated in the production of manufacturing products ordered by customers. Prior to their sale, these 3D printers are generally fully refurbished, which includes setting up a new printhead. Proceeds from the sale of such refurbished 3D printers are recognized as revenue. The incurred costs and revenues are reported within the Systems segment.

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

Government grants

        Government grants awarded for project funding are recorded within other operating income in the consolidated statement of comprehensive loss if the related research and development costs have been incurred and provided that the conditions for the funding have been met. Until then, amounts received under government grants are recorded as deferred income in the statement of financial position.

Leases

        Finance leases consist primarily of borrowings associated with sale and leaseback transactions involving 3D printers that were manufactured and used within the Services segment. Additionally, the Company has entered into finance lease agreements for 3D printers manufactured by others. Maturities of the finance leases extend to 2020. Leased assets are recognized at the lower of fair value or the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

present value of minimum lease payments and depreciated over the asset's estimated useful life. Assets under finance leases are included in "Property, plant and equipment" in the statement of financial position. Gains on sale and leaseback transactions are recorded as deferred income in the statement of financial position and recognized as "Other operating income" over the respective lease term.

        Operating leases consist of various lease agreements for the rental of manufacturing facilities, office and warehouse space, vehicles, and office and IT equipment, expiring in various years through 2020. Rent expense under operating leases is charged to profit or loss on a straight-line basis over the term of the lease. voxeljet also rents certain of its 3D printers to customers under operating leases.

        In 2015, voxeljet leased five 3D printers (2014: three 3D printers and 2013: four 3D printers) to customers under operating leases. Rental income is recognized on a straight-line basis over the term of the lease as revenue and is reported within the Systems segment.

Long Term Cash Incentive Plan

        voxeljet has a Long-Term Cash Incentive Plan ("LTCIP"), a cash-settled share-based payment arrangement, that provides for cash awards to non-executive employees. Compensation cost is determined based on the grant-date fair value of the awards and recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance and market conditions. The requisite service period is generally the vesting period stated in the award. The liability for these awards is measured at fair value at each reporting date until settlement and is classified within "other liabilities and provisions in the consolidated statement of financial position.

Foreign currencies

        The financial statements are presented in Euros, the functional currency of voxeljet AG.

        Monetary transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing on the transaction date.

        The financial statements of foreign subsidiaries are translated using the concept of the functional currency in accordance with IAS 21. The assets and liabilities of foreign subsidiaries are translated at the spot rate at the end of the period, while their income statement items are translated at average exchange rates for the respective periods. All resulting exchange differences are recognized in other comprehensive income. Gains and losses on foreign currency transactions are shown within other operating income and other operating expenses, respectively, in the consolidated statement of comprehensive loss.

        The loans provided to voxeljet AG's subsidiaries voxeljet UK and voxeljet America are not considered as net investment. Consequently, gains or losses from foreign exchange differences thereon are recognized in other operating income or expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

        The exchange rates that are most relevant for voxeljet`s consolidated financial statements are as follows:

  Average exchange rates to Euro

	Average Rate
Year Ended December 31,	USD	GBP
2015	1.1096	0.7258
2014	1.2329	0.8064
2013	1.3303	0.8493

  Year end exchange rates to Euro

	Year End Rate
Year Ended December 31,	USD	GBP
2015	1.0859	0.7340
2014	1.2101	0.7789
2013	1.3779	0.8363

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

        Deferred income tax expense (benefit) is recognized on temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and the corresponding tax basis used in the computation of taxable profit (loss).

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

Intangible Assets

        Intangible assets, including software, licenses and customer relationships, that are acquired by the Company and have a finite useful life are measured at cost less accumulated amortization and any impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their useful lives. The amortization for the customer list and digital library arising from the purchase price allocation related to the acquisition of our subsidiary voxeljet UK, was presented within selling expenses and cost of sales, respectively. Goodwill arising from the acquisition of subsidiaries is not amortized and is measured at cost less accumulated impairment losses. Goodwill is tested annually for impairment.

        The estimated useful economic lives of acquired intangible assets are presented in the following table:

USEFUL LIFE OF INTANGIBLE ASSETS

Software	3-5 years
Licences	6-8 years
Customer list	3 years
Digital library	3 years

        An intangible asset is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is derecognized.

Property, Plant and Equipment

        Property, plant and equipment is carried at acquisition or manufacturing cost (for internally manufactured printers used in the Services segment) and depreciated on a straight-line basis over the estimated useful lives of the related assets, taking into account estimated residual values. Realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected within other operating income or other operating expenses in the consolidated statement of comprehensive loss. Subsequent expenditures are capitalized only if it is probable that voxeljet will receive additional economic benefits from the particular asset associated with these expenditures, and the costs can be determined reliably. Repair and maintenance expenditures are expensed as incurred. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated. Additions to property, plant and equipment relating to self-constructed 3D printers are considered non-cash transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

        The estimated useful economic lives of items of property, plant and equipment are as follows:

USEFUL LIFE OF PROPERTY, PLANT AND EQUIPMENT

Leasehold improvements	6-9 years
Buildings	33 years
Plant and machinery	7-8 years
Printers leased to customers under operating lease	7-8 years
Other facilities, machinery and factory equipment	2-20 years
Office equipment	3-12 years

        Useful lives, depreciation methods and residual values are reviewed at least annually and, in case they change significantly, depreciation charges for current and future periods are adjusted accordingly.

Inventories

Raw materials

        Raw materials are measured at the lower of acquisition cost, as determined on the first-in, first-out (FIFO) method, and net realizable value.

Work in progress and finished goods

        Work in progress and finished goods are measured at the lower of manufacturing cost and net realizable value. Manufacturing costs comprise all costs that are directly attributable to the manufacturing process, such as direct material and labor, and production related overheads (based on normal operating capacity and normal consumption of material, labor and other production costs), including depreciation charges.

        Net realizable value is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. For purposes of determining net realizable value, selling expenses include all costs expected to be incurred to make the sale, primarily shipping, packaging and handling as well as commissions.

        Obsolete inventories are written off directly into cost of sales.

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

        If the fair value less cost to sell cannot be determined, or if it is lower than the carrying amount, the value in use is calculated. The value in use is calculated by discounting the future expected cash flows at a risk-adequate pre-tax interest rate, current and expected future cash flows are taken into account, together with technological, economic and general development trends, on the basis of approved and adjusted financial plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Financial instruments

Non-derivative financial assets and liabilities

        The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

        Available-for-sale financial assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in other comprehensive income and accumulated in the fair value reserve. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss in other operating income or expense.

        Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

        Non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method. The Company does not elect to measure financial liabilities at fair value through profit or loss.

Impairment

        Financial assets not classified as at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

        For financial assets measured at amortized cost, an impairment loss is calculated as the difference between an asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

        Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss.

Cash and cash equivalents

        Cash and cash equivalents are short-term bank deposits and are not subject to a significant risk of change in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Deferred income

Deferred income from sale and leaseback

        Gains resulting from deferred income from 3D printers sold and leased back under finance leases are recognized within other operating income in the consolidated statement of comprehensive loss over the respective lease term.

Deferred income from extended warranty contracts

        Extended warranty contract revenue is recognized on a straight-line basis per month as the costs of providing services incurred under the contracts generally do not vary significantly over the contract term.

Earnings (loss) per share

        Basic earnings per share amounts are calculated by dividing profit (loss) by the weighted average number of ordinary shares outstanding. There are no dilutive instruments issued and outstanding.

4. New standards and interpretations not yet adopted

        The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2015.

Standard	Effective date	Descriptions
IFRS 10,12, IAS 28	01/2016	Amendments Investment Entities: Applying the Consolidation Exception
IFRS 14	01/2016	Regulatory Deferral Accounts
IAS 1	01/2016	Amendments Disclosure Initiative
IAS 16, IAS 38	01/2016	Clarification of Acceptable Methods of Depreciation and Amortisation
IFRS 11	01/2016	Amendment Accounting for Acquisitions of Interests in Joint Operations
IAS 27	01/2016	Amendment Equity Method in Separate Financial Statements
IAS 16, IAS 41	01/2016	Amendment Agriculture: Bearer Plants
Improvements to IFRS (2012- 2014)	01/2016	IFRS 5, 7, IAS 19, 34
IAS 12	01/2017	Amendments Recognition of Deferred Tax Assets for Unrealised Losses
IFRS 15	01/2018	Revenue from Contracts with Customers
IFRS 9	01/2018	Financial Instruments
IFRS 16	01/2019	Leases
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

        The Company has not yet determined what impact the new standards, amendments or interpretations will have on the financial statements.

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

        The assumptions and estimates refer primarily to the recognition of revenue, the determination of the useful lives of property, plant and equipment, the application of the criteria for recognizing finance leases, the realization of receivables and customer loans, measurement of inventory, the recognition and measurement of provisions, the recognition and measurement of share based payment liabilities (LTCIP), and the impairment of goodwill.

        The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue recognition

        Revenue on sales of machines is recognized when the significant risks and rewards of ownership are transferred to the customer, the amount of revenue and cost incurred or to be incurred can be measured reliably and it is probable that the economic benefits associated with the sale will flow to the Company. On occasion, we grant a loan for a portion or all of the purchase price of a machine to a customer. We recognize revenue on such sales when it is probable that we will obtain the economic benefits from the transaction. In these situations, we analyze the credit risk associated with the customer based on all available information and the outstanding balance to determine the risk. The amount of revenue comprises the fair value of the consideration received, including future payments under the loan agreement. We typically retain legal title to our machines until receipt of all consideration to protect the collectability of any outstanding balances due, which does not preclude a conclusion that the significant risks and rewards of ownership have transferred.

Useful lives of intangible assets and property, plant and equipment

        The estimated useful lives and amortization or depreciation methods for intangible assets and property, plant and equipment are based on the experience of the Company with similar assets that are used in a similar way. Additional amortization or depreciation, as applicable, is recorded if the estimated useful lives and/or the residual values are different from the previous estimation.

Criteria for classifying leases

        A finance lease is an arrangement that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. Whether a lease is a finance lease or an operating lease depends

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Critical accounting judgment and key sources of estimation and uncertainty (Continued)

on the substance of the transaction rather than the form of the contract. The criteria to classify a lease as a finance lease are as follows (one criterion is sufficient to meet the classification as a finance lease):

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

  5.
  the leased asset is of such a specialized nature that only the lessee can use it without major modifications;

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

Trade receivables

        The Company evaluates customer accounts with past-due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon a review of these accounts and Management's analysis and judgment, the Company estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer's receivable balance so as to equal the amount expected to be recovered. The allowance is re-evaluated and adjusted periodically as additional information is received.

Inventories

        Management reviews inventories on a product-by-product basis at the end of each reporting period to identify obsolete inventory items that are no longer suitable for use in production. Management estimates the net realizable value of finished goods, work-in progress and raw materials primarily based on current market conditions and on its experience in manufacturing and selling products of a similar nature. If net realizable value is lower than cost, an allowance is recorded.

Provisions and other liabilities

        Provisions are recognized and measured on the basis of the estimate and probability of future outflows of resources embodying benefits, as well as based on the circumstances known at the end of the reporting period. Assumptions also are made as to the probabilities whether and within what ranges the provisions may be used. The assessment of whether a present obligation exists is generally based on assessments of internal experts. Estimates can change on the basis of new information and the actual charges may affect the performance and financial position of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impairment of goodwill

        The estimates related to the impairment of goodwill arising from the acquisition of voxeljet UK included the consideration of revenue and expenses in the underlying business plan. In addition, the interest rate used in the discounted cash flow model as well as the growth rate applied in the terminal value are subject to assumptions, uncertainties and judgments. As part of the preparation of the impairment test, Management used historical data regarding revenues, sale prices and expenses as well as forecasts related to the UK economy and its industry. Information regarding comparable companies in the Company's peer group was also considered.

Notes to the Statement of Financial Position

6. Trade receivables

        Credit terms provided to customers are determined individually and are dependent on already existing customer relationships and the customer's payment history. The aging of trade receivables was as follows at each reporting date:

AGING STRUCTURE OF TRADE RECEIVABLES

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Not due at the end of the reporting period	2,108	2,370
Amount past due for the following time ranges
Less than 3 months	1,191	619
Between 3 and 6 months	44	150
Between 6 and 9 months	1	8
Between 9 and 12 months	4	1
More than 12 months	—	—

Total	3,348	3,148

        The change in the allowance for doubtful accounts was as follows:

Change in the allowance for doubtful accounts

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Balance at beginning of period	94	38
Charges	52	79
Release to income	(89)	(23)

Balance at end of period	57	94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Inventories

        Inventories consisted of the following for the years reported:

INVENTORIES BY CATEGORY

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Raw materials	621	473
Work in progress	6,095	3,735
Finished goods	1,125	1,039

Total	7,841	5,247

        As a result of the restructuring of the voxeljet UK business, an impairment of raw materials and work in progress in the amount of €1.1 million was recognized in 2015. No impairments of inventories were recorded in 2014 and 2013.

        As of December 31, 2014, within work in progress there was one unfinished VX4000 3D printer with a carrying amount of €0.7 million that served as collateral for a bank loan of the Company. In 2015 this 3D printer was installed in our German service center and transferred to property, plant and equipment with a carrying amount of €0.6 million as of December 31, 2015 and continued to serve as collateral for such bank loan.

8. voxeljet UK

Business acquisition

        On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited ("Propshop") which became voxeljet UK Ltd. ("voxeljet UK"), a wholly-owned subsidiary of the Company, supporting the film and entertainment industry, as well as the consumer market for on-demand 3D printing services.

        voxeljet performed a preliminary purchase price allocation as of December 31, 2014 with respect to certain separately identified intangible assets. As of March 31, 2015, the Company adjusted the purchase price allocation according to the fair values of the intangible assets and deferred taxes. Intangible assets were reduced by kEUR 118 with a corresponding increase of the goodwill while

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. voxeljet UK (Continued)

deferred tax adjustments decreased goodwill by kEUR 263. The acquired assets and liabilities comprised the following items based on the adjusted purchase price allocation:

October 1, 2014
Fair value
(€ in thousands)
Current assets	514
Cash and cash equivalents	2
Trade receivables	211
Inventories	301
Non-current assets	3,936
Intangible assets	1,134
Property, plant and equipment	2,802
Total assets	4,450
Current liabilities	3,466
Financial liabilities	1,542
Trade liabilities	1,126
Accruals	200
Bank overdraft	71
Other liabilties	527
Non-current liabilities	1,430
Financial liabilities	1,430
Total liabilities	4,896
Net assets (liabilities) acquired	(446)
Purchase price	967
Goodwill	1,413

        The intangible assets acquired in the business combination consisted of order backlog (kEUR 48), customer list (kEUR 622) and digital library (kEUR 464).

        The order backlog was amortized until December 31, 2014. The customer relations and digital library were to be amortized over a period of three years.

        The excess of the purchase price over the assets acquired and liabilities assumed was recorded as goodwill of €1.4 million. The goodwill resulted from synergies which relate to the expanded competencies obtained by voxeljet in the UK market and the skills of the voxeljet UK workforce.

        In the fourth quarter of 2014, Propshop's operations contributed revenues of €0.9 million and a net loss of €1.1 million. The Company incurred acquisition costs of €0.2 million, which were recorded as administrative expense.

Restructuring of voxeljet UK

        Following a review of the financial performance of voxeljet UK and its current market environment, Management decided in October 2015 to focus voxeljet UK's activities in the future solely on selling high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. voxeljet UK (Continued)

        As a result, the Company entered into an agreement in November 2015 with an investor group that includes the founder of Propshop to sell certain assets supporting certain business lines that serve customers in the film and entertainment industry (the DPM business), transfer certain employees and contractual arrangements and settle the earnout and employment agreement with the managing director entered into in connection with the acquisition of voxeljet UK in exchange for net cash consideration of kEUR 365.

        The charges from the restructuring of voxeljet UK amounted to €2.7 million and include a loss from the sale of fixed assets, the impairments of certain intangible assets separately identified in the business acquisition and inventories as well as payments for early termination of contracts and the transfer of employees. The following table summarizes the amounts relating to the restructuring charges.

		Year Ended December 31,
		2015
Components of restructuring charges	Line items in statement of comprehensive loss	(€ in thousands)
Write-off digital library	Cost of sales	309
Impairment of inventories	Cost of sales	1,068
Write-off customer list	Selling expense	380
Separation and breach of contract	Administrative expenses	260
Legal consulting	Administrative expenses	79
Settlement of rent agreements	Research and development expenses	67
Loss on disposal of fixed assets	Other operating expense	67
Transfer of employees	Other operating expense	275
Derecognition of goodwill due to disposed business	Other operating expense	129
Settlement of loan agreements	Finance expense	29

        With respect to the remaining goodwill arising from the acquisition of voxeljet UK of kEUR 1,273, an impairment test was triggered by the sale of the DPM business. voxeljet UK is considered as one cash-generating unit (CGU), which forms part of the Services segment.

        The recoverable amount of this CGU was based on its value in use, determined by discounting the future expected cash flows to be generated from the continuing use of the CGU. The recoverable amount of the CGU of kGBP 2,975 was higher than its carrying amount of kGBP 2,263.

        The key assumptions used in the estimation of the recoverable amount are set out below. The key assumptions represent Management's assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources. Further, the recoverable amount is particularly sensitive to the achievement of the forecasted revenue.

In percent	2015
WACC	10.1%
Terminal value growth rate	2.0%

        The discount rate was a pre-tax measure based on the rate of 10-year UK government bonds, adjusted for a risk premium to reflect both the increased risk of investing in equities generally and the systematic risk of the specific CGU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. voxeljet UK (Continued)

        Five years of cash flows were included in the discounted cash flow model. A long-term growth rate into perpetuity has been determined with the comparable nominal gross domestic product (GDP) rates in the UK.

        The forecasted projection on free cash flow was estimated taking into account past experience in the UK and the Company's service centers in Germany and the United States.

        The estimated recoverable amount of the CGU exceeded its carrying amount by kGBP 712. Management has identified that a reasonably possible change in either the WACC or the revenue forecast could result in an impairment. In order to capture the sensitivity in revenues, the estimated revenue for the last year of the plan (2020) was adjusted, while keeping the assumed growth rate in terminal value unchanged. The following table shows the amount by which these assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount.

Key assumptions	2015
WACC	2.5%
Revenue in the last year of the plan	kGBP 200

9. Intangible assets and goodwill

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Software	279	74
Licenses	189	—
Customer list	—	601
Digital library	—	453
Prepayments made on intangible assets	159	187

Total	627	1,315

        Due to the restructuring of the voxeljet UK business, the intangibles which arose from the business acquisition were impaired (refer to Note 8). The increase in software occurred as a result of the purchase of software licenses in connection with our new ERP system as well as related capitalized customizing cost. The increase regarding licenses was due to the acquisition of a specific license from a third party.

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Goodwill	1,273	1,558

        The decrease in goodwill mainly relates to the portion of goodwill allocated to the sold DPM business of voxeljet UK as well as the adjustment to the purchase price allocation as of March 31, 2015. (refer to Note 8).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Property, plant and equipment

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Land, buildings and leasehold improvements	12,167	11,212
Plant and machinery (includes assets under finance lease)	7,702	6,486
Other facilities, factory and office equipment	1,413	1,240
Assets under construction and prepayments made	101	528
Total	21,383	19,466
Thereof pledged assets of Property, Plant and Equipment	592	—
Leased assets included in Property, Plant and Equipment:	2,059	2,927
Printers	1,490	2,246
Printers leased to customers under operating lease	500	645
Other factory equipment	69	36

        The pledged assets consists of one 3D printer that serves as security for a certain credit line. Amounts added to plant and machinery relating to self-constructed 3D printers are considered non-cash transactions, which totaled to kEUR 3,943 and kEUR 392 in the financial years 2015 and 2014, respectively. During 2015, the Group acquired equipment with a carrying amount of kEUR 39 (2014: kEUR 0) under a finance lease.

        The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the financial years 2015 and 2014, respectively:

2015

	(€ in thousands)
	Acquisition and manufacturing cost							Depreciation and amortisation
															Carrying amount
									Current year
	01/01/2015	Additions	Disposals	Adjustment	Transfer	FX	12/31/2015	01/01/2015		Disposals	Impairment	Transfer	FX	12/31/2015	12/31/2015
Intangible assets
Software	183	124	0	0	154	0	461	109	74	0	0	0	(1)	182	279
Licences	36	209	0	0	0	0	245	36	20	0	0	0	0	56	189
Order backlog	103	0	0	0	0	0	103	103	0	0	0	0	0	103	0
Customer list	655	0	0	(33)	0	0	622	55	187	0	380	0	0	622	0
Digital library	494	0	0	(30)	0	0	464	41	113	0	309	0	1	464	0
Prepayments made on intangible assets	187	119	0	0	(147)	0	159	0	0	0	0	0	0	0	159
Goodwill	1,558	0	274	0	0	(11)	1,273	0	0	0	0	0	0	0	1,273

Total	3,217	452	274	(63)	7	(11)	3,328	344	394	0	689	0	0	1,427	1,900

Property, plant and equipment
Land, buildings and leasehold improvements	11,485	761	0	0	491	14	12,751	273	288	0	0	23	0	584	12,167
Plant and machinery	10,833	4,337	1,931	0	(612)	195	12,822	6,630	1,221	1,009	0	(284)	52	6,610	6,212
Other facilities, factory and office equipment	2,114	694	738	0	625	32	2,727	875	672	468	0	293	11	1,383	1,344
Assets under construction and prepayments made	528	96	0	0	(524)	1	101	0	0	0	0	0	0	0	101
Subtotal	24,960	5,888	2,670	0	(20)	242	28,402	7,778	2,181	1,477	0	32	63	8,577	19,824

Leased products	3,290	0	503	0	13	0	2,800	1,007	407	142	0	(32)	1	1,241	1,559

Total	28,250	5,888	3,173	0	(7)	242	31,202	8,785	2,588	1,619	0	0	64	9,818	21,383

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Property, plant and equipment (Continued)

2014

	(€ in thousands)
	Acquisition and manufacturing cost						Depreciation and amortisation
													Carrying amount
			Business combination					Current year	Business combination
	01/01/2014	Additions		Disposals	Transfer	12/31/2014	01/01/2014			Disposals	Transfer	12/31/2014	12/31/2014
Intangible assets
Software	155	28	0	0	0	183	93	16	0	0	0	109	74
Licences	36	0	0	0	0	36	36	0	0	0	0	36	0
Order backlog	0	0	103	0	0	103	0	103	0	0	0	103	0
Customer list	0	0	655	0	0	655	0	55	0	0	0	55	601
Digital library	0	0	494	0	0	494	0	41	0	0	0	41	453
Prepayments made on intangible assets	0	187	0	0	0	187	0	0	0	0	0	0	187
Goodwill	0	1,558	0	0	0	1,558	0	0	0	0	0	0	1,558

Total	191	1,773	1,253	0	0	3,217	129	215	0	0	0	344	2,873

Property, plant and equipment
Land, buildings and leasehold improvements	7,580	881	0	0	3,024	11,485	14	259	0	0	0	273	11,212
Plant and machinery	5,452	392	3,179	540	2,350	10,833	4,011	907	656	303	1,359	6,630	4,204
Other facilities, factory and office equipment	1,673	768	402	798	69	2,114	1,023	246	122	517	0	875	1,240
Assets under construction and prepayments made	2,942	752	0	0	(3,166)	528	0	0	0	0	0	0	528
Subtotal	17,647	2,793	3,581	1,338	2,277	24,960	5,048	1,412	779	820	1,359	7,778	17,184

Leased products	5,567	0	0	0	(2,277)	3,290	1,850	516	0	0	(1,359)	1,007	2,282

Total	23,214	2,793	3,581	1,338	0	28,250	6,898	1,928	779	820	0	8,785	19,466

        In December 2013, voxeljet purchased land, two production halls, and one building under construction in Friedberg, Germany for a total purchase price of €10.0 million. One of the production halls was previously leased by voxeljet from the seller; the lease was terminated as of December 31, 2013. The construction of the administrative building was completed by the end of March 2014. The relocation into the new building occurred in April 2014. In 2013, the Company committed to purchase additional land for €0.6 million, of which €0.2 million was paid in the second quarter of 2014.

        In total, the Company has entered into sale and leaseback transactions for 17 self-produced 3D printers, which were sold to banks and leased back with the intention to be used in the Services segment for the purpose of producing custom-ordered printed products and ultimately to sell them to customers as used printers. As of December 31, 2015, the Company had six active leasing contracts compared to seven in 2014. In 2015, one contract was terminated, the 3D printer was repurchased from the lessor and sold to a customer.

        In 2015 and 2014, there were no new sale and leaseback transactions. In 2013 the Company entered into sale and leaseback transactions for four self-produced 3D printers with sales proceeds of kEUR 1,900. In connection with these transactions the Company sold 3D printers with manufacturing costs of kEUR 851 in 2013. The gain of kEUR 1,049 from the sale was deferred and is amortized over the respective lease term. Three of the 3D printers are used in the Services segment and one was leased to a customer under an operating lease.

        Leases of 3D printers are non-cash transactions for purposes of the cash flow statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Property, plant and equipment (Continued)

        In connection with the sale of refurbished 3D printers to customers, the Company early terminated one finance lease in 2015 and three in 2014 and repurchased the applicable 3D printer from the lessor. Four other refurbished printers that had been carried as property, plant and equipment were sold to customers in 2015, while in 2014 only one other refurbished printer was sold to a customer.

11. Other liabilities and provisions

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Customer deposits	1,300	294
Liabilites from VAT	32	123
Employee bonus	664	—
Accruals for management compensation	—	140
Accruals for vacation and overtime	110	139
Accruals for licences	183	145
Accruals for LTCIP	478	752
Liabilties from payroll	216	15
Others	598	849

Total	3,581	2,457

        voxeljet has a Long-Term Cash Incentive Plan ("LTCIP") that provides for cash awards to non-executive employees. Under the plan, which was announced on October 2, 2013, the Company may grant individual award units of EUR 5,000 each up to a total maximum amount of 10% of the net proceeds received by the Company upon closing of its initial public offering. An initial grant of 684 award units was made to participants on October 2, 2013. The vesting of the awards occurs during three separate performance periods, with 20% of the awards vesting in performance period 1 ended December 31, 2013, 40% of the awards vesting in performance period 2 ended December 31, 2015, and the remaining 40% vesting in performance period 3 ending December 31, 2017. Vesting of the awards during performance period 1 was subject to a revenue growth target and the successful completion of the initial public offering. Both conditions for performance period 1 were met as of December 31, 2013. Therefore the awards regarding performance period 2 were paid in 2014.

        On September 30, 2015, Management granted an additional 131 award units to eligible employees. At grant date the fair value measurement of the liability regarding performance period 2 included the assumption, that both the revenue growth as well as the share price target would be achieved. Furthermore, Management expected that the eligible employees would not leave the Company before the settlement of performance period 2. For the assumptions of the fair value measurement related to performance period 3 please refer to the section below.

        In November 2015, Management decided to reduce the targets for performance periods 2 and 3 of the LTCIP granted awarded in October 2013 which were no longer probable of being achievable based on market conditions at the time of the modification. Although the targets for performance period 2 were adjusted, those targets were not achieved. Therefore there will be no payment related to the LTCIP for performance period 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Other liabilities and provisions (Continued)

        Vesting of the award during performance period 3 is subject to performance and market conditions, including revenue growth and market capitalization as of December 31, 2017. In determining the fair value of the liability for the third period of the LTCIP, the Company estimates an 80% probability of achievement for each target, revenue growth and market capitalization. This estimation is based on consideration of current market conditions. Moreover, Management expects an employee turnover rate of 5.8% based on past experience (2014: 5.0%). The following table shows the development of the accrual regarding the LTCIP.

	(€ in thousands)
	January 1, 2015	Usage	Addition	Reversal	December 31, 2015
Accrual for LTCIP	752	—	229	(503)	478

12. Financial instruments

        Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy defines the following levels:

  •
  Level 1: Quoted prices of the respective financial asset or financial liability in active markets

  •
  Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

  •
  Level 3: Input parameters not based on observable market data

        Under IAS 39 there are the following categories:

  (I)
  A financial asset or financial liability at fair value through profit or loss

  (II)
  Held-to-maturity investments

  (III)
  Available-for-sale financial assets

  (IV)
  Loans and receivables

  (V)
  Financial liabilities measured at amortized cost

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Financial instruments (Continued)

        The following tables list the carrying values and fair values of all financial instruments held by voxeljet:

12/31/2015	I.	II.	III.	IV.	V.	Fair Value	Level

Assets
Non-current assets
Restricted cash	—	—	—	206	—	206	Level 1
Current assets
Customer loan	—	—	—	10	—	10	Level 2
Bond funds	—	—	30,661	—	—	30,661	Level 1
Note receivable			1,075	—		1,075	Level 1
Cash and cash equivalents	—	—	—	2,086	—	2,086	Level 1
Liabilities
Non-current liabilities
Long-term debt	—	—	—	—	545	520	Level 2
Finance lease obligation	—	—	—	—	746	701	Level 2
Current liabilities
Bank overdraft	—	—	—	—	384	384
Long-term debt	—	—	—	—	207	206	Level 2
Finance lease obligation	—	—	—	—	559	589	Level 2

12/31/2014	I.	II.	III.	IV.	V.	Fair Value	Level

Assets
Non-current assets
Restricted cash	—	—	—	247	—	247	Level 1
Current assets
Customer loan	—	—	—	1,074	—	1,079	Level 2
Bond funds	—	—	40,068	—	—	40,068	Level 1
Cash and cash equivalents	—	—	—	8,031	—	8,031	Level 1
Liabilities
Non-current liabilities
Long-term debt	—	—	—	—	752	750	Level 2
Finance lease obligation	—	—	—	—	1,511	1,515	Level 2
Current liabilities
Bank overdraft	—	—	—	—	448	448
Long-term debt	—	—	—	—	203	198	Level 2
Finance lease obligation	—	—	—	—	590	593	Level 2

        The financial assets with a carrying amount of €32.0 million reported on the Company's statement of financial position at December 31, 2015 were comprised of investments in three bond funds (€30,661), a note receivable (kEUR 1,075) as well as the remaining unpaid interest from a customer loan (kEUR 10), all reported as current financial assets, and restricted cash (kEUR 206) reported as a noncurrent asset.

        As of December 31, 2014 the financial assets with a carrying amount of €41.4 million were comprised of investments in three bond funds (kEUR 39,055), a note receivable (kEUR 1,013) and three customer loans (kEUR 1,074), all reported as current financial assets, and restricted cash (kEUR 247) reported as a noncurrent asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Financial instruments (Continued)

        The fair value of the Company's investments in the bond funds was determined based on the unit prices quoted by the respective fund management company. The funds pursue the goal of daily liquidity and invest in short-term notes. The funds are open-ended; the units can be redeemed to the fund on a daily basis. Unit prices updated by the fund management company on a daily basis represent a quoted price in an active market.

        The fair value of the note receivable due January 2016 was based on the secondary market price quoted by a broker.

        The fair value of customer loans at December 31, 2014 was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium.

        The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models based on market interest rates available to the Company for similar transactions at the relevant date.

        Due to the short maturity and the current low level of interest rates, the carrying amount of credit lines and bank overdrafts and customer loan at December 31, 2015 approximate fair value.

13. Cost of sales

        Cost of sales includes personnel expenses, cost of material, purchased services, cost for finished goods and allocated indirect costs related to production.

COST OF SALES

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Personnel expenses	(5,386)	(4,287)	(3,133)
Material costs	(7,645)	(3,440)	(2,176)
Depreciation	(1,890)	(1,692)	(1,145)
Other expenses	(2,226)	(419)	(591)
Total	(17,147)	(9,838)	(7,045)

        In 2015 other expenses consisted of rental expenses (kEUR 736), license fees (kEUR 440), travel expenses (kEUR 394) and tooling kits (kEUR 211). In 2014 and 2013, other expenses primarily consisted of rental expenses for manufacturing space.

14. Other operating income and expense

        Other operating income includes primarily government grants received for ongoing research and development projects, the recognition of the gain on sale and leaseback transactions upon release from deferred income and gains from foreign exchange transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Other operating income and expense (Continued)

        The details of other operating income are presented for the years reported in the table below:

OTHER OPERATING INCOME

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Government grant income	322	208	260
Amortization of gain on sale and leaseback transactions	310	399	546
Recognition of deferred income due to early termination of sale and leaseback transactions	216	401	—
Reimbursement of transaction costs	108	86	—
Gains from foreign exchange transactions	863	290	4
Income from realized other comprehensive income	76	—	—
Other	235	—	84
Total	2,130	1,384	894

OTHER OPERATING EXPENSES

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Restructuring of business in UK	342	—	—
Expenses related to inital and secondary public offering	—	101	557
Losses from foreign exchange transactions	210	—	—
Derecognition of goodwill due to disposed business	129	—	—
Other	207	—	26
Total	888	101	583

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial result

        For the periods 2015, 2014 and 2013, the financial result was mainly driven by interest expense on finance leases, bank overdrafts and drawings under credit lines and long-term debt.

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Interest expense	(277)	(472)	(380)
Finance lease obligations	(201)	(114)	(198)
Bank overdrafts and lines of credit	(5)	(37)	(80)
Long-term debt	(41)	(195)	(73)
Other	(30)	(126)	(29)
Interest income	158	299	37
Payout of bond funds	116	201	—
Customer loans	7	50	18
Other	35	48	19

Financial result	(119)	(173)	(343)

16. Income taxes

        Income taxes consist of the following for the years reported:

Income tax (expense) benefit

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Current tax (expense) benefit	—	—	—
Deferred tax (expense) benefit	(64)	32	(358)

Total	(64)	32	(358)

        In 2015, 2014 and 2013, deferred tax (expense) benefit resulted from changes in deferred tax assets and liabilities on temporary differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Income taxes (Continued)

  Deferred tax assets and liabilities

        The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	Year Ended December 31,
	2015		2014
	(€ in thousands)
	Deferred tax assets	Deferred tax liabilties	Deferred tax assets	Deferred tax liabilties
Trade receivables	—	(14)	—	(13)
Other receivables and current assets	—	—	—	—
Property, Plant & Equipment	299	(704)	53	(664)
Current deferred income	170	—	106	—
Trade liabilites	—	(1)	—	—
Other current financial liabilities	—	—	165	—
Current financial assets	—	(3)	—	(80)
Other current liabilities and provisions	28	—	—	—
Non-current deferred income	—	—	211	—
Non-current financial liabilities	356	—	423	(16)
Non-current financial assets	—	—	—	(17)
Intangible assets	—	—	—	(213)
Tax losses carried forward	—	—	—	—
Valuation allowance	(132)	—	(168)	—
Tax assets (liabilities)	721	(722)	790	(1,003)
Set off of tax	(721)	721	(790)	790

Net tax	—	(1)	—	(213)

        At December 31, 2015 voxeljet had gross loss carry-forwards for corporation tax and trade tax losses of kEUR 10,335 and kEUR 10,090, respectively, for which no deferred taxes have been recognized. These tax losses can be carried forward without restriction for future offset against taxable profits. In addition, there are foreign tax loss carry-forwards of kEUR 9,309.

        In addition, a valuation allowance of kEUR 132 on net deferred tax assets related to sale and leaseback transactions was recorded in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Income taxes (Continued)

Reconciliation of profit before income taxes to income tax

        The reconciliation between profit before income taxes and income tax benefit (expense) for the reporting periods presented was as follows:

RECONCILIATION OF INCOME TAX BENEFIT (EXPENSE)

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Profit (Loss) before tax	(9,530)	(4,364)	(2,356)
Tax benefit at prevailing statutory rate (28%)	2,668	1,222	660
Non-deductible expenses	(47)	(25)	(23)
Tax-rate related differences	(259)	(44)	—
Unrecognized temporary differences and tax losses	(2,426)	(1,121)	(995)

Income tax benefit (expense)	(64)	32	(358)

17. Personnel expenses

        Personnel expenses included in cost of sales, research and development, and selling and administrative expenses are comprised of the following:

PERSONNEL EXPENSES

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Wages and salaries	9,866	5,505	3,850
LTCIP	(274)	412	729
Social security contributions	1,732	1,050	930

Total	11,324	6,967	5,509

        voxeljet AG offers to its employees a defined contribution plan called "MetallRente". The contributions paid by the Company amounted to kEUR 41, kEUR 30 and kEUR 23 for the years ended December 31, 2015, 2014, and 2013, respectively. The employer's contribution into the mandatory German state plan amounted to kEUR 511, kEUR 389 and kEUR 266 for the years ended December 31, 2015, 2014, and 2013, respectively.

18. Segment reporting

        voxeljet operates in two reportable segments—Systems and Services—which reflect the internal organizational and management structure according to the distinct nature of the two businesses. The Systems business derives its revenues from the manufacture and sale of 3D printers, from the sale of consumables as well as lease and maintenance agreements with customers, while the Services business provides custom-ordered printed product to customers.

        The measurement principles used by voxeljet in preparing this segment reporting are also the basis for segment performance assessment. The Chief Executive Officer of voxeljet acts as a chief operating

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Segment reporting (Continued)

decision maker. As a performance indicator, the chief operating decision maker mainly monitors the Company's revenues and gross profit.

        The following table summarizes segment reporting for each of the reporting periods ended December 31. As Management's controlling instruments are mainly revenue-based, the reporting information does not include a detailed breakdown of all assets and liabilities by category. The sum of the amounts for the two segments equals the total for the Company for each of the years presented.

SEGMENT REPORTING

	Year Ended December 31,
	2015		2014		2013
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	11,113	12,951	9,057	7,106	6,343	5,345
Gross profit	3,849	3,068	3,301	3,024	2,505	2,138
Gross profit in %	34.6%	23.7%	36.4%	42.6%	39.5%	40.0%
PPE	9,002	12,381	7,322	12,144	4,913	11,403
Trade receivables	1,639	1,709	1,055	2,093	558	445
Trade payables	984	775	1,031	1,295	632	870
Depreciation and amortization (excl. Intangible assets)	775	1,813	425	1,503	174	1,309
Loss on disposal of DPM business	—	2,663	—	—	—	—

        Systems revenues include revenues from the sales of used 3D printers of kEUR 1,224, kEUR 393, and kEUR 300 for the years ended December 31, 2015, 2014, and 2013, respectively.

Geographic information

REVENUES BY GEOGRAPHICAL REGION

        voxeljet's revenues and non-current assets are presented below by geographic region. For purposes of this presentation, revenues are based on the geographic location of customers and assets are based on their geographic location.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Segment reporting (Continued)

        voxeljet's revenues were generated in the following geographical regions for the years reported:

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
EMEA	18,214	10,571	11,286
Germany	6,984	4,587	4,486
Great Britain	4,464	2,276	2,236
Others	6,766	3,708	4,564
Asia Pacific	2,703	4,306	142
South Korea	1,277	2,042	78
Others	1,426	2,264	64
Americas	3,147	1,286	260
United States	3,110	893	253
Others	37	393	7
Total	24,064	16,163	11,688

        In 2015 and 2014 no customer represented 10% or more of total revenue. In 2013, the Company had one customer who represented 13% of total revenues.

        In 2014, on two occasions the Company provided loans to customers to cover a portion of the purchase price of a 3D printer. The Company recognized revenue from the sale of these 3D printers upon acceptance by the customer at the fair value of the consideration received which was comprised of cash and the loan.

NON-CURRENT ASSETS BY GEOGRAPHICAL REGION

	Year Ended December 31,
	2015	2014
	(€ in thousands)
EMEA	20,748	21,823
Germany	19,017	19,195
Great Britain	1,731	2,628
Americas	2,822	763
United States	2,822	763
Total	23,570	22,586

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Financial risk management

        The Company's Management Board is responsible for implementing the finance policy and for ongoing financial risk management. Therefore the Management Board has established a Risk Management Committee, which is responsible for developing and monitoring of the Group's risk management policies especially regarding financial risks. Generally the committee provides an overview of financial risks on a quarterly basis to the Management Board as part of the Company's quarterly management reporting procedures.

        The Company's principal financial instruments are comprised of short-term bank deposits at commercial institutions, bond funds, a note receivable, lease obligations and long-term debt. The main purpose of the financial asset instruments is to provide a return on investments with minimal risk. The main purpose of the financial liability instruments is to help fund the Company's operations. The Company has various other financial assets and liabilities including trade receivables and trade payables, which arise directly from its operations.

        The main risks arising from the Group's financial instruments are foreign exchange risk and credit risk. The measures taken by Management to manage each of these risks are summarized below.

        Transactions related to activities in the area of financial instruments require the prior approval of the Chief Financial Officer. The Company did not enter into any derivative financial instruments for hedging purposes in 2015.

        Management receives a weekly reporting of the current liquidity of the Group by entity. Furthermore, a monthly cash flow plan meeting has been established, where Management reviews the cash forecasts and the future development of flows of funds on an ongoing basis.

Foreign exchange risk

        The Company is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases and borrowings are denominated and the respective functional currencies of subsidiaries of the Group. The functional currencies of the parent company voxeljet AG and its subsidiaries are Euro, US Dollars and British Pound Sterling. The majority of the sale, purchase and borrowing transactions are denominated in the functional currency of the parent company or its subsidiaries. The primarily driver of foreign exchange risk derives from the intercompany loans made to subsidiaries and the note receivable each as summarized below.

        voxeljet has provided intercompany loans to its subsidiaries to finance their operations. The loans were granted in the local currency of the subsidiaries. Gains and losses from movements in exchange rates are recorded within other operating income or expense in the consolidated statement of comprehensive loss. As of December 31, 2015 the amount borrowed to voxeljet UK totaled GBP 6.6 million (€9.0 million). A relative increase in the value of the Euro against British Pound Sterling of 10% would lead to a loss of €0.8 million. The amount of loans granted to voxeljet America totaled to USD 4.5 million (€ 4.1 million) as of December 31, 2015. A relative increase in the value of the Euro against US Dollars of 10% would lead to a loss of €0.4 million.

        voxeljet's financial assets include one note receivable denominated in British Pound Sterling in the amount of GBP 0.8 million (€ 1.1 million). A relative increase in the value of the Euro against British Pound Sterling of 10% would lead to a loss of €0.1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Financial risk management (Continued)

        For the year ended December 31, 2015, voxeljet generated 44.85% of its revenues in the eurozone. Additionally, the majority of the Company's sourcing transactions are also transacted in Euros in that zone.

        The Company invoiced 75% in 2015, 90% in 2014 and 100% in 2013 of total revenues in Euro. As revenues in foreign currency usually correspond to costs which are incurred in the same currency, we consider the risk as minor.

        The significant exchange rates which have been applied during the years presented are disclosed in Note 3.

Interest rate risk

        voxeljet's principal interest-bearing positions are liabilities for bank borrowings and finance lease obligations. These liabilities are entirely at a fixed interest rate. As such, changes in market interest rates have no effect on future interest expenses.

Credit risk

        Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables and customer loans) and from its financing activities, including deposits and investments with financial institutions. Therefore, the carrying amount of cash and cash equivalents, financial assets, and trade receivables represents the maximum credit exposure of €37.4 million (2014: € 52.6 million).

        The Company's exposure to credit risk is influenced by the individual characteristics of each customer. However, Management also considers factors that influence the credit risk of its customer base, including the default risk of the industry and the country in which the customer operates. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables. As of December 31, 2015 there was only one customer loan, with only the current year interest payment unpaid and outstanding. The interest was fully settled in January 2016. As of December 31, 2014 there were three customer loans of €1.1 million in total. For an overview of the aging of receivables and the allowance for doubtful accounts refer to note 7.

        The Group limits its exposure to credit risk by investing only in bond funds and note receivables which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A-3 based on Standard & Poor's or P-2 based on Moody's.

        The bank deposit are held with financial institutions, which are rated BBB to A2 based on Standard & Poor's and Moody's.

Liquidity risk

        Liquidity risk is the risk that voxeljet might not have sufficient cash to meet its payment obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Financial risk management (Continued)

liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation of the Company. Liquidity risk is countered by systematic, day-by-day liquidity management whose fundamental requirement is that solvency must be guaranteed at all times. A major responsibility of management is to monitor the cash balances and to set up and update cash planning on a monthly basis to ensure liquidity. At all times cash and cash equivalents are projected on the basis of a regular financial and liquidity planning. The monitoring includes the expected cash inflows on trade and other receivables together with expected cash outflows from trade and other payables.

        The following are the remaining contractual maturities of financial liabilities and trade payables at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

Year Ended December 31,
2015
(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Bank overdrafts and lines of credit	384	(384)	(36)	(348)	—	—	—
Long-term debt	752	(807)	(25)	(206)	(355)	(221)	—
Finance lease obligations	1,305	(1,389)	(95)	(513)	(704)	(77)	—
Trade payables	1,759	(1,759)	(1,759)	—	—	—	—
Total	4,200	(4,339)	(1,915)	(1,067)	(1,059)	(298)	—

Year Ended December 31,
2014
(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Bank overdrafts and lines of credit	448	(448)	—	(448)	—	—	—
Long-term debt	955	(1,042)	(25)	(211)	(439)	(294)	(73)
Finance lease obligations	2,101	(2,276)	(112)	(561)	(1,270)	(333)	—
Trade payables	2,326	(2,326)	(1,914)	(206)	(206)	—	—
Total	5,830	(6,092)	(2,051)	(1,426)	(1,915)	(627)	(73)

        The Company's short- and mid-term liquidity needs are currently covered. Due to the proceeds from the initial public offering as well as the follow-on offering, the Company considers the mid-term liquidity risk as minor.

20. Capital management

        Management's aim is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Capital management (Continued)

        Equity is monitored by the Company using financial ratios. The equity used as a basis for determining the equity ratio corresponds to the equity disclosed in the Consolidated Statement of Financial Position.

        Part of the capital management strategy is to reduce the number of sale and leaseback transactions for 3D printing equipment used in the production of printed products for customers. As a result of the Company's increased liquidity from its public equity offerings, certain lease contracts will be terminated prior to their scheduled maturity.

        voxeljet's capital structure as of the end of the reporting periods 2015 and 2014 was as follows:

CAPITAL STRUCTURE

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Equity	61,469	71,300
Share of total equity and liabilities	87.7%	87.9%
Current financial liabilities	1,150	1,241
Non-current financial liabilities	1,291	2,263
Total financial liabilities	2,441	3,504
Share of total equity and liabilities	3.5%	4.3%

Total equity and liabilities	70,120	81,095

21. Leases

Finance leases

Lessee

        Future minimum lease payments under financing lease arrangements at the end of the considered reporting periods were as follows:

PRESENT VALUE OF MINIMUM LEASE PAYMENTS

	Year Ended December 31, 2015
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
	(€ in thousands)
due within 1 year	608	(49)	559
due between 1 and 5 years	781	(35)	746
due in more than 5 years	—	—	—

Total	1,389	(84)	1,305

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Leases (Continued)

	Year Ended December 31, 2014
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
	(€ in thousands)
due within 1 year	658	(81)	577
due between 1 and 5 years	1,572	(91)	1,481
due in more than 5 years	—	—	—

Total	2,230	(172)	2,058

Operating Leases

Lessee

        The estimated payment schedule regarding operating leases at the end of the considered reporting periods was as follows:

OPERATING LEASE OBLIGATIONS

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Less than 1 year	507	479
1 to 5 years	857	1,399
Over five years	—	—

Total	1,364	1,878

        Operating lease expenses were kEUR 813, kEUR 348, and kEUR 377 in the financial years 2015, 2014, and 2013, respectively. Operating lease expenses are primarily related to the rental agreements for real estate regarding our foreign operations and a new rented building at our German headquarters put in service in 2015.

Lessor

        voxeljet leased five of its self-produced 3D printers to customers. Under the lease contracts, voxeljet bears a majority of the substantial risks and rewards of the underlying assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Leases (Continued)

Operating lease payments receivable for subleases

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Less than 1 year	89	157
1 to 5 years	94	183
Over five years	—	—

Total	183	340

        The operating lease income was kEUR 225, kEUR 169 and kEUR 126 in the financial years 2015, 2014, and 2013, respectively.

22. Commitments, contingent assets and liabilities

        In connection with the enforcement of voxeljet's intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company's or a third-party's intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

        On December 1, 2015, the Company signed a definitive agreement to form an equity joint venture with Suzhou Meimai Fast Manufacturing Technology Co., Ltd. ("Meimai") to pursue opportunities in the industrial 3D printing market in China. voxeljet AG is committed to make a capital contribution of RMB 19.2 million (€2.7 million) as part of its joint venture arrangement with Meimai. voxeljet AG's capital contribution will be made in three tranches of RMB 6.5 million (€0.9 million) in each of 2016, 2017 and 2018.

23. Related party transactions

        Related party transactions at voxeljet mainly consist of transactions with individuals on the Management Board and Supervisory Board.

        Key management is defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company within their function and within the interest of the Company.

        The following table presents the amount and components of Management Board compensation:

MANAGEMENT COMPENSATION

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Fixed compensation	506	504	352
Variable compensation	—	56	250
Total	506	560	602

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Related party transactions (Continued)

        Management Board remuneration currently consists of a fixed monetary remuneration, other fixed benefits (including Company car allowances and contributions to a direct contribution plan), and a variable bonus.

        At December 31, 2015 and 2014, amounts of kEUR 0 and kEUR 276 were accrued for Management Board compensation.

        voxeljet's Chief Executive Officer agreed to personally guarantee EUR 75,000 of a loan from Bayerische Hypo- und Vereinsbank AG, Munich, Germany, to the Company. Three of the shareholders of voxeljet pursuant to an agreement, dated September 1, 2010, each agreed to reimburse the Chief Executive Officer EUR 18,750 in case voxeljet defaults on the loan and the Chief Executive Officer was required to pay any sums under his personal guarantee. The Company paid an interest rate of 6.00% per annum on the guaranteed amount to each guarantor. The guarantee and the agreement with the shareholders were terminated in March 2014.

Transactions with related parties

        A related party relationship could have an effect on the profit and loss and financial position of the Company. Defined as related parties are individuals or other third parties with whom voxeljet has common control relationships.

OTHER RELATED PARTIES

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Owner	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current

        The main transactions with other related individuals were the following:

        Franz Industriebeteiligungen AG, Augsburg, Germany, is owned by Mr. Rudolf Franz who worked as an external consultant at voxeljet until June 30, 2013. Since July, 1, 2013, he has been the Chief Financial Officer of voxeljet AG. For his external consulting services, Franz Industriebeteiligungen AG, received compensation on a regular basis which was split into a fixed and variable component, amounted to the following: kEUR 99 (kEUR 70 fixed and kEUR 29 variable) for 2013. Other transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2, in each of 2015, 2014 and 2013. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amount to kEUR 2 in each of 2015, 2014, and 2013.

        Further, voxeljet acquired goods amounting to kEUR 38, kEUR 29, and kEUR 20 in 2015, 2014 and 2013 from 'Schlosserei und Metallbau Ederer', which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

24. Equity

        On October 23, 2013, the Company completed its initial public offering of 7,475,000 American Depositary Shares ("ADSs") at a public offering price of USD 13.00 per ADS. Of the 7,475,000 ADSs sold in the public offering, 5,600,000 were sold by the Company and 1,875,000 were sold by its

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Equity (Continued)

shareholders (the "Selling Shareholders"). As a result of the offering, the Company received net proceeds of approximately USD 64.5 million, or approximately €46.8 million, after deducting underwriting discounts and commissions and €2.2 million in offering costs.

        On April 16, 2014, the Company completed a follow-on offering of 3,000,000 ADSs at a public offering price of USD 15.00 per ADS. Net proceeds from the follow-on offering to the Company were approximately USD 41.4 million. On April 24, 2014, the underwriters in the follow-on offering purchased 450,000 ADSs from the Selling Shareholders pursuant to the overallotment option they were granted in the follow-on offering. The net proceeds to the Selling Shareholders were approximately USD 6.4 million, or approximately €4.6 million. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

        At December 31, 2015, 3,720,000 no-par value ordinary shares were issued and outstanding. There is only a single class of ordinary shares with the same rights, preferences and restrictions. Each share entitles the holder to one vote at the shareholders' meeting. Shareholders participate in the profits according to their share in the share capital, based on their number of shares held. The general shareholders' meeting resolves the appropriation of the balance sheet profit established in the annual financial statements and the dividends.

        The Articles of Association authorize the Management Board, subject to the consent of the Supervisory Board, to increase the Company's registered share capital in one or more tranches by up to kEUR 1,860 new no par value ordinary shares against contribution in cash or in kind until May 26, 2019.

25. Subsequent Events

        In February 2016, voxeljet concluded three loan agreements with Kreissparkasse Augsburg, Germany, in an aggregate amount of €4.0 million to finance the construction of new office and production facilities in Friedberg comprised of (i) a loan agreement in the amount of €2.0 million with a fixed interest rate of 2.47% per annum due December 30, 2025, (ii) a loan agreement in the amount of €1.0 million with a fixed interest rate of 2.72% per annum due December 30, 2030 and (iii) a loan agreement in the amount of €1.0 million with a variable interest rate of 1.75% per annum, which can be terminated by either party upon three months' notice. Among other terms, the loan agreements contain (i) certain covenants, including that voxeljet deposit €2.0 million with Kreissparkasse Augsburg until it has reached certain ratio with respect to its ability to service the debt by the end of 2019, and (ii) change of control provisions concerning the ownership of the Company by its executive officers, Dr. Ingo Ederer and Rudolf Franz. In case voxeljet fails to meet that ratio by the end of its business year 2019, voxeljet is obliged to pledge €2.0 million for the benefit of the lender. In addition, the land owned by voxeljet upon which the facilities will be built will serve as collateral under the loan agreements. Management expects that construction will commence in May 2016.