Form 20-F
period 2016-12-31
voxeljet AG
filed 2017-03-30
CIK 1582581

As filed with the Securities and Exchange Commission on March 30, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001‑36130

voxeljet AG

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Paul‑Lenz Straße 1a

86316 Friedberg, Germany

(Address of principal executive offices)

Rudolf Franz, Telephone: (49) 821 7843 100, Facsimile: (49) 821 7843 111,

Address: Paul‑Lenz Straße 1a, 86316 Friedberg, Germany

(Name, Telephone, E‑mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares each representing one‑fifth of an ordinary share	New York Stock Exchange LLC
Ordinary shares, €1.00 nominal value per share*	New York Stock Exchange LLC*

*Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities registered for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,720,000 ordinary shares

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non‑accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b‑2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non‑accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

SPECIAL NOTE REGARDING FORWARD‑LOOKING STATEMENTS

This annual report on Form 20‑F contains forward‑looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward‑looking statements. You can identify these forward‑looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward‑looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, results of operations, cash needs, spending of the proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

By their nature, forward‑looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward‑looking statement contained in this annual report, we caution you that forward‑looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward‑looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

Actual results could differ materially from our forward‑looking statements due to a number of factors, including, without limitation, risks related to:

•	our ability to introduce new 3D printers and related print materials acceptable to the market and to improve the technology and print materials used in our current 3D printers;

•	fluctuations in our revenues and operating results;

•	the long sales cycle for our products, which makes the timing of our production planning and our revenues difficult to predict;

•	our ability to adequately increase demand for our products;

•	our ability to significantly increase the number of materials for use in our 3D printers fast enough to meet our business plan;

•	our dependence upon sales to certain industries;

•	our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products;

•	our ability to manage the expansion of our operations effectively in order to achieve our projected levels of growth;

•	our ability to manage the expansion of our operations effectively in difficult market environments like UK, India and China;

•	our ability to attract and retain key management or other key employees;

•	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

•	our ability to obtain patent protection for our products or otherwise protect our intellectual property rights;

•	our ability to protect our trade secrets and intellectual property; and

•	the other factors listed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Any forward‑looking statements that we make in this annual report speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or SEC after the date of this annual report. See “Item 10. Additional Information—H. Documents on Display.”

You should also read carefully the factors described in the “Item 3. Key Information—D. Risk Factors” section of this annual report and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward‑looking statements. As a result of these factors, we cannot assure you that the forward‑looking statements in this annual report will prove to be accurate. Furthermore, if our forward‑looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward‑looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

voxeljet AG is a German stock corporation (Aktiengesellschaft or AG), and its registered offices and substantially all of its assets are located outside of the United States. In addition, most of the members of our management board, our supervisory board, our senior management and the experts named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon voxeljet AG or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against voxeljet AG in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against voxeljet AG or the members of its management board and supervisory board, its senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and senior management and the experts named in this annual report. In addition, even if a judgment against our company, the non‑U.S. members of our management board, supervisory board or senior management based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.          SELECTED FINANCIAL DATA

We present below our selected historical financial and operating data as of and for each of the years in the five‑year period ended December 31, 2016. The financial data have been derived from our financial statements which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial statements as of December 31, 2016 and 2015 and for each of the years in the three‑year period ended December 31, 2016 are included elsewhere in this annual report. Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our financial statements and related notes, each included elsewhere in this annual report.

Statement of Comprehensive Income (Loss) Data:

	Year Ended December 31,
	2016	2016	2015	2014	2013	2012
	($ in thousands, except share and per share data) (1)	(€ in thousands, except share and per share data)
Revenues	$ 24,726	€ 22,338	€ 24,064	€ 16,163	€ 11,688	€ 8,711
Cost of sales	17,085	15,435	17,147	9,838	7,045	4,957
Gross profit	7,641	6,903	6,917	6,325	4,643	3,754
Selling expenses	5,880	5,312	6,922	3,746	2,640	1,510
Administrative expenses	5,051	4,563	5,178	4,026	1,676	758
Research and development expenses	6,291	5,683	5,470	4,027	2,651	1,573
Other operating expenses	4,296	3,881	888	101	583	62
Other operating income	(1,568)	(1,417)	(2,130)	(1,384)	(894)	(822)
Operating profit (loss)	(12,308)	(11,119)	(9,411)	(4,191)	(2,013)	673
Finance expense	255	230	277	472	380	363
Finance income	(42)	(38)	(158)	(299)	(37)	(18)
Financial result	213	192	119	173	343	345
Profit (loss) before income taxes	(12,520)	(11,311)	(9,530)	(4,364)	(2,356)	328
Income tax expenses (benefit)	2	2	64	(32)	358	116
Profit (loss)	$ (12,522)	€ (11,313)	€ (9,594)	€ (4,332)	€ (2,714)	€ 212
Other comprehensive (income) loss	$ (1,230)	€ (1,111)	€ 237	€ 1	--	€ (1)
Total comprehensive income (loss)	$ (11,293)	€ (10,202)	€ (9,831)	€ (4,333)	€ (2,714)	€ 213

Profit (loss) attributable to:
Owner of the Company	$ (12,494)	€ (11,287)	€ (9,594)	€ (4,332)	€ (2,714)	€ 212
Non-controlling interests	$ (29)	(26)	--	--	--	--
	$ (12,522)	€ (11,313)	€ (9,594)	€ (4,332)	€ (2,714)	€ 212

Total comprehensive income (loss) attributable to:
Owner of the Company	$ (11,264)	€ (10,176)	€ (9,831)	€ (4,333)	€ (2,714)	€ 213

Non-controlling interests	$ (29)	(26)	--	--	--	--
	$ (11,293)	€ (10,202)	€ (9,831)	€ (4,333)	€ (2,714)	€ 213

Earnings (loss) per share	$ (3.37)	€ (3.04)	€ (2.58)	€ (1.22)	€ (1.21)	€ 0.11
Weighted average number of ordinary shares outstanding	3,720,000	3,720,000	3,720,000	3,555,616	2,252,000	2,000,000

Statement of Financial Position Data:

	Year Ended December 31,
	2016	2016	2015	2014	2013	2012
	($ in thousands) (1)	(€ in thousands)
Cash and cash equivalents	$ 8,274	€ 7,849	€ 2,086	€ 8,031	€ 33,459	€ 301
Inventories	11,820	11,213	7,841	5,247	3,641	2,806
Fixed assets	24,793	23,521	21,383	19,466	16,316	5,299
Current financial assets	13,260	12,579	31,746	41,142	744	108
Total assets	65,501	62,139	70,120	81,095	57,916	10,738
Total liabilities	11,177	10,603	8,651	9,795	12,516	9,520
Equity	54,324	51,536	61,469	71,300	45,400	1,218

Other Data:

	2016	2016	2015	2014	2013	2012
	($ in thousands, except 3D printers sold and per share data) (1)	(€ in thousands, except 3D printers sold and per share data)
EBITDA(2)	$ (9,494)	€ (8,577)	€ (6,429)	€ 2,048	$ (520)	€ 2,016
Earnings (loss) per ADS(3)	$ (0.67)	€ (0.61)	€ (0.52)	€ (0.24)	€ (0.24)	€ 0.02
3D printers sold(4)	18	18	18	14	9	6

(1)

Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2016 of  $ 1.0541 and the average exchange rate from January 1 until December 31, 2016 of $ 1.1069 per euro, respectively. See “Exchange Rate Information” below.

(2)

We define EBITDA (earnings before interest, taxes, depreciation and amortization) as profit (loss) plus income tax expenses (benefit), financial result and depreciation and amortization. Disclosure in this annual report of EBITDA, which is a non‑IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non‑recurring items.

The following table reconciles profit (loss) to EBITDA for the periods presented:

	Year Ended December 31,
	2016	2016	2015	2014	2013	2012
	($ in thousand) (A)	(€ in thousands)
Profit (loss)	$ (12,522)	€ (11,313)	€ (9,594)	€ (4,332)	$ (2,714)	€ 212
Income tax expenses (benefit)	2	2	64	(32)	358	116
Financial result	213	192	119	173	343	345
EBIT	(12,308)	(11,119)	(9,411)	(4,191)	(2,013)	673
Depreciation and amortization	2,814	2,542	2,982	2,143	1,493	1,343
EBITDA	$ (9,494)	€ (8,577)	€ (6,429)	€ (2,048)	€ (520)	€ 2,016

(A)

Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $ 1.1069 per euro, the average exchange rate from January 1 until December 31, 2016. See “Exchange Rate Information” below.

(3)	Each ADS represents one‑fifth of an ordinary share.

(4)	Includes refurbished 3D printers but does not include test machines or 3D printers involved in sale and leaseback transactions.

Exchange Rate Information

We publish our financial statements in euros. As discussed in this annual report, “euro” or “€” means the single unified currency that was introduced in the Federal Republic of Germany on January 1, 1999. “U.S. dollar” or “$” means the lawful currency of the United States of America. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American depositary shares, or ADSs, on the New York Stock Exchange. The table below shows the period end, average, high and low exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our financial statements included in this annual report and other financial data appearing in this annual report.

Year Ended December 31,	High	Low	Average	Year end
2012	1.3463	1.2062	1.2909	1.3186
2013	1.3816	1.2774	1.3303	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015	1.1025	1.0573	1.1096	1.0859
2016	1.1569	1.0364	1.1069	1.0541

Month Ended	High	Low	Average	Month end
September 2016	1.1296	1.1146	1.1212	1.1161
October 2016	1.1236	1.0872	1.1026	1.0946
November 2016	1.1095	1.0548	1.0799	1.0635
December 2016	1.0762	1.0364	1.0543	1.0541
January 2017	1.0755	1.0385	1.0614	1.0755
February 2017	1.0808	1.0513	1.0643	1.0597
March 2017 (through March 20, 2017)	1.0752	1.0514	1.0616	1.0752

The noon buying rate of the Federal Reserve Bank of New York for the euro on March 20, 2017 was € 1.00 = USD 1.0752.

Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros into U.S. dollars at an exchange rate of $1.0541 per euro, the exchange rate on December 31, 2016.

B.          CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.          REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Risks Related to Our Business and Industry

We may not be able to introduce new 3D printers and related print materials acceptable to the market or to improve the technology and print materials used in our current 3D printers.

Our revenues are derived from the sale of 3D printers for, and products manufactured using, additive manufacturing. Our market is subject to innovation and technological change. A variety of technologies compete against one another in our market, which is, in part, driven by technological advances and end‑user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the industrial additive manufacturing market depends, in large part, on our success in enhancing and developing new 3D printers, enhancing and adding to our technology and developing and qualifying new materials in which we can print. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products and technologies. However, we may not be able to:

•	enhance our existing products and technologies;

•	continue to leverage advances in industrial printhead technology;

•

develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end‑users, particularly with respect to the physical properties of print materials and other consumables;

•	respond to technological advances and emerging industry standards and practices on a cost‑effective and timely basis;

•	develop products that are cost effective or that otherwise gain market acceptance; or

•	adequately protect our intellectual property as we develop new products and technologies.

Even if we successfully enhance our existing 3D printers or create new 3D printers, it is likely that new 3D printers and technologies that we develop will eventually supplant our existing 3D printers or that our competitors will create 3D printers that will replace our 3D printers. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

Our revenues and operating results may fluctuate.

Our revenues and operating results may fluctuate from quarter‑to‑quarter and year‑to‑year and are likely to continue to vary due to a number of factors, many of which are not within our control. A significant portion of our 3D printer orders are typically received during the second and fourth quarters of the fiscal year as a result of the timing of capital expenditures of our customers. Our 3D printers typically are shipped between three and nine months after an order is received. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. We also typically experience weaker demand for our 3D printers in the first and third quarters. For these reasons, comparing our operating results on a period‑to‑period basis may not be meaningful. Until our business grows more significantly, the timing of individual printer sales, because of the cost of our largest printers, can have meaningful effects on and result in fluctuations in our quarterly results. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this annual report:

•	the degree of market acceptance of our products;

•	the mix of products that we sell during any period;

•	our long sales cycle including our ability to adapt production to demand;

•	the entry of new competitors into our market;

•	generally weaker demand for 3D printers in the first and third quarters;

•	development of new competitive systems or processes by others;

•	changes in our pricing policies or those of our competitors, including our responses to price competition, impacting our ability to realize work in progress at expected gross margins;

•	delays between our expenditures to develop and market new or enhanced 3D printers and products and the generation of sales from those products;

•	changes in the amount we spend in our marketing and other efforts;

•	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

•	changes in the cost of satisfying our warranty obligations and servicing our installed base of products;

•	our level of research and development activities and their associated costs and rates of success;

•	changes in the size and complexity of our organization, including our operations outside of Europe;

•	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

•	general economic and industry conditions that affect end‑user demand and end‑user levels of product design and manufacturing;

•	changes in accounting rules and tax laws; and

•	changes in interest rates that affect returns on our cash balances and short‑term investments.

Our margins and EBIT may fluctuate.

Margins in both our Systems and Services segments and our EBIT may fluctuate from quarter‑to‑quarter and year‑to‑year and are likely to continue to vary due to a number of factors, many of which are beyond our control. To pursue our growth strategy, we have expanded by establishing operations in different countries. While those subsidiaries are in the start‑up phase, we may not be able to achieve our desired gross margin and EBIT targets for those subsidiaries. This may lead to a weaker margin and EBIT contribution from these subsidiaries to us.

The long sales cycle for our products makes the timing of our revenues difficult to predict.

Generally, our 3D printers have a long sales cycle. Because our 3D printers are complex and typically involve significant capital investments by prospective purchasers, we and our sales agents generally need to invest a significant amount of time educating prospective purchasers about the benefits of our products. As a result, before purchasing our products, potential purchasers may spend a substantial amount of time performing internal assessments before making a purchase. This may cause us to devote significant effort in advance of a potential sale without any guarantee of receiving any related revenues. Delays in sales could cause significant variability in our revenues and operating results for any particular period. In addition to that, delays in sales could lead to an increase in work in progress resulting in an allowance for slow-moving inventories.

Demand for our products may not increase adequately.

The marketplace for industrial manufacturing is dominated by conventional manufacturing methods that do not involve additive manufacturing technology. We may not be able to develop effective strategies to raise awareness among potential customers of the benefits of our additive manufacturing technology. If additive manufacturing technology does not gain market acceptance as an alternative for industrial manufacturing, or if the marketplace adopts additive manufacturing based on a technology other than our technology, we may not be able to increase or sustain the level of sales of our products and machines and our results of operations would be adversely affected as a result. If we are not able to manage the conversion from work in progress to sales, it could lead to an undesirable increase of inventory resulting in allowance for slow-moving inventory.

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

Our revenues of machines and products are relatively concentrated in companies in the automotive, foundry, film and entertainment, aerospace and art and architecture industries and those industries’ respective suppliers. To the extent any of these industries experiences a downturn and we are unable to penetrate and expand into other industries, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our 3D printers, it may adversely affect our results of operations.

If our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

We purchase components and certain sub‑assemblies for our systems and consumables that are used in our print materials from third‑party suppliers. While there are several potential suppliers of most of the components and sub‑assemblies for our systems, and for most of the consumables for our print materials, we currently choose to use only a limited number of suppliers for several of these components and materials. Our reliance on a limited number of vendors involves a number of risks, including:

•	potential shortages of some key components;

•	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

•	discontinuation of a product on which we rely;

•	potential insolvency of these vendors; and

•	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems based on our internal forecasts and the availability of consumables, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or consumable that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and, consequently, reduced margins, and damage to our reputation. If we are unable to find a suitable supplier for a particular component, consumable or compound, we could be required to modify our existing products to accommodate substitute components, consumables or compounds. In addition, because we use a limited number of suppliers, increases in the prices charged by our suppliers may have an adverse effect on our results of operations, as we may be unable to find a supplier who can supply us at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

We may not be able to manage the expansion of our operations effectively in order to achieve our projected levels of growth.

We have expanded our operations significantly in recent periods, including both our German and U.S. operations, and our business plan calls for further expansion over the next several years, including UK, Asia and North America. After the restructuring of our UK operation, we still serve the film and entertainment industry without the expensive post production processes but also address the automotive and aerospace industry. Our expansion in Asia is proceeding through the establishment of our new subsidiaries in India and China. The legal, market and cultural environment in both India and China represent challenges for our management. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve our planned broadening of our product offerings and client base, improvements in our 3D printers and materials used in our 3D printers, and our ongoing international growth. In particular, we must increase our marketing and services staff to support new marketing and service activities and to meet the needs of both new and existing customers. Our ability to successfully increase our marketing efforts is not guaranteed, and if we are not able to successfully increase our marketing efforts, we may not be able to grow our business as intended. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may not be able to achieve our anticipated level of growth, which would adversely affect our results of operations.

Our operations could suffer if we are unable to attract and retain key management or other key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior management team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior management team could delay or prevent the successful implementation of our growth strategy, or the commercialization of new applications for our 3D printers or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the additive manufacturing industry, and there can be no assurance that we will be able to retain such personnel. We do not carry key‑man insurance on any member of our senior management team.

Our growth and success will also depend on our ability to attract and retain additional highly‑qualified scientific, technical, sales, managerial and finance personnel. We have experienced and expect to continue to experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our European facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

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

We compete for customers with a wide variety of producers of equipment for models, prototypes, other 3D objects and end‑use parts as well as producers of print materials and services for this equipment. Some of our existing and potential competitors are researching, designing, developing and marketing other types of competitive equipment, print materials and services. Many of these competitors have financial, marketing, manufacturing, distribution and other resources that are substantially greater than ours.

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

If we are not able to convert our work in progress into sales, it could lead to an undesirable increase of inventory and consequently to an allowance for slow-moving inventory.

Our operations outside of Germany subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 73%, 71%, and 72% of our total sales in 2016,  2015, and 2014, respectively. We currently have subsidiaries in China, India, the UK and the United States. One of our growth strategies is to further pursue opportunities for our business in several areas around the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

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

While we currently have no specific plans to acquire any other businesses, we may, in the future, engage in joint ventures with or make acquisitions of, or investments in, companies that we believe have products or capabilities that are a strategic or commercial fit with our current business or otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

•	issue ADSs or other forms of equity that would dilute our existing shareholders’ percentage of ownership;

•	incur debt and assume liabilities; and

•	incur amortization expenses related to intangible assets or incur large and immediate write‑offs.

We may not be able to complete future acquisitions on favorable terms, if at all. If we do complete an additional acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

•	problems integrating the purchased business, products or technologies;

•	challenges in achieving strategic objectives, cost savings and other anticipated benefits;

•	increases to our expenses;

•	the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;

•	inability to maintain relationships with key customers, vendors and other business partners of the acquired businesses;

•	diversion of management’s attention from their day‑to‑day responsibilities;

•	difficulty in maintaining controls, procedures and policies during the transition and integration;

•	entrance into marketplaces where we have no or limited prior experience and where competitors have stronger marketplace positions;

•	potential loss of key employees, particularly those of the acquired entity; and

•	that historical financial information may not be representative or indicative of our results as a combined company.

Global economic, political and social conditions have adversely impacted our sales and may continue to do so.

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end users of our products. The prospects for economic growth in Europe, the United States, India, China and other countries remain uncertain and may cause end users to further delay or reduce technology purchases. In particular, a substantial portion of our sales are made to customers in countries in Europe, which has experienced a significant economic crisis beginning in 2007. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti‑corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti‑corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaborators may take action determined to be in violation of such anti‑corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the European Union Anti‑Corruption Act, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. In 2014, we launched a project to implement a new ERP‑system in the areas of accounting and controlling, which was completed on January 1, 2015 and enables us to perform our bookkeeping more efficiently and to run detailed analyses and evaluations regarding our revenues, expenses and profitability. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost‑effective operations and provide service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. Although we take steps to secure our IT systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

Defects in new products or in enhancements to our existing products that give rise to product returns or warranty or other claims could result in material expenses, diversion of management time and attention, and damage to our reputation.

Our 3D printing systems may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a system has been used. This could result in delayed market acceptance of those systems or claims from sales agents, end‑users or others, which may result in litigation, increased end‑user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims related to product quality issues that could lead us to incur significant expenses.

We could face liability if our 3D printers are used by our customers to print dangerous objects.

Customers may use our 3D printers to print parts that could be used in a harmful way or could otherwise be dangerous. For example, there have been news reports that 3D printers were used to print guns or other weapons. We have little, if any, control over what objects our customers print using our 3D printers, and it may be difficult, if not impossible, for us to monitor and prevent customers from printing weapons with our 3D printers. While we have never printed weapons in any of our service centers, there can be no assurance that we will not be held liable if someone were injured or killed by a weapon printed by a customer using one of our 3D printers.

A loss of a significant number of our sales agents would impair our ability to sell our products and services and could reduce our revenues and adversely impact our operating results.

We expect a significant portion of our sales of our products to be made with the assistance of our network of sales agents. We rely heavily on these sales agents to facilitate sales of our products to end‑users in their respective geographic regions. Furthermore, we rely on sales agents to service our products. These sales agents are generally not precluded from selling our competitors’ products in addition to ours. In addition, they may not be effective in selling our products or servicing our end‑users. Further, if a significant number of these sales agents were to terminate their relationships with us or otherwise fail or refuse to facilitate sales of our products, we may not be able to find replacements that are as qualified or as successful. If these sales agents do not perform as anticipated or if we are unable to find qualified and successful replacements, our sales will suffer, which would have a material adverse effect on our revenues and operating results.

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

In the ordinary course of business, we have been, and in the future may be, subject to various product and non‑product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our products. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self‑retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks related to our insurance coverage:

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

Even a partially uninsured claim of significant size, if successful, could have a material adverse effect on our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time defending these claims and our reputation could suffer, any of which could adversely affect our results of operations.

If our manufacturing facility or any of our on‑demand parts service centers are disrupted, sales of our products may be affected, which could result in loss of revenues and unforeseen costs.

We manufacture our machines at our facility in Germany. We currently operate on‑demand parts service centers located in Germany, the United Kingdom, the United States of America, China and plan to operate in other locations in the future. If the operations of these facilities are materially disrupted, whether by natural disasters, demonstrations, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenues on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our results of operations.

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

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements and other contractual arrangements with our employees, end‑users and others to maintain our competitive position. Our success depends, in part, on our ability to obtain patent protection for or maintain as trade secrets our proprietary products, technologies and inventions and to maintain the confidentiality of our trade secrets and know‑how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our business proprietary rights.

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

While some of our technology is licensed under patents belonging to others or is covered by process patents which are owned or applied for by us, much of our key technology is not protected by patents. Furthermore, patents are jurisdictional in nature and therefore only protect us in certain markets, rather than globally. In particular, in fast‑growing markets such as China and India, our technology is not protected by patents. We have devoted substantial resources to the development of our technology, trade secrets, know‑how and other unregistered proprietary rights. While we enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated. Such agreements may be breached and confidential information may be willfully or unintentionally disclosed, or our competitors or other parties may learn of the information in some other way. Since we cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology, it is likely that, over time, one or more other companies may be able to replicate our technology, thereby reducing our technological advantages. If we do not protect our technology or are unable to develop new technology that can be protected by patents or as trade secrets, we may face increased competition from other companies, which may adversely affect our results of operations.

We enjoy license rights and exclusivity of certain patents and intellectual property and cannot adequately estimate the effects of their expiration upon the entrance or advancement of competitors into the additive manufacturing industrial market.

We have exclusive and non‑exclusive license rights to certain patents that we utilize in the industrial market. Some of these patents have already expired, and others will expire within the next one to three years. We cannot adequately estimate the effect that the expiration of these patents will have upon the entrance or advancement of other additive manufacturing manufacturers into the industrial market. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Third‑party claims of intellectual property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our sales agents and end‑users. In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third‑party intellectual property rights for use in our products or developing non‑infringing substitute technology. Any of the foregoing developments could seriously harm our business.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third‑party claims as a result of litigation or other proceedings.

In connection with the enforcement of our intellectual property rights, opposing third parties from obtaining patent rights or disputes related to the validity or alleged infringement of our or third‑party intellectual property rights, including patent rights, we have been and may in the future be subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights, including any such action commenced by us, could limit the scope of our intellectual property rights and the value of the related technology. We have previously been involved in patent litigation with the Massachusetts Institute of Technology, or MIT, and Z Corporation, or Z Corp, which we resolved through a settlement agreement with MIT and Z Corp and by entering into a subsequent license agreement with Z Corp. While we strive to avoid infringing the intellectual property rights of third parties, we cannot provide any assurances that we will be able to avoid any infringement claims.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non‑compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent and Trademark Office, or USPTO, and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non‑compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non‑payment of fees and failure to properly legalize and submit formal documents. If we or our exclusive licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position would be adversely affected.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Certain of our past and present employees were previously employed at other additive manufacturing companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non‑ disclosure and non‑competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know‑how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. As we expand our operations into the United States and elsewhere, we may face similar claims with regard to our future employees in these countries.

Certain of our employees and patents are subject to German law.

The majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or ex‑ employees pertaining to alleged non‑adherence to the provisions of this act that may be costly to defend and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees retained rights to patents they invented or co‑invented prior to 2009. Although most of these employees have subsequently assigned their interest in these patents to us, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

If we fail to comply with our obligations under our intellectual property- related agreements or if we receive an adverse court decision in a lawsuit regarding these agreements, we could lose rights that are important to our business or be subject to restrictions on the conduct of our business.

        We have license and co-ownership agreements with respect to certain intellectual property that is important to our business with both Z Corp and The ExOne Company, or ExOne, respectively, that impose restrictions on our use of certain intellectual property. We are party to other intellectual property-related agreements that also are important to our business. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements, costly litigation or arbitration that diverts management’s attention and company resources, regulatory review or restrictions on the conduct of our business. If we fail to comply with our obligations under our intellectual property-related agreements, or receive an adverse court decision in a lawsuit regarding these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements may result in our having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business. The Company is currently in discussion with ExOne regarding the interpretation of some articles in the co-ownership agreement. The dispute could result in one or more of the risks discussed herein.

Certain technologies and patents have been developed with partners and we may face restrictions on this jointly‑developed intellectual property.

We have entered into cooperation agreements with a number of industrial and commercial partners, as well as university partners. We have, in some cases individually and in other cases along with our partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly‑owned intellectual property or partner‑owned intellectual property, our future product development and commercialization plans may be adversely affected.

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

•

the mix of products that we sell, and related services that we provide, during any period; delays between our expenditures to develop and market new products and the generation of sales from those products and the related risk of obsolete inventory;

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

Members of our supervisory and management boards and holders of 5% or more of our ordinary shares currently beneficially own 31.4% of our ordinary shares (including ordinary shares represented by ADSs). These shareholders have significant influence over the outcome of all matters requiring shareholder approval. For example, these shareholders may be able to influence the outcome of elections of members of our supervisory board, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ADSs.

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

We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our management board and supervisory board and our principal shareholders are exempt from the reporting and “short‑swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly‑available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we file an annual report on Form 20‑F within four months of the close of each year ended December 31 and furnish reports on Form 6‑K relating to certain material events promptly after we publicly announce these events. In addition, under the New York Stock Exchange Listed Company Manual, we must submit to the SEC a Form 6-K that includes interim earnings reports on a semi-annual basis.  Although we intend to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, holders of our ADSs may not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

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

In accordance with our New York Stock Exchange listing, our Audit Committee is required to comply with or satisfy an exemption from the provisions of Section 301 of the Sarbanes‑Oxley Act and Rule 10A‑3 of the Exchange Act, both of which are also applicable to listed U.S. companies. Because we are a foreign private issuer, however, we generally are permitted to follow home country practice in lieu of the corporate governance standards provided in the New York Stock Exchange Listed Company Manual. In particular, we are not required to comply with the requirements that the members of our Audit Committee satisfy financial literacy standards, that a majority of the members of our supervisory board must be independent, that our Audit Committee and Compensation and Nominating Committee adopt written charters and that we adopt and disclose corporate governance guidelines. If some investors find the ADSs less attractive as a result of these differences, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. See “Item 16G. Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2017. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2016, approximately 8% of our assets were located in the United States, although this may increase as we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our ADSs being less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting and governance requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes‑Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and other public filings. We cannot predict if investors will find the ADSs less attractive because we will rely on such exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting and governance exemptions until we are no longer an emerging growth company, which in certain circumstances could be as late as the last day of our fiscal year following October 23, 2018, which is the fifth anniversary of the date of the first sale of our ordinary shares pursuant to an effective registration statement under the Securities Act.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes‑Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We are required, under Section 404 of the Sarbanes‑Oxley Act, to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report annually on the effectiveness of our internal control over financial reporting. This assessment requires disclosure of any material weaknesses in our internal control over financial reporting identified by our management. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes‑Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. In May 2016 the company started to implement an internal audit function with a Director-level employee reporting directly to the responsible management board member. Internal Audit immediately started training the management with respect to the requirements set by the SEC to fulfill the Sarbanes Oxley Act. Furthermore, we compile the existing system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have identified a material weakness in the design and operations of controls over financial reporting resulted from the lack of controls over the valuation of work-in-process inventories.

        In connection with the preparation of our financial statements as of December 31, 2016, we concluded there is a material weakness in the design and operations of controls over financial reporting resulted from the lack of controls over the valuation of work-in-process inventories. Specifically, we did not appropriately account for the effect of sales volume changes and market demand on the estimation of excess and obsolete reserves of our work-in-progress inventories. A significant addition to inventory reserves was recorded to the Company’s financial statements as of December 31, 2016.

        In an effort to remediate our material weakness, we intend to continue hiring additional finance and accounting personnel with appropriate training, building our financial management and reporting infrastructure, and further developing and documenting our accounting policies and financial reporting procedures. The actions that we are taking are subject to ongoing management board review, as well as audit committee oversight. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are identified or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results. In addition, if we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements. We are not currently required to comply with Section 404(b) of the Sarbanes-Oxley Act, and are therefore not currently required to engage our independent registered public accounting firm to audit the effectiveness of our internal control.

We incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a company whose ADSs commenced trading in the United States in October 2013, we incur significant legal, accounting, insurance and other expenses that we did not incur before going public. In addition, the Sarbanes Oxley Act, the Dodd‑Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the New York Stock Exchange have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel must devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time‑consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our supervisory board or its committees or on our management board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against our Company or members of our management and supervisory boards.

The members of our management and supervisory boards are non‑residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us and the members of our management and supervisory boards. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

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

We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany. You should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

•

Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin‑offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital present or represented at the relevant shareholders’ meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

•

As a general rule under German law, a shareholder has no direct recourse against the members of the management board or supervisory board of a German stock corporation in the event that it is alleged that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these damages claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the German stock corporation’s share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary.

For more information, we have provided summaries of relevant German corporation law and of our articles of association under “Item 6. Directors, Senior Management and Employees—C. Board Practices” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

In the event we were treated as a PFIC, U.S. holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Taxation of ADSs”) of our ADSs could be subject to adverse U.S. federal income tax consequences. These consequences include the following: (i) if our ADSs are “marketable stock” for purposes of the PFIC rules and a U.S. holder makes a mark‑to‑market election with respect to its ADSs, the U.S. holder will be required to include annually in its U.S. federal taxable income an amount reflecting any year‑end increase in the value of its ADSs, (ii) if a U.S. holder does not make a mark‑to‑market election, it may incur significant additional U.S. federal income taxes on income resulting from distributions on, or any gain from the disposition of, our ADSs, as such income generally would be allocated over the U.S. holder’s holding period for its ADSs and subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income, and (iii) dividends paid by us would not be eligible for reduced individual rates of U.S. federal income tax. In addition, U.S. holders that own an interest in a PFIC are required to file additional U.S. federal tax information returns.

A U.S. holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or a QEF. However, in the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF. See “Item 10. Additional Information—E. Taxation—Additional United States Federal Income Tax Consequences—PFIC Rules.”

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

On April 16, 2014, we completed a follow‑on offering of 3,000,000 ADSs at a public offering price of $15.00 per ADS. Net proceeds from the follow‑ on offering to the Company were approximately $41.4 million. On April 24, 2014, the underwriters in the follow‑on offering purchased 450,000 ADSs from certain of the Company’s shareholders (the “Selling Shareholders”) pursuant to the overallotment option they were granted in the follow‑on offering. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

Our website is www.voxeljet.de. This website address is included in this annual report as an inactive textual reference only. The information and other content appearing on our website are not part of this annual report. Our principal executive offices are located at Paul‑Lenz‑Straße 1a, 86316 Friedberg, Germany, and our telephone number is +49 821 7483 100. Our agent for service of process in the United States is Corporation Service Company, located at 1090 Vermont Avenue N.W., Washington, DC 20005, telephone number (800) 927‑9800.

Capital Expenditures

Our capital expenditures, excluding sale and leaseback transactions, amounted to €3.7 million, €1.4 million and €2.7 million, for the years ended December 31, 2016,  2015, and 2014, respectively. In 2016, our main capital expenditures were for the construction of a new office building and production facility located in Friedberg, Germany for approximately € 3.1 million (€ 3.1 million of which was recognized as an asset under construction since the completion of the building on the property was not finished until March 31, 2017). In 2015, our main capital expenditures were for plant and machinery. In 2014, our main capital expenditures were for licenses and plant and machinery. For further information about the property we purchased in Friedberg, Germany, see “—D. Property, Plants and Equipment.”

B.          BUSINESS OVERVIEW

Our Company

We are a leading provider of high‑speed, large‑format 3D printers and on‑demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on‑demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

We currently offer six different 3D printer platforms, with build boxes that range from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.7 liters per hour to 123.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA‑based plastics, ceramics, silicon carbide, tungsten carbide and cement.

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

In our Services segment, we print on‑demand parts for our customers. We operate service centers in Germany, the United Kingdom, the United States and China. At our service centers, we create parts, molds, cores and models based on designs produced using 3D computer‑aided design, or CAD, software. Furthermore, there are customers who order casted parts directly from us. In those cases, we provide molds or models to external suppliers who then cast the parts for our customers. We believe our service center in Germany is one of the largest additive manufacturing service centers in Europe.

We sold our first 3D printer in 2002 and commenced our on‑demand parts services business in 2003. As of December 31, 2016, we had an installed base of 124 printers worldwide, and we operated service centers in Germany, the United States, and the United Kingdom. Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service centers in the United Kingdom and China have approximately 2,600 square feet and approximately 7,400 square feet of production space, respectively.

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

The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

We currently produce six 3D printer platforms. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets that are currently in development. As of December 31, 2016, we had an installed base of 124 printers worldwide, which includes (i) printers in our service centers and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

The following table is a comparison of our 3D printer platforms:

Platform	VX4000	VX2000	VX1000
Build Box (millimeters)	4,000 X 2,000 X 1,000	2,000 X 1,000 X 1,000	1,000 X 600 X 500
External Dimensions (millimeters)	20,000 X 7,800 X 4,000	5,000 X 3,000 X 2,300	3,000 X 2,800 X 2,150
Print Resolution (dots per inch)	200	200, 600	200, 600
Layer Thickness (micrometers)	120 - 300	100 - 400	100 - 300
Volumetric Output Rate (liters per hour)	123	47	23
Date of Introduction	2011	2013	2011

Platform	VXC800	VX500	VX200
Build Box/Envelope* (millimeters)	850 X 500 X 8	500 X 400 X 300	300 X 200 X 150
External Dimensions (millimeters)	5,000 X 2,800 X 2,500	1,800 X 1,800 X 1,700	2,100 X 1,500 X 1,400
Print Resolution (dots per inch)	200	200, 600	200, 600
Layer Thickness (micrometers)	120 - 300	80 - 150	150
Volumetric Output Rate (liters per hour)	18	3	0.7
Date of Introduction	2012	2007	2012

*Build envelope relates to VXC800 only. The third dimension of the VXC800 is theoretically unlimited.

Materials

Our commercialized material sets are comprised of sand and plastic particulate materials and their respective proprietary chemical binding agents. We believe these material sets are well suited for our commercial and industrial customers because these materials either (i) are commonly used in their existing manufacturing processes or (ii) match or exceed desired performance characteristics of existing materials being utilized in their manufacturing processes. Our sand material set offerings include four types of sands: (i) silica, (ii) kerphalite, (iii) zirconium oxide and (iv) chromite, with furan, inorganic, shell molding and phenol resins as proprietary chemical binding agents. Our plastics material set offering is based on Poly(methyl methacrylate), or PMMA, and Polypor B and C as the proprietary chemical binding agents.

We are currently in varying stages of development of new material sets which include the following particulate materials:

•	different types of sands;

•	different types of ceramics;

•	silicon carbide;

•	tungsten carbide;

•	cement; and

•	polyamide.

On‑demand Parts Services

At our service centers, we create parts, molds, cores and models for a variety of industrial and commercial customers based on designs produced using 3D CAD software. We receive orders directly from customers and indirectly through our sales agents.

Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service centers in the United Kingdom and China have approximately 2,600 square feet and approximately 7,400 square feet of production space, respectively.

We help our customers move from the design stage to the production stage by assisting them in evaluating the optimal design and material sets for their production needs. After printing parts, we employ a thorough cleaning, finishing, quality control review and packaging and shipping process to ensure the customer receives high‑quality and immediately‑usable parts. Based on our capacity utilization, the lead time required for us to print a part for a customer ranges from three to 21 days and is typically five business days. Due to the size of the printers’ build boxes utilized in our German service center, specifically the VX4000 printer, we are able to print more parts simultaneously on one printer than anyone else in the industry, resulting in cost‑effective and quick turnaround times for our customers’ print jobs and increased revenue and profitability for us.

Our technicians also train customers on operating, maintaining and troubleshooting our 3D printers through hands‑on experience at our German service center. Additionally, our technicians provide field support to our customers as needed. After the warranty period, we offer maintenance contracts to our customers. Those contracts include scheduled service visits where we maintain and clean the 3D printers as well as on demand visits and trouble shooting, in case of sudden problems.

Our Customers

We are an early entrant in the market for industrial part production utilizing additive manufacturing and are one of the few providers of additive manufacturing solutions to industrial customers, including the foundry, automotive, heavy equipment, power fluid handling and aerospace industries. We also support the film and entertainment industry through our acquisition of voxeljet UK. We believe we have a reputation for providing high‑quality systems and services in the marketplace with strong relationships with a number of leading multinational customers, including Daimler AG, BMW AG, Ford Motor Company, 3D Systems Corporation, Volkswagen AG and Porsche SE, as well as with other key users of additive manufacturing, and technical universities such as the University of Rostock, and the Vaal University of Technology. Purchasers of our printers also include original equipment manufacturers, government agencies and independent service bureaus that provide rapid prototyping and manufacturing services to their customers. Many of our customers have been customers for over a decade. We also collaborate on research and development projects with a number of our automotive and technical university customers, including Daimler AG, BMW AG, Ford Motor Company, Volkswagen AG and the Technical University of Munich. As our customers integrate additive manufacturing into their production processes, they typically continue to utilize our on‑demand parts service center for a variety of reasons, including for incremental capacity and for parts printed from different material sets.

We conduct a significant portion of our business with a limited number of customers. Our top five customers represented 24%, 21% and 26% of total revenues for the years ended December 31, 2016, 2015, and 2014, respectively. In the year ended December 31, 2016, there were no customers who accounted for more than 10% of our revenues. These customers primarily purchased 3D printers. Sales of on‑demand parts and consumables tend to be from repeat customers that may utilize the capability of our on‑demand parts service centers for one month or longer. Sales of 3D printers are low volume and generate significant revenues, but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer’s capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period‑to‑period financial results.

Sales and Marketing

We sell our 3D printers and related consumables both through our direct sales force and with the assistance of our network of more than 20 sales agents globally. Our sales organization, including our dedicated sales, service and application engineers, is responsible for worldwide sales of our 3D printers and on‑demand parts services, as well as for the management and coordination of our growing sales agent network. Our direct sales force focuses primarily on customers in Europe, North America and Asia Pacific, while our sales agents are responsible for facilitating sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our sales agents, which grant the sales agent the right to market our products in a specified territory on either an exclusive or non‑exclusive basis, depending on the sales agent; however, all sales contracts for our products are entered into between us and our customers. Certain of these sales agents also provide maintenance services to customers in their specified territories. Our application engineers provide professional services through pre‑sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of December 31, 2016, our worldwide sales staff for systems and parts consisted of 41 employees. We also expect that our subsidiaries in Europe, North America and Asia Pacific will improve market access through local market development and allow the targeting of specific customers.

Educating our customers and raising awareness in our target markets about the many uses and benefits of our 3D printing technology is an important part of our sales process. We believe that customers who experience the efficiency gains, decreased lead times, increased design flexibility and reduced costs of 3D printing as compared to subtractive manufacturing are more likely to purchase our 3D printers and utilize our on‑demand parts services. We encourage potential purchasers of our 3D printers to first utilize our on‑demand parts services so that they can experience firsthand the benefits of our 3D printing technology. We currently market our brand and our services at industry conferences, trade shows, and across various forms of digital and traditional media and plan to increasingly expand our marketing efforts in North America in conjunction with our geographic expansion to that region.

Services and Warranty

Our fully‑trained service technicians perform installations of our 3D printers. For the first year following the purchase of one of our 3D printers, we provide complimentary service and support under a warranty. We also offer service contracts under which our customers can purchase maintenance and services beyond the one‑year term of the warranty. These service contracts contain varying degrees of support services and are priced accordingly. Finally, we sell spare parts which we maintain in stock to assist in providing service expeditiously to our customers. Historically, we have not experienced a high level of warranty claims.

Manufacturing and Suppliers

Manufacturing

We assemble our 3D printers at our facility in Friedberg, Germany using components sourced from distributors of standard electrical or mechanical parts, as well as from manufacturers which design custom parts tailored to the proprietary designs of our machines. We periodically review the quality and performance of our distributors and manufacturers. Upon completion of the assembly of our 3D printers, we perform tests to ensure that the printer is functioning properly before the system is shipped and again after the system is installed at the customer’s site.

To provide customers with assurance regarding the quality and consistency of our systems, we obtained ISO 9001:2008 certification for our facility in Germany in 2010. ISO 9001:2008 provides a structure for a quality management system that strives for customer satisfaction, consistent quality and efficiency. In addition, there are internal benefits such as improved customer satisfaction, interdepartmental communications, work processes and customer‑ and‑supplier partnerships. The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

Inventory and Suppliers

We maintain an inventory of certain parts to facilitate the timely assembly of products required by our production plan. While most components used in our 3D printers are available from multiple suppliers, certain of these components are only available from limited sources. We consider our limited‑source suppliers, including the suppliers of our printheads, to be reliable; however, the loss of one of these suppliers could result in a delay in our operations. This type of delay could require us to find and re‑qualify components supplied by one or more new vendors. Although we consider our relationships with our suppliers to be good, we continue to develop risk management plans for these critical suppliers. Regarding inventory we defined targets for raw materials as well as for work in progress. The strategy includes meeting customer expectation and demand for spare parts, wear parts as well as 3D printers with an attractive lead time.

Research and Development

We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of December 31, 2016, we had various active research and development projects in different stages of completion. All research and development costs are charged to expense as incurred, as the criteria set forth in IAS 38 for capitalizing such costs have not yet been met. Our development efforts are augmented by development arrangements with research institutions, customers and suppliers of material and hardware, among others.

In addition to our internally‑developed technology platforms and the related software, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products. The amount of such royalties represents a considerable portion of our cost of sales regarding 3D printers and therefore has a material impact to our results of operations or financial position for the years ended December 31, 2016 and 2015.

Our research and development expenses were € 5.7 million, € 5.5 million, and € 4.0 million for the years ended December 31, 2016,  2015, and 2014, respectively.

A significant portion of our research and development expenditures has been focused upon developing proprietary systems, processes and materials, including:

•	the qualification of new print materials, including phenolic resins and inorganic binders, PMMA‑based and other plastics, ceramics, silicon carbide and cement;

•	the development of new or enhanced proprietary chemical binding agents;

•	the development of new or enhanced binding mechanisms;

•	the mechanics of spreading powders in a build box;

•	the transfer of digital data through a series of software links to drive a printhead; and

•	synchronizing all of the above to print ever‑increasing volumes of material per unit time.

We also regularly apply for research and development grants and subsidies under European and German grant rules for small and medium enterprises. The majority of these grants and subsidies are non‑refundable. We have received grants and subsidies from different authorities, including the German Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie), the Bavarian Research Foundation (Bayerische Forschungsstiftung) and the German Federal Foundation Environment (Deutsche Bundesstiftung Umwelt).

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

Patents.  As of February 28, 2017, we owned or co owned 44 issued U.S. patents and 29 pending U.S. patent applications. In addition, we own or co‑own patent rights in Europe, Asia, Brazil and Canada. In total, as of February 28, 2017 our patent portfolio consisted of over 320 patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2017 and the latest expiring in 2036. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

These patent assets are complemented by our marketing, business development and applications know‑how and our ongoing research and development efforts. Nevertheless, there can be no assurance that our patents, licenses or other intellectual property rights will afford us a meaningful competitive advantage in the fast‑paced and innovative field in which we operate.

Trade Secrets.  As is true in our industry generally, the development of our products, processes and materials has involved a considerable amount of experience, manufacturing and processing know‑how and research and development techniques. We protect our proprietary processes and technologies with a blend of patent protection and trade secret protection. As part of our overall intellectual property strategy, we protect our non‑patented proprietary knowledge as trade secrets through confidentiality controls and through the use of nondisclosure and confidentiality agreements.

Licenses.    We are a party to various licenses and other arrangements that allow us to practice and improve our technology under a range of patents, patent applications and other intellectual property, including license agreements with ExOne, 3D Systems (Z Corp), Bego Medical GmbH, Bego, and Evonik IP GmbH each described in more detail below.

In 2003, we entered into an agreement with Extrude Hone GmbH (now doing business as ExOne) related to patents and technologies using certain binders, methods and equipment for 3-D printing processes, including sand-based 3-D printing. Under the terms of this agreement, we granted to ExOne certain rights to exploit these technologies in return for a purchase by ExOne of an ownership share in certain patents and related technologies and an ongoing obligation to pay royalties to us. The parties also agreed to share revenues generated from any licenses granted by ExOne.  Under this agreement, we are permitted to use machines and provide services relating to these technologies, but not to make or sell machines utilizing these technologies without ExOne's consent, although ExOne has an obligation to consent if the machines do not compete with products engineered, manufactured or sold by ExOne or its affiliates. If we intend to sell any of the intellectual property that is the subject of this agreement, ExOne has the option to acquire it at fair market value. Similarly, ExOne has a right of first refusal regarding the purchase of any developments and improvements we make to such intellectual property and a set of six patents (including one U.S. patent) related to wax technologies, as well as the right to negotiate to receive a license to such developments and improvements. We later signed an amendment with ExOne specifically allowing us to use the subject patents for our 3D printers working with plastics in exchange for the payment of a license fee. The obligation of both parties to pay royalties under this agreement extends until the expiration of the last issued patent included in the list of transferred patent assets.

While our rights are limited regarding use of certain binders and sand-based casting methods in 3D printers under our agreements with ExOne, we believe these limitations will not materially impact the growth of our business, as we are able to continue certain activities in compliance with the agreement and we have developed processes which do not rely upon the subject patent portfolio, associated agreements and related technologies. If needed, we will take steps to protect our ability to continue such activities including by challenging the validity or enforceability of certain provisions of the agreement, however, the outcome of any dispute with ExOne is uncertain.

In 2004, we entered into a non-exclusive license and sublicense agreement with Z Corp (acquired by 3D Systems in 2012), which allows us to make, use and sell 3D printing equipment for the fabrication of plastic parts utilizing organic powder binders under certain Z Corp and MIT patents. In return for these rights, we agreed to pay an initial license fee and ongoing tiered royalties. We later amended this agreement, expanding our permitted use of the licensed binder-jetting technology to include inorganic powder, ceramics, and concrete printing in a process that does not require post processing other than oven baking parts or liquid infiltration, but restricting us to monochromatic color configurations. The agreement extends until the expiration of the licensed patents; however, the parties may terminate the agreement under certain conditions.

In 2012, we entered into a cross licensing agreement with Bego pursuant to which each party granted to the other certain exclusive rights regarding each parties’ patents and applications directed to continuous additive manufacturing. We granted to Bego an exclusive license to market patent covered products in the field of laser sintering and other related technologies, while Bego granted to us an exclusive license to market patent covered products in the field of binder-jetting technology (other than for dental applications). We also agreed to pay to Bego a royalty  and to pay a participation fee to Bego in the event that we grant any sublicenses to the technology (which, to date, we have not done). This agreement automatically terminates upon the expiration of the last patent subject to the agreement.

In March 2015, we entered into a non-exclusive technology license agreement with Evonik IP GmbH, in which voxeljet acquired a license for a 3D printing process using polymeric materials that we believe offers distinct speed and cost benefits. This powder bed fusion process allows for production of parts with thermoplastic properties. In return for these rights, we agreed to pay an upfront payment and ongoing royalties for each royalty period, subject to the payment of a fixed minimum annual royalty if higher. The agreement shall remain in force until the expiration of the last to expire patent of the licensed patents; however, either party may terminate the agreement under certain conditions.

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

Competition

Our principal competitors consist of other developers of 3D printing systems and providers of 3D printing services. These companies use a variety of additive manufacturing technologies, including:

•	fused deposition modeling;

•	binder jetting;

•	inkjet;

•	selective laser sintering; and

•	stereolithography.

Some of the companies that have developed and use one or more additive manufacturing technologies to compete with us include: ExOne, 3D Systems Corporation, Stratasys Ltd. and EOS GmbH.

These technologies, which compete for market share in the additive manufacturing industry, possess various competitive advantages and disadvantages relative to one another within key categories, including resolution, accuracy, surface quality, variety and properties of the materials they use and produce, capacity, speed, color, transparency and the ability to print multiple materials. Due to these multiple categories, we believe end users usually make technology purchasing decisions based on the characteristics that they value most for a particular application. The competitive environment that has developed is therefore intense and dynamic, as market players often position their technologies to capture multiple vertical markets.

Despite the challenging competitive landscape, we believe that we have several competitive advantages, including the size of our build platforms, our printing speeds, the volumetric output rate of our 3D printers and the variety of qualified material sets that we offer to commercial and industrial customers.

We also compete with established subtractive manufacturers in the industrial products market. However, we believe that we are well positioned to expand our share of the industrial products market as additive manufacturing gains recognition and increases its cost effectiveness. As our technologies improve and our unit cost of production decreases, we expect to be able to better compete with subtractive manufacturing on a wide range of products, thereby expanding our addressable market.

Seasonality

Historically, our results of operations have been subject to seasonal factors. Purchases of our 3D printers often follow a seasonal pattern owing to the capital budgeting cycles of our customers. Generally, 3D printer sales are higher in our second and fourth fiscal quarters than in our first and third fiscal quarters. Sales in our Services segment generally are not affected by seasonality. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenues and operating results may fluctuate.”

Regulatory/Environmental Matters

We are subject to environmental, health and safety regulations in Germany, as well as in the countries where our products and materials are used or sold.

Germany

Legal Requirements for Manufacturing Sites

Emissions Control Law.  We do require a permit granted under the Federal Emissions Control Act (Bundes‑ Immissionsschutzgesetz, or BImSchG), as we use resins (Harze) to create models for customers. Therefore, the permit was granted to us in December 2013 by the District Administration (Landratsamt) of Aichach- Friedberg. The building permit was granted under the condition (Auflage), that the amount of resins processed by us does not exceed 25 kilograms per hour. Facilities that are subject to BImSchG are required to comply with the current state of the art (Stand der Technik) in emissions reduction and safety technology. We are therefore supervised by the Landesamt für Umweltschutz (LfU) and as well by the District Administration of Aichach Friedberg and have regularly give full reports about the emissions in our facilities.

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

We have entered into an agreement with a third party in Germany to serve as our external risk prevention officer (Gefahrgutbeauftragter). The risk prevention officer ensures that we comply with specific regulations and provisions when dangerous goods are shipped. In addition, we have two internal “Authorized Persons” (Beauftragte Personen), which are equally responsible for the risk prevention, and who are advised by the external risk prevention officer.

Legal Requirements Related to Products

Product Safety.  Our products are used in a wide range of industries. As some of our products may be used directly by customers, we are subject to the Product Safety Act (Produktsicherheitsgesetz, or ProdSG), which relates to general product safety. With the ProdSG of November 8, 2011 and the ninth regulation to the ProdSG as amended (Neunte Verordnung zum Produktsicherheitsgesetz  (Maschinenverordnung)), the German legislature transformed, among other European Directives, the Directive 2006/42/EC of the European Parliament and of the Council of May 17, 2006 on machinery into German law. The ProdSG applies whenever products are made available on the market, exhibited or used for the first time in the context of a commercial activity, but only in the absence of other legal provisions that provide for corresponding or more far‑reaching provisions.

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

Occupational Health and Safety Requirements.  Where the working environment may pose threats to employees, occupational health and safety laws are applicable. German law on occupational safety is heavily influenced by the requirements of EU law. The central rules on occupational safety in Germany are contained in the Act on Occupational Safety (Arbeitsschutzgesetz, or ArbSchG), which requires employers to provide for their employees’ safety. This general obligation is put into effect through several ordinances (Rechtsverordnungen) under the ArbSchG, which are defined in technical guidelines. One central element is the Workplaces Ordinance (Arbeitsstättenverordnung), which contains various regulations on workplace conditions relating to, for example, ventilation, temperature and illumination.

In addition, we are under surveillance of the employers' liability insurance association (Berufsgenossenschaft). All companies in Germany are obliged to be member of the Berufsgenossenschaft, who is monitoring the companies regarding compliance with the Health and Safety Requirements.

Potential Liability for Products and Environmental Losses

Our business activities are such that product liability and liability for environmental damage are possible. Under general rules of the German Civil Code (Bürgerliches Gesetzbuch, or BGB), fault‑based compensation (Schadensersatz) is to be paid for breach of contract or unlawful infringements of legally protected rights. This obligation does not only apply to our own acts but may extend to behavior of individuals that work or undertake tasks for us under Sections 278, and 831 of BGB.

In addition, we may be strictly liable (i.e., liable regardless of our fault), as a Producer under the Product Liability Act (Produkthaftungsgesetz, or ProdHaftG), for damages caused by a defective product. “Producer” means any participant in the production process, the importer of the defective product, any person putting a name, trademark or other distinguishing feature on the product, and any person supplying a product whose actual producer cannot be identified. “Defectiveness” means the lack of the safety which the general public is entitled to expect when taking into account, among other things, the presentation of the product and the uses to which it can reasonably be put.

Additionally, in case of damage to persons or property caused by our facility, we may additionally be strictly liable under the Act on Liability for Environmental Damage (Umwelthaftungsgesetz) and under the Environmental Damage Act (Umweltschadensgesetz).

Worldwide

Our operations and the activities of our employees, contractors and agents around the world are subject to the laws and regulations of numerous countries, including the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti‑competition regulations, prohibitions on payments to governmental officials, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

Our operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the European Union Anti‑Corruption Act, U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar regulations in other jurisdictions. Although we have implemented policies and procedures designed to ensure compliance with these laws, our employees, contractors, and agents may take actions in violation of such policies. Any such violations, even if prohibited by our policies, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

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

Insurance

We maintain comprehensive business liability insurance coverage (Betriebshaftpflichtversicherung “Compact‑Firmenversicherung”) for our business operations. In addition, we have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our management and supervisory board members and our executive managers may incur in connection with their conduct as members of our management and supervisory boards or executive managers. We also maintain insurance policies on our 3D printers, a group insurance policy for our employees covering occupational accidents, car insurance policies and a legal expenses insurance policy. We consider the insurance coverage we have to be adequate in light of the risks we face.

Geographic Information

Our revenues by geographic region for the year ended December 31, 2016 were EMEA 60%, Asia Pacific 22% and Americas 19%, as compared to EMEA 76%, Asia Pacific 11% and Americas 13% for the same period in 2015.  In 2014, our revenues by geographic region were EMEA 65%, Asia Pacific 27% and Americas 8%.  See Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

C.          ORGANIZATIONAL STRUCTURE

Our corporate structure includes voxeljet AG (formerly Voxeljet Technology GmbH) and the three wholly-owned subsidiaries voxeljet America Inc. (voxeljet America), voxeljet UK Ltd. (voxeljet UK) and voxeljet India Pvt. Ltd (voxeljet India). Additionally it includes voxeljet China Co., Ltd. where we hold a  shareholding supermajority of 95.825% interest. On February 5, 2014, our subsidiary,  voxeljet America Inc., was incorporated in Delaware. voxeljet America Inc. is headquartered near Detroit, Michigan and conducts our North American operations. We began printing on‑demand parts at the facility in the first quarter of 2015. On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited (“Propshop”) which became voxeljet UK Ltd, headquartered in Iver Heath, near London. On November 30, 2015, we established our subsidiary voxeljet India Pvt. Ltd to pursue opportunities in the industrial 3D printing market in India.  voxeljet India is headquartered in the city of Pune, a large automotive and manufacturing center near Mumbai. voxeljet China was established on April 11, 2016 and is located in the city of Suzhou, near Shanghai.

D.          PROPERTY, PLANTS AND EQUIPMENT

Location	Primary Usage:	Area (Sq. Feet)
EMEA
Friedberg, Germany	Headquarters, production space, office space	77,380
Augsburg, Germany	Production space, office space	30,000
Iver Heath, UK	Production space, office space	2,600

Asia Pacific
Pune, India	Office space	1,400
Suzhou, China	Production space, office space	7,400

Americas
Canton, Michigan, USA	Production space, office space	50,000

We believe that our existing facilities are adequate for our current and foreseeable requirements.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Item 3. Key Information—A. Selected Financial Data” and our audited financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward‑looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in these forward‑looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward‑looking statements include those set forth under “Item 3. Key Information—D. Risk Factors,” “Special Note Regarding Forward Looking Statements” and elsewhere in this annual report.

A.          OPERATING RESULTS

Overview

We are a leading provider of high‑speed, large‑format 3D printers and on‑demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on‑demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

We currently offer six different 3D printer platforms, with build boxes that range from 300 × 200 × 150 millimeters to 4,000 X 2,000 X 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.7 liters per hour to 123.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA‑based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement.

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

In our Services segment, we print on‑demand custom parts for our customers. At our service centers, we create parts, molds, cores and models based on designs produced using 3D computer‑aided design, or CAD, software.

We sold our first 3D printer in 2002 and commenced our on‑demand parts services business in 2003. As of December 31,  2016, we had an installed base of 124 printers worldwide, and we operated service centers in Germany, the United States, the United Kingdom and China.

Our revenues were € 22.3 million, € 24.1 million, and € 16.2 million for the years ended December 31, 2016,  2015, and 2014, respectively.

Our net loss increased by € 1.7 million to a net loss of € 11.3 million in 2016 compared to a loss of € 9.6 million in 2015.

Seasonality

Historically, our results of operations have been subject to seasonal factors. Purchases of our 3D printers often follow a seasonal pattern owing to the capital budgeting cycles of our customers. Generally, 3D printer sales are higher in our second and fourth fiscal quarters than in our first and third fiscal quarters. Sales in our Services segment generally are not affected by seasonality. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenues and operating results may fluctuate.”

Growth Strategy

Our business strategy focuses on (i) growing our Services segment in order to print more parts for our existing customers and gain new customers in Europe, Asia Pacific and Americas and (ii) using our knowledge and market position to increase sales of our 3D printers. Our growth strategy is also dependent in part on continuing our investment in research and development activities, which should enable us to meet the needs of our target customers through the development of new material sets and 3D printers with faster print speeds. Expanding our business to realize our growth strategy may require additional investments of capital from time to time, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons additional financing may not be available when required, or may not be available on terms favorable to us. If we fail to obtain adequate cash sources on a timely basis or if funds cannot be obtained at reasonable costs, we may not be able to achieve our planned rate of growth, which will adversely affect our results of operations.

We intend to develop our customer base internationally, so that our revenues are not dependent on sales to any one region. We also seek to grow both our Systems and Services segments so that we are not overly reliant on either segment. We believe that this strategy will help to offset some of the variability in the Systems segment, which can be more susceptible to macroeconomic trends.

Outlook

We believe that interest in additive manufacturing is increasing as a result of increased commercialization of 3D printers and recent media attention worldwide. We occupy a defined space in the additive manufacturing market because of the size of our machines and their ability to print industrial products from qualified industrial materials. While our 3D printers may differ from those of many other additive manufacturing companies, we expect an increase in additive manufacturing to generally have a positive effect on the public’s awareness of our industry.

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

We believe that our investments in additional capacity in Europe and service centers in the United States, the United Kingdom, China and India should position us to generate growth in our Services segment in the future.

Key Measures of Our Business

We use several financial and operating metrics to measure our business. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the longer‑ term performance of our marketplace. The key metrics are as follows:

Revenues

Our revenues are generated primarily by sales of our 3D printers, consumables and custom 3D printed parts produced at our service centers. We operate in two segments: Systems and Services. The Systems segment derives its revenues from the sale of 3D printers and products and services related to our 3D printers, including consumables, which include particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts. Systems revenue also includes revenues associated with the leasing of 3D printers to customers; however, revenues related to the leasing of 3D printers is not material. The Services segment derives its revenues from the on‑demand printing of parts at our service centers.

Our revenues are influenced by:

•	global macroeconomic conditions;

•	the adoption rate of our 3D printers and material sets;

•

our ability to develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end‑users, particularly with respect to the physical properties of print materials and other consumables;

•	the capital expenditure budgets of our potential customers;

•	the amount of design and manufacturing activity; and

•	the adoption of additive manufacturing technology in various industries.

Sales of our 3D printers, particularly our higher‑priced systems, typically involve long sales cycles, are subject to seasonality and can be difficult to forecast. Because each of our printers can represent a significant amount of revenues, a delay in a purchasing decision, our production schedule or the shipment of a printer can have a material impact on our periodic reporting of revenues.

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

Gross Profit

Our gross profit and gross profit margin for our Systems and Services segments are mainly influenced by materials, labor and energy costs. In particular, the gross profit margin in our Systems segment on sales of our 3D printers also depend on the type and status of the sold products. Our Systems segment sometimes sells refurbished printers manufactured by us and previously set up in our service centers. The gross profit is lower on refurbished printers, and the number of refurbished printers sold in a given period affects the gross profit margin of our Systems segment. Inventory reserves also impact our gross profit and related margin.

EBITDA

Our EBITDA (earnings before interest, taxes, depreciation and amortization) is mainly influenced by the gross profit from our Systems segment and Services segment as well as from the operating expenses from the functions research and development, administration and sales and marketing. In addition, other operating expense and other operating income including gains and losses from foreign exchange transactions have an impact on EBITDA. The gross profit from our Systems segment is mainly driven by materials, labor and energy costs as well as inventory reserves. The gross margin drivers for our Services segment relate to revenues, materials, labor and energy costs as well as facility costs. Costs for the non‑productive function is influenced primarily by labor. Research and development expenses are partially driven by materials. One of the main drivers of expenses for the administrative function is legal fees while sales and marketing expenses are also influenced by commissions for sales agents.

Critical Accounting Policies and Significant Estimates

Please refer to “Note 3.  Summary of significant accounting policies in Item 18.”

Statements of Comprehensive Loss

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2016		2015
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€ 22,338	100%	€ 24,064	100%	€ (1,726)
Cost of sales	15,435	69.1	17,147	71.3	(1,712)
Gross profit	6,903	30.9	6,917	28.7	(14)
Selling expenses	5,312	23.8	6,922	28.8	(1,610)
Administrative expenses	4,563	20.4	5,178	21.5	(615)
Research and development expenses	5,683	25.4	5,470	22.7	213
Other operating expenses	3,881	17.4	888	3.7	2,993
Other operating (income)	(1,417)	6.3	(2,130)	8.9	713
Operating loss	(11,119)	49.8	(9,411)	39.1	(1,708)
Finance expense	230	1.0	277	1.2	(47)
Finance (income)	(38)	0.2	(158)	0.7	120
Financial result	192	0.9	119	0.5	73
Net loss before income taxes	(11,311)	50.6	(9,530)	39.6	(1,781)
Income taxes	(2)	0.0	(64)	0.3	62
Loss	€ (11,313)	50.6%	€ (9,594)	39.9%	€ (1,719)

Summary

Our revenues decreased by € 1.7 million, or 7%, to € 22.3 million in 2016 from € 24.1 million in 2015. This is due to the decline in revenues from our Services segment amounting to € 3.7 million, mainly due to the restructuring of voxeljet UK. In the fourth quarter of 2015, we decided to focus the remaining UK operations on selling on demand printing services and to exclude the expensive post production processes. As a consequence, voxeljet UK’s revenue contribution significantly decreased. This was partially offset by higher revenue contribution from voxeljet America as well as first revenue contributions from voxeljet China. In addition to that, revenues from our Systems segment increased by € 2.0 million due to a more favorable product mix regarding system sales as well as higher revenues from maintenance and consumables business.

Our gross profit for 2016 remained almost unchanged at € 6.9 million. Although the product mix regarding the sale of 3D printers was more favorable compared to 2015, we were not able to increase gross margin regarding our Systems segment due to the increase of the reserve for slow-moving inventory of € 1.0 million. Regarding our Services segment, we received higher gross profit contribution from our subsidiaries voxeljet UK and voxeljet America. The gross profit from voxeljet UK increased due to the restructuring and the termination of expensive post production processes. Regarding voxeljet America gross profit improved due to a higher utilization rate of our service center. Our consolidated gross profit margin was 31% in 2016 compared to 29% in 2015.

Our operating loss increased by € 1.7 million to a loss of € 11.1 million in 2016 from a loss of € 9.4 million in 2015. This is mainly due to higher other operating expenses amounting to € 3.9 million, which includes € 2.1 million losses from foreign exchange transactions, € 1.1 million impairment of goodwill related to voxeljet UK and higher inventory reserves by € 1.0 million. This was partially offset by reversal of variable compensation accruals of € 0.5 million.

Revenues by Segment

The table below sets forth the change in revenues by segment from 2015 to 2016:

	Year Ended December 31,
	2016	2015	period-over- period change
	(€ in thousands)
Systems	€ 13,081	€ 11,113	€ 1,968
Services	9,257	12,951	(3,694)
Total Revenues	€ 22,338	€ 24,064	€ (1,726)

Revenues from the Systems segment for 2016 were € 13.1 million, up 18.0% over 2015. The total number of units sold remained unchanged with eighteen units and also the number of refurbished system was unchanged with four units.

On average, the 3D printers sold in 2016 were larger systems (i.e., VX1000) than in prior years, which also contributed to higher revenues as the larger systems are generally sold at higher prices. Revenues depend not only on the number of units sold, but also on the composition of the units sold, with new, larger, higher‑performance printers generating higher revenues per unit.

Revenues from the Services segment for 2016 were € 9.3 million, which represents a decrease of € 3.7 million or 28.5% over revenues of € 13.0 million in 2015. The decrease in Services revenues was primarily due to the restructuring of our UK subsidiary in Q4 2015, when we terminated the unprofitable post finishing business. In 2015 the revenue contribution of voxeljet UK amounted to € 4.7 million compared to € 0.8 million in 2016. The part of the business of voxeljet UK disposed of in the course of the restructuring contributed approximately € 3.8 million to 2015 revenues. Our revenues from the Services segment in 2016 also included approximately € 2.0 million from our U.S. subsidiary, voxeljet America compared to € 0.5 million in 2015, an increase of approximately € 1.5 million. Services revenues from our German operation slightly decreased compared to 2015.

Revenues by Geographic Region

The table below sets forth the change in revenues by geographic region from 2015 to 2016:

	Year Ended December 31, 2016		Year Ended December 31, 2015
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	13,364	59.8%	18,214	75.7%
Asia Pacific	4,831	21.6	2,703	11.2
Americas	4,143	18.5	3,147	13.1
Total	22,338	100.0%	24,064	100.0%

We generated almost 60% of our revenues in the EMEA with a declining relative proportion of our revenues. However, we achieved a more balanced regional composition of revenues with approximately 10% increased proportion in the Americas region as well as 5% in Asia Pacific in 2016. Revenues in the Americas increased as we generated higher revenues from our American subsidiary operating in the U.S. market. voxeljet America could significantly increase revenues within the Services segment. The increase in revenues in the Asia Pacific region shows the growing market awareness provided by our subsidiaries in China and India. The increase of revenues regarding Asia Pacific is mainly due to revenues from the Systems segment.

Gross Profit and Gross Profit Margin

Total gross profit for 2016 remained almost unchanged, reflecting lower profitability in our Systems segment, partially offset by higher profitability in our Services segments in 2016 compared to 2015. Our gross profit margin was 31% in 2016 compared to 29% in 2015.

The table below sets forth gross profit and gross profit margin for our Systems and Services segments for the presented periods:

	Year Ended December 31, 2016		Year Ended December 31, 2015
	Amount	Gross margin as percentage of relevant segment revenues	Amount	Gross margin as percentage of relevant segment revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€ 3,197	24.4%	€ 3,849	34.6%	€ (652)
Services	3,706	40.0	3,068	23.7	638
Total	€ 6,903	30.9%	€ 6,917	28.7%	€ (14)

Gross profit for our Systems segment decreased to € 3.2 million in 2016 from € 3.8 million in 2015, while the gross profit margin was also lower, with a decreased by 10.2% to 24.4% in 2016 from 34.6% in 2015.  Regarding the Systems segment, the product mix was more favorable, which led to an improvement of gross profit. However, an increased reserve for slow-moving inventory of € 1.0 million resulted in an overall decline of gross profit and margin.

Gross profit for our Services segment in 2016 amounted to € 3.7 million, an increase of € 0.6 million compared to 2015. The gross profit margin increased from 23.7% in 2015 to 40.0% in 2016. The increase is due to the restructuring of voxeljet UK in 2015, which impacted gross profit margin in this segment by € 1.4 million. In addition to that, the higher utilization rates regarding voxeljet America improved gross profit margin within this segment.

Operating Expenses

As shown in the table below, total operating expenses increased € 1.7 million to € 18.0 million in 2016 from € 16.3 million in 2015, and increased to 80.7% of revenues compared to 67.9% in 2015. This increase primarily reflected an increase in other operating expenses mainly due to losses on foreign currency transactions. These losses were partially offset by decreasing cost in the areas of selling expenses as well as administrative expenses. The decrease of selling expenses and administrative expenses was mainly due to the restructuring of voxeljet UK, which provided significant cost savings, and a reversal of accruals regarding variable compensation. Research and development expenses showed a slight increase.

	Year Ended December 31,
	2016		2015
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€ 5,312	23.8%	€ 6,922	28.8%	€ (1,610)
Administrative expenses	4,563	20.4	5,178	21.5	(615)
Research and development expenses	5,683	25.4	5,470	22.7	213
Other operating expenses	3,881	17.4	888	3.7	2,993
Other operating (income)	(1,417)	(6.3)	(2,130)	8.9	713
Total	€ 18,022	80.7%	€ 16,328	67.9%	€ 1,694

In 2016, we continued to invest in research and development. Our research and development expenses amounted to 25.4% of our revenues in 2016, reflecting a 3.9 % increase in our research and development expenses compared to 2015. Until November 30, 2015 research and development expenses included salaries for employees of voxeljet UK, who worked in this function. Those employees left the company within the restructuring of voxeljet UK. Research and development is a key element of our strategy to develop new material sets and enhancements to our 3D printers.

Administrative expenses mainly included personnel expenses as well as consulting fees. The majority of our selling expenses were personnel expenses and distribution expenses like freight and commission for sales agents. Research and development expenses showed a slight increase and primarily consisted of personnel expenses.

Operating Loss

Operating loss and operating loss as a percentage of total revenues in 2016 and 2015 were as follows:

	Year Ended December 31,
	2016		2015
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating loss	€ (11,119)	-49.8%	€ (9,411)	-39.1%	€ (1,708)

We had an operating loss of € 11.1 million in 2016, an increase of € 1.7 million compared to an operating loss of € 9.4 million in 2015 while gross profit remained almost unchanged. Decreases in administrative and selling expenses due to the restructuring of voxeljet UK and variable compensation, were more than offset by € 2.1 million losses from foreign currency translation as well as € 1.1 million related to the impairment of goodwill regarding voxeljet UK.

Loss

In 2016 we had a loss of approximately € 11.3 million compared to a loss of € 9.6 million in 2015 resulting from the higher operating loss in 2016.

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2015		2014
		Percentage		Percentage	Period-over-
	Amount	of revenues	Amount	of revenues	period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€24,064	100%	€16,163	100%	€7,902
Cost of sales	17,147	71.3	9,838	60.9	7,309
Gross profit	6,917	28.7	6,325	39.1	592
Selling expenses	6,922	28.8	3,746	23.2	3,176
Administrative expenses	5,178	21.5	4,026	24.9	1,152
Research and development expenses	5,470	22.7	4,027	24.9	1,443
Other operating expenses	888	3.7	101	0.6	787
Other operating (income)	(2,130)	8.9	(1,384)	8.6	(746)
Operating loss	(9,411)	39.1	(4,191)	25.9	(5,220)
Finance expense	277	1.2	472	2.9	(195)
Finance (income)	(158)	0.7	(299)	1.8	141
Financial result	119	0.5	173	1.1	(54)
Net loss before income taxes	(9,530)	39.6	(4,364)	27	(5,166)
Income taxes	(64)	0.3	32	0.2	(96)
Loss	€(9,594)	39.9%	€(4,332)	26.8%	€(5,262)

	Year Ended December 31,
	2015*		2014
		Percentage		Percentage	Period‑over‑
	Amount	of revenues	Amount	of revenues	period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€24,064	100%	€16,163	100%	€7,902
Cost of sales	15,770	65.5	9,838	60.9	5,932
Gross profit	8,294	34.5	6,325	39.1	1,969
Selling expenses	6,542	27.2	3,746	23.2	2,796
Administrative expenses	4,839	20.1	4,026	24.9	813
Research and development expenses	5,403	22.5	4,027	24.9	1,376
Other operating expenses	417	1.7	101	0.6	316
Other operating (income)	(2,130)	8.9	(1,384)	8.6	(746)
Operating loss	(6,777)	28.2	(4,191)	25.9	(2,586)
Finance expense	248	1	472	2.9	(224)
Finance (income)	(158)	0.7	(299)	1.8	141
Financial result	90	0.4	173	1.1	(83)
Net loss before income taxes	(6,867)	28.5	(4,364)	27	(2,503)
Income taxes	(64)	0.3	32	0.2	(96)
Loss	€(6,931)	28.8%	€(4,332)	26.8%	€(2,599)

*Figures before restructuring of voxeljet UK

Summary

Following a review of the financial performance of voxeljet UK and its current market environment, we decided in October 2015 to focus voxeljet UK’s future activities solely on selling high‑speed, large‑format 3D printers and on‑demand parts services to industrial and commercial customers.

As a result, we entered into an agreement in November 2015 with an investor group that included the founder of Propshop to sell certain assets supporting certain business lines that serve customers in the film and entertainment industry, transfer certain employees and contractual arrangements and settle the earnout and employment agreement with the managing director entered into in connection with the acquisition of voxeljet UK. In addition, we focused the remaining UK operations to sell our products and perform on demand printing services. The loss from the sale transaction and additional charges from the restructuring of voxeljet UK amounted to € 2.7 million. The loss includes a loss from the sale of assets and contract termination and transfer of employees and impairment charges of intangible assets and inventories.

Our revenues increased by € 7.9 million, or 48.9%, to € 24.1 million in 2015 from € 16.2 million in 2014. Revenues for 2015 increased due to an increase in the number of 3D printers sold by our Systems segment and an increase in our printing of on‑demand parts for our customers by our Services segment. In 2015, we sold eighteen 3D printers compared to fourteen 3D printers sold in 2014. Revenues from the printing of on‑demand parts for our customers increased 82.3% primarily due to increased capacity at our service center in Germany as well as the inclusion of results from our subsidiaries in the UK and the United States.

Our gross profit for 2015 increased by € 0.6 million, or 9.4%, to € 6.9 million from € 6.3 million in 2014. Our higher gross profit for 2015 resulted primarily from increased sales of 3D printers in 2015 and the higher gross margin contribution from revenues from our subsidiaries. Our gross profit margin was 28.7% in 2015 compared to 39.1% in 2014. The gross margin in 2015 was significantly impacted by an amount of € 1.4 million related to the restructuring of voxeljet UK. As part of the restructuring process, we recognized impairment charges of € 1.1 million on inventory and € 0.3 million on impairment of intangible assets. In addition, the gross margin contributions from our subsidiaries in the UK and U.S. have not yet achieved the expected targets as they are in the post‑restructuring or start up phase, respectively. Furthermore, gross margin was impacted by increased cost of sales caused primarily by higher personnel expenses in manufacturing as we increased our headcount to 101 in 2015 from 72 in 2014.

Our operating result declined by € 5.2 million to a loss of € 9.4 million in 2015 from a loss of € 4.2 million in 2014. The restructuring of voxeljet UK contributed € 2.7 million of the decline. In addition, the ramp‑up of personnel resources to pursue our growth strategy is reflected in the operating result. Our headcount in all departments increased to 223 in 2015 from 200 in 2014. Additionally, research and development expenses increased by € 1.4 million and selling expenses increased by € 3.2 million more than offsetting the increase in gross margin. This is due to our growth strategy and our efforts to strengthen our technological leadership.

Revenues by Segment

The table below sets forth the change in revenues by segment from 2014 to 2015:

	Year Ended
	December 31,		period-over-
	2015	2014	period change
	(€ in thousands)
Systems	€11,113	€9,057	€2,056
Services	12,951	7,106	5,845
Total Revenues	€24,064	€16,163	€7,901

Revenues from the Systems segment for 2015 were € 11.1 million, up 22.7% over 2014. The total number of units sold rose 28.6% to eighteen in 2015 in comparison to fourteen in 2014.

On average, the 3D printers sold in 2015 were larger systems (i.e., VX1000) than in prior years, which also contributed to higher revenues as the larger systems are generally sold at higher prices. Revenues depend not only on the number of units sold, but also on the composition of the units sold, with new, larger, higher‑performance printers generating higher revenues per unit.

Revenues from the Services segment for 2015 were € 13.0 million, which represents an increase of € 5.8 million or 82.3% over revenues of € 7.1 million in 2014. The increase in Services revenues was primarily due to the inclusion of results from our UK subsidiary, which contributed revenues of € 4.7 million in 2015 compared to € 0.9 million in 2014, as well as increased capacity at our service center in Germany. The part of the business of voxeljet UK disposed of in the course of the restructuring contributed approximately € 3.8 million to 2015 revenues. Our revenues from the Services segment in 2015 also included approximately € 0.5 million from our U.S. subsidiary, voxeljet America Inc., which began printing on‑demand parts in the first quarter of 2015.

Revenues by Geographic Region

The table below sets forth the change in revenues by geographic region from 2014 to 2015:

	Year Ended		Year Ended
	December 31, 2015		December 31, 2014
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	18,214	75.7%	10,571	65.4%
Asia Pacific	2,703	11.2	4,306	26.6
Americas	3,147	13.1	1,286	8.0
Total	24,064	100.0%	16,163	100.0%

We generated most of our revenues in the EMEA but achieved significant growth in the Americas region in 2015. Revenues in the Americas increased as we generated higher revenues from our American subsidiary operating in the U.S. market. The revenues in the Asia Pacific region were lower due to lower 3D printer sales in this region.

Gross Profit and Gross Profit Margin

Total gross profit for 2015 increased by € 0.6 million, or 9.4%, reflecting higher sales in both our Systems and Services segments in 2015 compared to 2014. Our gross profit margin was 28.7% in 2015 compared to 39.1% in 2014, to a significant extent declining as a result of the restructuring of voxeljet UK. In addition, personnel expenses increased because of higher headcount to pursue our growth strategy.

The table below sets forth gross profit and gross profit margin for our Systems and Services segments for the presented periods:

	Year Ended December 31, 2015		Year Ended December 31, 2014
		Gross margin as		Gross margin as
		percentage of		percentage of
		relevant segment		relevant segment	Period-over-
	Amount	revenues	Amount	revenues	period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€3,849	34.6%	€3,301	36.4%	€548
Services	3,068	23.7	3,024	42.6	44
Total	€6,917	28.7%	€6,325	39.1%	€592

Gross profit for our Systems segment increased to € 3.8 million in 2015 from € 3.3 million in 2014, while the gross profit margin of our Systems segment decreased by 1.8% to 34.6% in 2015 from 36.4% in 2014. This decrease in gross profit margin resulted primarily from higher cost of sales because of increased personnel expenses associated with increased headcount related to the pursuit of our growth strategy. Furthermore it reflected the product mix, as we sold more used and refurbished printers.

Gross profit for our Services segment in 2015 amounted to € 3.1 million, unchanged as compared to 2014. The gross profit margin decreased from 42.6% in 2014 to 23.7% in 2015. The gross profit margin in this segment was impacted in the amount of € 1.4 million by the restructuring of the voxeljet UK business which contributed 10.6% to the gross margin decline.

Operating Expenses

As shown in the table below, total operating expenses increased by € 5.8 million to € 16.3 million in 2015 from € 10.5 million in 2014, and increased to 67.9% of revenues compared to 65.1% in 2014. This increase affected all areas of our operations.

	Year Ended December 31,
	2015		2014
		Percentage		Percentage	Period-over-
	Amount	of revenues	Amount	of revenues	period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€6,922	28.8%	€3,746	23.2%	€3,176
Administrative expenses	5,178	21.5	4,026	24.9	1,152
Research and development expenses	5,470	22.7	4,027	24.9	1,443
Other operating expenses	888	3.7	101	0.6	787
Other operating (income)	(2,130)	8.9	(1,384)	8.6	(746)
Total	€16,328	67.9%	€10,516	65.1%	€5,812

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

Operating Loss

Operating loss and operating loss as a percentage of total revenues in 2015 and 2014 were as follows:

	Year Ended December 31,
	2015		2014
		Percentage		Percentage	Period‑over‑
	Amount	of revenues	Amount	of revenues	period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating loss	€(9,411)	(39.1)%	€(4,191)	(25.9)%	€(5,220)

We had an operating loss of € 9.4 million in 2015, an increase of € 5.2 million compared to an operating loss of € 4.2 million in 2014. This higher operating loss resulted from the restructuring of our subsidiary voxeljet UK, higher headcount as well as ramp up losses from our U.S. subsidiary, respectively.

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

Loss

In 2015 we had a loss of approximately € 9.6 million compared to a loss of € 4.3 million in 2014. The € 5.3 million increase in loss resulted from charges related the restructuring of voxeljet UK, and increased operating expenses resulting from additional personnel employed in pursuit of our growth strategy.

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

We define EBITDA as profit (loss) plus income tax expenses (benefit), financial result and depreciation and amortization. Disclosure in this annual report of EBITDA, which is a non‑IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non‑recurring items.

Reconciliation of Adjusted EBITDA to Loss

	2016	2015	2014	2013	2012
	(€ in thousands)
Profit (loss)	€ (11,313)	€ (9,594)	€ (4,332)	$ (2,714)	€ 212
Income taxes	2	64	(32)	358	116
Financial result	192	119	173	343	345
Depreciation and Amortization	2,542	2,982	2,143	1,493	1,343
EBITDA	€ (8,577)	€ (6,429)	€ (2,048)	€ (520)	€ 2,016

B.          LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2016, we had cash and cash equivalents of € 7.8 million and held investments in two bond funds of € 11.7 million and a note receivable of € 0.9 million, largely as a result of our initial public offering and our subsequent follow‑on offering. These cash resources are sufficient to finance our near‑term growth strategy, which includes the development of our service centers in Germany, North America, the UK, China and India.

To meet the demand for our Services business and to increase capacity, we will require investment in additional printers to be used in our new or expanding Service operations. In 2017, we plan to invest in additional 3D printers at our service centers, especially voxeljet America as well as voxeljet China and equipment in order to increase printing capacity as well as in our ERP-system.

Currently, we believe that our existing capital resources will be sufficient to support our business plan. If we anticipated that our actual results may differ from our business plan, we believe that we have sufficient capabilities to determine cost saving measures to preserve capital. Further, we might search for sources to raise additional capital to support our growth strategy through additional debt, equity or other alternatives or a combination of those.

In 2016, we concluded new loan agreements with Kreissparkasse Augsburg, Germany, to finance the construction of new office and production facilities in Friedberg: (i) in May 2016, we entered into a € 1.0 million loan agreement due April 30, 2021. Interest is payable at a fixed rate of 2.35%; (ii) in September 2016, we entered into a € 2.0 million loan agreement due May 31, 2038. Interest is payable at a fixed rate of 2.47%; (iii) In October 2016, we entered into a € 0.7 million loan agreement due September 30, 2021. Interest is payable at a fixed rate of 2.29%; and (iv) in December 2016, we entered into a € 1.0 million loan agreement due January 31, 2038. Interest is payable at a fixed rate of 2.72%. Among other terms, the loan agreements contain (i) certain covenants, including that we deposit € 2.0 million with Kreissparkasse Augsburg until we have reached certain ratio with respect to its ability to service the debt by the end of fiscal year 2019, and (ii) change of control provisions concerning the ownership of the Company by our executive officers, Dr. Ingo Ederer and Rudolf Franz. In case we fail to meet that ratio by the end of its fiscal year 2019, we are obliged to pledge € 2.0 million for the benefit of the lender. In addition, the land owned by us upon which the facilities will be built as well as three 3D printers will serve as collateral under the loan agreements.

As of December 31, 2016 we had available several lines of credit with three German banks in a total amount of up to € 5.2 million. Interest rates across the credit lines varied from 5.45% to 6.15% as of December 2016.

Cash Flow

Our primary sources of cash in 2016 were our revenues and cash reserves. Our primary uses of cash have traditionally been to finance our assets and our working capital.

The table below sets forth cash flows from operating, investing and financing activities for 2014,  2015 and 2016:

	2016	2015	2014
	(€ in thousands)
Cash provided by (used in) operating activities	€ (13,338)	€ (11,950)	€ (5,020)
Cash provided (used) in investing activities	15,466	7,117	(47,044)
Cash provided by (used in) financing activities	3,616	(1,099)	26,581
Increase (decrease) in cash and cash equivalents	€ 5,744	€ (5,932)	€ (25,483)

Our cash and cash equivalents increased from € 2.1 million at December 31, 2015 to € 7.8 million at December 31, 2016, an increase of € 5.7 million. This was primarily due to the sale of bond funds of € 19.2 million as well as financing activities, partially offset by cash used in the operations and investments into property, plant and equipment mainly for our new production and office building.

Our cash and cash equivalents decreased from € 8.0 million at December 31, 2014 to € 2.1 million at December 31, 2015, a decrease of € 5.9 million. This was primarily due to our build up in inventory, ramp‑up expenses relating to our new subsidiaries as well as a net cash outflow of € 0.4 million related to the restructuring of voxeljet UK.

Operating Activities

Net cash used in operating activities was € 13.3 million for the year ended December 31, 2016 compared to cash used in operating activities of € 11.9 million for the year ended December 31, 2015, an increase in cash used of € 1.4 million. This was primarily due to increased working capital.

Net cash used in operating activities was € 11.9 million for the year ended December 31, 2015 compared to cash used in operating activities of € 5.0 million for the year ended December 31, 2014, an increase in cash used of € 3.3 million. This was primarily due to increased working capital requirements.

Investing Activities

Investing activities consist primarily of financial instrument activity and setting up infrastructure, including equipment we install and use in our service centers as well as the development of our own use ERP-system. In 2016, we sold bond funds amounting to € 19.2 million driving the cash flow from investing activities. However, we invested approximately € 3.7 million in infrastructure, plant and machinery as well as equipment compared to € 1.4 million in 2015.

Financing Activities

In 2016, financing cash flows consisted primarily of the proceeds from long‑term debt amounting to € 4.3 million in relation to the construction of our new office and production facilities in Friedberg and the redemption from sale and lease back transactions amounting to € 0.5 million.

In 2015, financing cash flows consisted primarily of the redemption from sale and lease back transactions amounting to € 0.8 million as well as the repayment of long‑term debt amounting to € 0.2 million.

In 2014, financing cash flows consisted principally of the net proceeds we received in our follow‑on offering, which amounted to € 30.2 million, as well as the repayment of several loans and financing leases.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development is a key part of our strategy to develop new material sets and enhancements to our 3D printers. Our research and development expenses totaled € 5.7 million, € 5.5 million, and € 4.0 million for the years ended December 31, 2016,  2015, and 2014, respectively. For further information on our policies and practices regarding research and development, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

3D printing, which is also referred to as additive manufacturing, is transforming prototype development manufacturing processes and is displacing (or, in certain cases, complementing) certain segments of traditional, or subtractive, manufacturing methodologies such as metal extrusion, computer-controlled machining and manual modeling techniques. With respect to product design and prototype development, 3D printing significantly improves the design process, reduces the time required for product development and facilitates creativity, while keeping the most or all of the design process in-house. 3D printing also enables the direct manufacture of parts that are subsequently incorporated into a user’s end product. In addition, manufacturers are increasingly using 3D printing systems to produce manufacturing tools such as jigs and fixtures, that aid in their production and assembly processes. While 3D printing has historically been focused on design and manufacturing applications, 3D printing is beginning to show signs of broader adoption through simplification, with the growth of entry-level desktop 3D printers.

E.          OFF BALANCE SHEET ARRANGEMENTS

We are not a party to any off balance sheet arrangements.

F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

Future contractual payments as of December 31, 2016 consisted of long‑ term debt, operating leases and finance leases, which are discussed in greater detail below.

	December 31, 2016
	(€ in thousands)
	Total	Less than a year	1-3 years	3-5 years	More than 5 years
Bank overdrafts, lines of credit and long-term debt	6,499	1,024	1,379	1,127	2,969
Leases:
Operating	1,018	457	520	41	--
Finance	831	450	376	5	--
Total	8,348	1,931	2,275	1,173	2,969

Leases

Operating

We have historically leased various manufacturing facilities, office and warehouse spaces, equipment and vehicles under operating leases. We expect leases that expire to be renewed or replaced by leases on other properties. Rental expense amounted to € 0.1 million, € 0.1 million, and € 0.1 million in 2016,  2015, and 2014, respectively.

Finance

Our finance leases relate primarily to production machinery. In total, we have entered into sale and leaseback transactions for 17 self‑produced 3D printers, which were sold to banks and leased back to be used in our Services segment.

G.          SAFE HARBOR

See “Special Note Regarding Forward Looking Statements” on page 1 of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s annual general shareholders’ meeting) and their principal occupations outside of our company as of March 1, 2017:

Name	Age	Term Expires	Principal occupation
Peter G. Nietzer (Chairman)	56	2019	Managing director of asset management firm
Dr. Stefan Söhn (Vice Chairman)	62	2019	Consultant and lawyer
Prof. Dr. Joachim Heinzl (Member)	76	2019	University professor (retired)

The business address of the members of our supervisory board is the same as our business address: voxeljet AG, Paul‑Lenz‑Straße 1a, 86316 Friedberg, Germany. Our supervisory board has determined that all members of our supervisory board are independent under German law and the New York Stock Exchange Listed Company Manual.

The following is a brief summary of the business experience of the members of our supervisory board:

Peter Nietzer, born in 1960 in Heilbronn, Germany, has been the chairman of our supervisory board since July 2, 2013. Mr. Nietzer has served as owner and managing director of KITES Industriebeteiligungen GmbH, a private investment holding company, and of M59 Advisory Services, since January 2013 and as Partner and Chief Financial Officer of GermanCapital GmbH, a private equity company he co‑founded and that specializes in mid‑market buy‑outs, since July 2005. Mr. Nietzer has served as a Non‑Executive Director of Cognis Credit Opportunities Fund Ltd., Cognis Credit Opportunities Master Fund Ltd. and Cognis Credit Opportunities Manager (Cayman) Ltd. since September 2013 until December 31, 2016. Since April 2000, Mr. Nietzer has been an executive board member and Managing Partner of Felicitas GmbH (which was previously known as GI Ventures AG), a fund management company he helped found. Mr. Nietzer served as a Managing Director in the private equity unit of PartnersGroup AG from January to October 2011. Mr. Nietzer holds a M.B.A. from Friedrich‑Alexander University Erlangen‑Nürnberg, Germany. We believe that Mr. Nietzer’s over 13 years of experience in private equity and his previous roles as a supervisory board member provide him with valuable insight into our business, particularly in the areas of financing and acquisition opportunities, while his focus on technology companies gives him insight into our operations and industry. In addition, Mr. Nietzer’s work as a chief financial officer provides the supervisory board with expertise in financial matters.

Dr. Stefan Söhn, born in 1954 in Düsseldorf, Germany, has been the vice chairman of our supervisory board since July 2, 2013. Since January 2010, Dr. Söhn has served as a Partner and Managing Director of MBL China Consulting GmbH, as owner and manager of Söhn Industrial Consulting and as Of Counsel Lawyer and Head of China Desk of Sonntag & Partner Wirtschaftsprüfer, Steuerberater, Rechtsanwälte in Augsburg and Munich, Germany. Dr. Söhn held executive positions at KUKA Systems GmbH, an equipment supplier to the automotive industry, from July 2000 to December 2009, serving as its Chief Financial Officer from July 2000 to December 2006 and as its Chief Executive Officer from January 2007 to December 2009. During his time at KUKA Systems GmbH, Dr. Söhn led the successful expansion of its business in Asia. Dr. Söhn holds a law degree from the University of Augsburg, Germany and a Master of Science in Management for the London Business School. We believe that Dr. Söhn’s business experience in the automotive industry and in expanding corporate operations into Asia will assist us as we seek to grow our business. In addition, we believe that Dr. Söhn’s various experiences throughout his career, including his work as an attorney, chief financial officer and member of the supervisory boards of several companies, including public companies, provides our supervisory board with a broad range of knowledge and insight.

Prof. Dr. Joachim Heinzl, born in 1940 in Aussig in what is now the Czech Republic, has been a member of our supervisory board since July 2, 2013. Prof. Dr. Heinzl has served as Professor Emeritus at the Technical University of Munich, Germany since 2005. Prior to becoming Professor Emeritus, Prof. Dr. Heinzl had been the Chair for Precision Engineering and Micro Technology at the Technical University of Munich since 1978 and served the Technical University of Munich as Vice‑Dean and Dean of the Faculty of Mechanical Engineering from 1988 to 1992 and as First Vice President from 1995 to 2002. Prof. Dr. Heinzl focused a large portion of his research on technology relating to 3D printing while on the faculty of the Technical University of Munich. From 2006 to 2012, Prof. Dr. Heinzl was the President of the Bavarian Research Foundation. Prof. Dr. Heinzl has been a foreign associate of the U.S. National Academy of Engineering since 2007. Prof. Dr. Heinzl also co‑founded our company as Generis GmbH in 1999. Prof. Dr. Heinzl holds a diploma in mechanical engineering and a doctorate in electroacoustics from the Technical University of Munich. We believe that Prof. Dr. Heinzl’s vast knowledge of technical and engineering matters, including 3D printing technology, provides our supervisory board with additional insight into the technical details of our operations and industry.

Management Board

The following table sets forth the names and functions of the current members of our management board, their ages and their terms as of March 1, 2017:

Name	Age	Term Ends	Position
Dr. Ingo Ederer	49	June 30, 2021	Chief Executive Officer
Rudolf Franz	49	June 30, 2021	Chief Financial Officer, Chief Operating Officer

The business address of the members of our management board is the same as our business address: voxeljet AG, Paul‑Lenz‑Straße 1a, 86316 Friedberg, Germany.

The following is a brief summary of the business experience of the members of our management board:

Dr. Ingo Ederer, born in 1967 in Weilheim, Germany, is one of our founders and is the key inventor of our technology. He has served as our Chief Executive Officer since 2013. Dr. Ederer co‑founded our company as Generis GmbH in 1999 and served as our Managing Director from our incorporation in 1999 to 2013, building up the company from the start‑up phase to become a leading provider of 3D printers for industrial and commercial customers. After graduating with a degree in mechanical engineering from the Technical University of Munich in 1993, Dr. Ederer started his career as researcher at the department of precision engineering at the Technical University of Munich where he received his Ph.D. in 2000 with a thesis on piezo‑based micro‑jetting devices. He contributes more than 20 years of experience in the 3D printing equipment market and is a holder of more than 50 patents in the field of 3D printing.

Rudolf Franz, born in 1967 in Friedberg, Germany, has been one of our shareholders through his venture fund Franz Industriebeteiligungen AG since 2003. Since 2003 he is focusing as Chief Operation Officer on marketing and sales, finance and controlling and administration. In addition, he has held the position of Chief Financial Officer since 2013. Mr. Franz has been a member of the supervisory board of FORUM Media Group GmbH since 2015. Mr. Franz has been the chairman of the supervisory board of Rettenmeier Holding AG from 2011 until 2014. From 2007 to 2009, Mr. Franz served as the Managing Director of Hama Holding GmbH and was the chairman of the supervisory board of Wavelight AG from 2005 to 2009. In 1995, Mr. Franz was appointed as investment manager of Technologieholding VC GmbH, an international venture capital fund that invested in European technologies, and became partner in 1997, where he was responsible for managing the Munich investment team. After he sold his shares in Technologieholding VC GmbH to 3i Group plc in 2000, Mr. Franz served as Managing Director of 3i Group plc and was responsible for technology investments in the German‑speaking market from 2000 to 2002. Mr. Franz studied political economics and industrial engineering at the University of Augsburg and the University of Munich and earned a master’s degree from the University of Applied Science Munich in 1991.

B.          COMPENSATION

Compensation of Management Board Members

We have entered into service agreements with the current members of our management board. These agreements generally provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) with a target of up to 30% of the yearly base salary, as well as a long‑term performance award for a three‑business‑year period (long‑term bonus) with a target of up to 100% of the yearly base salary. The performance targets of the annual and long‑term bonuses are a mixture of certain financial and non‑financial targets, such as revenue and profitability goals, as well as EBITDA goals. In addition to the fixed and variable remuneration components, under the terms of their service agreements, the members of our management board are entitled to additional benefits (including company car arrangements, mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses.

We believe that the service agreements between us and the members of our management board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice for similar companies who are operating in our industry.

In 2017, the two members of our management board are collectively entitled to receive total compensation of up to kEUR 1,212, which includes base salary, bonus payments and other compensation as a result of other benefits as described above. In 2016, the two members of our management board collectively received total compensation of kEUR 644, which included base salary and other compensation.

Compensation of Supervisory Board Members in the Business Year 2016

In our annual general meeting on May 31, 2016 the following remuneration system was resolved:

•

Ordinary members of the supervisory board receive a fixed remuneration in the amount of € 40,000 per annum. The chairman and vice chairman of the supervisory board shall receive a higher fixed remuneration in the amount of € 80,000 per annum and € 60,000 per annum, respectively.

•	We do not pay fees for attendance at supervisory board meetings.

•	The members of the supervisory board are entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).

This remuneration system will remain in force until it has been amended or terminated by our general shareholders’ meeting.

C.          BOARD PRACTICES

Overview

We are a German stock corporation (Aktiengesellschaft, or AG) with our registered seat in Germany. We are subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz, or AktG). In accordance with the German Stock Corporation Act (Aktiengesetz), our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the general shareholders’ meeting (Hauptversammlung). Our management board and our supervisory board are entirely separate and, as a rule, no individual may simultaneously be a member of both boards.

Our management board is responsible for the day‑to‑day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board’s internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties.

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

Under German law, our shareholders have no direct recourse against the members of our management board or our supervisory board if they have breached their duty of loyalty and care to us. Apart from insolvency or other special circumstances, only the company has the ability to claim damages against the members of our two boards. We may waive these claims to damages or settle these claims only if at least three years have passed since any violation of a duty occurred and only if our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast; provided that shareholders who in the aggregate hold one‑tenth or more of our share capital do not oppose the waiver or settlement and have their opposition formally recorded in the meeting’s minutes by a German civil law notary.

The following description, as far as it relates to our articles of association, is based on the articles of association, as adopted by our general shareholders’ meeting on May 22, 2015.

Supervisory Board

Our supervisory board currently consists of three members, which is the minimum number of members allowed under German law. As we grow, our supervisory board may be required to include employee representatives subject to the provisions of the German One‑Third Employee Representation Act (Drittelbeteiligungsgesetz) the German Codetermination Act (Mitbestimmungsgesetz).

Currently, all of the members of our supervisory board are elected by the general shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our supervisory board members to be independent. The rules of procedure for our supervisory board provide that the supervisory board should be composed of a majority of independent members, as determined by the supervisory board. Under the supervisory board’s rules of procedure, a board member is deemed to be independent if such member has no business or personal relationships with us or the management board that could constitute a conflict of interest.

Under German law, the members of a supervisory board may be elected for a term of up to approximately five years, depending on the dates of the annual general meeting at which the members of the supervisory board are elected, which is the standard term of office. Reelection, including repeated reelection, is permissible. The shareholders’ meeting may specify a term of office for individual members or all of the members of our supervisory board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board. All members of our supervisory board were elected by our annual general meeting on May 27, 2014 for a term that ends on the day of the shareholders’ meeting, which resolves on the discharge of the supervisory board for the business year 2018.

The shareholders’ meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. We have not elected any substitute members.

Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by a simple majority of the votes cast. In addition, any member of our supervisory board may resign at any time by giving one month written notice of his or her resignation to the chairperson of our supervisory board (in case the chairperson resigns, such notice is to be given to the vice chairperson). Our supervisory board may agree upon a shorter notice period. None of the members of the supervisory board are eligible to receive any benefits upon termination of their service on the supervisory board.

Our supervisory board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. On May 27, 2013, Peter Nietzer, Dr. Stefan Söhn and Prof. Dr. Joachim Heinzl were appointed as members of our supervisory board. The members of our supervisory board have elected Peter Nietzer as chairperson and Dr. Stefan Söhn as vice chairperson, each for the term of their respective membership on our supervisory board.

The supervisory board meets at least twice during the first half and twice during the second half of each calendar year. Our articles of association and the supervisory board’s rules of procedure provide that a quorum of the supervisory board members is present if at least half of its members, but in any case no less than three members, participate in the vote. Members of our supervisory board are deemed present if they participate via telephone or video conference, subject to no other member of the supervisory board raising any objection to this type of participation. Any absent member may also participate in the voting by submitting his or her written vote through another member.

Resolutions of our supervisory board are passed by the vote of a simple majority unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tie, the chairperson casts the tie‑breaking vote.

Our supervisory board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that the following matters, among others, require its prior consent:

•	any material changes to our business strategy;

•

the purchase or sale of real estate or legal entities or the purchase, sale, creation, extension, reduction or termination of business activities, including tangible or intangible assets, if the relevant price or value, in each case, exceeds € 50,000;

•	the purchase, sale or creation of joint ventures;

•

the termination of, or amendment to, consulting, advisory or other service agreements, if our costs or obligations associated with such agreement exceed € 50,000 per year or € 250,000 in the aggregate;

•

the termination of, or amendment to, operating leases, land leases or rental agreements in relation to real estate, buildings or similar objects, if our obligations associated with such agreement exceed € 50,000 per year or € 250,000 in the aggregate;

•	expenditures or capital investments exceeding € 50,000 in each case;

•	any hiring, dismissal or modification of an employment agreement of any executive manager, provided that their aggregate cash remuneration (including cash bonuses) exceeds € 75,000;

•	any material change or amendment to our code of conduct; and

•	the approval of our budget.

Our supervisory board may designate further types of actions requiring its approval.

Section 2(2) of the rules of procedure of our supervisory board provides that a supervisory board member may not continue to serve on our supervisory board past his or her 75th birthday.

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

Pursuant to Section 107(3) AktG, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees.

Under Article 7 of its internal rules of procedure, the supervisory board has set up and appointed a Compensation and Nomination Committee and an Audit Committee.

Compensation and Nomination Committee

Pursuant to Article 9 of the rules of procedure of our supervisory board, the Compensation and Nomination Committee prepares hiring and personnel decisions for approval by the supervisory board and performs the following functions:

•

preparation of the resolutions of the supervisory board regarding the conclusion, alteration and termination of service contracts of members of the management board within the framework of the compensation system adopted by the supervisory board;

•	preparation of the resolutions of the supervisory board to file an application to the court to reduce the compensation paid to the management board members under Section 87 para. 2 AktG;

•

preparation of the resolutions of the supervisory board regarding the framework of the compensation scheme of the management board, including its essential contractual elements, and providing the supervisory board with information necessary for it to review this compensation scheme on a regular basis;

•	representation of the company vis‑à‑vis former members of the management board under Section 112 AktG;

•	granting consent for secondary occupations and for other activities of management board members under Section 88 AktG;

•	approval of agreements with supervisory board members under Section 114 AktG; and

•	proposing suitable candidates as supervisory board members to the general shareholders’ meeting in case of elections of supervisory board members.

The Compensation and Nomination Committee monitors the management board’s adherence to the rules of procedure of the management board. The rules of procedure of the management board contain, among other things, obligations for the management board to provide certain information to the Compensation and Nomination Committee.

All current members of the supervisory board are members of the Compensation and Nomination Committee. Our supervisory board has determined that each member of the Compensation and Nomination Committee satisfies the independence requirements of the New York Stock Exchange.

Audit Committee

According to Article 10 of the rules of procedure of our supervisory board, our Audit Committee assists the supervisory board in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our financial statements, the effectiveness of the internal control system and our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of the independent auditors.

The Audit Committee’s duties and responsibilities to carry out its purposes include, among others:

•	the review of our accounting processes;

•	the review of the effectiveness of our internal systems of control, risk management and compliance;

•	the review and the handling of matters and processes related to auditor independence;

•

the commissioning of the auditors to conduct the audit, agreeing on additional services to be provided by the auditors under the auditor’s assignment, the establishment of the scope and the main review points of the auditand agreeing upon a fee with the auditors;

•	the preparation of the supervisory board’s resolution on our financial statements;
•	and

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

Furthermore, the chairman of the Audit Committee shall have special knowledge and experience in the application of accounting principles and internal control procedures and shall therefore qualify as an “audit committee financial expert” as defined under the Exchange Act.

Management Board

Overview

Under German law and the company’s articles of association, the management board must consist of one or more persons and the supervisory board determines the exact number of members of the management board. The supervisory board also appoints the chairman and the deputy chairman of the management board, if any. Currently, the management board consists of two members, with Dr. Ingo Ederer appointed as Chief Executive Officer and Rudolf Franz appointed as Chief Financial Officer and Chief Opertaing Officer.

Members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board. The management board is in general responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board has the responsibility for:

•	the preparation of our annual financial statements;

•	the making of a proposal to our shareholders’ meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the supervisory board); and

•

regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

The supervisory board appoints the members of the management board for a maximum term of five years. Reappointment or extension of the term for up to five years is permissible. The supervisory board may revoke the appointment of a management board member prior to the expiration of his or her term for good cause only, such as for gross breach of fiduciary duties or if the shareholders’ meeting passes a vote of no‑confidence with respect to such member, unless the supervisory board deems the no‑confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes with the management board, both in and out of court. The supervisory board may assign these duties to a committee of the supervisory board, except in certain cases where the approval of the entire supervisory board is required, such as the approval of the compensation of members of our management board and the reduction of the compensation of members of our management board upon a deterioration of our situation, which includes, among other things, a bankruptcy or the layoff of a significant number of employees.

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

Under the management board member service agreements and by a special resolution of the supervisory board, all members of the management board have been granted authority to represent us alone and were released from the restrictions imposed by Section 181, 2nd Case of the German Civil Code.

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

Section 3(7) of the rules of procedure of our supervisory board provides that a management board member shall not continue to serve on our management board past his or her 65th birthday.

Service Agreements

Dr. Ingo Ederer and Rudolf Franz

By resolution of its supervisory board effective as of July 1, 2016, the current members of the voxeljet AG (“voxeljet”) management board, Dr. Ingo Ederer and Rudolf Franz, were reappointed as members of the management board for a new 5 year term from July 1, 2016 until June 30, 2021. Dr. Ingo Ederer and Rudolf Franz have each accepted such new appointment.

Following the reappointment of Dr. Ingo Ederer and Rudolf Franz as members of the management board, the existing service agreements with Dr. Ingo Ederer and Rudolf Franz originally scheduled to expire in 2017 were mutually terminated and new five year service agreements were concluded with each member of the management board effective as of July 1, 2016.

The main terms of the service agreements are summarized below. The terms of the service agreements of Dr. Ingo Ederer and Rudolf Franz are identical unless explicitly stated otherwise.

Each service agreement can be terminated prior to June 30, 2021 only, (i) by the member of the management board exercising a special termination right (Sonderkündigungsrecht) in case of a change of control of voxeljet (as defined in the service agreement), if and to the extend such change of control leads to a material change of the position of the member of the management board, if (ii) the member of the management board is terminated by us for cause or if (iii) the member of the management board terminates the service agreement for cause.

If a member of the management board terminates the service agreement exercising the special termination right (Sonderkündigungsrecht) in case of a change of control, the member of the management board is entitled to a compensation payment. 50% of such compensation payment consists of the sum of the total remuneration payable to the member of the management board over the outstanding full term of the service agreement (fixed plus variable remuneration assuming the full achievement of all bonus targets) and the other 50% consists of a lump sum payment amounting to two annual fixed salaries. The compensation payment is capped at the amount of € 2.0 million.

Under German law, a contract can be terminated for cause only in exceptional circumstances (i.e., if the continuation of the contractual relationship is unacceptable for the terminating party). Termination for cause generally requires that a party repeatedly and severely breaches its contractual duties. To the extent the employment terminates during a business year, the member of the management board is entitled to a pro rata portion of the bonus that reflects the percentage of the year that the member of the management board worked for us.

Furthermore, each service agreement contains a covenant pursuant to which each member of the management board has agreed not to compete with us for a period of two years after the termination of the service agreement. Under German law, a non-compete covenant is only valid if the employee is compensated during the term of the non-compete obligation. As compensation for the non-compete covenant, each member of the management board will receive 100% of his fixed salary (but in no event less than 50% of the total compensation received in the preceding year) for the entire two year term of the non-compete covenant. If the service agreement of a member of the management board is terminated for cause, we are not obligated to pay the compensation for the non-compete covenant, so long as we provide the member of the management board with a written statement disclaiming our obligation to pay this compensation within one month after the termination.

The new service agreements provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) with a target of up to 30% of the yearly base salary, as well as a long-term performance award for a three-business-year period (long-term bonus) with a target of up to 100% of the yearly base salary. The performance targets of the annual and long-term bonuses are a mixture of certain financial and non-financial targets, such as revenue, profitability and liquidity targets as well as personal goals. In addition to the fixed and variable remuneration components, each member of the management board is entitled to additional benefits (including company car arrangements, mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses.

German Corporate Governance Code

The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on May 5, 2015 and published in the German Federal Gazette (Bundesanzeiger) on June 12, 2015. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and general shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act (Aktiengesetz) requires only that the management board and supervisory board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (so called Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. The current declaration needs to be published permanently on the company’s website. In addition, the Corporate Governance Code recommends that the old declarations remain on the website for five years.  If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non‑compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

Following our listing on the New York Stock Exchange in October 2013, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 31, 2013, we issued and published our first annual compliance declaration and on December 15, 2014 we published our second annual compliance declaration. Our third and fourth annual compliance declaration was published on December 16, 2015 and December 14, 2016, respectively. You can find our annual compliance declarations on our website at investor.voxeljet.com. This website address is included in this annual report as an inactive textual reference only.

According to their respective rules of procedure, our management board and the supervisory board are obliged to comply with the Corporate Governance Code except for such provisions which they have explicitly listed in their annual declaration and for which they have stated that they do not comply with.

In particular, we adhere to the following significant recommendations of the Corporate Governance Code: (i) the supervisory board will establish a compensation and nomination committee (Vergütungs‑und Nominierungsausschuss) as well as an audit committee (Prüfungsausschuss); (ii) the management board must keep the supervisory board closely informed, in particular with respect to measures which can fundamentally affect our financial situation; and (iii) significant management measures are subject to supervisory board approval.

However, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations, the current declaration was published on December 14, 2016.

D.          EMPLOYEES

The majority of our current employees are located in Germany, paid in euros and subject to German labor law. A few of our employees are members of a labor union; no employee is a party to a collective bargaining agreement. On June 23, 2016, our employees voted for the first workers council of voxeljet AG. According to the German Betriebsverfassungsgesetz (BetrVG), § 9, the workers’ council has 9 members. In its inaugural meeting on July 7,  2016, the workers’ council has officially started its work for the employees of the voxeljet AG. We consider our employee relations to be good and have never experienced a work stoppage.

The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,

	2016	2015	2014
Management board (Vorstand)	2	2	2
Managing director	4	2	2
Research and development	56	43	49
Systems	83	63	37
Services	47	38	35
Sales and marketing	41	31	32
Financial	49	44	43
Total	282	223	200

E.          SHARE OWNERSHIP

Supervisory Board

Supervisory board member Prof. Dr. Joachim Heinzl holds 72,145 of our ordinary shares, which represented 1.9% of our ordinary shares as of December 31, 2016. None of the other members of the supervisory board held any of our ordinary shares as of December 31, 2016.

Management Board

Our CEO and founder, Dr. Ingo Ederer, holds 578,695 of our ordinary shares, which represented 15.6% of our ordinary shares as of December 31, 2016.

Our CFO and COO, Rudolf Franz, holds 259,415 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 7.0% of our ordinary shares as of December 31, 2016.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information, as of March 1, 2017, regarding the beneficial ownership of our ordinary shares.

5% Shareholders and Members of our
Supervisory and Management Boards	Number(1)	Percent(1)
Dr. Ingo Ederer(2)	578,695	15.6%
Startkapital-Fonds Augsburg GmbH(3)	259,415	7.0%
Franz Industriebeteiligungen AG(4)	259,415	7.0%
Rudolf Franz(5)	259,415	7.0%
Prof. Dr. Joachim Heinzl	72,145	1.9%
Peter Nietzer	--	--
Dr. Stefan Söhn	--	--
All Members of our Supervisory and Management Boards as a Group (5 persons):	910,255	24.5%

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2016, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul‑Lenz Straße 1a, 86316 Friedberg, Germany.

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

(3)

Marcus Wagner is the managing director of Startkapital‑Fonds Augsburg GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Startkapital‑Fonds Augsburg GmbH is Stettenstraße 1, 86150 Augsburg, Germany. Prior to our initial public offering, Startkapital‑Fonds Augsburg GmbH was the beneficial owner of 8.8% of our outstanding ordinary shares.

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

As of December 31, 2016, there were eleven holders of record entered in our share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. Each ADS represents one‑fifth of an ordinary share. As of December 31, 2016, Citibank, N.A. held 2,256,845 ordinary shares representing 60.7% of the issued share capital held at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

None of our shareholders will have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.          RELATED PARTY TRANSACTIONS

Since January 1, 2016, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our supervisory board and management board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in “Item 6. Directors, Senior Management and Employees,” and the transactions we describe below.

Franz Industriebeteiligungen AG, Augsburg, Germany, is owned by Mrs. Bärbel Franz, Mr. Simon Franz, Mrs. Lisa Franz and Mr. Rudolf Franz who has been the Chief Financial Officer of voxeljet AG since 2013.  Franz Industriebeteiligungen AG rents office space in Augsburg, Germany to voxeljet AG. Rental expenses amounted to kEUR 2, in 2016. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amounted to kEUR 2 in 2016. Such transactions are ongoing and will continue in 2017.

Further, voxeljet acquired goods amounting to kEUR 15 in 2016 from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

Service Agreements

We have entered into service agreements with the members of our management board. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

C.          INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

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

All of our shares represented by ADSs have the same dividend rights as all of our other outstanding shares. Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders at a shareholders’ meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association,” which incorporates by reference certain sections of our registration statement on Form F‑1 (Registration No. 333‑191213) that explain in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Item 10. Additional Information—E. Taxation—German Taxation of ADSs.”

B.          SIGNIFICANT CHANGES

Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2016.

ITEM 9.  THE OFFER AND LISTING

A.          OFFER AND LISTING DETAILS

Price History

Our ADSs, each representing one‑fifth of an ordinary share, have been listed on the New York Stock Exchange since October 18, 2013. Our ADSs are listed for trading on the New York Stock Exchange under the symbol “VJET.”

The following table sets forth for the periods indicated the reported high and low sale prices of our ADSs on the New York Stock Exchange:

	High	Low
Year ended:
December 31, 2013	$ 68.37	$ 28.80
December 31, 2014	$ 47.98	$ 7.29
December 31, 2015	$ 10.40	$ 4.33
December 31, 2016	$ 6.45	$ 2.87
Quarter ended:
March 31, 2015	$ 10.40	$ 7.34
June 30, 2015	$ 9.15	$ 6.84
September 30, 2015	$ 7.50	$ 4.40
December 31, 2015	$ 6.82	$ 4.33
March 31, 2016	$ 6.10	$ 3.74
June 30, 2016	$ 6.45	$ 4.37
September 30, 2016	$ 4.96	$ 4.03
December 31, 2016	$ 4.75	$ 2.87
March 31, 2017(1)	$ 3.58	$ 2.83
Month ended:
September 2016	$ 4.81	$ 4.11
October 2016	$ 4.75	$ 4.27
November 2016	$ 4.30	$ 3.58
December 2016	$ 3.55	$ 2.87
January 2017	$ 3.58	$ 3.02
February 2017	$ 3.33	$ 2.98
March 2017(2)	$ 2.98	$ 2.83

(1)	For the period of January 1, 2016 through March 20, 2017.

(2)	For the period of March 1, 2016 through March 20, 2017.

B.          PLAN OF DISTRIBUTION

Not applicable.

C.          MARKETS

Our ADSs are listed on the New York Stock Exchange under the symbol “VJET.”

D.          SELLING SHAREHOLDER

Not applicable.

E.          DILUTION

Not applicable.

F.          EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.          SHARE CAPITAL

Not applicable.

B.          MEMORANDUM AND ARTICLES OF ASSOCIATION

See the descriptions included in our registration statement on Form F‑1 (Registration No. 333‑191213) under the headings “Description of Share Capital” and “Description of American Depositary Shares,” which are incorporated herein by reference.

Registration of the Company with Commercial Register

We are a German stock corporation (Aktiengesellschaft, or AG) that is organized under the laws of Germany. On July 11, 2013, our company was registered in the commercial register of Augsburg, Germany under the number HRB 27999.

C.          MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in “Item 4. Information on the Company—Business Overview,” “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions,” or elsewhere in this annual report.

D.          EXCHANGE CONTROLS

There are currently no legal restrictions in Germany on international capital movements and foreign‑exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea‑Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross‑border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non‑resident corporation or individual that exceeds € 12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non‑resident or corporation in excess of € 5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

E.          TAXATION

German Taxation

The following discussion describes the material German tax consequences for a holder that is a U.S. person of acquiring, owning, and disposing of the ADSs. A holder that is a U.S. person, which we refer to as a “U.S. treaty beneficiary,” is a resident of the United States for purposes of the Agreement between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008), which we refer to as the “Treaty,” who is fully eligible for benefits under the Treaty.

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

•	not also a resident of Germany for German tax purposes; and

•	not subject to the limitation on benefits (i.e., anti‑treaty shopping) article of the Treaty that applies in limited circumstances.

Special rules apply to pension funds and certain other tax‑exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

With the exception of the subsection “—General Rules for the Taxation of Shareholders Tax Resident in Germany” below, which provides an overview of dividend taxation with regards to the general principles applicable on tax residents in Germany, this discussion applies only to U.S. treaty beneficiaries that acquired ADSs in the initial offering and hold ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. treaty beneficiary that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark‑to‑market method of accounting for securities holdings, banks, thrifts, or other financial institutions, U.S. expatriates, an insurance company, a tax‑exempt organization, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the company’s voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership (or other pass‑through entity) for U.S. federal income tax purposes that holds ADSs. The U.S. federal income tax treatment of each partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding ADSs should consult their own tax advisors.

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

German Taxation of ADSs

General

As of the date hereof, no published German tax court cases exist as to the German tax treatment of ADRs or ADSs, but based on the interpretation circular regarding the taxation of ADRs issued by the German Federal Ministry of Finance (BMF‑Schreiben) (dated May 24, 2013, reference number IV C 1‑S2204/12/10003) (the “ADR Tax Circular”), for German tax purposes, although it is not free from doubt, the ADSs should represent a beneficial ownership interest in the underlying shares and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to U.S. treaty beneficiaries of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of whom the ordinary shares are stored at a domestic depository for the ADS holders), and U.S. treaty beneficiaries would be treated as holding an interest in the company’s ordinary shares for German tax purposes. However, investors should note that interpretation circulars published by the German tax administration (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German tax court would follow the ADR Tax Circular in determining the German tax treatment of ADRs or ADSs. For the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

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

In case the shares are held as private assets, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). The shareholder is taxed on its gross personal investment income, less the saver’s tax‑free allowance of € 801 for an individual or € 1,602 for a married couple filing taxes jointly. The deduction of income related expenses actually incurred is generally not possible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual’s tax bracket if this would result in a lower tax burden. In this case, the shareholder will be taxed on gross personal investment income, less the saver’s tax‑free allowance of € 801 (€ 1,602 for married couples filing jointly), without deduction of income‑related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the shareholder.

Losses resulting from the disposal of shares can only be offset by capital gains from the sale of shares. If, however, a shareholder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the shareholder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

In case the shares are held as business assets, the taxation depends on the legal form of the shareholder (i.e., whether the shareholder is a corporation, an individual or a partnership). Irrespective of the legal form of the shareholder, dividends are also in this business assets scenario subject to the aggregate withholding tax rate of 26.375%. The withholding tax (Kapitalertragsteuer) is credited against the respective shareholder’s final (corporate) income tax liability. To the extent the amount withheld exceeds the (corporate) income tax liability, the withholding tax will be refunded, provided that certain requirements are met.

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

A circular issued by the Regional Tax Office Frankfurt/Main (Verfügung der OFD), dated December 2, 2013, reference number S 2750a A‑19‑St 52, provides for further comments on the scope of application of the 10% threshold.

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

With regards to individuals holding shares as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains are principally deductible for income tax purposes.

If shares are held as business assets of a commercial permanent establishment located in Germany, dividends are fully subject to trade tax, unless the sole proprietor holds at least 15% of the company’s shares at the beginning of the tax assessment period. In this case dividends are fully tax exempt from trade tax. With regards to capital gains, only 60% of the gains are subject to trade tax. 60% of any losses from the sale of shares are tax deductible for income tax and trade tax purposes. All or part of the trade tax is generally credited as a lump sum against the income taxes of the individual.

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

The full amount of a dividend distributed by the company to a non German resident shareholder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax (Kapitalertragsteuer) at an aggregate rate of 26.375%. The basis for the withholding tax is the approval of the dividend for distribution by the company’s general shareholder meeting. The amount of the relevant taxable income is based on the gross amount in euro; any currency differences shall be irrelevant.

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

Pursuant to the Treaty, the German withholding tax generally may not exceed 15% of the gross dividends received by U.S. treaty beneficiaries. In case of any U.S. treaty beneficiary qualifying as a not tax transparent corporation and directly holding at least 10% or more of the company’s voting shares, the German withholding tax is capped at 5% of the gross dividends.  The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375%

withholding tax). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti‑avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of ADSs realized by a non German resident shareholder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and subject to German tax (beschränkte Steuerpflicht) if such holder at any time during the five years preceding the disposition, directly or indirectly, held ADSs that represent 1% or more of the company’s shares. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and size of the holding would also be taken into account.

However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as discussed above in the section “—German Taxation”). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph.

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

However, an interpretation circular issued by the German Federal Ministry of Finance (BMF‑Schreiben) (dated January 18, 2016, reference number IV C 1‑S2252/08/10004:017) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non‑resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such interpretation circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. treaty beneficiary should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty (as described in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as discussed above in Section “—German Taxation”). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate. However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti‑avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the company would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other valid reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz).

Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Küppe 1, 53225 Bonn, Germany. The form is available at the same address, on the German Federal Tax Office’s website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 2300 M Street, NW, Washington DC 20037. Generally, the refund claim becomes time‑barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. treaty beneficiary must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld, and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176‑6052. Requests for certification must include the U.S. treaty beneficiary’s name, social security number or employer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $85. An online payment option is also available at www.irs.gov. If the online payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Department of the Treasury, Internal Revenue Service, Philadelphia, PA 19255‑0625. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. treaty beneficiary, who must then submit the certification with the claim for refund of withholding tax.

Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren) a disbursing agent that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the U.S. treaty beneficiaries for whom it holds the company’s ADSs in custody. However the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under the Treaty.

Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

German Inheritance and Gift Tax (Erbschaft‑und Schenkungsteuer)

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

(a)

the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or

(b)

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

Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der

Nachlass‑, Erbschaft‑ und Schenkungsteuern in der Fassung vom 21. Dezember 2000), hereinafter referred to as the “United States‑Germany Inheritance and Gifts Tax Treaty,” a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States, within the meaning of the United States‑Germany Inheritance and Gift Tax Treaty, and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed.

Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir’s, transferee’s or other beneficiary’s residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent’s or donor’s residence (but not with reference to the decedent’s or donor’s citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, U.S. state‑level estate or gift taxes are also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

United States Taxation of ADSs and Ordinary Shares

The following discussion describes the material U.S. federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of the ADSs and ordinary shares by a U.S. holder (as defined below) as in effect on the date of this annual report. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only U.S. federal income tax considerations of U.S. holders that will hold ADSs or ordinary shares as capital assets. It does not provide a complete analysis of all potential tax considerations. In particular, this summary does not address all of the tax considerations applicable to a particular holder of the ADSs or ordinary shares in light of the holder’s circumstances (for example, financial institutions; insurance companies; dealers or traders in securities; currencies or notional principal contracts; persons that will hold ADSs or ordinary shares as part of a hedging or conversion transaction or as a position in a straddle or other integrated transactions for U.S. federal income tax purposes; persons that have a functional currency other than the U.S. dollar; persons that own (or are deemed to own) 10% or more (by voting power) of our share capital; regulated investment companies, real estate investment trusts; tax‑exempt entities; persons who hold ADSs or ordinary shares through partnerships or other pass‑through entities; tax‑deferred or other retirement accounts; certain former citizens or residents of the United States; or persons deemed to sell ADSs or ordinary shares under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws on U.S. holders or the effects of any applicable foreign, state or local laws.

For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S.

Treasury Regulations to be treated as a U.S. person. A “non‑U.S. holder” is a beneficial owner of the ADSs or ordinary shares, other than a partnership or entity treaty as a partnership, that is not a U.S. holder.

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

Each prospective holder of ADSs should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of the company’s ADSs in light of their particular circumstances. U.S. holders should also review the discussion under “German Taxation of ADSs” for the German tax consequences to a U.S holder of the ownership of the ADSs.

General

In general, and taking into account the earlier assumptions, a U.S. holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to U.S. federal income tax.

Distributions

Under the United States federal income tax laws, and subject to the discussion below under “Additional United States Federal Income Tax Consequences – PFIC Rules,” the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent the amount of such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non‑taxable return of capital to the extent of such U.S. holder’s adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. If you are a non‑corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income) provided that you hold our ADSs or ordinary shares for more than 60 days during the 121‑day period beginning 60 days before the ex‑dividend date and meet other holding period requirements. If we are a passive foreign investment company (as discussed below under “—Additional United States Federal Income Tax Consequences—PFIC Rules”), distributions paid by us with respect ADSs or ordinary shares will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs will not be eligible for the dividends‑received deduction generally available to corporate U.S. holders. The gross amount of any dividend paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. holder, in the case of ordinary shares, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

For foreign tax credit purposes, our dividend distributions will generally constitute income from soureces outside the United States and be “passive” income for purposes of computing the foreign tax credit allowable to the U.S.

holder. The amount of the qualified dividend income, if any, paid to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. Prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

U.S. Taxation of Sale or Other Disposition

Subject to the discussion below under “—Additional United States Federal Income Tax Consequences—PFIC Rules,” a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. holder’s tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non‑corporate U.S. holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

A U.S. holder that receives foreign currency on the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the foreign currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the foreign currency on the settlement date) provided that the ADSs or ordinary shares, as the case may be, are treated as being “traded on an established securities market.” If a U.S. holder receives foreign currency upon a sale or exchange of ADSs or ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion.

Redemption

A redemption of ADSs or the ordinary shares underlying such ADSs by us will be treated as a sale of the redeemed ADSs or ordinary shares by the U.S. holder or as a distribution to the U.S. holder (which is taxable as described above under “—Distributions”).

Additional United States Federal Income Tax Consequences

PFIC Rules.  Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of a passive foreign investment company, or PFIC. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income (the “income test”) or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of income and assets will be affected by whether, how, and how quickly, we spend any cash we currently hold.

Passive income for purposes of the income test generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

We believe that we were not a PFIC for our taxable year ending December 31, 2016. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2016 or for future taxable years.

If we were to be treated as a PFIC, the U.S. federal income tax consequences to a U.S. holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. holder who makes a QEF election will be taxed currently on such U.S. holder’s pro rata share of our annual ordinary income and capital gains (each separately stated). We do not intend to furnish holders with the information necessary to make a QEF Election. A US holder that makes a Mark-to-Market Election would include as ordinary income the excess of the fair market value of such US holder’s ADSs at year-end over such US holder’s basis in those ADSs.  In addition, any gain recognized upon a sale of ADSs would be taxed as ordinary income in the year of sale.

A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election  (a Non-Electing US Holder) would be subject to special adverse tax rules with respect to (i) “excess distributions” received on our ADSs or ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A Non-Electing U.S. Holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for our ADSs or ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.

With certain exceptions, a Non-Electing U.S. Holder’s ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. holder’s holding period in for its ordinary shares or ADSs, even if we are not currently a PFIC.

Dividends that a U.S. holder receives from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

If we are were to be treated as a PFIC, owners of our ADSs (including, potentially, indirect owners) would be required to file an information report with respect to such interest on their tax returns, subject to certain exceptions. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs.

Medicare Tax.  Certain U.S. holders who are individuals, estates and trusts will be required to pay an additional 3.8% tax on some or all of their “net investment income,” which generally includes its dividend income and net gains from the disposition of our ADSs or ordinary shares. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

Information with Respect to Foreign Financial Assets.  Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets on their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non‑U.S. persons, (ii) financial instruments and contracts held for investment that have non‑U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs and ordinary shares.

Backup Withholding and Information Reporting.  Backup withholding and information reporting requirements will generally apply to certain payments to U.S. holders of dividends on ADSs or ordinary shares. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. holder (1) is an exempt payee, or (2) provides the U.S. holder’s correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. holders by a broker upon a sale of our ADSs or ordinary shares will generally be subject to backup withholding and information reporting. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder of ADSs or ordinary shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder, provided the required information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceeds the U.S. holder’s income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership or disposition of the ADSs or ordinary shares. Investors deciding on whether or not to invest in ADSs or ordinary shares should consult their own tax advisors concerning the tax consequences of their particular situations.

F.          DIVIDENDS AND PAYING AGENTS

Not applicable.

G.          STATEMENT BY EXPERTS

Not applicable.

H.          DOCUMENTS ON DISPLAY

We previously filed with the SEC our registration statements on Form F‑1 (Registration No. 333‑191213 and 333‑194843), as amended, including the prospectuses contained therein, to register our ordinary shares. We have also filed with the SEC a related registration statement on F‑6 (Registration No. 333‑191526) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20‑F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1‑800‑SEC‑0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Rates

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the eurozone to which we sell are generally not considered to be highly inflationary. Approximately 47.0% and 55.1% of our revenues were derived from sales outside of the eurozone region in 2016 and 2015, respectively. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in euro based on period‑end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Fees and Expenses

Citibank, N.A. serves as the depositary for our ADSs. Holders of our ADSs are required to pay the following fees to the depositary under the terms of our deposit agreement:

Service	Fees
(1) Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares described in (4) below)	Up to U.S. 5¢ per ADS issued
(2) Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights or other entitlements)	Up to U.S. 5¢ per ADS held
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. 5¢ per ADS held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin‑off shares)	Up to U.S. 5¢ per ADS held
(6) ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

Holders of our ADSs are responsible for paying certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended on December 31, 2016.

ITEM 15  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2016, the Company, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a 15(e) under the Exchange Act).

Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting, which is described below.

Management’s Annual Report on Internal Control Over Financial Reporting

The management board and management of the Company are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections or any evaluation or effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (2013 Framework). Based on that assessment, management identified a material weakness in our internal control over financial reporting as of December 31, 2016.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness identified resulted from the lack of controls over the valuation of work-in-process inventories. Specifically, we did not appropriately account for the effect of sales volume changes and market demand on the estimation of excess and obsolete reserves of our work-in-progress inventories. As a result, the Company recorded an addition of € 1.0 million on inventory reserves as of December 31, 2016.

In addition, notwithstanding the identified material weaknesses, management believes that the financial statements and related notes thereto included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS.

Remediation Plans

With the oversight of the management board and management of the Company, we have implemented and will continue to implement measures to remediate the material weakness and to improve our internal controls over financial reporting.  In particular, we intend to continue hiring additional finance and accounting personnel with appropriate training, building our financial management and reporting infrastructure, and further developing and documenting our accounting policies and financial reporting procedures.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of the Company’s independent registered public accounting firm due to the Company’s status as an emerging growth company.

Changes in Internal Control over Financial Reporting

In addition to the material weakness and remediation activities described above, during fiscal 2016, the Company implemented changes in our internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As disclosed in Item 15. “Controls and Procedures” of our Annual Report on Form 20-F for the year ended December 31, 2015, management previously identified and disclosed a material weakness in our internal control over financial reporting in the design and operations of controls over non-standard transactions including significant unusual transactions which are not reviewed in sufficient detail by personnel with appropriate technical expertise to ensure that the accounting treatment in accordance with IFRS is appropriate. With the oversight of management and our audit committee, we have implemented the following remediation actions designed to improve our internal control over financial reporting and to help address our prior material weakness:

•

Implemented additional SAP accounting modules to manage the procurement activity and support all aspects of material management from planning to supplier selection, ordering and warehousing to inventory management.

•

Hired additional qualified accounting and finance staff, who have good knowledge of IFRS accounting to provide more resources to support, design and implement effective internal controls over financial reporting.

•	Implemented a Matrix Organization which improved the information exchange between different departments and locations significantly.
•

Increased internal communications including holding monthly and quarterly management meetings where the management board as well as Managing Directors/Directors and Managers discuss budget targets and deviations. In addition to management meetings there are meetings regarding inventory, liquidity, sales and the production plan.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that the chairman of our Audit Committee, Peter Nietzer, qualifies as an “audit committee financial expert” within the meaning of this Item 16A. Our supervisory board has determined that Peter Nietzer and each of the other members of the Audit Committee is independent under the requirements of the New York Stock Exchange and Rule 10A‑3 of the Exchange Act.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2014,  2015, and 2016:

	December 31,
	2016	2015	2014
	(€ in thousands)
Audit fees	€ 542	€ 490	€ 308
Audit-related fees	--	--	125
Tax fees	14	68	34
All other fees	--	--	--
Total	€ 556	€ 558	€ 467

Audit services include the audit of our financial statements, the review of interim financial information and SEC registration statements, and statutory audits. Audit‑related services include accounting and reporting consultations. Tax fees are related to advice regarding the set up of a procedure regarding transactions between us and our subsidiaries.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All services provided by the principal auditing firm in 2016 detailed in the table above were approved by the Audit Committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 18.  FINANCIAL STATEMENTS

See the following items starting at page F‑1:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Statements of Financial Position as of December 31, 2016 and 2015

(c)	Consolidated Statements of Comprehensive Loss for the years 2016, 2015, and 2014

(d)	Consolidated Statements of Changes in Equity for the years 2016, 2015, and 2014

(e)	Consolidated Statements of Cash Flows for the years 2016, 2015, and 2014

(f)	Notes to the Consolidated Financial Statements.

ITEM 19.  EXHIBITS

Exhibit Number	Description of Exhibit
1.1

Articles of Association of voxeljet AG, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Form 6‑K, filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2014).

1.2

Rules of Procedure of the Supervisory Board of voxeljet AG (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F‑1 (No. 333‑191213), filed with the Commission on October 7, 2013).

1.3

Rules of Procedure of the Management Board of voxeljet AG (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F‑1 (No. 333‑191213), filed with the Commission on October 7, 2013).

2.1

Form of specimen of ordinary registered share certificate and English translation (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F‑1 (No. 333‑191213), filed with the Commission on October 11, 2013).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 99‑a to the Company’s Registration Statement on Form F‑6 (No. 333‑191526), filed with the Commission on October 15, 2013).
2.3	Form of American Depositary Receipt (included in Exhibit 2.2).
4.1†

Cross License Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and BEGO Medical GmbH, dated August 21, 2012 (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F‑1 (No. 333‑191213), filed with the Commission on October 7, 2013).

4.2†

Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated August 16, 2004 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F‑1 (No. 333‑191213), filed with the Commission on October 7, 2013).

4.3

First Amendment to the Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated March 31, 2011 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F‑1 (No. 333‑191213), filed with the Commission on October 7, 2013).

4.4†

Patent and Know‑How Transfer Agreement between voxeljet AG (formerly known as Generis GmbH) and The ExOne Company (formerly known as Extrude Hone GmbH) , dated June 27, 2003 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F‑1 (No. 333‑191213), filed with the Commission on October 7, 2013).

4.5†

Amendment to Patent and Know‑How Transfer Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and Prometal RCT GmbH, dated July 14, 2009 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F‑1 (No. 333‑191213), filed with the Commission on October 7, 2013).

8.1*	Subsidiaries of voxeljet AG.
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.

*Filed herewith.

†Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOXELJET AG

/s/ Rudolf Franz
Name: Rudolf Franz
Title: Chief Financial Officer

Date: March 30, 2017

voxeljet AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

voxeljet AG:

We have audited the accompanying consolidated statements of financial position of voxeljet AG and subsidiaries (the “Company”) as of 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of voxeljet AG and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Munich, Germany

March 30, 2017

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2016	2015
	Notes	(€ in thousands)
Current assets		37,506	46,550
Cash and cash equivalents		7,849	2,086
Financial assets	12	12,579	31,746
Trade receivables	6	4,133	3,348
Inventories	7	11,213	7,841
Income tax receivables		8	54
Other assets		1,724	1,475

Non-current assets		24,633	23,570
Financial assets	12	211	206
Intangible assets	9	842	627
Goodwill	9	--	1,273
Property, plant and equipment	10	23,521	21,383
Other assets		59	81

Total assets		62,139	70,120

		December 31,
		2016	2015
	Notes	(€ in thousands)
Current liabilities		5,517	6,402
Deferred income		332	472
Trade payables		1,765	1,759
Financial liabilities	12	1,297	1,150
Other liabilities and provisions	11	2,123	3,021

Non-current liabilities		5,086	2,249
Deferred income		177	397
Deferred tax liabilities		1	1
Financial liabilities	12	4,817	1,291
Other liabilities and provisions	11	91	560

Equity		51,536	61,469
Subscribed capital	24	3,720	3,720
Capital reserves	24	75,827	75,671
Accumulated deficit		(28,971)	(17,684)
Accumulated other comprehensive income (loss)		873	(238)
Equity attributable to the owners of the company		51,449	61,469
Non-controlling interests		87	---

Total equity and liabilities		62,139	70,120

voxeljet AG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
		2016	2015	2014
	Notes	(€ in thousands, except share and share data)
Revenues	18	22,338	24,064	16,163
Cost of sales	13	(15,435)	(17,147)	(9,838)
Gross profit		6,903	6,917	6,325
Selling expenses		(5,312)	(6,922)	(3,746)
Administrative expenses		(4,563)	(5,178)	(4,026)
Research and development expenses		(5,683)	(5,470)	(4,027)
Other operating expenses	14	(3,881)	(888)	(101)
Other operating income	14	1,417	2,130	1,384
Operating loss		(11,119)	(9,411)	(4,191)
Finance expense	15	(230)	(277)	(472)
Finance income	15	38	158	299
Financial result	15	(192)	(119)	(173)
Loss before income taxes		(11,311)	(9,530)	(4,364)
Income tax (expense) benefit	16	(2)	(64)	32
Net loss		(11,313)	(9,594)	(4,332)
Other comprehensive income (loss)		1,111	(237)	(1)
Total comprehensive loss		(10,202)	(9,831)	(4,333)

Loss attributable to:
Owner of the Company		(11,287)	(9,594)	(4,332)
Non-controlling interests		(26)	--	--
		(11,313)	(9,594)	(4,332)

Total comprehensive loss attributable to:
Owner of the Company		(10,176)	(9,831)	(4,333)
Non-controlling interests		(26)	--	--
		(10,202)	(9,831)	(4,333)

Weighted average number of ordinary shares outstanding		3,720,000	3,720,000	3,555,616
Loss per share - basic/ diluted (EUR)		(3.04)	(2.58)	(1.22)

voxeljet AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(€ in thousands)
	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain (loss)	Total	Non-controlling interests	Total equity
Balance at January 1, 2014	3,120	46,038	(3,758)	--	45,400	--	45,400
Loss for the period	--	--	(4,332)	--	(4,332)	--	(4,332)
Follow-on public offering	600	29,633	--	--	30,233	--	30,233
Net changes in fair value of available for sale financial assets	--	--	--	(47)	(47)	--	(47)
Foreign currency translation	--	--	--	46	46	--	46
Balance at December 31, 2014	3,720	75,671	(8,090)	(1)	71,300	--	71,300
Balance at January 1, 2015	3,720	75,671	(8,090)	(1)	71,300	--	71,300
Loss for the period	--	--	(9,594)	--	(9,594)	--	(9,594)
Net changes in fair value of available for sale financial assets	--	--	--	(213)	(213)	--	(213)
Foreign currency translation	--	--	--	(24)	(24)	--	(24)
Balance at December 31, 2015	3,720	75,671	(17,684)	(238)	61,469	--	61,469
Balance at January 1, 2016	3,720	75,671	(17,684)	(238)	61,469	--	61,469
Establishment of subsidiary with non-controlling interests	--	--	--	--	--	113	113
Loss for the period	--	--	(11,287)	--	(11,287)	(26)	(11,313)
Net changes in fair value of available for sale financial assets	--	--	--	50	50	--	50
Foreign currency translations	--	--	--	1,061	1,061	--	1,061
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	--	156	--	--	156	--	156
Balance at December 31, 2016	3,720	75,827	(28,971)	873	51,449	87	51,536

voxeljet AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(11,313)	(9,594)	(4,332)
Depreciation and amortization	2,542	2,982	2,143
Foreign currency exchange differences on loans to subsidiaries	1,092	(24)	--
Impairment losses on goodwill and intangible assets	1,130	818	--
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	256	--	--
Impairment losses on trade receivables	367	--	--
Impairment losses on inventories	954	1,118	--
Non-cash sale to customer in exchange for customer loans	--	--	(931)
Proceeds from customer loans	10	1,091	191
Changes in deferred income taxes	--	(67)	--
Loss on disposal of assets	46	71	183

Change in working capital	(8,422)	(8,369)	(2,274)
Trade and other receivables, inventories and current assets	(6,784)	(8,494)	(3,050)
Trade payables	(27)	(584)	823
Other liabilities and provisions and deferred income	(1,657)	698	(33)
Income tax payable/receivables	46	11	(14)
Total	(13,338)	(11,974)	(5,020)

Cash Flow from investing activities

Proceeds from disposal of property, plant and equipment and intangible assets	14	427	--
Payments to acquire property, plant and equipment and intangible assets	(3,700)	(1,402)	(2,684)
Net proceeds from disposal of (payments to acquire) financial assets	19,152	8,156	(43,395)
Business combination, net of cash and cash equivalents acquired	--	--	(965)
Total	15,466	7,181	(47,044)

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(159)	(64)	(308)
Repayment of sale and leaseback obligation	(535)	(816)	--
Repayment of finance lease obligation	(36)	(16)	(1,419)
Proceeds (repayment) of long-term debt	4,346	(203)	(2,725)
Proceeds from borrowings	--	--	800
Proceeds from issuance of shares	--	--	30,233
Total	3,616	(1,099)	26,581

Net increase (decrease) in cash and cash equivalents	5,744	(5,892)	(25,483)

Cash and cash equivalents at beginning of period	2,086	8,031	33,459
Changes to cash due to consolidation items	--	--	2
Changes to cash and equivalents due to foreign exchanges rates	19	(53)	53
Cash and cash equivalents at end of period	7,849	2,086	8,029

Supplemental Cash Flow Information
Interest paid	201	250	227
Interest received	39	123	270
Income taxes paid	2	--	--

Property, plant and equipment and intangible assets added under finance lease	57	43	--

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

voxeljet AG (in the following referred to as ‘voxeljet’, ‘Group’, or the ‘Company’) is a high‑tech company headquartered in Friedberg, Germany. The Company consists of voxeljet AG (formerly Voxeljet Technology GmbH), voxeljet America Inc. (voxeljet America), voxeljet UK Ltd. (voxeljet UK), voxeljet India Pvt. Ltd (voxeljet India) and voxeljet China Co., Ltd. (established in April 2016). voxeljet AG owns 100% of the issued and outstanding shares of voxeljet America , voxeljet UK,  voxeljet India and 95.83% of voxeljet China. As a manufacturer of three‑dimensional (“3D”) printing systems, voxeljet specializes in the development, production and distribution of industrial printing machines and the sale of customized printed products to industrial customers. The Company operates in two business divisions: Systems and Services. The voxeljet Systems business division develops, manufactures and sells innovative 3D printers. Today, voxeljet has a product range that reaches from smaller entry models to large‑format machines, and therefore offers 3D printer systems for a wide range of application areas.

Through its Services business division, the Company also offers customized printed products such as sand molds and plastic models based on CAD data through its ‘on‑demand production’ service centers. In addition, the Company offers casting services to its customers. In those cases, the casting process is performed by external suppliers supported by voxeljet’s molds and models. Small‑batch and prototype manufacturers utilize the Company’s machines for the automatic, patternless manufacture of their casting molds and 3D models. The Company’s customer base includes automotive manufacturers, foundries and suppliers as well as companies from the arts and design industries.

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

The consolidated financial statements were authorized for issue by the Management Board on March 30, 2017.

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

3. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented.

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

Recognition of income and expenses

Revenues

Revenue from the sale of new or refurbished 3D printers is recognized upon the transfer of risks and rewards of ownership to the buyer, which is upon completion of the installation of the 3D printers at the customer site and evidenced through final acceptance by the customer. The Company also recognizes revenue from printers, which are provided to customers under operating leases. Deferred revenue from those transactions is recognized monthly on a straight‑line basis. Revenue from the sale of custom‑ordered printed products, consumables, or spare parts and other machine parts is recognized upon transfer of title, generally upon shipment. Revenue for all deliverables in sales arrangements is recognized to the extent that it is probable that the economic benefit arising from the ordinary activities of the business will flow to the Company and provided that the amount of revenue and the costs incurred or to be incurred in respect of the sale can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, which is fixed at the time of recognition of revenue. In instances where revenue recognition criteria are not met, amounts are recorded as deferred income in the accompanying statements of financial position.

The Group provides customers with a standard warranty agreement on all machines for up to one year. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the machine.

After the initial one year warranty period, the Group offers its customers optional maintenance contracts. Maintenance contracts are provided for a period of twelve months and automatically extended for another twelve months if not cancelled on a timely basis. Maintenance service revenue is recognized on a straight‑line basis under the contractual term.

Shipping, packaging and handling costs billed to customers for machine sales and sales of printed products and consumables are included in revenue in the consolidated statements of comprehensive loss. Costs incurred by the Company associated with shipping, packaging and handling are included in selling expenses in the consolidated statements of comprehensive loss.

The Company’s terms of sale generally require payment within 30 to 60 days after shipment of a product, although the Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with machine sales, the Company may, depending upon the circumstances, require deposits prior to shipment. In some circumstances, the Company may require payment in full for its products prior to shipment and may require international customers to furnish letters of credit. These deposits are reported as customer deposits included in other liabilities and provisions in the accompanying statements of financial position. Services under maintenance contracts are billed to customers in advance on a monthly, quarterly, or annual basis, depending on the contract and are included in deferred income in the statements of financial position.

In the course of the Company’s ordinary business activities refurbished 3D printers, which were operating in the Services segment on average for 1.5 to 2.5 years, are routinely sold to customers. These 3D printers were operated in the production of manufacturing products ordered by customers. Prior to their sale, these 3D printers are generally fully refurbished, which includes setting up a new printhead. Proceeds from the sale of such refurbished 3D printers are recognized as revenue. The incurred costs and revenues are reported within the Systems segment.

Sales agents are used in connection with the sale of 3D printers. These sales agents receive a sales commission which are included in the selling expenses in the consolidated statements of comprehensive loss based on a percentage of the sale price for each sale initiated by them. Generally, the commission is paid only after the customer has paid the final invoice.

Research and development expenses

The Company is continuously involved in the research and development of new methods and technologies relating to its products. All research and development costs are charged to expense as incurred.

Government grants

Government grants awarded for project funding are recorded within other operating income in the consolidated statement of comprehensive loss if the related research and development costs have been incurred and provided that the conditions for the funding have been met. Until then, amounts received under government grants are recorded as deferred income in the statements of financial position.

Leases

Finance leases consist primarily of borrowings associated with sale and leaseback transactions involving 3D printers that were manufactured and used within the Services segment. Additionally, the Company has entered into finance lease agreements for 3D printers manufactured by others. Maturities of the finance leases extend to 2020. Leased assets are recognized at the lower of fair value or the present value of minimum lease payments and depreciated over the asset’s estimated useful life. Assets under finance leases are included in “Property, plant and equipment” in the statement of financial position. Gains on sale and leaseback transactions are recorded as deferred income in the statement of financial position and recognized as “Other operating income” over the respective lease term.

Operating leases consist of various lease agreements for the rental of manufacturing facilities, office and warehouse space, vehicles, and office and IT equipment, expiring in various years through 2020. Rent expense under operating leases is charged to profit or loss on a straight‑line basis over the term of the lease. voxeljet also rents one of its 3D printers to a  customer under operating leases.

In 2016,  voxeljet leased one 3D printer (2015: five 3D printers and 2014: three 3D printers) to a  customer under operating leases. Rental income is recognized on a straight‑line basis over the term of the lease as revenue and is reported within the Systems segment.

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

The loans provided to voxeljet AG’s subsidiaries voxeljet UK and voxeljet America are not considered as net investments in foreign operations. Consequently, gains or losses from foreign exchange differences thereon are recognized in other operating income or expenses.

The exchange rates that are most relevant for voxeljet’s consolidated financial statements are as follows:

Average exchange rates to Euro

December 31,	Average Rate
	USD	GBP	INR	CNY
2016	1.1069	0.8195	74.3717	7.3522
2015	1.1096	0.7258	71.1956	6.9733
2014	1.2329	0.8064	81.0406	8.1857

Year end exchange rates to Euro

December 31,	Year End Rate
	USD	GBP	INR	CNY
2016	1.0541	0.8562	71.5935	7.3202
2015	1.0859	0.7340	72.0215	7.0608

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

Intangible Assets

Intangible assets, including software, licenses and customer relationships, that are acquired by the Company and have a finite useful life are measured at cost less accumulated amortization and any impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight‑line basis over their useful lives. The amortization for the customer list and digital library arising from the purchase price allocation related to the acquisition of our subsidiary voxeljet UK, was presented within selling expenses and cost of sales, respectively. Goodwill arising from the acquisition of subsidiaries is not amortized and is measured at cost less accumulated impairment losses. Goodwill is tested annually for impairment.

The estimated useful economic lives of acquired intangible assets are presented in the following table:

USEFUL LIFE OF INTANGIBLE ASSETS

Software	3-5 years
Licenses	6-8 years
Customer list	3 years
Digital library	3 years

An intangible asset is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is derecognized.

Property, Plant and Equipment

Property, plant and equipment is carried at acquisition or manufacturing cost (for internally manufactured printers used in the Services segment) and depreciated on a straight‑line basis over the estimated useful lives of the related assets, taking into account estimated residual values. Realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected within other operating income or other operating expenses in the consolidated statement of comprehensive loss. Subsequent expenditures are capitalized only if it is probable that voxeljet will receive additional economic benefits from the particular asset associated with these expenditures, and the costs can be determined reliably. Repair and maintenance expenditures are expensed as incurred. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated. Additions to property, plant and equipment relating to self‑constructed 3D printers are considered non‑cash transactions.

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

Inventories

Raw materials

Raw materials are measured at the lower of acquisition cost, as determined on the weighted average costs method, and net realizable value. Obsolete inventories are written off directly into cost of sales.

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

We also use our own printers in our service centers. Unfinished printers are generally available to be sold if a customer requests a product which specification could still be met by one of the products in progress. Accordingly, we classify printers as inventory until we remove a finished printer from our manufacturing warehouse to use it in a service center. The reclassification as property, plant and equipment, as a non-cash transaction, occurs at cost and depreciation starts at inception of service.

Impairment of non‑financial assets

The Company assesses at the end of each reporting period whether there is an indication that a non‑financial asset may be impaired. The asset is tested for impairment if there are indicators that the carrying amounts may not be recoverable. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As the individual assets do not generate largely independent cash flows, the impairment test was performed at cash generating unit level.

If the fair value less cost to sell cannot be determined, or if it is lower than the carrying amount, the value in use is calculated. The value in use is calculated by discounting the future expected cash flows at a risk‑adequate pre‑tax interest rate, current and expected future cash flows are taken into account, together with technological, economic and general development trends, on the basis of approved and adjusted financial plans.

Financial instruments

Non‑derivative financial assets and liabilities

The Company classifies non‑derivative financial assets into the following categories: financial assets at fair value through profit or loss, held‑to‑maturity financial assets, loans and receivables and available‑for‑sale financial assets.

Available‑for‑sale financial assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in other comprehensive income and accumulated in the fair value reserve. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss in other operating income or expense.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Non‑derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method. The Company does not elect to measure financial liabilities at fair value through profit or loss.

Impairment

Financial assets not classified as at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

For financial assets measured at amortized cost, an impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Impairment losses on available‑for‑sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents are short‑term bank deposits and are not subject to a significant risk of change in value.

Deferred income

Deferred income from sale and leaseback

Gains resulting from deferred income from 3D printers sold and leased back under finance leases are recognized within other operating income in the consolidated statement of comprehensive loss over the respective lease term.

Deferred income from extended warranty and maintenance contracts

Extended warranty contract and maintenance contract revenues are recognized on a straight‑line basis per month as the costs of providing services incurred under the contracts generally do not vary significantly over the contract term.

Earnings (loss) per share

Basic earnings per share amounts are calculated by dividing profit (loss) by the weighted average number of ordinary shares outstanding. There are no dilutive instruments issued and outstanding.

4. New standards and interpretations not yet adopted

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2016.

Standard	Effective date	Descriptions
IAS 12	01/2017	Amendments Recognition of Deferred Tax Assets for Unrealised Losses
IAS 7	01/2017	Amendments Disclosure Initiative
Improvements to IFRS (2014 - 2016)	01/2017	IFRS 12
IFRS 15	01/2018	Revenue from Contracts with Customers
IFRS 9	01/2018	Financial Instruments
IFRS 2	01/2018	Amendments Classification and Measurement of Share-based Payment Transactions
IFRS 4	01/2018	Amendments Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IAS 40	01/2018	Amendment Transfers of Investment Property
IFRIC 22	01/2018	Foreign Currency Transactions and Advance Consideration
Improvements to IFRS (2014 - 2016)	01/2018	IFRS 1, IAS 28
IFRS 16	01/2019	Leases
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has developed a project plan to analyze the potential impact IFRS 15 will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the new guidance. Based on the analysis conducted to date, the Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and the method of adoption.

Regarding further new standards, amendments or interpretations the Company has not yet determined what impact the new standards, will have on the financial statements.

5. Critical accounting judgment and key sources of estimation and uncertainty

In the process of applying the Company’s accounting policies, Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. These estimates and associated assumptions are based on the knowledge available as of the preparation date of the financial statements and historical experiences as well as other factors that are considered to be relevant. The estimates and underlying assumptions are reviewed on an ongoing basis.

Developments outside Management’s control may cause actual amounts to differ from the original estimates. In that case, the underlying assumptions and, if necessary, the carrying amounts of the pertinent assets and liabilities are adjusted accordingly. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The assumptions and estimates refer primarily to the recognition of revenue, the determination of useful lives of property, plant and equipment, the application of the criteria for recognizing finance leases, the realization of receivables, and measurement and recoverability of inventory.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue recognition

Revenue on sales of machines is recognized when the significant risks and rewards of ownership are transferred to the customer, the amount of revenue and cost incurred or to be incurred can be measured reliably and it is probable that the economic benefits associated with the sale will flow to the Company. Generally this is the case, when the machine is installed and finally accepted by the customer. On occasion, we grant a loan for a portion or all of the purchase price of a machine to a customer. We recognize revenue on such sales when it is probable that we will obtain the economic benefits from the transaction. In these situations, we analyze the credit risk associated with the customer based on all available information and the outstanding balance to determine the risk. The amount of revenue comprises the fair value of the consideration received, including future payments under the loan agreement. We typically retain legal title to our machines until receipt of all consideration to protect the collectability of any outstanding balances due, which does not preclude a conclusion that the significant risks and rewards of ownership have transferred.

Useful lives of property, plant and equipment

The estimated useful lives and amortization or depreciation methods for property, plant and equipment are based on the experience of the Company with similar assets that are used in a similar way. Additional amortization or depreciation, as applicable, is recorded if the estimated useful lives and/or the residual values are different from the previous estimation.

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

Trade receivables

The Company evaluates customer accounts with past‑due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon a review of these accounts and Management’s analysis and judgment, the Company estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer’s receivable balance so as to equal the amount expected to be recovered. The allowance is re‑evaluated and adjusted periodically as additional information is received.

Inventories

We evaluate the adequacy of our inventory reserves on a periodic basis. Our determination of our inventory reserve is subject to change because it is based on management’s current estimates. In determining the need for an inventory reserve on our printers in progress or finished stage, we consider the inventory at hand per product and expected sales. In that context, we consider order backlog on hand, budgeted sales and market opportunities by product type. We lowered our revenue guidance in 2016 and have recorded inventory reserves within cost of sales to respond to the more extended reach of certain items in inventory.

6. Trade receivables

Credit terms provided to customers are determined individually and are dependent on already existing customer relationships and the customer’s payment history. The aging of trade receivables was as follows at each reporting date:

AGING STRUCTURE OF TRADE RECEIVABLES

	December 31,
	2016	2015
	(€ in thousands)
Not due at the end of the reporting period	2,812	2,108
Amount past due for the following time ranges
Less than 3 months	946	1,191
Between 3 and 6 months	180	44
Between 6 and 9 months	151	1
Between 9 and 12 months	12	4
More than 12 months	32	--
Total	4,133	3,348

The change in the allowance for doubtful accounts was as follows:

Change in the allowance for doubtful accounts

	Year Ended December 31,
	2016	2015
	(€ in thousands)
Balance at beginning of period	57	94
Charges	367	52
Release to income	(88)	(89)
Balance at end of period	336	57

7. Inventories

Inventories consisted of the following for the years reported:

INVENTORIES BY CATEGORY

	December 31,
	2016	2015
	(€ in thousands)
Raw materials and merchandise	1,850	621
Work in progress	9,363	6,095
Finished goods	--	1,125
Total	11,213	7,841

In 2016 a reserve for slow-moving inventory regarding work in progress amounting to € 1.0 million was established. The reserve is reported in cost of sales. As a result of the restructuring of the voxeljet UK business, an impairment of raw materials and work in progress in the amount of € 1.1 million was recognized in 2015.

8. voxeljet UK

Restructuring of voxeljet UK

Following a review of the financial performance of voxeljet UK and its current market environment, Management decided in October 2015 to focus voxeljet UK’s activities in the future solely on selling high‑speed, large‑format 3D printers and on‑demand parts services to industrial and commercial customers.

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

The charges from the restructuring of voxeljet UK amounted to € 2.7 million and include a loss from the sale of fixed assets, the impairments of certain intangible assets separately identified in the business acquisition and inventories as well as payments for early termination of contracts and the transfer of employees. The following table summarizes the amounts relating to the restructuring charges.

		Year Ended December 31,
		2015
Components of restructuring charges	Line items in statement of comprehensive loss	(€ in thousands)
Write-off digital library	Cost of sales	309
Impairment of inventories	Cost of sales	1,068
Write‑off customer list	Selling expense	380
Separation and breach of contract	Administrative expenses	260
Legal consulting	Administrative expenses	79
Settlement of rent agreements	Research and development expenses	67
Loss on disposal of fixed assets	Other operating expense	67
Transfer of employees	Other operating expense	275
Derecognition of goodwill due to disposed business	Other operating expense	129
Settlement of loan agreements	Finance expense	29

With respect to the remaining goodwill arising from the acquisition of voxeljet UK of kEUR 1,273, an impairment test was triggered by the sale of the DPM business. voxeljet UK is considered as one cash‑generating unit (CGU), which forms part of the Services segment.

The recoverable amount of this CGU was based on its value in use, determined by discounting the future expected cash flows to be generated from the continuing use of the CGU. The recoverable amount of the CGU of kGBP 2,975 was higher than its carrying amount of kGBP 2,263.

The key assumptions used in the estimation of the recoverable amount are set out below. The key assumptions represent Management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources. Further, the recoverable amount is particularly sensitive to the achievement of the forecasted revenue.

In percent	2015
WACC	10.1%
Terminal value growth rate	2.0%

The discount rate was a pre‑tax measure based on the rate of 10‑year UK government bonds, adjusted for a risk premium to reflect both the increased risk of investing in equities generally and the systematic risk of the specific CGU.

Five years of cash flows were included in the discounted cash flow model. A long‑term growth rate into perpetuity has been determined with the comparable nominal gross domestic product (GDP) rates in the UK.

The forecasted projection on free cash flow was estimated taking into account past experience in the UK and the Company’s service centers in Germany and the United States.

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

2015
WACC	2.5%
Revenue the last year of the plan	kGBP 200

Impairment charges 2016

In October 7, 2016 voxeljet UK’s most significant customer went into bankruptcy administration. Considering that development, voxeljet assessed the recoverability of the assets as of September 30, 2016, which resulted in a full impairment of trade receivables due from that customer of kEUR 293 and the goodwill for the CGU related to voxeljet UK.

The carrying amount of the CGU exceeded its recoverable amount of kEUR 1,471 (or kGBP 1,266) and consequently an impairment loss of kEUR 1,130 (or kGBP 907) covering the entire balance of goodwill was recognized in other operating expenses in the consolidated statements of comprehensive loss.

The recoverable amount of the CGU was based on its value in use. The value in use was determined by discounting the future cash flows expected to be generated from the continued use of the CGU.

The projections of cash flows cover the remainder of the year 2016 (forecast) and the financial years 2017 to 2021 (terminal value). The projected cash flows were estimated taking into account the cease of operations of the CGU’s most significant customer, management’s experience in the UK marketplace and from the Company's other service centers in Germany and the United States.

The cost of capital (weighted average cost of capital, WACC) and the terminal value growth rate are other assumptions used in the estimation of the value in use:

2016
WACC	15.41%
Terminal value growth rate	1.00%

The parameters of the WACC are based on market observations as at September 30, 2016 (risk-free rate, spread, market risk premium, beta factor, leverage) and reflect the specific risks of voxeljet UK. The terminal value growth rate was determined on the basis of the expected long term development of prices in the UK and the relevant market for the CGU’s services.

Im

v

v

Imfffff

9.	Intangible assets and goodwill

	December 31,
	2016	2015
	(€ in thousands)
Software	515	279
Licenses	162	189
Prepayments made on intangible assets	165	159
Total	842	627

The increase in software occurred as a result of the purchase of software licenses in connection with our new ERP system as well as related capitalized customizing cost.

	December 31,
	2016	2015
	(€ in thousands)
Goodwill	--	1,273

On October 7, 2016 voxeljet UK’s most significant customer went into bankruptcy administration. Considering that development, voxeljet assessed the recoverability of the assets as of September 30, 2016, which resulted in an  impairment goodwill for the CGU related to voxeljet UK. (refer to Note 8).

10.	Property, plant and equipment

	December 31,
	2016	2015
	(€ in thousands)
Land, buildings and leasehold improvements	12,020	12,167
Plant and machinery (includes assets under finance lease)	6,730	7,702
Other facilities, factory and office equipment	1,522	1,413
Assets under construction and prepayments made	3,249	101
Total	23,521	21,383
Thereof pledged assets of Property, Plant and Equipment	6,446	592
Leased assets included in Property, Plant and Equipment:	1,208	2,059
Printers	964	1,490
Printers leased to customers under operating lease	141	500
Other factory equipment	103	69

The pledged assets consist of the new office building and the new production hall, which are currently built up, four 3D printers that serve as collateral for certain credit lines and loan agreements. Amounts added to plant and machinery relating to self‑constructed 3D printers are considered non‑cash transactions, which totaled to kEUR 1,012 and kEUR 3,943 in the years 2016 and 2015, respectively. During 2016, the Group acquired equipment with a carrying amount of kEUR 41 (2015: kEUR 39) under a finance lease.

The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the years 2016 and 2015, respectively:

2016

	(€ in thousands)
	Acquisition and manufacturing cost							Depreciation and amortization							Carrying amount
	01/01/2016	Additions	Disposals	Adjustment	Transfer	FX	12/31/2016	01/01/2016	Current year	Disposals	Impairment	Transfer	FX	12/31/2016	12/31/2016
Intangible assets
Software	461	229			109	(1)	798	182	101					283	515
Licenses	245						245	56	27					83	162
Order backlog	103	--	--	--	--	--	103	103	--	--	--	--	--	103	--
Customer list	622	--	--	--	--	--	622	622	--	--	--	--	--	622	--
Digital library	464	--	--	--	--	--	464	464	--	--	--	--	--	464	--
Prepayments made on intangible assets	159	155	--		(109)		205	--	--	40	--	--	--	40	165
Goodwill	1,273	--	--	--	--	(143)	1,130	--	--	--	1,130	--	--	1,130	--
Total	3,328	384	--	--	--	(144)	3,567	1,427	128	40	1,130	--	--	2,725	842
Property, plant and equipment
Land, buildings and leasehold improvements	12,751	155				42	12,948	584	341				3	928	12,020
Plant and machinery	12,822	1,332	1,249		553	(298)	13,160	6,610	1,294	753		393	(115)	7,429	5,731
Other facilities, factory and office equipment	2,727	548	34		35	(48)	3,228	1,383	395	15		28	(29)	1,762	1,466
Assets under construction and prepayments made	101	3,186	35		(3)		3,249	0						0	3,249
Subtotal	28,402	5,221	1,318	--	585	(304)	32,585	8,577	2,030	768	--	421	(141)	10,119	22,466
Leased products	2,800	41			(585)	2	2,258	1,241	384			(421)	(1)	1,203	1,055
Total	31,202	5,262	1,318	--	--	(302)	34,843	9,818	2,414	768	--	--	(142)	11,322	23,521

2015

	(€ in thousands)
	Acquisition and manufacturing cost							Depreciation and amortization							Carrying amount
	01/01/2015	Additions	Disposals	Adjustment	Transfer	FX	12/31/2015	01/01/2015	Current year	Disposals	Impairment	Transfer	FX	12/31/2015	12/31/2015
Intangible assets
Software	183	124	--	--	154	--	461	109	74	--	--	--	(1)	182	279
Licenses	36	209	--	--	--	--	245	36	20	--	--	--	--	56	189
Order backlog	103	--	--	--	--	--	103	103	0	--	--	--	--	103	--
Customer list	655	--	--	(33)	--	--	622	55	187	--	380	--	--	622	--
Digital library	494	--	--	(30)	--	--	464	41	113	--	309	--	1	464	--
Prepayments made on intangible assets	187	119	--	--	(147)	--	159	--	--	--	--	--	--	--	159
Goodwill	1,558	0	274	--	--	(11)	1,273	--	--	--	--	--	--	--	1,273
Total	3,217	452	274	(63)	7	(11)	3,328	344	394	--	689	--	--	1,427	1,900
Property, plant and equipment
Land, buildings and leasehold improvements	11,485	761	--	--	491	14	12,751	273	288	--	--	23	--	584	12,167
Plant and machinery	10,833	4,337	1,931	--	(612)	195	12,822	6,630	1,221	1,009	--	(284)	52	6,610	6,212
Other facilities, factory and office equipment	2,114	694	738	--	625	32	2,727	875	672	468	--	293	11	1,383	1,344
Assets under construction and prepayments made	528	96	--	--	(524)	1	101	--	--	--	--	--	--	--	101
Subtotal	24,960	5,888	2,670	--	(20)	242	28,402	7,778	2,181	1,477	--	32	63	8,577	19,824
Leased products	3,290	--	503	--	13	--	2,800	1,007	407	142	--	(32)	1	1,241	1,559
Total	28,250	5,888	3,173	--	(7)	242	31,202	8,785	2,588	1,619	--	--	64	9,818	21,383

The Company entered into sale and leaseback transactions for self‑produced 3D printers, which were sold to banks and leased back with the intention to be used in the Services segment for the purpose of producing custom‑ordered printed products and ultimately to sell them to customers as used printers. As of December 31, 2016 and 2015, the Company had five and six active leasing contracts,  one contract expired in 2016 and the 3D printer was repurchased from the lessor and is used for research and development purposes. Four of the leased 3D printers are used in the Services segment and one was subleased to a customer under an operating lease.

In 2016, 2015 and 2014, there were no new sale and leaseback transactions. Sale and Lease back transactions of 3D printers are non-cash transactions for purposes of the cash flow statement.

In 2016 no early termination of a sale and leaseback transaction occurred. In connection with the sale of refurbished 3D printers to customers, the Company early terminated one finance lease in 2015 and three in 2014 and repurchased the applicable 3D printer from the lessor. Three and four other refurbished printers that had been carried as property, plant and equipment were sold to customers in 2016 and 2015, respectively.

11.	Other liabilities and provisions

	December 31,
	2016	2015
	(€ in thousands)
Customer deposits	183	1,300
Liabilities from VAT	174	32
Employee bonus	143	729
Accruals for vacation and overtime	170	110
Accruals for licenses	258	183
Accruals for LTCIP	--	478
Liabilities from payroll	211	216
Accruals for commissions	190	50
Accruals for compensation of Supervisory board	180	135
Accrual for warranty	400	59
Others	305	289
Total	2,214	3,581

voxeljet has a Long‑Term Cash Incentive Plan (“LTCIP”) that provides for cash awards to non‑executive employees. Under the plan, which was announced on October 2, 2013, the Company may grant individual award units of EUR 5,000 each up to a total maximum amount of 10% of the net proceeds received by the Company upon closing of its initial public offering. An initial grant of 684 award units was made to participants on October 2, 2013. The vesting of the awards occurs during three separate performance periods, with 20% of the awards vesting in performance period 1 ended December 31, 2013, 40% of the awards vesting in performance period 2 ended December 31, 2015, and the remaining 40% vesting in performance period 3 ending December 31, 2017. Vesting of the awards during performance period 1 was subject to a revenue growth target and the successful completion of the initial public offering. Both conditions for performance period 1 were met as of December 31, 2013. Therefore the awards regarding performance period 2 were paid in 2014.

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

In November 2015, Management decided to reduce the targets for performance periods 2 and 3 of the LTCIP granted awarded in October 2013 which were no longer probable of being achievable based on market conditions at the time of the modification. Although the targets for performance period 2 were adjusted, those targets were not achieved. Therefore there was no payment related to the LTCIP for performance period 2.

Vesting of the award during performance period 3 is subject to performance and market conditions, including revenue growth and market capitalization as of December 31, 2017. In determining the fair value of the liability for the third period of the LTCIP, the Company originally estimated an 80% probability of achievement for each target and an employee turnover rate of 5.8% based on the past experience (2014: 5.0%). However, in 2016, management updated its assessment and estimated that the achievement of the underlying targets on the third performance period of LTCIP would no longer be probable, resulting in a gain of kEUR 478 to the consolidated statements of comprehensive loss. The following table shows the development of the accrual regarding the LTCIP.

	(€ in thousands)
	January 1, 2016	Usage	Addition	Reversal	December 31, 2016
Accrual for LTCIP	478	--	--	(478)	--

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

Under IAS 39 there are the following categories:

(I)           A financial asset or financial liability at fair value through profit or loss

(II)         Held‑to‑maturity investments

(III)       Available‑for‑sale financial assets

(IV)       Loans and receivables

(V)        Financial liabilities measured at amortized cost

The following tables list the carrying values and fair values of all financial instruments held by voxeljet:

12/31/2016	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	--	--	--	206	--	206	Level 1
Equity securities	--	--	5	--	--	5	Level 3
Current assets
Bond funds	--	--	11,657	--	--	11,657	Level 1
Note receivable	--	--	922	--	--	922	Level 1
Cash and cash equivalents	--	--	--	7,849	--	7,849	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	4448	3770	Level 2
Finance lease obligation	--	--	--	--	369	354	Level 2
Current liabilities
Bank overdraft	--	--	--	--	224	224
Long-term debt	--	--	--	--	651	644	Level 2
Finance lease obligation	--	--	--	--	422	416	Level 2

12/31/2015	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	--	--	--	206	--	206	Level 1
Current assets
Customer loan	--	--	--	10	--	10	Level 2
Bond funds	--	--	30,661	--	--	30,661	Level 1
Note receivable			1,075	--		1,075	Level 1
Cash and cash equivalents	--	--	--	2,086	--	2,086	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	545	520	Level 2
Finance lease obligation	--	--	--	--	746	701	Level 2
Current liabilities
Bank overdraft	--	--	--	--	384	384
Long-term debt	--	--	--	--	207	206	Level 2
Finance lease obligation	--	--	--	--	559	589	Level 2

The financial assets with a carrying amount of € 12.8 million reported on the Company’s statement of financial position at December 31, 2016 were comprised of investments in two bond funds (kEUR 11,657) and a note receivable (kEUR 922), all reported as current financial assets, and restricted cash (kEUR 206) and equity securities (kEUR 5) reported as a noncurrent asset.

As of December 31, 2015 the financial assets with a carrying amount of € 32.0 million were comprised of investments in three bond funds (kEUR 30,661), a note receivable (kEUR 1,075) as well as the remaining unpaid interest from a customer loan (kEUR 10), all reported as current financial assets, and restricted cash (kEUR 206) reported as a noncurrent asset.

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the respective fund management company. The funds pursue the goal of daily liquidity and invest in short‑term notes. The funds are open‑ended; the units can be redeemed to the fund on a daily basis. Unit prices updated by the fund management company on a daily basis represent a quoted price in an active market.

The fair value of the note receivable due March 2017 was based on the secondary market price quoted by a broker.

The fair value of long‑term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models based on market interest rates available to the Company for similar transactions at the relevant date.

Due to the short maturity and the current low level of interest rates, the carrying amount of credit lines and bank overdrafts and customer loan at December 31, 2016 approximate fair value.

13. Cost of sales

Cost of sales includes personnel expenses, cost of material, purchased services, cost for finished goods and allocated indirect costs related to production.

COST OF SALES

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Personnel expenses	(3,570)	(5,386)	(4,287)
Material costs	(6,837)	(7,645)	(3,440)
Depreciation	(1,562)	(1,890)	(1,692)
Other expenses	(2,512)	(2,226)	(419)
Allowance for slow-moving inventory	(954)	--	--
Total	(15,435)	(17,147)	(9,838)

In 2016 other expenses consisted of rental expenses (kEUR 644), license fees (kEUR 421), travel expenses (kEUR 414) and tooling kits (kEUR 198). In 2015 other expenses consisted of rental expenses (kEUR 736), license fees (kEUR 440), travel expenses (kEUR 394) and tooling kits (kEUR 211). In 2014, other expenses primarily consisted of rental expenses for manufacturing space.

14. Other operating income and expense

Other operating income includes primarily gains from foreign exchange transactions, the recognition of the gain on sale and leaseback transactions upon release from deferred income and government grants received for ongoing research and development projects.

The details of other operating income are presented for the years reported in the table below:

OTHER OPERATING INCOME

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Government grant income	75	322	208
Amortization of gain on sale and leaseback transactions	283	310	399
Recognition of deferred income due to early termination of sale and leaseback transactions	--	216	401
Reimbursement of transaction costs	127	108	86
Gains from foreign exchange transactions	645	863	290
Income from realized other comprehensive income	--	76	--
Other	287	235	--
Total	1,417	2,130	1,384

OTHER OPERATING EXPENSES

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Impairment loss on trade receivables	379	--	--
Restructuring of business in UK	--	471	--
Expenses related to initial and secondary public offering	--	--	101
Losses from foreign exchange transactions	2,077	210	--
Impairment of Goodwill	1,130	--	--
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	256	--	--
Other	39	207	--
Total	3,881	888	101

15. Financial result

For the periods 2016,  2015 and 2014, the financial result was mainly driven by interest expense on finance leases, bank overdrafts and drawings under credit lines and long‑term debt.

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Interest expense	(230)	(277)	(472)
Finance lease obligations	(57)	(201)	(114)
Bank overdrafts and lines of credit	(1)	(5)	(37)
Long-term debt	(68)	(41)	(195)
Other	(104)	(30)	(126)
Interest income	38	158	299
Payout of bond funds	35	116	201
Customer loans	--	7	50
Other	3	35	48
Financial result	(192)	(119)	(173)

16. Income taxes

Income taxes consist of the following for the years reported:

Income tax (expense) benefit

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Current tax expense	(2)	--	--
Deferred tax (expense) benefit	--	(64)	32
Total	(2)	(64)	32

In 2016 current tax expenses relate to income taxes for the years 2011 and 2012. 2015  deferred tax (expense) benefit resulted from changes in deferred tax assets and liabilities on temporary differences.

Deferred tax assets and liabilities

The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	December 31,
	2016		2015
	(€ in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Trade receivables	9	(6)	--	(14)
Other receivables and current assets	--	(43)	--	--
Property, Plant & Equipment	279	(484)	299	(704)
Non-current other assets	198	--
Current deferred income	58	--	170	--
Trade liabilites	45	(1)	--	(1)
Current financial liabilities	195	(13)	--	--
Current financial assets	--	--	--	(3)
Other current liabilities and provisions	7	(13)	28	--
Non-current deferred income	33	--	--	--
Non-current financial liabilities	91	(99)	356	--
Non-current financial assets	--	--	--	--
Non-current liabilities and provisions	1	--	--	--
Intangible assets	23	(3)	--	--
Tax losses carried forward	9	--	--	--
Valuation allowance	(286)	--	(132)	--
Tax assets (liabilities)	661	(662)	721	(722)
Set off of tax	(661)	661	(721)	721
Net tax	--	(1)	--	(1)

At December 31, 2016 voxeljet had gross loss carry‑forwards for corporation tax and trade tax losses of kEUR 16,317 and kEUR 4,023, respectively, for which no deferred taxes have been recognized. These tax losses can be carried forward without restriction for future offset against taxable profits. In addition, there are foreign tax loss carry‑forwards of kEUR 11,578.

Reconciliation of profit before income taxes to income tax

The reconciliation between profit before income taxes and income tax benefit (expense) for the reporting periods presented was as follows:

RECONCILIATION OF INCOME TAX BENEFIT (EXPENSE)

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Loss before tax	(11,311)	(9,530)	(4,364)
Tax expense at prevailing statutory rate (28%)	3,167	2,668	1,222
Non-deductible expenses	(170)	(47)	(25)
Non-taxable income	116	--	--
Tax-rate related differences	(128)	(259)	(44)
Unrecognized temporary differences and tax losses	(2,987)	(2,426)	(1,121)
Income tax benefit (expense)	(2)	(64)	32

17. Personnel expenses

Personnel expenses included in cost of sales, research and development, and selling and administrative expenses are comprised of the following:

PERSONNEL EXPENSES

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Wages and salaries	9,772	9,866	5,505
LTCIP	(478)	(274)	412
Social security contributions	1,799	1,732	1,050
Total	11,093	11,324	6,967

voxeljet AG offers to its employees a defined contribution plan called “MetallRente”. The contributions paid by the Company amounted to kEUR 57, kEUR 41 and kEUR 30 for the years ended December 31, 2016, 2015, and 2014, respectively. The employer’s contribution into the mandatory German state plan amounted to kEUR 697, kEUR 511 and kEUR 389 for the years ended December 31, 2016, 2015, and 2014, respectively.

18. Segment reporting

voxeljet operates in two reportable segments—Systems and Services—which reflect the internal organizational and management structure according to the distinct nature of the two businesses. The Systems business derives its revenues from the manufacture and sale of 3D printers, from the sale of consumables as well as lease and maintenance agreements with customers, while the Services business provides custom‑ordered printed product to customers.

The measurement principles used by voxeljet in preparing this segment reporting are also the basis for segment performance assessment. The Chief Executive Officer of voxeljet acts as a chief operating decision maker. As a performance indicator, the chief operating decision maker mainly monitors the Company’s revenues and gross profit.

The following table summarizes segment reporting for each of the reporting periods ended December 31. As Management’s controlling instruments are mainly revenue‑based, the reporting information does not include a detailed breakdown of all assets and liabilities by category. The sum of the amounts for the two segments equals the total for the Company for each of the years presented.

SEGMENT REPORTING

	Year Ended December 31,
	2016		2015		2014
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	13,081	9,257	11,113	12,951	9,057	7,106
Gross profit	3,197	3,706	3,849	3,068	3,301	3,024
Gross profit in %	24.4%	40.0%	34.6%	23.7%	36.4%	42.6%
PPE	9,936	13,585	9,002	12,381	7,322	12,144
Trade receivables	2,566	1,567	1,639	1,709	1,055	2,093
Trade payables	833	932	984	775	1,031	1,295
Depreciation and amortization (excl. Intangible assets)	747	1,667	775	1,813	425	1,503
Allowance for slow-moving inventory	954	--	--	--	--	--
Loss on disposal of DPM business	--	--	--	2,663	--	--
Impairment of goodwill	--	1,130	--	--	--	--

Systems revenues include revenues from the sales of used 3D printers of kEUR 1,235, kEUR 1,224, and kEUR 393 for the years ended December 31, 2016,  2015, and 2014, respectively.

Geographic information

REVENUES BY GEOGRAPHICAL REGION

voxeljet’s revenues and non‑current assets are presented below by geographic region. For purposes of this presentation, revenues are based on the geographic location of customers and assets are based on their geographic location.

voxeljet’s revenues were generated in the following geographical regions for the years reported:

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
EMEA	13,364	18,214	10,571
Germany	6,132	6,984	4,587
France	2,725	1,711	1,593
Great Britain	1,135	4,464	2,276
Others	3,372	5,055	2,115
Asia Pacific	4,831	2,703	4,306
South Korea	1,680	1,277	2,042
Others	3,151	1,426	2,264
Americas	4,143	3,147	1,286
United States	4,107	3,110	893
Others	36	37	393
Total	22,338	24,064	16,163

NON‑CURRENT ASSETS BY GEOGRAPHICAL REGION

	December 31,
	2016	2015
	(€ in thousands)
EMEA	20,657	20,748
Germany	19,533	19,017
Great Britain	1,124	1,731
Asia Pacific	218	--
Americas	3,758	2,822
United States	3,758	2,822
Total	24,633	23,570

19. Financial risk management

The Company’s Management Board is responsible for implementing the finance policy and for ongoing financial risk management. Therefore the Management Board has established a Risk Management Committee, which is responsible for developing and monitoring of the Group’s risk management policies especially regarding financial risks. Generally the committee provides an overview of financial risks on a quarterly basis to the Management Board as part of the Company’s quarterly management reporting procedures.

The Company’s principal financial instruments are comprised of short‑term bank deposits at commercial institutions, bond funds, a note receivable, lease obligations and long‑term debt. The main purpose of the financial asset instruments is to provide a return on investments with minimal risk. The main purpose of the financial liability instruments is to help fund the Company’s operations. The Company has various other financial assets and liabilities including trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are foreign exchange risk and credit risk. The measures taken by Management to manage each of these risks are summarized below.

Transactions related to activities in the area of financial instruments require the prior approval of the Chief Financial Officer. The Company did not enter into any derivative financial instruments for hedging purposes in 2016.

Management receives a weekly reporting of the current liquidity of the Group by entity. Furthermore, a monthly cash flow plan meeting has been established, where Management reviews the cash forecasts and the future development of flows of funds on an ongoing basis.

Foreign exchange risk

The Company is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases and borrowings are denominated and the respective functional currencies of subsidiaries of the Group. The functional currencies of the parent company voxeljet AG and its subsidiaries are Euro, US Dollars, British Pound Sterling, Indian rupee and Chinese yuan renminbi. The majority of the sale, purchase and borrowing transactions are denominated in the functional currency of the parent company or its subsidiaries. Foreign exchange risk is primarily derived from the intercompany loans made to subsidiaries and a note receivable denoted in GBP, as summarized below.

voxeljet has provided intercompany loans to its subsidiaries to finance their operations. The loans were granted in the local currency of the subsidiaries. Gains and losses from movements in exchange rates are recorded within other operating income or expense in the consolidated statement of comprehensive loss. As of December 31, 2016 the amount borrowed to voxeljet UK totaled GBP 6.6 million (€ 7.7 million). A relative increase in the value of the Euro against British Pound Sterling of 10% would lead to a loss of € 0.7 million. The amount of loans granted to voxeljet America totaled to USD 5.2 million (€ 4.9 million) as of December 31, 2016. A relative increase in the value of the Euro against US Dollars of 10% would lead to a loss of € 0.4 million.

voxeljet’s financial assets include one note receivable denominated in British Pound Sterling in the amount of GBP 0.8 million (€ 0.9 million). A relative increase in the value of the Euro against British Pound Sterling of 10% would lead to a loss of € 0.1 million.

For the year ended December 31, 2016, voxeljet generated 47.01% of its revenues in the eurozone. Additionally, the majority of the Company’s sourcing transactions are also transacted in Euros in that zone.

The Company invoiced 84% in 2016, 75% in 2015 and 90% in 2014 of total revenues in Euro. As revenues in foreign currency usually correspond to costs which are incurred in the same currency, we consider the risk as minor.

The significant exchange rates which have been applied during the years presented are disclosed in Note 3.

Interest rate risk

voxeljet’s principal interest‑bearing positions are liabilities for bank borrowings and finance lease obligations. These liabilities are entirely at a fixed interest rate. As such, changes in market interest rates have no effect on future interest expenses.

Credit risk

Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables) and from its financing activities, including deposits and investments with financial institutions. Therefore, the carrying amount of cash and cash equivalents, financial assets, and trade receivables represents the maximum credit exposure of € 24.6 million (2015: € 37.4 million).

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. However, Management also considers factors that influence the credit risk of its customer base, including the default risk of the industry and the country in which the customer operates. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables. As of December 31, 2016 there was no customer loan outstanding. As of December 31, 2015 there was only one customer loan, with only the current year interest payment unpaid and outstanding. The interest was fully settled in January 2016.

The Group limits its exposure to credit risk by investing only in bond funds and note receivables which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A‑3 based on Standard & Poor’s or P‑2 based on Moody’s.

The bank deposit are held with financial institutions, which are rated BBB to A2 based on Standard & Poor’s and Moody’s.

Liquidity risk

Liquidity risk is the risk that voxeljet might not have sufficient cash to meet its payment obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation of the Company. Liquidity risk is countered by systematic, day‑by‑day liquidity management whose fundamental requirement is that solvency must be guaranteed at all times. A major responsibility of management is to monitor the cash balances and to set up and update cash planning on a monthly basis to ensure liquidity. At all times cash and cash equivalents are projected on the basis of a regular financial and liquidity planning. The monitoring includes the expected cash inflows on trade and other receivables together with expected cash outflows from trade and other payables.

In 2016, voxeljet concluded new loan agreements with Kreissparkasse Augsburg, Germany, to finance the construction of new office and production facilities in Friedberg: (i) in May 2016, the Company entered into a € 1.0 million loan agreement due April 30, 2021. Interest is payable at a fixed rate of 2.35%; (ii) in September 2016, the Company entered into a € 2.0 million loan agreement due May 31, 2038. Interest is payable at a fixed rate of 2.47%; (iii) In October 2016, the Company entered into a € 0.7 million loan agreement due September 30, 2021. Interest is payable at a fixed rate of 2.29%; and (iv) in December 2016, the Company entered into a € 1.0 million loan agreement due January 31, 2038. Interest is payable at a fixed rate of 2.72%. Among other terms, the loan agreements contain (i) certain covenants, including that voxeljet deposit € 2.0 million with Kreissparkasse Augsburg until it has reached certain ratio with respect to its ability to service the debt by the end of fiscal year 2019, and (ii) change of control provisions concerning the ownership of the Company by its executive officers, Dr. Ingo Ederer and Rudolf Franz. In case voxeljet fails to meet that ratio by the end of its fiscal year 2019, voxeljet is obliged to pledge € 2.0 million for the benefit of the lender. In addition, the land owned by voxeljet upon which the facilities will be built as well as three 3D printers will serve as collateral under the loan agreements.

The following are the remaining contractual maturities of financial liabilities and trade payables at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

	December 31,
	2016
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Bank overdrafts and lines of credit	224	(224)	(34)	(190)	--	--	--
Long-term debt	5,099	(6,275)	(115)	(685)	(1,379)	(1,127)	(2,969)
Finance lease obligations	791	(831)	(78)	(372)	(376)	(5)	--
Trade payables	1,765	(1,765)	(1,765)	--	--	--	--
Total	7,879	(9,095)	(1,992)	(1,247)	(1,755)	(1,132)	(2,969)

	December 31,
	2015
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Bank overdrafts and lines of credit	384	(384)	(36)	(348)	--	--	--
Long-term debt	752	(807)	(25)	(206)	(355)	(221)	--
Finance lease obligations	1,305	(1,389)	(95)	(513)	(704)	(77)	--
Trade payables	1,759	(1,759)	(1,759)	--	--	--	--
Total	4,200	(4,339)	(1,915)	(1,067)	(1,059)	(298)	--

In spite of the significant cash outflow in the last years, the Company’s short and mid term liquidity needs are currently covered. The mid-term business plan includes the raising of additional capital through additional debt, equity or other alternatives to ensure the cash requirements of the Company. As the cash position of the Company is still sufficient, mid term liquidity risk is considered as minor.

20. Capital management

Management’s aim is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Equity is monitored by the Company using financial ratios. The equity used as a basis for determining the equity ratio corresponds to the equity disclosed in the Consolidated Statement of Financial Position.

Part of the capital management strategy is to reduce the number of sale and leaseback transactions for 3D printing equipment used in the production of printed products for customers. As a result of the Company’s increased liquidity from its public equity offerings, certain lease contracts will be terminated prior to their scheduled maturity.

voxeljet’s capital structure as of the end of the reporting periods 2016 and 2015 was as follows:

CAPITAL STRUCTURE

	December 31,
	2016	2015
	(€ in thousands)
Equity	51,536	61,469
Share of total equity and liabilities	82.9%	87.7%
Current financial liabilities	1,297	1,150
Non-current financial liabilities	4,817	1,291
Total financial liabilities	6,114	2,441
Share of total equity and liabilities	9.8%	3.5%
Total equity and liabilities	62,139	70,120

21. Leases

Finance leases

Lessee

Future minimum lease payments under financing lease arrangements at the end of the considered reporting periods were as follows:

PRESENT VALUE OF MINIMUM LEASE PAYMENTS

	December 31, 2016
	(€ in thousands)
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	450	(28)	422
due between 1 and 5 years	381	(12)	369
due in more than 5 years	--	--	--
Total	831	(40)	791

	December 31, 2015
	(€ in thousands)
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	608	(49)	559
due between 1 and 5 years	781	(35)	746
due in more than 5 years	--	--	--
Total	1,389	(84)	1,305

Operating Leases

Lessee

The estimated payment schedule regarding operating leases at the end of the considered reporting periods was as follows:

OPERATING LEASE OBLIGATIONS

	December 31,
	2016	2015
	(€ in thousands)
Less than 1 year	457	507
1 to 5 years	561	857
Over five years	--	--
Total	1,018	1,364

Operating lease expenses were kEUR 630, kEUR 813, and kEUR 348 in the financial years 2016,  2015, and 2014, respectively. Operating lease expenses are primarily related to the rental agreements for real estate regarding our foreign operations and a new rented building at our German headquarters put in service in 2015.

Lessor

voxeljet leased one of its self‑produced 3D printers to a  customer. Under the lease contract, voxeljet bears a majority of the substantial risks and rewards of the underlying assets.

Operating lease payments receivable for subleases

	December 31,
	2016	2015
	(€ in thousands)
Less than 1 year	75	89
1 to 5 years	6	94
Over five years	--	--
Total	81	183

The operating lease income was kEUR 89, kEUR 225 and kEUR 169 in the financial years 2016,  2015, and 2014, respectively.

22. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third‑party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third‑party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

On December 1, 2015, the Company signed a definitive agreement to form an equity joint venture with Suzhou Meimai Fast Manufacturing Technology Co., Ltd. (“Meimai”) to pursue opportunities in the industrial 3D printing market in China. voxeljet AG is committed to make a capital contribution of RMB 19.2 million (€ 2.6 million) as part of its joint venture arrangement with Meimai of which RMB 9.5 million (€ 1.3 million) were already injected. The first capital injection from voxeljet AG occurred on April 11, 2016 amounting to RMB 6.5 million (€ 0.9 million) in cash. At the same time Meimai contributed assets to the joint company. Further capital injection followed by voxeljet AG on August 24, 2016 amounting to RMB 1.4 million (€ 0.2 million) as well as on November 10, 2016 amounting to RMB 1.6 million (€ 0.2 million). Additional contractual capital injections by voxeljet AG are scheduled for the business years 2017 and 2018 amounting to a total of RMB 9.7 million (€ 1.3 million).

23. Related party transactions

Related party transactions at voxeljet mainly consist of transactions with individuals on the Management Board and Supervisory Board.

Key management is defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company within their function and within the interest of the Company.

The following table presents the amount and components of Management Board compensation:

MANAGEMENT COMPENSATION

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Fixed compensation	644	506	504
Variable compensation	--	--	56
Total	644	506	560

Management Board remuneration currently consists of a fixed monetary remuneration, other fixed benefits (including Company car allowances and contributions to a defined contribution plan), and a variable bonus.

At December 31, 2016, 2015 and 2014 amounts of kEUR 0, kEUR 0 and kEUR 276 were accrued for Management Board compensation,  respectively.

Transactions with related parties

A related party relationship could have an effect on the profit and loss and financial position of the Company. Defined as related parties are individuals or other third parties with whom voxeljet has common control relationships.

OTHER RELATED PARTIES

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2, in each of 2016, 2015 and 2014. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amount to kEUR 2 in each of 2016, 2015, and 2014.

Further, voxeljet acquired goods amounting to kEUR 15, kEUR 38, and kEUR 29 in 2016, 2015 and 2014 from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

24. Equity

On April 16, 2014, the Company completed an offering of 3,000,000 ADSs at a public offering price of USD 15.00 per ADS. Net proceeds from the offering to the Company were approximately USD 41.4 million. On April 24, 2014, the underwriters in the offering purchased 450,000 ADSs from the Selling Shareholders pursuant to the overallotment option they were granted in the offering. The net proceeds to the Selling Shareholders were approximately USD 6.4 million, or approximately € 4.6 million. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

At December 31, 2015, 3,720,000 no‑par value ordinary shares were issued and outstanding. There is only a single class of ordinary shares with the same rights, preferences and restrictions. Each share entitles the holder to one vote at the shareholders’ meeting. Shareholders participate in the profits according to their share in the share capital, based on their number of shares held. The general shareholders’ meeting resolves the appropriation of the balance sheet profit established in the annual financial statements and the dividends.

The Articles of Association authorize the Management Board, subject to the consent of the Supervisory Board, to increase the Company’s registered share capital in one or more tranches by up to kEUR 1,860 new no par value ordinary shares against contribution in cash or in kind until May 26, 2019.