Form 20-F
period 2017-12-31
voxeljet AG
filed 2018-03-29
CIK 1582581

As filed with the Securities and Exchange Commission on March 29, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

Ordinary shares: 3,720,000

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b‑2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non‑accelerated filer ☒	Emerging growth company ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

voxeljet AG is a German stock corporation (Aktiengesellschaft or AG), and its registered offices and substantially all of its assets are located outside of the United States. In addition, most of the members of our Management Board, our Supervisory Board, and our senior management are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon voxeljet AG or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against voxeljet AG in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against voxeljet AG or the members of its Management Board and Supervisory Board, and its senior management to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Management Board, Supervisory Board and senior management. In addition, even if a judgment against our company, the non‑U.S. members of our Management Board, Supervisory Board or senior management based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.          SELECTED FINANCIAL DATA

We present below our selected historical financial and operating data as of and for each of the years in the five‑year period ended December 31, 2017. The financial data have been derived from our financial statements which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial statements as of December 31, 2017 and 2016 and for each of the years in the three‑year period ended December 31, 2017 are included elsewhere in this annual report. Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our financial statements and related notes, each included elsewhere in this annual report.

Statement of Comprehensive Income (Loss) Data:

	Year Ended December 31,
	2017	2017	2016	2015	2014	2013
	($ in thousands, except share and per share data) (1)	(€ in thousands, except share and per share data)
Revenues	$ 26,184	€ 23,178	€ 22,338	€ 24,064	€ 16,163	€ 11,688
Cost of sales	15,617	13,824	15,435	17,147	9,838	7,045
Gross profit	10,567	9,354	6,903	6,917	6,325	4,643
Selling expenses	7,314	6,474	5,312	6,922	3,746	2,640
Administrative expenses	5,794	5,129	4,563	5,178	4,026	1,676
Research and development expenses	6,245	5,528	5,683	5,470	4,027	2,651
Other operating expenses	2,083	1,844	3,881	888	101	583
Other operating income	(1,131)	(1,001)	(1,417)	(2,130)	(1,384)	(894)
Operating loss	(9,738)	(8,620)	(11,119)	(9,411)	(4,191)	(2,013)
Finance expense	215	190	230	277	472	380
Finance income	(412)	(365)	(38)	(158)	(299)	(37)
Financial result	(198)	(175)	192	119	173	343
Loss before income taxes	(9,540)	(8,445)	(11,311)	(9,530)	(4,364)	(2,356)
Income tax expenses (benefit)	90	80	2	64	(32)	358
Loss	$ (9,631)	€ (8,525)	€ (11,313)	€ (9,594)	€ (4,332)	€ (2,714)
Other comprehensive (income) loss	$ (570)	€ (505)	€ (1,111)	€ 237	€ 1	--
Total comprehensive Loss	$ (9,060)	€ (8,020)	€ (10,202)	€ (9,831)	€ (4,333)	€ (2,714)

Loss attributable to:
Owner of the Company	$ (9,613)	€ (8,509)	€ (11,287)	€ (9,594)	€ (4,332)	€ (2,714)
Non-controlling interests	$ (18)	(16)	(26)	--	--	--
	$ (9,631)	€ (8,525)	€ (11,313)	€ (9,594)	€ (4,332)	€ (2,714)

Total comprehensive loss attributable to:
Owner of the Company	$ (9,042)	€ (8,004)	€ (10,176)	€ (9,831)	€ (4,333)	€ (2,714)
Non-controlling interests	$ (18)	(16)	(26)	--	--	--
	$ (9,060)	€ (8,020)	€ (10,202)	€ (9,831)	€ (4,333)	€ (2,714)

Loss per share	$ (2.58)	€ (2.29)	€ (3.04)	€ (2.58)	€ (1.22)	€ (1.21)
Weighted average number of ordinary shares outstanding	3,720,000	3,720,000	3,720,000	3,720,000	3,555,616	2,252,000

Statement of Financial Position Data:

	Year Ended December 31,
	2017	2017	2016	2015	2014	2013
	($ in thousands) (1)	(€ in thousands)
Cash and cash equivalents	$ 9,078	€ 7,569	€ 7,849	€ 2,086	€ 8,031	€ 33,459
Inventories	11,440	9,539	11,213	7,841	5,247	3,641
Fixed assets	33,218	27,698	23,521	21,383	19,466	16,316
Current financial assets	16,843	14,044	12,579	31,746	41,142	744
Total assets	80,390	67,031	62,139	70,120	81,095	57,916
Total liabilities	27,719	23,113	10,603	8,651	9,795	12,516
Equity	52,671	43,918	51,536	61,469	71,300	45,400

Other Data:

	2017	2017	2016	2015	2014	2013
	($ in thousands, except 3D printers sold and per share data) (1)	(€ in thousands, except 3D printers sold and per share data)
EBITDA(2)	$ (6,165)	€ (5,457)	€ (8,577)	€ (6,429)	€ 2,048	$ (520)
Net loss per ADS(3)	$ (0.52)	€ (0.46)	€ (0.61)	€ (0.52)	€ (0.24)	€ (0.24)
3D printers sold(4)	15	15	18	18	14	9

(1)

Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2017 of $ 1.1993 and the average exchange rate from January 1 until December 31, 2017 of $ 1.1297 per euro, respectively. See “Exchange Rate Information” below.

(2)

We define EBITDA (earnings before interest, taxes, depreciation and amortization) as profit (loss) plus income tax expenses (benefit), financial result and depreciation and amortization. Disclosure in this annual report of EBITDA, which is a non‑IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non‑recurring items. However, senior management believes EBITDA is useful to investors and other users of our financial statements in evaluating operating performance because it provides them with an additional tool to compare business performance across companies and across periods.

The following table reconciles net profit (loss) to EBITDA for the periods presented:

	Year Ended December 31,
	2017	2017	2016	2015	2014	2013
	($ in thousand) (A)	(€ in thousands)
Net loss	$ (9,631)	€ (8,525)	€ (11,313)	€ (9,594)	$ (4,332)	$ (2,714)
Income tax expenses (benefit)	90	80	2	64	(32)	358
Financial result	(198)	(175)	192	119	173	343
EBIT	(9,738)	(8,620)	(11,119)	(9,411)	(4,191)	(2,013)
Depreciation and amortization	3,573	3,163	2,542	2,982	2,143	1,493
EBITDA	$ (6,165)	€ (5,457)	€ (8,577)	€ (6,429)	€ (2,048)	€ (520)

(A)

Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $ 1.1297 per euro, the average exchange rate from January 1 until December 31, 2017. See “Exchange Rate Information” below.

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

Year Ended December 31,	High	Low	Average	Year end
2013	1.3816	1.2774	1.3303	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015	1.1025	1.0573	1.1096	1.0859
2016	1.1569	1.0364	1.1069	1.0541
2017	1.2060	1.0385	1.1297	1.1993

Month Ended	High	Low	Average	Month end
September 2017	1.2060	1.1741	1.1915	1.1806
October 2017	1.1856	1.1605	1.1756	1.1638
November 2017	1.1952	1.1562	1.1738	1.1849
December 2017	1.1993	1.1736	1.1836	1.1993
January 2018	1.2457	1.1932	1.2200	1.2457
February 2018	1.2493	1.2214	1.2348	1.2214
March 2018 (through March 20, 2018)	1.2421	1.2171	1.2329	1.2276

The noon buying rate of the Federal Reserve Bank of New York for the euro on March 20, 2018 was € 1.00 = USD 1.2276.

Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros into U.S. dollars at an exchange rate of $ 1.1993 per euro, the exchange rate on December 31, 2017.

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

Our margins and EBIT may fluctuate.

Margins in both our Systems and Services segments and our EBIT may fluctuate from quarter‑to‑quarter and year‑to‑year and are likely to continue to vary due to a number of factors, many of which are beyond our control, including fluctuations in foreign exchange rates, increased competition and increased expenses. To pursue our growth strategy, we have expanded by establishing operations in different countries. While those subsidiaries are in the start‑up phase, we may not be able to achieve our desired gross margin and EBIT targets for those subsidiaries. This may lead to a weaker margin and EBIT contribution from these subsidiaries to us.

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

Our operations could suffer if we are unable to attract and retain key management or other skilled employees.

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

Our growth and success will also depend on our ability to attract and retain additional highly‑qualified scientific, technical, sales, managerial and finance personnel. We have experienced and expect to continue to experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of skilled personnel, including engineers, in the regions surrounding our European facilities as well as our facilities in China and India could require us to pay more to hire and retain skilled personnel, thereby increasing our costs.

We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.

We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to implement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we may require additional investments of capital from time to time, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including any noncompliance with existing or future lending arrangements, additional financing, including raising capital by issuing equity and lease financing for sale and leaseback transactions, may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained on terms satisfactory to us, we may not be able to achieve our planned rate of growth, which will adversely affect our results of operations.

We need certain commercial success of the financed research and development project

We entered into an investment loan commitment of a total of € 25.0 million with the European Investment Bank. This loan commitment is guaranteed by European Union under the European Fund for Strategic Investments and is limited to 50% of the total cost of a research and development project. The first loan tranche A of € 10.0 million is already disbursed, further € 15.0 million disbursement of tranches B and C depend on sales and EBITDA performance targets. The scheduled repayment of any disbursed loan tranches including interest will depend on the success of the financed research and development project.

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

Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 75%, 73%, and 71% of our total sales in 2017, 2016, and 2015, respectively. We currently have subsidiaries in China, India, the UK and the United States. One of our growth strategies is to further pursue opportunities for our business in several areas around the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

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

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. Currency exchange rate fluctuations have had an impact on our results because voxeljet AG provided intercompany loans to its subsidiaries in foreign currency. As we realize upon our strategy to expand internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period.

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

The United Kingdom leaving the European Union (“Brexit”) may affect our results and financial condition.

The uncertainty surrounding the ongoing Brexit negotiations is expected to continue to weigh on the UK economy in 2018.

Furthermore, political and economic developments in Europe remain uncertain. Above all, this is due to the unforeseeable effects of Brexit negotiations between the EU and the UK. The terms of any withdrawal of the UK from the EU are subject to a negotiation period that could last at least two years, thus the referendum has created significant uncertainty about the future relationship between the UK and the EU, and has given rise to calls for certain regions within the UK to preserve their place in the EU by separating from the UK as well as for the governments of other EU Member States to consider withdrawal.

The planned Brexit could have a long-term adverse impact on our results and financial condition, particularly as a result of increased trade barriers in the form of customs duties in relation to the European single market. Any such trade barriers could have a negative impact on volumes and costs for components produced in the EU for the UK as well as those produced in the UK for the European market. In extreme cases, this could lead to interruptions in production due to the processing of customs formalities. In addition, Brexit could lead to reduced customer spending in the wake of weaker economic performance, particularly in the UK. In the short and medium term, uncertainty regarding the outcome of the negotiations with the EU could exacerbate these factors and cause further negative currency effects. A possible further economic downturn within the EU could also potentially reduce growth prospects for voxeljet. European integration with a unified economic and currency area is an important pillar of economic stability in Europe.

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

We manufacture our machines at our facility in Germany. We currently operate on‑demand parts service centers located in Germany, the United Kingdom, the United States, China and plan to operate in other locations in the future. If the operations of these facilities are materially disrupted, whether by natural disasters, demonstrations, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenues on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our results of operations.

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

If we fail to comply with our obligations under our intellectual property-related agreements or if we receive an adverse court decision in a lawsuit regarding these agreements, we could lose rights that are important to our business or be subject to restrictions on the conduct of our business.

        We have license and co-ownership agreements with respect to certain intellectual property that is important to our business with both Z Corp and The ExOne Company, or ExOne, respectively, that impose restrictions on our use of certain intellectual property. We are party to other intellectual property-related agreements that also are important to our business. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements, costly litigation or arbitration that diverts management’s attention and company resources, regulatory review or restrictions on the conduct of our business. If we fail to comply with our obligations under our intellectual property-related agreements, or receive an adverse court decision in a lawsuit regarding these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements may result in our having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business. In March 2018, ExOne GmbH, a subsidiary of ExOne, notified us of their intent not to pay their annual license fees under an existing intellectual property-related agreement and asserted their rights to claim damages pursuant to an alleged material breach of the agreement. While we dispute these claims, the matter could result in one or more of the risks discussed herein.

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

Members of our Supervisory and Management Boards and holders of 5% or more of our ordinary shares currently beneficially own 29.5% of our ordinary shares (including ordinary shares represented by ADSs). These shareholders have significant influence over the outcome of all matters requiring shareholder approval. For example, these shareholders may be able to influence the outcome of elections of members of our Supervisory Board, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ADSs.

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

Under the terms of the deposit agreement relating to our ADSs, the depositary for the ADSs has agreed to pay to you the cash dividends, if any, or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. In addition, with respect to distributions of rights to subscribe for additional ordinary shares or ADSs, such distributions will only be made if we request such rights be made available to holders of the ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them. These restrictions may have a material adverse effect on the value of your ADSs.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2018. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2017, approximately 10% of our assets were located in the United States, although this may increase as we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the New York Stock Exchange that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

Changes in accounting standards could impact our reported results.

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards or issue new financial accounting and reporting standards under which we prepare our consolidated financial statements. These changes can materially impact the means by which we report financial information, affecting our reported results of operations. Also, we could be required to apply new or revised standards retroactively.

More specifically, several new or amended standards and interpretations to IFRS are expected over the coming years. In particular, both IFRS 9 “Financial Instruments” and IFRS 15 “Revenues from Contracts with Customers” went into effect on January 1, 2018 and IFRS 16 “Leases” will go into effect on January 1, 2019. With respect to IFRS 9 and IFRS 15, we have finalized our assessment of the impact thereof (see note 4 to the consolidated financial statements as of December 31, 2017). With respect to IFRS 16, during 2018, we will gather and update information related to leases, assess extension and termination options as well as possible exemptions, and identify the appropriate discount rate.

Currently, we cannot assure you that the changes with respect to IFRS 16 will not substantially affect our reported results of operations, as we have not finalized our assessment of the impact on our consolidated financial statements.

We have identified material weaknesses in our internal controls over financial reporting, and if we have additional material weaknesses and fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and could harm the trading price of our ADSs.

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

In connection with the preparation of our financial statements as of December 31, 2017, we concluded there is a material weakness in the design and operating effectiveness of internal controls related to non-standard transactions, including revenue recognition for non-standard service transactions, which are not reviewed in sufficient detail by personnel with appropriate technical expertise to ensure that the accounting treatment in accordance with IFRS is appropriate. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. See “Item 15. Controls and Procedures.”

As of December 31, 2016, we identified a material weakness in the design and operations of controls over financial reporting that resulted from the lack of controls over the valuation of work-in-process inventories. Specifically, we did not appropriately account for the effect of sales volume changes and market demand on the estimation of excess and obsolete reserves of our work-in-progress inventories. We believe the material weakness has been remediated.

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

In addition, our compliance with Section 404(b) beginning in 2018 will also require that we incur substantial accounting expense and expend significant management efforts. In May 2016 the company started to implement an internal audit function with a Manager-level employee reporting directly to the responsible Management Board member. Internal Audit immediately started training the management with respect to the requirements set by the SEC to fulfill the Sarbanes Oxley Act. Furthermore, we compile the existing system and process documentation necessary to perform the evaluation needed to comply with Section 404(b). We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

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

In the event we were treated as a PFIC, U.S. holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Taxation of ADSs”) of our ADSs could be subject to adverse U.S. federal income tax consequences. These consequences include the following: (i) if our ADSs are “marketable stock” for purposes of the PFIC rules and a U.S. holder makes a mark‑to‑market election with respect to its ADSs, the U.S. holder will be required to include annually in its U.S. federal taxable income an amount reflecting any year‑end increase in the value of its ADSs, (ii) if a U.S. holder does not make a mark‑to‑market election, it may incur significant additional U.S. federal income taxes on income resulting from distributions on, or any gain from the disposition of, our ADSs, as such income generally would be allocated over the U.S. holder’s holding period for its ADSs and subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income, and (iii) dividends paid by us would not be eligible for reduced individual rates of U.S. federal income tax. We do not intend to furnish holders with the information necessary to make a “qualified electing fund” election in lieu of a mark-to-market election. In addition, U.S. holders that own an interest in a PFIC are required to file additional U.S. federal tax information returns.

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

Capital Expenditures

Our capital expenditures, excluding sale and leaseback transactions, amounted to €3.4 million, €3.7 million and €1.4 million, for the years ended December 31, 2017, 2016, and 2015, respectively. In 2017 and 2016, our principal capital expenditures were for the construction of a new office building and production facility located in Friedberg, Germany for approximately € 1.9 million and € 3.1 million, respectively. At the end of 2016, the amount of € 3.1 million was recognized as an asset under construction since the construction of the building on the property was not completed until October 2017.  In 2015, our principal capital expenditures were for plant and machinery. For further information about the property we purchased in Friedberg, Germany, see “—D. Property, Plants and Equipment.”

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

We currently offer seven different 3D printer platforms, with build boxes that range from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.4 liters per hour to 123.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA‑based plastics, ceramics, silicon carbide, tungsten carbide and cement.

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

We sold our first 3D printer in 2002 and commenced our on‑demand parts services business in 2003. As of December 31, 2017, we had an installed base of 147 printers worldwide, and we operated service centers in Germany, the United States, the United Kingdom and China. Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service centers in the United Kingdom and China have approximately 10,000 square feet and approximately 7,400 square feet of production space, respectively.

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

The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

We currently produce seven 3D printer platforms. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets that are currently in development. As of December 31, 2017, we had an installed base of 147 printers worldwide, which includes (i) printers in our service centers and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

The following table is a comparison of our 3D printer platforms:

Platform	VX4000	VX2000	VX1000	VXC800
Build Box (millimeters)	4,000 X 2,000 X 1,000	2,000 X 1,000 X 1,000	1,000 X 600 X 500	850 X 500 X 8
External Dimensions (millimeters)	20,000 X 7,800 X 4,000	5,000 X 3,000 X 2,300	3,000 X 2,800 X 2,150	5,000 X 2,800 X 2,500
Print Resolution (dots per inch)	200	200, 600	200, 600	200
Layer Thickness (micrometers)	120 - 300	100 - 400	100 - 300	120 - 300
Volumetric Output Rate (liters per hour)	123	47	23	18
Date of Introduction	2011	2013	2011	2012

Platform	VX500	VX200	VX200 HSS
Build Box (millimeters)	500 X 400 X 300	300 X 200 X 150	320 X 170 X 200
External Dimensions (millimeters)	1,800 X 1,800 X 1,700	2,100 X 1,500 X 1,400	1700 X 900 X 1500
Print Resolution (dots per inch)	200, 600	200, 600	360
Layer Thickness (micrometers)	80 - 150	150	80 - 100
Volumetric Output Rate (liters per hour)	3	0.7	0.39 - 0.49
Date of Introduction	2007	2012	2017

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

We are currently in varying stages of development of new material sets which include the following particulate materials:

•	different types of sands;

•	different types of ceramics;

•	silicon carbide and other hard metals;

•	cement;

•	polyamide;

•	TPU.

On‑demand Parts Services

At our service centers, we create parts, molds, cores and models for a variety of industrial and commercial customers based on designs produced using 3D CAD software. We receive orders directly from customers and indirectly through our sales agents.

Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service centers in the United Kingdom and China have approximately 10,000 square feet and approximately 7,400 square feet of production space, respectively.

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

Our technicians also train customers on operating, maintaining and troubleshooting our 3D printers through hands‑on experience at our German service center. Additionally, our technicians provide field support to our customers as needed. After the warranty period, we offer maintenance contracts to our customers. Those contracts include scheduled service visits where we maintain and clean the 3D printers as well as on demand visits and troubleshooting, in case of sudden problems.

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

We conduct a significant portion of our business with a limited number of customers. Our top five customers represented 19%, 24% and 21% of total revenues for the years ended December 31, 2017, 2016, and 2015, respectively. These customers primarily purchased 3D printers. In the year ended December 31, 2017, there were no customers who accounted for more than 10% of our revenues. Sales of on‑demand parts and consumables tend to be from repeat customers that may utilize the capability of our on‑demand parts service centers for one month or longer. Sales of 3D printers are low volume and generate significant revenues, but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer’s capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period‑to‑period financial results.

Sales and Marketing

We sell our 3D printers and related consumables both through our direct sales force and with the assistance of our network of more than 20 sales agents globally. Our sales organization, including our dedicated sales, service and application engineers, is responsible for worldwide sales of our 3D printers and on‑demand parts services, as well as for the management and coordination of our growing sales agent network. Our direct sales force focuses primarily on customers in Europe, North America and Asia Pacific, while our sales agents are responsible for facilitating sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our sales agents, which grant the sales agent the right to market our products in a specified territory on either an exclusive or non‑exclusive basis, depending on the sales agent; however, all sales contracts for our products are entered into between us and our customers. Certain of these sales agents also provide maintenance services to customers in their specified territories. Our application engineers provide professional services through pre‑sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of December 31, 2017, our worldwide sales staff for systems and parts consisted of 51 employees. We also expect that our subsidiaries in Europe, North America and Asia Pacific will improve market access through local market development and allow the targeting of specific customers.

Educating our customers and raising awareness in our target markets about the many uses and benefits of our 3D printing technology is an important part of our sales process. We believe that customers who experience the efficiency gains, decreased lead times, increased design flexibility and reduced costs of 3D printing as compared to subtractive manufacturing are more likely to purchase our 3D printers and/or utilize our on‑demand parts services. We encourage potential purchasers of our 3D printers to first utilize our on‑demand parts services so that they can experience firsthand the benefits of our 3D printing technology. We currently market our brand and our services at industry conferences, trade shows, and across various forms of digital and traditional media and plan to increasingly expand our marketing efforts in North America in conjunction with our geographic expansion to that region.

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

Research and Development

We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of December 31, 2017, we had various active research and development projects in different stages of completion. All research and development costs are charged to expense as incurred, as the criteria set forth in IAS 38 for capitalizing such costs have not yet been met. Our development efforts are augmented by development arrangements with research institutions, customers and suppliers of material and hardware, among others.

In addition to our internally‑developed technology platforms and the related software, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products.

Our research and development expenses were € 5.5 million, € 5.7 million, and € 5.5 million for the years ended December 31, 2017, 2016, and 2015, respectively.

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

Patents.  As of February 28, 2018, we owned or co owned 45 issued U.S. patents and 30 pending U.S. patent applications. In addition, we own or co‑own patent rights in Europe, Asia, Brazil and Canada. In total, as of February 28, 2017 our patent portfolio consisted of over 345 patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2018 and the latest expiring in 2032. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

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

In 2003, we entered into an agreement with Extrude Hone GmbH (now doing business as ExOne) related to patents and technologies using certain binders, methods and equipment for 3-D printing processes, including sand-based 3-D printing. Under the terms of this agreement, ExOne purchased an ownership share in certain patents and related technologies from us. Further, we granted ExOne certain rights to exploit these technologies and ExOne entered into an ongoing obligation to pay royalties to us. The parties also agreed to share revenues generated from any licenses granted by ExOne. The agreement states that we are permitted to use machines and provide services relating to these technologies, but not to make or sell machines utilizing these technologies without ExOne's consent, although ExOne has an obligation to consent if the machines do not compete with products engineered, manufactured or sold by ExOne or its affiliates. If we intend to sell any of the intellectual property that is the subject of this agreement, ExOne has the option to acquire it at fair market value. Similarly, ExOne has a right of first refusal regarding the purchase of any developments and improvements we make to such intellectual property and a set of six patents (including one U.S. patent) related to wax technologies, as well as the right to negotiate to receive a license to such developments and improvements. We later signed an amendment with ExOne specifically allowing us to use the subject patents for our 3D printers working with plastics in exchange for the payment of a license fee. The obligation of both parties to pay royalties under this agreement extends until the expiration of the last issued patent included in the list of transferred patent assets.

While the agreement states that our rights are limited regarding use of certain binders and sand-based casting methods in 3D printers with ExOne, we believe these limitations will not materially impact the growth of our business, as we are able to continue certain activities in compliance with the agreement and we have developed processes which do not rely upon the subject patent portfolio, associated agreements and related technologies. If needed, we will take steps to protect our ability to continue such activities including by challenging the validity or enforceability of certain provisions of the agreement. In March 2018, ExOne GmbH, a subsidiary of ExOne, notified us of their intent not to pay their annual license fees under this agreement and asserted their rights to claim damages pursuant to an alleged material breach of the agreement. We are vigorously disputing these claims, however, the outcome of this matter is uncertain.

In 2004, we entered into a non-exclusive license and sublicense agreement with Z Corp (acquired by 3D Systems in 2012), which allows us to make, use and sell 3D printing equipment for the fabrication of plastic parts utilizing organic powder binders under certain Z Corp and Massachusetts Institute of Technology patents. In return for these rights, we agreed to pay an initial license fee and ongoing tiered royalties. We later amended this agreement, expanding our permitted use of the licensed binder-jetting technology to include inorganic powder, ceramics, and concrete printing in a process that does not require post processing other than oven baking parts or liquid infiltration, but restricting us to monochromatic color configurations. The agreement extends until the expiration of the licensed patents; however, the parties may terminate the agreement under certain conditions.

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

Worldwide

Our operations and the activities of our employees, contractors and agents around the world are subject to the laws and regulations of numerous countries, including the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti‑competition regulations, prohibitions on payments to governmental officials, federal and state environmental regulations, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

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

Legal Proceedings

From time to time, we may be subject to various claims or legal, arbitration or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to any legal, arbitration or administrative proceedings which, in the opinion of our management, may have or have had in the recent past, significant effects on our business, financial condition or results of operations, including governmental proceedings pending or known to be contemplated.

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

Geographic Information

Our revenues by geographic region for the year ended December 31, 2017 were EMEA 64%, Americas 25%, and Asia Pacific 11% and Americas 25%, as compared to EMEA 60%, Americas 19% and Asia Pacific 22% and Americas 19% for the same period in 2016. In 2015, our revenues by geographic region were EMEA 76% Americas 13%, Asia Pacific 11% and Americas 13%. See Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

C.          ORGANIZATIONAL STRUCTURE

Our corporate structure includes voxeljet AG (formerly Voxeljet Technology GmbH) and the three wholly-owned subsidiaries voxeljet America Inc. (voxeljet America), voxeljet UK Ltd. (voxeljet UK) and voxeljet India Pvt. Ltd (voxeljet India). Additionally it includes voxeljet China Co., Ltd. where we hold a supermajority shareholding of 95.825% interest. On February 5, 2014, our subsidiary, voxeljet America Inc. was incorporated in Delaware. voxeljet America Inc. is headquartered near Detroit, Michigan and conducts our North American operations. We began printing on‑demand parts at the facility in the first quarter of 2015. On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited (“Propshop”) which became voxeljet UK Ltd, headquartered in Milton Keynes. On November 30, 2015, we established our subsidiary voxeljet India Pvt. Ltd to pursue opportunities in the industrial 3D printing market in India. voxeljet India is headquartered in the city of Pune, a large automotive and manufacturing center near Mumbai. voxeljet China was established on April 11, 2016 and is located in the city of Suzhou, near Shanghai.

D.          PROPERTY, PLANTS AND EQUIPMENT

At December 31, 2017, we owned/leased the following five properties worldwide:

Location	Primary Usage:	Area (Sq. Feet)
EMEA
Friedberg, Germany	Headquarters, production space, office space	135,380
Milton Keynes, UK	Production space, office space	10,021

Asia Pacific
Pune, India	Office space	1,400
Suzhou, China	Production space, office space	7,400

Americas
Canton, Michigan, USA	Production space, office space	50,000

We believe that our existing facilities are adequate for our current and foreseeable requirements. The facilities in Friedberg, Germany are owned by voxeljet, while the facilities in UK, India, China and the US are leased.

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

We currently offer seven different 3D printer platforms, with build boxes that range from 300 × 200 × 150 millimeters to 4,000 X 2,000 X 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.4 liters per hour to 123.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA‑based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement.

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

We sold our first 3D printer in 2002 and commenced our on‑demand parts services business in 2003. As of December 31, 2017, we had an installed base of 147 printers worldwide, and we operated service centers in Germany, the United States, the United Kingdom and China.

Our revenues were € 23.2 million, € 22.3 million, and € 24.1 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Our net loss declined by € 2.8 million to a net loss of € 8.5 million in 2017 compared to a loss of € 11.3 million in 2016. In 2016 our net loss increased by € 1.7 million to a net loss of € 11.3 million compared to a loss of € 9.6 million in 2015.

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

Currency

As of December 31, 2017, we had operations in Germany, the United Kingdom, the United States, China and India. As a result, our revenue and earnings have exposure to a number of currencies, primarily the Euro, the U.S. dollar and the Chinese renminbi. As our presentation currency is the Euro, and the functional currencies of the businesses located outside of the Europe are primarily the U.S. dollar, the results of the businesses located outside of Europe must be translated each period to Euros. The financial statements of foreign subsidiaries are translated using the concept of the functional currency in accordance with IAS 21. The assets and liabilities of foreign subsidiaries are translated at the spot rate at the end of the period, while their income statement items are translated at average exchange rates for the respective periods. All resulting exchange differences are recognized in other comprehensive income. Gains and losses on foreign currency transactions primarily due to intercompany loans given to our subsidiaries are shown within other operating income and other operating expenses, respectively, in the consolidated statement of comprehensive loss. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

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

We believe that our investments in additional capacity in continental Europe and service centers in the United States, the United Kingdom, China and India should position us to generate growth in our Services segment in the future.

Key Measures of Our Business

We use several financial and operating metrics to measure our business. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the longer‑ term performance of our marketplace. The key metrics are as follows:

Revenues

Our revenues are generated primarily by sales of our 3D printers, consumables and custom 3D printed parts produced at our service centers. We operate in two segments: Systems and Services. The Systems segment derives its revenues from the sale of 3D printers and products and services related to our 3D printers, including consumables, which include particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts. Systems revenue also includes revenues associated with the leasing of 3D printers to customers; however, revenues related to the leasing of 3D printers is not material. Within the Systems segment, we also report revenues from tailoring and development services. The Services segment derives its revenues from the on‑demand printing of parts at our service centers.

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

EBITDA

Our EBITDA (earnings before interest, taxes, depreciation and amortization) is mainly influenced by the gross profit from our Systems segment and Services segment as well as from the operating expenses from the functions research and development, administration and sales and marketing. In addition, other operating expense and other operating income including gains and losses from foreign exchange transactions have an impact on EBITDA. The gross profit from our Systems segment is mainly driven by materials, labor and energy costs as well as movements in inventory reserves. The gross margin drivers for our Services segment relate to revenues, materials, labor and energy costs as well as facility costs. Costs for the non‑productive functions is influenced primarily by labor. Research and development expenses are partially driven by materials. One of the main drivers of expenses for the administrative function is legal fees while sales and marketing expenses are also influenced by commissions for sales agents.

Critical Accounting Policies and Significant Estimates

Please refer to “Note 5. Critical accounting judgment and key sources of estimation and uncertainty in item 18.”

Statements of Comprehensive Loss

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2017		2016
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€ 23,178	100%	€ 22,338	100%	€ 840
Cost of sales	13,824	59.6	15,435	69.1	(1,611)
Gross profit	9,354	40.4	6,903	30.9	2,451
Selling expenses	6,474	27.9	5,312	23.8	1,162
Administrative expenses	5,129	22.1	4,563	20.4	566
Research and development expenses	5,528	23.9	5,683	25.4	(155)
Other operating expenses	1,844	8.0	3,881	17.4	(2,037)
Other operating (income)	(1,001)	4.3	(1,417)	6.3	416
Operating loss	(8,620)	37.2	(11,119)	49.8	2,499
Finance expense	190	0.8	230	1.0	(40)
Finance (income)	(365)	1.6	(38)	0.2	(327)
Financial result	(175)	(0.8)	192	0.9	(367)
Net loss before income taxes	(8,445)	36.4	(11,311)	50.6	2,866
Income taxes	(80)	0.3	(2)	0.0	(78)
Net Loss	€ (8,525)	36.8%	€ (11,313)	50.6%	€ 2,788

Summary

Our revenues increased by € 0.9 million, or 4%, to € 23.2 million in 2017 from € 22.3 million in 2016. This is due to the increase in revenues from our Services segment amounting to € 2.4 million, mainly due to contributions from the German operation as well as voxeljet America and voxeljet China. This increase was significantly offset by a decrease in revenues of €1.5 million from our Systems segment mainly related to a decline in the number of printer sales partially offset by higher revenues from system related goods and services like consumables, spare parts and maintenance.

We were able to improve our gross profit from € 6.9 million in 2016 to € 9.4 million in 2017. This increase of € 2.5 million was mainly due to increase in gross margin in the Services segment of € 1.7 million, as well as our Systems segment of € 0.8 million.  In our Services segment, we received higher gross profit contribution from the German operation, our subsidiaries voxeljet America, as well as voxeljet China, which was established during the second quarter of 2016. Gross profit from voxeljet America improved due to a higher utilization rate of our service center. The improvement regarding the German operation mainly relates to the increase in revenues due to very strong economy in the central European market. The improvement within the System segment was mainly related to the reduction in the reserve for slow-moving inventory with a positive impact of € 0.5 million in 2017, compared to a charge to cost of sales in 2016 of € 1.0 million. In the next years, we expect our gross profit margin to stabilize to approximately 40%. Our consolidated gross profit margin was 40% in 2017 compared to 31% in 2016.

Our operating loss decreased by € 2.5 million to a loss of € 8.6 million in 2017 from a loss of € 11.1 million in 2016. This is mainly due to the significant improvement of our gross profit amounting to € 2.5 million as well as the decline of other operating expenses amounting to € 2.0 million, partially offset by the increase of selling expenses amounting to € 1.2 million, due to higher personnel expenses mainly related to higher headcount. In addition, administrative expenses increased by € 0.6 million primarily due to higher consulting fees related to the preparation of several financing activities. Other operating income decreased by € 0.4 million related to lower gains from foreign exchange transactions. The decrease in other operating expenses related primarily to impairment charges of € 1.4 million recorded in the third quarter of 2016 related to voxeljet UK within other operating expenses and lower foreign exchange losses of approximately € 0.5 million in 2017 as compared to 2016.

Revenues by Segment

The table below sets forth the change in revenues by segment from 2016 to 2017:

	Year Ended December 31,
	2017	2016	period-over- period change
	(€ in thousands)
Systems	€ 11,534	€ 13,081	€ (1,547)
Services	11,644	9,257	2,387
Total Revenues	€ 23,178	€ 22,338	€ 840

Revenues from the Systems segment for 2017 were € 11.5 million, a decrease of 12.2% over 2016. The Company sold ten new and five used and refurbished 3D printers during the year ended December 31, 2017 compared to fifteen new and three used and refurbished 3D printers in the prior year period.

Revenues from the Services segment for 2017 were € 11.7 million, which represents an increase of € 2.4 million or 24.7% over revenues of € 9.3 million in 2016. This increase was mainly due to a higher revenue contribution from the German operation and our subsidiaries voxeljet America and voxeljet China, which was established during the second quarter of 2016.  The increase in revenue at our German service center is due to the robust economy on the European market. The growth in revenue at our American service center resulted from a growing market penetration in the respective sales regions which is accompanied by a bigger customer base. This was partially offset by a lower revenue contribution from voxeljet UK.

Revenues by Geographic Region

The table below sets forth the change in revenues by geographic region from 2016 to 2017:

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	14,832	64.0%	13,364	59.8%
Asia Pacific	2,526	10.9	4,831	21.6
Americas	5,820	25.1	4,143	18.5
Total	23,178	100.0%	22,338	100.0%

We generated more than 60% of our revenues in the EMEA region with a growing relative proportion of our revenues. The portion of revenues in the Asia Pacific region declined due to lower printer sales, which was partially offset by increased sales from our Services segment. The growing revenues within the Services segment in this region reflects the growing market awareness provided by our subsidiary in China. Regarding the Americas region, the portion of revenues increased due to both segments Systems and Services.

Gross Profit and Gross Profit Margin

Total gross profit for 2017 significantly improved, which was mainly related to the stronger gross margin from our voxeljet America subsidiary in the Services segment. Our Systems segment also contributed to the improvement due to a timing effect on the release of inventory reserve in 2017. Overall, we were also able to improve our gross profit margin from 40% in 2017 compared to 31% in 2016.

The table below sets forth gross profit and gross profit margin for our Systems and Services segments for the presented periods:

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Amount	Gross margin as percentage of relevant segment revenues	Amount	Gross margin as percentage of relevant segment revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€ 3,921	34.0%	€ 3,197	24.4%	€ 724
Services	5,433	46.7	3,706	40.0	1,727
Total	€ 9,354	40.4%	€ 6,903	30.9%	€ 2,451

Gross profit for our Systems segment increased to € 3.9 million in 2017 from € 3.2 million in 2016, while the gross profit margin was also higher, with an increase by 9.6% to 34.0% in 2017 from 24.4% in 2016. This was mainly due to a reduction in our reserve for slow-moving inventory amounting to € 0.5 million, in contrast to a charge of € 1.0 million to the reserve in 2016. In addition, the product mix from the Systems segment was less favorable compared to the prior year.

Gross profit for our Services segment in 2017 amounted to € 5.4 million, an increase of € 1.7 million compared to 2016. The gross profit margin increased from 40.0% in 2016 to 46.7% in 2017. This was mainly related to the increase in revenues, accompanied by a better utilization of the service centers regarding our subsidiaries voxeljet America and voxeljet China, which was established during the second quarter of 2016. As a consequence gross profit margins of voxeljet America as well as voxeljet China improved. The gross profit margin at our German operation remained constant, while the gross profit contribution from voxeljet UK decreased. The weaker gross profit margin from our service center in the UK was mainly due to a lower utilization.

Operating Expenses

As shown in the table below, total operating expenses remained on the same level amounting to € 18.0 million in 2017 and € 18.0 million in 2016, and decreased to 77.5% of revenues compared to 80.7% in 2016. This decrease was mainly due to a significant reduction regarding other operating expenses, showing a decline of € 2.0 million. In 2016, we recognized a € 1.4 million impairment related to voxeljet UK. In addition, net foreign losses of € 2.1 million in 2016 were lower in 2017 amounting to € 1.6 million. The improvement was significantly offset by higher selling expenses, showing an increase of € 1.2 million, mainly due to higher personnel expenses related to an increase in headcount of our sales force. The increase in administrative expenses was mainly related to higher costs related to new financing activities. Research and development expenses showed a slight decrease.

	Year Ended December 31,
	2017		2016
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€ 6,474	27.9%	€ 5,312	23.8%	€ 1,162
Administrative expenses	5,129	22.1	4,563	20.4	566
Research and development expenses	5,528	23.9	5,683	25.4	(155)
Other operating expenses	1,844	8.0	3,881	17.4	(2,037)
Other operating (income)	(1,001)	(4.3)	(1,417)	(6.3)	416
Total	€ 17,974	77.5%	€ 18,022	80.7%	€ (48)

In 2017, we continued to invest in research and development. Our research and development expenses amounted to 23.9% of our revenues in 2017. Therefore the ratio remained almost unchanged compared to 2016.

Administrative expenses mainly included personnel expenses as well as consulting fees. The majority of our selling expenses were personnel expenses and distribution expenses such as freight and commissions for sales agents.

Operating Loss

Operating loss and operating loss as a percentage of total revenues in 2017 and 2016 were as follows:

	Year Ended December 31,
	2017		2016
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating loss	€ (8,620)	(37.2)%	€ (11,119)	(49.8)%	€ 2,499

We had an operating loss of € 8.6 million in 2017, a decrease of € 2.5 million compared to an operating loss of € 11.1 million in 2016 as gross profit significantly improved.

Loss

In 2017 we had a loss of approximately € 8.5 million compared to a loss of € 11.3 million in 2016 resulting from the higher operating loss in 2016.

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2016		2015
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€ 22,338	100%	€ 24,064	100%	€ (1,726)
Cost of sales	15,435	69.1	17,147	71.3	(1,712)
Gross profit	6,903	30.9	6,917	28.7	(14)
Selling expenses	5,312	23.8	6,922	28.8	(1,610)
Administrative expenses	4,563	20.4	5,178	21.5	(615)
Research and development expenses	5,683	25.4	5,470	22.7	213
Other operating expenses	3,881	17.4	888	3.7	2,993
Other operating (income)	(1,417)	6.3	(2,130)	8.9	713
Operating profit (loss)	(11,119)	49.8	(9,411)	39.1	(1,708)
Finance expense	230	1.0	277	1.2	(47)
Finance (income)	(38)	0.2	(158)	0.7	120
Financial result	192	0.9	119	0.5	73
Net profit (loss) before income taxes	(11,311)	50.6	(9,530)	39.6	(1,781)
Income taxes	2	0.0	(64)	0.3	66
Profit (loss)	€ (11,313)	50.6%	€ (9,594)	39.9%	€ (1,719)

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

Revenues by Segment

The table below sets forth the change in revenues by segment from 2015 to 2016:

	Year Ended December 31,
	2016	2015	period-over- period change
	(€ in thousands)
Systems	€ 13,081	€ 11,113	€ 1,968
Services	9,257	12,951	(3,694)
Total Revenue	€ 22,338	€ 24,064	€ (1,726)

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

Operating Loss

Operating loss and operating loss as a percentage of total revenues in 2016 and 2015 were as follows:

	Year Ended December 31,
	2016		2015
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating profit (loss)	€ (11,119)	(49.8)%	€ (9,411)	(39.1)%	€ (1,708)

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

Reconciliation of EBITDA to Net Loss

	2017	2016	2015	2014	2013
	(€ in thousands)
Net loss	€ (8,525)	€ (11,313)	€ (9,594)	$ (4,332)	$ (2,714)
Income taxes	80	2	64	(32)	358
Financial result	(175)	192	119	173	343
Depreciation and Amortization	3,163	2,542	2,982	2,143	1,493
EBITDA	€ (5,457)	€ (8,577)	€ (6,429)	€ (2,048)	€ (520)

B.          LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2017, we had cash and cash equivalents of € 7.6 million and held investments in four bond funds of € 14.0 million. These cash resources are sufficient to finance our near‑term growth strategy, which includes the development of our service centers in Germany, North America, the UK and China.

To meet the demand for our Services business and to increase capacity, we will require investment in additional printers to be used in our expanding Service operations. In 2018, we plan to invest in additional 3D printers at our service centers, especially voxeljet America as well as voxeljet China and equipment in order to increase printing capacity as well as in our ERP-system.

Currently, we believe that our existing capital resources will be sufficient to support our business plan. If we anticipated that our actual results may differ from our business plan, we believe that we have sufficient capabilities to determine cost saving measures to preserve capital. Further, we are also contemplating other sources to raise additional capital to support our growth strategy through the issuance of additional debt, equity or other alternatives or a combination of those.

In 2016, we concluded new loan agreements with Kreissparkasse Augsburg, Germany, to finance the construction of new office and production facilities in Friedberg: (i) in May 2016, we entered into a € 1.0 million loan agreement due April 30, 2021. Interest is payable at a fixed rate of 2.35%; (ii) in September 2016, we entered into a € 2.0 million loan agreement due May 31, 2038. Interest is payable at a fixed rate of 2.47%; (iii) In October 2016, we entered into a € 0.7 million loan agreement due September 30, 2021. Interest is payable at a fixed rate of 2.29%; and (iv) in December 2016, we entered into a € 1.0 million loan agreement due January 31, 2038. Interest is payable at a fixed rate of 2.72%. Among other terms, the loan agreements contain (i) certain covenants, including that we deposit € 2.0 million with Kreissparkasse Augsburg until we have reached certain ratio with respect to its ability to service the debt by the end of fiscal year 2019, and (ii) change of control provisions concerning the ownership of the Company by our executive officers, Dr. Ingo Ederer and Rudolf Franz. In case we fail to meet that ratio by the end of its fiscal year 2019, we are obliged to pledge € 2.0 million for the benefit of the lender. In addition, the land owned by us upon which the facilities have been built as well as three 3D printers serve as collateral under the loan agreements.

On November 9, 2017, the European Investment Bank (“EIB”) and the Company entered into a Finance Contract and Synthetic Warrant Agreement to support the Company’s undertaking of research and development projects for growth from 2017 to 2020. The contract provides a credit of € 25 million in up to three tranches at the amounts of € 10 million € 8 million and € 7 million, respectively.

Under the Contract, the Company may borrow under the credit up to €25 million, subject to a limit of 50% of the total research and development expenditures and manufacturing capital expenditures from 2017 to 2020. The annual interest rates for the three tranches are 0%, 7% and 3%, respectively. The Company may draw down the second and third tranche only if certain revenue and EBITDA conditions are met. The Contract also includes a financial covenant that requires the Company to meet certain minimum financial ratios from 2019 to 2025. Under a First Demand Guarantee Agreement the Finance Contract is guaranteed by the voxeljet USA subsidiary.

The total research and development expenditures and manufacturing capital expenditures are expected to be €10.5 million, €12.3 million, €14.0 million, and €16.2 million from fiscal year 2017 to 2020, respectively.

Under the first tranche of €10 million received on December 22, 2017, the EIB under the Synthetic Warrant Agreement is entitled to receive cash consideration equal to the market value of 195,790 ordinary shares of the Company (or equivalent number of ADSs) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down).

As of December 31, 2017 we had available lines of credit with two German banks totaling € 0.2 million. Interest rates across the credit lines varied from 5.15% to 6.80% as of December 31, 2017.

Cash Flow

Our primary sources of cash in 2017 were our borrowing from the EIB, revenues and cash reserves. Our primary uses of cash have traditionally been to finance our operations (to the extent our operating costs exceed revenues), assets and our working capital.

The table below sets forth cash flows from operating, investing and financing activities for 2015, 2016 and 2017:

	2017	2016	2015
	(€ in thousands)
Cash provided by (used in) operating activities	€ (7,082)	€ (13,338)	€ (11,950)
Cash provided (used in) investing activities	(4,683)	15,466	7,117
Cash provided by (used in) financing activities	11,279	3,616	€ (1,099)
Increase (decrease) in cash and cash equivalents	€ (486)	€ 5,744	€ (5,932)

Our cash and cash equivalents slightly decreased from € 7.8 million at December 31, 2016 to € 7.6 million at December 31, 2017. In 2017 we invested a significant portion of the cash received from EIB in bond funds, offset by proceeds from sale of certain investments of € 4.1 million. The total amount of short term financial assets increased by € 1.4 million from € 12.6 million in 2016 to € 14.0 million.

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

Operating Activities

Net cash used in operating activities was € 7.1 million for the year ended December 31, 2017 compared to cash used in operating activities of € 13.3 million for the year ended December 31, 2016, a decrease in cash used € 6.2 million. This was primarily due to the effect of changes in operating assets and liabilities, including working capital.

Net cash used in operating activities was € 13.3 million for the year ended December 31, 2016 compared to cash used in operating activities of € 11.9 million for the year ended December 31, 2015, an increase in cash used of € 1.4 million. This was primarily due to increased working capital.

Investing Activities

Investing activities consist primarily of capital expenditures to support our growth and investments in bond funds. In 2017, we spent the majority of our capital expenditure on our production facility in Germany and United Kingdom. We invested € 5.5 million of the proceeds from the EIB loan into bond funds in 2017 compared to € 35.0 million in 2016. In 2017, we sold € 5.5 million of our investments, as compared to € 15.8 million in 2016.

We invested approximately € 3.4 million in infrastructure, plant and machinery as well as equipment compared to € 3.7 million in 2016.

Financing Activities

In 2017, financing cash flows consisted primarily of the proceeds from long‑term debt amounting to € 12.6 million in relation to the EIB loan as well as further loans related to the construction of our new office and production facilities in Friedberg.

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

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development is a key part of our strategy to develop new material sets and enhancements to our 3D printers. Our research and development expenses totaled € 5.5 million, € 5.7 million, and € 5.5 million for the years ended December 31, 2017, 2016, and 2015, respectively. For further information on our policies and practices regarding research and development, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. The target for the next years is to become cash neutral and in addition identify further funding sources.

E.          OFF BALANCE SHEET ARRANGEMENTS

We are not a party to any off balance sheet arrangements.

F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

Future contractual payments as of December 31, 2017 consisted of long‑ term debt, operating leases and finance leases, which are discussed in greater detail below.

	December 31, 2017
	(€ in thousands)
	Total	Less than a year	1-3 years	3-5 years	More than 5 years
Bank overdrafts, lines of credit and long-term debt	23,481	1,016	1,843	15,587	5,035
Leases:
Operating	1,646	486	762	398	--
Finance	495	320	132	43	--
Total	25,622	1,822	2,737	16,028	5,035

Leases

Operating

We have entered into various operating leases for certain manufacturing facilities, office and warehouse spaces, equipment and vehicles. We expect leases that expire to be renewed or replaced by leases on other properties. Rental expense amounted to € 0.1 million, € 0.1 million, and € 0.1 million in 2017, 2016, and 2015, respectively.

Finance

Our finance leases relate primarily to production machinery. Prior to 2015, we have entered into sale and leaseback transactions on self‑produced 3D printers, which were sold to banks and leased back to be used in our Services segment.

G.          SAFE HARBOR

See “Special Note Regarding Forward Looking Statements” on page 1 of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s annual general shareholders’ meeting) and their principal occupations outside of our company as of March 1, 2018:

Name	Age	Term Expires	Principal occupation
Peter G. Nietzer (Chairman)	57	2019	Managing director of asset management firm
Dr. Stefan Söhn (Vice Chairman)	63	2019	Consultant and lawyer
Eberhard Weiblen (Member)	53	2019	Management Consultant

Prof. Dr. Dr. Joachim Heinzl informed the Company on April 3, 2017 of his decision to resign from his position as a member of the Supervisory Board of the Company for health reasons, effective the end of the General Meeting held in 2017.

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

The following is a brief summary of the business experience of the members of our Supervisory Board:

Peter Nietzer, born in 1960 in Heilbronn, Germany, has been the chairman of our Supervisory Board since July 2, 2013. Mr. Nietzer has served as owner and managing director of KITES Industriebeteiligungen GmbH, a private investment holding company, and of M59 Advisory Services, since January 2013 and as Partner and Chief Financial Officer of GermanCapital GmbH, a private equity company he co‑founded and that specializes in mid‑market buy‑outs, since July 2005. Mr. Nietzer has served as a Non‑Executive Director of Cognis Credit Opportunities Fund Ltd., Cognis Credit Opportunities Master Fund Ltd. and Cognis Credit Opportunities Manager (Cayman) Ltd. since September 2013 until December 31, 2016. Since April 2000, Mr. Nietzer has been an executive board member and Managing Partner of Felicitas GmbH (which was previously known as GI Ventures AG), a fund management company he helped found. Mr. Nietzer served as a Managing Director in the private equity unit of PartnersGroup AG from January to October 2011. Mr. Nietzer holds a M.B.A. from Friedrich‑Alexander University Erlangen‑Nürnberg, Germany. We believe that Mr. Nietzer’s over 16 years of experience in private equity and venture capital and his previous roles as a Supervisory Board member provide him with valuable insight into our business, particularly in the areas of financing and acquisition opportunities, while his focus on technology companies gives him insight into our operations and industry. In addition, Mr. Nietzer’s work as a chief financial officer provides the Supervisory Board with expertise in financial matters.

Dr. Stefan Söhn, born in 1954 in Düsseldorf, Germany, has been the vice chairman of our supervisory board since July 2, 2013. Since January 2010, Dr. Söhn has served as a Partner and Managing Director of MultiTrust Capital Partners GmbH (formerly MBL China Consulting GmbH), as owner and manager of Söhn Industrial Consulting and Head of China Desk of Sonntag & Partner Wirtschaftsprüfer, Steuerberater, Rechtsanwälte in Augsburg and Munich, Germany (until 2014). Dr. Söhn held executive positions at KUKA Systems GmbH, an equipment supplier to the automotive industry, from July 2000 to December 2009, serving as its Chief Financial Officer from July 2000 to December 2006 and as its Chief Executive Officer from January 2007 to December 2009. During his time at KUKA Systems GmbH, Dr. Söhn led the successful expansion of its business in Asia. Dr. Söhn holds a law degree from the University of Augsburg, Germany and a Master of Science in Management for the London Business School.

Eberhard Weiblen, born in 1964 in Metzingen, Germany, is a member of our Supervisory Board since May 2017. Since 1995, Mr. Weiblen is part of Porsche Consulting in Germany. He was the sole managing director between 1998 and 2007 and has been the chairman of the supervisory board ever since. In addition Mr. Weiblen serves as Chairman of the Shareholders' Committee of Porsche Consulting S.r.l., Milan, Italy, Porsche Consulting, Inc., Atlanta, USA and Porsche Consulting Ltd., Shanghai, China. His great wealth of experience in business management and consultation, for international projects with focus in the automotive and mechanical engineering industry, makes him a seamless fit for the voxeljet AG. Before his career, he has gained extensive experience in consulting at the tax and accounting consulting agency Arthur Andersen. Mr. Weiblen studied technically oriented business administration at the University of Stuttgart, Germany, with a focus on controlling, marketing, and manufacturing engineering.

Management Board

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of March 1, 2018:

Name	Age	Term Ends	Position
Dr. Ingo Ederer	50	June 30, 2021	Chief Executive Officer
Rudolf Franz	50	June 30, 2021	Chief Financial Officer, Chief Operating Officer

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

Rudolf Franz, born in 1967 in Friedberg, Germany, has been one of our shareholders through his venture fund Franz Industriebeteiligungen AG since 2003. Since 2003 he is focusing as Chief Operation Officer on marketing and sales, finance and controlling and administration. In addition, he has held the position of Chief Financial Officer since 2013. Mr. Franz has been a member of the supervisory board of FORUM Media Group GmbH since 2015. Mr. Franz has been the chairman of the supervisory board of Rettenmeier Holding AG from 2011 until 2014. From 2007 to 2009, Mr. Franz served as the Chairman of the supervisory board of Hama Holding GmbH and from 2005 to 2009 as the chairman of the supervisory board of Wavelight AG. In 1995, Mr. Franz was appointed as investment manager of Technologieholding VC GmbH, an international venture capital fund that invested in European technologies, and became partner in 1997, where he was responsible for managing the Munich investment team. After he sold his shares in Technologieholding VC GmbH to 3i Group plc in 2000, Mr. Franz served as Managing Director of 3i Group plc and was responsible for technology investments in the German‑speaking market from 2000 to 2002. Mr. Franz studied political economics and industrial engineering at the University of Augsburg and the University of Munich and earned a master’s degree from the University of Applied Science Munich in 1991.

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

In 2018, the two members of our Management Board are collectively entitled to receive total compensation of up to € 1.5 million, which includes base salary, bonus payments, employee stock options and other compensation as a result of other benefits as described above. In 2017, the two members of our Management Board collectively received total compensation of € 1.0 million, which included base salary, stock options and other compensation.

Compensation of Supervisory Board Members in the Business Year 2017

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

The following description, as far as it relates to our articles of association, is based on the articles of association, as last amended by our general shareholders’ meeting on May 31, 2016.

Supervisory Board

Our Supervisory Board currently consists of three members, which is the minimum number of members allowed under German law. As we grow, our Supervisory Board may be required to include employee representatives subject to the provisions of the German One‑Third Employee Representation Act (Drittelbeteiligungsgesetz) or the German Codetermination Act (Mitbestimmungsgesetz).

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

Our Supervisory Board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. On May 27, 2014, Peter Nietzer, Dr. Stefan Söhn and Prof. Dr. Joachim Heinzl were elected as members of our Supervisory Board by the general shareholders' meeting for a term that ends on the day of the shareholders’ meeting which resolves on the discharge of the Supervisory Board for the business year 2018. The members of our Supervisory Board have elected Peter Nietzer as chairperson and Dr. Stefan Söhn as vice chairperson, each for the term of their respective membership on our Supervisory Board. Prof. Dr. Dr. Joachim Heinzl resigned from his office as member of the Supervisory Board of the Company for health reasons with effect from the end of the General Meeting on May 31, 2017. Following the recommendation of the Compensation and Nomination Committee, the shareholders at general shareholders' meeting on May 31, 2017 elected Eberhard Weiblen as member of the Supervisory Board from the end of the Annual General Meeting in 2017 for a term that ends on the day of the shareholders’ meeting which resolves on the discharge of the Supervisory Board for the business year 2018.

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

Section 2(2) sentence 2 of the rules of procedure of our Supervisory Board provides that a Supervisory Board member may not continue to serve on our Supervisory Board past his or her 75th birthday.

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

Under Article 7 no.1 of its internal rules of procedure, the supervisory board has set up and appointed a Compensation and Nomination Committee and an Audit Committee.

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

•	preparation of the resolutions of the Supervisory Board to file an application to the court to reduce the compensation paid to the Management Board members under Section 87 (2) AktG;

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

All current members of the Supervisory Board are members of the Compensation and Nomination Committee. Our S has determined that each member of the Compensation and Nomination Committee satisfies the independence requirements of the New York Stock Exchange.

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

•

the commissioning of the auditors to conduct the audit, agreeing on additional services to be provided by the auditors under the auditor’s assignment, the establishment of the scope and the main review points of the audit and agreeing upon a fee with the auditors;

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

The Audit Committee consists of three members. The chairman of the Audit Committee shall not be a former member of our management board whose appointment ended less than two years prior to his or her appointment as chairman of the Audit Committee.

Furthermore, the chairman of the Audit Committee shall have special knowledge and experience in the application of accounting principles and internal control procedures and shall therefore qualify as an “audit committee financial expert” as defined under the Exchange Act.

Management Board

Overview

Under German law and the company’s articles of association, the Management Board must consist of one or more persons and the Supervisory Board determines the exact number of members of the Management Board. The Supervisory Board also appoints the chairman and the deputy chairman of the Management Board, if any. Currently, the Management Board consists of two members, with Dr. Ingo Ederer appointed as Chief Executive Officer and Rudolf Franz appointed as Chief Financial Officer and Chief Operating Officer.

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

According to our articles of association, as long as there are two or more Management Board members, either (i) two Management Board members or (ii) one Management Board member acting jointly with an authorized representative (Prokurist) have the authority to act on our behalf. The Supervisory Board may grant any Management Board member the right to represent us alone and may release any member of the Management Board from the restrictions on multiple representations under Section 181, 2nd Alternative of the German Civil Code (Bürgerliches Gesetzbuch).

Under the Management Board member service agreements and by a special resolution of the Supervisory Board, all members of the Management Board have been granted authority to represent us alone and were released from the restrictions imposed by Section 181, 2nd Alternative of the German Civil Code.

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

Section 3(7) sentence 3 of the rules of procedure of our Supervisory Board provides that a Management Board member shall not continue to serve on our management board past his or her 65th birthday.

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

Each service agreement can be terminated prior to June 30, 2021 only (i) by the member of the Management Board exercising a special termination right (Sonderkündigungsrecht) in case of a change of control of voxeljet (as defined in the service agreement), if and to the extend such change of control leads to a material change of the position of the member of the Management Board, (ii) by us if we terminate the appointment of the member of the Management Board for cause or (iii) if the member of the Management Board terminates the service agreement for cause.

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

The new service agreements provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) of up to 30% of the yearly base salary, as well as a long-term performance award for a three-business-year period (long-term bonus) of up to 100% of the yearly base salary. The performance targets of the annual and long-term bonuses are a mixture of certain financial and non-financial targets, such as revenue, profitability and liquidity targets as well as personal goals. In addition to the fixed and variable remuneration components, each member of the Management

Board is entitled to additional benefits (including company car arrangements, mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses.

German Corporate Governance Code

The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on February 7, 2017 and published in the German Federal Gazette (Bundesanzeiger) on April 24, 2017. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and general shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

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

Following our listing on the New York Stock Exchange in October 2013, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 31, 2013, we issued and published our first annual compliance declaration and on December 15, 2014 we published our second annual compliance declaration. Our third and fourth annual compliance declaration was published on December 16, 2015 and December 14, 2016, respectively. Our fifth annual compliance declaration was published on December 12, 2017. You can find our annual compliance declarations on our website at investor.voxeljet.com. This website address is included in this annual report as an inactive textual reference only.

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

However, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations, the current declaration was published on December 12, 2017.

D.          EMPLOYEES

The majority of our current employees are located in Germany, paid in euros and subject to German labor law. A few of our employees are members of a labor union; however, voxeljet AG is not bound by any collective bargaining agreement. On June 23, 2016, our employees voted for the first workers council of voxeljet AG. According to the German Betriebsverfassungsgesetz (BetrVG), § 9, the workers’ council has 9 members. In its inaugural meeting on July 7, 2016, the workers’ council has officially started its work for the employees of the voxeljet AG. We consider our employee relations to be good and have never experienced a work stoppage.

The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,

	2017	2016	2015
Management board (Vorstand)	2	2	2
Managing director	4	4	2
Research and development	49	56	43
Systems	87	83	63
Services	52	47	38
Sales and marketing	51	41	31
Financial	51	49	44
Total	296	282	223

E.          SHARE OWNERSHIP

Supervisory Board

The former supervisory board member Prof. Dr. Joachim Heinzl holds 72,145 of our ordinary shares, which represented 1.9% of our ordinary shares as of December 31, 2017. None of the other members of the supervisory board held any of our ordinary shares as of December 31, 2017.

Management Board

Our CEO and founder, Dr. Ingo Ederer, holds 578,695 of our ordinary shares, which represented 15.6% of our ordinary shares as of December 31, 2017.

Our CFO and COO, Rudolf Franz, holds 259,415 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 7.0% of our ordinary shares as of December 31, 2017.

On April 7, 2017 each member of the management board was granted with 69,750 shares of equity settled stock options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information, as of March 1, 2018, regarding the beneficial ownership of our ordinary shares.

5% Shareholders and Members of our
Supervisory and Management Boards	Number(1)	Percent(1)
Dr. Ingo Ederer	578,695	15.6%
Startkapital-Fonds Augsburg GmbH(2)	259,415	7.0%
Franz Industriebeteiligungen AG(3)	259,415	7.0%
Rudolf Franz(4)	259,415	7.0%
Peter Nietzer	--	--
Dr. Stefan Söhn	--	--
Eberhard Weiblen	--	--
All Members of our Supervisory and Management Boards as a Group (5 persons):	838,110	22.5%

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2017, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul‑Lenz Straße 1a, 86316 Friedberg, Germany.

(1)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)Marcus Wagner is the managing director of Startkapital Fonds Augsburg GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Startkapital Fonds Augsburg GmbH is Stettenstraße 1, 86150 Augsburg, Germany.

(3)Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of the shares held by it. Bärbel Franz is the spouse of Rudolf Franz. The address for Franz Industriebeteiligungen AG is Am Silbermannpark 1b, 86161 Augsburg, Germany.

(4)	Consists entirely of ordinary shares held by Franz Industriebeteiligungen AG.

As of December 31, 2017, there were thirteen holders of record entered in our share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. Each ADS represents one‑fifth of an ordinary share. As of December 31, 2017, Citibank, N.A. held 2,256,805 ordinary shares representing 60.7% of the issued share capital held at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Franz Industriebeteiligungen AG, Augsburg, Germany, is owned by Mrs. Bärbel Franz, Mr. Simon Franz, Mrs. Lisa Franz and Mr. Rudolf Franz who has been the Chief Financial Officer of voxeljet AG since 2013. Franz Industriebeteiligungen AG rents office space in Augsburg, Germany to voxeljet AG. Rental expenses amounted to kEUR 2, in 2017. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amounted to kEUR 2 in 2017. Such transactions are ongoing and will continue in 2018.

Further, voxeljet acquired goods amounting to kEUR 15 in 2017 from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

Service Agreements

We have entered into service agreements with the members of our Management Board. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

C.          INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be subject to various claims or legal, arbitration or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to any legal, arbitration or administrative proceedings which, in the opinion of our management, may have or have had in the recent past, significant effects on our business, financial condition or results of operations, including governmental proceedings pending or known to be contemplated.

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

B.          SIGNIFICANT CHANGES

Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2017.

ITEM 9.  THE OFFER AND LISTING

A.          OFFER AND LISTING DETAILS

Price History

Our ADSs, each representing one‑fifth of an ordinary share, have been listed on the New York Stock Exchange since October 18, 2013. Our ADSs are listed for trading on the New York Stock Exchange under the symbol “VJET.”

The following table sets forth for the periods indicated the reported high and low sale prices of our ADSs on the New York Stock Exchange:

	High	Low
Year ended:
December 31, 2014	$47.98	$7.29
December 31, 2015	$10.40	$4.33
December 31, 2016	$6.45	$2.87
December 31, 2017	$5.99	$2.69
Quarter ended:
March 31, 2016	$6.10	$3.74
June 30, 2016	$6.45	$4.37
September 30, 2016	$4.96	$4.03
December 31, 2016	$4.75	$2.87
March 31, 2017	$3.58	$2.69
June 30, 2017	$5.80	$2.69
September 30, 2017	$5.82	$3.65
December 31, 2017	$5.99	$4.57
March 31, 2018(1)	$5.38	$3.35
Month ended:
September 2017	$5.82	$3.75
October 2017	$5.99	$4.91
November 2017	$5.72	$4.77
December 2017	$5.25	$4.57
January 2018	$5.38	$4.57
February 2018	$5.01	$3.35
March 2018(2)	$4.07	$3.48

(1)	For the period of January 1, 2018 through March 20, 2018.

(2)	For the period of March 1, 2018 through March 20, 2018.

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

This discussion is based on German tax laws, including, but not limited to interpretation circulars issued by German tax authorities, which are not binding on the courts, and the Treaty. It is based upon tax laws in effect at the time of preparation of this annual report (March 2018). These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

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

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between shares held as private assets (Kapitalvermögen) and shares held as business assets (Betriebsvermögen).

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

For foreign tax credit purposes, our dividend distributions will generally constitute income from sources outside the United States and be “passive” income for purposes of computing the foreign tax credit allowable to the U.S. holder.

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

We believe that we were not a PFIC for our taxable year ending December 31, 2017. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2017 or for future taxable years.

If we were to be treated as a PFIC, the U.S. federal income tax consequences to a U.S. holder of the acquisition, ownership, and disposition of our ADSs or ordinary shares will depend on whether such U.S. holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. holder who makes a QEF election will be taxed currently on such U.S. holder’s pro rata share of our annual ordinary income and capital gains (each separately stated). We do not intend to furnish holders with the information necessary to make a QEF Election. A U.S. holder may make a Mark-to-Market Election if our shares or ADSs are “market stock,” and would, as a result of such election, include as ordinary income the excess of the fair market value of such U.S. holder’s ADSs or ordinary shares at year-end over such U.S. holder’s basis in those ADSs or ordinary shares.  In addition, any gain recognized upon a sale of ADSs would be taxed as ordinary income in the year of sale.

A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election  (a Non-Electing U.S. Holder) would be subject to special adverse tax rules with respect to (i) “excess distributions” received on our ADSs or ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A Non-Electing U.S. Holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for our ADSs or ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.

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

Interest Rates

We assess our exposure to market risk for changes in interest rates as low, as our loans have entirely fixed interest rates, with one exception. An immediate 10% change in interest rates would not have a material effect on our financial condition or results of operations. For the first tranche of the loan received by the European Investment Bank amounting to € 10.0 million, there exists a cash-settled warrant at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down).

Equity price risk

The Company is exposed to equity price risks which arise from derivative financial instruments associated with a loan which the European Investment Bank depend upon the Company’s share price. Changes in the Company’s share price will affect the value of an equity forward derivative instrument (increasing share prices as compared to the share price at disbursement date will lead to a negative fair value of the derivative, decreasing share prices will lead to a positive fair value of the derivative).

Foreign Exchange Rates

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the eurozone to which we sell are generally not considered to be highly inflationary. Approximately 44.0% and 47.0% of our revenues were derived from sales outside of the eurozone region in 2017 and 2016, respectively. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in euro based on period‑end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended on December 31, 2017.

ITEM 15  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2017, the Company, under the supervision of the Audit Committee and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures.

Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2017 the Company did not maintain effective disclosure controls and procedures because of a material weakness in connection with the application of IFRS for non-standard transactions.

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

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (2013 Framework). Based on that assessment, management believes that, as of December 31, 2017, the Company's internal control over financial reporting was not effective because management has identified a material weakness in the Company's internal control over financial reporting. We identified a material weakness in the design and operation of controls over the application of IFRS for non-standard transactions including revenue recognition for non-standard service transactions. Specifically, the revenue recognition for non-standard service transactions are not reviewed in sufficient detail by personnel with appropriate technical expertise to ensure that the accounting treatment in accordance with IFRS is appropriate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

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

Changes in Internal Control over Financial Reporting

As disclosed in Item 15. “Controls and Procedures” of our Annual Report on Form 20-F for the year ended December 31, 2016, we concluded that we did not have adequate internal controls over the valuation of work-in-process inventories. Specifically, we did not appropriately account for the effect of sales volume changes and market demand on the estimation of excess and obsolete reserves of our work-in-progress inventories.

We have taken the following actions within the business year 2017 to remediate the previously identified material weakness:

-	We established a bi-weekly production planning meeting, where the functions of sales, purchasing, assembly, finance and management attend
-	We consistently applied the policy for measuring the obsolescence of work in progress as established as of December 31, 2016
-	We implemented an advanced customer relationship management tool (SAP C4C), which provides us with a detailed data base of the global demand for 3D printers

In addition, during the fiscal year ended December 31, 2017, we implemented changes in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Specifically, we continued to expand our SAP ERP-System in the following areas:

-	SAP C4C:CRM solution for our sales force
-	SAP PP:Production planning in order to improve cost accounting within the manufacturing process
-	SAP MM:Approval workflow for outgoing orders

We believe the measures described above have remediated the material weakness we previously identified and strengthened our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2015, 2016, and 2017:

	December 31,
	2017	2016	2015
	(€ in thousands)
Audit fees	€ 528	€ 542	€ 490
Audit-related fees	46	--	--
Tax fees	--	14	68
All other fees	--	--	--
Total	€ 574	€ 556	€ 558

Audit services include the audit of our financial statements, the review of interim financial information and SEC registration statements, and statutory audits. Audit‑related services include services related to a Form F-3 filing. Tax Fees consist of fees for professional services for tax advice and tax planning. These services include consultation on tax matters and assistance regarding transfer pricing.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All services provided by the principal auditing firm in 2017 detailed in the table above were approved by the Audit Committee.

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

ITEM 18.  FINANCIAL STATEMENTS

See the following items starting at page F‑1:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Statements of Financial Position as of December 31, 2017 and 2016

(c)	Consolidated Statements of Comprehensive Loss for the years 2017, 2016, and 2015

(d)	Consolidated Statements of Changes in Equity for the years 2017, 2016, and 2015

(e)	Consolidated Statements of Cash Flows for the years 2017, 2016, and 2015

(f)	Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

Exhibit Number	Description of Exhibit
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

4.6†

Form of Finance Contract between European Investment Bank and voxeljet AG, dated November 9, 2017 (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the Commission on November 9, 2017).

4.7†

Form of First Demand Guarantee Agreement between European Investment Bank and voxeljet America Inc., dated November 9, 2017. (incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed with the Commission on November 9, 2017).

4.8†

Form of Synthetic Warrant Agreement between European Investment Bank and voxeljet AG, dated November 9, 2017. (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the Commission on November 9, 2017).

8.1*	Subsidiaries of voxeljet AG.
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

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

VOXELJET AG

/s/ Rudolf Franz
Name: Rudolf Franz
Title: Chief Financial Officer

Date: March 29, 2018

voxeljet AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board
voxeljet AG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of voxeljet AG and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2007.

Munich, Germany
March 29, 2018

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2017	2016
	Notes	(€ in thousands)
Current assets		37,774	37,506
Cash and cash equivalents		7,569	7,849
Financial assets	13	14,044	12,579
Trade receivables	7	5,093	4,133
Inventories	8	9,539	11,213
Income tax receivables		3	8
Other assets		1,526	1,724

Non-current assets		29,257	24,633
Financial assets	13	357	211
Intangible assets	10	1,111	842
Property, plant and equipment	11	27,698	23,521
Investments in joint venture		39	--
Other assets		52	59

Total assets		67,031	62,139

		December 31,
		2017	2016
	Notes	(€ in thousands)
Current liabilities		6,576	5,517
Deferred income		271	332
Trade payables		3,059	1,765
Financial liabilities	13	1,162	1,297
Other liabilities and provisions	12	2,084	2,123

Non-current liabilities		16,537	5,086
Deferred income		18	177
Deferred tax liabilities		66	1
Financial liabilities	13	16,413	4,817
Other liabilities and provisions	12	40	91

Equity		43,918	51,536
Subscribed capital	25	3,720	3,720
Capital reserves	25	76,227	75,827
Accumulated deficit		(37,480)	(28,971)
Accumulated other comprehensive income		1,380	873
Equity attributable to the owners of the company		43,847	51,449
Non-controlling interests		71	87

Total equity and liabilities		67,031	62,139

See accompanying notes to these consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
		2017	2016	2015
	Notes	(€ in thousands, except share and share data)
Revenues	19	23,178	22,338	24,064
Cost of sales	14	(13,824)	(15,435)	(17,147)
Gross profit		9,354	6,903	6,917
Selling expenses		(6,474)	(5,312)	(6,922)
Administrative expenses		(5,129)	(4,563)	(5,178)
Research and development expenses		(5,528)	(5,683)	(5,470)
Other operating expenses	15	(1,844)	(3,881)	(888)
Other operating income	15	1,001	1,417	2,130
Operating loss		(8,620)	(11,119)	(9,411)
Finance expense	16	(190)	(230)	(277)
Finance income	16	365	38	158
Financial result	16	175	(192)	(119)
Loss before income taxes		(8,445)	(11,311)	(9,530)
Income tax expense	17	(80)	(2)	(64)
Net loss		(8,525)	(11,313)	(9,594)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		505	1,111	(237)
Total comprehensive loss		(8,020)	(10,202)	(9,831)

Loss attributable to:
Owner of the Company		(8,509)	(11,287)	(9,594)
Non-controlling interests		(16)	(26)	--
		(8,525)	(11,313)	(9,594)

Total comprehensive loss attributable to:
Owner of the Company		(8,004)	(10,176)	(9,831)
Non-controlling interests		(16)	(26)	--
		(8,020)	(10,202)	(9,831)

Weighted average number of ordinary shares outstanding		3,720,000	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(2.29)	(3.04)	(2.58)

See accompanying notes to these consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(€ in thousands)
	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain (loss)	Total	Non-controlling interests	Total equity
Balance at January 1, 2015	3,720	75,671	(8,090)	(1)	71,300	--	71,300
Loss for the period	--	--	(9,594)	--	(9,594)	--	(9,594)
Net changes in fair value of available for sale financial assets	--	--	--	(213)	(213)	--	(213)
Foreign currency translation	--	--	--	(24)	(24)	--	(24)
Balance at December 31, 2015	3,720	75,671	(17,684)	(238)	61,469	--	61,469
Balance at January 1, 2016	3,720	75,671	(17,684)	(238)	61,469	--	61,469
Establishment of subsidiary with non-controlling interests	--	--	--	--	--	113	113
Loss for the period	--	--	(11,287)	--	(11,287)	(26)	(11,313)
Net changes in fair value of available for sale financial assets	--	--	--	50	50	--	50
Foreign currency translations	--	--	--	1,061	1,061	--	1,061
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	--	156	--	--	156	--	156
Balance at December 31, 2016	3,720	75,827	(28,971)	873	51,449	87	51,536
Balance at January 1, 2017	3,720	75,827	(28,971)	873	51,449	87	51,536
Loss for the period	--	--	(8,509)	--	(8,509)	(16)	(8,525)
Net changes in fair value of available for sale financial assets	--	--	--	37	37	--	37
Foreign currency translation	--	--	--	470	470	--	470
Deferred tax	--	14	--	--	14	--	14
Equity-settled share-based payment	--	386	--	--	386	--	386
Balance at December 31, 2017	3,720	76,227	(37,480)	1,380	43,847	71	43,918

See accompanying notes to these consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(8,525)	(11,313)	(9,594)
Depreciation and amortization	3,163	2,542	2,982
Foreign currency exchange differences on loans to subsidiaries	1,056	1,092	(24)
Impairment losses on goodwill and intangible assets	--	1,130	818
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	--	256	--
Share-based compensation expense	386	--	--
Impairment losses on trade receivables	237	367	--
Change in investment in joint venture	11	--	--
Change in fair value of the Performance Participation Interest	17	--	--
Change in derivative equity forward	(352)	--	--
Change in inventory allowance	(515)	954	1,118
Proceeds from customer loans	--	10	1,091
Deferred income taxes	79	--	(67)
Loss on disposal of assets	15	46	71

Change in working capital	(2,654)	(8,422)	(8,369)
Trade and other receivables, inventories and current assets	(2,978)	(6,784)	(8,494)
Trade payables	629	(27)	(584)
Other liabilities and provisions and deferred income	(310)	(1,657)	698
Income tax payable/receivables	5	46	11
Total	(7,082)	(13,338)	(11,974)

Cash Flow from investing activities

Decrease in Restricted Cash	206	--	--
Proceeds from disposal of property, plant and equipment and intangible assets	--	14	427
Payments to acquire property, plant and equipment and intangible assets	(3,374)	(3,700)	(1,402)
Proceeds from disposal of financial assets	4,077	34,979	68,344
Payments to acquire financial assets	(5,542)	(15,827)	(60,188)
Investment in Joint Venture	(50)	--	--
Total	(4,683)	15,466	7,181

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(166)	(159)	(64)
Repayment of sale and leaseback obligation	(384)	(535)	(816)
Repayment of finance lease obligation	(51)	(36)	(16)
Repayment from long-term debt	(732)	(378)	(203)
Proceeds of long-term debt	12,612	4,724	--
Total	11,279	3,616	(1,099)

Net increase (decrease) in cash and cash equivalents	(486)	5,744	(5,892)

Cash and cash equivalents at beginning of period	7,849	2,086	8,031
Changes to cash and equivalents due to foreign exchanges rates	206	19	(53)
Cash and cash equivalents at end of period	7,569	7,849	2,086

Supplemental Cash Flow Information
Interest paid	206	201	250
Interest received	16	39	123
Income taxes paid	--	2	--

Property, plant and equipment added under finance lease	123	57	43

See accompanying notes to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

voxeljet AG (in the following referred to as ‘voxeljet’, ‘Group’, or the ‘Company’) is a high‑tech company headquartered in Friedberg, Germany. The Company consists of voxeljet AG, voxeljet America Inc. (voxeljet America), voxeljet UK Ltd. (voxeljet UK), voxeljet India Pvt. Ltd (voxeljet India) and voxeljet China Co., Ltd. (voxeljet China) voxeljet AG owns 100% of the issued and outstanding shares of voxeljet America , voxeljet UK and voxeljet India as well as 95.83% of voxeljet China. As a manufacturer of three‑dimensional (“3D”) printing systems, voxeljet specializes in the development, production and distribution of industrial printing machines and the production and sale of customized printed products to industrial customers. The Company operates in two business divisions: Systems and Services. The  voxeljet Systems business division develops, manufactures and sells innovative 3D printers. Today, voxeljet has a product range that reaches from smaller entry models to large‑format machines, and therefore offers 3D printer systems for a wide range of application areas.

Through its Services business division, the Company also offers customized printed products such as sand molds and plastic models based on CAD data through its ‘on‑demand production’ service centers. In addition, the Company offers casting services to its customers. In those cases, the casting process is performed by external suppliers supported by voxeljet’s molds and models. Small‑batch and prototype manufacturers utilize the Company’s machines for the automatic, patternless manufacture of their casting molds and 3D models. The Company’s customer base includes automotive manufacturers, foundries and suppliers as well as companies from the arts and design industries as well as universities and research institutes.

2. Preparation of financial statements

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as set forth by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC).

The consolidated financial statements were authorized for issue by the Management Board on March 29, 2018.

These consolidated financial statements were prepared on the basis of historical cost except for the following items, which are measured on an alternative basis on each reporting date.

Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Monetary assets and liabilities denominated in foreign currencies	Translated at period-end exchange rates
Derivative financial instruments	Fair value

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

A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Interests in the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

Recognition of income and expenses

Revenues

Revenue from the sale of new or refurbished 3D printers is recognized upon the transfer of risks and rewards of ownership to the buyer, which is upon completion of the installation of 3D printers at the customer site and evidenced through final acceptance by the customer. The Company also recognizes revenue from printers, which are provided to customers under operating leases. Revenue from such transactions is recognized monthly on a straight‑line basis over the term of the lease agreement. Revenue from the sale of custom‑ordered printed products, consumables, or spare parts and other machine parts is recognized upon transfer of title, generally upon shipment. Revenue for all deliverables in sales arrangements is recognized to the extent that it is probable that the economic benefit arising from the ordinary activities of the business will flow to the Company and provided that the amount of revenue and the costs incurred or to be incurred in respect of the sale can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, which is fixed at the time of recognition of revenue. In instances where revenue recognition criteria are not met, amounts are recorded as deferred income in the accompanying statements of financial position.

The Company offers to customers, to operate their purchased 3D printer and perform 3D printing on custom-ordered printed products for a temporary period before the customers’ facility is configured according to required technical specifications. The Company recognizes sublease income paid by the customers under operating leases within other operating income in the statements of comprehensive loss over the term of the lease. The Company recognizes revenue from the sale of custom-ordered printed products from the customer’s purchased 3D printer, upon transfer of title, generally upon shipment.

The Company also provides development services to certain customers. The Company recognizes revenue from rendering of services in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed with reference to surveys of work performed. Generally work performed is measured based on milestones according to the project plan. Otherwise, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in the statements of comprehensive loss.

The Group provides customers with a standard warranty agreement on all machines for up to one year. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the machine.

After the initial one year warranty period, the Group offers its customers extended warranty and optional maintenance contracts. Extended warranty and maintenance contracts are provided for a period of twelve months and automatically extended for another twelve months if not cancelled on a timely basis. Extended warranty and maintenance service revenue is recognized on a straight-line basis under the contractual term.

Shipping, packaging and handling costs billed to customers for machine sales and sales of printed products and consumables are included in revenue in the consolidated statements of comprehensive loss. Costs incurred by the Company associated with shipping, packaging and handling are included in selling expenses in the consolidated statements of comprehensive loss.

The Company’s terms of sale generally require payment within 30 to 60 days after shipment of a product, although the Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with machine sales, the Company may, depending upon the circumstances, require deposits prior to shipment. In some circumstances, the Company may require payment in full for its products prior to shipment and may require international customers to furnish letters of credit. These deposits are reported as customer deposits included in other liabilities and provisions in the accompanying statements of financial position. Maintenance contracts are billed to customers in advance on a monthly, quarterly, or annual basis, depending on the contract and are initially recorded as deferred income in the statements of financial position.

In the course of the Company’s ordinary business activities refurbished 3D printers, which typically were operating in the Services segment on average for 1.5 to 2.5 years, are routinely sold to customers. Prior to sale, such printers are fully refurbished, which includes the installation of a new printhead. Proceeds from the sale of such refurbished 3D printers are recognized as revenue of the Systems segment.

Sales agents are used in connection with the sale of 3D printers. These sales agents receive sales commissions which are included in selling expenses in the consolidated statements of comprehensive loss. Such commissions are determined based on a percentage of the sale price for each sale initiated by the sales agent. Generally, commissions are paid only after the customer has paid the final invoice.

The Company grants certain licenses and intellectual property rights to third parties under contractual agreements which, among other things, requires the licensee to make payments to the Company. Revenue recognized from such agreements is based on the Company`s best estimate of license fees due as long as it is probable that the associated economic benefit will flow with the company.

Research and development expenses

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

Leases

Finance leases consist primarily of borrowings associated with sale and leaseback transactions involving 3D printers that were manufactured by the Company and used within the Services segment. Additionally, the Company has entered into finance lease agreements for 3D printers manufactured by third parties. Maturities of these finance leases extend to 2020. Leased assets are recognized at the lower of fair value or the present value of minimum lease payments and depreciated over the asset’s estimated useful life. Assets under finance leases are included in “Property, plant and equipment” in the statement of financial position. Gains on sale and leaseback transactions are recorded as deferred income in the statement of financial position and recognized as “Other operating income” over the respective lease term.

Operating leases consist of various lease agreements for the rental of manufacturing facilities, office and warehouse space, vehicles, and office and IT equipment, expiring in various years through 2020. Rent expense under operating leases is charged to profit or loss on a straight‑line basis over the term of the lease.

In 2017, voxeljet leased two 3D printers (2016: one 3D printer and 2015: five 3D printers) to customers under operating leases. Rental income is recognized on a straight‑line basis over the term of the lease as revenue and is reported within the Systems segment.

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

Employee stock option plan

In April 2017, the Supervisory Board adopted and approved Option Plan 2017. The plan authorizes to grant shares of equity-settled stock options to employees and members of the management board. The Company’s stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. The Company calculates the fair value of each option award on the date of grant under the Monte Carlo simulation model. The determination of the grant date fair value of the awards using a simulation model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the expected life of the awards, risk-free interest rates, and expected dividends. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on common stock and we do not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero.

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

The loans provided to voxeljet AG’s subsidiaries are not considered as net investments in foreign operations. Consequently, gains or losses from foreign exchange differences thereon are recognized in other operating income or expenses.

The exchange rates that are most relevant for voxeljet’s consolidated financial statements are as follows:

Average exchange rates to Euro

December 31,	Average Rate
	USD	GBP	INR	CNY
2017	1.1297	0.8767	73.5324	7.6290
2016	1.1069	0.8195	74.3717	7.3522
2015	1.1096	0.7258	71.1956	6.9733

Year end exchange rates to Euro

December 31,	Year End Rate
	USD	GBP	INR	CNY
2017	1.1993	0.8872	76.6055	7.8044
2016	1.0541	0.8562	71.5935	7.3202

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

The amortization of licenses is allocated to the cost of inventory and is included in cost of sales as 3D printers are sold; the amortization of software is mainly included in selling and administrative expenses.

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

Property, Plant and Equipment

Property, plant and equipment is carried at acquisition or manufacturing cost (for internally manufactured printers used in the Services segment) and depreciated on a straight‑line basis over the estimated useful lives of the related assets, taking into account estimated residual values. Except the sale of used printers, realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected within other operating income or other operating expenses in the consolidated statement of comprehensive loss. Subsequent expenditures are capitalized only if it is probable that voxeljet will receive additional economic benefits from the particular asset associated with these expenditures, and the costs can be determined reliably. Repair and maintenance expenditures are expensed as incurred. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. In those cases the assets are depreciated over their useful lives. Land is not depreciated. Additions to property, plant and equipment relating to self‑constructed 3D printers are considered non‑cash transactions.

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

Work in progress and finished goods

Work in progress and finished goods are measured at the lower of manufacturing cost and net realizable value. Manufacturing costs comprise all costs that are directly attributable to the manufacturing process, such as direct material and labor, and production related overheads (based on normal operating capacity and normal consumption of material, labor and other production costs), including depreciation charges. Net realizable value is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs of the sale. For purposes of determining net realizable value, selling expenses include all costs expected to be incurred to make the sale, primarily shipping, packaging and handling as well as commissions.

We also use our own printers in our service centers. Unfinished printers are generally available to be sold if a customer requests a product with a specification which can be met by one of the products in progress. Accordingly, we classify printers as inventory until we remove a finished printer from our manufacturing warehouse to use it in a service center. The reclassification as property, plant and equipment, as a non-cash transaction, occurs at cost and depreciation starts at inception of service.

We evaluate the adequacy of our inventory reserves on a periodic basis in order to determine the need for an inventory reserve (See Note 5, Critical accounting judgment and key sources of estimation and uncertainty – inventories).

Impairment of non‑financial assets

The Company assesses at the end of each reporting period whether there is an indication that a non‑financial asset may be impaired. Such assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level.

If the fair value less cost to sell cannot be determined, or if it is lower than the carrying amount, the value in use is used. The value in use is calculated by discounting the future expected cash flows at a risk‑adequate pre‑tax interest rate, current and expected future cash flows are taken into account, together with technological, economic and general development trends, on the basis of approved and adjusted financial plans.

Financial instruments

Non‑derivative financial assets and liabilities

The Company classifies non‑derivative financial assets into the following categories: financial assets at fair value through profit or loss, held‑to‑maturity financial assets, loans and receivables and available‑for‑sale financial assets.

Available‑for‑sale financial assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in other comprehensive income and accumulated in the accumulated other comprehensive income. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss in other operating income or expense.

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

Derivative financial instruments

In conjunction with the financing with the European Investment Bank the Company closed in December 2017, loan and warrant agreements contain certain embedded derivatives. Embedded derivatives are separated from the host contract and accounted for separately if certain criteria are met.

Derivatives are initially measured at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

Impairment

Financial assets not classified as at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

For financial assets measured at amortized cost, an impairment loss is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at a risk adjusted interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Impairment losses on available‑for‑sale financial assets are recognized by reclassifying the losses from accumulated other comprehensive income to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents are short‑term bank deposits and are not subject to a significant risk of change in value.

Deferred income

Deferred income from sale and leaseback

Deferred income related to gains on sales of 3D printers subject to sale and lease back transactions and accounted for as finance leases are recognized within other operating income in the consolidated statement of comprehensive loss over the respective lease term.

Deferred income from extended warranty and maintenance contracts

Extended warranty contract and maintenance contract revenues are recognized on a straight‑line basis over the contractual term of the contract as the timing of providing the related services generally do not vary significantly.

Earnings (loss) per share

Basic earnings per share amounts are calculated by dividing profit (loss) by the weighted average number of ordinary shares outstanding. There are no dilutive instruments issued and outstanding.

4. New standards and interpretations not yet adopted

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2017.

Standard	Effective date	Descriptions
IFRS 15	01/2018	Revenue from Contracts with Customers
IFRS 9	01/2018	Financial Instruments
IFRS 2	01/2018	Amendments Classification and Measurement of Share-based Payment Transactions
IFRS 4	01/2018	Amendments Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IAS 40	01/2018	Amendment Transfers of Investment Property
IFRIC 22	01/2018	Foreign Currency Transactions and Advance Consideration
Improvements to IFRS (2014 - 2016)	01/2018	IFRS 1, IAS 28
IFRS 16	01/2019	Leases
IFRS 9	01/2019	Amendments Prepayment Features with Negative Compensation
IAS 28	01/2019	Amendments Long-term Interests in Associates and Joint Ventures
IFRIC 23	01/2019	Uncertainty over Income Tax Treatments
IAS 19	01/2019	Amendments Plan Amendment, Curtailment or Settlement
Improvements to IFRS (2015 - 2017)	01/2019	IFRS 3, 11, IAS 12, 23
IFRS 17	01/2021	Insurance Contracts
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Impact of the New Accounting Standards

IFRS 15 ‘Revenue from Contracts with Customers’

On May 28, 2014, the IASB issued IFRS 15. The new revenue recognition standard is effective beginning on January 1, 2018. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

The Company will adopt the new standard effective January 1, 2018, by recognizing the cumulative effect of initially applying the new standard, as an adjustment to the opening balance of retained earnings with an offsetting impact within current liabilities. The Company expects to have an impact related to the revenue recognition regarding the revenue streams from maintenance as well as extended warranty contracts. The adoption of IFRS 15 will lead to immaterial timing differences for revenue recognition related to these types of contracts with customers. Based on its comprehensive assessment of the new guidance, the Company does not currently expect the adjustment to have a material impact to retained earnings nor on net income on an ongoing basis.

Results for reporting periods beginning after January 1, 2018 will be presented according to IFRS 15 while prior period amounts will not be adjusted and will continue to be reported in accordance with the Company’s historic accounting policies. Beginning in the first quarter of 2018, the Company plans to provide expanded revenue recognition disclosures based on the new qualitative and quantitative disclosure requirements of the standard.

IFRS 9 (Financial Instruments)

IFRS 9 Financial Instruments is the IASB’s replacement of IAS 39 Financial Instruments. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting.

We will adopt IFRS 9 on January 1, 2018. We will use the exceptions from full retrospective application and thus recognize the effect of the initial application as an adjustment to the opening balance of retained earnings.

We have reviewed our financial assets and liabilities and expect the following impacts:

Classification of financial assets and financial liabilities

The majority of our long-term debt and all loans, as well as trade and other financial receivables will satisfy the conditions for a classification at amortized cost. Thus, we do not expect any impact from reclassification. Under the new policies, our investments in bond funds will be classified as fair value through other comprehensive income. (FVTOCI). Therefore, we do not expect these changes to have a material impact on our financial statements.

Impairment

We will apply the simplified impairment approach of IFRS 9 and thus record lifetime expected credit losses on all trade receivables. The default risk of our trade receivables is estimated based on assessing the creditworthiness of customers through external ratings and our past experience with the customers concerned. Outstanding receivables are continuously monitored locally.

For bank balances and financial receivables not classified as FVTPL, we will apply the general IFRS 9 impairment approach under our new policies.

It is our policy to only invest in high-quality assets of issuers with a minimum rating of at least investment grade to minimize the risk of credit losses.

Despite the change from an incurred loss to an expected credit loss model, we do not expect our impairment allowances for trade receivables and other financial assets to be materially different from what they would be if we continued our current accounting policies.

Regarding the other new standards, amendments or interpretations the Company has not yet determined what impact the new standards, will have on the financial statements.

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

The assumptions and estimates refer primarily to the recognition of revenue, valuation of bad debt allowance, valuation of inventory, and the valuation of derivative financial instruments (relating to the Performance Participation Interest on the loan with the European Investment Bank).

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue recognition

Revenue on sales of printers is recognized when the significant risks and rewards of ownership are transferred to the customer, the amount of revenue and cost incurred or to be incurred can be measured reliably and it is probable that the economic benefits associated with the sale will flow to the Company. Generally this is the case, when the printer is installed and finally accepted by the customer. On occasion, we grant a loan for a portion or all of the purchase price of a machine to a customer. We recognize revenue on such sales when it is probable that we will obtain the economic benefits from the transaction. In these situations, we analyze the credit risk associated with the customer based on all available information and the outstanding balance to determine the risk. The amount of revenue comprises the fair value of the consideration received, including future payments under the loan agreement. We typically retain legal title to our machines until receipt of all consideration to protect the collectability of any outstanding balances due, which does not preclude a conclusion that the significant risks and rewards of ownership have transferred.

Valuation of bad debt allowance

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

Valuation of inventories

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

Valuation of derivative instruments

We evaluate the loan with the European Investment Bank to determine if the contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the financial statements. In circumstances where there are multiple embedded derivatives in a single hybrid contract that relate to the same risk exposure, or that are not readily separable and independent of each other, are treated as a single compound embedded derivative. The single compound embedded derivative is revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. The embedded derivative component is measured at fair value on initial recognition, the carrying amount of the host contract on initial recognition is the difference between the carrying amount of the hybrid instrument and the fair value of the embedded derivative.

6. Share based payment arrangements

On April 7, 2017 voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000 ordinary shares of which 279,000 (75%) were granted on April 7, 2017. The vesting conditions include a service condition (the options vest after a period of four years) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the issue date and the respective exercise time frame) which both must be met.

The fair value of the employee stock option plan has been measured using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

•	share price at grant date: USD 13.80
•	exercise price: USD 13.90
•	expected volatility: 55%
•	expected dividends: --
•	risk-free interest rate: 2.49%
•	fair value at grant date: USD 8.00

The expected volatility has been based on an evaluation of the historical volatility of the company’s share price. As at December 31, 2017 no options are exercisable and 279,000 options are outstanding.

The expense recognized in the statement of comprehensive loss totaled kEUR 386 for the year ended December 31, 2017.

7. Trade receivables

Credit terms provided to customers are determined individually and are dependent on already existing customer relationships and the customer’s payment history. The aging of trade receivables was as follows at each reporting date:

AGING STRUCTURE OF TRADE RECEIVABLES

	December 31,
	2017	2016
	(€ in thousands)
Not due at the end of the reporting period	1,560	2,812
Amount past due for the following time ranges
Less than 3 months	2,998	946
Between 3 and 6 months	363	180
Between 6 and 9 months	68	151
Between 9 and 12 months	70	12
More than 12 months	34	32
Total	5,093	4,133

The change in the allowance for doubtful accounts was as follows:

Change in the allowance for doubtful accounts

	Year Ended December 31,
	2017	2016
	(€ in thousands)
Balance at beginning of period	336	57
Provisions	237	367
Write-offs	(58)	--
Release to income	(33)	(88)
Balance at end of period	482	336

8. Inventories

Inventories consisted of the following for the years reported:

INVENTORIES BY CATEGORY

	December 31,
	2017	2016
	(€ in thousands)
Raw materials and merchandise	3,017	1,850
Work in progress	6,522	9,363
Total	9,539	11,213

In 2017, the reserve for slow-moving inventory regarding work in progress, which was established in 2016 with an amount of € 1.0 million, was reversed by € 0.5 million due to the reduction of work in progress resulting from the adjustment of production according to the market demand. The reversal is reported in cost of sales.

9. voxeljet UK

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

The charges from the restructuring of voxeljet UK amounted to € 2.7 million and included a loss from the sale of fixed assets, the impairments of certain intangible assets separately identified in the business acquisition and inventories as well as payments for early termination of contracts and the transfer of employees. The following table summarizes the amounts relating to the restructuring charges.

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

10. Intangible assets

	December 31,
	2017	2016
	(€ in thousands)
Software	573	515
Licenses	136	162
Prepayments made on intangible assets	402	165
Total	1,111	842

The increase in software and prepayments made on intangible assets occurred as a result of the purchase of software licenses in connection with our new ERP system as well as related capitalized customizing cost.

11. Property, plant and equipment

	December 31,
	2017	2016
	(€ in thousands)
Land, buildings and leasehold improvements	17,415	12,020
Plant and machinery (includes assets under finance lease)	8,650	6,730
Other facilities, factory and office equipment	1,625	1,522
Assets under construction and prepayments made	8	3,249
Total	27,698	23,521
Thereof pledged assets of Property, Plant and Equipment	7,046	6,446
Leased assets included in Property, Plant and Equipment:	881	1,208
Printers	613	964
Printers leased to customers under operating lease	97	141
Other factory equipment	171	103

The pledged assets consist of the new office building and the new production hall, which have been completed in 2017 and six 3D printers that serve as collateral for certain credit lines and loan agreements. Capitalized borrowing costs related to the acquisition of the new office building and the new production hall totaled to kEUR 78.

Amounts added to plant and machinery relating to self‑constructed 3D printers are considered non‑cash transactions, which totaled to kEUR 4,638 and kEUR 1,012 in the years ended December 31, 2017 and 2016, respectively. During 2017, the Group acquired equipment with a carrying amount of kEUR 116 (2016: kEUR 41) under a finance lease.

The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the years 2017 and 2016, respectively:

2017

	(€ in thousands)
	Acquisition and manufacturing cost						Depreciation and amortization						Carrying amount
	01/01/2017	Additions	Disposals	Transfer	FX	12/31/2017	01/01/2017	Current year	Disposals	Transfer	FX	12/31/2016	12/31/2017
Intangible assets
Software	798	137	17	91	(5)	1,004	283	166	16	0	(2)	431	573
Licenses	245	0	0	0	0	245	83	26	0	0	0	109	136
Prepayments made on intangible assets	205	328	40	(91)	0	402	40	0	40	0	0	0	402
Total	1,248	465	57	0	(5)	1,651	406	192	56	0	(2)	540	1,111
Property, plant and equipment
Land, buildings and leasehold improvements	12,948	2,878	30	3,076	(169)	18,703	928	400	30	0	(10)	1,288	17,415
Plant and machinery	13,160	5,780	3,048	429	(376)	15,945	7,429	1,830	1,408	196	(114)	7,933	8,012
Other facilities, factory and office equipment	3,228	479	180	4	(47)	3,484	1,762	432	169	0	(20)	2,005	1,479
Assets under construction and prepayments made	3,249	9	0	(3,236)	(14)	8	0	0	0	0	0	0	8
Subtotal	32,585	9,146	3,258	273	(606)	38,140	10,119	2,662	1,607	196	(144)	11,226	26,914
Leased products	2,258	123	0	(273)	(10)	2,098	1,203	309	0	(196)	(2)	1,314	784
Total	34,843	9,269	3,258	0	(616)	40,238	11,322	2,971	1,607	0	(146)	12,540	27,698

2016

	(€ in thousands)
	Acquisition and manufacturing cost						Depreciation and amortization							Carrying amount
	01/01/2016	Additions	Disposals	Transfer	FX	12/31/2016	01/01/2016	Current year	Disposals	Impairment	Transfer	FX	12/31/2016	12/31/2016
Intangible assets
Software	461	229		109	(1)	798	182	101					283	515
Licenses	245					245	56	27					83	162
Order backlog	103	--	--	--	--	103	103	--	--	--	--	--	103	--
Customer list	622	--	--	--	--	622	622	--	--	--	--	--	622	--
Digital library	464	--	--	--	--	464	464	--	--	--	--	--	464	--
Prepayments made on intangible assets	159	155	--	(109)		205	--	--	40	--	--	--	40	165
Goodwill	1,273	--	--	--	(143)	1,130	--	--	--	1,130	--	--	1,130	--
Total	3,328	384	--	--	(144)	3,567	1,427	128	40	1,130	--	--	2,725	842
Property, plant and equipment
Land, buildings and leasehold improvements	12,751	155			42	12,948	584	341				3	928	12,020
Plant and machinery	12,822	1,332	1,249	553	(298)	13,160	6,610	1,294	753		393	(115)	7,429	5,731
Other facilities, factory and office equipment	2,727	548	34	35	(48)	3,228	1,383	395	15		28	(29)	1,762	1,466
Assets under construction and prepayments made	101	3,186	35	(3)		3,249	0						0	3,249
Subtotal	28,402	5,221	1,318	585	(304)	32,585	8,577	2,030	768	--	421	(141)	10,119	22,466
Leased products	2,800	41		(585)	2	2,258	1,241	384			(421)	(1)	1,203	1,055
Total	31,202	5,262	1,318	--	(302)	34,843	9,818	2,414	768	--	--	(142)	11,322	23,521

The Company entered into sale and leaseback transactions for self‑produced 3D printers, which were sold to banks and leased back. As of December 31, 2017 and 2016, the Company had four and five active sale and leaseback contracts, respectively. One contract expired in 2017 and the 3D printer was repurchased from the lessor and is used for research and development purposes. One of the leased 3D printers was used in the Services segment, two were used for research and development purposes and one was subleased to a customer under an operating lease.

As of December 31, 2017 and 2016, property, plant and equipment included five and three refurbished printers were sold to customers under finance lease agreements. At December 31, 2017, the net carrying amount of leased equipment was kEUR 179 (2016: kEUR 103).

12. Other liabilities and provisions

	December 31,
	2017	2016
	(€ in thousands)
Customer deposits	373	183
Liabilities from VAT	12	174
Employee bonus	303	143
Accruals for vacation and overtime	222	170
Accruals for licenses	140	258
Liabilities from payroll	236	211
Accruals for commissions	50	190
Accruals for compensation of Supervisory board	180	180
Accrual for warranty	286	400
Others	322	305
Total	2,124	2,214

	(€ in thousands)
	January 1, 2017	Usage	Addition	Reversal	December 31, 2017
Accrual for warranty	400	(248)	286	(152)	286

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

Vesting of the award during performance period 3 is subject to performance and market conditions, including revenue growth and market capitalization as of December 31, 2017. In determining the fair value of the liability for the third period of the LTCIP, the Company originally estimated an 80% probability of achievement for each target and an employee turnover rate of 5.8% based on the past experience (2014: 5.0%). However, in 2016, management updated its assessment and estimated that the achievement of the underlying targets on the third performance period of LTCIP would no longer be probable, resulting in a gain of kEUR 478 to the consolidated statements of comprehensive loss reflecting the reversal of previously accrued expected costs. As of December 31, 2017 the targets were not achieved and the LTCIP ceased.

The Group expects to settle the majority of the other liabilities and provisions over the next year.

13. Financial instruments

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

Under IAS 39 there are the following categories:

(I)           A financial asset or financial liability at fair value through profit or loss

(II)         Held‑to‑maturity investments

(III)       Available‑for‑sale financial assets

(IV)       Loans and receivables

(V)        Financial liabilities measured at amortized cost

The following tables list the carrying values and fair values of all financial instruments held by voxeljet:

12/31/2017	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Equity securities	--	--	5	--	--	5	Level 3
Derivative financial instruments	352	--	--	--	--	352	Level 2
Current assets
Bond funds	--	--	14,044	--	--	14,044	Level 1
Cash and cash equivalents	--	--	--	7,569	--	7,569	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	16,242	15,119	Level 2
Finance lease obligation	--	--	--	--	171	163	Level 2
Current liabilities
Bank overdraft	--	--	--	--	58	58
Long-term debt	--	--	--	--	796	787	Level 2
Finance lease obligation	--	--	--	--	308	310	Level 2

12/31/2016	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	--	--	--	206	--	206	Level 1
Equity securities	--	--	5	--	--	5	Level 3
Current assets
Bond funds	--	--	11,657	--	--	11,657	Level 1
Note receivable	--	--	922	--	--	922	Level 1
Cash and cash equivalents	--	--	--	7,849	--	7,849	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	4448	3770	Level 2
Finance lease obligation	--	--	--	--	369	354	Level 2
Current liabilities
Bank overdraft	--	--	--	--	224	224
Long-term debt	--	--	--	--	651	644	Level 2
Finance lease obligation	--	--	--	--	422	416	Level 2

The financial assets with a carrying amount of € 14.0 million reported on the Company’s statement of financial position at December 31, 2017 were comprised of investments in four bond funds (kEUR 14,044), all reported as current financial assets, an equity forward (kEUR352) and equity securities (kEUR 5) reported as a noncurrent asset.

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

Due to the short maturity and the current low level of interest rates, the carrying amount of credit lines and bank overdrafts and customer loan at December 31, 2017 approximate fair value.

The fair value of the derivative financial instruments was determined based on the Company’s stock price and the risk-free interest rate for the remaining term of the derivative using a forward pricing formula.

14. Cost of sales

Cost of sales includes personnel expenses, cost of material, purchased services, cost for finished goods and allocated indirect costs related to production.

COST OF SALES

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Personnel expenses	(6,414)	(3,570)	(5,386)
Material costs	(4,344)	(6,837)	(7,645)
Depreciation	(2,071)	(1,562)	(1,890)
Other expenses	(1,510)	(2,512)	(2,226)
Allowance for slow-moving inventory	515	(954)	--
Total	(13,824)	(15,435)	(17,147)

In 2017, other expenses consisted of license fees (kEUR 404), rental and building expenses (kEUR 463) and travel expenses (kEUR 296). In 2016 other expenses consisted of rental and building expenses (kEUR 644), license fees (kEUR 421), travel expenses (kEUR 414) and tooling kits (kEUR 198).In 2015 other expenses consisted of rental and building expenses (kEUR 736), license fees (kEUR 440), travel expenses (kEUR 394) and tooling kits (kEUR 211).

15. Other operating income and expense

The details of other operating income and expenses are presented for the years reported in the tables below:

OTHER OPERATING INCOME

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Government grant income	120	75	322
Amortization of gain on sale and leaseback transactions	206	283	310
Recognition of deferred income due to early termination of sale and leaseback transactions	--	--	216
Reimbursement of transaction costs	254	127	108
Gains from foreign exchange transactions	135	645	863
Income from realized other comprehensive income	--	--	76
Other	286	287	235
Total	1,001	1,417	2,130

OTHER OPERATING EXPENSE

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Impairment loss on trade receivables	240	379	--
Restructuring of business in UK	--	--	471
Losses from foreign exchange transactions	1,585	2,077	210
Impairment of Goodwill	--	1,130	--
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	--	256	--
Other	19	39	207
Total	1,844	3,881	888

16. Financial result

The details of financial result are presented for the years reported in the table below:

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Interest expense	(190)	(230)	(277)
Finance lease obligations	(45)	(57)	(201)
Bank overdrafts and lines of credit	--	(1)	(5)
Long-term debt	(100)	(68)	(41)
Other	(45)	(104)	(30)
Interest income	365	38	158
Payout of bond funds	11	35	116
Customer loans	--	--	7
Income from revaluation of derivative financial instruments	352	--	--
Other	2	3	35
Financial result	175	(192)	(119)

17. Income taxes

Income taxes consist of the following for the years reported:

Income tax (expense) benefit

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Current tax expense	--	(2)	--
Deferred tax (expense) benefit	(80)	--	(64)
Total	(80)	(2)	(64)

Deferred tax assets and liabilities

The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	December 31,
	2017		2016
	(€ in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Trade receivables	6	(88)	9	(6)
Other receivables and current assets	26	(84)	--	(43)
Inventories	71	(4)
Property, Plant & Equipment	527	(374)	279	(484)
Non-current other assets	110		198	--
Current deferred income	1		58	--
Trade liabilities	22		45	(1)
Current financial liabilities	1,968		195	(13)
Current financial assets	12	(98)	--	--
Other current liabilities and provisions	73		7	(13)
Non-current deferred income	1,076		33	--
Non-current financial liabilities		(1,884)	91	(99)
Non-current financial assets	3		--	--
Non-current liabilities and provisions		(1,020)	1	--
Intangible assets		(1)	23	(3)
Tax losses carried forward	97		9	--
Valuation allowance	(505)		(286)	--
Tax assets (liabilities)	3,487	(3,555)	661	(662)
Set off of tax	(3,487)	3,489	(661)	661
Net tax	--	(66)	--	(1)

At December 31, 2017 voxeljet had gross loss carry‑forwards for corporation tax and trade tax losses of kEUR 20,481 and kEUR 20,100, respectively, for which no deferred taxes have been recognized. These tax losses can be carried forward without restriction for future offset against taxable profits. In addition, there are foreign tax loss carry‑forwards of kEUR 12,499, primarily related to our subsidiary in the UK.

Reconciliation of profit before income taxes to income tax

The reconciliation between profit before income taxes and income tax benefit (expense) for the reporting periods presented was as follows:

RECONCILIATION OF INCOME TAX BENEFIT (EXPENSE)

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Loss before tax	(8,445)	(11,311)	(9,530)
Tax expense at prevailing statutory rate (28%)	2,365	3,167	2,668
Non-deductible expenses	(326)	(170)	(47)
Non-taxable income	266	116	--
Tax-rate related differences	(139)	(128)	(259)
Unrecognized temporary differences and tax losses	(2,246)	(2,987)	(2,426)
Income tax expense	(80)	(2)	(64)

18. Personnel expenses

Personnel expenses included in cost of sales, research and development, and selling and administrative expenses are comprised of the following:

PERSONNEL EXPENSES

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Wages and salaries	10,769	9,772	9,866
LTCIP	--	(478)	(274)
Employee stock option plan	386	--	--
Social security contributions	2,197	1,799	1,732
Total	13,352	11,093	11,324

voxeljet AG offers to its employees a defined contribution plan called “MetallRente”. The contributions paid by the Company amounted to kEUR 62, kEUR 57 and kEUR 41 for the years ended December 31, 2017, 2016 and 2015, respectively. The employer’s contribution into the mandatory German state plan amounted to kEUR 710, kEUR 697 and kEUR 511 for the years ended December 31, 2017, 2016, and 2015, respectively.

19. Segment reporting

voxeljet operates in two reportable segments—Systems and Services—which reflect the internal organizational and management structure according to the distinct nature of the two businesses. The Systems business derives its revenues from the manufacture and sale of 3D printers, from the sale of consumables as well as lease and maintenance agreements with customers, while the Services business provides custom‑ordered printed product to customers.

The measurement principles used by voxeljet in preparing this segment reporting are also the basis for segment performance assessment. The Management Board of voxeljet acts as a chief operating decision maker. As a performance indicator, the chief operating decision maker mainly monitors the Company’s revenues and gross profit.

The following table summarizes segment reporting for each of the reporting periods ended December 31. As management’s controlling instruments are mainly revenue‑based, the reporting information does not include a detailed breakdown of all assets and liabilities by category. The sum of the amounts for the two segments equals the total for the Company for each of the years presented.

SEGMENT REPORTING

	Year Ended December 31,
	2017		2016		2015
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	11,534	11,644	13,081	9,257	11,113	12,951
Gross profit	3,921	5,433	3,197	3,706	3,849	3,068
Gross profit in %	34.0%	46.7%	24.4%	40.0%	34.6%	23.7%
PPE	13,070	14,628	9,936	13,585	9,002	12,381
Trade receivables	2,899	2,194	2,566	1,567	1,639	1,709
Trade payables	1,885	1,174	833	932	984	775
Depreciation and amortization (excl. Intangible assets)	1,207	1,764	747	1,667	775	1,813
Allowance for slow-moving inventory	(515)	--	954	--	--	--
Loss on disposal of DPM business	--	--	--	--	--	2,663
Impairment of goodwill	--	--	--	1,130	--	--

Systems revenues include revenues from the sales of used 3D printers of kEUR 2,556, kEUR 1,235, and kEUR 1,224 for the years ended December 31, 2017, 2016, and 2015, respectively. Systems revenues further includes revenue from development service of kEUR 298, kEUR 0, and kEUR 0 for the years ended December 31, 2017, 2016, and 2015, respectively.

Geographic information

REVENUES BY GEOGRAPHICAL REGION

voxeljet’s revenues and non‑current assets are presented below by geographic region. For purposes of this presentation, revenues are based on the geographic location of customers and assets are based on their geographic location.

voxeljet’s revenues were generated in the following geographical regions for the years reported:

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
EMEA	14,832	13,364	18,214
Germany	5,677	6,132	6,984
France	2,611	2,725	1,711
Great Britain	1,459	1,135	4,464
Others	5,085	3,372	5,055
Asia Pacific	2,526	4,831	2,703
South Korea	721	1,680	1,277
Others	1,805	3,151	1,426
Americas	5,820	4,143	3,147
United States	5,474	4,107	3,110
Others	346	36	37
Total	23,178	22,338	24,064

NON‑CURRENT ASSETS BY GEOGRAPHICAL REGION

	December 31,
	2017	2016
	(€ in thousands)
EMEA	25,366	20,657
Germany	23,906	19,533
Great Britain	1,460	1,124
Asia Pacific	1,360	218
China	1,360	218
Americas	2,531	3,758
United States	2,531	3,758
Total	29,257	24,633

20. Financial risk management

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

The Company’s principal financial instruments are comprised of short‑term bank deposits at commercial institutions, bond funds, lease obligations and long‑term debt. The main purpose of the financial asset instruments is to provide a return on investments with minimal risk. The main purpose of the financial liability instruments is to help fund the Company’s operations. The Company has various other financial assets and liabilities including trade receivables and trade payables, which arise directly from its operations.

The main purpose of the financial liability instruments is to fund the Company’s operations and research and development activities. A portion of the long-term debt includes a derivative financial instrument related to a future interest payment which is linked to the Company’s stock price (Performance Participation Interest).

The main risks arising from the Group’s financial instruments are foreign exchange risk, credit risk and equity price risks. The measures taken by Management to manage each of these risks are summarized below.

Transactions related to activities in the area of financial instruments require the prior approval of the Chief Financial Officer. The Company did not enter into any derivative financial instruments for hedging purposes in 2017.

Management receives a weekly reporting of the current liquidity of the Group by entity. Furthermore, a monthly cash flow plan meeting has been established, where Management reviews the cash forecasts and the future development of flows of funds on an ongoing basis.

Foreign exchange risk

The Company is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases and borrowings are denominated and the respective functional currencies of subsidiaries of the Group. The functional currencies of the parent company voxeljet AG and its subsidiaries are Euro, US Dollars, British Pound Sterling, Indian rupee and Chinese yuan renminbi. The majority of the sale, purchase and borrowing transactions are denominated in the functional currency of the parent company or its subsidiaries. Foreign exchange risk is primarily derived from the intercompany loans made to subsidiaries, as summarized below.

voxeljet has provided intercompany loans to its subsidiaries to finance their operations. The loans were granted in the local currency of the subsidiaries. Gains and losses from movements in exchange rates are recorded within other operating income or expense in the consolidated statement of comprehensive loss. As of December 31, 2017 the amount borrowed to voxeljet UK totaled GBP 8.4 million (€ 9.5 million). A relative increase in the value of the Euro against British Pound Sterling of 10% would lead to a loss of € 0.9 million. The amount of loans granted to voxeljet America totaled to USD 6.5 million (€ 5.4 million) as of December 31, 2017. A relative increase in the value of the Euro against US Dollars of 10% would lead to a loss of € 0.5 million.

For the year ended December 31, 2017, voxeljet generated 50.3% of its revenues in the eurozone. Additionally, the majority of the Company’s sourcing transactions are also transacted in Euros in that zone.

The Company invoiced 70% in 2017, 84% in 2016 and 75% in 2015 of total revenues in Euro. As revenues in foreign currency usually correspond to costs which are incurred in the same currency, we consider the risk as minor.

The significant exchange rates which have been applied during the years presented are disclosed in Note 3.

Interest rate risk

voxeljet’s principal interest-bearing positions are liabilities for bank borrowings and finance lease obligations. These liabilities are entirely at a fixed interest rate, with one exception. As such, changes in market interest rates have no material effect on future interest expenses. A change of 10% in interest rates would increase or decrease interest expense less than kEUR 2.

In connection with the first tranche of the loan received by the European Investment Bank amounting to €10.0 million, the Company issued a warrant, Performance Participation Interest (PPI), accounted for separately as derivative financial instruments from the host contract (loan financial liability), with changes in fair value reported in the consolidated statements of comprehensive loss until the derivative financial instruments settle or expire. The loan is accounted for according to the effective interest method. The effective interest rate of the loan with the European Investment Bank is 7.58%, which is imputed based on the fair value of the derivative financial instruments on the date of the loan disbursement. Changes in the market interest will not affect the loan accounting. However, the derivative instrument is affected by changes in the risk-free rate. Increases in the risk-free rate will lead to a decrease of the fair value of the derivative instrument; decreases in the risk-free rate will lead to an increase in the fair value of the derivative instrument.

Equity price risk

The Company is also exposed to equity price risks which arise from derivative financial instruments (PPI) associated with the loan received by the European Investment Bank which depend upon the Company’s share price. Changes in the Company’s share price will affect the value of an equity forward derivative instrument (increasing share prices as compared to the share price at disbursement date will lead to a negative fair value of the derivative, decreasing share prices will lead to a positive fair value of the derivative).

Credit risk

Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables) and from its financing activities, including deposits and investments with financial institutions. Therefore, the carrying amount of cash and cash equivalents, financial assets, and trade receivables represents the maximum credit exposure of € 27.1 million (2016: € 24.6 million).

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. However, Management also considers factors that influence the credit risk of its customer base, including the default risk of the industry and the country in which the customer operates. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables. As of December 31, 2017 there was no customer loan outstanding, likewise as of December 31, 2016.

The Group limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A‑3 based on Standard & Poor’s or P‑2 based on Moody’s.

The bank deposit are held with financial institutions, which are rated BBB to A2 based on Standard & Poor’s and Moody’s.

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities			Equity

(€ in thousands)	Bank overdrafts used for cash management purposes	Other loans and borrowings	Finance lease liabilities	Subscribed capital	Capital reserves	Accumulated deficit	Non-controlling interests	Total
Restated balance at January 1, 2017	224	5,099	791	3,720	75,827	(28,971)	87	56,777

Changes from financing cash flows

Proceeds from loans and borrowings	—	12,612	—	—	—	—	—	12,612
Repayment of borrowings	(166)	(732)	—	—	—	—	—	(898)
Payment of finance lease liabilities	—	—	(435)	—	—	—	—	(435)
Total changes from financing cash flows	(166)	11,880	(435)	—	—	—	—	11,279

Changes arising from obtaining or losing control of subsidiaries or other businesses	—	—	—	—	—	—	—	—

The effect of changes in foreign exchange rates				—	—	—	—	—

Changes in fair value				—	—	—	—	—

Other changes
Liability-related
Capitalized borrowing costs	—	78	—	—	—	—	—	78
Reclassification	—	42	123					165
Interest expense	—	100	45	—	—	—	—	145
Interest paid	—	(161)	(45)	—	—	—	—	(206)
Total liability-related other changes	—	59	123	—	—	—	—	182

Total equity-related other changes	—	—	—	—	400	(8,509)	(16)	(8,125)

Balance at December 31, 2017	58	17,038	479	3,720	76,227	(37,480)	71	60,113

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

On November 9, 2017, the European Investment Bank (“EIB”) and the Company entered into a Finance Contract and Synthetic Warrant Agreement to support the Company’s undertaking of research and development projects for growth from 2017 to 2020. The contract provides a credit of €25 million in up to three tranches at the amounts of €10 million, €8 million, and €7 million, respectively.

Under the Contract, the Company may borrow under the credit up to €25 million, subject to a limit of 50% of the total research and development expenditures and manufacturing capital expenditures from 2017 to 2020. The interest rates for the three tranches are 0%, 7% and 3%, respectively. The Company may borrow the second and third tranche only if certain revenue and EBITDA levels are met. The Contract also includes a financial covenant that requires the Company to meet certain minimum financial ratios from 2019 to 2025. Under a First Demand Guarantee Agreement the Finance Contract is guaranteed by the voxeljet USA subsidiary.

The total research and development expenditures and manufacturing capital expenditures are expected to be €10.5 million, €12.3 million, €14.0 million, and €16.2 million from fiscal year 2017 to 2020, respectively.

The first tranche of €10 million on December 22, 2017, the EIB under the Synthetic Warrant Agreement is entitled to receive as consideration in cash equal to the market value of 195,790 ordinary shares of the Company (or equivalent number of ADS of the Company) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down).

voxeljet may prepay all or part of any Tranche before the maturity date, together with accrued interest.

The following are the remaining contractual maturities of financial liabilities and trade payables at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

	December 31,
	2017
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Bank overdrafts and lines of credit	58	(58)	(58)	--	--	--	--
Long-term debt	17,038	(23,423)	(160)	(798)	(1,843)	(15,587)	(5,035)
Finance lease obligations	479	(495)	(73)	(247)	(132)	(43)	--
Trade payables	3,059	(3,059)	(3,059)	--	--	--	--
Total	20,634	(27,035)	(3,350)	(1,045)	(1,975)	(15,630)	(5,035)

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

In spite of the significant cash outflow in the last years 2016 and 2015, the Company’s short and mid-term liquidity needs are currently covered. This is supported through the disbursement of the first tranche of the EIB loan amounting to € 10.0 million. The mid-term business plan includes the raising of additional capital through additional debt, equity or other alternatives to ensure the cash requirements of the Company. In order to be prepared for additional public fund raising the Company filed a form F-3 with the SEC in August 2017. As the cash position of the Company is still sufficient, mid-term liquidity risk is considered as minor.

21. Capital management

Management’s aim is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Equity is monitored by the Company using financial ratios. The equity used as a basis for determining the equity ratio corresponds to the equity disclosed in the Consolidated Statement of Financial Position.

Part of the capital management strategy is to reduce the number of sale and leaseback transactions for 3D printing equipment used in the production of printed products for customers. As a result of the Company’s increased liquidity from its public equity offerings, certain lease contracts have been terminated prior to their scheduled maturity.

voxeljet’s capital structure as of the end of the reporting periods 2017 and 2016 was as follows:

CAPITAL STRUCTURE

	December 31,
	2017	2016
	(€ in thousands)
Equity	43,918	51,536
Share of total equity and liabilities	65.5%	82.9%
Current financial liabilities	1,162	1,297
Non-current financial liabilities	16,413	4,817
Total financial liabilities	17,575	6,114
Share of total equity and liabilities	26.2%	9.8%
Total equity and liabilities	67,031	62,139

22. Leases

Finance leases

Lessee

Future minimum lease payments under financing lease arrangements at the end of the considered reporting periods were as follows:

PRESENT VALUE OF MINIMUM LEASE PAYMENTS

	December 31, 2017
	(€ in thousands)
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	320	(12)	308
due between 1 and 5 years	175	(4)	171
Total	495	(16)	479

	December 31, 2016
	(€ in thousands)
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	450	(28)	422
due between 1 and 5 years	381	(12)	369
Total	831	(40)	791

Operating Leases

Lessee

The estimated payment schedule regarding operating leases at the end of the considered reporting periods was as follows:

OPERATING LEASE OBLIGATIONS

	December 31,
	2017	2016
	(€ in thousands)
Less than 1 year	486	457
1 to 5 years	762	561
Over five years	398	--
Total	1,646	1,018

Operating lease expenses were kEUR 537, kEUR 630, and kEUR 813 in the financial years 2017, 2016, and 2015, respectively. Operating lease expenses are primarily related to the rental agreements for real estate regarding our foreign operations.

Lessor

voxeljet leased two of its self‑produced 3D printers to two customer. Under the lease contract, voxeljet bears a majority of the substantial risks and rewards of the underlying assets.

Operating lease payments receivable for subleases

	December 31,
	2017	2016
	(€ in thousands)
Less than 1 year	30	75
1 to 5 years	--	6
Total	30	81

The operating lease income was kEUR 145, kEUR 89 and kEUR 225 in the financial years 2017, 2016, and 2015, respectively.

23. Commitments, contingent assets and liabilities

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

In March 2018, ExOne GmbH, a subsidiary of ExOne, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.

On December 1, 2015, the Company signed a definitive agreement to form an equity joint venture with Suzhou Meimai Fast Manufacturing Technology Co., Ltd. (“Meimai”) to pursue opportunities in the industrial 3D printing market in China. voxeljet AG is committed to make a capital contribution of RMB 19.2 million (€ 2.6 million) as part of its joint venture arrangement with Meimai. The first capital injection from voxeljet AG occurred on April 11, 2016 amounting to RMB 6.5 million (€ 0.9 million) in cash. At the same time Meimai contributed assets to the joint company.

Further capital injection followed by voxeljet AG on August 24, 2016 amounting to RMB 1.4 million (€ 0.2 million), on November 10, 2016 amounting to RMB 1.6 million (€ 0.2 million) as well as on September 21, 2017 amounting to RMB 3.5 million (€ 0.4 million). Additional contractual capital injections by voxeljet AG are scheduled for the business year 2018 amounting to a total of RMB 6.2 million (€ 0.8 million).

24. Related party transactions

Related party transactions at voxeljet mainly consist of transactions with individuals on the Management Board and Supervisory Board.

Key management is defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company within their function and within the interest of the Company.

The following table presents the amount and components of Management Board compensation:

MANAGEMENT COMPENSATION

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Fixed compensation	778	644	506
Compensation arisen from stock option plan	231	--	--
Total	1,009	644	506

Management Board remuneration currently consists of a fixed monetary remuneration, other fixed benefits (including Company car allowances and contributions to a defined contribution plan), a variable bonus as well as the participation in a stock options plan, which was executed on April 7, 2017.

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

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2, in each of 2017, 2016 and 2015. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amount to kEUR 2 in each of 2017, 2016, and 2015.

Further, voxeljet acquired goods amounting to kEUR 15, kEUR 15, and kEUR 38 in 2017, 2016 and 2015 from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

25. Equity

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