Form 20-F
period 2018-12-31
voxeljet AG
filed 2019-03-28
CIK 1582581

As filed with the Securities and Exchange Commission on March 28, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

Ordinary shares: 4,836,000

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b‑2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non‑accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Actual results could differ materially from our forward‑looking statements due to a number of factors, including, without limitation, risks related to:

•	our ability to introduce new 3D printers and related print materials acceptable to the market and to improve the technology and print materials used in our current 3D printers;

•	fluctuations in our revenues and operating results;

•	the long sales cycle for our products, which makes the timing of our production planning and our revenues difficult to predict;

•	our ability to adequately increase demand for our products;

•	our ability to significantly increase the number of materials for use in our 3D printers fast enough to meet our business plan;

•	our dependence upon sales to certain industries;

•	our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products;

•	our ability to manage the expansion of our operations effectively in order to achieve our projected levels of growth;

•	our ability to manage the expansion of our operations effectively in difficult market environments like UK, India and China;

•	our ability to attract and retain key management or other key employees;

•	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy as well as to support the continuation of our operation;

•	our ability to maintain sufficient internal controls over financial reporting to comply with Section 404 of the Sarbanes-Oxley Act;

•	our ability to mitigate and remediate effectively the material weaknesses in our internal control over financial reporting;

•	our ability to obtain patent protection for our products or otherwise protect our intellectual property rights;

•	our ability to protect our trade secrets and intellectual property; and

•	the other factors listed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.          SELECTED FINANCIAL DATA

We present below our selected historical financial and operating data as of and for each of the years in the five‑year period ended December 31, 2018. The financial data have been derived from our financial statements which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial statements as of December 31, 2018 and 2017 and for each of the years in the three‑year period ended December 31, 2018 are included elsewhere in this annual report. Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our financial statements and related notes, each included elsewhere in this annual report.

Statement of Comprehensive Loss Data:

	Year Ended December 31,
	2018	2018	2017 (i)	2016	2015	2014
	($ in thousands, except share and per share data) (1)	(€ in thousands, except share and per share data)
Revenues	$ 30,717	€ 26,009	€ 23,178	€ 22,338	€ 24,064	€ 16,163
Cost of sales	19,916	16,864	13,853	15,435	17,147	9,838
Gross profit	10,800	9,145	9,325	6,903	6,917	6,325
Selling expenses	8,659	7,332	6,474	5,312	6,922	3,746
Administrative expenses	6,598	5,587	5,129	4,563	5,178	4,026
Research and development expenses	7,480	6,334	5,528	5,683	5,470	4,027
Other operating expenses	887	751	1,844	3,881	888	101
Other operating income	(1,532)	(1,297)	(1,001)	(1,417)	(2,130)	(1,384)
Operating loss	(11,293)	(9,562)	(8,649)	(11,119)	(9,411)	(4,191)
Finance expense	1,350	1,143	190	230	277	472
Finance income	(2,305)	(1,952)	(365)	(38)	(158)	(299)
Financial result	(955)	(809)	(175)	192	119	173
Loss before income taxes	(10,337)	(8,753)	(8,474)	(11,311)	(9,530)	(4,364)
Income tax expenses (benefit)	13	11	80	2	64	(32)
Loss	$ (10,350)	€ (8,764)	€ (8,554)	€ (11,313)	€ (9,594)	€ (4,332)
Other comprehensive (income) loss	$ 211	€ 179	€ (505)	€ (1,111)	€ 237	€ 1
Total comprehensive Loss	$ (10,562)	€ (8,943)	€ (8,049)	€ (10,202)	€ (9,831)	€ (4,333)

Loss attributable to:
Owner of the Company	$ (10,308)	€ (8,728)	€ (8,538)	€ (11,287)	€ (9,594)	€ (4,332)
Non-controlling interests	$ (43)	(36)	(16)	(26)	--	--
	$ (10,350)	€ (8,764)	€ (8,554)	€ (11,313)	€ (9,594)	€ (4,332)

Total comprehensive loss attributable to:
Owner of the Company	$ (10,519)	€ (8,907)	€ (8,033)	€ (10,176)	€ (9,831)	€ (4,333)
Non-controlling interests	$ (43)	(36)	(16)	(26)	--	--
	$ (10,562)	€ (8,943)	€ (8,049)	€ (10,202)	€ (9,831)	€ (4,333)

Loss per share	$ (2.62)	€ (2.21)	€ (2.29)	€ (3.04)	€ (2.58)	€ (1.22)
Weighted average number of ordinary shares outstanding	3,940,636	3,940,636	3,720,000	3,720,000	3,720,000	3,555,616

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

Statement of Financial Position Data:

	Year Ended December 31,
	2018	2018	2017 (i)	2016	2015	2014
	($ in thousands) (1)	(€ in thousands)
Cash and cash equivalents	$ 8,475	€ 7,402	€ 7,569	€ 7,849	€ 2,086	€ 8,031
Inventories	11,523	10,064	9,259	11,213	7,841	5,247
Fixed assets	31,688	27,675	27,949	23,521	21,383	19,466
Current financial assets	14,776	12,905	14,044	12,579	31,746	41,142
Total assets	79,408	69,352	67,002	62,139	70,120	81,095
Total liabilities	26,194	22,877	23,113	10,603	8,651	9,795
Equity	53,214	46,475	43,889	51,536	61,469	71,300

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

Other Data (unaudited):

	2018	2018	2017	2016	2015	2014
	($ in thousands, except 3D printers sold and per share data) (1)	(€ in thousands, except 3D printers sold and per share data)
EBITDA(2)	$ (7,152)	€ (6,056)	€ (5,486)	€ (8,577)	€ (6,429)	€ (2,048)
Net loss per ADS(3)	$ (0.52)	€ (0.44)	€ (0.46)	€ (0.61)	€ (0.52)	€ (0.24)
3D printers sold(4)	19	19	15	18	18	14

(1)

Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2018 of $ 1.1450 and the average exchange rate from January 1 until December 31, 2018 of $ 1.1810 per euro, respectively.

(2)

We define EBITDA (earnings before interest and other financial result, taxes, depreciation and amortization) as profit (loss) plus income tax expenses (benefit), financial result and depreciation and amortization. Disclosure in this annual report of EBITDA, which is a non‑IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non‑recurring items. However, senior management believes EBITDA is useful to investors and other users of our financial statements in evaluating operating performance because it provides them with an additional tool to compare business performance across companies and across periods.

The following table reconciles net loss to EBITDA for the periods presented:

	Year Ended December 31,
	2018	2018	2017 (i)	2016	2015	2014
	($ in thousand) (A)	(€ in thousands)
Net loss	$ (10,350)	€ (8,764)	€ (8,554)	€ (11,313)	€ (9,594)	€ (4,332)
Income tax expenses (benefit)	13	11	80	2	64	(32)
Financial result	(955)	(809)	(175)	192	119	173
EBIT	(11,293)	(9,562)	(8,649)	(11,119)	(9,411)	(4,191)
Depreciation and amortization	4,141	3,506	3,163	2,542	2,982	2,143
EBITDA	$ (7,152)	€ (6,056)	€ (5,486)	€ (8,577)	€ (6,429)	€ (2,048)

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

(A)

Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $ 1.1810 per euro, the average exchange rate from January 1 until December 31, 2018.

(3)	Each ADS represents one‑fifth of an ordinary share.

(4)	Includes refurbished 3D printers but does not include test machines or 3D printers involved in sale and leaseback transactions.

B.          CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.          REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Risks Related to Our Business and Industry

We may not be able to introduce new 3D printers and related print materials acceptable to the market or to improve the technology and print materials used in our current 3D printers to meet customer demands.

Our revenues are derived from the sale new or used and refurbished of 3D printers for, and products manufactured using, additive manufacturing. Our market is subject to innovation and technological change. A variety of technologies compete against one another in our market, which is, in part, driven by technological advances and end‑user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the industrial additive manufacturing market depends, in large part, on our success in enhancing and developing new 3D printers, enhancing and adding to our technology and developing and qualifying new materials in which we can print. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products and technologies. However, we may not be able to:

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

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this annual report:

•	the degree of market acceptance of our products;

•	the mix of machines and products that we sell during any period;

•	our long sales cycle including our ability to adapt production to demand;

•	the entry of new competitors into our market;

•	generally weaker demand for 3D printers in the first and third quarters;

•	development of new competitive systems or processes by others;

•	changes in our pricing policies or those of our competitors, including our responses to price competition, impacting our ability to realize work in progress at expected gross margins;

•	delays between our expenditures to develop and market new or enhanced 3D printers and products and the generation of sales from those products;

•	changes in the amount we spend in our marketing and other efforts;

•	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

•	changes in the cost of satisfying our warranty obligations and servicing our installed base of products;

•	our level of research and development activities and their associated costs and rates of success;

•	changes in the size and complexity of our organization, including our operations outside of Europe;

•	increased expenses in connection with improving our internal control over financial reporting;

•	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

•	general economic and industry conditions that affect end‑user demand and end‑user levels of product design and manufacturing;

•	changes in accounting rules and tax laws; and

•	changes in interest rates that affect returns on our cash balances and short‑term investments.

Our margins and EBIT may fluctuate.

Margins in both our Systems and Services segments and our EBIT may fluctuate from quarter‑to‑quarter and year‑to‑year and are likely to continue to vary due to a number of factors, many of which are beyond our control, including fluctuations in foreign exchange rates, increased competition and increased expenses. To pursue our growth strategy, we have expanded by establishing operations in different countries. While the subsidiaries in India and China are in the start‑up phase, we may not be able to achieve our desired gross margin and EBIT targets for those subsidiaries. This may lead to a weaker margin and EBIT contribution from these subsidiaries to us.

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

We may not be able to significantly increase the number of materials for use in our 3D printers fast enough to meet our business plan, and, if we are successful, we may attract more competitors into our markets, some of which may be much larger than we are. Furthermore, we may not be able to develop our 3D printers to serve in a mass production environment.

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

If, however, we succeed in qualifying a growing number of materials for use in our 3D printers as well as developing our 3D printers to serve in a mass production environment, that should increase our addressable market, both as to customers and products for customers. However, as we create a larger addressable market, our market may become more attractive to other 3D printing companies or large companies that are not 3D printing companies but which may see an economic opportunity in the markets we have created. Similarly, if our focus on selling large 3D printers and 3D printed products to industrial companies proves successful, an increase in the number of competitors in that particular market is likely to adversely affect our business and financial results.

Customers may decide to order parts rather than to purchase new or used and refurbished 3D printers. This may result in a significant loss of revenues in the Systems segment.

Our Systems segment revenues largely depend on our ability to sell new or used and refurbished 3D printers to customers. There may be various reasons why customers may choose to order parts from us rather than to purchase the full 3D printer equipment, such as increased convenience, lower maintenance costs, etc. If there is an increasing trend for our customers to place parts orders in lieu of equipment purchase orders and we are unable to reverse that trend, we may experience significant losses in revenues in the Systems segment, which in turn could adversely affect our business and financial results.

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

We have expanded our operations significantly in recent periods, including both our German and U.S. operations, and our business plan calls for further expansion over the next several years, including UK, Asia and North America. After the restructuring of our UK operation, we are more focused in addressing the automotive and aerospace industry. Our expansion in Asia is proceeding through our subsidiaries in India and China. The legal, market and cultural environment in both India and China represent challenges for our management. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve our planned broadening of our product offerings and client base, improvements in our 3D printers and materials used in our 3D printers, and our ongoing international growth. In particular, we must increase our marketing and services staff to support new marketing and service activities and to meet the needs of both new and existing customers. Our ability to successfully increase our marketing efforts is not guaranteed, and if we are not able to successfully increase our marketing efforts, we may not be able to grow our business as intended. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may not be able to achieve our anticipated level of growth, which would adversely affect our results of operations.

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

We may need to raise additional capital from time to time in order to meet our growth strategy as well as to support the continuation of our operation and may be unable to do so on attractive terms, or at all.

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

We need certain commercial success of the financed research and development project.

We entered into an investment loan commitment of a total of € 25.0 million with the European Investment Bank. This loan commitment is guaranteed by European Union under the European Fund for Strategic Investments and is limited to 50% of the total cost of a research and development project. The first loan tranche A of € 10.0 million was already disbursed, further € 15.0 million disbursement of tranches B and C depend on sales and EBITDA performance targets. The scheduled repayment of any disbursed loan tranches including interest will depend on the success of the financed research and development project.

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

Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 75%, 75%, and 73% of our total sales in 2018,  2017, and 2016, respectively. We currently have subsidiaries in China, India, the UK and the United States. One of our growth strategies is to further pursue opportunities for our business in several areas around the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

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

We may not be able to complete future acquisitions on favorable terms, if at all. If we do complete an additional acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

•	problems integrating the purchased business, products or technologies;

•	challenges in achieving strategic objectives, cost savings and other anticipated benefits;

•	increases to our expenses;

•	the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;

•	inability to maintain relationships with key customers, vendors and other business partners of the acquired businesses;

•	diversion of management’s attention from their day‑to‑day responsibilities;

•	difficulty in maintaining controls, procedures and policies during the transition and integration;

•	entrance into marketplaces where we have no or limited prior experience and where competitors have stronger marketplace positions;

•	potential loss of key employees, particularly those of the acquired entity

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

For example, in June 2016, the UK held a non-binding advisory referendum in which voters voted for the UK to exit the EU ("Brexit"). The referendum has created significant uncertainty about the future relationship between the UK and the EU.  Political or geographical events, such as Brexit, or diplomatic tensions could result in changes in trade policy, taxes, market volatility or currency exchange rate fluctuations, and resulting uncertainty in the economy and markets that could have a long-term adverse impact on our results and financial condition, particularly as a result of increased trade barriers in the form of customs duties in relation to the European single market. In extreme cases, we could experience interruptions in production due to the processing of customs formalities or reduced customer spending in the wake of weaker economic performance.  If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

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

Our indebtedness could adversely affect our financial condition.

We have a total debt of € 17.2 million outstanding as of December 31, 2018 out of which €10 million is borrowed from the European Investment Bank (EIB). We are obliged to pay a Performance Participation Interest (PPI) on an increase of the market price of our shares. Payment of this PPI to EIB may adversely affect our financial condition and have a significant negative impact our cash flows.

We incur significant costs in our efforts to remediate material weaknesses.

As of December 31, 2018, we did not maintain an effective control environment. Material weaknesses and control deficiencies were identified in our internal controls over financial reporting. We have developed and are in the process of implementing various measures in connection with our remediation of the material weaknesses identified in our ongoing efforts to improve our internal control over financial reporting. We will continue to expend significant financial and information-technology resources to remediate these material weaknesses and deficiencies. The process of remediating these material weaknesses and deficiencies may divert the attention of management and other resources from our ongoing business, and this remediation process, if we are successful at all, may require several years to complete.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost‑effective operations and provide service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. In 2018, we did not have effective general information technology general controls (GITCs) over our information technology system that supports the Company’s financial reporting processes to ensure that information used in financial reporting is timely, current, accurate, complete, accessible, protected and verifiable and retained, specifically inappropriate user creation and authorization assignment and ineffective program change management due to lack of proper documentation and approval. Accordingly, automated process-level controls and manual controls that are dependent upon the completeness and accuracy of information derived from IT systems are also determined to be ineffective. Additionally, the Company did not have effective end-user computing controls over manual spreadsheets used in the financial reporting process. Further, our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

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

The stock market generally, including our ADSs, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. The market price and liquidity of the market for our ADSs may fluctuate and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

•	significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;

•	our material weakness in our internal controls;

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

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Future sales of a substantial number of our shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. We have filed a registration statement on Form F-3 with the SEC utilizing a "shelf" registration process, and such shelf registration statement was declared effective on August 28, 2017. Under this shelf registration process, subject to any applicable US securities law rules and regulations, we may offer from time to time up to an aggregate of $75,000,000 of our ordinary shares, debt securities, warrants and rights to subscribe for ordinary shares, in one or more offerings. Pursuant to such shelf registration statement, in October 2018, we issued 972,000 ordinary shares, equivalent to 4,860,000 ADSs, in an underwritten public offering (the “October 2018 Issuance”). In November 2018, we issued additional 144,000 ordinary shares, equivalent to 720,000 ADSs, upon the exercise of the over-allotment option exercised by the underwriter (the “November 2018 Issuance” and together with the October 2018 Issuance, the “Issuance”).

To the extent that we raise additional funds through the issuance and sale of equity or other securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities, the terms may include liquidation or other preferences that adversely affect shareholder rights and the existing shareholders' ownership interests will be diluted if the statutory shareholders' subscription right is not exercised by the shareholders or is excluded by the general shareholders' meeting or the management board.

To the extent that we raise additional funds through the issuance and sale of equity or other securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities, the terms may include liquidation or other preferences that adversely affect shareholder rights and the existing shareholders' ownership interests will be diluted if the statutory shareholders' subscription right is not exercised by the shareholders or is excluded by the general shareholders' meeting or the management board.

Under the German Stock Corporation Act, every shareholder is entitled to subscription rights for new ordinary shares to be issued or for other new securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities.

However, our shareholders at the general shareholders' meeting can resolve to exclude such statutory subscription rights with an affirmative vote of a majority of at least three-quarters of the share capital represented at the meeting. An exclusion of subscription rights also requires a report from the management board to the effect that the interests of our company in excluding the subscription rights outweigh the interests of the shareholders to be entitled to a subscription. An exclusion of subscription rights may be permissible without such justification if our company is increasing the capital in return for cash contributions, the amount of the capital increase does not exceed 10 per cent of the existing share capital of our company, and the issue price of the new shares is not significantly lower than the trading price for shares in our company of the same class and having the same features already listed at the time of the final determination of the issue price. The trading price may also be determined by the market price of an ADS listed on the New York Stock Exchange, multiplied by the number of ADSs which represent a share.

Shareholders at the general shareholders' meeting may also authorize the management board to exclude the statutory shareholders' subscription right for new ordinary shares to be issued or for other new securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities.

After the Issuance, the management board is utilizing the authorized share capital pursuant to Section 5 of the articles of association of our company – which authorizes the management board, with the consent of the supervisory board, to increase our company's registered share capital in one or more tranches by up to an additional EUR 744,000 by issuing up to 744,000 new shares (equivalent to 3,720,000 ADSs) against contributions in cash or in kind.  The management board is  authorized to exclude the statutory shareholders' subscription rights with the consent of the supervisory board (i) to exclude fractional amounts resulting from the subscription ratio from the statutory shareholders' subscription right, (ii) in case of capital increases in kind, in particular, but without limitation, to acquire companies, divisions of companies or interests in companies or (iii) in case of capital increases in cash provided that the issue price of the new shares is not substantially lower than the trading price for shares in our company of the same class and having the same conditions already listed at the time of the final determination of the issue price (the trading price shall also be understood to mean the price of an ADS listed at the New York Stock Exchange multiplied by the number of ADSs representing one share) and further provided that the amount of the share capital represented by the shares issued in this context under the exclusion of the statutory shareholders' subscription tight does not exceed 10 per cent of the share capital both at the time when such authorization came into effect and when it is utilized.

In addition, shareholders at the general shareholders' meeting may from time to time cancel, amend or grant new authorizations to the management board to exclude the statutory shareholders' subscription rights, also for capital increases in cash for the purpose of issuing shares that are to be placed on the US capital market or with institutional investors from any jurisdiction by means of ADSs, and in the same context also to cover an over-allotment option granted to the issuing banks.

Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

Members of our Management Board currently beneficially own 18.2% of our ordinary shares (including ordinary shares represented by ADSs). These shareholders have significant influence over the outcome of all matters requiring shareholder approval. For example, these shareholders may be able to influence the outcome of elections of members of our Supervisory Board, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ADSs.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2019. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2018, approximately 11% of our assets were located in the United States, although this may increase as we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the New York Stock Exchange that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

Because we are no longer an “emerging growth company,” as defined in the JOBS Act, we must incur additional expenses and devote increased management time to compliance with additional disclosures that are applicable to companies that are not emerging growth companies.

For as long as we qualified as an emerging growth company, we were permitted to take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These included, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and other public filings. However, because we ceased to be an emerging growth company effective as of December 31, 2018, we have incurred and expect in the future to incur additional expenses and to devote increased management time toward ensuring compliance with those requirements applicable to companies that are not emerging growth companies.

In particular, beginning with this Annual Report on Form 20-F, our independent registered public accounting firm is required to provide an annual attestation report regarding the effectiveness of our internal control over financial reporting. Testing and maintaining internal control over financial reporting can divert our management’s attention from other matters that are important to the operation of our business. If our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ADSs could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities or to stockholder litigation, which could have an adverse impact on the market price or our common stock and cause us to incur additional expenses.

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

More specifically, several new or amended standards and interpretations to IFRS are expected over the coming years. In particular, IFRS 16  “Leases” went into effect on January 1, 2019. With respect to IFRS 16, we have evaluated our assessment of the impact thereof.

Our management has concluded that our disclosure controls and procedures are ineffective due to material weaknesses in our internal control over financial reporting. If we are unable to establish and maintain effective internal control over financial reporting or if we are unable to remediate these material weaknesses, our ability to produce accurate and reliable financial statements could be impaired, and the market price of our ADSs may be negatively affected.

The Sarbanes‑Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In connection with the preparation of our financial statements as of December 31, 2018, we concluded there were a material weaknesses in our control environment. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. See “Item 15. Controls and Procedures.”.

In addition, as of December 31, 2017 and December 31, 2016, we identified a material weakness in non-standard transactions, including revenue recognition for non-standard service transactions, which are not reviewed in sufficient detail by personnel with appropriate technical expertise to ensure that the accounting treatment in accordance with IFRS is appropriate, and in the design and operations of controls over financial reporting that resulted from the lack of controls over the valuation of work-in-process inventories, respectively.

While we have remediated prior material weaknesses, we cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Our failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. In addition, we may not be able to prevent or detect a material misstatement in our financial statements on a timely basis or at all. Such misstatements could result in a future restatement of our financial statements, could cause us to fail to meet our reporting obligations, or could cause investors to lose confidence in our reported financial information, leading to a decline in the price of our ADSs or litigation. Furthermore, our reputation could be harmed and our customers’ and partners’ confidence in us may be impaired, all of which could damage our business. See “Item 15. Controls and Procedures.”

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

On April 16, 2014, we completed a follow‑on offering of 3,000,000 ADSs at a public offering price of $15.00 per ADS. Net proceeds from the follow‑on offering to the Company were approximately $41.4 million. On April 24, 2014, the underwriters in the follow‑on offering purchased 450,000 ADSs from certain of the Company’s shareholders (the “Selling Shareholders”) pursuant to the overallotment option they were granted in the follow‑on offering. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

On October 17, 2018, we issued 972,000 ordinary shares, equivalent to 4,860,000 American Depository Shares (“ADS”), at an offering price of $2.57 per ADS (the “Public Offering Price”). The Company received net proceeds of approximately $10.6 million. Members of our management board, who are also significant shareholders, purchased an aggregate number of 233,462 ADSs in this offering at the Public Offering Price. On November 8, 2018, we closed the over-allotment option in which we issued additional 144,000 ordinary shares, equivalent to 720,000 ADSs. The Company received net proceeds of approximately $1.6 million.

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

Capital Expenditures

Our capital expenditures amounted to €3.9 million,  €3.6 million and €3.7 million, for the years ended December 31, 2018,  2017, and 2016, respectively. In 2018 the capital expenditures mainly comprised 3D printers to be used in our Services segment. In 2017 and 2016, our principal capital expenditures were for the construction of a new office building and production facility located in Friedberg, Germany for approximately € 1.9 million and € 3.1 million, respectively. At the end of 2016, the amount of € 3.1 million was recognized as an asset under construction since the construction of the building on the property was not completed until October 2017. For further information about the property we purchased in Friedberg, Germany, see “—D. Property, Plants and Equipment.”

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

We sold our first 3D printer in 2002 and commenced our on‑demand parts services business in 2003. As of December 31, 2018,  we had an installed base of 171 printers worldwide, and we operated service centers in Germany, the United States, the United Kingdom and China. Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service centers in the United Kingdom and China have approximately 10,000 square feet and approximately 7,400 square feet of production space, respectively. On March 1, 2019, our Chinese service center moved into a new facility with more than 78,000 square feet of production space, storage and office space.

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

The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

We currently produce seven 3D printer platforms. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets that are currently in development. As of December 31, 2018, we had an installed base of 171 printers worldwide, which includes (i) printers in our service centers and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

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

We are currently in varying stages of development of new material sets which include the following particulate materials:

•	different types of sands;

•	different types of ceramics;

•	silicon carbide and other hard metals;

•	cement;

•	polyamide;

•	thermoplastic polyurethane

On‑demand Parts Services

At our service centers, we create parts, molds, cores and models for a variety of industrial and commercial customers based on designs produced using 3D CAD software. We receive orders directly from customers and indirectly through our sales agents.

Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service centers in the United Kingdom and China have approximately 10,000 square feet and approximately 7,400 square feet of production space, respectively. On March 1, 2019, our Chinese service center moved into a new facility with more than 78,000 square feet of production space, storage and office space.

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

Our Customers

We are in the market for industrial part production utilizing additive manufacturing and are one of the few providers of additive manufacturing solutions to industrial customers, including the foundry, automotive, heavy equipment, power fluid handling and aerospace industries. We believe we have a reputation for providing high‑quality systems and services in the marketplace with strong relationships with a number of leading multinational customers, including Daimler AG, BMW AG, Ford Motor Company, Volkswagen AG and Porsche SE, as well as with other key users of additive manufacturing, and technical universities such as the University of Rostock, and the Vaal University of Technology. Purchasers of our printers also include original equipment manufacturers, government agencies and independent service bureaus that provide rapid prototyping and manufacturing services to their customers. Many of our customers have been customers for over a decade. We also collaborate on research and development projects with a number of our automotive and technical university customers, including Daimler AG, BMW AG, Ford Motor Company, Volkswagen AG and the Technical University of Munich. As our customers integrate additive manufacturing into their production processes, they typically continue to utilize our on‑demand parts service center for a variety of reasons, including for incremental capacity and for parts printed from different material sets.

We conduct a significant portion of our business with a limited number of customers. Our top five customers represented 20%, 19% and 24% of total revenues for the years ended December 31, 2018, 2017, and 2016, respectively. These customers primarily purchased 3D printers, while one of the top five customers primarily ordered printed parts. In the year ended December 31, 2018, there were no customers who accounted for more than 10% of our revenues. Sales of on‑demand parts and consumables tend to be from repeat customers that may utilize the capability of our on‑demand parts service centers for one month or longer. Sales of 3D printers are low volume and generate significant revenues, but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer’s capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period‑to‑period financial results.

Sales and Marketing

We sell our 3D printers and related consumables both through our direct sales force and with the assistance of our network of more than 20 third-party sales agents globally. Our sales organization, including our dedicated sales, service and application engineers, is responsible for worldwide sales of our 3D printers and on‑demand parts services, as well as for the management and coordination of our growing sales agent network. Our direct sales force focuses primarily on customers in Europe, North America and Asia Pacific, while our sales agents are responsible for facilitating sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our sales agents, which grant the sales agent the right to market our products in a specified territory on either an exclusive or non‑exclusive basis, depending on the sales agent; however, all sales contracts for our products are entered into between us and our customers. Certain of these sales agents also provide maintenance services to customers in their specified territories. Our application engineers provide professional services through pre‑sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of December 31, 2018, our worldwide sales staff for systems and parts consisted of 53 employees. We also expect that our subsidiaries in Europe, North America and Asia Pacific will improve market access through local market development and allow the targeting of specific customers.

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

Services and Warranty

Our fully‑trained service technicians perform installations of our 3D printers. For the first year following the purchase of one of our 3D printers, we provide complimentary service and support under the statutory warranty. We also offer service contracts under which our customers can purchase maintenance and services beyond the one‑year term of the warranty. These service contracts contain varying degrees of support services and are priced accordingly. Finally, we sell spare parts which we maintain in stock to assist in providing service expeditiously to our customers. Historically, we have not experienced a high level of warranty claims.

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

Research and Development

We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of December 31, 2018, we had various active research and development projects in different stages of completion. All research and development costs are charged to expense as incurred, as the criteria set forth in IAS 38 for capitalizing such costs have not yet been met. Our development efforts are augmented by development arrangements with research institutions, customers and suppliers of material and hardware, among others.

In addition to our internally‑developed technology platforms and the related software, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products.

Our research and development expenses were € 6.3 million, € 5.5 million, and € 5.7 million for the years ended December 31, 2018,  2017, and 2016, respectively.

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

Patents.  As of February 28, 2019, we owned or co-owned 60 issued U.S. patents and 37 pending U.S. patent applications. In addition, we own or co‑own patent rights in Europe, Asia, Brazil and Canada. In total, as of February 28, 2019 our patent portfolio consisted of over 402 patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2019 and the latest expiring in 2035. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

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

Germany

Legal Requirements for Manufacturing Sites

Emissions Control Law.  We do require a permit granted under the Federal Emissions Control Act (Bundes‑ Immissionsschutzgesetz, or BImSchG), as we use resins (Harze) to create models for customers. Therefore, the permit was granted for the buildings “Halle 1” “and Halle 2” to us in December 2013 by the District Administration (Landratsamt) of Aichach- Friedberg. The building permit was granted under the condition (Auflage), that the amount of resins processed by us does not exceed 25 kilograms per hour. For the building “Halle 3”, the permit was granted in July 2016 by the District Administration (Landratsamt) of Aichach- Friedberg. The building permit was granted under the condition (Auflage), that the amount of resins processed by us does not exceed 10 kilograms per hour. Facilities that are subject to BImSchG are required to comply with the current state of the art (Stand der Technik) in emissions reduction and safety technology. We are therefore supervised by the Landesamt für Umweltschutz (LfU) and as well by the District Administration of Aichach Friedberg and have regularly give full reports about the emissions in our facilities.

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

We have trained and educated an employee to serve as our risk prevention officer (Gefahrgutbeauftragter). The risk prevention officer ensures that we comply with specific regulations and provisions when dangerous goods are shipped. In addition, we have two “Authorized Persons” (Beauftragte Personen), who are equally responsible for the risk prevention, and who are advised by the risk prevention officer. All of these persons (risk prevention officer and the authorized persons) do regularly take part in external trainings.

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

Geographic Information

Our revenues by geographic region for the year ended December 31, 2018 were EMEA 56%, Asia Pacific 21% and Americas 23%, as compared to EMEA 64%, Asia Pacific 11% and Americas 25% for the same period in 2017. In 2016, our revenues by geographic region were EMEA 60%, Asia Pacific 22% and Americas 19%. See Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

C.          ORGANIZATIONAL STRUCTURE

Our corporate structure includes voxeljet AG (formerly Voxeljet Technology GmbH) and the three wholly-owned subsidiaries voxeljet America Inc. (voxeljet America), voxeljet UK Ltd. (voxeljet UK) and voxeljet India Pvt. Ltd (voxeljet India). Additionally it includes voxeljet China Co., Ltd. where we held a supermajority shareholding of 95.825% interest. Within the contribution of a lease contract on March 1, 2019 which includes 36 months free of rent, which has been negotiated by our joint venture partner Suzhou Meimai Fast Manufacturing Technology Co., Ltd, (“Meimai”), Meimai has increased there shareholding from 4.175% to 30.0% as it has been agreed within the joint venture contract. Therefore our shareholding in voxeljet China Co., Ltd. decreased to 70% on March 1, 2019. On February 5, 2014, our subsidiary, voxeljet America Inc. was incorporated in Delaware. voxeljet America Inc. is headquartered near Detroit, Michigan and conducts our North American operations. We began printing on‑demand parts at the facility in the first quarter of 2015. On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited (“Propshop”) which became voxeljet UK Ltd, headquartered in Milton Keynes. On November 30, 2015, we established our subsidiary voxeljet India Pvt. Ltd to pursue opportunities in the industrial 3D printing market in India. voxeljet India is headquartered in the city of Pune, a large automotive and manufacturing center near Mumbai. voxeljet China was established on April 11, 2016 and is located in the city of Suzhou, near Shanghai.

D.          PROPERTY, PLANTS AND EQUIPMENT

At December 31, 2018, we owned/leased the following five properties worldwide:

Location	Primary Usage:	Area (Sq. Feet)
EMEA
Friedberg, Germany	Headquarters, production space, office space	135,380
Milton Keynes, UK	Production space, office space	10,021

Asia Pacific
Pune, India	Office space	1,400
Suzhou, China	Production space, office space	7,400

Americas
Canton, Michigan, USA	Production space, office space	50,000

We believe that our existing facilities are adequate for our current and foreseeable requirements. The facilities in Friedberg, Germany are owned by voxeljet, while the facilities in UK, India, China and the US are leased. On March 1, 2019, our Chinese subsidiary has moved into a new building which provides us with more than 78,000 square feet of production space, storage as well as office space.

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

In our Systems segment, we focus on the development, production and sale of 3D printers. In addition, we sell refurbished 3D printers which were produced for and used in our Services segment. Before these 3D printers are sold, they are fully refurbished and a new printhead is installed. We also provide consumables, including particulate materials and proprietary chemical binding agents, maintenance contracts, extended warranty contracts and spare parts to our customers.

In our Services segment, we print on‑demand custom parts for our customers. At our service centers, we create parts, molds, cores and models based on designs produced using 3D computer‑aided design, or CAD, software.

We sold our first 3D printer in 2002 and commenced our on‑demand parts services business in 2003. As of December 31, 2018, we had an installed base of 171 printers worldwide, and we operated service centers in Germany, the United States, the United Kingdom and China.

Our revenues were € 26.0 million, € 23.2 million, and € 22.3 million for the years ended December 31, 2018,  2017, and 2016, respectively.

Our net loss increased by € 0.2 million to a net loss of € 8.8 million in 2018 compared to a loss of € 8.6 million in 2017. In 2016 our net loss increased by € 1.7 million to a net loss of € 11.3 million compared to a loss of € 9.6 million in 2015.

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

Currency

As of December 31, 2018, we had operations in Germany, the United Kingdom, the United States, China and India. As a result, our revenue and earnings have exposure to a number of currencies, primarily the Euro, the U.S. dollar, the British Pound Sterling and the Chinese renminbi. As our presentation currency is the Euro, and the functional currencies of the businesses located outside of the Europe are primarily the U.S. dollar, the results of the businesses located outside of Europe must be translated each period to Euros. The financial statements of foreign subsidiaries are translated using the concept of the functional currency in accordance with IAS 21. The assets and liabilities of foreign subsidiaries are translated at the spot rate at the end of the period, while their income statement items are translated at average exchange rates for the respective periods. All resulting exchange differences are recognized in other comprehensive income. Gains and losses on foreign currency transactions primarily due to intercompany loans given to our subsidiaries are shown within other operating income and other operating expenses, respectively, in the consolidated statement of comprehensive loss. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

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

We believe that our investments in additional capacity in continental Europe and service centers in the United States, the United Kingdom, and China should position us to generate growth in our Services segment in the future.

We also must expend significant time and resources remediating material weaknesses in our internal controls over financial reporting.

Key Measures of Our Business

We use several financial and operating metrics to measure our business. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the longer‑ term performance of our marketplace. The key metrics are as follows:

Revenues

Our revenues are generated primarily by sales of our new or used and refurbished 3D printers, consumables and custom 3D printed parts produced at our service centers. We operate in two segments: Systems and Services. The Systems segment derives its revenues from the sale of new or used and refurbished 3D printers and products and services related to our 3D printers, including consumables, which include particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts. Systems revenue also includes revenues associated with the leasing of 3D printers to customers; however, revenues related to the leasing of 3D printers is not material. Within the Systems segment, we also report revenues from tailoring and development services. The Services segment derives its revenues from the on‑demand printing of parts at our service centers.

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

From time to time, refurbished 3D printers which have been operating at the Company’s service centers are routinely sold to customers.  Before these 3D printers are sold, they are generally fully refurbished, a process which includes the installation of a new printhead. On average, these refurbished printers have been operating within the service center for 1.5 to 2.5 years prior to their sale. The proceeds from the sale of such refurbished 3D printers are recognized as Systems revenues.

Gross Profit

Our gross profit and gross profit margin for our Systems and Services segments are mainly influenced by materials, labor and energy costs. In particular, the gross profit margin in our Systems segment on sales of our 3D printers also depend on the type and status of the sold products.  Sales of refurbished printers manufactured by us typically generates lower gross profits compared to sales of new 3D printers. Inventory reserves also impact our gross profit and related margin.

EBITDA

Our EBITDA (earnings before interest and other financial result, taxes, depreciation and amortization) is mainly influenced by the gross profit from our Systems segment and Services segment as well as from the operating expenses from the functions research and development, administration and sales and marketing. In addition, other operating expense and other operating income including gains and losses from foreign exchange transactions have an impact on EBITDA. The gross profit from our Systems segment is mainly driven by materials, labor and energy costs as well as movements in inventory reserves. The gross margin drivers for our Services segment relate to revenues, materials, labor and energy costs as well as facility costs. Costs for the non‑productive functions is influenced primarily by labor. Research and development expenses are partially driven by materials. One of the main drivers of expenses for the administrative function is legal fees as well as accounting and auditing fees while sales and marketing expenses are also influenced by commissions for sales agents.

 Adjusted EBITDA

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries which are difficult to forecast for future periods.

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

While the Company provides guidance for Adjusted EBITDA on a forward-looking basis, a reconciliation of the differences between the non-IFRS expectation and the corresponding IFRS measure (expected net income (loss)) is not available without unreasonable effort due to potentially high variability, complexity and low visibility as to the items that would be excluded from the IFRS measure in the relevant future period, such as unusual gains and losses, fluctuations in foreign currency exchange rates, the impact and timing of potential acquisitions and divestitures, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future IFRS results.

Critical Accounting Policies and Significant Estimates

Please refer to “Note 5. Critical accounting judgment and key sources of estimation and uncertainty in item 18.”

Statements of Comprehensive Loss

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2018		2017 (i)
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€ 26,009	100%	€ 23,178	100%	€ 2,831
Cost of sales	16,864	64.8	13,853	59.8	3,011
Gross profit	9,145	35.2	9,325	40.2	(180)
Selling expenses	7,332	28.2	6,474	27.9	858
Administrative expenses	5,587	21.5	5,129	22.1	458
Research and development expenses	6,334	24.4	5,528	23.9	806
Other operating expenses	751	2.9	1,844	8.0	(1,093)
Other operating (income)	(1,297)	5.0	(1,001)	4.3	(296)
Operating loss	(9,562)	36.8	(8,649)	37.3	(913)
Finance expense	1,143	4.4	190	0.8	953
Finance (income)	(1,952)	7.5	(365)	1.6	(1,587)
Financial result	(809)	(3.1)	(175)	(0.8)	(634)
Net loss before income taxes	(8,753)	33.7	(8,474)	36.6	(279)
Income taxes	(11)	0.0	(80)	0.3	69
Net Loss	€ (8,764)	33.7%	€ (8,554)	36.9%	€ (210)

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

Summary

Our revenues increased by € 2.8 million, or 12%, to € 26.0 million in 2018 from € 23.2 million in 2017. This was mainly due to the increase in revenues from our Services segment amounting to € 2.1 million, mainly due to contributions from the German operation, voxeljet America as well as voxeljet UK. Systems revenues increased by  € 0.7 million year-over-year, mainly related to  an increase in the number of printer sales.

Despite the increase in revenues, we were not able to improve our gross profit, which shows a slight decrease from € 9.3 million in 2017 to € 9.1 million in 2018.  This decrease of € 0.2 million was due to the decrease in gross margin of both segments Systems and Services. In our Services segment, we received higher gross profit contribution from our subsidiaries voxeljet America and voxeljet UK. Regarding the German operation and voxeljet China, gross profit contribution decreased. Gross profit at the German operation decreased due to the replacement of a higher number of printheads of our 3D printers running in our German service center. Gross profit from voxeljet America and voxeljet UK improved due to a higher utilization rate of our service centers.  The higher utilization regarding our American subsidiary was mainly related to a volume contract which started in July 2018 with a revenue contribution of € 1.1 million. The decrease of gross profit within the System segment was related to weaker gross profit from 3D printer sales, while gross profit contribution from system-related goods and services almost remained the same. Our consolidated gross profit margin was 35% in 2018 compared to 40% in 2017.  In the next years, we expect our gross profit margin to stabilize to approximately 40%.

Our operating loss increased by € 1.0 million to a loss of € 9.6 million in 2018 from a loss of € 8.6 million in 2017. This is mainly due to higher operating expenses related to sales and marketing, administration and research and development with an increase of € 0.9 million, € 0.5 million and € 0.8 million, respectively, in combination with the slight decrease in gross profit of € 0.2 million. This was partially offset by lower other operating expenses and higher other operating income resulting in a positive net impact of € 1.4 million.

Revenues by Segment

The table below sets forth the change in revenues by segment from 2017 to 2018:

	Year Ended December 31,
	2018	2017	period-over- period change
	(€ in thousands)
Systems	€ 12,248	€ 11,534	€ 714
Services	13,761	11,644	2,117
Total Revenues	€ 26,009	€ 23,178	€ 2,831

Revenues from the Systems segment for 2018 were € 12.2 million, representing a 6.1% increase over revenues of € 11.5 million in 2017. The Company sold fourteen new and five used and refurbished 3D printers during the year ended December 31, 2018 compared to ten new and five used and refurbished 3D printers in the prior year period. In 2018 we sold a higher number of smaller printers which usually have a lower gross profit margin.

Revenues from the Services segment for 2018 were € 13.8 million, which represents an increase of € 2.2 million or 19.0% over revenues of € 11.6 million in 2017.  This increase was mainly due to a higher revenue contribution from our subsidiary voxeljet America. The German operation and voxeljet UK also contributed higher revenues within this segment. This was partially offset by  a lower revenue contribution by our service center of voxeljet China. The increase in revenue at our German service center is due to the robust economy in the European market. The growth in revenue at our American service center and UK service center resulted from an increasing market penetration in the respective sales regions which is accompanied by a larger customer base.

Revenues by Geographic Region

The table below sets forth the change in revenues by geographic region from 2017 to 2018:

	Year Ended December 31, 2018		Year Ended December 31, 2017
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	14,673	56.4%	14,832	64.0%
Asia Pacific	5,450	21.0	2,526	10.9
Americas	5,886	22.6	5,820	25.1
Total	26,009	100.0%	23,178	100.0%

We generated more than 55% of our revenues in the EMEA region with a declining relative proportion of our revenues. The portion of revenues in the Asia Pacific region increased due to higher printer sales, which was partially offset by decreased sales from our Services segment. The growing revenues related to system sales within the Asia Pacific region reflects the growing interest in the market in our products as well as the opportunities generated by our subsidiary voxeljet China.

Gross Profit and Gross Profit Margin

Total gross profit for 2018 slightly decreased, which was related to both the Systems and Services segments, while total gross profit margin significantly decreased. The main drivers were the German operation as well as voxeljet China with decreases in both gross profit and gross profit margin. At the German operation, gross profit margin for Systems decreased due to a different product mix of systems sold in 2018 than in 2017. In 2018, we sold a higher number of smaller 3D printers, which usually have a lower gross profit margin. Gross profit margin for Services decreased at the German operation due to the replacement of a higher number of printheads of our 3D printers running in our German service center, especially for our largest systems. This was partially offset by improved gross profit and gross profit margin contributions from our U.S. subsidiary. voxeljet UK slightly improved both values, as well. Overall, our gross profit margin decreased from 40% in 2017 to 35% in 2018.

The table below sets forth gross profit and gross profit margin for our Systems and Services segments for the presented periods:

	Year Ended December 31, 2018		Year Ended December 31, 2017 (i)
	Amount	Gross margin as percentage of relevant segment revenues	Amount	Gross margin as percentage of relevant segment revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€ 3,708	30.3%	€ 4,258	36.9%	€ (550)
Services	5,437	39.5	5,067	43.5	370
Total	€ 9,145	35.2%	€ 9,325	40.2%	€ (180)

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

Gross profit for our Systems segment slightly decreased to € 3.7 million in 2018 from € 4.3 million in 2017, while the gross profit margin moderately declined, with a 6.6% decrease to 30.3% in 2018 from 36.9% in 2017. This was mainly due to lower gross profit and gross profit margin from 3D printer sales, which was influenced by a less favorable product mix. Gross profit margin from system-related goods and services, including consumables, spare parts and maintenance, remained almost flat. In 2018 we reduced the reserve for slow-moving inventory with a positive impact of € 0.4 million, compared to a positive impact of € 0.5 million in 2017.

Gross profit for our Services segment in 2018 amounted to € 5.4 million, and therefore increased slightly by € 0.3 million compared to 2017. The gross profit margin decreased from 43.5% in 2017 to 39.5% in 2018. This was mainly related to weaker gross profit contributions from the German service center as well as the Chinese service center.   Gross profit margin for Services decreased at the German service center due to several replacements of printheads of our 3D printers. This was partially offset by improved contributions from voxeljet America and voxeljet UK. The gross profit margin from these two service centers improved gross margin due to a higher utilization rate of their equipment related to an increased number of orders. The higher utilization at our U.S. subsidiary was mainly related to a volume contract which began in July 2018 with a revenue contribution of € 1.1 million.

Operating Expenses

As shown in the table below, total operating expenses increased to € 18.7 million in 2018 compared to € 18.0 million in 2017, but decreased to 71.9% of revenues in 2018 compared to 77.5% in 2017. This increase was related to the increase in revenues. Administrative expenses increased by € 0.5 million from € 5.1 million in 2017 to € 5.6 million in 2018. This was mainly due to the significant increase in headcount resulting in higher personnel expenses. The increase in selling expenses from € 6.5 million in 2017 to € 7.3 million in 2018 was almost in line with the increase in revenues. The increase in research and development expenses from € 6.3 million in 2018 compared to € 5.5 million in 2017 was mainly due to higher labor costs related to salary increases and a  higher headcount as well as a higher consumption of materials to support existing and future research and development projects.

In 2018, we continued to invest in research and development. Our research and development expenses amounted to 24.4% of our revenues in 2018. Therefore the ratio remained almost unchanged compared to 2017.

	Year Ended December 31,
	2018		2017
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€ 7,332	28.2%	€ 6,474	27.9%	€ 858
Administrative expenses	5,587	21.5	5,129	22.1	458
Research and development expenses	6,334	24.4	5,528	23.9	806
Other operating expenses	751	2.9	1,844	8.0	(1,093)
Other operating (income)	(1,297)	(5.0)	(1,001)	(4.3)	(296)
Total	€ 18,707	71.9%	€ 17,974	77.5%	€ 733

Administrative expenses mainly included personnel expenses as well as consulting fees. The majority of our selling expenses related to personnel expenses and distribution expenses including freight and commissions for sales agents.

Other operating income and expenses

Other operating expenses for the year ended December 31, 2018 were kEUR 751 compared to kEUR 1,844 in the prior year period. This is mainly due to lower losses from foreign currency translations. Foreign currency losses amounted to kEUR 511 for the year ended December 31, 2018, compared to kEUR 1,585 in the same period in 2017. The losses from foreign currency transactions were primarily driven by the valuation of the intercompany loans granted by the parent company to our US and UK subsidiaries.

Other operating income was kEUR 1,297 for the year ended December 31, 2018 compared to kEUR 1,001 in the prior year period. The increase was mainly due to higher gains from foreign currency transactions of kEUR 794 in 2018 compared to kEUR 135 in 2017.

Operating Loss

Operating loss and operating loss as a percentage of total revenues in 2018 and 2017 were as follows:

Year Ended December 31,
	2018		2017 (i)
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating loss	€ (9,562)	-36.8%	€ (8,649)	-37.3%	€ (913)

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

We had an operating loss of € 9.6 million in 2018, a decrease of € 1.0 million compared to an operating loss of € 8.6 million in 2017. This is mainly due to higher operating expenses related to sales and marketing, administration and research and development which increased € 0.9 million, € 0.5 million and € 0.8 million, respectively, in combination with the slight decrease in gross profit of € 0.2 million. This was partially offset by lower other operating expenses and higher other operating income, which resulted in a positive net impact of € 1.4 million.

Financial Result

	Year Ended December 31,
	2018	2017
	(€ in thousands)
Interest expense	1,143	190
Interest income	(1,952)	(365)
Financial result	(809)	(175)

We had a financial result of € 0.8 million in 2018, an increase of € 0.6 million compared to a financial result of € 0.2 million in 2017. This was due to higher interest income mainly from revaluation of the derivative financial instruments related to the EIB loan of € 1.1 million and higher interest expense mainly from long term debt.

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2017 (i)		2016
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€ 23,178	100%	€ 22,338	100%	€ 840
Cost of sales	13,853	59.8	15,435	69.1	(1,582)
Gross profit	9,325	40.2	6,903	30.9	2,422
Selling expenses	6,474	27.9	5,312	23.8	1,162
Administrative expenses	5,129	22.1	4,563	20.4	566
Research and development expenses	5,528	23.9	5,683	25.4	(155)
Other operating expenses	1,844	8.0	3,881	17.4	(2,037)
Other operating (income)	(1,001)	4.3	(1,417)	6.3	416
Operating profit (loss)	(8,649)	37.3	(11,119)	49.8	2,470
Finance expense	190	0.8	230	1.0	(40)
Finance (income)	(365)	1.6	(38)	0.2	(327)
Financial result	(175)	-0.8	192	0.9	(367)
Net profit (loss) before income taxes	(8,474)	36.6	(11,311)	50.6	2,837
Income taxes	(80)	0.3	(2)	0.0	(78)
Profit (loss)	€ (8,554)	36.9%	€ (11,313)	50.6%	€ 2,759

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

Summary

Our revenues increased by € 0.9 million, or 4%, to € 23.2 million in 2017 from € 22.3 million in 2016. This is due to the increase in revenues from our Services segment amounting to € 2.4 million, mainly due to contributions from the German operation as well as voxeljet America and voxeljet China. This increase was significantly offset by a decrease in revenues of €1.5 million from our Systems segment, mainly related to a decline in the number of printer sales, partially offset by higher revenues from system-related goods and services, including consumables, spare parts and maintenance.

We were able to improve our gross profit from € 6.9 million in 2016 to € 9.3 million in 2017. This increase of € 2.4 million was mainly due to the increase in gross margin in the Services segment of € 1.3 million, as well as our Systems segment of € 1.1 million.  In our Services segment, we received higher gross profit contribution from the German operation, our subsidiaries voxeljet America, as well as voxeljet China, which was established during the second quarter of 2016. Gross profit from voxeljet America improved due to a higher utilization rate of our service center. The improvement regarding the German operation mainly relates to the increase in revenues due to a  very strong economy in the central European market. The improvement within the System segment was mainly related to the reduction in the reserve for slow-moving inventory, with a positive impact of € 0.5 million in 2017, compared to a charge to cost of sales in 2016 of € 1.0 million. In the next years, we expect our gross profit margin to stabilize to approximately 40%. Our consolidated gross profit margin was 40% in 2017 compared to 31% in 2016.

Our operating loss decreased by € 2.5 million to a loss of € 8.6 million in 2017 from a loss of € 11.1 million in 2016. This is mainly due to the significant improvement of our gross profit amounting to € 2.4 million as well as the decline of other operating expenses amounting to € 2.0 million, partially offset by the increase of selling expenses amounting to € 1.2 million, due to higher personnel expenses mainly related to higher headcount. In addition, administrative expenses increased by € 0.6 million primarily due to higher consulting fees related to the preparation of several financing activities. Other operating income decreased by € 0.4 million related to lower gains from foreign exchange transactions. The decrease in other operating expenses related primarily to impairment charges of € 1.4 million recorded in the third quarter of 2016 related to voxeljet UK within other operating expenses and lower foreign exchange losses of approximately € 0.5 million in 2017 as compared to 2016.

Revenues by Segment

The table below sets forth the change in revenues by segment from 2016 to 2017:

	Year Ended December 31,
	2017	2016	period-over- period change
	(€ in thousands)
Systems	€ 11,534	€ 13,081	€ (1,547)
Services	11,644	9,257	2,387
Total Revenue	€ 23,178	€ 22,338	€ 840

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

We generated more than 60% of our revenues in the EMEA region with a growing relative proportion of our revenues. The portion of revenues in the Asia Pacific region declined due to lower printer sales, which was partially offset by increased sales from our Services segment. The growing revenues within the Services segment in this region reflects the growing market awareness provided by our subsidiary in China. Regarding the Americas region, a portion of revenues increased due to both Systems and Services segments.

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

The table below sets forth gross profit and gross profit margin for our Systems and Services segments for the presented periods:

	Year Ended December 31, 2017 (i)		Year Ended December 31, 2016
	Amount	Gross margin as percentage of relevant segment revenue	Amount	Gross margin as percentage of relevant segment revenue	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€ 4,258	36.9%	€ 3,197	24.4%	€ 1,061
Services	5,067	43.5	3,706	40.0	1,361
Total	€ 9,325	40.2%	€ 6,903	30.9%	€ 2,422

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

Gross profit for our Systems segment increased to € 4.2 million in 2017 from € 3.2 million in 2016, and the gross profit margin was also higher, with an increase by 12.5% to 36.9% in 2017 from 24.4% in 2016. This was mainly due to a reduction in our reserve for slow-moving inventory amounting to € 0.5 million in 2017, in contrast to a charge of € 1.0 million to the reserve in 2016. In addition, the product mix from the Systems segment was less favorable compared to the prior year.

Gross profit for our Services segment in 2017 amounted to € 5.1 million, an increase of € 1.4 million compared to 2016. The gross profit margin increased from 40.0% in 2016 to 43.5% in 2017. This was mainly related to the increase in revenues, accompanied by a better utilization of the service centers regarding our subsidiaries voxeljet America and voxeljet China, which was established during the second quarter of 2016. As a consequence gross profit margins of voxeljet America as well as voxeljet China improved. The gross profit margin at our German operation remained constant, while the gross profit contribution from voxeljet UK decreased. The weaker gross profit margin from our service center in the UK was mainly due to a lower utilization.

Operating Expenses

As shown in the table below, total operating expenses remained on the same level amounting to € 18.0 million in 2017 and € 18.0 million in 2016, and decreased to 77.5% of revenues in 2017 compared to 80.7% in 2016. This decrease was mainly due to a significant reduction regarding other operating expenses, showing a decline of € 2.0 million. In 2016, we recognized a € 1.4 million impairment related to voxeljet UK. In addition, net foreign losses of € 2.1 million in 2016 were lower in 2017 amounting to € 1.6 million. The improvement was significantly offset by higher selling expenses, showing an increase of € 1.2 million, mainly due to higher personnel expenses related to an increase in headcount of our sales force. The increase in administrative expenses was mainly related to higher costs related to new financing activities. Research and development expenses showed a slight decrease.

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

Operating Loss

Operating loss and operating loss as a percentage of total revenues in 2017 and 2016 were as follows:

	Year Ended December 31,
	2017 (i)		2016
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating loss	€ (8,649)	-37.3%	€ (11,119)	-49.8%	€ 2,470

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

We had an operating loss of € 8.6 million in 2017, a decrease of € 2.5 million compared to an operating loss of € 11.1 million in 2016 as gross profit significantly improved.

Reconciliation of EBITDA to Net Loss

	2018	2017 (i)	2016
	(€ in thousands)
Net loss	€ (8,764)	€ (8,554)	€ (11,313)
Income taxes	11	80	2
Financial result	(809)	(175)	192
Depreciation and Amortization	3,506	3,163	2,542
EBITDA	€ (6,056)	€ (5,486)	€ (8,577)

(i) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Part III, Item 18. Financial Statements, Note 6.

B.          LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2018, we had cash and cash equivalents of € 7.4 million and held investments in seven bond funds of € 11.8 million and one note receivable of € 1.1 million. We believe these cash resources are sufficient to finance our near‑term growth strategy, which includes the development of our service centers in Germany, North America, the UK and China.

To meet the demand for our Services business and to increase capacity, we will require investment in additional printers to be used in our expanding Service operations. In 2019, we plan to invest in additional 3D printers at our service centers, especially voxeljet China and equipment in order to increase printing capacity as well as in our ERP-system.

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

In 2016, we concluded new loan agreements with Kreissparkasse Augsburg, Germany, to finance the construction of new office and production facilities in Friedberg: (i) in May 2016, we entered into a € 1.0 million loan agreement due April 30, 2021. Interest is payable at a fixed rate of 2.35%; (ii) in September 2016, we entered into a € 2.0 million loan agreement due May 31, 2038. Interest is payable at a fixed rate of 2.47%; (iii) In October 2016, we entered into a € 0.7 million loan agreement due September 30, 2021. Interest is payable at a fixed rate of 2.29%; and (iv) in December 2016, we entered into a € 1.0 million loan agreement due January 31, 2038. Interest is payable at a fixed rate of 2.72%. Among other terms, the loan agreements contain (i) certain covenants, including that we deposit € 2.0 million with Kreissparkasse Augsburg until we have reached certain ratio (financial covenants) with respect to our ability to service the debt by the end of fiscal year 2019, and (ii) change of control provisions concerning the ownership of the Company by our executive officers, Dr. Ingo Ederer and Rudolf Franz. In case we fail to meet these financial covenants by the end of its fiscal year 2019, we are obliged to pledge € 2.0 million for the benefit of the lender. In addition, the land owned by us upon which the facilities have been built as well as three 3D printers serve as collateral under the loan agreements.

On November 9, 2017, the European Investment Bank (“EIB”) and the Company entered into a Finance Contract and Synthetic Warrant Agreement to support the Company’s undertaking of research and development projects for growth from 2017 to 2020. The contract provides a credit of up to € 25 million in three tranches of € 10 million, € 8 million, and € 7 million, respectively.

Under the Contract, the Company may borrow up to €25 million, subject to a limit of 50% of the total research and development expenditures and manufacturing capital expenditures from 2017 to 2020. The annual interest rates for the three tranches are 0%, 7% and 3%, respectively. The Company may draw down the second and third tranche only if certain revenue and EBITDA conditions are met. The Contract also includes a financial covenant that requires the Company to meet certain minimum financial ratios from 2019 to 2025. Under a First Demand Guarantee Agreement the Finance Contract is guaranteed by the voxeljet USA subsidiary.

The total research and development expenditures and manufacturing capital expenditures are expected to be €14.0 million and €16.2 million in the fiscal year 2019 and 2020, respectively.

Under the first tranche of €10 million received on December 22, 2017, the EIB under the Synthetic Warrant Agreement is entitled to receive cash consideration equal to the market value of 195,790 ordinary shares of the Company (or equivalent number of ADSs) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down). Under the anti-dilution protection clause of the agreement, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 254,527 as a result of the capital increase effective October 17, 2018 and November 1, 2018.

As of December 31, 2018 we had available lines of credit with two German banks totaling € 0.2 million. Interest rates across the credit lines varied from 5.15% to 6.80% as of December 31, 2018.

Cash Flow

Our primary sources of cash in 2018 were our capital increase, revenues and cash reserves. Our primary uses of cash have traditionally been to finance our operations (to the extent our operating costs exceed revenues), assets and our working capital.

The table below sets forth cash flows from operating, investing and financing activities for 2016,  2017 and 2018:

	2018	2017	2016
	(€ in thousands)
Cash provided by (used in) operating activities	€ (7,714)	€ (6,830)	€ (13,338)
Cash provided (used in) investing activities	(2,027)	(4,935)	15,466
Cash provided by (used in) financing activities	9,544	11,279	3,616
Increase (decrease) in cash and cash equivalents	€ (197)	€ (486)	€ 5,744

Our cash and cash equivalents slightly decreased from € 7.6 million at December 31, 2017 to € 7.4 million at December 31, 2018. In 2018 we invested a significant portion of the cash received from the capital increase in bond funds, offset by proceeds from sale of certain investments of € 11.3 million. The total amount of short-term financial assets decreased by € 1.1 million from € 14.0 million at December 31, 2017 to € 12.9 million at December 31, 2018.

Our cash and cash equivalents slightly decreased from € 7.8 million at December 31, 2016 to € 7.6 million at December 31, 2017. In 2017 we invested a significant portion of the cash received from EIB in bond funds, offset by proceeds from sale of certain investments of € 4.1 million. The total amount of short term financial assets increased by € 1.4 million from € 12.6 million at December 31, 2016 to € 14.0 million at December 31, 2017.

Operating Activities

Net cash used in operating activities was € 7.7 million for the year ended December 31, 2018 compared to cash used in operating activities of € 6.8 million for the year ended December 31, 2017, an increase in cash used of € 0.9 million. This was primarily due to the effect of changes in operating assets and liabilities, including working capital.

Net cash used in operating activities was € 6.8 million for the year ended December 31, 2017 compared to cash used in operating activities of € 13.3 million for the year ended December 31, 2016, a decrease in cash used € 6.2 million. This was primarily due to the effect of changes in operating assets and liabilities, including working capital.

Investing Activities

Investing activities consist primarily of capital expenditures to support our growth and investments in bond funds. In 2018, we spent the majority of our capital expenditure on our production facility in the United States of America. We invested € 10.1 million of the proceeds from the capital increase into bond funds in 2018 compared to € 5.5 million in 2017. In 2018, we sold € 11.3 million of our investments, as compared to € 4.1 million in 2017.

We invested approximately € 1.8 million in infrastructure, plant and machinery as well as equipment compared to € 3.6 million in 2017.

Financing Activities

In 2018, financing cash flows consisted primarily of the proceeds from the capital increase amounting to € 11.1 million.

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

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development is a key part of our strategy to develop new material sets and enhancements to our 3D printers. Our research and development expenses totaled € 6.3 million, € 5.5 million, and € 5.7 million for the years ended December 31, 2018,  2017, and 2016, respectively. For further information on our policies and practices regarding research and development, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. The target for the next years is to become cash neutral, and in addition to identify further funding sources.

E.          OFF BALANCE SHEET ARRANGEMENTS

We are not a party to any off balance sheet arrangements.

F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

Future contractual payments as of December 31, 2018 consisted of long‑ term debt, operating leases and finance leases, which are discussed in greater detail below.

	December 31, 2018
	(€ in thousands)
	Total	Less than a year	1-3 years	3-5 years	More than 5 years
Bank overdrafts, lines of credit and long-term debt	22,529	959	1,518	15,251	4,801
Leases:
Operating	2,457	503	1,590	364	--
Finance	109	36	56	17	--
Total	25,095	1,498	3,164	15,632	4,801

Leases

Operating

We have entered into various operating leases for certain manufacturing facilities, office and warehouse spaces, equipment and vehicles. We expect leases that expire to be renewed or replaced by leases on other properties. Rental expense amounted to € 0.3 million, € 0.1 million, and € 0.1 million in 2018,  2017, and 2016, respectively.

Finance

Our finance leases relate primarily to production machinery.

G.          SAFE HARBOR

See “Special Note Regarding Forward Looking Statements” on page 1 of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s annual general shareholders’ meeting) and their principal occupations outside of our company as of March 1, 2019:

Name	Age	Term Expires	Principal occupation
Peter G. Nietzer (Chairman)	58	2019	Managing director of asset management firm
Dr. Stefan Söhn (Vice Chairman)	64	2019	CFO, consultant and lawyer
Eberhard Weiblen (Member)	54	2019	Management Consultant

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

The following is a brief summary of the business experience of the members of our Supervisory Board:

Peter Nietzer, born in 1960 in Heilbronn, Germany, has been the chairman of our Supervisory Board since July 2, 2013. Mr. Nietzer has served as owner and managing director of KITES Industriebeteiligungen GmbH, a private investment holding company, and of M59 Advisory Services, since January 2013 and as Partner and Chief Financial Officer of GermanCapital GmbH, a private equity company he co‑founded and that specializes in mid‑market buy‑outs, since July 2005. Mr. Nietzer has served as well as a Non‑Executive Director of Cognis Credit Opportunities Fund Ltd., Cognis Credit Opportunities Master Fund Ltd. and Cognis Credit Opportunities Manager (Cayman) Ltd. since September 2013 until December 31, 2016. Since April 2000, Mr. Nietzer has been an executive board member and Managing Partner of Felicitas GmbH (which was previously known as GI Ventures AG), a fund management company he helped found. Mr. Nietzer served as a Managing Director in the private equity unit of Partners Group AG from January to October 2011. Mr. Nietzer holds a M.B.A. from Friedrich‑Alexander University Erlangen‑Nürnberg, Germany. We believe that Mr. Nietzer’s over 18 years of experience in private equity and venture capital and his previous roles as a Supervisory Board member provide him with valuable insight into our business, particularly in the areas of financing and acquisition opportunities, while his focus on technology companies gives him insight into our operations and industry. In addition, Mr. Nietzer’s work as a chief financial officer provides the Supervisory Board with expertise in financial matters.

Dr. Stefan Söhn, born in 1954 in Düsseldorf, Germany, has been the vice chairman of our supervisory board since July 2, 2013. Since January 2010, Dr. Söhn has served as a Partner and Managing Director of MultiTrust Capital Partners GmbH (formerly MBL China Consulting GmbH), as owner and manager of Söhn Industrial Consulting and Head of China Desk of Sonntag & Partner Wirtschaftsprüfer, Steuerberater, Rechtsanwälte in Augsburg and Munich, Germany (until 2014). Dr. Söhn held executive positions at KUKA Systems GmbH, an equipment supplier to the automotive industry, from July 2000 to December 2009, serving as its Chief Financial Officer from July 2000 to December 2006 and as its Chief Executive Officer from January 2007 to December 2009. Since April 2018 Dr. Söhn has been serving as CFO for Andreas Schmid Logistik AG. During his time at KUKA Systems GmbH, Dr. Söhn led the successful expansion of its business in Asia. Dr. Söhn holds a law degree from the University of Augsburg, Germany and a Master of Science in Management for the London Business School.

Eberhard Weiblen, born in 1964 in Metzingen, Germany, is a member of our Supervisory Board since May 2017. Since 1995, Mr. Weiblen is part of Porsche Consulting in Germany. He was the sole managing director between 1998 and 2007 and has been the chairman of the board of directors ever since. In addition Mr. Weiblen serves as Chairman of the Shareholders' Committee of Porsche Consulting S.r.l., Milan, Italy, Porsche Consulting, Inc., Atlanta, USA and Porsche Consulting Ltd., Shanghai, China. His great wealth of experience in business management and consultation, for international projects with focus in the automotive and mechanical engineering industry, makes him a seamless fit for the voxeljet AG. Before his career, he has gained extensive experience in consulting at the tax and accounting consulting agency Arthur Andersen. Mr. Weiblen studied technically oriented business administration at the University of Stuttgart, Germany, with a focus on controlling, marketing, and manufacturing engineering.

Management Board

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of March 1, 2019:

Name	Age	Term Ends	Position
Dr. Ingo Ederer	51	June 30, 2021	Chief Executive Officer
Rudolf Franz	51	June 30, 2021	Chief Financial Officer, Chief Operating Officer

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

In 2019, the two members of our Management Board are collectively entitled to receive total compensation of up to € 1.6 million, which includes base salary, bonus payments, employee stock options and other compensation as a result of other benefits as described above. In 2018, the two members of our Management Board collectively received total compensation of € 1.1 million, which included base salary, stock options and other compensation.

Compensation of Supervisory Board Members in the Business Year 2018

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

The following description, as far as it relates to our articles of association, is based on the articles of association, as last amended, effective with the registration in the commercial register on November 7, 2018.

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

•	the implementation and oversight of internal controls, risk management and compliance program

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

Each service agreement can be terminated prior to June 30, 2021 only (i) by the member of the Management Board exercising a special termination right (Sonderkündigungsrecht) in case of a change of control of voxeljet (as defined in the service agreement), if and to the extent such change of control leads to a material change of the position of the member of the Management Board, (ii) by us if we terminate the appointment of the member of the Management Board for cause or (iii) by the member of the Management Board for cause.

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

Following our listing on the New York Stock Exchange in October 2013, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 31, 2013, we issued and published our first annual compliance declaration and on December 15, 2014 we published our second annual compliance declaration. Our third and fourth annual compliance declaration was published on December 16, 2015 and December 14, 2016, respectively. Our fifth and sixths annual compliance declaration was published on December 12, 2017 and December 14, 2018. You can find our annual compliance declarations on our website at investor.voxeljet.com. This website address is included in this annual report as an inactive textual reference only.

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

However, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations, the current declaration was published on December 14, 2018.

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

The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,

	2018	2017	2016
Management board (Vorstand)	2	2	2
Managing director	4	4	4
Research and development	51	49	56
Systems	95	87	83
Services	56	52	47
Sales and marketing	53	51	41
Financial	66	51	49
Total	327	296	282

E.          SHARE OWNERSHIP

Supervisory Board

As of December 31, 2018, none of the members of the Supervisory Board held any of our ordinary shares.

Management Board

Our CEO and founder, Dr. Ingo Ederer, holds 578,695 of our ordinary shares, which represented 12.0% of our ordinary shares as of December 31, 2018. In addition he holds 116,731 ADSs which have not been converted to ordinary shares. The aggregate number of ADSs beneficially owned by Dr. Ingo Ederer represents approximately 12.4% of the Company’s outstanding ADSs, based on 24.18 million ADSs outstanding.

Our CFO and COO, Rudolf Franz, holds 259,415 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 5.4% of our ordinary shares as of December 31, 2018. In addition Franz Industriebeteiligungen holds 116,731 ADSs which have not been converted to ordinary shares. The aggregate number of ADSs beneficially owned by Franz Industriebeteiligungen represents approximately 5.8% of the Company’s outstanding ADSs, based on 24.18 million ADSs outstanding.

On April 7, 2017 and on April 12, 2018, each member of the Management Board was granted with 69,750 and

23,250 shares of equity settled stock options, respectively.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information, as of March 1, 2019, regarding the beneficial ownership of our ordinary shares.

5% Shareholders and Members of our
Supervisory and Management Boards	Number(1)		Percent(1)
Dr. Ingo Ederer	602,042	(2)	12.4%	(2)
AWM Investment Company, Inc. (3)	557,186		11.5%
Bank of America (4)	332,075		6.9%
Alyeska Investment Group, L.P. (5)	331,189		6.9%
Startkapital-Fonds Augsburg GmbH(6)	259,415		5.3%
Franz Industriebeteiligungen AG(7)	282,762	(2)	5.8%
Rudolf Franz(8)	282,762	(2)	5.8%
Peter Nietzer	--		--
Dr. Stefan Söhn	--		--
Eberhard Weiblen	--		--
All Members of our Supervisory and Management Boards as a Group (5 persons):	884,804	(2)	18.2%	(2)

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2018, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul‑Lenz Straße 1a, 86316 Friedberg, Germany.

(1)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)This number includes the 116,731 ADSs acquired by each Dr. Ingo Ederer and Franz Industriebeteiligungen AG through the October 2018 offering which have not been converted to ordinary shares. The 116,731 ADSs are reported in this table on an as converted basis into 23,347 ordinary shares using the five-to-one conversion ratio.

(3)Based on the Schedule 13G/A filed by AWM Investment Company, Inc. filed on February 13, 2019. The share ownership that was reported in ADSs has been reported on an as converted basis to the underlying ordinary shares using the five-to-one conversion ratio, converting the reported 2,785,927 ADSs to 557,186 ordinary shares.

(4)	Based on the Schedule 13G filed by Bank of America Corp filed on February 13, 2019.

(5)

Based on the Schedule 13G filed by Alyeska Fund GP, LLC filed on February 13, 2019. The share ownership that was reported  reported on an as in ADSs has been converted basis to the underlying ordinary shares using the five-to-one conversion ratio, converting the reported 1,655,943 ADSs to 331,189 ordinary shares.

(6)

Marcus Wagner is the managing director of Startkapital Fonds Augsburg GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Startkapital Fonds Augsburg GmbH is Stettenstraße 1, 86150 Augsburg, Germany.

(7)

Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of the shares held by it. Bärbel Franz is the spouse of Rudolf Franz. The address for Franz Industriebeteiligungen AG is Am Silbermannpark 1b, 86161 Augsburg, Germany.

(8)	Consists entirely of ordinary shares held by Franz Industriebeteiligungen AG.

As of December 31, 2018, there were fourteen holders of record entered in our share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. Each ADS represents one‑fifth of an ordinary share. As of December 31, 2018, Citibank, N.A. held 3,374,805 ordinary shares representing 69.8% of the issued share capital held at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Franz Industriebeteiligungen AG, Augsburg, Germany, is owned by Mrs. Bärbel Franz, Mr. Simon Franz, Mrs. Lisa Franz and Mr. Rudolf Franz who has been the Chief Financial Officer of voxeljet AG since 2013. Franz Industriebeteiligungen AG rents office space in Augsburg, Germany to voxeljet AG. Rental expenses amounted to kEUR 2, in 2018. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amounted to kEUR 2 in 2018. The agreement related to the rental of certain paintings was terminated during 2018. Mr. Simon Franz has been employed as an intern at voxeljet AG since April 2017. In 2018, he received a salary amounting to kEUR 12.

Further, voxeljet acquired goods amounting to kEUR 7 in 2018 from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition,  voxeljet received logistics services amounting to kEUR 74 in 2018 from ‘Andreas Schmid Logistik’, where Dr. Stefan Söhn, member of our Supervisory Board serves as the CFO.

Moreover,  voxeljet received orders amounting to kEUR 175 in 2018 from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which is our joint venture partner for voxeljet China.

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

B.          SIGNIFICANT CHANGES

Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2018.

ITEM 9.  THE OFFER AND LISTING

A.          OFFER AND LISTING DETAILS

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

This discussion is based on German tax laws, including, but not limited to interpretation circulars issued by German tax authorities, which are not binding on the courts, and the Treaty. It is based upon tax laws in effect at the time of preparation of this annual report (March 2019). These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

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

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between shares held as private assets (Privat-/Kapitalvermögen) and shares held as business assets (Betriebsvermögen).

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

Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Küppe 1, 53225 Bonn, Germany. The form is available at the same address, on the German Federal Tax Office’s website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 2300 M Street, NW, Washington DC 20037. Generally, the refund claim becomes time‑barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. treaty beneficiary must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld, and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176‑6052. Requests for certification must include the U.S. treaty beneficiary’s name, social security number or employer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $85 for individuals and $185 for non-individuals. An online payment option is also available at www.irs.gov. If the electronic payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Department of the Treasury, Internal Revenue Service, Philadelphia, PA 19255‑0625. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. treaty beneficiary, who must then submit the certification with the claim for refund of withholding tax.

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

German Inheritance and Gift Tax (Erbschaft‑und Schenkungsteuer)

It is unclear whether the German inheritance or gift tax applies to the transfer of the ADSs as the ADR Tax Circular does not refer explicitly to the German Inheritance and Gift Tax Act. However, if German inheritance or gift tax is applicable to ADSs, then under German domestic law, the transfer of the ordinary shares in the company and, as a consequence, the gratuitous transfer of the ADSs would be subject to German gift or inheritance tax if:

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

We believe that we were not a PFIC for our taxable year ending December 31, 2018. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2018 or for future taxable years.

If we were to be treated as a PFIC, the U.S. federal income tax consequences to a U.S. holder of the acquisition, ownership, and disposition of our ADSs or ordinary shares will depend on whether such U.S. holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. holder who makes a QEF election will be taxed currently on such U.S. holder’s pro rata share of our annual ordinary income and capital gains (each separately stated). We do not intend to furnish holders with the information necessary to make a QEF Election. A U.S. holder may make a Mark-to-Market Election if our shares or ADSs are “marketable stock,” and would, as a result of such election, include as ordinary income the excess of the fair market value of such U.S. holder’s ADSs or ordinary shares at year-end over such U.S. holder’s basis in those ADSs or ordinary shares.  In addition, any gain recognized upon a sale of ADSs or ordinary shares would be taxed as ordinary income in the year of sale.

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

Interest Rates

We assess our exposure to market risk for changes in interest rates as low, as our loans have entirely fixed interest rates, with one exception. An immediate 10% change in interest rates would not have a material effect on our financial condition or results of operations. For the first tranche of the loan received from the European Investment Bank amounting to € 10.0 million, there exists a cash-settled warrant at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down).

Equity price risk

In addition, for the first tranche of the loan received from the European Investment Bank, the cash-settled warrant is dependent on the Company’s share price. Changes in the Company’s share price will affect the value of an equity forward derivative instrument (increasing share prices as compared to the share price at disbursement date will lead to a negative fair value of the derivative, decreasing share prices will lead to a positive fair value of the derivative).

Foreign Exchange Rates

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The countries outside of the eurozone in which we sell our products and services have not historically been highly inflationary. Approximately 58.0% and 44.0% of our revenues were derived from sales outside of the eurozone region in 2018 and 2017, respectively. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in euro based on period‑end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended on December 31, 2018.

ITEM 15  CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of December 31, 2018. Our Chief Executive Officer and Chief Financial Officer concluded that, as a result of material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2018. For purposes of Rule 13a-15(e), the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) (the “COSO 2013 Framework”). Based on our assessment and those criteria, management concluded that our internal control over financial reporting was not effective as of December 31, 2018 due to material weaknesses in our internal control over financial reporting described below.

Control Environment

Our Supervisory Board did not exercise sufficient oversight responsibilities for management’s design, implementation and conduct of internal control over the five components of the COSO 2013 Framework.

Our process to evaluate the competence and expertise necessary to support the growth and complexity of the business, its financial reporting, and response to address shortcomings was not sufficiently implemented during 2018. As a result, we did not have a sufficient number of adequately trained personnel within the organization and outsourced service providers with assigned responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting.

We did not (i) sufficiently evaluate the performance of internal control responsibilities, including expected levels of competence, and (ii) sufficiently provide performance incentives and rewards or exercise disciplinary actions, as appropriate. The Company did not sufficiently hold personnel accountable for their internal control responsibilities through performance measurement plans and goals, and did not provide sufficient education to personnel on the COSO 2013 Framework and their financial reporting and related internal control responsibilities.

Risk Assessment

We did not have sufficient knowledge of IFRS, including understanding of new accounting standards, in order for the preparation of financial statements in accordance with IFRS and consideration of the impact of changes on our internal control over financial reporting.

We did not have an effective risk assessment process to evaluate changes in IFRS accounting standards in order to identify and assess necessary changes in how underlying data is captured, generated, analyzed, and reported, and the need to design and implement additional controls.

We did not appropriately apply materiality in the determination of the significant components of the entity, significant accounts and disclosures at the entity and component level, relevant assertions over the accounts and disclosures, and how these items link to the related business process and internal controls.

We did not design control activities that are responsive to the identified fraud risks, including the risk of bias and management override of controls.

Information and Communication

We did not have sufficient processes and controls in place to ensure the timely identification and communication of relevant and reliable information sourced internally and externally to financial reporting personnel, management, and our Supervisory Board, to enable appropriate evaluation and disclosure of such information in the Company’s financial reporting processes.

Monitoring Activities

We did not design and implement and operate effective monitoring activities to ascertain whether the processes and internal controls related to the five COSO 2013 Framework components (and underlying principles) were present and functioning.

We did not establish recurring monitoring activities over process level controls related to routine transactions or monitoring activities over controls related to unusual nonrecurring transactions. The Company did not have an effective, functioning internal audit group during the year whose responsibility it was to monitor the effectiveness of internal controls.

We did not have a timely process to remediate our existing control deficiencies.

Control Activities

We did not have a proper process in place to sufficiently identify and assess new events and transactions ahead of time in order to consider necessary adjustments to our system of internal control over financial reporting.

As a consequence of the ineffective control environment, risk assessment, information and communication and monitoring activities components, the Company did not have effective control activities related to the design and operation of process-level controls across all processes.

We did not have effective general information technology general controls (GITCs) over our information technology system that supports the Company’s financial reporting processes to ensure that information used in financial reporting is timely, current, accurate, complete, accessible, protected and verifiable and retained, specifically inappropriate user creation and authorization assignment and ineffective program change management due to lack of proper documentation and approval. Accordingly, automated process-level controls and manual controls that are dependent upon the completeness and accuracy of information derived from IT systems are also determined to be ineffective. Additionally, the Company did not have effective end-user computing controls over manual spreadsheets used in the financial reporting process.

The Company did not develop adequate written policies and procedures to support the effective implementation and operation of the controls.

In addition, the following process-level material weaknesses were identified:

Financial Statement Close and Reporting Process

•

Ineffective design and implementation, and operation of controls over the completeness, existence and accuracy of the financial statement close and reporting process and financial statement disclosures.

•	Ineffective design and implementation, and operation of controls over the completeness, existence, accuracy and presentation of the consolidated statements of cash flows.
•	Ineffective design and implementation, and operation of controls to ensure intercompany transactions are completely and accurately identified, reconciled, evaluated and eliminated.

Adoption of New Accounting Standards

•

Ineffective design and implementation and operation of controls over the completeness, existence, accuracy and presentation of account balances and disclosures related to the adoption of the new accounting standards, IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments.

Impairment

•

Ineffective design and implementation and operation of controls to assess the existence of impairment indicators and to perform an impairment assessment of the Company’s long-lived assets in accordance with IAS 36, Impairment of Assets including ineffective design and implementation and operation of controls over the appropriateness of the assumptions and methodology used to measure the fair value of cash-generating units.

These control deficiencies resulted in several material and immaterial misstatements to the preliminary consolidated financial statements that were corrected prior to the issuance of the consolidated financial statements. These control deficiencies create a reasonable possibility that material misstatements in the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2018.

KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 20-F and, as part of the audit, has issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, which is included on page F-3 in Part III, Item 18 of this Form 20-F.

(c)	Remediation Plan

We continue to work to strengthen our internal controls over financial reporting.  Our management, with the oversight of the Supervisory Board, has undertaken a plan to remediate the material weaknesses identified above.  The remediation efforts are intended to both address the identified material weakness and to enhance our overall financial control environment, include:

•

The company will further develop and document detailed policies and procedures regarding our business processes for significant accounts, critical accounting policies and procedures, critical accounting estimates and significant unusual transactions and design and implement and operate effective process-level controls to mitigate the risk of misstatement due to error and/or fraud;

•

The Company will further develop and document detailed policies and control procedures over our financial statement close and reporting process, presentation of the consolidated statement of cash flows and evaluation of intercompany transactions.

•

The Company will strengthen its internal audit function through monthly testing of controls, and increased interaction and engagement with management and the Supervisory Board to review and monitor our accounting procedures, perform internal audit procedures, and to prepare our consolidated financial statements and reports.

•	The Company will provide education and training to employees assigned with responsibility and accountability for the design, effectiveness and operations of controls in their respective processes.

•

The Company will continue to enhance the information and communication processes to ensure the organization communicates information internally in a timely manner, including information regarding objectives, responsibilities and the functioning of internal controls over financial reporting.

•

The Company will further develop the detailed remediation plan, with Supervisory Board oversight, to specifically address the material weaknesses related to the control environment, risk assessment, information and communication, and monitoring activities.

•

The Company has initiated development of a comprehensive revenue recognition and contract review training that has been focused on the impacts of adopting IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments. This training is focused on senior-level management and customer-facing employees, as well as finance, sales and marketing personnel.

•

During 2018, the Company hired additional personnel for its IT function.  The Company will provide education and training to the IT team on the Company’s accounting policies and procedures and business processes and internal controls.  In addition, the Company will coordinate with external IT consultants to establish effective general controls over relevant IT systems to ensure that automated process level controls and information produced and maintained in our IT systems are reliable.

Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate how long it will take to remediate these material weaknesses. In addition, we may discover additional material weaknesses that require additional time and resources to remediate and we may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS.

(d)	Changes in internal control over financial reporting

As described above under “Remediation Plan,” we are undertaking a broad range of remedial actions to address the material weaknesses in our internal control over financial reporting. These remedial procedures continued throughout the year ended December 31, 2018.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2017, and 2018:

	December 31,
	2018	2017
	(€ in thousands)
Audit fees	€ 921	€ 528
Audit-related fees	113	46
Tax fees	--	--
All other fees	--	--
Total	€ 1,034	€ 574

Audit services include the audit of our financial statements, the review of interim financial information and SEC registration statements, and statutory audits. Audit‑related services include services related to a Form F-3 filing.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All services provided by the principal auditing firm in 2018 detailed in the table above were approved by the Audit Committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

In general, under Section 303A.11 of the New York Stock Exchange Listed Company Manual, foreign private issuers such as us are permitted to follow home country corporate governance practices instead of certain provisions of the New York Stock Exchange Listed Company Manual without having to seek individual exemptions from the New York Stock Exchange as long as we disclose in the annual report the significant ways in which our corporate governance practices differ from those followed by U.S. companies In addition, we also may qualify for certain exemptions under the New York Stock Exchange Listed Company Manual as a foreign private issuer that may affect our corporate governance practices.

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

ITEM 18.  FINANCIAL STATEMENTS

See the following items starting at page F‑1:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Report of Independent Registered Public Accounting Firm

(c)	Consolidated Statements of Financial Position as of December 31, 2018 and 2017

(d)	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2017, and 2016

(e)	Consolidated Statements of Changes in Equity for the years ended December 31 2018, 2017, and 2016

(f)	Consolidated Statements of Cash Flows for the years ended December 31 2018, 2017, and 2016

(g)	Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

Exhibit Number	Description of Exhibit
1.1

Articles of Association of voxeljet AG, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Form 6‑K, filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2018).

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

4.9

Underwriting Agreement by and among Piper Jaffray & Co., Baader Bank AG and voxeljet AG, dated October 17, 2018 (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K, filed with the Commission on October 22, 2018).

Exhibit Number	Description of Exhibit
8.1*	Subsidiaries of voxeljet AG.
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

VOXELJET AG

/s/ Rudolf Franz
Name: Rudolf Franz
Title: Chief Financial Officer

Date: March 28, 2019

voxeljet AG

Report of Independent Registered Public Accounting Firm

To the Stockholders and Supervisory Board
voxeljet AG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of voxlejet AG and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Munich, Germany
March 28, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Supervisory Board
voxeljet AG:

Opinion on Internal Control Over Financial Reporting

We have audited voxeljet AG’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2019 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

The Company did not have an effective control environment including:

•	oversight by the Supervisory Board over the processes and internal controls over the five components of the COSO 2013 Framework;
•

evaluation of the competence and expertise necessary to support the growth and complexity of the business, its financial reporting, and to develop an appropriate response to address any shortcomings effectively during 2018, and sufficient number of adequately trained personnel within the organization with assigned responsibility and accountability for the conduct of internal control over financial reporting or to supervise and review the work product of third party service providers engaged to assist the Company in its general information technology controls;

•	effective controls to hold personnel accountable for their internal control responsibilities through performance measurement plans and goals, and
•	sufficient training of personnel on the COSO 2013 Framework and their financial reporting and related internal control responsibilities.

The Company did not have an effective risk assessment process including:

•

sufficient knowledge of IFRS to assess the application of new or modified accounting standards to its significant accounting policies and to assess the required changes to its processes and related internal controls over financial reporting;

•

an effective continuous risk assessment process to identify and assess the financial reporting risks caused by changes in the operating environment, business operations, personnel or IT systems and to make necessary changes to its financial reporting processes and related internal controls to manage those risks;

•

consideration of materiality in the determination of the significant components of the entity, significant accounts and disclosures at the entity and component level, relevant assertions over the accounts and disclosures, and the determination of risk tolerance to business process activities and the precision of related internal controls; and

•	design of control activities that are responsive to the identified fraud risks, including the risk of bias and management override of controls.

The Company did not have effective information and communication processes and controls including:

•

sufficient processes and controls in place to ensure the timely identification and communication of relevant and reliable information sourced internally and externally to financial reporting personnel, management and Supervisory Board.

The Company did not have effective monitoring activities including:

•	effective controls to ascertain whether the processes and internal controls related to the five COSO 2013 Framework components (and underlying principles) were present and functioning;
•	effective controls to establish recurring monitoring activities over process level controls related to routine transactions or unusual nonrecurring transactions;
•	an effective, functioning internal audit group to monitor the effectiveness of internal controls
•	an effective process and controls to timely process to remediate existing control deficiencies.

The Company did not have effective control activities including:

•	development of adequate written policies and procedures to support the effective implementation and operation of the controls;
•	effective control activities at the transaction level over certain significant accounts to mitigate the risk of material misstatement in financial reporting;
•

effective general information technology controls (GITCs) over the information technology system that supports the Company’s financial reporting processes to ensure that all relevant and reliable information used in financial reporting is protected, verifiable and retained, specifically:

o

inappropriate user access controls in the SAP ERP system to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel commensurate with their job responsibilities;

o	ineffective program change management controls, specifically the Company did not properly document the nature of the program changes, performance of testing and the approval;
•	effective automated process-level controls and manual controls that are dependent upon the completeness and accuracy of information derived from IT systems;
•	effective end-user computing controls over manual spreadsheets used in the financial reporting process;
•	effective process-level controls activities including:

Financial Statement Close and Reporting Process

o

Ineffective design and implementation, and operation of controls over the completeness, existence and accuracy of the financial statement close and reporting process and financial statement disclosures;

o	Ineffective design and implementation, and operation of controls over the completeness, existence, accuracy and presentation of the consolidated statements of cash flows;
o	Ineffective design and implementation, and operation of controls to ensure intercompany transactions are completely and accurately identified, reconciled, evaluated and eliminated;

Adoption of New Accounting Standards

o

Ineffective design and implementation and operation of controls over the completeness, existence, accuracy and presentation of account balances and disclosures related to the adoption of the new accounting standards, IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments;

Impairment

o

Ineffective design and implementation and operation of controls to assess the existence of impairment indicators and to perform an impairment assessment of the Company’s long-lived assets in accordance with IAS 36, Impairment of Assets including ineffective design and implementation and operation of controls over the appropriateness of the assumptions and methodology used to measure the fair value of cash-generating units.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Munich, Germany
March 28, 2019

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2018	2017 (1) (2)
	Notes	(€ in thousands)
Current assets		37,936	37,494
Cash and cash equivalents	3	7,402	7,569
Financial assets	3, 14	12,905	14,044
Trade receivables	3, 8	6,030	5,093
Inventories	9	10,064	9,259
Income tax receivables		13	3
Other assets		1,522	1,526

Non-current assets		31,416	29,508
Financial assets	3, 14	2,234	357
Intangible assets	11	1,420	1,111
Property, plant and equipment	12	27,675	27,949
Investments in joint venture		33	39
Other assets		54	52

Total assets		69,352	67,002

		December 31,
		2018	2017 (1) (2)
	Notes	(€ in thousands)
Current liabilities		6,302	6,576
Deferred income	3	--	271
Trade payables	3	2,945	3,059
Contract liabilities	3	817	--
Financial liabilities	3, 14	850	1,162
Other liabilities and provisions	13	1,690	2,084

Non-current liabilities		16,575	16,537
Deferred income	3	--	18
Deferred tax liabilities		76	66
Financial liabilities	3, 14	16,321	16,413
Other liabilities and provisions	13	178	40

Equity		46,475	43,889
Subscribed capital	25	4,836	3,720
Capital reserves	26	86,803	76,227
Accumulated deficit	3	(46,400)	(37,509)
Accumulated other comprehensive income		1,201	1,380
Equity attributable to the owners of the company		46,440	43,818
Non-controlling interests		35	71

Total equity and liabilities		69,352	67,002

See accompanying notes to these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Note 6 to the consolidated financial statements.

(2) voxeljet AG has initially applied IFRS 15 and IFRS 9 as of January 1, 2018. Under the transition methods chosen, comparative information has not been restated. For further information, see Note 3 to the consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
		2018	2017 (1) (2)	2016 (2)
	Notes	(€ in thousands, except share and share data)
Revenues	3, 20	26,009	23,178	22,338
Cost of sales	15	(16,864)	(13,853)	(15,435)
Gross profit		9,145	9,325	6,903
Selling expenses		(7,332)	(6,474)	(5,312)
Administrative expenses		(5,587)	(5,129)	(4,563)
Research and development expenses		(6,334)	(5,528)	(5,683)
Other operating expenses	16	(751)	(1,844)	(3,881)
Other operating income	16	1,297	1,001	1,417
Operating loss		(9,562)	(8,649)	(11,119)
Finance expense	17	(1,143)	(190)	(230)
Finance income	17	1,952	365	38
Financial result	17	809	175	(192)
Loss before income taxes		(8,753)	(8,474)	(11,311)
Income tax expense	18	(11)	(80)	(2)
Net loss		(8,764)	(8,554)	(11,313)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		(179)	505	1,111
Total comprehensive loss		(8,943)	(8,049)	(10,202)

Loss attributable to:
Owner of the Company		(8,728)	(8,538)	(11,287)
Non-controlling interests		(36)	(16)	(26)
		(8,764)	(8,554)	(11,313)

Total comprehensive loss attributable to:
Owner of the Company		(8,907)	(8,033)	(10,176)
Non-controlling interests		(36)	(16)	(26)
		(8,943)	(8,049)	(10,202)

Weighted average number of ordinary shares outstanding		3,940,636	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(2.21)	(2.30)	(3.04)

See accompanying notes to these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Note 6 to the consolidated financial statements.

(2) voxeljet AG has initially applied IFRS 15 and IFRS 9 as of January 1, 2018. Under the transition methods chosen, comparative information has not been restated. For further information, see Note 3 to the consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(€ in thousands)
	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain (loss)	Total	Non-controlling interests	Total equity
Balance at January 1, 2016	3,720	75,671	(17,684)	(238)	61,469	--	61,469
Establishment of subsidiary with non-controlling interests	--	--	--	--	--	113	113
Loss for the period	--	--	(11,287)	--	(11,287)	(26)	(11,313)
Net changes in fair value of available for sale financial assets	--	--	--	50	50	--	50
Foreign currency translation	--	--	--	1,061	1,061	--	1,061
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	--	156	--	--	156	--	156
Balance at December 31, 2016 (2)	3,720	75,827	(28,971)	873	51,449	87	51,536
Balance at January 1, 2017	3,720	75,827	(28,971)	873	51,449	87	51,536
Loss for the period	--	--	(8,538)	--	(8,538)	(16)	(8,554)
Net changes in fair value of available for sale financial assets	--	--	--	37	37	--	37
Foreign currency translation	--	--	--	470	470	--	470
Deferred tax	--	14	--	--	14	--	14
Equity-settled share-based payment	--	386	--	--	386	--	386
Balance at December 31, 2017 (1) (2)	3,720	76,227	(37,509)	1,380		71	43,889
Adjustment on initial application of IFRS 15	--	--	(100)	--	(100)		(100)
Adjustment on initial application of IFRS 9	--		(63)		(63)		(63)
Adjusted balance at January 1, 2018	3,720	76,227	(37,672)	1,380	43,655	71	43,726
Loss for the period	--	--	(8,728)	--	(8,728)	(36)	(8,764)
Net changes in fair value of available for sale financial assets	--	--	--	(119)	(119)	--	(119)
Foreign currency translation	--	--	--	(60)	(60)	--	(60)
Capital increase	1,116	9,972			11,088	--	11,088
Deferred tax	--		--	--	0	--	0
Equity-settled share-based payment	--	604	--	--	604	--	604
Balance at December 31, 2018	4,836	86,803	(46,400)	1,201	46,440	35	46,475

See accompanying notes to these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Note 6 to the consolidated financial statements.

(2) voxeljet AG has initially applied IFRS 15 and IFRS 9 as of January 1, 2018. Under the transition methods chosen, comparative information has not been restated. For further information, see Note 3 to the consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2017 (1) (2)	2016 (2)
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(8,764)	(8,554)	(11,313)
Depreciation and amortization	3,506	3,163	2,542
Foreign currency exchange differences on loans to subsidiaries	(340)	1,056	1,092
Impairment losses on goodwill and intangible assets	--	--	1,130
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	--	--	256
Share-based compensation expense	604	386	--
Impairment losses on trade receivables	227	237	367
Non-cash interest expense on long-term debt	781	17	--
Change in fair value of derivative equity forward	(1,877)	(352)	--
Change in inventory allowance	(417)	(515)	954
Other	68	105	56

Change in working capital	(1,502)	(2,373)	(8,422)
Trade and other receivables, inventories and current assets	(1,556)	(2,697)	(6,784)
Trade payables	(310)	629	(27)
Other liabilities and provisions and deferred income	375	(310)	(1,657)
Income tax payable/receivables	(11)	5	46
Total	(7,714)	(6,830)	(13,338)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(3,812)	(3,626)	(3,700)
Proceeds from disposal of financial assets	10,475	4,077	34,979
Payments to acquire financial assets	(8,690)	(5,542)	(15,827)
Other	--	156	14
Total	(2,027)	(4,935)	15,466

Cash Flow from financing activities

Repayment of bank overdrafts and lines of credit	(58)	(167)	(159)
Repayment of sale and leaseback obligation	(324)	(383)	(535)
Repayment of finance lease obligation	(37)	(51)	(36)
Repayment of long-term debt	(2,764)	(732)	(378)
Proceeds from issuance of long-term debt	1,639	12,612	4,724
Proceeds from issuance of shares	11,088	--	--
Total	9,544	11,279	3,616

Net increase (decrease) in cash and cash equivalents	(197)	(486)	5,744

Cash and cash equivalents at beginning of period	7,569	7,849	2,086
Changes to cash and equivalents due to foreign exchanges rates	30	206	19
Cash and cash equivalents at end of period	7,402	7,569	7,849

Supplemental Cash Flow Information
Interest paid	231	210	201
Interest received	42	16	39
Income taxes paid	--	--	2

Property, plant and equipment added under finance lease	--	123	57

See accompanying notes to these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Note 6 to the consolidated financial statements.

(2) voxeljet AG has initially applied IFRS 15 and IFRS 9 as of January 1, 2018. Under the transition methods chosen, comparative information has not been restated. For further information, see Note 3 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

voxeljet AG (in the following referred to as ‘voxeljet’, ‘Group’, or the ‘Company’) is a high‑tech company headquartered in Friedberg, Germany. The Company consists of voxeljet AG, voxeljet America Inc. (voxeljet America), voxeljet UK Ltd. (voxeljet UK), voxeljet India Pvt. Ltd (voxeljet India) and voxeljet China Co., Ltd. (voxeljet China). voxeljet AG owns 100% of the issued and outstanding shares of voxeljet America , voxeljet UK and voxeljet India, as well as 95.83% of voxeljet China. As a manufacturer of three‑dimensional (“3D”) printing systems, voxeljet specializes in the development, production and distribution of industrial printing machines and the production and sale of customized printed products to industrial customers. The Company operates in two business divisions: Systems and Services. The voxeljet Systems business division develops, manufactures and sells innovative 3D printers. Today, voxeljet has a product range that reaches from smaller entry models to large‑format machines, and therefore offers 3D printer systems for a wide range of application areas.

Through its Services business division, the Company offers customized printed products such as sand molds and plastic models based on CAD data through its ‘on‑demand production’ service centers. In addition, the Company offers casting services to its customers. In those cases, the casting process is performed by external suppliers supported by voxeljet’s molds and models. Small‑batch and prototype manufacturers utilize the Company’s machines for the automatic, patternless manufacture of their casting molds and 3D models. The Company’s customer base includes automotive manufacturers, aerospace industries, foundries and suppliers as well as companies from the arts and design industries as well as universities and research institutes.

2. Preparation of financial statements

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as set forth by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC).

The consolidated financial statements were authorized for issue by the Management Board on March 28, 2019.

These consolidated financial statements were prepared on the basis of historical cost except for the following items, which are measured on an alternative basis on each reporting date.

Debt securities at fair value through other comprehensive income (2017: Available-for-sale financial assets)	Fair value
Non-derivative financial instruments at fair value through profit or loss	Fair value
Monetary assets and liabilities denominated in foreign currencies	Mandatorily at FVTPL
Derivative financial instruments	Fair value

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

Correction of errors

Certain comparative amounts in the consolidated statements of financial position, consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows have been restated to correct for immaterial errors with respect to the elimination of margin on certain intra-group transactions. The impact of this restatement is disclosed in Note 6. Throughout the consolidated financial statements, columns including comparative figures that have been restated, are indicated with ‘(1)’.

3. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. Expect as described below, these policies have been consistently applied to all years presented.

The Group has initially adopted IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments, on January 1, 2018. A number of other new standards are effective from January 1, 2018 but these do not have a material effect on the Company’s consolidated financial statements. Changes to significant accounting policies are described below.

Due to the transition methods chosen by the Group in applying these standards, comparative information throughout these financial statements has not been restated to reflect the requirements of the new standards.

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

Revenues from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. The Group has adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018). Accordingly, the information presented for 2017 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations. Additionally, the disclosure requirements in IFRS 15 have not generally been applied to comparative information.

The adoption of IFRS 15 resulted in minor impacts related to the revenue recognition regarding the revenue streams from maintenance as well as extended warranty contracts. Those impacts include immaterial timing differences for revenue recognition related to these types of contracts with customers. The new guidance is not expected to have a material impact to net income (loss) on an ongoing basis.

The following table summarizes the impact of transition to IFRS 15 on retained earnings as of January 1, 2018.

Impact at January 1, 2018	Impact on adopting IFRS 15 at January 1, 2018
(€ in thousands)
Retained earnings	(100)

Recognition of revenues from maintenance and extended warranty contracts	(100)

The following tables summarize the impacts of adopting IFRS 15 on the Company’s consolidated statement of financial position as of December 31, 2018 and its consolidated statement of comprehensive loss for the year then ended for each of the line items affected. There was no material impact on the Company’s consolidated statements of cash flows for the year ended December 31, 2018.

			Amounts without
12/31/2018	As reported	Adjustments	adoption of IFRS 15
	(€ in thousands)
Total assets	69,352	(405)	68,947

Current assets	37,936	(405)	37,531
Trade receivables	6,030	(405)	5,625

Total equity and liabilities	69,352	(405)	68,947

Current liabilities	6,302	(424)	5,878
Deferred income	—	228	228
Contract liabilities	817	(817)	--
Other liabilities and provisions	1,690	165	1,855

Equity	46,475	19	46,494
Accumulated deficit	(46,400)	19	(46,381)

A contract liability is recognized when the Company has received consideration (i.e. advance payment) from customers before satisfying a performance obligation, or has an unconditional right to payment under a non-cancellable contract before it transfers the related goods or services to the customer under maintenance and extended warranty contracts. Upon the adoption of IFRS 15, the Company reclassified the deferred income balance, which represents advance payment from customers, to contract liabilities.

			Amounts without
12/31/2018	As reported	Adjustments	adoption of IFRS 15
	(€ in thousands)
Revenue	26,009	(81)	25,928
Impairment loss on trade receivables under IFRS 15	(10)	10	--
Operating loss	(9,562)	(71)	(9,633)
Loss before income taxes	(8,753)	(71)	(8,824)
Net loss	(8,764)	(71)	(8,835)
Total comprehensive loss	(8,943)	(71)	(9,014)

The following table provides information about receivables and contract liabilities from contracts with customers.

	Note	December 31, 2018	January 1, 2018
		(€ in thousands)

Receivables, which are in included in 'trade and other receivables'		6,030	5,270
Contract liabilities		817	507

Upon adoption of IFRS 15, the Company changed the accounting policy on the revenue recognition relating to maintenance contracts are set out below.

Under IFRS 15, the Company recognizes revenue on the maintenance contracts based on the input method, such as the number of service visits or the provision of certain goods, in particular printheads, to measure the progress that depicts the transfer of control of the goods or services to the customer toward complete satisfaction of a performance obligation over time. Therefore the expected number of service visits and goods to be provided under a contract have been estimated by the Company’s service department based on historical experience. Under IAS 18, the Company recognized revenue on a straight-line basis over the contract term.

IFRS 15 did not have a significant impact on the Group’s accounting policies with respect to other revenue streams.

Revenue on the sale of new or refurbished 3D printers is recognized on at the point in time after completed installation of 3D printers at the customer site and evidenced through final acceptance by the customer. Customers obtain control of the 3D printers when the customers have accepted the assets.

From time to time, refurbished 3D printers which have been operating at the Company’s service centers for an average of 1.5 to 2.5 years, are routinely sold to customers. Prior to sale, such printers are fully refurbished, which includes the installation of a new printhead.

The Group provides customers with statutory warranty on all 3D printers for one year. The warranty presents assurance-type warranty and is not treated as a separate performance obligation. After the initial one-year warranty period, the Group offers its customers optional maintenance contracts, which are considered as individual performance obligations.

The Company, from time to time, offers to customers, to operate their purchased 3D printer and perform 3D printing on custom-ordered printed products for a temporary period before the customers’ facility is configured according to required technical specifications. The Company recognizes revenue for the use of space on Company premises over time under the term of the contracts. The Company recognizes revenue from the sale of customized printed products from the customer’s purchased 3D printer, upon transfer of the significant risks and rewards of ownership to the customers, generally upon shipment.

Revenue on the sale of customized printed products at the point in time when the significant risks and rewards of ownership of the assets is transferred to the customers, generally upon shipment.

Shipping, packaging and handling costs billed to customers for the sales of customized printed products and consumables are considered as separate performance obligation where the Company acts as a principal for the transportation service. The Company recognized the gross revenue at the point in time as the service is provided, i.e. upon shipment. Costs incurred by the Company associated with shipping, packaging and handling are included in selling expenses in the consolidated statements of comprehensive loss.

Invoices from revenue streams besides the sale of new or refurbished 3D printers are usually payable within 30 to 60 days. The Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with machine sales, the Company may, depending upon the circumstances, require advance payments prior to shipment. On the sale of new or refurbished 3D printers, the Company generally require advance payments in full prior to shipment and require international customers to furnish letters of credit. These advance payments are recognized as contract liabilities. Maintenance contracts are generally billed to customers in advance on a monthly, quarterly, or annual basis, and are initially recorded as a contract liability as the Company has an enforceable right to payment after the contract has been signed.

The amount of revenue recognized for the fiscal year ended December, 31 2018 from performance obligations satisfied (or partially satisfied) in previous periods is € 0.1 million. This is mainly due to changes in the revenue recognition method on maintenance contracts.

The contract liabilities primarily relate to (1) the advance consideration received from customers before satisfying a performance obligation, or an unconditional right to payment under a non-cancellable contract before it transfers the related goods or services to the customer under maintenance contracts, for which revenue is recognized over time; and (2) the advance consideration received from customers for the sale of new or refurbished 3D printers, for which revenue is recognized when the customer has accepted the assets. The total amount of unfulfilled performance obligations for 3D printer sales and long term volume contracts is € 4.9 million. The Company expects to realize approximately 56% of such amount in 2019 and the remainder in 2020. The contract liabilities at the beginning of the current year have been fully recognized as revenue for the fiscal year ended December 31, 2018.

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 20).

	Year ended December 31,
	SYSTEMS		SERVICES
	2018	2017	2018	2017

Primary geographical markets
EMEA	5,592	6,717	9,081	8,115
Asia Pacific	4,704	1,760	746	766
Americas	1,952	3,057	3,934	2,763
	12,248	11,534	13,761	11,644

Timing of revenue recognition
Products transferred at a point in time	11,188	10,627	13,761	11,644
Products and services transferred over time	1,060	907	--	--
Revenue from contracts with customers	12,248	11,534	13,761	11,644

In 2018, voxeljet leased two 3D printers (2017: one 3D printer and 2016: five 3D printers) to customers under operating leases. Rental income is recognized on a straight‑line basis over the term of the lease as revenue and is reported within the Systems segment.

Financial instruments

The adoption of IFRS 9 resulted in a minor increase in impairment losses recognized on trade receivables.

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39, Financial Instruments.

The Company has applied the exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as of January 1, 2018. Accordingly, the information presented for 2017 does not reflect the requirements of IFRS 9 but rather those of IAS 39.

The details of new accounting policies under IFRS 9 and the nature and effect of the changes to previous accounting policies are set out below.

The following table summarizes the impact, net of tax, of transition to IFRS 9 on the opening balance of retained earnings.

Impact on adopting IFRS 9
Impact at January 1, 2018	on opening balance
(€ in thousands)
Retained earnings	63

Recognition of additional expected credit losses under IFRS 9	63

Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to record subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

Under IFRS 9, our investments in bond fund are classified as fair value through other comprehensive income (FVOCI). As permitted by IFRS 9, the Company has designated these investments at the date of initial application as measured at FVOCI.

Under IAS 39 as well as upon adoption of IFRS 9, our derivative financial instruments have been designated as at FVTPL.

Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, FVOCI and contract assets. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The Company’s financial assets at amortized cost consist of trade receivables and cash and cash equivalents. For cash and cash equivalents the adoption of IFRS 9 did not have any impact regarding impairment.

Under IFRS 9, loss allowances are measured on either of the following bases:

-	12-months ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; or
-	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Company considers an investment to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’. The Company limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A‑3 based on Standard & Poor’s or P‑2 based on Moody’s.

Trade receivables

The Company considers trade receivables which are in default individually prior to the application of the ECL model to the remaining population. The Company measures loss allowances for trade receivables at an amount equal to lifetime ECLs. ECLs are a probability-weighted estimate of credit losses. The Company calculates the ECL based on the risk scoring its customers’ according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is calculated after deducting from trade receivables a loss allowance based on actual credit loss experience. In addition the Company uses qualitative assessment of the trade receivables, where default has incurred.

Debt securities

The Group considers debt securities to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’. The Group limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A‑3 based on Standard & Poor’s or P‑2 based on Moody’s.

Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets and presented within other operating expenses.

Impairment losses on financial assets classified as FVTPL and FVOCI are presented within the finance expense and other comprehensive income, respectively.

The following table presents the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities as of January 1, 2018.

The effect of adopting IFRS 9 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements.

			Original	New
	Original classification	New classification	carrying amount	carrying amount
01/01/2018	under IAS 39	under IFRS 9	under IAS 39	under IFRS 9
			(€ in thousands)
Financial assets			27,063	27,000

Non-current assets
Equity securities	Available‑for‑sale financial assets	FVOCI	5	5
Derivative financial instruments	A financial asset or financial liability at fair value through profit or loss	Mandatorily at FVTPL	352	352
Current assets
Bond funds	Available‑for‑sale financial assets	FVOCI	14,044	14,044
Cash and cash equivalents	Loans and receivables	Amortized cost	7,569	7,569
Trade receivables	Loans and receivables	Amortized cost	5,093	5,030

Financial liabilities			20,416	20,416

Non-current liabilities
Long-term debt	Financial liabilities measured at amortized cost	Amortized cost	16,242	16,242
Finance lease obligation	Financial liabilities measured at amortized cost	Amortized cost	171	171
Current liabilities
Bank overdraft	Financial liabilities measured at amortized cost	Amortized cost	58	58
Long-term debt	Financial liabilities measured at amortized cost	Amortized cost	796	796
Finance lease obligation	Financial liabilities measured at amortized cost	Amortized cost	308	308
Trade payables	Financial liabilities measured at amortized cost	Amortized cost	2,841	2,841

The following table reconciles the carrying amounts of financial assets under IAS 39 to the carrying amounts under IFRS 9 on transition to IFRS 9 on 1 January 2018.

	IAS 39 carrying amount at 31, December 2017	Reclassification	Remeasurement	IFRS 9 carrying amount at 1, January 2018
	(€ in thousands)

Financial assets
Amortized cost
Trade and other receivables:
Brought forward: Loans and receivables	5,093	--	--	--
Remeasurement	--	--	63	--
Carried forward: Amortized cost	--	--	--	5,030
Total amortized cost	5,093	--	63	5,030

Impact of the new impairment model

For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Company has determined that the application of IFRS 9’s impairment requirements at January 1, 2018 results in an additional impairment allowance as follows.

(€ in thousands)
Loss allowance at December 31, 2017 under IAS 39	482
Additional impairment recognized at January 1, 2018 on:
Trade and other receivables as at December 31, 2017	62
Additional trade receivables recognized on adoption of IFRS 15	1
Loss allowance at January 1, 2018 under IFRS 9	545

The following tables provide information about the exposure to credit risk and ECLs for trade receivables as of January 1, 2018 and December 31, 2018. This was calculated after a specific assessment of the trade receivables and after recording a specific debt allowance.

January 1, 2018
		Equivalent to external
		credit rating	Weighted-average	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	loss rate	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	3,274	5	3,269
Grades 5-7:	Fair risk	B+ to BBB	1.3%	1,674	22	1,652
Grades 8-9:	Substandard	CCC- to B	7.0%	363	25	338
Grade 10:	Doubtful	C to CC	25.0%	14	3	11
Grade 11:	Loss	D	100.0%	8	8	--
				5,333	63	5,270

December 31, 2018
		Equivalent to external
		credit rating	Weighted-average	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	loss rate	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	3,274	5	3,269
Grades 5-7:	Fair risk	B+ to BBB	1.3%	2,171	29	2,142
Grades 8-9:	Substandard	CCC- to B	7.0%	648	45	603
Grade 10:	Doubtful	C to CC	25.0%	22	6	16
Grade 11:	Loss	D	100.0%	72	72	--
				6,187	157	6,030

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

Employee stock option plan

In April 2017, the Supervisory Board adopted and approved Option Plan 2017. The plan authorizes to grant shares of equity-settled stock options to employees and members of the management board. The Company’s stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. The Company calculates the fair value of each option award on the date of grant under the Monte Carlo simulation model. The determination of the grant date fair value of the awards using a simulation model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the expected life of the awards, risk-free interest rates, and expected dividends. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. The Company does not currently pay cash dividends on common stock and does not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero.

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

The loans provided to voxeljet AG’s subsidiaries are not considered as net investments in foreign operations. Therefore, gains or losses from foreign exchange differences thereon are recognized in the statement of other comprehensive loss as “other operating income or expenses”.

The exchange rates that are most relevant for voxeljet’s consolidated financial statements are as follows:

Average exchange rates to Euro

December 31,	Average Rate
	USD	GBP	INR	CNY
2018	1.1810	0.8847	80.7332	7.8081
2017	1.1297	0.8767	73.5324	7.6290
2016	1.1069	0.8195	74.3717	7.3522

Year end exchange rates to Euro

December 31,	Year End Rate
	USD	GBP	INR	CNY
2018	1.1450	0.8945	79.7298	7.8751
2017	1.1993	0.8872	76.6055	7.8044

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

We evaluate the adequacy of our inventory reserves on a periodic basis in order to determine the need for an inventory reserve.

Impairment of non‑financial assets

The Company assesses at the end of each reporting period whether there is an indication that a non‑financial asset may be impaired. Such assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written-down below fair value less cost incurred to sell the individual asset.

Earnings (loss) per share

Basic earnings per share amounts are calculated by dividing profit (loss) by the weighted average number of ordinary shares outstanding. There are no dilutive instruments issued and outstanding.

	2018	2017
	(in thousands of shares)

Issued ordinary shares at 1 January	3,720	3,720
Effect of shares issued on October 17, 2018	192	--
Effect of shares issued on November 8, 2018	29	--
Weighted-average number of ordinary shares at 31 December	3,941	3,720

4. New standards and interpretations not yet adopted

The IASB issued a number of new IFRS standards or amendments to existing standards which are required to be adopted in annual periods beginning after December 31, 2018.

Standard	Effective date	Descriptions
IFRS 9	01/2019	Amendments Prepayment Features with Negative Compensation
IFRS 16	01/2019	Leases
IAS 19	01/2019	Amendments Plan Amendment, Curtailment or Settlement
IAS 28	01/2019	Amendments Long-term Interests in Associates and Joint Ventures
IFRIC 23	01/2019	Uncertainty over Income Tax Treatments
Improvements to IFRS (2015-2017)	01/2019	IFRS 3, IFRS 11, IAS 12, IAS 23
Others	01/2020	Amendments References to the Conceptual Framework in IFRS Standards 3
IFRS 3	01/2020	Amendment Definition of a business
IAS 1, IAS 8	01/2020	Amendment, Amendment Definition of material
IFRS 17	01/2021	Insurance Contracts
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

Of those standards that are not yet effective, IFRS 16 is expected to have a material impact on the Company’s financial statements in the period of initial application.

The Company is required to adopt IFRS 16 Leases from January 1, 2019. The Company has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases (term less than 12 months) and leases of low-value items (value less than kUSD 5). Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Leases under which the voxeljet Group is a lessee

The Group will recognize new assets and liabilities for its operating leases of factory facilities, vehicles and certain equipment. The nature of expenses related to these leases will now change because the Group will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognized operating lease expense on a straight-line basis over the term of the lease, and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognized.

We do not expect significant impacts for the Company’s finance leases.

Leases under which the voxeljet Group is a lessor

No significant impact is expected for the operating leases in which the Group is a lessor.

Transition

The Group will apply IFRS 16 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before 1 January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

Based on an analysis conducted as part of the group-wide project on initial application, the Company expects that on January 1, 2019 right-of-use assets of approximately € 3.8 million and additional lease liabilities of approximately € 3.8 million will be presented on the consolidated statement of financial position.

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

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer. The Group recognizes revenue when it transfers control over a good or service to a customer.

Revenue on the sale of new or refurbished 3D printers is recognized at the point in time after completed installation of 3D printers at the customer site and evidenced through final acceptance by the customer. Customers obtain control of the 3D printers when the customers have accepted the assets.

The Company recognizes revenue on the maintenance contracts for 3D printers by applying the input method to measure the progress that depicts the transfer of control of the goods or services to the customer toward complete satisfaction of a performance obligation over time. The determination of the expected number of service visits and goods to be provided under a contract require significant judgment have been estimated by the Company’s service department based on historical experience.

Expected credit losses on trade receivables

Loss allowances are recognized for estimated losses resulting from customers’ inability to meet payment obligations. Upon the adoption of IFRS 9, the Group applies a simplified approach to recognizing a loss allowance on trade receivables based on measurement of lifetime expected credit losses arising from trade receivables. Estimation and judgment are required in determining the value of loss allowances at each reporting date. The Company evaluates customer accounts with past‑due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon qualitative assessment of these accounts and Management’s analysis and judgment, the Company estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer’s receivable balance so as to equal the amount expected to be recovered.

ECLs are a probability-weighted estimate of credit losses. The Company calculates the ECL based on the risk scoring its customers’ according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is calculated after deducting from trade receivables a loss allowance based on actual credit loss experience.

6. Correction of errors

During the preparation of the consolidated interim financial statements for the three-month and nine-month periods ended September 30, 2018, the Company became aware that the margin within certain intra-group transactions has not been properly eliminated in the consolidation process, resulting in misstatement of cost of sales in its consolidated financial statements since the first quarter in fiscal year 2017. These errors have been corrected by restating each of the affected financial statement line items for prior periods. The Company has evaluated the effect of these errors, both qualitatively and quantitatively, and concluded that the corrections did not have a material impact on, nor require amendment of, any previously filed financial statements. The following tables summarize the impacts on the Company’s consolidated financial statements.

Consolidated statement of financial position

December 31, 2017	Impact of correction of error
	As previously
	reported	Adjustments	As corrected
	(€ in thousands)

Current assets	37,774	(280)	37,494
Inventories	9,539	(280)	9,259
Non-current assets	29,257	251	29,508
Property, plant and equipment	27,698	251	27,949

Total assets	67,031	(29)	67,002

Equity	43,918	(29)	43,889
Accumulated deficit	(37,480)	(29)	(37,509)

Total equity and liabilities	67,031	(29)	67,002

Consolidated statement of comprehensive loss

	Impact of correction of error			Impact of correction of error
	three months ended December 31, 2017			year ended December 31, 2017
	As previously			As previously
	reported	Adjustments	As corrected	reported	Adjustments	As corrected
	(€ in thousands except share and share data)			(€ in thousands except share and share data)

Cost of sales	(3,662)	158	(3,504)	(13,824)	(29)	(13,853)
Gross profit	2,446	158	2,604	9,354	(29)	9,325
Operating loss	(2,633)	158	(2,475)	(8,620)	(29)	(8,649)
Net loss	(2,460)	158	(2,302)	(8,525)	(29)	(8,554)
Total comprehensive loss	(2,352)	158	(2,194)	(8,020)	(29)	(8,049)

Loss attributable to owners of the company	(2,458)	158	(2,300)	(8,509)	(29)	(8,538)
Total comprehensive loss attributable to owners of the company	(2,350)	158	(2,192)	(8,004)	(29)	(8,033)

Loss per share - basic/ diluted (EUR)	(0.66)	0.04	(0.62)	(2.29)	(0.01)	(2.30)

Segment reporting

	Impact of correction of error three months ended December 31, 2017
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	3,146	2,962	—	—	3,146	2,962

Gross profit	1,059	1,387	270	(112)	1,329	1,275
Gross profit in %	33.7%	46.8%			42.2%	43.0%

	Impact of correction of error year ended December 31, 2017
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	11,534	11,644	—	—	11,534	11,644

Gross profit	3,921	5,433	337	(366)	4,258	5,067
Gross profit in %	34.0%	46.7%			36.9%	43.5%

There is no impact on the Company’s operating, investing or financing cash flows for the year-ended December 31, 2017.

7. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. 279,000 options (75%, Tranche 1) were granted on April 7, 2017. 93,000 options (25%, Tranche 2) were granted on April 12, 2018.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2
Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

	December 31,
	2018		2017
	Number of options	Weighted-average exercise price (USD)	Number of options	Weighted-average exercise price (USD)
Outstanding at January 1	279,000	13.90	--	--
Granted during the year	93,000	16.15	279,000	13.90
Exercised during the year	--	--	--	--
Forfeited during the year	(18,600)	14.46	--	--
Outstanding at December 31	353,400	14.46	279,000	13.90
Exercisable at December 31	--	--	--	--

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at December 31, 2018 no options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at December 31, 2018 amounts to 8.5 years (December 31, 2017: 9.5 years).

The expense recognized in the statement of comprehensive loss totaled kEUR 604 for the year ended December 31, 2018, compared to kEUR 386 for last year’s same period.

8. Trade receivables

Credit terms provided to customers are determined individually and are dependent on already existing customer relationships and the customer’s payment history. The aging of trade receivables was as follows at each reporting date:

AGING STRUCTURE OF TRADE RECEIVABLES

An analysis of the credit quality of trade receivables that were not past due and the aging of trade receivables that were past due as at December 31, 2017 is as follows.

December 31,
2017

Not due at the end of the reporting period	1,560
Amount past due for the following time ranges
Less than 3 months	2,998
Between 3 and 6 months	363
Between 6 and 9 months	68
Between 9 and 12 months	70
More than 12 months	34
Total	5,093

The movement in the allowance for impairment in respect of trade receivables and contract assets during the year was as follows. Comparative amounts for 2017 represent the allowance account for impairment losses under IAS 39.

Change in the allowance for doubtful accounts

	Year Ended December 31,
	2018	2017
	(€ in thousands)
Loss allowance at December 31, 2017 under IAS 39	482	336
Trade and other receivables as at December 31, 2017	62	--
Additional trade receivables recognized on adoption of IFRS 15	1	--
Loss allowance at January 1, 2018 under IFRS 9	545	336
Provisions	227	237
Write-offs	(351)	(58)
Release to income	(38)	(33)
Balance at end of period	383	482

9. Inventories

Inventories consisted of the following for the years reported:

INVENTORIES BY CATEGORY

	December 31,
	2018	2017 (1)
	(€ in thousands)
Raw materials and merchandise	4,628	2,737
Work in progress	5,436	6,522
Total	10,064	9,259

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Note 6 to the consolidated financial statements.

The reserve for slow-moving inventory regarding work in progress was kEUR 22 and kEUR 440 in 2018 and 2017, respectively.

10. voxeljet UK

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

11. Intangible assets

	December 31,
	2018	2017
	(€ in thousands)
Software	787	573
Licenses	109	136
Prepayments made on intangible assets	524	402
Total	1,420	1,111

The increase in software and prepayments made on intangible assets is due to the purchase of software licenses in connection with our new ERP system as well as related capitalized customizing cost.

12. Property, plant and equipment

	December 31,
	2018	2017 (1)
	(€ in thousands)
Land, buildings and leasehold improvements	17,085	17,415
Plant and machinery (includes assets under finance lease)	9,072	8,901
Other facilities, factory and office equipment	1,502	1,625
Assets under construction and prepayments made	16	8
Total	27,675	27,949
Thereof pledged assets of Property, Plant and Equipment	6,691	7,046
Leased assets included in Property, Plant and Equipment:	357	881
Printers under sales and lease back	--	613
Printers leased to customers under operating lease	208	97
Other factory equipment	149	171

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Note 6.

The pledged assets consist of the new office building and the new production hall, which were completed in 2017, as well as six 3D printers that serve as collateral for certain credit lines and loan agreements.

Amounts added to plant and machinery relating to self‑constructed 3D printers are considered non‑cash transactions, which totaled to kEUR 2,531 and kEUR 4,638 in the years ended December 31, 2018 and 2017, respectively. During 2018, the Group acquired equipment with a carrying amount of kEUR 0 (2017: kEUR 116) under a finance lease.

The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the years 2018 and 2017, respectively:

2018

	(€ in thousands)
	Acquisition and manufacturing cost						Depreciation and amortization						Carrying amount
	01/01/2018 (1)	Additions	Disposals	Transfer	FX	12/31/2018	01/01/2018	Current year	Disposals	Transfer	FX	12/31/2018	12/31/2018
Intangible assets
Software	1,004	230	0	211	1	1,446	431	228	0	0	0	659	787
Licenses	245		0	0	0	245	109	27	0	0	0	136	109
Prepayments made on intangible assets	402	333	0	(211)	0	524	--	0	0	0	0	0	524
Total	1,651	563	0	0	1	2,215	540	255	0	0	0	795	1,420
Property, plant and equipment
Land, buildings and leasehold improvements	18,703	152	0	0	54	18,909	1,288	533	0	0	3	1,824	17,085
Plant and machinery	16,328	3,836	2,964	1,909	102	19,211	8,065	2,128	1,494	1,425	40	10,164	9,047
Other facilities, factory and office equipment	3,484	329	19	0	7	3,801	2,005	427	12	0	3	2,423	1,378
Assets under construction and prepayments made	8	17	0	(9)	0	16	--	0	0	0	0	0	16
Subtotal	38,523	4,334	2,983	1,900	163	41,937	11,358	3,088	1,506	1,425	46	14,411	27,526
Leased products	2,098	2	0	(1,900)	3	203	1,314	163	0	(1,425)	2	54	149
Total	40,621	4,336	2,983	0	166	42,140	12,672	3,251	1,506	0	48	14,465	27,675

2017

	(€ in thousands)
	Acquisition and manufacturing cost							Depreciation and amortization						Carrying amount
	01/01/2017	Additions	Disposals		Transfer	FX	12/31/2017	01/01/2017	Current year	Disposals	Transfer	FX	12/31/2017	12/31/2017 (1)
Intangible assets
Software	798	137	17		91	(5)	1,004	283	166	16	--	(2)	431	573
Licenses	245	--	--		--	--	245	83	26	--	--	--	109	136
Prepayments made on intangible assets	205	328	40		(91)	--	402	40	--	40	--	--	--	402
Total	1,248	465	57	0	0	(5)	1,651	406	192	56	0	(2)	540	1,111
Property, plant and equipment
Land, buildings and leasehold improvements	12,948	2,878	30		3,076	(169)	18,703	928	400	30	--	(10)	1,288	17,415
Plant and machinery	13,160	5,780	2,665		429	(376)	16,328	7,429	1,830	1,276	196	(114)	8,065	8,263
Other facilities, factory and office equipment	3,228	479	180		4	(47)	3,484	1,762	432	169	--	(20)	2,005	1,479
Assets under construction and prepayments made	3,249	9	--		(3,236)	(14)	8	--	--	--	--	--	--	8
Subtotal	32,585	9,146	2,875		273	(606)	38,523	10,119	2,662	1,475	196	(144)	11,358	27,165
Leased products	2,258	123	--		(273)	(10)	2,098	1,203	309	0	(196)	(2)	1,314	784
Total	34,843	9,269	2,875		--	(616)	40,621	11,322	2,971	1,475	--	(146)	12,672	27,949

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Note 6.

The Company previously entered into sale and leaseback transactions for self‑produced 3D printers, which were sold to banks and leased back. As of December 31, 2018 and 2017, the Company had zero and four active sale and leaseback contracts, respectively, as all the contracts have ended in 2018.

13. Other liabilities and provisions

	December 31,
	2018	2017
	(€ in thousands)
Customer deposits	--	373
Liabilities from VAT	24	12
Employee bonus	413	303
Accruals for vacation and overtime	210	222
Accruals for licenses	69	140
Liabilities from payroll	298	236
Accruals for commissions	47	50
Accruals for compensation of Supervisory board	180	180
Accrual for warranty	240	286
Others	387	322
Total	1,868	2,124

After the adoption of IFRS 15 customer deposits amounting to kEUR 177 were presented within contract liabilities.

	(€ in thousands)
	January 1, 2018	Usage	Addition	Reversal	December 31, 2018
Accrual for warranty	286	(273)	240	(13)	240

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

Vesting of the award during performance period 3 is subject to performance and market conditions, including revenue growth and market capitalization as of December 31, 2017. In determining the fair value of the liability for the third period of the LTCIP, the Company originally estimated an 80% probability of achievement for each target and an employee turnover rate of 5.8% based on the past experience. However, in 2016, management updated its assessment and estimated that the achievement of the underlying targets on the third performance period of LTCIP would no longer be probable, resulting in a gain of kEUR 478 to the consolidated statements of comprehensive loss reflecting the reversal of previously accrued expected costs. As of December 31, 2017 the targets were not achieved and the LTCIP ceased.

The Group expects to settle the majority of the other liabilities and provisions over the next year.

14. Financial instruments

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy defines the following levels:

•	Level 1: Quoted prices of the respective financial asset or financial liability in active markets

•	Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

•	Level 3: Input parameters not based on observable market data

Under IFRS 9 there are the following categories:

(I)           FVOCI

(II)         Mandatorily at FVTPL

(III)       Amortized cost

The effect of initially applying IFRS 9 on the Group’s financial instruments is described in Note 3. Due to the transition method chosen, comparative information has not been restated to reflect the new requirements.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
			amortized	at amortized	carrying
12/31/2018	FVTPL	FVOCI	cost	cost	amount	Level 1	Level 2	Level 3	Total	Level
Financial assets measured at fair value
Non-current assets
Derivative financial instruments	2,229	--	--	--	2,229	--	2,229	--	2,229	Level 2
Equity securities	--	5	--	--	5	--	--	5	5	Level 3

Current assets
Bond funds	--	12,905	--	--	12,905	12,905	--	--	12,905	Level 1

Financial assets not measured at fair value
Current assets
Cash and cash equivalents	--	--	7,402	--	7,402	7,402	--	--	7,402	Level 1
Trade and other receivables	--	--	6,030	--	6,030	--	--	--	--

Financial liabilities not measured at fair value
Non-current liabilities
Long-term debt	--	--	--	16,250	16,250	--	15,231	--	15,231	Level 2
Finance lease obligation	--	--	--	71	71	--	69	--	69	Level 2

Current liabilities
Long-term debt	--	--	--	816	816	--	809	--	809	Level 2
Finance lease obligation	--	--	--	34	34	--	34	--	34	Level 2
Trade payables	--	--	--	2,945	2,945	--	--	--	--

	A financial
	asset or
	financial
	liability
	at fair value				Financial
	through	Held-to-	Available-		liabilities
	profit	maturity	for‑sale	Loans and	measured at
12/31/2017	or loss	investments	investments	receivables	amortized cost	Fair Value	Level
Assets

Non-current assets
Equity securities	--	--	5	--	--	5	Level 3
Derivative financial instruments	352	--	--	--	--	352	Level 2
Current assets
Bond funds	--	--	14,044	--	--	14,044	Level 1
Cash and cash equivalents	--	--	--	7,569	--	7,569	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	16,242	15,119	Level 2
Finance lease obligation	--	--	--	--	171	163	Level 2
Current liabilities
Bank overdraft	--	--	--	--	58	58
Long-term debt	--	--	--	--	796	787	Level 2
Finance lease obligation	--	--	--	--	308	310	Level 2

The financial assets with a carrying amount of € 15.1 million reported on the Company’s statement of financial position at December 31, 2018 were comprised of investments in seven bond funds (kEUR 11,847) and one note receivable (kEUR 1,058), all reported as current financial assets, an equity forward (kEUR 2,229) and equity securities (kEUR 5) reported as a noncurrent asset.

The financial assets with a carrying amount of € 14.4 million reported on the Company’s statement of financial position at December 31, 2017 were comprised of investments in four bond funds (kEUR 14,044), all reported as current financial assets, an equity forward (kEUR 352) and equity securities (kEUR 5) reported as a noncurrent asset.

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

15. Cost of sales

Cost of sales includes personnel expenses, cost of material, purchased services, cost for finished goods and allocated indirect costs related to production.

COST OF SALES

	Year Ended December 31,
	2018	2017 (1)	2016
	(€ in thousands)
Personnel expenses	(5,404)	(4,344)	(3,570)
Material costs	(7,082)	(6,443)	(6,837)
Depreciation	(2,197)	(2,071)	(1,562)
Other expenses	(2,598)	(1,510)	(2,512)
Allowance for slow-moving inventory	417	515	(954)
Total	(16,864)	(13,853)	(15,435)

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Note 6.

In 2018, other expenses consisted of rental and building expenses (kEUR 491), travel expenses (kEUR 294) and license fees (kEUR 92). In 2017, other expenses consisted of license fees (kEUR 404), rental and building expenses (kEUR 463) and travel expenses (kEUR 296).

In 2016, other expenses consisted of rental and building expenses (kEUR 644), license fees (kEUR 421), travel expenses (kEUR 414) and tooling kits (kEUR 198).

16. Other operating income and expense

The details of other operating income and expenses are presented for the years reported in the tables below:

OTHER OPERATING INCOME

	Year Ended December 31,
	2018	2017	2016
	(€ in thousands)
Government grant income	11	120	75
Amortization of gain on sale and leaseback transactions	119	206	283
Reimbursement of transaction costs	121	254	127
Gains from foreign exchange transactions	794	135	645
Other	252	286	287
Total	1,297	1,001	1,417

Other operating income includes an amount of kEUR 38 (2017: kEUR 33) for the movement of impairment on trade receivables.

OTHER OPERATING EXPENSE

	Year Ended December 31,
	2018	2017	2016
	(€ in thousands)
Impairment loss on trade receivables	224	240	379
Losses from foreign exchange transactions	511	1,585	2,077
Impairment of Goodwill	--	--	1,130
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	--	--	256
Other	16	19	39
Total	751	1,844	3,881

17. Financial result

The details of financial result are presented for the years reported in the table below:

	Year Ended December 31,
	2018	2017	2016
	(€ in thousands)
Interest expense	(1,143)	(190)	(230)
Finance lease obligations	(69)	(45)	(57)
Long-term debt	(944)	(100)	(68)
Other	(130)	(45)	(105)
Interest income	1,952	365	38
Payout of bond funds	58	11	35
Income from revaluation of derivative financial instruments	1,877	352	--
Other	17	2	3
Financial result	809	175	(192)

18. Income taxes

Income taxes consist of the following for the years reported:

Income tax (expense) benefit

	Year Ended December 31,
	2018	2017	2016
	(€ in thousands)
Current tax expense	--	--	(2)
Deferred tax (expense) benefit	(11)	(80)	--
Total	(11)	(80)	(2)

Deferred tax assets and liabilities

The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	December 31,
	2018		2017
	(€ in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Trade receivables	1	(18)	6	(88)
Other receivables and current assets	959	(62)	26	(84)
Inventories	22	(10)	71	(4)
Property, Plant & Equipment	329	(85)	527	(374)
Non-current other assets	--	--	110	--
Current deferred income	--	--	1	--
Trade liabilities	231	--	22	--
Current financial liabilities	209	--	126	--
Current financial assets	3	(624)	12	(98)
Other current liabilities and provisions	204	(729)	73	--
Contract liabilities	17	(141)	--	--
Non-current deferred income	--	--	1,076	--
Non-current financial liabilities	--	(76)	--	(42)
Non-current financial assets	--	--	3	--
Non-current liabilities and provisions	--	--	--	(1,020)
Intangible assets	--	(1)	--	(1)
Tax losses carried forward	113	--	97	--
Valuation allowance	(418)	--	(505)	--
Tax assets (liabilities)	1,670	(1,746)	1,645	(1,711)
Set off of tax	(1,670)	1,670	(1,645)	1,645
Net tax	0	(76)	0	(66)

At December 31, 2018 voxeljet had gross loss carry‑forwards for corporation tax and trade tax losses of kEUR 26,617 and kEUR 26,033, respectively, for which no deferred taxes have been recognized. These tax losses can be carried forward without restriction for future offset against taxable profits. In addition, there are foreign tax loss carry‑forwards of kEUR 14,352, primarily related to our subsidiary in the UK.

Reconciliation of profit before income taxes to income tax

The reconciliation between profit before income taxes and income tax benefit (expense) for the reporting periods presented was as follows:

RECONCILIATION OF INCOME TAX BENEFIT (EXPENSE)

	Year Ended December 31,
	2018	2017 (1)	2016
	(€ in thousands)
Loss before tax	(8,753)	(8,474)	(11,311)
Tax expense at prevailing statutory rate (28%)	2,451	2,373	3,167
Non-deductible expenses	(196)	(326)	(170)
Non-taxable income	242	266	116
Tax-rate related differences	(128)	(139)	(128)
Unrecognized temporary differences and tax losses	(2,380)	(2,254)	(2,987)
Income tax expense	(11)	(80)	(2)

19. Personnel expenses

Personnel expenses included in cost of sales, research and development, and selling and administrative expenses are comprised of the following:

PERSONNEL EXPENSES

	Year Ended December 31,
	2018	2017	2016
	(€ in thousands)
Wages and salaries	12,772	10,769	9,772
LTCIP	--	--	(478)
Employee stock option plan	604	386	--
Social security contributions	2,527	2,197	1,799
Total	15,903	13,352	11,093

voxeljet AG offers to its employees a defined contribution plan called “MetallRente”. The contributions paid by the Company amounted to kEUR 61, kEUR 62 and kEUR 57 for the years ended December 31, 2018, 2017 and 2016, respectively. The employer’s contribution into the mandatory German state plan amounted to kEUR 849, kEUR 710 and kEUR 697 for the years ended December 31, 2018, 2017, and 2016, respectively.

20. Segment reporting

voxeljet operates in two reportable segments—Systems and Services—which reflect the internal organizational and management structure according to the distinct nature of the two businesses. The Systems business derives its revenues from the manufacture and sale of 3D printers, from the sale of consumables, as well as from lease, maintenance and extended warranty agreements with customers, while the Services business provides customized printed products to customers.

The Management Board of voxeljet is the chief operating decision maker. As a performance indicator, the chief operating decision maker mainly monitors the Company’s revenues and gross profit.

The following table summarizes segment reporting for each of the reporting periods ended December 31. As management’s controlling instruments are mainly revenue‑based, the reporting information does not include a detailed breakdown of all assets and liabilities by category. The sum of the amounts for the two segments equals the total for the Company for each of the years presented.

SEGMENT REPORTING

	Year Ended December 31,
	2018		2017 (1)		2016
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	12,248	13,761	11,534	11,644	13,081	9,257
Gross profit	3,708	5,437	4,258	5,067	3,197	3,706
Gross profit in %	30.3%	39.5%	36.9%	43.5%	24.4%	40.0%
PPE	11,804	15,871	13,070	14,628	9,936	13,585
Trade receivables	3,479	2,551	2,899	2,194	2,566	1,567
Trade payables	1,726	1,219	1,885	1,174	833	932

Systems revenues include revenues from the sales of used 3D printers of kEUR 1,489, kEUR 2,556, and kEUR 1,235 for the years ended December 31, 2018,  2017, and 2016, respectively.

Geographic information

REVENUES BY GEOGRAPHICAL REGION

voxeljet’s revenues and non‑current assets are presented below by geographic region. For purposes of this presentation, revenues are based on the geographic location of customers and assets are based on their geographic location.

voxeljet’s revenues were generated in the following geographical regions for the years reported:

	Year Ended December 31,
	2018	2017	2016
	(€ in thousands)
EMEA	14,673	14,832	13,364
Germany	6,605	5,677	6,132
France	2,667	2,611	2,725
Great Britain	1,050	1,459	1,135
Others	4,351	5,085	3,372
Asia Pacific	5,450	2,526	4,831
Indonesia	1,819	--	--
China	2,134	1,549	194
South Korea	888	721	1,680
Thailand	6	6	1,327
Taiwan	7	25	1,303
Others	596	225	327
Americas	5,886	5,820	4,143
United States	5,802	5,474	4,107
Others	84	346	36
Total	26,009	23,178	22,338

NON‑CURRENT ASSETS BY GEOGRAPHICAL REGION

	December 31,
	2018	2017 (1)
	(€ in thousands)
EMEA	26,651	25,366
Germany	25,104	23,906
Great Britain	1,547	1,460
Asia Pacific	1,090	1,360
Americas	3,675	2,782
United States	3,675	2,782
Total	31,416	29,508

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Note 6.

21. Financial risk management

The Company’s Management Board is responsible for implementing the finance policy and for ongoing financial risk management. Therefore the Management Board has established a Risk Management Committee, which is responsible for developing and monitoring of the Group’s risk management policies, especially regarding financial risks. Generally the committee provides an overview of financial risks on a quarterly basis to the Management Board as part of the Company’s quarterly management reporting procedures.

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

Transactions related to activities in the area of financial instruments require the prior approval of the Chief Financial Officer. The Company did not enter into any derivative financial instruments for hedging purposes in 2018.

Management receives a weekly reporting of the current liquidity of the Group by entity. Furthermore, a monthly cash flow plan meeting has been established, where Management reviews the cash forecasts and the future development of flows of funds on an ongoing basis.

Foreign exchange risk

The Company is exposed to foreign exchange risk to the extent that there is a difference between the currencies in which sales, purchases and borrowings are denominated and the respective functional currencies of subsidiaries of the Group. The functional currencies of the parent company voxeljet AG and its subsidiaries are Euro, US Dollars, British Pound Sterling, Indian rupee and Chinese yuan renminbi. The majority of the sale, purchase and borrowing transactions are denominated in the functional currency of the parent company or its subsidiaries. The Company’s most significant foreign exchange risk relates to intercompany loans made to subsidiaries, as described below.

voxeljet has provided intercompany loans to its subsidiaries to finance their operations. The loans were granted in the local currency of the subsidiaries. Gains and losses from movements in exchange rates are recorded within other operating income or expense in the consolidated statement of comprehensive loss. As of December 31, 2018 the amount loaned to voxeljet UK by voxeljet AG totaled GBP 8.1 million (€ 9.0 million). A relative increase in the value of the Euro against British Pound Sterling of 10% would lead to a loss of € 0.8 million. The amount of loaned to voxeljet America totaled to USD 6.8 million (€ 5.9 million) as of December 31, 2018. An increase in the value of the Euro against US Dollars of 10% would lead to a loss of € 0.5 million.

For the year ended December 31, 2018, voxeljet generated 41.9% of its revenues in the eurozone. Additionally, the majority of the Company’s sourcing transactions are also transacted in Euros in that zone.

The Company invoiced 70% in 2018, 70% in 2017 and 84% in 2016 of total revenues in Euro. As revenues in foreign currency usually correspond to costs which are incurred in the same currency, we consider the risk as minor.

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

In connection with the first tranche of the loan received by the European Investment Bank amounting to € 10.0 million, the Company issued a warrant, Performance Participation Interest (PPI), accounted for separately as derivative financial instruments from the host contract (loan financial liability), with changes in fair value reported in the consolidated statements of comprehensive loss until the derivative financial instruments settle or expire. The loan is accounted for according to the effective interest method. The effective interest rate of the loan with the European Investment Bank is 7.58%, which is imputed based on the fair value of the derivative financial instruments on the date of the loan disbursement. Changes in the market interest will not affect the loan accounting. However, the derivative instrument is affected by changes in the risk-free rate. Increases in the risk-free rate will lead to a decrease of the fair value of the derivative instrument; decreases in the risk-free rate will lead to an increase in the fair value of the derivative instrument.

Equity price risk

The Company is also exposed to equity price risks which arise from derivative financial instruments (PPI) associated with the loan received by the European Investment Bank which depend upon the Company’s share price. Changes in the Company’s share price will affect the value of an equity forward derivative instrument (increasing share prices as compared to the share price at disbursement date will lead to a negative fair value of the derivative, decreasing share prices will lead to a positive fair value of the derivative). An increase/decrease of the price per ADR by USD 1.00 leads to an increase/decrease of the derivative financials instrument by € 1.1 million.

Credit risk

Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables) and from its financing activities, including deposits and investments with financial institutions. Therefore, the carrying amount of cash and cash equivalents, financial assets, and trade receivables represents the maximum credit exposure of € 26.4 million (2017: € 27.1 million).

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. However, Management also considers factors that influence the credit risk of its customer base, including the default risk of the industry and the country in which the customer operates. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables. There were no customer loans outstanding as of December 31, 2018 and 2017. Since 2018, the Company calculates an expected credit loss (ECL) based on the risk scoring its customers’ according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is calculated after deducting from trade receivables a loss allowance based on actual credit loss experience.

The Group limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A‑3 based on Standard & Poor’s or P‑2 based on Moody’s.

The bank deposit are held with financial institutions, which are rated BBB to A2 based on Standard & Poor’s and Moody’s.

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities			Equity

(€ in thousands)	Bank overdrafts used for cash management purposes	Other loans and borrowings	Finance lease liabilities	Subscribed capital	Capital reserves	Accumulated deficit (1) (2)	Non-controlling interests	Total
Restated balance at January 1, 2018	58	17,038	479	3,720	76,227	(37,672)	71	59,921

Changes from financing cash flows

Proceeds from loans and borrowings	—	1,639	—	—	—	—	—	1,639
Repayment of borrowings	(58)	(2,764)	—	—	—	—	—	(2,822)
Payment of finance lease liabilities	—	—	(361)	—	—	—	—	(361)
Proceeds from issuance of shares	—	—	—	1,116	9,972	—	—	11,088
Total changes from financing cash flows	(58)	(1,125)	(361)	1,116	9,972	—	—	9,544

Other changes
Liability-related
Capitalized borrowing costs	—		—	—	—	—	—	—
Reclassification	—	1,152	(13)					1,139
Interest expense	—	944	69	—	—	—	—	1,013
Interest paid	—	(943)	(69)	—	—	—	—	(1,012)
Total liability-related other changes	—	1,153	(13)	—	—	—	—	1,140

Total equity-related other changes	—	—	—	—	604	(8,728)	(36)	(8,160)

Balance at December 31, 2018	—	17,066	105	4,836	86,803	(46,400)	35	62,445

(1) Restated balance at January 1, 2018 includes restatement for immaterial errors. For further information, see Note 6.

(2) Restated balance at January 1, 2018 includes impact of the adoption of IFRS 9 and IFRS 15.

	Liabilities			Equity

(€ in thousands)	Bank overdrafts used for cash management purposes	Other loans and borrowings	Finance lease liabilities	Subscribed capital	Capital reserves	Accumulated deficit	Non-controlling interests	Total
Restated balance at January 1, 2017	224	5,099	791	3,720	75,827	(28,971)	87	56,777

Changes from financing cash flows

Proceeds from loans and borrowings	—	12,612	—	—	—	—	—	12,612
Repayment of borrowings	(165)	(732)	—	—	—	—	—	(897)
Payment of finance lease liabilities	—	—	(436)	—	—	—	—	(436)
Total changes from financing cash flows	(165)	11,880	(436)	—	—	—	—	11,279

Other changes
Liability-related
Capitalized borrowing costs	—		—	—	—	—	—	78
Reclassification	—	42	123					165
Interest expense	—	100	45	—	—	—	—	145
Interest paid	—	(161)	(45)	—	—	—	—	(206)
Total liability-related other changes	—	59	123	—	—	—	—	182

Total equity-related other changes	—	—	—	—	400	(8,509)	(16)	(8,125)

Balance at December 31, 2017	59	17,038	478	3,720	76,227	(37,480)	71	60,113

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

On November 9, 2017, the European Investment Bank (“EIB”) and the Company entered into a Finance Contract and Synthetic Warrant Agreement to support the Company’s undertaking of research and development projects for growth from 2017 to 2020. The contract provides a credit of up to € 25 million in three tranches of € 10 million, € 8 million, and € 7 million.

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

In 2018, voxeljet did not enter into any new loan agreement.

The total research and development expenditures and manufacturing capital expenditures are expected to be € 14.0 million and € 16.2 million for the fiscal year 2019 and 2020, respectively.

The first tranche of € 10 million received on December 22, 2017, the EIB under the Synthetic Warrant Agreement was entitled to receive as consideration in cash equal to the market value of 195,790 ordinary shares of the Company (or equivalent number of ADS of the Company) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down). Under the anti-dilution protection clause of the agreement the number of ordinary shares under the Synthetic Warrant Agreement was increased to 254,527 as a result of the capital increase effective October 17, 2018 and November 1, 2018.

voxeljet may prepay all or part of any Tranche before the maturity date, together with accrued interest.

The following are the remaining contractual maturities of financial liabilities and trade payables at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

	December 31,
	2018
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Long-term debt	17,066	(22,529)	(160)	(799)	(1,518)	(15,251)	(4,801)
Finance lease obligations	105	(109)	(9)	(27)	(56)	(17)	--
Trade payables	2,945	(2,945)	(2,945)	--	--	--	--
Total	20,116	(25,583)	(3,114)	(826)	(1,574)	(15,268)	(4,801)

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

In spite of the significant cash outflow in 2018 and 2017, the Company’s short and mid-term liquidity needs are currently covered. This is supported through the capital increase finalized in the fourth quarter of 2018 with net proceeds of approximately € 11.1 million. The mid-term business plan includes the raising of additional capital through additional debt, equity or other alternatives to ensure the cash requirements of the Company. In order to be prepared for additional public fund raising the Company filed a form F-3 with the SEC in August 2017. As the cash position of the Company is still sufficient, mid-term liquidity risk is considered low.

22. Capital management

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

voxeljet’s capital structure as of the end of the reporting periods 2018 and 2017 was as follows:

CAPITAL STRUCTURE

	December 31,
	2018	2017 (1)
	(€ in thousands)
Equity	46,475	43,889
Share of total equity and liabilities	67.0%	65.5%
Current financial liabilities	850	1,162
Non-current financial liabilities	16,321	16,413
Total financial liabilities	17,171	17,575
Share of total equity and liabilities	24.8%	26.2%
Total equity and liabilities	69,352	67,002

23. Leases

Finance leases

Lessee

Future minimum lease payments under financing lease arrangements at the end of the considered reporting periods were as follows:

PRESENT VALUE OF MINIMUM LEASE PAYMENTS

	December 31, 2018
	(€ in thousands)
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	36	(2)	34
due between 1 and 5 years	73	(2)	71
Total	109	(4)	105

	December 31, 2017
	(€ in thousands)
	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	320	(12)	308
due between 1 and 5 years	175	(4)	171
Total	495	(16)	479

Operating Leases

Lessee

The estimated payment schedule regarding operating leases at the end of the considered reporting periods was as follows:

OPERATING LEASE OBLIGATIONS

	December 31,
	2018	2017
	(€ in thousands)
Less than 1 year	554	486
1 to 5 years	1,666	762
Over five years	364	398
Total	2,584	1,646

Operating lease expenses were kEUR 528, kEUR 537, and kEUR 630 in the financial years 2018, 2017, and 2016, respectively. Operating lease expenses are primarily related to the rental agreements for real estate regarding our foreign operations.

Lessor

voxeljet leased two of its self‑produced 3D printers to two customers. Under the lease contract, voxeljet bears a majority of the substantial risks and rewards of the underlying assets.

Operating lease payments receivable for subleases

	December 31,
	2018	2017
	(€ in thousands)
Less than 1 year	94	30
1 to 5 years	--	--
Total	94	30

The operating lease income was kEUR 31, kEUR 145 and kEUR 89 in the financial years 2018, 2017, and 2016, respectively.

24. Commitments, contingent assets and liabilities

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

25. Related party transactions

Related party transactions at voxeljet mainly consist of transactions with individuals on the Management Board and Supervisory Board.

Key management is defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company within their function and within the interest of the Company.

The following table presents the amount and components of Management Board compensation:

MANAGEMENT COMPENSATION

	Year Ended December 31,
	2018	2017	2016
	(€ in thousands)
Fixed compensation	781	778	644
Compensation arisen from stock option plan	360	231	--
Total	1,141	1,009	644

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

OTHER RELATED PARTIES

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current
Andreas Schmid Logistik AG	Supplier	05/01/2017-Current
Suzhou Meimai Fast Manufacturing Technology Co., Ltd	Customer	04/11/2016-Current
Simon Franz	Employee	04/11/2017-Current
DSCS Digital Supply Chain Solutions GmbH	Customer	05/11/2017-Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2, in each of 2018, 2017 and 2016. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amount to kEUR 2 in each of 2018, 2017, and 2016.

Further, voxeljet acquired goods amounting to kEUR 7, kEUR 15, and kEUR 15 in 2018, 2017 and 2016 from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet received logistics services amounting to kEUR 74 and kEUR 43 in 2018 and 2017 from ‘Andreas Schmid Logistik’, where the member of our supervisory board Dr. Stefan Söhn serves as CFO.

Moreover, voxeljet received orders amounting to kEUR 175, kEUR 244 and kEUR 87 in 2018, 2017 and 2016 from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which is our joint venture partner for voxeljet China.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in 2018 and 2017 from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company where we own 33.3%.

In addition, voxeljet employed Simon Franz, who is the son of voxeljet’s CFO Rudolf Franz. He received a salary of kEUR 12 and kEUR 3 in 2018 and 2017, respectively.

26. Equity

At December 31, 2018, 4,836,000 no‑par value ordinary shares were issued and outstanding. There is only a single class of ordinary shares with the same rights, preferences and restrictions. Each share entitles the holder to one vote at the shareholders’ meeting. Shareholders participate in the profits according to their share in the share capital, based on their number of shares held. The general shareholders’ meeting resolves the appropriation of the balance sheet profit established in the annual financial statements and the dividends.

On October 17, 2018, voxeljet issued 972,000 ordinary shares, equivalent to 4,860,000 American Depository Shares (“ADS”), at an offering price of USD 2.57 per ADS (the “Public Offering Price”). The Company received net proceeds of approximately EUR 9.7 million. Members of the Management Board, who are also significant shareholders, purchased an aggregate number of 233,462 ADSs in this offering at the Public Offering Price. On November 8, 2018, voxeljet closed the over-allotment transaction in which it issued additional 144,000 ordinary shares, equivalent to 720,000 ADSs, upon the exercise of the over-allotment option exercised by the underwriter on November 1, 2018. The Company received net proceeds of approximately EUR 1.4 million.

Incremental costs of EUR 0.6 million directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

The Articles of Association authorize the Management Board, subject to the consent of the Supervisory Board, to increase the Company’s registered share capital in one or more tranches by up to kEUR 744 new no par value ordinary shares against contribution in cash or in kind until May 29, 2023.

27. Subsequent events

At March 1, 2019, voxeljet China moved into a new facility. The new facility comprises production floor, storage as well as office space.