Form 20-F/A
period 2019-12-31
voxeljet AG
filed 2020-05-13
CIK 1582581

As filed with the Securities and Exchange Commission on May 13, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by voxeljet AG (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2020 (the “Original Filing”). The Company is filing this Amendment solely to state that the Original Filing was delayed on reliance of the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) extending the deadlines by up to 45 days for filing certain reports made under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As previously disclosed on a Form 6-K filed by the Company on April 27, 2020, the Company required additional time to finalize the Original Filing due to circumstances related to the COVID-19 pandemic and the economic uncertainty and market turmoil resulting from this pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including those in which the Company has operations, have imposed unprecedented restrictions on travel and social distancing requirements. The restrictions have resulted in work being performed remotely, which has caused delays in the Company’s financial reporting process, such as needing additional time to finalize certain procedures attendant to the annual internal review process. These restrictions also posed novel challenges and may have slowed the Company’s Audit Committee investigation, which was required to be conducted remotely.

As required by Rule 12b-15 under the Exchange Act, certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to the Amendment under Item 19 of Part III hereof.  Paragraphs 3, 4 and 5 of these certifications have been omitted in accordance with the SEC’s rules and guidance. Additionally, the Amendment does not include the certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as no financial statements are being filed with the Amendment.

Except as described above, the Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on May 7, 2020. Accordingly, the Amendment should be read in conjunction with the Original Filing and with the Company’s filings with the SEC subsequent to the Original Filing.

PART III

ITEM 19.  EXHIBITS

Exhibit Number	Description of Exhibit
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F on its behalf.

VOXELJET AG

/s/ Rudolf Franz
Name: Rudolf Franz
Title: Chief Financial Officer

Date: May 13, 2020