Form 20-F
period 2020-12-31
voxeljet AG
filed 2021-03-30
CIK 1582581

As filed with the Securities and Exchange Commission on March 30, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

Address: Paul-Lenz Straße 1a, 86316 Friedberg, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares each representing one ordinary share	VJET	NASDAQ Capital Market
Ordinary shares, €1.00 nominal value per share*		NASDAQ Capital Market*

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.          ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).          ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our indebtedness and ability to continue as a going concern, results of operations, cash needs, financial condition, liquidity, prospects, growth and strategies, intellectual property position, the industry in which we operate and the trends that may affect the industry or us.

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

●	health epidemics and other widespread outbreaks of contagious disease, such as COVID-19, which could significantly disrupt our operations and impact our operating results and/or cash flows;

●	our ability to maintain our operations as a going concern;

●	matters arising from the results of our Audit Committee investigation regarding potential illegal acts, including any identified material weaknesses, recommended remediations, potential regulatory investigations and proceedings, litigation matters, and additional expenses;

●	our ability to maintain sufficient internal controls over financial reporting to comply with Section 404 of the Sarbanes-Oxley Act, as applicable, and to mitigate and remediate effectively the material weaknesses in our internal control over financial reporting;

●	our ability to raise additional capital on attractive terms, or at all, to meet our growth strategy as well as to support the continuation of our operation;

●	fluctuations in our revenues and operating results;

●	our ability to achieve the intended benefits from and the related restructuring costs of the strategic restructuring of our workforce in the United Kingdom (or “UK”) and Germany;

●	our ability to manage the expansion of our operations, including sales efforts, effectively, including in difficult market environments like India and China, in order to achieve our projected levels of growth;

●	our ability to attract and retain key management or other key employees;

●	rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism, epidemics or pandemics;

●	our ability to introduce new 3D printers and related print materials acceptable to the market and to improve the technology and print materials used in our current 3D printers;

●	the long sales cycle for our products, which makes the timing of our production planning and our revenues difficult to predict;

●	our ability to adequately increase demand for our products;

●	declines in the prices of our products and services, or in our volume of sales;

●	our dependence upon sales to certain industries;

●	our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products;

●	significant fluctuations in the price of our American Depositary Shares (“ADSs”);

●	our ability to maintain our exemption, as a foreign private issuer, from certain requirements under United States (or “U.S.”). securities laws and NASDAQ Capital Market (the “NASDAQ”) corporate governance rules;

●	our ability to obtain patent protection for our products or otherwise protect our intellectual property rights;

●	our ability to protect our trade secrets and intellectual property; and

●	the other factors listed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

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

SUMMARY OF RISK FACTORS

Investing in our securities involves a high degree of risk. The following is a summary of the principal factors that make an investment in our securities speculative or risky, all of which are more fully described below in “Item 3. Key Information—D. Risk Factors” section of this annual report. This summary should be read in conjunction with the “Item 3. Key Information—D. Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing our business.

Risks Related to Our Business and Industry

●	We face risks related to health epidemics such as COVID-19;

●	We have incurred losses to date and anticipate continuing to incur losses in the future;

●	Matters relating to or arising from our Audit Committee investigation may adversely affect our business and results of operations;

●	Material weaknesses in our internal control over financial reporting have been identified;

●	Our indebtedness could adversely affect our financial condition;

●	We need to raise additional capital from time to time and may be unable to do so on attractive terms, or at all;

●	Our revenues, operating results, margins and EBIT may fluctuate from quarter-to-quarter and year-to-year;

●	Our strategic restructurings may not achieve intended benefits;

●	Our operations could suffer if we are unable to attract and retain key management or skilled employees;

●	We face significant competition in many aspects of our business;

●	Our operations outside of Germany and related risks could adversely affect our results of operations;

●	We may engage in future acquisitions that could disrupt our business;

●	Global economic, political and social conditions have adversely impacted our sales and may continue to do so;

●	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines and criminal penalties;

●	Our operations are subject to government regulations which could result in liabilities;

●	We may not have adequate insurance, including for liabilities arising from litigation.

Risks Related to Our Products

●	We may not be able to introduce new 3D printers and related print materials to meet customer demands;

●	Declines in the prices of our products and services, or in our sales may adversely affect our financial results;

●	Demand for our products may not increase adequately;

●	Defects in new products could result in material expenses, diversion of management time and attention, and damage to our reputation;

●	Disruption of our manufacturing facility could result in loss of revenues and unforeseen costs.

Risks Related to Information Technology and Information Security

●	A disruption of our information technology systems could adversely affect our results of operations;

●	Regulation in the areas of privacy, data protection and information security could increase our costs.

Risks Related to Our Dependence on Third Parties

●	We are highly dependent upon sales to certain industries;

●	If our relationships with suppliers were to terminate or be disrupted, our business could be adversely affected.

Risks Related to Ownership of Our ADSs

●	The price of our ADSs may fluctuate significantly;

●	Substantial future sales of our ordinary shares or ADSs could cause the price of the ADSs to decline;

●	Our principal shareholders and management will be able to exert significant influence over matters subject to shareholder approval;

●	Holders of our ADSs may not have the same rights as the holders of our ordinary shares;

●	We have no present intention to pay dividends on our ordinary shares in the foreseeable future;

●	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ corporate governance rules;

●	We incur significant costs to operate as a company whose ADSs are publicly traded in the United States;

●	U.S. investors may have difficulty enforcing civil liabilities against our Company;

●	Your rights as a shareholder in a German corporation may differ from those in a U.S. corporation;

●	Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends;

●	In the event we are or become treated as a passive foreign investment company, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

Risks Related to Our Intellectual Property

●	If we are unable to obtain patent protection for our products, our business could suffer;

●	We have license rights of certain patents and cannot adequately estimate the effects of their expiration;

●	We may be subject to claims alleging patent infringement and may incur substantial costs;

●	Obtaining and maintaining our patent protection depends on compliance with various requirements;

●	Certain of our employees and patents are subject to German law;

●	If we fail to comply with our obligations under our intellectual property-related agreements, we could lose rights that are important to our business;

●	Certain technologies and patents have been developed with partners and we may face restrictions thereon.

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

Not applicable.

B.          CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.          REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Risks Related to Our Business and Industry

We face risks related to health epidemics and other widespread outbreaks of contagious disease, such as COVID-19, which could significantly disrupt our operations and impact our operating results and/or cash flows.

We face various risks related to health epidemics, pandemics and similar outbreaks, including the global outbreak of COVID-19. The continued spread of COVID-19 has led to disruption and volatility in the global economy and capital markets, which increases the cost of capital and adversely impacts access to capital.

The continued spread of COVID-19 has and may continue to disrupt our supply chain. While we have been able to mitigate any significant disruption, any significant delay, or limit in the ability of customers to perform fully on contract obligations, the COVID-19 pandemic could impact investment performance and cause other unpredictable events. We have been impacted and continue to be impacted by adverse effects from the COVID-19 pandemic, including the decline in revenues for the Services segment and service and maintenance business of the Systems segment. Also, we have experienced and continue to expect some delays in installation of 3D printers at customers’ facilities, which has and may lead to further postponed revenue recognition for those transactions. Furthermore, if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures, remote working or other restrictions in connection with the COVID-19 pandemic, our operations will likely be negatively impacted. Pursuant to government closure orders, including reimpositions of travel restrictions and other closures, intended to contain or slow the spread and resurgence of COVID-19, we may be required to close certain of our facilities in the regions voxeljet operates that perform work that is deemed non-essential. One or more additional facilities could become subject to similar orders, which could further disrupt our operations if the work performed at such facilities cannot be conducted remotely, potentially necessitating the furloughing of some of our employees or a permanent reduction in our workforce.

Our sales, installation and service of 3D printing machines in China and other countries have been and may continue to be disrupted, and the spread of COVID-19 has disrupted our commercial efforts in other countries. If the COVID-19 crisis continues for a prolonged duration, we or our customers may be unable to perform fully on our contracts , which will likely result in increases in costs and reduction in revenue. These cost increases may not be fully recoverable or adequately covered by insurance. If we experience difficulty in generating sufficient cash flow to meet our obligations and sustain our operations, which could affect our ability to continue as a going concern, we may have difficulty accessing government and state aid.

We continue to work with our stakeholders (including customers, employees, suppliers and local communities) to address responsibly this global pandemic. The long-term effects of COVID-19 to the global economy and to us are difficult to assess or predict, and may include a further decline in the market prices of our ADSs, risks to employee health and safety, risks for the deployment of our products and services (including by limiting our customer support, among others effects resulting from government measures) and reduced sales in geographic locations impacted. The prolonged restrictive measures put in place in order to control COVID-19 or other adverse public health development in any of our targeted markets have had and may have a material and adverse effect on our business operations, financial position, results of operations and/or cash flows. These uncertainties could affect our ability to continue as a going concern.

We have incurred losses to date and anticipate continuing to incur losses in the future, and there are uncertainties which could affect our ability to continue as a going concern.

Our consolidated financial statements as of and for the year ended December 31, 2020 have been prepared on the basis that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have incurred significant losses since our IPO and we expect that we will continue to incur losses as we aim to successfully execute our business plan and will be dependent on additional public or private financings, collaborations or licensing arrangements with strategic partners, or additional credit lines or other debt financing sources to fund continuing operations.

We expect that we will continue to incur losses and negative cash flows from operations for at least the next 12 months following the issuance of the financial statements. As of December 31, 2020, we had an accumulated deficit of € 75.6 million and had cash and cash equivalents and short-term financial assets of total € 8.3 million. We have significant outstanding debt and contractual obligations related to interest payments and leases. As of December 31, 2020, our debt totaled € 23.2 million, of which € 18.7 million is classified as current. Our debt service obligations over the next twelve months are significant, including more than € 0.5 million of anticipated interest payments. Furthermore, our debt agreement with the European Investment Bank (the “EIB”) contains financial covenants, the breach of which could trigger the acceleration of our loan repayment obligations, which would put us at risk of default.

In addition, as of December 31, 2019, we were in non-compliance with the financial covenants related to loan agreements with Kreissparkasse Augsburg, Germany and consequently pledged € 2.0 million in favor of Kreissparkasse. The circumstance that those € 2.0 million have been pledged and therefore are restricted since then, has been considered within management’s assessment of going concern.

Further, as of December 31, 2019, we were in breach of the Total Net Financial Debt to EBITDA financial covenant under the Finance Contract with the EIB (the “Finance Contract”), which requires that we maintain certain minimum ratios. In March 2020, we received a waiver for the covenant breaches in 2019 and a grace period ending March 31, 2021, during which (i) voxeljet can rectify such breaches and (ii) the EIB shall not demand immediate repayment. In return, in March 2020 we registered a first rank land charge amounting to € 10.0 million on our land and facility located in Friedberg (Germany) Paul-Lenz-Straße, 1a as collateral in favor of the EIB. In June 2020, we announced that the EIB and voxeljet AG further expanded our partnership. The EIB disbursed € 5.0 million of the second tranche (tranche B1) of the loan in June 2020 with a bullet repayment after five years. In addition, we amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”). As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, we were in compliance with the Minimum Cash Covenant. However, in March 2021, we discovered that our calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, we were not in compliance with the Minimum Cash Covenant as of December 31, 2020. Also in March 2021, we received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant.

We expect to incur additional costs and expenses related to the continued development and expansion of our business, including the maintenance of operation of our manufacturing facilities, contract manufacturing and research and development operations. There can be no assurance that we will ever achieve or sustain profitability on a quarterly or annual basis.

In January 2021, we successfully completed our registered direct offering and sale of 621,170 ordinary shares in the form of ADS at a purchase price of € 13.33 per share (this equals USD 16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021). This provided voxeljet with gross proceeds of approximately USD 10 million (€ 8.3 million) before deducting fees and expenses. In February 2021, we completed another registered direct offering and sale of 443,414 ordinary shares in the form of ADS at a purchase price of EUR 22.27 per ordinary share (this equals USD 26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021). This provided voxeljet with gross proceeds of approximately USD 12 million (€ 9.9 million) before deducting fees and expenses. Those capital increases improved our liquidity as well as equity ratio significantly. In spite of this success, management is taking further steps to raise further funds which may include debt or equity financing, not without mentioning, that there can be no assurance that we will be able to raise further funds on terms favorable to us, if at all.

Due to the disbursement of the € 5.0 million of the second tranche of the loan, granted by EIB as well as the successful capital raises in January and February 2021, we believe that our cash resources are sufficient to support our business plan for at least the next 24 months and beyond, based on the assumption that our business plan is executed appropriately and sales track as expected. The global spread of COVID-19 increases the uncertainties and risks for the Company. Nevertheless, our current forecasts, which already consider adverse impacts from the COVID-19 pandemic and the related downturn of the global economy, supports the assumption of our ability to meet our financial obligations for the next 24 months and further.

Matters relating to or arising from our Audit Committee investigation, including potential regulatory investigations and proceedings, litigation matters, and additional expenses, may adversely affect our business and results of operations.

As previously disclosed in our public filings with the SEC, our Audit Committee completed an internal investigation (the “Audit Committee Investigation”). The Company has self-reported to the Enforcement Division of the SEC on these matters and will fully cooperate in any review by the SEC, although we are unable at this time to predict what action, if any, it may take.

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

Any resulting SEC actions in connection with the Audit Committee Investigation cannot be predicted. If the SEC initiates an enforcement proceeding, we could be required to pay civil penalties, which could be substantial, and/or be subject to other remedies. We can provide no assurances as to the outcome of any governmental investigation.

We have incurred, and may continue to incur, significant expenses related to legal and other professional services in connection with the Audit Committee Investigation, which may continue to adversely affect our business and financial condition. In addition, the outcome of any regulatory proceedings, litigation or government enforcement actions that may result from these matters is difficult to predict, and the cost to defend, settle, or otherwise resolve these matters may be significant. Regulatory agencies or authorities, or other parties in these matters may seek very large or indeterminate amounts. An unfavorable resolution of litigations, proceedings or actions could have a material adverse effect on our business, financial condition, and results of operations and cash flows and also could result in a significant burden on management time and resources. Any future investigations or additional lawsuits may also adversely affect our business, financial condition, results of operations, and cash flows.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. As of December 31, 2020, we did not maintain an effective control environment attributable to certain identified material weaknesses. We describe these material weaknesses in Item 15. Controls and Procedures. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Management has disclosed material weaknesses in each of its Forms 20-F over a period of seven years, from fiscal year 2013 through the current fiscal year 2020.

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

Our indebtedness could adversely affect our financial condition.

We have a total long-term debt of € 23.2 million outstanding as of December 31, 2020 out of which € 18.0 million is borrowed from the EIB. We are obliged to pay a Performance Participation Interest (“PPI”) to the EIB based on the market price of our shares at the maturity of a Synthetic Warrant Agreement with the EIB. Payment of PPI to the EIB may adversely affect our financial condition and have a significant negative impact on our cash flows. As of December 31, 2019, we were in breach of our Total Net Financial Debt to EBITDA ratio financial covenant under the Finance Contract with the EIB. However, in March 2020, we received a waiver for the covenant as of June 30, 2019 and December 31, 2019 and a grace period, ending March 31, 2021, within which the EIB cannot demand immediate repayment and we can rectify the breach. In return, we registered a first rank land charge on our land and facility located in Friedberg (Germany) Paul-Lenz-Straße, 1a as collateral in favor of the EIB in March 2020. In June 2020, we announced that the EIB and voxeljet AG further expanded our partnership. The EIB disbursed € 5.0 million of the second tranche (tranche B1) of the loan in June 2020 with a bullet repayment after five years. In addition, we amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with the Minimum Cash Covenant. As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, we were in compliance with the Minimum Cash Covenant. However, in March 2021, we discovered that our calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, we were not in compliance with the Minimum Cash Covenant as of December 31, 2020. Also in March 2021, we received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant.

While we have obtained waivers for curing the prior breaches of the financial coveants in our Finance Contract with the EIB, our ability to meet the financial covenants or requirements going forward may be affected by events beyond our control, and we cannot assure you that we will satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the restrictions could result in an event of default under our debt arrangements which, in turn, could result in an event of default under the terms of our other indebtedness. If this were to happen, we cannot assure you that our assets would be sufficient to repay in full the payments due under those arrangements or our other indebtedness or that we could find alternative financing to replace that indebtedness.

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

We entered into an investment loan commitment of a total of € 25.0 million with the EIB. This loan commitment is guaranteed by the European Union (or “EU”) under the European Fund for Strategic Investments and is limited to 50% of the total cost of a research and development project. The first loan tranche A of € 10.0 million as well as a tranche B1 of € 5.0 million were already disbursed, and further € 10.0 million disbursement of tranches B2 and C is dependent on achieving certain sales and EBITDA performance targets.

Our revenues and operating results may fluctuate.

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. A significant portion of our 3D printer orders are typically received during the second and fourth quarters of the fiscal year as a result of the timing of capital expenditures of our customers. Our 3D printers typically are shipped between three and nine months after an order is received. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. We also typically experience weaker demand for our 3D printers in the first and third quarters. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. Until our business grows more significantly, the timing of individual printer sales, because of the cost of our largest printers, can have meaningful effects on our quarterly results. You should not rely on our past results as an indication of our future performance. Please also refer to risk factor “We face risks related to health epidemics and other widespread outbreaks of contagious disease, such as COVID-19, which could significantly disrupt our operations and impact our operating results and/or cash flows.”.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this annual report:

●	the degree of market acceptance of our products;

●	the mix of machines and products that we sell during any period;

●	our long sales cycle including our ability to adapt production to demand;

●	the entry of new competitors into our market;

●	generally weaker demand for 3D printers in the first and third quarters;

●	weaker demand for products from our Services segment due to the slow-down of the automotive industry in Europe

●	development of new competitive systems or processes by others;

●	changes in our pricing policies or those of our competitors, including our responses to price competition, impacting our ability to realize work in progress at expected gross margins;

●	delays between our expenditures to develop and market new or enhanced 3D printers and products and the generation of sales from those products;

●	changes in the amount we spend in our marketing and other efforts;

●	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of products;

●	our level of research and development activities and their associated costs and rates of success;

●	changes in the size and complexity of our organization, including our operations outside of Europe;

●	increased expenses in connection with improving our internal control over financial reporting;

●	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in accounting rules and tax laws; and

●	changes in interest rates and currency exchange rates that affect returns on our cash balances and short-term investments.

Our margins and EBIT may fluctuate.

Margins and EBIT in both our Systems and Services segments may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are beyond our control, including fluctuations in foreign exchange rates, increased competition and increased expenses. To pursue our growth strategy, we have expanded by establishing operations in different countries. While the subsidiary in China is in the start-up phase, we may not be able to achieve our desired gross margin and EBIT targets for this subsidiary, which may lead to a weaker margin and EBIT contribution from these subsidiaries to us. At our German operation, gross margin and EBIT could also fluctuate significantly, for instance due to changes in demand and other economic factors.

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

We have expanded our operations significantly in recent periods, including our German U.S. and Chinese operations, and our business plan calls for further expansion over the next several years, including Asia and North America. After the restructuring of our UK operation, we are more focused in addressing the automotive and aerospace industry. Our expansion in Asia is proceeding through our subsidiaries in India and China. The legal, market and cultural environment in both India and China represent challenges for our management. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve our planned broadening of our product offerings and client base, improvements in our 3D printers and materials used in our 3D printers, and our planned international growth. In particular, we must increase our marketing and services staff to support new marketing and service activities and to meet the needs of both new and existing customers. Our ability to successfully increase our marketing efforts is not guaranteed, and if we are not able to successfully increase our marketing efforts, we may not be able to grow our business as intended. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may not be able to achieve our anticipated level of growth, which would adversely affect our results of operations.

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

Our growth and success will also depend on our ability to attract, retain and train additional highly-qualified scientific, technical, sales, managerial and finance personnel, including qualified personnel with experience and knowledge of IFRS. We have experienced and expect to continue to experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of skilled personnel, including engineers, in the regions surrounding our European facilities as well as our facilities in China and India could require us to pay more to hire and retain skilled personnel, thereby increasing our costs.

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

Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 78%, 82%, and 75% of our total sales in 2020, 2019, and 2018, respectively. We currently have subsidiaries in China, India, the UK and the United States. One of our growth strategies is to further pursue opportunities for our business in several areas around the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	challenges in providing solutions across a significant distance, in different languages and among different cultures;

●	different, complex and changing laws governing intellectual property rights, sometimes affording reduced protection of intellectual property rights in certain countries;

●	difficulties in staffing and managing foreign operations, particularly in new geographic locations;

●	restrictions imposed by local labor practices and laws on our business and operations;

●	rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism, epidemics or pandemics like COVID-19 and other similar outbreaks or events;

●	operating in countries with a higher incidence of corruption and fraudulent business practices;

●	seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	transportation delays;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	becoming subject to the laws, regulations and court systems of multiple jurisdictions.

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

While we currently have no specific plans to acquire any other businesses, we may, in the future, engage in joint ventures with or make acquisitions of, or investments in, companies that we believe have products or capabilities that are a strategic or commercial fit with our current business or otherwise offer opportunities for our Company. In connection with these acquisitions or investments, we may:

●	issue ADSs or other forms of equity that would dilute our existing shareholders’ percentage of ownership;

●	incur debt and assume liabilities; and

●	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

We may not be able to complete future acquisitions on favorable terms, if at all. If we do complete an additional acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

●	problems integrating the purchased business, products or technologies;

●	challenges in achieving strategic objectives, cost savings and other anticipated benefits;

●	increases to our expenses;

●	the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;

●	inability to maintain relationships with key customers, vendors and other business partners of the acquired businesses;

●	diversion of management’s attention from their day-to-day responsibilities;

●	difficulty in maintaining controls, procedures and policies during the transition and integration;

●	entrance into marketplaces where we have no or limited prior experience and where competitors have stronger marketplace positions; and

●	potential loss of key employees, particularly those of the acquired entity.

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

For example, the UK ceased to be a member state of the EU on January 31, 2020 commonly referred to as “Brexit,” and the transition period provided for in the withdrawal agreement entered by the UK and the EU ended on December 31, 2020. In December 2020, the UK and the EU agreed on a trade and cooperation agreement, given effect by the UK on December 31, 2020, that will apply provisionally after the end of the transition period until its expected formal adoption by the EU in early 2021. Notably, under the trade and cooperation agreement, UK service suppliers no longer benefit from automatic access to the entire EU single market, UK goods no longer benefit from the free movement of goods and there is no longer the free movement of people between the UK and the EU. The lack of clarity about future U.K. laws and regulations creates uncertainty for us, as the application of the trade and cooperation agreement may affect our business and operations. For example, the imposition of tariffs following the Brexit may have a material adverse effect on our financial position or results of operations. Additionally, there also is a risk that other countries may decide to leave the EU. The uncertainty surrounding Brexit not only potentially affects our business in the U.K. and the EU, but may have a material adverse effect on global economic conditions and the stability of global financial markets, which in turn could have a material adverse effect on our business, financial condition, and results of operations. In extreme cases, we could experience interruptions in production due to the processing of customs formalities or reduced customer spending in the wake of weaker economic performance. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

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

In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our products. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks related to our insurance coverage:

●	we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;

●	we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts that we may have reserved for such liabilities;

●	the amount of any liabilities that we may face may exceed our policy limits; and

●	we may incur losses resulting from the interruption of our business that may not be fully covered under our insurance policies.

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

Risks Related to Our Products

We may not be able to introduce new 3D printers and related print materials acceptable to the market or to improve the technology and print materials used in our current 3D printers to meet customer demands.

Our revenues are derived from the sale of new or used and refurbished 3D printers and from the sale of products manufactured using, additive manufacturing. Our market is subject to innovation and technological change. A variety of technologies compete against one another in our market, which is, in part, driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the industrial additive manufacturing market depends, in large part, on our success in enhancing and developing new 3D printers, enhancing and adding to our technology and developing and qualifying new materials in which we can print. In 2019, we developed the VX1300 X, which is characterized by a very fast layer time and installed two units at a German premium car maker. In 2020, we received the pre-acceptance from the car maker and our partners for those two units, which were installed in 2019. The development of the VX1000 HSS which will upscale the HSS technology to one of our larger scale platforms proceeded in 2020 and first printing tests on the large HSS printer were successful. Presently the HSS technology is available on the VX200 HSS system. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products and technologies. However, we may not be able to:

●	enhance our existing products and technologies;

●	continue to leverage advances in industrial printhead technology;

●	develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end-users, particularly with respect to the physical properties of print materials and other consumables;

●	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;

●	develop products that are cost effective or that otherwise gain market acceptance;

●	adequately protect our intellectual property as we develop new products and technologies; or

●	ensure the availability of cash resources to fund research and development.

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

We manufacture our machines at our facilities in Germany and China. We currently operate on-demand parts service centers located in Germany, the United States, and China and plan to operate in other locations in the future. If the operations of our production facilities are materially disrupted, whether by natural disasters, epidemics or pandemics like COVID-19, demonstrations, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenues on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our results of operations.

Risks Related to Information Technology and Information Security

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations and provide service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. In 2020, we had effective general information technology general controls (GITCs) over our Enterprise Resource Planning system that supports the Company’s financial reporting processes. We are required to further automate our processes and reduce the dependence on manual controls. In late 2020, we set up an automated consolidation process in the test environment of our existing Enterprise Resource Planning system. The go live for this new feature is scheduled for the first quarter of 2021. Although we assume this will not be the case, we could fail with the technical realization of further automating our processes. In addition, our computer systems are subject to damage and interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, and usage errors by our employees. If our computer systems are damaged or cease to function properly, or, if we do not replace or upgrade certain systems, we may incur substantial costs to repair or replace them and may experience an interruption of our normal business activities or loss of critical data. Any such disruption could adversely affect our reputation, brand and financial condition.

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

Risks Related to Our Dependence on Third Parties

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

We purchase components and certain sub-assemblies for our systems and consumables that are used in our print materials from third-party suppliers. While there are several potential suppliers of most of the components and sub-assemblies for our systems, and for most of the consumables for our print materials, we currently choose to use only a limited number of suppliers for several of these components and materials. Our reliance on a limited number of vendors involves a number of risks, including:

●	potential shortages of some key components;

●	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

●	discontinuation of a product on which we rely;

●	potential insolvency of these vendors; and

●	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

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

Risks Related to Ownership of Our ADSs

The price of our ADSs has fluctuated significantly and may continue to be volatile in the future, and as a result, investors in our ADSs could incur substantial losses.

The stock market generally, including our ADSs, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. For example, on February 8, 2021, the market price of our ADSs closed at $36.00 per share while on February 26, 2021, the market price of our ADSs closed at $17.00 per share without disclosure of news or other developments by us. Also on February 8, 2021, the opening price of our ADSs was $24.00 and the intra-day sales price of our ADSs fluctuated between a reported low sale price of $23.62 and a reported high sales price of $36.00. Our volume on February 26, 2021 was 113,300, which was a substantial decrease from the volume of 322,500 and 248,100 on the two days immediately preceding February 25, 2021. We may incur rapid and substantial increases or decreases in the market price of our ADSs in the foreseeable future that do not coincide in timing with the disclosure of news or developments by us.

In addition, companies trading in the stock market in general, and The Nasdaq Capital Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may seriously harm the market price of our ADSs, regardless of our operating performance. There can be no guarantee that the market price of our ADSs will remain at current prices.

Our ADSs may become the target of a “short squeeze.”

Securities of certain companies have increasingly experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze.” These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. There can be no assurance that we will not, in the future be, a target of a short squeeze, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Future sales of a substantial number of our shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. Pursuant to a shelf registration statement on Form F-3, in January 2021, we issued 621,170 ordinary shares, equivalent to an equal number of ADSs, in a registered direct offering (the “January 2021 Offering”). Further, in February 2021, we issued another 443,414 ordinary shares, equivalent to an equal number of ADSs, in a registered direct offering (the “February 2021 Offering”). After those two capital increases of approximately $10.0 million and $12.0 million, the $22.0 million registered on our shelf registration statement on Form F-3 was completely utilized.

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

After the January 2021 Offering and the February 2021 Offering, the Management Board is utilizing the authorized share capital pursuant to Section 5 of the articles of association of our Company – which authorizes the Management Board, with the consent of the supervisory board, to increase our Company's registered share capital in one or more tranches by up to an additional € 1,353,416 by issuing up to 1,353,416 new no-par value ordinary shares (equivalent to 1,353,416 ADSs) against contributions in cash or in kind until May 28, 2024. The Management Board is authorized to exclude the statutory shareholders’ subscription rights with the consent of the supervisory board (i) to exclude fractional amounts resulting from the subscription ratio from the statutory shareholders’ subscription right, (ii) in case of capital increases in kind, in particular, but without limitation, to acquire companies, divisions of companies or interests in companies, (iii) in case of capital increases in cash provided that the issue price of the new shares is not substantially lower than the trading price for shares in our Company of the same class and having the same conditions already listed at the time of the final determination of the issue price (the trading price shall also be understood to mean the price of an ADS listed on the NASDAQ multiplied by the number of ADSs representing one share) and further provided that the amount of the share capital represented by the shares issued in this context under the exclusion of the statutory shareholders’ subscription tight does not exceed 10 percent of the share capital both at the time when such authorization came into effect and when it is utilized or (iv) in case of capital increases in cash if this is done for the purpose of issuing shares to be placed at the U.S. capital market or with institutional and/or private investors through ADSs and in this connection also to cover an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with this authorization to exclude subscription rights does not exceed 30% of the share capital and the issue price of the new shares is not substantially lower than the stock exchange price for shares in the Company of the same class and having the same conditions already listed at the time of the final determination of the issue price (the stock exchange price shall also be understood to mean the price of an ADS listed on the NASDAQ multiplied by the number of ADSs representing one share). The authorization pursuant to (iv) above can following the January 2021 and the February 2021 Offerings still be utilized in an amount of up to 386,216 new shares (equivalent to 386,216 ADSs).

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

Members of our Management Board currently beneficially own 18.7% of our ordinary shares (including ordinary shares represented by ADSs). These shareholders have significant influence over the outcome of all matters requiring shareholder approval. For example, these shareholders may be able to influence the outcome of elections of members of our Supervisory Board, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ADSs.

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

We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our Management Board and Supervisory Board and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly-available information concerning our Company than there is for U.S. public companies.

As a foreign private issuer, we are required to file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. In addition, under the NASDAQ Listing Rules, we must submit to the SEC a Form 6-K that includes interim earnings reports on a semi-annual basis. Although we intend to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so and may not provide quarterly information if we are not able to do so. Therefore, holders of our ADSs may not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to U.S. listed companies.

We rely on provisions in the NASDAQ Listing Rules that permit us to follow our home country corporate governance practices with regard to certain aspects of corporate governance. This allows us to follow German corporate law and the German Corporate Governance Code, which differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NASDAQ.

In accordance with our NASDAQ listing, our Audit Committee is required to comply with or satisfy an exemption from the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to listed U.S. companies. Because we are a foreign private issuer, however, we generally are permitted to follow home country practice in lieu of the corporate governance standards provided in the NASDAQ

Listing Rules. In particular, we are not required to comply with the requirements that the members of our Audit Committee satisfy financial literacy standards, that a majority of the members of our Supervisory Board and all members of our Audit Committee and Compensation and Nomination Committee must be independent, and that our Audit Committee and Compensation and Nomination Committee adopt written charters. In addition, we are not required to comply with requirements for a specific quorum or executive sessions. If some investors find the ADSs less attractive as a result of these differences, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. See “Item 16.G Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2021. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2020, approximately 11% of our assets were located in the United States, although this may increase as we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a company whose ADSs commenced trading in the United States in October 2013, we incur significant legal, accounting, insurance and other expenses that we did not incur before going public. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NASDAQ have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel must devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our Supervisory Board or its committees or on our Management Board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

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

We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany. You should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

●	Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital present or represented at the relevant shareholders’ meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

●	As a general rule under German law, a shareholder has no direct recourse against the members of the management board or supervisory board of a German stock corporation in the event that it is alleged that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these damages claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the

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

The majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or ex- employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees retained rights to patents they invented or co-invented prior to 2009. Although most of these employees have subsequently assigned their interest in these patents to us, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

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

On April 16, 2014, we completed a follow-on offering of 3,000,000 ADSs at a public offering price of $15.00 per ADS. Net proceeds from the follow-on offering to the Company were approximately $41.4 million. On April 24, 2014, the underwriters in the follow-on offering purchased 450,000 ADSs from certain of the Company’s shareholders (the “Selling Shareholders”) pursuant to the overallotment option they were granted in the follow-on offering. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

On October 18, 2018, we issued 972,000 ordinary shares, equivalent to 4,860,000 ADSs, at an offering price of $2.57 per ADS (the “Public Offering Price”). The Company received net proceeds of approximately $10.6 million. Members of our Management Board, who are also significant shareholders, purchased an aggregate number of 233,462 ADSs in this offering at the Public Offering Price. On November 8, 2018, we closed the over-allotment option in which we issued additional 144,000 ordinary shares, equivalent to 720,000 ADSs. The Company received net proceeds of approximately $1.6 million.

On January 25, 2021, we issued 621,170 ordinary shares, equivalent to an equal number of ADSs, at an offering price of $16.16 per ADS in a registered direct offering priced at-the-market under the NASDAQ Listing Rules. The Company received gross proceeds of approximately $10 million (€ 8.3 million) before deducting fees and expenses.

On February 17, 2021, we issued 443,414 ordinary shares, equivalent to an equal number of ADSs, at an offering price of $ 26.95 per ADS in a registered direct offering priced at-the-market under the NASDAQ Listing Rules. The Company received gross proceeds of approximately $12 million (€ 9.9 million) before deducting fees and expenses.

Our website is www.voxeljet.de. This website address is included in this annual report as an inactive textual reference only. The information and other content appearing on our website are not part of this annual report. Our principal executive offices are located at Paul-Lenz-Straße 1a, 86316 Friedberg, Germany, and our telephone number is +49 821 7483 100. Our agent for service of process in the United States is Corporation Service Company, located at 1090 Vermont Avenue N.W., Washington, D.C. 20005, telephone number (800) 927-9800.

Capital Expenditures

Capital expenditures are funds used by the Company to acquire or upgrade physical or intangible assets such as property, plants, buildings, equipment or software. Our capital expenditures amounted to €0.1 million, €1.1 million and €3.8 million, for the years ended December 31, 2020, 2019, and 2018, respectively. In 2020 our capital expenditures mainly consisted of upgrades related to our ERP-system.

In 2019 the capital expenditures mainly comprised the final payment for the new office building and production facility located in Friedberg, Germany, which were completed in October 2017, as well as upgrades of our ERP-System. In 2018 the capital expenditures mainly comprised 3D printers to be used in our Services segment.

B.          BUSINESS OVERVIEW

Our Company

We are a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, art and architecture, engineering and consumer product end markets.

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

We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2020, we had an installed base of 199 printers worldwide, and we operated service centers in Germany, the United States and China. Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service center in China has approximately 26,000 square feet and approximately 15,000 square feet of production space, respectively.

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

The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

We currently produce eight 3D printer platforms. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets that are currently in development. As of December 31, 2020, we had an installed base of 199 printers worldwide, which includes (i) printers in our service centers and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

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

Materials

Our commercialized material sets are comprised of sand and plastic particulate materials and their respective proprietary chemical binding agents. We believe these material sets are well suited for our commercial and industrial customers because these materials either (i) are commonly used in their existing manufacturing processes or (ii) match or exceed desired performance characteristics of existing materials being utilized in their manufacturing processes. Our sand material set offerings include four types of sands: (i) silica, (ii) kerphalite, (iii) zirconium oxide and (iv) chromite, with furan, inorganic, shell molding and phenol resins as proprietary chemical binding agents. Our plastics material set offering is based on Poly(methyl methacrylate), or PMMA, and Polypor B and C as the proprietary chemical binding agentsas well as Polyamide.

We are currently in varying stages of development of new material sets which include the following particulate materials:

●	different types of sands;

●	different types of ceramics;

●	silicon carbide and other hard metals;

●	cement;

●	thermoplastic polyurethane

On-demand Parts Services

At our service centers, we create parts, molds, cores and models for a variety of industrial and commercial customers based on designs produced using 3D CAD software. We receive orders directly from customers and indirectly through our sales agents.

Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our Chinese service center is located in a facility with more than 78,000 square feet of production space, storage and office space.

We help our customers move from the design stage to the production stage by assisting them in evaluating the optimal design and material sets for their production needs. After printing parts, we employ a thorough cleaning, finishing, quality control review and packaging and shipping process to ensure the customer receives high-quality and immediately-usable parts. Based on our capacity utilization, the lead time required for us to print a part for a customer ranges from three to 21 days and is typically five business days. Due to the size of the printers’ build boxes utilized in our German service center, specifically the VX4000 printer, we are able to print more parts simultaneously on one printer than anyone else in the industry, resulting in cost-effective and quick turnaround times for our customers’ print jobs and increased revenue and profitability for us.

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

We conduct a significant portion of our business with a limited number of customers. Our top five customers represented 28%, 21% and 20% of total revenues for the years ended December 31, 2020, 2019, and 2018, respectively. These customers primarily purchased 3D printers, while one of the top five customers primarily ordered printed parts. In the year ended December 31, 2020, there were no customers who accounted for more than 10% of our revenues. Sales of on-demand parts and consumables tend to be from repeat customers that may utilize the capability of our on-demand parts service centers for one month or longer. Sales of 3D printers are low volume and generate significant revenues, but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer’s capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period-to-period financial results.

Sales and Marketing

We sell our 3D printers and related consumables both through our direct sales force and with the assistance of our network of more than 20 third-party sales agents globally. Our sales organization, including our dedicated sales, service and application engineers, is responsible for worldwide sales of our 3D printers and on-demand parts services, as well as for the management and coordination of our growing sales agent network. Our direct sales force focuses primarily on customers in Europe, North America and Asia Pacific, while our sales agents are responsible for facilitating sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our sales agents, which grant the sales agent the right to market our products in a specified territory on either an exclusive or non-exclusive basis, depending on the sales agent; however, all sales contracts for our products are entered into between us and our customers. Certain of these sales agents also provide maintenance services to customers in their specified territories. Our application engineers provide professional services through pre-sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of December 31, 2020, our worldwide sales staff for systems and parts consisted of 38 employees. We also expect that our subsidiaries in Europe, North America and Asia Pacific will improve market access through local market development and allow the targeting of specific customers.

Educating our customers and raising awareness in our target markets about the many uses and benefits of our 3D printing technology is an important part of our sales process. We believe that customers who experience the efficiency gains, decreased lead times, increased design flexibility and reduced costs of 3D printing as compared to subtractive manufacturing are more likely to purchase our 3D printers and/or utilize our on-demand parts services. We encourage potential purchasers of our 3D printers to first utilize our on-demand parts services so that they can experience firsthand the benefits of our 3D printing technology. We currently market our brand and our services at industry conferences, trade shows, and across various forms of digital and traditional media and plan to increasingly expand our marketing efforts in North America in conjunction with our geographic expansion to that region.

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

Manufacturing and Suppliers

Manufacturing

We assemble our 3D printers at our facility in Friedberg, Germany as well as some platforms in our facility in Suzhou, China, close to Shanghai, using components sourced from distributors of standard electrical or mechanical parts, as well as from manufacturers which design custom parts tailored to the proprietary designs of our machines. We periodically review the quality and performance of our distributors and manufacturers. Upon completion of the assembly of our 3D printers, we perform tests to ensure that the printer is functioning properly before the system is shipped and again after the system is installed at the customer’s site.

To provide customers with assurance regarding the quality and consistency of our systems, we obtained ISO 9001:2015 certification for our facility in Germany in 2017, in 2019 for our facility in Canton, USA and in 2020 for our facility in China. ISO 9001:2015 provides a structure for a quality management system that strives for customer satisfaction, consistent quality and efficiency. In addition, there are internal benefits such as improved customer satisfaction, interdepartmental communications, work processes and customer-and-supplier partnerships. The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

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

Research and Development

We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of December 31, 2020, we had various active research and development projects in different stages of completion. All research and development costs are charged to expense as incurred, as the criteria set forth in IAS 38 for capitalizing such costs have not yet been met. Our development efforts are augmented by development arrangements with research institutions, customers and suppliers of material and hardware, among others.

In addition to our internally-developed technology platforms and the related software, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products.

Our research and development expenses were € 6.5 million, € 7.2 million, and € 6.3 million for the years ended December 31, 2020, 2019, and 2018, respectively.

A significant portion of our research and development expenditures has been focused upon developing proprietary systems, processes and materials, including:

●	the qualification of new print materials, including phenolic resins and inorganic binders, PMMA-based and other plastics, ceramics, silicon carbide and cement;

●	the development of new or enhanced proprietary chemical binding agents;

●	the development of new or enhanced binding mechanisms;

●	the mechanics of spreading powders in a build box;

●	the transfer of digital data through a series of software links to drive a printhead; and

●	synchronizing all of the above to print ever-increasing volumes of material per unit time.

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

Patents. As of December 31, 2020, we owned or co-owned 69 issued U.S. patents and 32 pending U.S. patent applications. In addition, we own or co-own patent rights in Europe, Asia, Brazil and Canada. In total, as of December 31, 2020 our patent portfolio consisted of over 425 patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2021 and the latest expiring in 2036. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

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

Competition

Our principal competitors consist of other developers of 3D printing systems and providers of 3D printing services. These companies use a variety of additive manufacturing technologies, including:

●	fused deposition modeling;

●	binder jetting;

●	inkjet;

●	selective laser sintering; and

●	stereolithography.

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

Germany

Legal Requirements for Manufacturing Sites

Emissions Control Law.  We do require a permit granted under the Federal Emissions Control Act (Bundes-Immissionsschutzgesetz, or BImSchG), as we use resins (Harze) to create models for customers. Therefore, the permit was granted for the buildings “Halle 1” and “Halle 2” to us in December 2013 by the District Administration (Landratsamt) of Aichach-Friedberg. The permit was granted under the condition (Auflage), that the amount of resins processed by us does not exceed 25 kilograms per hour. In 2020, the District Administration (Landratsamt) revised and concretised the permit. For the building “Halle 3”, the permit was granted in July 2016 by the District Administration (Landratsamt) of Aichach- Friedberg. The permit was granted under the condition (Auflage), that the amount of resins processed by us does not exceed 10 kilograms per hour. Facilities that are subject to BImSchG are required to comply with the current state of the art (Stand der Technik) in emissions reduction and safety technology. We are therefore supervised by the Landesamt für Umweltschutz (LfU) and as well by the District Administration (Landratsamt) of Aichach-Friedberg and have regularly give full reports about the emissions in our facilities.

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

We have trained and educated an employee to serve as our risk prevention officer (Gefahrgutbeauftragter). The risk prevention officer ensures that we comply with specific regulations and provisions when dangerous goods are shipped. In addition, we have one “Authorized Person” (Beauftragte Person), who is equally responsible for the risk prevention, and who is advised by the risk prevention officer. All of these persons (risk prevention officer and the authorized persons) do regularly take part in external trainings.

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

Worldwide

Our operations and the activities of our employees, contractors and agents around the world are subject to the laws and regulations of numerous countries, including the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, federal and state environmental regulations, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

Our operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the European Union Anti-Corruption Act, UK Bribery Act, U.S. Foreign Corrupt Practices Act and similar regulations in other jurisdictions. Although we have implemented policies and procedures designed to ensure compliance with these laws, our employees, contractors, and agents may take actions in violation of such policies. Any such violations, even if prohibited by our policies, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

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

Insurance

We maintain comprehensive business liability insurance coverage (Betriebshaftpflichtversicherung “Compact-Firmenversicherung”) for our business operations. In addition, we have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our Management and Supervisory Board members and our executive managers may incur in connection with their conduct as members of our Management and Supervisory Boards or executive managers. We also maintain insurance policies on our 3D printers, a group insurance policy for our employees covering occupational accidents, car insurance policies and a legal expenses insurance policy. We consider the insurance coverage we have to be adequate in light of the risks we face.

Geographic Information

Our revenues by geographic region for the year ended December 31, 2020 were EMEA 53%, Asia Pacific 21% and Americas 26%, as compared to EMEA 46%, Asia Pacific 26% and Americas 29% for the same period in 2019. In 2018, our revenues by geographic region were EMEA 56%, Asia Pacific 21% and Americas 23%. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

C.          ORGANIZATIONAL STRUCTURE

Our corporate structure includes voxeljet AG (formerly Voxeljet Technology GmbH) and the two wholly-owned subsidiaries voxeljet America Inc. (voxeljet America), and voxeljet India Pvt. Ltd (voxeljet India). Additionally it includes voxeljet China Co. Ltd. (voxeljet China) where we held a shareholding of 70.00% interest. In December 2020, we initiated the wind-up of voxeljet UK Ltd. (voxeljet UK).

voxeljet China was established on April 11, 2016 and is located in the city of Suzhou, near Shanghai. Within the contribution of a lease contract on March 1, 2019 which includes 36 months free of rent, which has been negotiated by our joint venture partner Suzhou Meimai Fast Manufacturing Technology Co., Ltd, (“Meimai”), Meimai has increased their shareholding from 4.175% to 30.0% as it has been agreed within the joint venture contract. Therefore our shareholding in voxeljet China Co. Ltd. decreased to 70.00% on March 1, 2019.

On February 5, 2014, our subsidiary, voxeljet America Inc. was incorporated in Delaware. voxeljet America Inc. is headquartered near Detroit, Michigan and conducts our North American operations. We began printing on-demand parts at the facility in the first quarter of 2015.

On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited (“Propshop”) which became voxeljet UK Ltd, headquartered in Milton Keynes. Following a review of the cost-benefit considerations of voxeljet UK, management decided to wind up the subsidiary, which was initiated in December 2020. The employees of our voxeljet UK sales team have been moved to voxeljet AG and will continue to focus on selling 3D printed parts and 3D printers in the United Kingdom and Northern Europe.

On November 30, 2015, we established our subsidiary voxeljet India Pvt. Ltd to pursue opportunities in the industrial 3D printing market in India. voxeljet India is headquartered and registered in the city of Pune, a large automotive and manufacturing center near Mumbai. Since the fourth quarter of 2019 the office is located in the city of Mumbai.

D.          PROPERTY, PLANTS AND EQUIPMENT

At December 31, 2020, we owned/leased the following four properties worldwide:

Location	Primary Usage:	Area (Sq. Feet)
EMEA
Friedberg, Germany	Headquarters, production space, office space	135,380

Asia Pacific
Mumbai, India	Office space	20
Suzhou, China	Production space, office space	78,000

Americas
Canton, Michigan, USA	Production space, office space	50,000

We believe that our existing facilities are adequate for our current and foreseeable requirements. The facilities in Friedberg, Germany are owned by voxeljet, while the facilities in India, China and the U.S. are leased. In March 2020 we registered a first rank land charge amounting to € 10.0 million on our land and facility located in Friedberg (Germany) Paul-Lenz-Straße, 1a as collateral in favor of the EIB, in connection with the signing of a waiver with the EIB.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Item 3. Key Information—A. Selected Financial Data” and our audited financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Item 3. Key Information—D. Risk Factors,” “Special Note Regarding Forward Looking Statements” and elsewhere in this annual report.

The following summarizes the more significant factors impacting our operating results for the fiscal year ended December 31, 2020 and the fiscal year ended December 31, 2019 as well as our liquidity in fiscal years 2020 and 2019. We have omitted discussion of 2018 results where it would be redundant to the discussion previously included in our annual report on Form 20-F filed with the SEC on May 7, 2020.

A.          OPERATING RESULTS

Overview

We are a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, art and architecture, engineering and consumer product end markets.

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

We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2020, we had an installed base of 199 printers worldwide, and we operated service centers in Germany, the United States and China.

Our revenues were € 21.6 million, € 24.6 million, and € 26.0 million for the years ended December 31, 2020, 2019, and 2018, respectively.

Our net loss increased by € 1.5 million to a net loss of € 15.5 million in 2020 compared to a loss of € 14.0 million in 2019. In 2019 our net loss increased by € 5.3 million to a net loss of € 14.0 million compared to a loss of € 8.7 million in 2018.

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

Currency

Within fiscal year 2020, we had operations in Germany, the United Kingdom, the United States, China and India. As a result, our revenue and earnings have exposure to a number of currencies, primarily the Euro, the U.S. dollar, the British Pound Sterling and the Chinese renminbi. As our presentation currency is the Euro, and the functional currencies of the businesses located outside of the Europe are their local currencies, the results of the businesses located outside of Europe must be translated each period to Euros. The financial statements of foreign subsidiaries are translated using the concept of the functional currency in accordance with IAS 21. The assets and liabilities of foreign subsidiaries are translated at the spot rate at the end of the period, while their income statement items are translated at average exchange rates for the respective periods. All resulting exchange differences are recognized in other comprehensive income. Gains and losses on foreign currency transactions primarily due to intercompany loans given to our subsidiaries are shown within other operating income and other operating expenses, respectively, in the consolidated statement of comprehensive loss. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

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

Furthermore, we believe that additive manufacturing provides several advantages over traditional design and manufacturing processes, including:

●	elimination of design constraints;

●	reduced cost of complexity;

●	mass customization;

●	reduced time to market; and

●	cost effective short run production.

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

We also expect to spend significant time and resources mitigating the impact of COVID-19, remediating material weaknesses in our internal controls over financial reporting as well as cooperating with any review by our regulators.

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

Our revenues are influenced by:

●	global macroeconomic conditions;

●	the adoption rate of our 3D printers and material sets;

●	our ability to develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end-users, particularly with respect to the physical properties of print materials and other consumables;

●	the capital expenditure budgets of our potential customers;

●	the amount of design and manufacturing activity; and

●	the adoption of additive manufacturing technology in various industries.

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

Gross Profit

Our gross profit and gross profit margin for our Systems and Services segments are mainly influenced by materials and labor costs. In particular, the gross profit margin in our Systems segment on sales of our 3D printers also depend on the type and status of the sold products. Sales of refurbished printers manufactured by us typically generates lower gross profits compared to sales of new 3D printers.

EBITDA

Our EBITDA (earnings before interest, taxes, depreciation and amortization) is mainly influenced by the gross profit from our Systems segment and Services segment as well as from the operating expenses from the functions research and development, administration and sales and marketing. In addition, other operating expense and other operating income including gains and losses from foreign exchange transactions have an impact on EBITDA. The gross profit from our Systems segment is mainly driven by materials and labor costs. The gross margin drivers for our Services segment relate to revenues, materials, labor and energy costs as well as facility costs. Costs for the non-productive functions is influenced primarily by labor. Research and development expenses are partially driven by materials. One of the main drivers of expenses for the administrative function is legal fees as well as accounting and auditing fees while sales and marketing expenses are also influenced by commissions paid to sales agents.

Critical Accounting Policies and Significant Estimates

Please refer to Part III, Item 18. Financial Statements, Note 5 “Critical accounting judgment and key sources of estimation and uncertainty” to the consolidated financial statements.

Statements of Comprehensive Loss Data

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2020		2019 (i) (ii)
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€ 21,567	100%	€ 24,602	100%	€ (3,035)
Cost of sales	14,812	68.7	17,426	70.8	(2,614)
Gross profit	6,755	31.3	7,176	29.2	(421)
Selling expenses	5,816	27.0	7,118	28.9	(1,302)
Administrative expenses	6,407	29.7	6,952	28.3	(545)
Research and development expenses	6,500	30.1	7,212	29.3	(712)
Other operating expenses	2,799	13.0	945	3.8	1,854
Other operating (income)	(1,603)	7.4	(2,143)	8.7	540
Operating loss	(13,164)	61.0	(12,908)	52.5	(256)
Finance expense	2,589	12.0	1,349	5.5	1,240
Finance (income)	(184)	0.9	(318)	1.3	134
Financial result	2,405	11.2	1,031	4.2	1,374
Net loss before income taxes	(15,569)	72.2	(13,939)	56.7	(1,630)
Income tax expense (income)	(88)	(0.4)	39	0.2	(127)
Net Loss	€ (15,481)	71.8%	€ (13,978)	56.8%	€ (1,503)

(i) Comparative figures for the year ended December 31, 2019, were revised related to the amendment of classification of short-term investments. For further information, see Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(ii) Comparative figures for the year ended December 31, 2019, were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

Summary

Our revenues decreased by € 3.0 million, or 12%, to € 21.6 million in 2020 from € 24.6 million in 2019. This was due to the decreases in revenues from both segments Systems and Services amounting to € 0.9 million and € 2.1 million, respectively.

Our gross profit decreased by € 0.4 million from € 7.2 million in 2019 to € 6.8 million in 2020. This was due to a decrease in gross profit of the Services segment of € 0.6 million mainly related to the decline in revenues. This was partially offset by our Systems segment, where we recorded a slight increase in gross profit amounting to € 0.2 million. In our Services segment, we received significant lower gross profit contribution from our subsidiary voxeljet America due to a material decline in Services revenues. This was partially offset by higher gross profit contribution from the German service center mainly related to lower personnel expenses through the restructuring initiated in 2019 as well as the implementation of cost saving measures executed as a consequence of the COVID-19 situation. Gross profit contribution from voxeljet China remained almost unchanged. Since the close down of our service center in the United Kingdom in the fourth quarter of 2019, there were no further gross profit contributions from voxeljet UK. Our consolidated gross profit margin slightly improved to 31% in 2020 compared to 29% in 2019.

Our operating loss increased by € 0.3 million to a loss of € 13.2 million in 2020 from a loss of € 12.9 million in 2019. This was mainly due to a negative net impact of the year over year changes in other operating expenses and other operating income amounting to € 2.4 million. In addition, gross profit for 2020 decreased by € 0.4 million compared to last year. This was almost fully offset by significant cost savings within each of our functions. Year over year, selling expenses, research and development expenses and administrative expenses declined by € 1.3 million, € 0.7 million and € 0.5 million, respectively. This proves, that the restructuring measures implemented in the past financial year took effect already in 2020. Further, this reflects the cost saving measures we conducted in 2020 in order to mitigate adverse impacts like the significant decrease in market demand related to the global economic crises caused by the worldwide outbreak of the COVID-19 virus.

Revenues by Segment

The table below sets forth the change in revenues by segment from 2019 to 2020:

	Year Ended December 31,
	2020	2019	period-over- period change

	(€ in thousands)
Systems	€ 12,556	€ 13,454	€ (898)
Services	9,011	11,148	(2,137)
Total Revenues	€ 21,567	€ 24,602	€ (3,035)

Revenues from the Systems segment for 2020 were € 12.6 million, representing a 6.7% decrease over revenues of € 13.5 million in 2019. The Company sold eight new and five used and refurbished 3D printers during the year ended December 31, 2020 compared to thirteen new and six used and refurbished 3D printers in the prior year period. Revenue from the sale of 3D printers slightly decreased in 2020 compared to last year, due to the lower number of transactions. As we overall sold a higher number of larger-scale printers in 2020 compared to 2019, which generate higher revenues, we recorded merely a slight decline in revenues from the sale of 3D printers. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues perceptibly decreased year over year, also significantly impacted by the COVID-19 situation, as the performance of service visits was limited in many regions of the world, which made it impossible to fulfill our maintenance schedule. Further, we experienced lower demand for consumables and spare parts in 2020, as our clients have reduced their production activities, especially in the second quarter of 2020. All those matters led to the decrease in Systems-related revenues. In the third quarter of 2020, demand for consumables and spare parts substantially recovered compared to the prior two quarters in 2020. This positive trend continued in the fourth quarter of 2020.

Revenues from the Services segment for 2020 were € 9.0 million, which represents a decrease of € 2.1 million or 18.9% in revenues compared to € 11.1 million in 2019. This decrease was mainly due to a significant decrease in revenue contribution from our subsidiary voxeljet America, reflecting the slow-down of the economy related to the COVID-19 situation accompanied by a sharp drop in market demand from our clients in North America. Revenue contribution from our subsidiary voxeljet UK significantly decreased. This was related to the close down of our service center in the United Kingdom in the fourth quarter of 2019 in the course of our restructuring, which started in the third quarter of 2019. Also, revenue contribution from our service center in China slightly declined due to the subdued economy related to COVID-19. The German operation recorded slightly higher revenues from the Services segment in 2020 compared to 2019. After a weak start into fiscal year 2020 with the bottom in the second quarter, we saw a considerable market recovery from the second half of 2020 onwards including catch-up effects in the fourth quarter of 2020.

Revenues by Geographic Region

The table below sets forth the change in revenues by geographic region from 2019 to 2020:

	Year Ended December 31, 2020		Year Ended December 31, 2019
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	11,466	53.2%	11,265	45.8%
Asia Pacific	4,521	21.0	6,302	25.6
Americas	5,580	25.9	7,035	28.6
Total	21,567	100.0%	24,602	100.0%

We generated more than 53% of our revenues in the EMEA region for the year ended December 31, 2020 with an increasing relative proportion of our revenues as compared to the year ended December 31, 2019. This is not related to higher absolute portion of revenues in the EMEA region but related to lower absolute portions within the regions Asia Pacific and Americas. Relative and absolute portion of revenues in the Asia Pacific region decreased mainly due to lower printer sales, but also due to decreased sales from our Services segment. Revenue in the region Americas decreased year over year mainly due to lower revenues from the Services segment but also from Systems-related revenues. This was partially offset by higher revenues from the sale of 3D printers.

Gross Profit and Gross Profit Margin

Total gross profit for 2020 decreased, which was related to the Services segment, partially offset by the Systems segment. Total gross profit margin slightly improved due to the increase related to the Systems segment, while gross profit margin from the Services segment was flat. Overall, our gross profit margin increased from 29% in 2019 to 31% in 2020.

The table below sets forth gross profit and gross profit margin for our Systems and Services segments for the presented periods:

	Year Ended December 31, 2020		Year Ended December 31, 2019
	Amount	Gross margin as percentage of relevant segment revenues	Amount	Gross margin as percentage of relevant segment revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€ 4,441	35.4%	€ 4,284	31.8%	€ 157
Services	2,314	25.7	2,892	25.9	(578)
Total	€ 6,755	31.3%	€ 7,176	29.2%	€ (421)

Gross profit for our Systems segment increased to € 4.4 million in 2020 from € 4.3 million in 2019, while the gross profit margin improved, with a 3.6% increase to 35.4% in 2020 from 31.8% in 2019. This was due to higher gross profit and gross profit margin from System-related goods and services, including consumables, spare parts and maintenance, reflecting cost savings from the restructuring measures, which have been implemented at the end of 2019. In contrast to this, gross profit and gross profit margin from the sale of 3D printers slightly decreased in 2020, compared to last year. In the fourth quarter of 2019 we recorded a provision for restructuring charges related to the restructuring program at the German operation resulting in a negative impact of € 0.2 million. This provision has fully been used within the year 2020.

Gross profit for our Services segment in 2020 amounted to € 2.3 million, and therefore significantly decreased by € 0.6 million compared to 2019. Gross profit margin only slightly decreased from 25.9% in 2019 to 25.7% in 2020. This was mainly related to significantly lower gross profit as well as gross profit margin contribution from our American service center, as a result of lower utilization in line with the decrease in revenues. Gross profit as well as gross profit margin contribution from our German service center substantially improved year over year, due to cost saving measures implemented as a consequence of the COVID-19 situation. Gross profit and gross profit margin contribution from voxeljet China slightly improved.

Operating Expenses

As shown in the table below, total operating expenses slightly decreased to € 19.9 million in 2020 compared to € 20.1 million in 2019, but increased to 92.4% of revenues in 2020 compared to 81.6% in 2019. Selling expenses decreased from € 7.1 million in 2019 to € 5.8 million in 2020. This year over year decrease of € 1.3 million is mainly due to lower distribution expenses corresponding to the decrease in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered. Further, selling expenses from voxeljet UK significantly decreased as a result of the successful restructuring, which started in the third quarter of 2019. In addition, we incurred lower expenses for travelling, trade fairs and exhibitions related to the COVID-19 situation and the associated global restrictions. Also administrative expenses decreased. We recorded a decrease of € 0.5 million from € 6.9 million in 2019 to € 6.4 million in 2020. This was mainly due to significantly lower administrative expense from voxeljet UK as a result of the completed restructuring. In 2019, we faced two exceptional effects, which adversely impacted our administrative expenses. Firstly, we recorded restructuring charges at voxeljet UK and at voxeljet Germany amounting to € 0.3 million and € 0.1 million, respectively. Secondly, in 2019 we incurred higher advisor fees mainly related to the Audit Committee Investigation. The year 2020 was still impacted by unexpected advisor fees related to the Audit Committee Investigation. Operative expenses within the function R&D decreased by € 0.7 million from € 7.2 million in 2019 to € 6.5 million in 2020. This was mainly due to lower personnel expenses as a result of the restructuring. Administrative expenses mainly included personnel expenses as well as consulting fees also related to the Audit Committee Investigation. The majority of our selling expenses related to personnel expenses and distribution expenses including freight and commissions for sales agents.

	Year Ended December 31,
	2020		2019
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€ 5,816	27.0%	€ 7,118	28.9%	€ (1,302)
Administrative expenses	6,407	29.7	6,952	28.3	(545)
Research and development expenses	6,500	30.1	7,212	29.3	(712)
Other operating expenses	2,799	13.0	945	3.8	1,854
Other operating (income)	(1,603)	(7.4)	(2,143)	(8.7)	540
Total	€ 19,919	92.4%	€ 20,084	81.6%	€ (165)

Other operating income and expenses

Other operating expenses for the year ended December 31, 2020 were € 2.8 million compared to € 0.9 million in the prior year period. This is mainly due to higher losses from foreign currency translations. Foreign currency losses amounted to € 2.5 million for the year ended December 31, 2020, compared to € 0.9 million in the same period in 2019.

Other operating income was € 1.6 million for the year ended December 31, 2020 compared to € 2.1 million in the prior year period. The decrease was mainly due to lower gains from foreign currency transactions amounting to € 0.8 million in 2020 compared to € 1.7 million in 2019. This was partially offset by higher income from government grants with a year-over-year impact of € 0.3 million positive. In April 2020, our subsidiary voxeljet America received a government grant from the United States Small Business Administration (“SBA”) under the COVID-19 funding program amounting to € 0.3 million. The full amount was recognized in profit and loss, in the second quarter of 2020, as the related costs for which the grant is intended to compensate occurred in this period and we assume that we comply with the conditions of the funding. The assessment of SBA whether we are in compliance with the conditions, has not been performed yet.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and U.S. subsidiaries.

Operating Loss

Operating loss and operating loss as a percentage of total revenues in 2020 and 2019 were as follows:

	Year Ended December 31,
	2020		2019
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating loss	€ (13,164)	(61.0)%	€ (12,908)	(52.5)%	€ (256)

We had an operating loss of € 13.2 million in 2020, an increase of € 0.3 million compared to an operating loss of € 12.9 million in 2019. This was mainly due to a negative net impact of the year over year changes in other operating expenses and other operating income amounting to € 2.4 million. In addition, gross profit for 2020 decreased by € 0.4 million compared to last year. This was almost fully offset by significant cost savings within each of our functions. Year over year, selling expenses, research and development expenses and administrative expenses declined by € 1.3 million, € 0.7 million and € 0.5 million, respectively.

Financial Result

	Year Ended December 31,
	2020	2019 (i) (ii)

	(€ in thousands)
Interest expense	2,589	1,349
Interest income	(184)	(318)
Financial result	2,405	1,031

(i) Comparative figures for the year ended December 31, 2019, were revised related to the amendment of classification of short-term investments. For further information, see Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(ii) Comparative figures for the year ended December 31, 2019, were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

We had a financial result of € 2.4 million negative in 2020, a decrease of € 1.4 million compared to a financial result of € 1.0 million negative in 2019. This was mainly due to higher interest expense for long-term debt which amounted to € 1.6 million in 2020, compared to € 1.0 million in 2019. This was mainly related to the fixed interest related to the first portion of the second tranche (tranche B1) of the loan granted by the European Investment Bank under the Finance Contract amounting to € 5.0 million, which has been drawn down in June 2020. In addition, the impact from the revaluation of derivative financial instruments amounted to negative € 0.7 million for 2020, compared to negative € 0.1 million in 2019, which leads to a year over year change of € 0.6 million negative.

Reconciliation of Net Loss to EBITDA

	2020	2019 (i) (ii)

	(€ in thousands)
Net loss	€ (15,481)	€ (13,978)
Income taxes	(88)	39
Financial result	2,405	1,031
Depreciation and Amortization	3,442	4,211
EBITDA	€ (9,722)	€ (8,697)

(i) Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(ii) Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

B.          LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2020, we had cash and cash equivalents of € 5.3 million and held investments in two bond funds of € 3.0 million, thereof € 2.0 million restricted.

In fiscal year 2019, we breached our Total Net Financial Debt to EBITDA ratio financial covenant and were in non-compliance with the letters of credit limit under the Finance Contract with the EIB and remained in default as at December 31, 2019. Consequently, the EIB could have called the loan due, however after discussions which started in July 2019, in March 2020, we received a waiver for the covenant breaches in 2019 and also a period of grace, ending 31 March 2021, within which we could rectify the breach and during which the EIB could not demand immediate repayment. In return, we registered a first rank land charge amounting to € 10.0 million on our land and facility located in Friedberg (Germany) Paul-Lenz-Straße, 1a as collateral in favor of the EIB in March 2020. In June 2020, we announced that the EIB and voxeljet AG further expanded our partnership. The EIB disbursed € 5.0 million of the second tranche (tranche B1) of the loan in June 2020 with a bullet repayment after five years. In addition, we amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with the Minimum Cash Covenant. As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, we were in compliance with the Minimum Cash Covenant. However, in March 2021, we discovered that our calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, we were not in compliance with the Minimum Cash Covenant as of December 31, 2020. Also in March 2021, we received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant.

In January 2021, the Company has successfully completed its registered direct offering and sale of 621,170 ordinary shares in the form of ADS at a purchase price of € 13.33 per share (this equals $16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021). This provided voxeljet with gross proceeds of the offering amount to approximately $10 million (€ 8.3 million) before deducting fees and expenses. In February 2021, voxeljet completed another registered direct offering and sale of 443,414 ordinary shares in the form of ADS at a purchase price of € 22.27 per ordinary share (this equals $26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021). This provided the Company with gross proceeds of approximately $12 million (€ 9.9 million) before deducting fees and expenses. Those capital increases improved our liquidity as well as equity ratio significantly. In spite of this success, management is taking further steps to raise further funds which may include debt or equity financing, not without mentioning, that there can be no assurance that we will be able to raise further funds on terms favorable to us, if at all.

Due to the disbursement of the € 5.0 million of the second tranche of the loan granted by the EIB as well as the successful capital raises in January and February 2021, we believe that our cash resources are sufficient to support our business plan for at least the next 24 months and beyond, based on the assumption that our business plan is executed appropriately and sales track as expected. The global spread of COVID-19 increases the uncertainties and risks for the Company. Nevertheless, our current forecasts, which already consider adverse impacts from the COVID-19 pandemic and the related downturn of the global economy, supports the assumption of our ability to meet our financial obligations for the next 24 months and further. Our consolidated financial statements as of and for the year ended December 31, 2020 have been prepared on the basis that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

In 2016, we concluded new loan agreements with Kreissparkasse Augsburg, Germany, to finance the construction of new office and production facilities in Friedberg: (i) in February 2016, the Company entered into a € 2.0 million loan agreement due May 31, 2038. Interest is payable at a fixed rate of 2.47%; (ii) in February 2016, the Company entered into a € 1.0 million loan agreement due April 30, 2038. Interest is payable at a fixed rate of 2.72%; (iii) in February 2016, the Company entered into a € 1.0 million loan agreement due April 30, 2040. Interest is payable at a variable rate of 1.75%; (iv) In December 2016, the Company entered into a € 0.5 million loan agreement due July 30, 2038. Interest is payable at a fixed rate of 2.42%; and (v) in December 2016, the Company entered into a € 0.5 million loan agreement due September 30, 2037. Interest is payable at a fixed rate of 2.73%. Among other terms, the loan agreements contain (i) certain covenants, including that we deposit € 2.0 million with Kreissparkasse Augsburg until we have reached certain ratios (financial covenants) with respect to our ability to service the debt by the end of fiscal year 2019, and (ii) change of control provisions concerning the ownership of the Company by our executive officers, Dr. Ingo Ederer and Rudolf Franz. By the end of the fiscal year 2019, we failed to meet these financial covenants. Therefore, we were obliged to pledge € 2.0 million for the benefit of the lender. In addition, the land owned by us upon which the facilities have been built as well as three 3D printers serve as collateral under the loan agreements.

As of December 31, 2020 we had available lines of credit with two German banks totaling € 0.2 million. Interest rates across the credit lines varied from 5.15% to 6.80% as of December 31, 2020.

Cash Flow

Our primary sources of cash in 2020 were revenues, the disbursement of tranche B1 of the second tranche related to the loan granted by the EIB, proceeds from sale of financial assets and cash reserves. Our primary uses of cash have traditionally been to finance our operations and to support the anticipated growth of our business.

The table below sets forth cash flows from operating, investing and financing activities for 2019 and 2020:

	2020	2019 (i) (ii)

	(€ in thousands)
Cash provided by (used in) operating activities	€ (6,598)	€ (6,592)
Cash provided by (used in) investing activities	3,921	4,641
Cash provided by (used in) financing activities	3,467	(1,157)
Increase (decrease) in cash and cash equivalents	€ 790	€ (3,108)

(i) Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(ii) Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

Our cash and cash equivalents increased from € 4.4 million at December 31, 2019 to € 5.3 million at December 31, 2020.

Operating Activities

Net cash used in operating activities was € 6.6 million for the year ended December 31, 2020 compared to cash used in operating activities of € 6.6 million for the year ended December 31, 2019, and therefore almost unchanged.

Investing Activities

Investing activities generally consist primarily of capital expenditures to support our growth and proceeds from the sale of certain short-term financial assets. In 2020, we adopted austerity measures in response to the global economic impact of COVID-19, and therefore only approved capital expenditures, which were essential. This included further upgrades of our ERP-System. In addition, we have sold short-term financial assets in 2020 amounting to € 4.0 million net compared to € 5.6 million net in 2019 to fund our operation.

In 2019, we spent the majority of our capital expenditure for the final payment related to the new office building and production facility located in Friedberg, Germany, which were completed in October 2017, as well as further upgrades of our ERP-System.

Financing Activities

In 2020, financing cash flows consisted primarily of € 5.0 million received from the disbursement of tranche B1 of the second tranche related to the loan, granted by the EIB. This was partially offset by cash outflows from the repayment of long-term debt amounting to € 0.9 million, lease liabilities € 0.4 million and interest payments of € 0.3 million.

In 2019, financing cash flows consisted primarily of repayment of long-term debt amounting to € 1.0 million, partially offset by proceeds from issuance of long-term debt amounting to € 0.5 million.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development is a key part of our strategy to develop new material sets and enhancements to our 3D printers. Our research and development expenses totaled € 6.5 million, € 7.2 million, and € 6.3 million for the years ended December 31, 2020, 2019, and 2018, respectively. For further information on our policies and practices regarding research and development, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. The target for the next years is to become cash neutral, and in addition to identify further funding sources.

E.          OFF BALANCE SHEET ARRANGEMENTS

We are not a party to any off balance sheet arrangements.

F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

Future contractual payments as of December 31, 2020 consisted of long-term debt, operating leases and finance leases, which are discussed in greater detail below.

	December 31, 2020
	(€ in thousands)
	Total	Less than a year	1-3 years	3-5 years	More than 5 years
Bank overdrafts, lines of credit and long-term debt	31,280	25,531	915	625	4,209
Lease liability	3,715	412	1,627	637	1,039
Total	34,995	25,943	2,542	1,262	5,248

G.          SAFE HARBOR

See “Special Note Regarding Forward Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s annual general shareholders’ meeting) and their principal occupations outside of our Company as of March 1, 2021:

Name	Age	Term Expires	Principal occupation
Peter G. Nietzer (Chairman)	60	2023	Managing director of an asset management firm
Dr. Stefan Söhn (Vice Chairman)	66	2023	Consultant and lawyer
Volker Neuber (Member)	53	2023	Vice president at an industrial firm

Mr. Eberhard Weiblen informed the Company on May 11, 2020 that he will resign from his office as member of the Supervisory Board of the Company for professional reasons with effect from the end of the General Meeting that resolves on his discharge for the financial year 2019.

The business address of the members of our Supervisory Board is the same as our business address: voxeljet AG, Paul-Lenz-Straße 1a, 86316 Friedberg, Germany. Our Supervisory Board has determined that all members of our Supervisory Board are independent under German law and the NASDAQ Listing Rules.

The following is a brief summary of the business experience of the members of our Supervisory Board:

Peter Nietzer, born in 1960 in Heilbronn, Germany, has been the chairman of our Supervisory Board since July 2, 2013. Mr. Nietzer has served as owner and managing director of KITES Industriebeteiligungen GmbH, a private investment holding company, and of M59 Advisory Services, since January 2013 and as Partner and Chief Financial Officer of GermanCapital GmbH, a private equity company he co-founded and that specializes in mid-market buy-outs, from July 2005 to July 2013. Mr. Nietzer also served as a Non-Executive Director of Cognis Credit Opportunities Fund Ltd., Cognis Credit Opportunities Master Fund Ltd. and Cognis Credit Opportunities Manager (Cayman) Ltd. from September 2013 to December 31, 2016. Since April 2000, Mr. Nietzer has been an executive board member and Managing Partner of Felicitas GmbH (which was previously known as GI Ventures AG), a fund management company he helped found. Further, since November 2020, Mr. Nietzer has been Managing Director of Robotics Ventures GmbH, Munich, a private investment holding company with focus on robotics, AI and automation, which he co-founded. Mr. Nietzer holds an M.B.A. from Friedrich-Alexander University Erlangen-Nürnberg, Germany. We believe that Mr. Nietzer’s over 20 years of experience in private equity and venture capital and his previous roles as a Supervisory Board member provide him with valuable insight into our business, particularly in the areas of financing and acquisition opportunities, while his focus on technology companies gives him insight into our operations and industry. In addition, Mr. Nietzer’s work as a chief financial officer provides the Supervisory Board with expertise in financial matters.

Dr. Stefan Söhn, born in 1954 in Düsseldorf, Germany, has been the vice chairman of our Supervisory Board since July 2, 2013. Since January 2010, Dr. Söhn has been serving as a Partner and Managing Director of MultiTrust Capital Partners GmbH (formerly MBL China Consulting GmbH). Dr. Söhn has also been Managing Director and owner of Söhn Industrial Consulting since April 2010. Since January 2021, he has additionally served as the Head of Asia-Pacific Desk at Vindelici Advisors AG. Previously, Mr. Söhn served as Head of China Desk of Sonntag & Partner Wirtschaftsprüfer, Steuerberater, Rechtsanwälte in Augsburg and Munich, Germany, from March 2011 to December 2014. Dr. Söhn also held executive positions at KUKA Systems GmbH, an equipment supplier to the automotive industry, from July 2000 to December 2009, serving as its Chief Financial Officer from July 2000 to December 2006 and as its Chief Executive Officer from January 2007 to December 2009. Dr. Söhn served as Chief Financial Officer of Andreas Schmid Logistik AG from April 2018 to December 2020. During his time at KUKA Systems GmbH, Dr. Söhn led the successful expansion of its business in Asia. Dr. Söhn holds a law degree from the University of Augsburg, Germany and a Master of Science in Management from the London Business School.

Volker Neuber, born in 1967 in Bad Kissingen, Germany, joined the supervisory board of voxeljet AG in July 2020. Mr. Neuber started his career in 1991 as a trainee with General Electric, where he held various positions from sales, marketing and Six Sigma Master Black Belt to the General Management of it’s German plastics division. From

2004 to 2010, he acted as Vice President for Husky Injection Molding Systems Ltd, where he was responsible for strategic corporate development of the markets in Europe, Africa and the Middle East. In 2010, Mr. Neuber took over the majority shares in Ettlinger Kunststoffmaschinen GmbH, a manufacturer of high-performance filters for plastics recycling. He sold Ettlinger to the U.S. company Dover (NYSE: DOV) in 2018. Since October 2020, Mr. Neuber has served as Vice President Business Development at MAAG Pump Systems AG, a company within Dover. Mr. Neuber has also served as the Managing Director and owner of Neuber Verwaltungs-GmbH since September 2010. Particularly thanks to his wealth of experience in the plastics industry and his many years of dedication to corporate management, Volker Neuber is a valuable addition to the Supervisory Board of voxeljet AG. Mr. Neuber completed his studies in business administration and business informatics at the state technical college in Würzburg, Germany.

Management Board

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of March 1, 2021:

Name	Age	Term Ends	Position
Dr. Ingo Ederer	53	June 30, 2024	Chief Executive Officer
Rudolf Franz	53	June 30, 2024	Chief Financial Officer, Chief Operating Officer

The business address of the members of our Management Board is the same as our business address: voxeljet AG, Paul-Lenz-Straße 1a, 86316 Friedberg, Germany.

The following is a brief summary of the business experience of the members of our Management Board:

Dr. Ingo Ederer, born in 1967 in Weilheim, Germany, is one of our founders and is the key inventor of our technology. He has served as our Chief Executive Officer since 2013. Dr. Ederer co-founded our Company as Generis GmbH in 1999 and served as our Managing Director from our incorporation in 1999 to 2013, building up the Company from the start-up phase to become a leading provider of 3D printers for industrial and commercial customers. After graduating with a degree in mechanical engineering from the Technical University of Munich in 1993, Dr. Ederer started his career as researcher at the department of precision engineering at the Technical University of Munich where he received his Ph.D. in 2000 with a thesis on piezo-based micro-jetting devices. He contributes more than 20 years of experience in the 3D printing equipment market and is a holder of more than 50 patents in the field of 3D printing. His Alma Mater – the Technical University of Munich - awarded him in 2013 with the honorary title “Entrepreneur of Excellence”.

Rudolf Franz, born in 1967 in Friedberg, Germany, has been one of our shareholders through his family fund Franz Industriebeteiligungen AG since the fourth quarter of 2003. Rudolf Franz joined the team of founders in early 2002. Since then Rudolf has helped to grow voxeljet AG from a small engineering business with 10 employees to a global business more than 250 employees in 2021. In his role as COO he is focusing on marketing and sales, finance and controlling, risk management, compliance, legal, HR, business development and investor relations. Since the IPO on NYSE in 2013 and the move to NASDAQ in 2020, he has been serving as the CFO of our company. Before that he has worked at 3i Group plc. where he was in charge for technology investments in the German-speaking business area of 3i. He left 3i Group plc. in early 2002 to become part of the voxeljet Team. Mr. Franz started as investment manager at Technologieholding VC GmbH in early 1995 and became equity partner in late 1997. Together with the other partners he sold his shares in Technologieholding to 3i Group plc and became part of the 3i team. Mr. Franz has been a member of the supervisory board of FORUM Media Group GmbH since 2015. Mr. Franz studied political economics and industrial engineering at the University of Augsburg and the University of Munich and earned a master’s degree from the University of Applied Science Munich in 1991.

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

In 2021, the two members of our Management Board are collectively entitled to receive total compensation of up to € 1.3 million, which includes base salary, bonus payments, employee stock options and other compensation as a result of other benefits as described above. In 2020, the two members of our Management Board collectively received total compensation of € 1.1 million, which included base salary, stock options and other compensation.

Compensation of Supervisory Board Members in Fiscal Year 2020

In our annual general meeting on May 31, 2016 the following remuneration system was resolved:

●	Ordinary members of the Supervisory Board receive a fixed remuneration in the amount of € 40,000 per annum. The chairman and vice chairman of the Supervisory Board shall receive a higher fixed remuneration in the amount of € 80,000 per annum and € 60,000 per annum, respectively.

●	We do not pay fees for attendance at Supervisory Board meetings.

●	The members of the Supervisory Board are entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).

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

The following description, as far as it relates to our articles of association, is based on the articles of association, as last amended, effective with the registration in the commercial register on February 12, 2021.

Supervisory Board

Our Supervisory Board currently consists of three members, which is the minimum number of members allowed under German law. As we grow, our Supervisory Board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz) or the German Codetermination Act (Mitbestimmungsgesetz).

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

Our Supervisory Board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. On May 29, 2019, Peter

Nietzer, Dr. Stefan Söhn and Eberhard Weiblen were elected as members of our Supervisory Board by the general shareholders' meeting for a term that ends with the shareholders’ meeting which resolves on the discharge of the Supervisory Board for fiscal year 2023. The members of our Supervisory Board have elected Peter Nietzer as chairperson and Dr. Stefan Söhn as vice chairperson, each for the term of their respective membership on our Supervisory Board. Eberhard Weiblen resigned from his office as member of the Supervisory Board of the Company for professional reasons with effect from the end of the General Meeting on June 30, 2020. Following the recommendation of the Compensation and Nomination Committee, the shareholders at general shareholders' meeting on June 30, 2020 elected Volker Neuber as member of the Supervisory Board from the end of the Annual General Meeting in 2020 for a term that ends with the shareholders’ meeting which resolves on the discharge of the Supervisory Board for fiscal year 2023.

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

Our Supervisory Board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that the following matters, among others, require its prior consent:

●	any material changes to our business strategy;

●	the purchase or sale of real estate or legal entities or the purchase, sale, creation, extension, reduction or termination of business activities, including tangible or intangible assets, if the relevant price or value, in each case, exceeds € 50,000;

●	the purchase, sale or creation of joint ventures;

●	the termination of, or amendment to, consulting, advisory or other service agreements, if our costs or obligations associated with such agreement exceed € 50,000 per year or € 250,000 in the aggregate;

●	the termination of, or amendment to, operating leases, land leases or rental agreements in relation to real estate, buildings or similar objects, if our obligations associated with such agreement exceed € 50,000 per year or € 250,000 in the aggregate;

●	expenditures or capital investments exceeding € 50,000 in each case;

●	any hiring, dismissal or modification of an employment agreement of any executive manager, provided that their aggregate cash remuneration (including cash bonuses) exceeds € 75,000;

●	any material change or amendment to our code of conduct; and

●	the approval of our budget.

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

Compensation and Nomination Committee

Pursuant to Article 9 of the rules of procedure of our Supervisory Board, the Compensation and Nomination Committee prepares hiring and personnel decisions for approval by the Supervisory Board and performs the following functions:

●	preparation of the resolutions of the Supervisory Board regarding the conclusion, alteration and termination of service contracts of members of the Management Board within the framework of the compensation system adopted by the Supervisory Board;

●	preparation of the resolutions of the Supervisory Board to file an application to the court to reduce the compensation paid to the Management Board members under Section 87 (2) AktG;

●	preparation of the resolutions of the Supervisory Board regarding the framework of the compensation scheme of the Management Board, including its essential contractual elements, and providing the Supervisory Board with information necessary for it to review this compensation scheme on a regular basis;

●	representation of the Company vis-à-vis former members of the Management Board under Section 112 AktG;

●	granting consent for secondary occupations and for other activities of Management Board members under Section 88 AktG;

●	approval of agreements with Supervisory Board members under Section 114 AktG; and

●	proposing suitable candidates as Supervisory Board members to the general shareholders’ meeting in case of elections of Supervisory Board members.

The Compensation and Nomination Committee monitors the Management Board’s adherence to the rules of procedure of the Management Board. The rules of procedure of the Management Board contain, among other things, obligations for the Management Board to provide certain information to the Compensation and Nomination Committee.

All current members of the Supervisory Board are members of the Compensation and Nomination Committee. Our Supervisory Board has determined that each member of the Compensation and Nomination Committee satisfies the independence requirements of the NASDAQ Listing Rules.

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

The Audit Committee’s duties and responsibilities to carry out its purposes include, among others:

●	the review of our accounting processes;

●	the review of the effectiveness of our internal systems of control, risk management and compliance;

●	the review and the handling of matters and processes related to auditor independence;

●	the commissioning of the auditors to conduct the audit, agreeing on additional services to be provided by the auditors under the auditor’s assignment, the establishment of the scope and the main review points of the audit and agreeing upon a fee with the auditors;

●	the preparation of the Supervisory Board’s resolution on our financial statements; and

●	the establishment of procedures for (i) the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

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

Members of our Management Board conduct the daily business of our Company in accordance with applicable laws, our articles of association and the rules of procedure for the Management Board. The Management Board is in general responsible for the management of our Company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the Management Board has the responsibility for:

●	the preparation of our annual financial statements;

●	the making of a proposal to our shareholders’ meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the Supervisory Board); and

●	regular reporting to the Supervisory Board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

●	the implementation and oversight of internal controls, risk management and compliance program

The Supervisory Board appoints the members of the Management Board for a maximum term of five years. Reappointment or extension of the term for up to five years is permissible. For date of expiration of the current term of office for our Management Board members, and the period during which they have served in office, see “Item 6. Directors, Senior Management and Employees—B. Directors and senior management.” The Supervisory Board may revoke the appointment of a Management Board member prior to the expiration of his or her term for good cause only, such as for gross breach of fiduciary duties or if the shareholders’ meeting passes a vote of no-confidence with respect to such member, unless the Supervisory Board deems the no-confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the Management Board members and, in general, for representing us in disputes with the Management Board, both in and out of court. The Supervisory Board may assign these duties to a committee of the Supervisory Board, except in certain cases where the approval of the entire Supervisory Board is required, such as the approval of the compensation of members of our Management Board and the reduction of the compensation of members of our Management Board upon a deterioration of our situation, which includes, among other things, a bankruptcy or the layoff of a significant number of employees.

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

Service Agreements

Dr. Ingo Ederer and Rudolf Franz

By resolution of its Supervisory Board dated November 12, 2020, the current members of the voxeljet AG Management Board, Dr. Ingo Ederer and Rudolf Franz, were reappointed as members of the Management Board for a new three year term from July 1, 2021 until June 30, 2024. Dr. Ingo Ederer and Rudolf Franz have each accepted such new appointment.

Following the reappointment of Dr. Ingo Ederer and Rudolf Franz as members of the management board, each of Dr. Ingo Ederer and Rudolf Franz entered into a new three year service agreement effective as of July 1, 2021. The current service agreements will expire at the end of their current term of office on June 30, 2021.

The main terms of the service agreements are summarized below. The terms of the service agreements of Dr. Ingo Ederer and Rudolf Franz are identical with only a few deviating provisions regarding the company car and social security payments.

Each service agreement can be terminated prior to June 30, 2024 only, (i) by the member of the management board exercising a special termination right (Sonderkündigungsrecht) in case of a change of control of voxeljet (as defined in the service agreement), if and to the extent such change of control leads to a material change of the position of the member of the management board, if (ii) the member of the management board is terminated by the Company for cause or if (iii) the member of the management board terminates the service agreement for cause.

If a member of the management board terminates the service agreement exercising the special termination right (Sonderkündigungsrecht) in case of a change of control, the member of the management board is entitled to a compensation payment. Such compensation payment consists of the sum of 50% of the total remuneration payable to the member of the management board over the outstanding full term of the service agreement (fixed plus variable remuneration assuming the full achievement of all bonus targets) and a lump sum payment amounting to two annual fixed salaries. The compensation payment is capped at the amount of € 1,425,000.

Under German law, a contract can be terminated for cause only in exceptional circumstances (i.e., if the continuation of the contractual relationship is unacceptable for the terminating party). Termination for cause generally requires that a party repeatedly and severely breaches its contractual duties. To the extent the employment terminates during a fiscal year, the member of the management board is entitled to a pro rata portion of the bonus that reflects the percentage of the year that the member of the management board worked for the Company.

Furthermore, each service agreement contains a covenant pursuant to which each member of the management board has agreed not to compete with the Company for a period of two years after the termination of the service agreement. Under German law, a non-compete covenant is only valid if the employee is compensated during the term of the non-compete obligation. As compensation for the non-compete covenant, each member of the management board will receive 100% of his fixed salary (but in no event less than 50% of the total compensation received in the preceding year) for the entire two year term of the non-compete covenant. If the service agreement of a member of the management board is terminated for cause, the Company is not obligated to pay the compensation for the non-compete covenant, so long as the Company provides the member of the management board with a written statement disclaiming the Company’s obligation to pay this compensation within one month after the termination.

The new service agreements provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) with a target of up to 30% of the yearly base salary, as well as a long-term performance award for a three-business-year period (long-term bonus) with a target of up to 100% of the yearly base salary. The performance targets of the annual and long-term bonuses are a mixture of certain financial and non-financial targets, such as revenue, profitability and liquidity targets as well as personal goals. In addition to the fixed and variable remuneration components, each member of the management board is entitled to additional benefits (including company car arrangements, mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses. In addition, the supervisory board can grant stock options to the members of the management board on the basis of a stock option plan.

German Corporate Governance Code

The German Corporate Governance Code (Deutscher Corporate Governance Kodex) was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002. The applicable version for fiscal year 2020 is the German Corporate Governance Code as amended on December 16, 2019 and published in the German Federal Gazette (Bundesanzeiger) on March 20, 2020. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and general shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

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

The Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 31, 2013, we issued and published our first annual compliance declaration and on December 15, 2014 we published our second annual compliance declaration. Our third and fourth annual compliance declaration was published on December 16, 2015 and December 14, 2016, respectively. Our fifth and sixths annual compliance declaration was published on December 12, 2017 and December 14, 2018. Our seventh and eighth annual compliance declaration was published on December 10, 2019 and December 18, 2020. You can find our annual compliance declarations on our website at investor.voxeljet.com. This website address is included in this annual report as an inactive textual reference only. The information and other content appearing on our website are not part of this annual report.

According to their respective rules of procedure, our Management Board and the Supervisory Board are obliged to comply with the Corporate Governance Code except for such provisions which they have explicitly listed in their annual declaration and for which they have stated that they do not comply with.

In particular, we adhere to the following significant recommendations of the Corporate Governance Code: (i) the Supervisory Board shall form a Nomination Committee (Nominierungsausschuss), composed exclusively of shareholder representatives, which names suitable candidates to the Supervisory Board for its proposals to the general shareholders’ meeting; (ii) the Management Board shall institute an appropriate compliance management system reflecting the enterprise’s risk situation, and disclose the main features of this system; and (iii) between Supervisory Board meetings, the chairman of the Supervisory Board shall be in regular contact with the Management Board in order to discuss issues of strategy, business development, the risk situation, risk management and compliance of the enterprise.

However, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations, the current declaration was published on December 18, 2020.

D.          EMPLOYEES

The majority of our current employees are located in Germany, paid in Euros and subject to German labor law. A few of our employees are members of a labor union; however, voxeljet AG is not bound by any collective bargaining agreement. On June 23, 2016, our employees voted for the first workers’ council of voxeljet AG. According to the German Betriebsverfassungsgesetz (BetrVG), § 9, the workers’ council has seven members. In its inaugural meeting on July 7, 2016, the workers’ council has officially started its work for the employees of the voxeljet AG.

The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,

	2020	2019	2018
Management board (Vorstand)	2	2	2
Managing director	3	4	4
Research and development	47	48	51
Systems	70	89	95
Services	42	48	56
Sales and marketing	38	45	53
Administration	49	61	66
Total	251	297	327

E.          SHARE OWNERSHIP

Supervisory Board

As of March 1, 2021, Supervisory Board member Volker Neuber holds 77,821 of our ADSs, which represented approximately 1.3% of the Company’s outstanding ADSs, based on 5,900,584 ADSs outstanding as of March 1, 2021. As of March 1, 2021, none of the other members of the Supervisory Board held any of our ordinary shares or ADSs.

Management Board

Our CEO and founder, Dr. Ingo Ederer, holds 578,695 of our ordinary shares, which represented 9.7% of our ordinary shares as of March 1, 2021. In addition, he holds 23,346 ADSs which have not been converted to ordinary shares. As of March 1, 2021, Dr. Ederer also beneficially owns 69,750 ordinary shares underlying equity settled stock options that vest on April 7, 2021 (the “CEO Options”). The exercise price of the CEO Options is $13.90 and the CEO Options have an expiration date of April 7, 2027. The aggregate number of ADSs beneficially owned by Dr. Ingo Ederer represents approximately 11.3% of the Company’s outstanding ADSs, based on 5,970,334 ADSs outstanding as of March 1, 2021, including the shares underlying the CEO Options.

Our CFO and COO, Rudolf Franz, holds 259,415 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 4.3% of our ordinary shares as of March 1, 2021. In addition, Franz Industriebeteiligungen AG holds 23,346 ADSs which have not been converted to ordinary shares. As of March 1, 2021, Mr. Franz also beneficially owns 69,750 ordinary shares underlying equity settled stock options that vest on April 7, 2021 (the “CFO Options”). The exercise price of the CFO Options is $13.90 and the CFO Options have an expiration date of April 7, 2027. The aggregate number of ADSs beneficially owned by Mr. Franz represents approximately 5.9% of the Company’s outstanding ADSs, based on 5,970,334 ADSs outstanding as of March 1, 2021, including shares underlying the CFO Options.

On April 7, 2017 and on April 12, 2018, each member of the Management Board was granted with 69,750 and 23,250 shares of equity settled stock options, respectively. No shares of equity settled stock options were granted to the members of the Management Board in 2020.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information, as of March 1, 2021, regarding the beneficial ownership of our ordinary shares.

5% Shareholders and Members of our
Supervisory and Management Boards	Number		Percent
Dr. Ingo Ederer	671,791	(1)	11.3%	(1)
AWM Investment Company, Inc. (2)	561,978		9.5%
Rudolf Franz(3)	352,511	(1)	5.9%	(1)
Peter Nietzer	--		--
Dr. Stefan Söhn	--		--
Volker Neuber(4)	77,821		1.3%
All Members of our Supervisory and Management Boards as a Group (5 persons):	1,102,123	(5)	18.7%	(6)

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 1, 2021, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul-Lenz Straße 1a, 86316 Friedberg, Germany. As of March 1, 2021, Startkapital-Fonds Augsburg GmbH and Franz Industriebeteiligungen AG no longer beneficially own more than 5% of ordinary shares.

Except as otherwise indicated, percentages of ownership are based on 5,900,484 ordinary shares outstanding as of March 1, 2021. Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(1)	This number includes the 23,346 ADSs acquired by each of Dr. Ingo Ederer and Franz Industriebeteiligungen AG through the October 2018 offering which have not been converted to ordinary shares. The 23,346 ADSs are reported in this table on an as converted basis into 23,346 ordinary shares using the one-to-one conversion ratio. This number also includes 69,750 ordinary shares, that may be acquired by each of Dr. Ingo Ederer and Rudolf Franz, underlying the CEO Options and CFO Options, respectively, that vest on April 7, 2021. The percentage of ownership by Dr. Ingo Ederer and Rudolf Franz are based on 5,970,334 shares outstanding as of March 1, 2021, including shares underlying the CEO Options and CFO Options, as applicable.

(2)	Based on the Schedule 13G/A filed by AWM Investment Company, Inc. filed on February 11, 2021. The share ownership that was reported in ADSs has been reported on an as converted basis to the underlying ordinary shares using the one-to-one conversion ratio, converting the reported 561,978 ADSs to 561,978 ordinary shares.

(3)	Consists of ordinary shares and ADSs held by Franz Industriebeteiligungen AG and the CFO Options. Franz Industriebeteiligungen AG is owned by Rudof Franz (40%), his wife Bärbel Franz (40%), his son Simon Franz (10%) and his daughter Lisa Franz (10%). Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of the shares held by it. The address for Franz Industriebeteiligungen AG is Am Silbermannpark 1b, 86161 Augsburg, Germany.

(4)	Consists entirely of ADSs held by Neuber Verwaltungs-GmbH, which is fully owned by Volker Neuber. Volker Neuber is the Managing Director of Neuber Verwaltungs-GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Neuber Verwaltungs-GmbH is Zobelstr. 17, 86153 Augsburg, Germany.

(5)	This number includes the 23,346 ADSs acquired by each of Dr. Ingo Ederer and Franz Industriebeteiligungen AG through the October 2018 offering which have not been converted to ordinary shares. The 23,346 ADSs are reported in this table on an as converted basis into 23,346 ordinary shares using the one-to-one conversion ratio. This number also includes the aggregate of 139,500 ordinary shares underlying the CEO Options and CFO Options, that may be acquired by Dr. Ingo Ederer and Rudolf Franz, that vest on April 7, 2021.

(6)	The percentage of ownership by all members of our Supervisory and Management Boards as a group is based on 5,900,484 ordinary shares outstanding as of March 1, 2021.

As of March 1, 2021, there were twelve holders of record entered in our German share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. Effective, August 14, 2020, we changed the ratio of our ADSs to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). As of March 1, 2021, Citibank, N.A. held 4,730,844 ordinary shares representing 80.2% of the Company’s issued share capital held at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record entered in our share register is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our Company.

None of our shareholders will have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B.          RELATED PARTY TRANSACTIONS

Since January 1, 2018, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our Supervisory Board and Management Board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in “Item 6. Directors, Senior Management and Employees,” and the transactions we describe below.

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 3, kEUR 2, and kEUR 2 in 2020, 2019 and 2018, respectively. The rental of office space is ongoing and will continue in 2021. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amounted to kEUR 2 in 2018. At the beginning of 2019, voxeljet acquired those paintings at a price of kEUR 2 and consequently the rental agreement pertaining to the paintings was terminated.

Further, voxeljet acquired goods amounting to kEUR 0, kEUR 0, and kEUR 7 in 2020, 2019 and 2018, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet received logistics services amounting to kEUR 25, kEUR 56 and kEUR 74 in 2020, 2019 and 2018, respectively from ‘Andreas Schmid Logistik’, where our Supervisory Board member Dr. Stefan Söhn served as Chief Financial Officer until December 2020.

Moreover, voxeljet received orders amounting to kEUR 25, kEUR 164 and kEUR 175 in 2020, 2019 and 2018, respectively from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which is our minority shareholder for voxeljet China.

Further, voxeljet received orders amounting to kEUR 0, kEUR 13 and kEUR 0 in 2020, 2019 and 2018, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company of which we own 33.3%.

In addition, voxeljet employs Michele Neuber as an intern. Michele Neuber is the son of Volker Neuber, who has been a member of our Supervisory Board since July 2020. He received a salary of kEUR 2 and kEUR 2 in 2020 and 2019, respectively.

voxeljet employed Simon Franz, who is the son of voxeljet’s Chief Financial Officer Rudolf Franz, as an intern until July 31, 2019. He received a salary of kEUR 9 and kEUR 12 in 2019 and 2018, respectively.

All related party transactions, voxeljet entered into, were made on an arm’s length basis.

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

B.          SIGNIFICANT CHANGES

Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2020.

ITEM 9. THE OFFER AND LISTING

A.          OFFER AND LISTING DETAILS

As previously disclosed, effective August 14, 2020 we changed the ratio of our ADSs to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). Further, effective August 28, 2020, after market close we voluntarily transfered the listing of our ADSs from the NYSE to the NASDAQ. Our ADSs began trading as a NASDAQ-listed security at market open on August 31, 2020, and have continued to be listed under the ticker symbol “VJET.”

B.          PLAN OF DISTRIBUTION

Not applicable.

C.          MARKETS

Our ADSs are listed on the NASDAQ under the symbol “VJET.”

D.          SELLING SHAREHOLDER

Not applicable.

E.          DILUTION

Not applicable.

F.          EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.          SHARE CAPITAL

Not applicable.

B.          MEMORANDUM AND ARTICLES OF ASSOCIATION

See the descriptions included in our registration statement on Form F-1 (Registration No. 333-191213) under the headings “Description of Share Capital” and “Description of American Depositary Shares,” which are incorporated herein by reference.

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

D.          EXCHANGE CONTROLS

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds € 12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident corporation or individual, if such claims or liabilities exceed € 5 million (or the equivalent in a foreign currency) in the aggregate at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in Euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

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

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

●	the beneficial owner of the ADSs (and the dividends paid with respect thereto);

●	a citizen or an individual resident of the United States, a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax without regard to its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes;

●	not also a resident of Germany for German tax purposes; and

●	not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

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

This discussion is based on German tax laws, including, but not limited to interpretation circulars issued by German tax authorities, which are not binding on the courts, and the Treaty. It is based upon tax laws in effect at the time of preparation of this annual report (March 2021). These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

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

German Taxation of ADSs

General

As of the date hereof, no published German tax court cases exist as to the German tax treatment of American Depositary Receipts (“ADRs”) or ADSs, but based on the interpretation circular regarding the taxation of ADRs issued by the German Federal Ministry of Finance (BMF-Schreiben) (dated May 24, 2013, reference number IV C 1-S2204/12/10003) (the “ADR Tax Circular”), for German tax purposes, although it is not free from doubt, the ADSs should represent a beneficial ownership interest in the underlying shares and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to U.S. treaty beneficiaries of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of whom the ordinary shares are stored at a domestic depository for the ADS holders), and U.S. treaty beneficiaries would be treated as holding an interest in the Company’s ordinary shares for German tax purposes. However, investors should note that interpretation circulars published by the German tax administration (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German tax court would follow the ADR Tax Circular in determining the German tax treatment of ADRs or ADSs. For the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

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

In case the shares are held as private assets, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). The shareholder is taxed on its gross personal investment income, less the saver’s tax-free allowance of € 801 for an individual or € 1,602 for a married couple filing taxes jointly. The deduction of income related expenses actually incurred is generally not possible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual’s tax bracket if this would result in a lower tax burden. In this case, the shareholder will be taxed on gross personal investment income, less the saver’s tax-free allowance of € 801 (€ 1,602 for married couples filing jointly), without deduction of income-related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the shareholder.

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

Pursuant to the Treaty, the German withholding tax generally may not exceed 15% of the gross dividends received by U.S. treaty beneficiaries. In case of any U.S. treaty beneficiary qualifying as a not tax transparent corporation and directly holding at least 10% or more of the Company’s voting shares, the German withholding tax is capped at 5% of the gross dividends. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

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

However, an interpretation circular issued by the German Federal Ministry of Finance (BMF-Schreiben) (dated January 18, 2016, reference number IV C 1-S2252/08/10004:017) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such interpretation circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. treaty beneficiary should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty (as described in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as discussed above in Section “—German Taxation”). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate. However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz) which is currently subject to envisaged amendments in the draft law of the Abzugsteuerentlastungsmodernisierungsgesetz (draft law passed by the German Federal Government on January 20, 2021, still subject to parliamentary procedure in the German parliament). Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the company would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other valid reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz).

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

The German tax law provisions on the issuance of withholding tax certificates and the refund process are currently envisaged to be amended in the draft law of the Abzugsteuerentlastungsmodernisierungsgesetz (draft law passed by the German Federal Government on January 20, 2021, still subject to parliamentary proceeding in the German parliament). The draft law is usually subject to further changes in the parliamentary procedure.

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

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

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

Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. Dezember 2000) (the “United States-Germany Inheritance and Gifts Tax Treaty”), a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States, within the meaning of the United States-Germany Inheritance and Gift Tax Treaty, and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed.

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

For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner of the ADSs or ordinary shares, other than a partnership or entity treaty as a partnership, that is not a U.S. holder.

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

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs will not be eligible for the dividends-received deduction generally available to corporate U.S. holders. The gross amount of any dividend paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. holder, in the case of ordinary shares, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

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

We believe that we were not a PFIC for our taxable year ending December 31, 2020. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2020 or for future taxable years.

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

Interest Rates

We assess our exposure to market risk for changes in interest rates as low, as our loans have entirely fixed interest rates, with one exception. An immediate 10% change in interest rates would not have a material effect on our financial condition or results of operations. For the first tranche of the loan received from the EIB amounting to € 10.0 million, there exists a cash-settled warrant at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down). Further, € 5.0 million under the second tranche (tranche B1) have been disbursed from the EIB in June 2020. This portion of the second tranche also includes a cash-settled warrant at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down of the first tranche).

Equity price risk

In addition, for the first tranche as well as the € 5.0 million portion of the second tranche of the loan received from the EIB, the cash-settled warrant is dependent on the Company’s share price. Changes in the Company’s share price will affect the value of an equity forward derivative instrument (increasing share prices as compared to the share price at disbursement date will lead to a negative fair value of the derivative, decreasing share prices will lead to a positive fair value of the derivative).

Foreign Exchange Rates

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The countries outside of the eurozone in which we sell our products and services have not historically been highly inflationary. Approximately 68%, 69% and 58% of our revenues were derived from sales outside of the eurozone region in 2020, 2019 and 2018, respectively. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in Euros based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Fees and Expenses

Citibank, N.A. serves as the depositary for our ADSs. Holders of our ADSs are required to pay the following fees to the depositary under the terms of our deposit agreement:

Service	Fees
(1) Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares described in (4) below)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.
(2) Cancellation of ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered.
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights or other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.
(6) ADS Services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.

Holders of our ADSs are responsible for paying certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the expenses and charges incurred by the depositary in the conversion of foreign currency;

●	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

●	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended on December 31, 2020.

ITEM 15 CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of December 31, 2020. Our Chief Executive Officer and Chief Financial Officer concluded that, as a result of material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2020. For purposes of Rule 13a-15(e), the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013) (the “COSO 2013 Framework”). Based on the assessment and those criteria, management concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to material weaknesses in our internal control over financial reporting described below.

Our Audit Committee did not exercise sufficient oversight responsibilities for management’s design, implementation and conduct of internal control over the five components of the COSO 2013 Framework.

We did not provide sufficient education on the COSO 2013 Framework and their financial reporting and related internal control responsibilities to the personnel involved in the financial reporting and internal control activities.

We did not have sufficient knowledge of IFRS, including understanding of new accounting standards, in order for the preparation of financial statements in accordance with IFRS and consideration of the impact of changes on our internal control over financial reporting.

Our process to evaluate the competence and expertise necessary to support the growth and complexity of the business, its financial reporting, and response to address shortcomings was not sufficiently implemented during 2019. As a result, we did not have a sufficient number of adequately trained personnel within the organization and appropriate oversight of outsourced service providers with assigned responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting. This also resulted in ineffective design and implementation, and operation of controls over non-standard transactions, including significant unusual transactions, which are not timely identified and reviewed in sufficient detail by personnel with appropriate technical expertise to ensure that the accounting treatment in accordance with IFRS is appropriate.

We did not have an effective risk assessment process to identify and assess the financial reporting risks caused by changes in the operating environment, business operations, personnel or IT systems and to make necessary changes to our financial reporting processes and related internal controls to manage those risks. This also resulted in, that we did not have a proper process in place to sufficiently and timely identify and assess new events and transactions in order to consider necessary adjustments to our system of internal control over financial reporting.

We did not have effective design and implementation, and operation of controls over the monitoring of compliance with financial covenants in the Company’s debt agreements to ensure the appropriate accounting treatment, including disclosure requirements, in accordance with IFRS.

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

We did not have a process or controls in place to count all inventory at subsidiary locations.

These control deficiencies resulted in several material and immaterial misstatements to the preliminary consolidated financial statements that were corrected prior to the issuance of the consolidated financial statements. These deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2020.

Notwithstanding the identified material weaknesses, management believes that the consolidated financial statements and related notes thereto included in this annual report on Form 20-F present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Remediation Plan

Management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weaknesses identified, specifically relating to the accounting and presentation of complex, non-routine transactions. Management will undertake the following changes to remediate the material weakness described above:

●	Education and training for the accounting personnel on the IFRS topics.

●	The Company will take steps to ensure adequate design and document management review controls to sufficiently address management’s expectations, criteria for investigation, follow-up on outliers and the level of precision used in the performance of the review controls.

●	The Company will design and implement controls over the initiation, authorization, and recording of manual journal entries.

Our management believes that these actions will remediate the material weaknesses in internal control over financial reporting described above. The remediation efforts are expected to be implemented during the financial year 2021.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of the Company’s independent registered public accounting firm due to the Company's status as a non-accelerated filer in 2020.

(d)	Changes in internal control over financial reporting

As described above under “Remediation Plan,” we are undertaking a broad range of remedial actions to address the material weaknesses in our internal control over financial reporting identified during 2019 and 2020. We made the following changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended December 31, 2020 that have improved our internal control over financial reporting, specifically:

●	The Company has implemented the consolidation module within SAP, which is fully integrated with the existing modules used by the Company at the end of the fiscal year 2020 and is expecting the complete transition of consolidation process to this tool by the mid of fiscal year 2021.

In addition, the Company has implemented following remediation efforts in response to the findings of the Audit Committee Investigation of 2020:

●	The implementation of a formal process of auditor communication.

●	The implementation of a system to regularly monitor all the financial covenants arising out of the financial arrangements.

●	The centralization of maintenance of all meeting minutes.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that the chairman of our Audit Committee, Peter Nietzer, qualifies as an “audit committee financial expert” within the meaning of this Item 16A. Our Supervisory Board has determined that Peter Nietzer and each of the other members of the Audit Committee is independent under the requirements of the NASDAQ Listing Rules and Rule 10A-3 of the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent registered public accounting firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”) during the fiscal year ended December 31, 2020 and by our former independent registered public accounting firm KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) during the fiscal year ended December 31, 2019:

December 31,
	2020	2019

(€ in thousands)
Audit fees	€ 995	€ 1,094
Audit-related fees	€ 29	--
Tax fees	--	--
All other fees	--	--
Total	€ 1,024	€ 1,094

Audit fees include the audit of our financial statements, the review of interim financial information and SEC registration statements, and statutory audits. In November 2019, our Supervisory Board recommended the appointment of PwC to serve as our new independent accountants for the year ending December 31, 2020 and the dismissal of KPMG upon completion of the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2019 and the issuance of the report thereon. Audit-related fees in 2020 include services rendered related to a Form F-3 filing.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All services provided by the principal auditing firm in 2020 detailed in the table above were approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In November 2019, our Supervisory Board recommended the appointment of PwC to serve as our new independent accountants for the year ending December 31, 2020, and the dismissal of KPMG upon completion of the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2019 and the issuance of the annual report thereon (the “2019 Annual Report”). The 2019 Annual Report was filed with the SEC on May 7, 2020, and the appointment of PwC was approved by the Company’s shareholders at the Annual General Meeting held on June 30, 2020.

PwC’s reports on our consolidated statements of financial position as of December 31, 2020, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”), did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

ITEM 16G. CORPORATE GOVERNANCE

In general, under NASDAQ Listing Rule 5615(a)(3), foreign private issuers such as us are permitted to follow home country corporate governance practices in lieu of certain NASDAQ corporate governance standards as long as we disclose in the annual report the significant ways in which our corporate governance practices differ from those followed by U.S. companies.

The significant differences between the corporate governance practices that we follow and those set forth in the NASDAQ Listing Rules are described below:

●	NASDAQ Listing Rule 5605(b)(1) requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent, and the rules of procedure of our Supervisory Board provide that the Supervisory Board should be composed of a majority of independent members, though this is not a mandatory requirement. All current members of our Supervisory Board are independent.

●	NASDAQ Listing Rule 5605(b)(2) requires listed companies to hold regularly scheduled meetings at which only independent directors are present (“executive sessions”). While German law does not require a company to hold regularly scheduled executive sessions, our Supervisory Board is comprised only of independent members and meets regularly with only independent members present.

●	NASDAQ Listing Rule 5605(c)(1) requires listed companies to have a written audit committee charter. German law does not require a separate charter for an audit committee. Instead, the responsibilities and authority of our Audit Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.

●	NASDAQ Listing Rule 5605(c)(2)(A) requires each member of the audit committee of a listed company to be independent and financially literate, and also requires that at least one audit committee member have accounting or related financial management expertise. German law does not require that all members of the audit committee are independent. The rules of procedure of our Supervisory Board only stipulate that the members of our Supervisory Board shall be “sufficiently” independent and that our Supervisory Board’s proposals for the election of new members shall take into account that the majority of our Supervisory Board shall be composed of – in the Supervisory Board’s opinion – independent members. Furthermore, German law requires only that one supervisory board member have knowledge in the areas of accounting or auditing. Accordingly, the rules of procedure of our Supervisory Board stipulate that the chairman of our Audit Committee shall have special knowledge and experience of the application of accounting principles and internal control procedures. The chairman of the Audit Committee, Peter Nietzer, fulfills these requirements. Although we believe that all members of our Audit Committee are financially literate, neither German law, nor the rules of procedure of our Supervisory Board, require all members of our Audit Committee to be financially literate.

●	NASDAQ Listing Rule 5605(d)(1) requires listed companies to have a written compensation committee charter. German law does not require a separate charter for a compensation committee. Instead, the responsibilities and authority of our Compensation and Nomination Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.

●	NASDAQ Listing Rule 5605(d)(2) requires listed companies to have a compensation committee consisting of at least two members, each of whom is independent as defined under NASDAQ Rule 5605(a)(2) and in consideration of all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member. The German Corporate Governance Code recommends that the chairman of the compensation committee shall be independent from the company and the management board. Our Supervisory Board also serves as our Compensation Committee, and all three members of our Supervisory Board are independent and and do not to have any relationship with the Company’s management that is material to the members’ ability to be independent from management.

●	NASDAQ Listing Rule 5605(e)(1) requires independent director involvement in the selection of director nominees, by having a nominations committee comprised solely of independent directors and by having director nominees selected or recommended by a majority of its independent directors meeting in executive session. German law does not stipulate specific requirements for the members of a nominations committee. Our Supervisory Board also serves as our Nomination Committee, and all three members of our Supervisory Board are independent and are actively involved in the selection and/or recommendation of member nominees.

●	NASDAQ Listing Rule 5605(e)(2) requires listed companies to have a written charter or board resolution, as applicable, addressing the nominations process and related matters required under federal securities laws. German law does not require a separate charter or resolution for the nominations process. Instead, the responsibilities and authority of our Compensation and Nomination Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.

●	NASDAQ Listing Rule 5620(c) requires listed companies’ bylaws to provide for a quorum of at least 33 1/3 percent of the outstanding shares of the company’s common voting stock. German law does not require a specific quorum for the general meeting and such requirement is not stipulated in our articles of association.

●	NASDAQ Listing Rule 5635 requires listed companies to obtain shareholder approval before undertaking any of the following transactions: (a) acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of their outstanding share capital or voting power; (b) entering into any change of control transaction; (c) establishing or materially amending any equity compensation arrangement; and (d) entering into any transaction other than a public offering involving the sale, issuance or potential issuance by us of shares (or securities convertible into or exercisable for shares) equal to 20% or more of their outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. In contrast, according to the German Stock Corporation Act, approval by the general shareholders’ meeting is generally required for the issuance of any shares as well as any securities granting the respective holder the right to acquire shares (including options and convertibles), subject to certain exceptions.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See the following items starting at page F-1:

(a)	Report of Independent Registered Public Accounting as of and for the year ended December 31, 2020

(b)	Report of Independent Registered Public Accounting as of December 31, 2019 and for each of the two years ended December 31, 2019

(c)	Consolidated Statements of Financial Position as of December 31, 2020 and 2019

(d)	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2019, and 2018

(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019, and 2018

(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019, and 2018

(g)	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit
1.1

Articles of Association of voxeljet AG, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2018).

1.2

Rules of Procedure of the Supervisory Board of voxeljet AG (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

1.3

Rules of Procedure of the Management Board of voxeljet AG (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

2.1

Form of specimen of ordinary registered share certificate and English translation (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 11, 2013).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 99-a to the Company’s Registration Statement on Form F-6 (No. 333-191526), filed with the Commission on October 15, 2013).
2.3

Form of Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99-(a)(i) to the Company’s Registration Statement on Form F-6 (No. 333-191526), filed with the Commission on July 31, 2020).

2.4	Form of American Depositary Receipt (included in Exhibit 2.3).
2.5*	Description of Securities registered under Section 12 of the Exchange Act.
4.1†

Cross License Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and BEGO Medical GmbH, dated August 21, 2012 (English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.2†

Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated August 16, 2004 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.3

First Amendment to the Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated March 31, 2011 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.4†

Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Generis GmbH) and The ExOne Company (formerly known as Extrude Hone GmbH) , dated June 27, 2003 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.5†

Amendment to Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and Prometal RCT GmbH, dated July 14, 2009 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (No. 333-191213), filed with the Commission on October 7, 2013).

4.6†

Form of Finance Contract between European Investment Bank and voxeljet AG, dated November 9, 2017 (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the Commission on November 9, 2017).

4.7**

Waiver Letter relating to Articles 7.1, 7.5 and 9.1 of the Finance Contract between European Investment Bank and voxeljet AG, dated March 12, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the Commission on March 18, 2020).

4.8**

Form of Amendment Letter no. 1 to Finance Contract between European Investment Bank and voxeljet AG, dated May 29, 2020 (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the Commission on June 1, 2020).

4.9***	Form of Waiver of a breach under the Finance Contract and Amendment Letter to the Finance Contract between European Investment Bank and voxeljet AG, dated March 26, 2021.
4.10†

Form of First Demand Guarantee Agreement between European Investment Bank and voxeljet America Inc., dated November 9, 2017 (incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed with the Commission on November 9, 2017).

Exhibit Number	Description of Exhibit
4.11†

Form of Synthetic Warrant Agreement between European Investment Bank and voxeljet AG, dated November 9, 2017. (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the Commission on November 9, 2017).

4.12**

Form of Amendment and Restatement Agreement to the Synthetic Warrant Agreement between European Investment Bank and voxeljet AG, dated May 29, 2020 (incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed with the Commission on June 1, 2020).

4.13

Form of Amendment Letter to the Synthetic Warrant Agreement between European Investment Bank and voxeljet AG, dated September 30, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the Commission on September 30, 2020).

4.14#

Management Board Member’s Contract of Service between voxeljet AG and Dr. Ingo Ederer, dated November 12, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the Commission on November 12, 2020).

4.15#

Management Board Member’s Contract of Service between voxeljet AG and Rudolf Franz, dated November 12, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the Commission on November 12, 2020).

4.16

Form of Irrevocable Undertaking between certain investors and voxeljet AG, dated January 15, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the Commission on January 25, 2021).

4.17

Placement Agent Agreement between A.G.P./Alliance Global Partners and voxeljet AG, dated January 15, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the Commission on January 25, 2021).

8.1*	Subsidiaries of voxeljet AG.
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft as of and for the year ended December 31, 2020.
15.2*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft as of December 31, 2019 and for each of the two years ended December 31, 2019.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission.
**

Confidential portions of this exhibit have been redacted in accordance with Item 601(b)(10) of Regulation S-K promulgated by the Commission. Omitted portions will be filed separately with the Commission upon the Commission’s request.

#	Represents managmement contract or compensatory plan or arrangement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOXELJET AG

/s/ Rudolf Franz
Name: Rudolf Franz
Title: Chief Financial Officer

Date: March 30, 2021

voxeljet AG

Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

To the Shareholders and Supervisory Board of voxeljet AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of voxeljet AG and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to revise the 2019 and 2018 consolidated financial statements for the correction of errors and retrospective adjustments, as described in Note 2 of the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 or 2018 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 or 2018 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition and Valuation of Embedded Derivative Financial Instruments

As described in Notes 2 to the consolidated financial statements, the Company has recognized embedded derivative financial assets amounting to kEUR 2,367 and embedded derivative financial liabilities amounting to kEUR 808 (collectively, the embedded derivative financial instruments), which are presented as current assets and liabilities, respectively. The embedded derivative financial instruments, which are embedded in Tranche A and B1 of the loan granted in EUR by the European Investment Bank (“EIB”), are required to be bifurcated and accounted for separate from the host contract because their value is dependent on the share price of the Company, which is not clearly and closely related to the host contract. The embedded derivative financial instruments are revalued at each balance sheet date, with changes in their fair value recorded within financial result of the consolidated statements of comprehensive loss. The fair value of the embedded derivative financial instruments, which are not traded in an active market, is determined by management using valuation techniques which are dependent on inputs such as share prices, share volume, discount rates and foreign currency exchange rates. Finance income (Tranche A) and expense (Tranche B1) resulting from the revaluations described above amounted to kEUR 93 and kEUR 808, respectively, for the year ended December 31, 2020.

The principal considerations for our determination that performing procedures relating to the recognition and valuation of embedded derivative financial instruments is a critical audit matter are that there is significant judgment and estimation by management when evaluating the recognition and valuation of the embedded derivative financial instruments. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s conclusion on the recognition and valuation of the embedded derivative financial instruments. Furthermore, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained. As disclosed by management, a material weakness existed related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others,

i.	executing initial audit procedures regarding the appropriateness of the initial recognition and valuation of the embedded derivative financial instruments as they were bifurcated from the host contract, the valuation techniques used as well as the reasonableness of management’s assumptions and estimates included in the calculation of fair values of the embedded derivative financial instruments,
ii.	evaluating management’s process for determining the fair values of the embedded derivative financial instruments as well as the recognition of deferred tax assets and liabilities on the embedded derivative financial instruments,
iii.	evaluating the appropriateness of valuation techniques used as well as the reasonableness of management’s assumptions and estimates included in the calculation of fair values of the embedded derivative financial instruments,
iv.	evaluating the quantitative factors (which consider share prices, discount rates and currency exchange rates) used by the Company in the calculation of the fair values of the embedded derivative financial instruments to source data provided by the Company and/or to externally available data,
v.	evaluating the compliance of the underlying assumptions and input factors used in the fair value calculations performed by the Company for the determination of the fair values of the embedded derivative financial instruments with the terms of the loan agreements, including the correct application of the formulas used in the fair value calculations,
vi.	assessing the permanence of methods used for the determination of deferred tax assets and liabilities on the embedded derivative financial instruments and
vii.	evaluating management’s assessment to the disclosure requirements in reference to the embedded derivative financial instruments including their maturity and the Company’s compliance with financial covenants referenced in the agreement with the EIB.

Munich, Germany

March 30, 2021

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Katharina Deni	/s/ Sebastian Stroner
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm KPMG AG Wirtschaftsprüfungsgesellschaft

To the Stockholders and Supervisory Board
voxeljet AG:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments for the correction of the errors and retrospective adjustments described in Note 2, the consolidated statement of financial position of voxeljet AG and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). The 2019 and 2018 consolidated financial statements before the effects of the adjustments described in Note 2 are not presented herein. In our opinion, except for the errors and retrospective adjustments described in Note 2, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the errors or retrospective adjustments described in Note 2, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

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

We served as the Company’s auditor from 2007 to 2020.

Munich, Germany
May 7, 2020

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2020	2019 (1) (2)

	Notes	(€ in thousands)
Current assets		28,137	31,513
Cash and cash equivalents	3	5,324	4,368
Financial assets	3, 12	5,351	7,408
Trade receivables	3, 7	4,680	5,915
Inventories	8	11,394	12,459
Income tax receivables		31	39
Other assets		1,357	1,324

Non-current assets		25,090	31,052
Financial assets	3, 12	5	2,279
Intangible assets	10	1,143	1,356
Property, plant and equipment	10, 21	23,774	27,343
Investments in joint venture		27	30
Other assets		141	44
Total assets		53,227	62,565

		December 31,
		2020	2019 (1) (2)

	Notes	(€ in thousands)
Current liabilities		26,215	18,855
Trade payables	3	1,956	2,797
Contract liabilities	3	2,911	2,623
Financial liabilities	3, 12, 20	19,770	11,290
Other liabilities and provisions	11	1,578	2,145

Non-current liabilities		7,371	10,192
Deferred tax liabilities		52	142
Financial liabilities	3, 12, 20	7,314	9,866
Other liabilities and provisions	11	5	184

Equity		19,641	33,518
Subscribed capital	25	4,836	4,836
Capital reserves	25	88,748	88,077
Accumulated deficit	3	(75,463)	(60,124)
Accumulated other comprehensive income		1,675	742
Equity attributable to the owners of the company		19,796	33,531
Non-controlling interests		(155)	(13)

Total equity and liabilities		53,227	62,565

See accompanying notes to these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
		2020	2019 (1) (2)	2018 (1) (2) (3)

	Notes	(€ in thousands, except share and share data)
Revenues	3, 18	21,567	24,602	26,009
Cost of sales	13	(14,812)	(17,426)	(16,864)
Gross profit		6,755	7,176	9,145
Selling expenses		(5,816)	(7,118)	(7,332)
Administrative expenses		(6,407)	(6,952)	(5,587)
Research and development expenses		(6,500)	(7,212)	(6,334)
Other operating expenses	14	(2,799)	(945)	(751)
Other operating income	14	1,603	2,143	1,297
Operating loss		(13,164)	(12,908)	(9,562)
Finance expense	15	(2,589)	(1,349)	(1,279)
Finance income	15	184	318	2,158
Financial result	15	(2,405)	(1,031)	879
Loss before income taxes		(15,569)	(13,939)	(8,683)
Income tax (expense) income	16	88	(39)	(64)
Net loss		(15,481)	(13,978)	(8,747)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		933	(577)	(61)
Total comprehensive loss		(14,548)	(14,555)	(8,808)

Loss attributable to:
Owner of the Company		(15,339)	(13,714)	(8,711)
Non-controlling interests		(142)	(264)	(36)
		(15,481)	(13,978)	(8,747)

Total comprehensive loss attributable to:
Owner of the Company		(14,406)	(14,291)	(8,772)
Non-controlling interests		(142)	(264)	(36)
		(14,548)	(14,555)	(8,808)

Weighted average number of ordinary shares outstanding		4,836,000	4,836,000	3,940,636
Loss per share - basic/diluted (EUR)		(3.20)	(2.89)	(2.22)

See accompanying notes to these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(3) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 3 “Summary of significant accounting policies” to the consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(€ in thousands)
	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain (loss)	Total	Non-controlling interests	Total equity
Balance at January 1, 2018(1) (2) (3)	3,720	76,227	(37,699)	1,380	43,628	71	43,699
Loss for the period (1) (2)	--	--	(8,711)	--	(8,711)	(36)	(8,747)
Foreign currency translation	--	--	--	(60)	(60)	--	(60)
Capital increase	1,116	9,972	--	--	11,088	--	11,088
Equity-settled share-based payment	--	604	--	--	604	--	604
Balance at December 31, 2018 (1) (2) (3)	4,836	86,803	(46,410)	1,320	46,549	35	46,584
Loss for the period (1) (2)	--	--	(13,714)	--	(13,714)	(264)	(13,978)
Foreign currency translations	--	--	--	(578)	(578)	--	(578)
Equity-settled share-based payment	--	671	--	--	671	--	671
Share-based payment transaction with the non-controlling shareholder of a subsidiary	--	603	--	--	603	216	819
Balance at December 31, 2019 (1) (2)	4,836	88,077	(60,124)	742	33,531	(13)	33,518
Loss for the period	--	--	(15,339)	--	(15,339)	(142)	(15,481)
Foreign currency translations	--	--	--	933	933	--	933
Equity-settled share-based payment	--	671	--	--	671	--	671
Balance at December 31, 2020	4,836	88,748	(75,463)	1,675	19,796	(155)	19,641

See accompanying notes to these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2019, December 31, 2018 and January 1, 2018 were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 December 31, 2018 and January 1, 2018 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(3) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 3 “Summary of significant accounting policies” to the consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019 (1) (2)	2018 (1) (2) (3)

	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(15,481)	(13,978)	(8,747)
Depreciation and amortization	3,442	4,211	3,506
Foreign currency exchange differences on loans to subsidiaries	1,466	(828)	(340)
Changes in financial assets due to fair value valuation	11	(174)	119
Share-based compensation expense	671	671	604
Change in impairment of trade receivables	29	15	227
Non-cash expense on financial liabilities	1,505	874	781
Change in fair value of derivative equity forward	715	106	(2,028)
Change in inventory allowance	(1)	(21)	(417)
Interest paid	258	320	231
Interest received	(92)	(93)	(42)
Loss on disposal of intangibles and property, plant and equipment	42	354	--
Other	63	92	111

Change in working capital	774	1,859	(1,336)
Trade and other receivables, inventories and current assets	1,501	(759)	(1,390)
Trade payables	(781)	358	(310)
Other liabilities, contract liabilities and provisions	(417)	2,286	375
Change in restricted cash	463	--	--
Income tax payable/receivables	8	(26)	(11)
Total	(6,598)	(6,592)	(7,331)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(139)	(1,100)	(3,812)
Proceeds from disposal of financial assets	4,962	8,373	10,475
Payments to acquire financial assets	(994)	(2,725)	(8,884)
Interest received	92	93	42
Other	--	--	--
Total	3,921	4,641	(2,179)

Cash Flow from financing activities

Repayment of bank overdrafts and lines of credit	--	--	(58)
Repayment of sale and leaseback obligation	--	--	(324)
Repayment of lease liabilities (2018): Repayment of finance lease obligations)	(412)	(397)	(37)
Repayment of long-term debt	(863)	(969)	(2,764)
Proceeds from issuance of long-term debt	5,000	529	1,639
Proceeds from issuance of shares	--	--	11,088
Interest paid	(258)	(320)	(231)
Total	3,467	(1,157)	9,313

Net increase (decrease) in cash and cash equivalents	790	(3,108)	(197)

Cash and cash equivalents at beginning of period	4,368	7,402	7,569
Changes to cash and equivalents due to foreign exchanges rates	166	74	30
Cash and cash equivalents at end of period	5,324	4,368	7,402

See accompanying notes to these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(3) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 3 “Summary of significant accounting policies” to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

voxeljet AG (in the following referred to as ‘voxeljet’, ‘Group’, or the ‘Company’) is a high-tech company headquartered in Friedberg, Germany which is listed on the NASDAQ Capital Market (“NASDAQ”). The Company consists of voxeljet AG, voxeljet America Inc. (voxeljet America), voxeljet UK Ltd. (voxeljet UK), voxeljet India Pvt. Ltd (voxeljet India) and voxeljet China Co. Ltd. (voxeljet China). voxeljet AG owns 100% of the issued and outstanding shares of voxeljet America, voxeljet UK and voxeljet India, as well as 70.00% of voxeljet China. In December 2020, management initiated the wind-up of voxeljet UK. For further information, see Note 9 to the consolidated financial statements.

As previously disclosed, on August 18, 2020, the Company announced that it would voluntarily transfer the listing of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) to the NASDAQ, effective August 28, 2020, after market close. voxeljet’s ADSs began trading as a NASDAQ-listed security at market open on August 31, 2020, and have continued to be listed under the ticker symbol “VJET.”

As previously disclosed, on July 31, 2020, the Company announced that it would change the ratio of its ADSs to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). For ADS holders, the ratio change had the same effect as a 1 for 5 reverse ADS split. The ratio change became effective on August 14, 2020 (the “Effective Date”). On the Effective Date, each ADS holder was required to exchange every five (5) ADSs then held for one (1) new ADS (e.g., if a holder of ADSs previously held 50 ADSs, following the ratio change on the Effective Date, such holder held 10 ADSs). Citibank, N.A., as depositary bank, has arranged for the exchange of the current ADSs for the new ones. There was no change to voxeljet’s underlying ordinary shares.

As a manufacturer of three-dimensional (“3D”) printing systems, voxeljet specializes in the development, production and distribution of industrial printing machines and the production and sale of customized printed products to industrial customers. The Company operates in two business divisions: Systems and Services.

The voxeljet Systems business division develops, manufactures and sells innovative 3D printers. Today, voxeljet has a product range that reaches from smaller entry models to large-format machines, and therefore offers 3D printer systems for a wide range of application areas.

Through its Services business division, the Company offers customized printed products such as sand molds and plastic models based on CAD data through its ‘on-demand production’ service centers. In addition, the Company offers casting services to its customers. In those cases, the casting process is performed by external suppliers supported by voxeljet’s molds and models. Small-batch and prototype manufacturers utilize the Company’s machines for the automatic, patternless manufacture of their casting molds and 3D models. The Company’s customer base includes automotive manufacturers, aerospace industries, foundries and suppliers as well as companies from the arts and design industries as well as universities and research institutes.

2. Preparation of financial statements

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as set forth by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC).

The consolidated financial statements were authorized for issue by the Management Board on March 30, 2021.

These consolidated financial statements were prepared on the basis of historical cost except for the following items, which are measured on an alternative basis on each reporting date.

Debt securities at fair value through profit or loss	Fair value
Non-derivative financial instruments at fair value through profit or loss	Fair value
Derivative financial instruments at fair value through profit or loss	Fair value

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

voxeljet has recognized continuous net losses during the years 2020, 2019 and 2018 amounting to kEUR 15,481, kEUR 13,978 and kEUR 8,747, respectively. Additionally, voxeljet had negative cash flows from operating activities in 2020, 2019 and 2018 of kEUR 6,598, kEUR 6,592, kEUR 7,331, respectively, mainly due to continuous net losses. As of May 7, 2020, the issuance date of the Company’s consolidated financial statements for the year ended December 31, 2019, the Company had concluded there was a material uncertainty that cast significant doubt on the Company's ability to continue as a going concern. As discussed below, management has subsequently taken certain actions, which management has concluded remove that significant doubt.

Due to the global outbreak of COVID-19, the Company has experienced and expects to continue to experience lower demand in both, the Systems and the Services segment. voxeljet’s clients have postponed and may continue to postpone larger investments and therefore, the demand for 3D printers may also decrease. In addition, the COVID-19 situation could cause further delays in installation of 3D printers at customers’ facilities, which could lead to postponed revenue recognition for those transactions. In the third quarter of 2020, the Company experienced a slight recovery of demand compared to the prior two quarters in 2020, and in the fourth quarter this positive trend has continued. Both a decrease in revenues as well as potential delays in the installations increase the risk and likelihood of lower cash inflows. Such risks have been evaluated by management and consequently have been considered in the Company’s liquidity forecast, which assumes voxeljet’s business plan is executed appropriately and sales track as expected. Management updates the liquidity forecast on an ongoing basis.

The COVID-19 situation raises uncertainties regarding the achievement of budgeted sales and the fulfillment of voxeljet’s budget. Consequently, the Company could experience difficulty in generating sufficient cash flow to meet its obligations and sustain its operations. Material deviations from the forecasts could lead to a covenant breach in the future, which could result in an acceleration of voxeljet’s obligation to repay all amounts outstanding under those facilities.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, management assumes that voxeljet will continue as a going concern, as the Company has been successful in drawing down kEUR 5,000 of the second tranche (tranche B1) of the loan granted by the EIB under the Finance Contract in June 2020. This improved the liquidity significantly. Also, the financial covenants under the Finance Contract have been renegotiated to replace the Total Net Financial Debt to EBITDA ratio with a minimum cash/cash equivalents requirement (the “Minimum Cash Covenant”). As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, the Company was in compliance with the Minimum Cash Covenant. However, in March 2021, the Company discovered that its calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, the Company was not in compliance with the Minimum Cash Covenant as of December 31, 2020. Also in March 2021, the Company received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant.

In addition, the successful restructuring and the initiation of the wind-up of voxeljet UK, which included consolidating 3D printing to serve all customers in Europe from the German service center as well as transferring all employees to voxeljet AG has been finished. This helps to reduce overall costs and will lead to improved gross profit margins by realizing economies of scale in the German service center. The wind-up of voxeljet UK will lead to further cost savings, especially of administrative expenses. Management also initiated a restructuring program at the German entity during the fourth quarter of 2019. This program included the reduction of headcount mainly in the Systems segment in order to streamline the Company’s operations and optimize efficiency. This restructuring was successfully completed at the end of June 2020 and already provides further cost reductions, which is reflected in our monthly detailed target-actual comparisons.

In January 2021, the Company has successfully completed its registered direct offering and sale of 621,170 ordinary shares in the form of ADS at a purchase price of € 13.33 per share (this equals $16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021). This provided voxeljet with gross proceeds of the offering amount to approximately $10 million (€ 8.3 million) before deducting fees and expenses. In February 2021, the Company completed another registered direct offering and sale of 443,414 ordinary shares in the form of ADS at a purchase price of € 22.27 per ordinary share (this equals $26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021). This provided voxeljet with gross proceeds of approximately $12 million (€ 9.9 million) before deducting fees and expenses. Those capital increases improved the Company’s liquidity as well as equity ratio significantly. In spite of this success, management is taking further steps to raise further funds which may include debt or equity financing, not without mentioning, that there can be no assurance that voxeljet will be able to raise further funds on terms favorable to the Company, if at all.

Based on the Company’s current liquidity and capital resources in combination with the current liquidity forecasts, as well as the implemented cost reduction program and the successful financing with the EIB, the waiver for the noncompliance with the Minimum Cash Covenant as of December 31, 2020 and the registered direct offerings, management believes that the Company has the ability to meet its financial obligations for at least the next 24 months and therefore continues as a going concern.

Impairment test

Non-financial assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. The Company considers the COVID-19 situation to be such an indicator. Therefore, voxeljet performed an impairment test for the non-financial assets for the end of the reporting period. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset. The impairment test, performed by management, did not lead to any write downs.

Revision to prior periods for correction of immaterial errors and retrospective adjustments to presentations and disclosures

a) Amendment of classification of short-term investments

In the first quarter of 2020, the Company amended the classification of short-term investments included in current financial assets. Before the amendment, those short-term investments have been classified in the category at fair value through OCI (FVOCI).

The new classification shall be the category at fair value through profit and loss (FVTPL). Accordingly, prior periods have been revised, which leads to movements between profit and loss and other comprehensive income as the changes in fair value are now presented within finance income or expense.

b) Recalculation of performance participation interest related to the Finance Contract with the EIB

In the first quarter of 2020, the Company recalculated the performance participation interest related to the Finance Contract with the EIB, due to a mistake in the calculation logic. Accordingly, prior periods have been revised, which leads to adjustments in non current financial assets, deferred tax liabilities as well as equity.

c) Impacts of amendment and recalculation

Due to the amendments and recalculations, which are described above, the opening balance as of January 1, 2018 of non current financial assets as well as deferred tax liabilities have decreased by kEUR 37 and kEUR 10, respectively. The opening balance as of January 1, 2018 of accumulated deficit increased by kEUR 27. Further, the loss for the year ended December 2018 decreased by kEUR 17. The opening balance as of January 1, 2019 of non current financial assets as well as deferred tax liabilities have increased by kEUR 151 and kEUR 43, respectively. The opening balance as of January 1, 2019 of accumulated deficit increased by kEUR 10, whereas the opening balance of accumulated other comprehensive gain increased by kEUR 118. As a result, the loss for the year ended December 2019 decreased by kEUR 253.

As of December 31, 2018, non current financial assets as well as deferred tax liabilities have increased by kEUR 151 and kEUR 43, respectively. For the period ending December 31, 2018 the balance of accumulated deficit increased by kEUR 10, whereas the balance of accumulated other comprehensive gain increased by kEUR 118. As of December 31, 2019, non current financial assets as well as deferred tax liabilities have increased by kEUR 260 and kEUR 73, respectively. For the period ending December 31, 2019 the balance of accumulated deficit decreased by kEUR 243, whereas the balance of accumulated other comprehensive gain decreased by kEUR 56.

For the year ended December 2018 the loss was reduced by kEUR 17 whereas net changes in fair value of debt investments at FVOCI was increased by kEUR 119. Further, the loss for the three months ended December 2019 was increased by kEUR 93 whereas net changes in fair value of debt investments at FVOCI was increased by kEUR 14. For the year ended December 2019 the loss was reduced by kEUR 253 whereas net changes in fair value of debt investments at FVOCI was reduced by kEUR 174.

The Company has evaluated the effect of these amendments, both qualitatively and quantitatively, and concluded that the change did not have a material impact on, nor require amendment of, any previously filed financial statements. Affected financial statement line items for prior periods are appended with a footnote.

d) Retrospective adjustments to presentations and disclosures of prior period information

Additionally, the Company has applied retrospective adjustments to presentations and disclosures of prior period information within the following footnotes:

-	Consolidated statements of cash flow:

The Company has revised the presentation of interest paid and interest received for the years ended December 31, 2018 and December 31, 2019 both previously disclosed under supplemental cash flow information, now presented in cash flow from operating activities, cash flow from investing activities and cash flow from financing activities, respectively. Further, the Company has revised the presentation of changes in financial assets due to fair value valuation as well as change in fair value of derivative equity forward for the years ended December 31, 2018 and December 31, 2019 related to the amendment of classification of short-term investments and the recalculation of performance participation interest related to the Finance Contract with the EIB. As a consequence, the line item others has also been revised.

-	Note 12. Additional disclosures to financial instruments:

The Company has changed the categorization of the fair value of long-term debt in financial liabilities as of December 31, 2019 from level 2 to level 3.

-	Note 19. Financial risk management:

The Company revised the table contractual cash out flow as of December 31, 2019 regarding the three to five years bucket by including the cash outflow of kEUR 2,918 from the performance participation interest related to tranche A of the loan granted by the EIB.

-	Note 24. Related party transactions:

The Company has included Michele Neuber for his employment as working student within the related party disclosure. His father Volker Neuber serves as a member of voxeljet’s supervisory board since July 2020.

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

Revenue on the sale of new or refurbished 3D printers is recognized at the point in time after completed installation of 3D printers at the customer site and evidenced through final acceptance by the customer. Customers obtain control of the 3D printers when the customers have accepted the assets. Refurbished 3D printers usually were produced for and used in our Services segment. On average, these refurbished printers have been operating within a voxeljet service center for 1.5 to 2.5 years prior to their sale. Before these 3D printers are sold, they are fully refurbished and a new printhead is installed. The cost of sales include the residual value as well as the costs related to the refurbishment.

The Group provides customers with statutory warranty on all 3D printers for one year. The warranty presents assurance-type warranty and is not treated as a separate performance obligation. After the initial one-year warranty period, the Group offers its customers optional maintenance contracts, which are accounted for as separate performance obligations.

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

Invoices from revenue streams, besides the sale of new or refurbished 3D printers are usually payable within 30 to 60 days. The Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with machine sales, the Company may, depending upon the circumstances, requires advance payments prior to shipment. On the sale of new or refurbished 3D printers, the Company generally require advance payments prior to shipment and requires international customers to furnish letters of credit. These advance payments are recognized as contract liabilities. Maintenance contracts are generally billed to customers in advance on a monthly, quarterly, or annual basis, and are initially recorded as a contract liability as the Company has an enforceable right to payment after the contract has been signed.

It is the Group’s policy that it does not offer products to the end customer with a right of return. Therefore, neither a refund liability nor a right to the returned goods are recognized.

A contract liability is recognized when the Company has received consideration (i.e. advance payment) from customers before satisfying a performance obligation or has an unconditional right to payment under a non-cancellable contract before it transfers the related goods or services to the customer under maintenance and extended warranty contracts. The extended warranty is considered as service-type warranty and therefore accounted as a separate performance obligation.

The contract liabilities primarily relate to (1) the advance consideration received from customers before satisfying a performance obligation, or an unconditional right to payment under a non-cancellable contract before it transfers the related goods or services to the customer under maintenance contracts, for which revenue is recognized over time; and (2) the advance consideration received from customers for the sale of new or refurbished 3D printers, for which revenue is recognized when the customer has accepted the assets. The total amount of unfulfilled performance obligations for 3D printer sales is € 6.8 million. The Company expects to realize the entire amount in 2021. The amount of kEUR 772 included in contract liabilities at December 31, 2019 has been recognized as revenue in 2020 (2019: kEUR 584). Management expects that 96% (kEUR 2,794 ) of the transaction price allocated to unsatisfied performance obligations as of December 31, 2020 will be recognized as revenue during the next reporting period. The remaining 4% (kEUR 117) will be recognised in the 2022 financial year.

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 18).

	Year ended December 31,
	SYSTEMS			SERVICES
	2020	2019	2018	2020	2019	2018

Primary geographical markets
EMEA	5,926	4,951	5,592	5,540	6,314	9,081
Asia Pacific	3,612	5,371	4,704	909	931	746
Americas	3,018	3,132	1,952	2,562	3,903	3,934
	12,556	13,454	12,248	9,011	11,148	13,761

Timing of revenue recognition
Products transferred at a point in time	11,366	12,332	11,188	9,011	11,148	13,761
Products and services transferred over time	1,190	1,122	1,060	--	--	--
Revenue from contracts with customers	12,556	13,454	12,248	9,011	11,148	13,761

In 2020, voxeljet leased one 3D printer (2019: two 3D printers and 2018: two 3D printer) to customers under operating leases. Rental income is recognized on a straight-line basis over the term of the lease as revenue and is reported within the Systems segment.

Financial instruments

Financial instruments are contracts that give rise to a financial asset in one entity and a financial liability or equity instrument in another entity. voxeljet recognizes financial assets and financial liabilities in the balance sheet when an entity of the Group becomes a contractual party to the financial instrument.

All customary purchases and sales of financial assets are recognized on the trading date, i.e. the date on which the Company enters into the obligation to purchase the asset.

Financial assets and financial liabilities are generally reported at gross value. Netting only applies if the offsetting of the amounts is legally enforceable and it is intended to actually offset them. In general, voxeljet does not intend to offset any amounts.

Initial measurement

At initial recognition, voxeljet measures a financial asset at its fair value plus, in the case of a financial asset at fair value through other comprehensive income, transactions costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed immediately. Financial liabilities are initially assigned to one of the following valuation categories in accordance with IFRS 9, measured at amortized cost or measured at fair value through profit or loss.

Subsequent measurement

The subsequent measurement of voxeljet's financial assets is based on their classification:

-	at amortized cost: interest income from these financial assets is reported in the financial income using the effective interest method. Gains and losses on derecognition are recorded in the income statement and, considering related foreign currency gains and losses, reported under other operating income and expenses,
-	at fair value through profit or loss: Gains or losses of derivative financial instruments and short term investments, which are subsequently measured at fair value through profit or loss, are included in the income statement as interest income or interest expense in the period in which they arise.

The subsequent measurement of voxeljet’s financial liabilities depends on their classification as follows:

-	financial liabilities at fair value through profit or loss: This category includes derivative financial instruments that are not designated as hedging instruments in accordance with IFRS 9 hedge accounting rules. Gains and losses are recognized in the income statement.
-	Financial liabilities measured at amortized cost: This category includes trade payables and interest-bearing loans. After initial recognition, these are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as in case of amortization using the effective interest method. Amortization according to the effective interest method is included in interest expenses in the profit and loss account.

Derecognition

voxeljet derecognizes financial assets (or parts of their financial assets where applicable) when the rights to receive cash flows from the financial asset have expired or have been transferred and the Group substantially transferred all opportunities and risks associated with the ownership.

A financial liability is derecognized when the obligation under the liability is settled, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, this exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. In case of minor changes in conditions a change in the present value will be considered in profit or loss.

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

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost (AC), fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost (AC) if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to record subsequent changes in the investment’s fair value in OCI (FVOCI). This election is made on an investment-by-investment basis.

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

Under IFRS 9, initially our short-term investments in bond funds were classified as fair value through other comprehensive income (FVOCI). In the first quarter of 2020, we amended our classification of short-term investments included in current financial assets as FVTPL. For further information, see Note 2.

voxeljet assesses expected future credit losses associated with financial assets measured at amortized cost based on future expectations. A respective risk provision or, in case of an actual loss that already occurred, an impairment loss is recognized.

-	General approach:

Generally, financial assets are considered as having a low default risk at initial recognition resulting in a 12-month expected credit loss provision. In case of a significant increase in credit risk, the lifetime expected credit losses are recognized. Amongst others debtor’s payment delays of more than 90 days are considered as an indicator for increase in default risk. Further, when determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, voxeljet considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

-	Simplified approach:

For trade receivables with no significant financing component voxeljet applies the simplified approach, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

In order to measure expected credit losses, trade receivables are summarized on the basis of common credit risk characteristics and overdue days. The expected credit losses are based both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

  A default on a financial asset is when the counterparty fails to make contractual payments within 90 days of when they fall due and there are no information available, which are contradictory e.g. the counterparty commits the payment to a later time or the Company and the counterparty agreed upon a payment plan.

Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the Company or a counterparty had declared insolvency. Where loans or receivables have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivable due. Where recoveries are made, these are recognised in profit or loss.

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

Trade receivables

The Company considers trade receivables which are in default individually prior to the application of the ECL model to the remaining population. The Company measures loss allowances for trade receivables at an amount equal to lifetime ECLs. ECLs are a probability-weighted estimate of credit losses. The Company calculates the ECL based on the risk scoring of its customers’ according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is calculated after deducting from trade receivables a loss allowance based on actual credit loss experience. In addition the Company uses qualitative assessment of the trade receivables, where default has incurred.

Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets and presented within other operating expenses or other operating income.

Impact of the impairment model

For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. For information about the exposure to credit risk and ECLs for trade receivables as of December 31, 2020 and 2019, please refer to Note 19.

Cash and cash equivalents

Cash and cash equivalents are short-term bank deposits and are not subject to a significant risk of change in value due to the excellent ratings of those banks to which voxeljet entrusted its funds.

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

The Company presents right-of-use assets in “property, plant and equipment”, in the same line item as it presents underlying assets of the same nature that it owns. The carrying amounts of right-of-use assets are as below:

	Property, plant and equipment
	Property	Production equipment	Others	Total
	(€ in thousands)
Balance at January 1, 2020	3,658	72	254	3,984
Balance at December 31, 2020	2,892	45	254	3,191

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

When measuring lease liabilities for leases that were classified as operating lease, the Company discounted lease payments using its incremental borrowing rates as of January 1, 2019. The weighted-average rate applied was 4.55%.

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

Impacts for the period

As a result of applying IFRS 16, in relation to the leases that were previously classified as operating leases, as of December 31, 2020, the Company recognized kEUR 3,191 of right-of-use assets (as of December 2019: kEUR 3,984) and kEUR 3,124 of lease liabilities (as of December 31, 2019: kEUR 3,610).

Also in relation to those leases under IFRS 16, the Company has recognized depreciation and interest costs, instead of operating lease expenses. During the twelve months ended December 31, 2020, the Company recognized kEUR 682 (2019: kEUR 765) of depreciation expenses and kEUR 167 (2019: kEUR 190) of interest expense from these leases.

Within the statement of cash flows, cash payments for the principal portion of lease payments, as well as for the interest portion, have been classified as financing activities. Payments for short-term leases have been classified as operating activities.

Research and development expenses

All research and development costs are charged to expense as incurred as the criteria set forth in IAS 38 for capitalizing such costs have not yet been met.

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

Government grants in connection with government assistance to help businesses to mitigate adverse impacts from the COVID-19 global pandemic are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate, provided that the entity complies with the conditions for the funding.

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

The loans provided to voxeljet AG’s subsidiaries are not considered as net investments in foreign operations. Therefore, gains or losses from foreign exchange differences thereon are recognized in the statement of comprehensive loss as “other operating income or expenses”.

The exchange rates that are most relevant for voxeljet’s consolidated financial statements are as follows:

Average exchange rates to Euro

December 31,	Average Rate
	USD	GBP	INR	CNY
2020	1.1422	0.8897	84.6392	7.8747
2019	1.1195	0.8778	78.8361	7.7355
2018	1.1810	0.8847	80.7332	7.8081

Year end exchange rates to Euro

December 31,	Year End Rate
	USD	GBP	INR	CNY
2020	1.2271	0.8990	89.6605	8.0225
2019	1.1234	0.8508	80.1870	7.8205

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

Intangible Assets

Intangible assets, including software and licenses, that are acquired by the Company and have a finite useful life are measured at cost less accumulated amortization and any impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their useful lives.

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

Property, Plant and Equipment

Property, plant and equipment is carried at acquisition or manufacturing cost (for internally manufactured printers used in the Services segment or the research and development function) and depreciated on a straight-line basis over the estimated useful lives of the related assets, taking into account estimated residual values. Except the sale of used printers, realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected within other operating income or other operating expenses in the consolidated statement of comprehensive loss. Subsequent expenditures are capitalized only if it is probable that voxeljet will receive additional economic benefits from the particular asset associated with these expenditures, and the costs can be determined reliably. In those cases the assets are depreciated over their useful lives. Repair and maintenance expenditures are expensed as incurred. Land is not depreciated. Additions to property, plant and equipment relating to self-constructed 3D printers are considered non-cash transactions.

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

Impairment of non-financial assets

The Company continuously assesses or if there is a triggering event like the COVID-19 situation whether there is an indication that a non-financial asset may be impaired. Such assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset.

Earnings (loss) per share

Basic earnings per share amounts are calculated by dividing profit (loss) by the weighted average number of ordinary shares outstanding. There are no dilutive instruments issued and outstanding.

	2020	2019

	(in thousands of shares)

Weighted-average number of ordinary shares at 31 December	4,836	4,836

4. New standards and interpretations not yet adopted

The IASB issued a number of new IFRS standards or amendments to existing standards which are required to be adopted in annual periods beginning after December 31, 2020.

Standard	Effective date	Descriptions
IFRS 17	01/2021	Insurance Contracts
IAS 1	01/2022	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)

The adoption of standards effective 01/2020 did not have a material impact on the financial statements as of and for the year ended December 31, 2020. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2021 or later will have on its financial statements, but does not expect they will have a significant impact.

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

Recognition of derivative financial instruments

As described in Notes 12 and 19 to the consolidated financial statements, the Company has recognized embedded derivative financial assets amounting to kEUR 2,367 and embedded derivative financial liabilities amounting to kEUR 808 (collectively, the embedded derivative financial instruments), which are presented as current assets and liabilities, respectively. The embedded derivative financial instruments, which are embedded in Tranche A and B1 of the loan granted in Euros by the EIB, are required to be bifurcated and accounted for separate from the host contract because their value is dependent on the share price of the Company, which is not clearly and closely related to the host contract. The embedded derivative financial instruments are revalued at each balance sheet date, with changes in their fair value recorded within financial result of the consolidated statements of comprehensive loss. The fair value of the embedded derivative financial instruments, which are not traded in an active market, is determined by management using valuation techniques which are dependent on inputs such as share prices, share volume, discount rates and foreign currency exchange rates. Finance income (Tranche A) and expense (Tranche B1) resulting from the revaluations described above amounted to kEUR 93 and kEUR 808, respectively, for the year ended December 31, 2020.

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

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

	December 31,
	2020		2019
	Number of options	Weighted-average exercise price (USD)	Number of options	Weighted-average exercise price (USD)
Outstanding at January 1	353,400	14.46	353,400	14.46
Granted during the year	--	--	--	--
Exercised during the year	--	--	--	--
Forfeited during the year	--	--	--	--
Outstanding at December 31	353,400	14.46	353,400	14.46
Exercisable at December 31	--	--	--	--

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at December 31, 2020 no options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at December 31, 2020 amounts to 6.5 years (December 31, 2019: 7.5 years).

The expense recognized in the statement of comprehensive loss totaled kEUR 671, kEUR 671 and kEUR 604 for the years ended December 31, 2020, 2019 and 2018, respectively.

Increase of minority shareholding of voxeljet China

Set out below is summarized financial information for the subsidiary that has non-controlling interests that are material to the Group. The amounts disclosed for the subsidiary are based on IFRS and before inter-company eliminations.

December 31,
2020
(€ in thousands)
voxeljet China Co. Ltd.
Summarized balance sheet

Current assets	2,603
Current liabilities	4,351

Current net liabilities	1,748

Non-current assets	1,831
Non-current liabilities	852

Non-current net assets	979

Net liabilities	769

Accumulated NCI	(155)

Year Ended December 31,
2020
(€ in thousands)
voxeljet China Co. Ltd.
Summarized statement of comprehensive income

Revenue	2,179
Loss for the period	(473)
Other comprehensive income	--
Total comprehensive loss	(473)

Loss allocated to NCI	(142)

Year Ended December 31,
2020
(€ in thousands)
voxeljet China Co. Ltd.
Summarized cash flows

Cash flows from operating activities	(1,504)
Cash flows from investing activities	(39)
Cash flows from financing activities	963

Net increase/ (decrease) in cash and cash equivalents	(580)

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

The Company has not disclosed prior period information, as management considers it as not material.

7. Trade receivables

Credit terms provided to customers are determined individually and are dependent on already existing customer relationships and the customer’s payment history.

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Impairment

	Year Ended December 31,
	2020	2019

	(€ in thousands)
Balance at beginning of period	187	383
Provisions	52	38
Write-offs	(26)	(102)
Release to income	(30)	(132)
Balance at end of period	183	187

Release to income includes changes in expected loss allowance which amounted to a gain of kEUR 23 for the business year 2020, and were recorded in other operating income in the Company’s consolidated statements of comprehensive loss.

8. Inventories

Inventories consisted of the following for the years reported:

INVENTORIES BY CATEGORY

	December 31,
	2020	2019

	(€ in thousands)
Raw materials	3,733	4,109
Work in progress	7,661	8,350
Total	11,394	12,459

The reserve for slow-moving inventory regarding work in progress was kEUR 0 and kEUR 1 in 2020 and 2019, respectively.

9. Restructuring

voxeljet AG

At the end of 2019, a provision of kEUR 453 was made to cover the costs associated with a restructuring program announced by Management in November 2019 for the German operation. This program included the reduction of headcount mainly in production in order to adjust the capacity but also in further functions. Estimated restructuring costs mainly include employee termination benefits based on a voluntary program which has started on February 17, 2020. This program has been agreed with the workers’ council in a company agreement. On April 16, 2020, the voluntary program expired with the result that the desired reduction in headcount has been completely achieved through the voluntary program, and therefore the cost saving targets have been fully implemented. The provision for the restructuring has been completely used within 2020.

Twelve months ended December 31, 2019
Line items in statement of comprehensive loss / Components of restructuring charges	(€ in thousands)

Cost of sales	302
Employee termination costs	302

Selling expenses	77
Employee termination costs	77

Administrative expenses	45
Employee termination costs	45

Research and development expenses	29
Employee termination costs	29

Impact of restructuring	453

voxeljet UK

In 2019, the Company decided to consolidate 3D printing to serve all customers in Europe from the German service center and restructure the voxeljet UK entity. The restructuring included reduction in headcount and disposal of certain assets. Consequently the lease of the Milton Keynes facility has been early-terminated and ended at the end of May 2020.

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

After the restructuring launched in 2019, management initiated in December 2020 the liquidation process of voxeljet UK. Following cost-benefit considerations and taking into account the subsidiary's main purpose -particularly attracting customers attention to voxeljet’s products- management came to the conclusion, that it is not necessary to maintain a legal entity in the UK. The remaining employees, solely sales representatives, have been transferred to voxeljet AG and will continue to focus on selling 3D printed parts and 3D printers in the United Kingdom and Northern Europe. The wind-up will help to reduce overall costs, especially within the function administration, but not at all adversely affect the activities of the UK colleagues.

10. Intangible assets and property, plant and equipment

Intangible assets

	December 31,
	2020	2019

	(€ in thousands)
Software	806	611
Licenses	56	83
Prepayments made on intangible assets	281	662
Total	1,143	1,356

In 2020, prepayments amounting to kEUR 454 related to capitalized customizing cost in connection with our ERP system have been transferred to software as the project has been completed. The decrease related to software is related to the scheduled amortization partially offset by additions.

Property, plant and equipment

	December 31,
	2020	2019

	(€ in thousands)
Land, buildings and leasehold improvements	18,698	20,045
Plant and machinery	3,982	5,779
Other facilities, factory and office equipment	1,039	1,459
Assets under construction and prepayments made	55	60
Total	23,774	27,343
Thereof pledged assets of Property, Plant and Equipment	13,069	6,618

The pledged assets consist of the new office building and the new production hall, which were completed in 2017, as well as seven (in 2019: eight) 3D printers that serve as collateral for certain credit lines and loan agreements. In March 2020, voxeljet pledged land and facilities located in Friedberg, Germany in favor of the EIB.

Amounts added to plant and machinery relating to self-constructed 3D printers are considered non-cash transactions, which totaled to kEUR 516 and kEUR 883 in the years ended December 31, 2020 and 2019, respectively.

The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the years 2020 and 2019, respectively:

2020

	(€ in thousands)
	Acquisition and manufacturing cost						Accumulated depreciation and amortization					Carrying amount
	01/01/2020	Additions	Disposals	Transfer	FX	12/31/2020	01/01/2020	Current year	Disposals	FX	12/31/2020	12/31/2020
Intangible assets
Software	1,551	69	26	454	(2)	2,046	940	327	26	(1)	1,240	806
Licenses	245	--	--	--	--	245	162	27	--	--	189	56
Prepayments made on intangible assets	662	89	16	(454)	--	281	--	--	--	--	--	281
Total	2,458	158	42	0	(2)	2,572	1,102	354	26	(1)	1,429	1,143
Property, plant and equipment
Land, buildings and leasehold improvements	22,885	13	65	--	(370)	22,463	2,840	1,001	2	(74)	3,765	18,698
Plant and machinery	14,032	752	4,595	--	(529)	9,660	8,253	1,551	3,921	(205)	5,678	3,982
Other facilities, factory and office equipment	4,142	189	314	--	(41)	3,976	2,683	536	257	(25)	2,937	1,039
Assets under construction and prepayments made	60	--	--	--	(5)	55	--	--	--	--	--	55
Total	41,119	954	4,974	0	(945)	36,154	13,776	3,088	4,180	(304)	12,380	23,774

2019

	(€ in thousands)
																Carrying
	Acquisition and manufacturing cost									Accumulated depreciation and amortization						amount
		Recognition of
		right-of-use
		asset on
		initial	Adjusted
		application of	balance at								Current
	01/01/2019 (1)	IFRS 16	01/01/2019	Additions	Disposals	Revaluation	Transfer	FX	12/31/2019	01/01/2019	year	Disposals	Transfer	FX	12/31/2019	12/31/2019
Intangible assets
Software	1,446	--	1,446	94	--	--	10	1	1,551	659	280	--	--	1	940	611
Licenses	245	--	245	--	--	--	--	--	245	136	26	--	--	--	162	83
Prepayments made on intangible assets	524	--	524	148	--	--	(10)	--	662	--	--	--	--	--	--	662
Total	2,215	--	2,215	242	--	--	--	1	2,458	795	306	--	--	1	1,102	1,356
Property, plant and equipment
Land, buildings and leasehold improvements	18,909	3,109	22,018	1,651	369	(534)	--	119	22,885	1,824	1,095	83	--	4	2,840	20,045
Plant and machinery	19,211	112	19,323	1,194	6,769	(1)	40	245	14,032	10,164	2,198	4,162	13	40	8,253	5,779
Other facilities, factory and office equipment	3,801	280	4,081	449	411	(1)	--	24	4,142	2,423	608	356	--	8	2,683	1,459
Assets under construction and prepayments made	16	--	16	59	16	--	--	1	60	--	--	--	--	--	--	60
Subtotal	41,937	3,501	45,438	3,353	7,565	(536)	40	389	41,119	14,411	3,901	4,601	13	51	13,776	27,343
Leased products	203	--	203	--	41	--	(163)	1	--	54	4	18	(40)	--	--	--
Total	42,140	3,501	45,641	3,353	7,606	(536)	(123)	390	41,119	14,465	3,905	4,619	(27)	51	13,776	27,343

(1) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 3 “Summary of significant accounting policies” to the consolidated financial statements.

11. Other liabilities and provisions

	December 31,
	2020	2019

	(€ in thousands)
Employee bonus	334	397
Liabilities from payroll	237	301
Accruals for commissions	236	38
Accrual for warranty	228	241
Accruals for compensation of supervisory board	180	180
Accruals for vacation and overtime	124	190
Accruals for licenses	68	62
Liabilities from VAT	27	32
Accrual for restructuring	--	604
Others	149	284
Total	1,583	2,329

As of December 31, 2020, other liabilities and provisions include kEUR 5 as non-current related to the line item others.

The accruals for restructuring as of December 31, 2019 amounting to kEUR 604 related to voxeljet AG (kEUR 453) and voxeljet UK (kEUR 151). For further information, see Note 9 of the consolidated financial statements.

	(€ in thousands)
	January 1, 2020	Usage	Addition	Reversal	December 31, 2020
Employee bonus	397	(397)	334	--	334
Liabilities from payroll	301	(301)	237	--	237
Accruals for commissions	38	(38)	236	--	236
Accrual for warranty	241	(241)	228	--	228
Accruals for compensation of supervisory board	180	(180)	180	--	180
Accruals for vacation and overtime	190	(190)	124	--	124
Accruals for licenses	62	(62)	68	--	68
Accruals for education and training	--	--	41	--	41
Accrual for restructuring	604	(604)	--	--	--
Total	2,013	(2,013)	1,448	--	1,448

The Group expects to settle the majority of the other liabilities and provisions over the next year.

12. Additional disclosures to financial instruments

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Group uses the following hierarchy for determining the fair value of financial instruments:

●	Level 1: Quoted prices of the respective financial asset or financial liability in active markets

●	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Input parameters not based on observable market data

Further, for the current year the fair value disclosure of lease liabilities is not required.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
			amortized	at amortized	carrying
12/31/2020	FVTPL	FVOCI	cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	5,351	5	20,008	--	15,360

Current assets	5,351	--	10,004	--	15,355

Cash and cash equivalents	--	--	5,324	--	5,324

Financial assets	5,351	--	--	--	5,351	2,984	2,367	--	5,351
Bond funds	984	--	--	--	984	984	--	--	984
Bond funds (restricted)	2,000	--	--	--	2,000	2,000	--	--	2,000
Derivative financial instruments	2,367	--	--	--	2,367	--	2,367	--	2,367

Trade receivables, net	--	--	4,680	--	4,680

Non-current assets	--	5	--	--	5

Financial assets	--	5	--	--	5	--	--	5	5
Equity securities	--	5	--	--	5	--	--	5	5

Total liabilities	808	--	--	25,108	29,040

Current liabilities	808	--	--	20,606	21,726

Trade payables	--	--	--	1,956	1,956

Financial liabilities	808	--	--	18,650	19,770	--	808	24,858	25,666
Derivative financial instruments	808	--	--	--	808	--	808	--	808
Long-term debt	--	--	--	18,650	18,650	--	--	24,858	24,858
Lease liability	--	--	--	--	312	--	--	--	n/a

Non-current liabilities	--	--	--	4,502	7,314

Financial liabilities	--	--	--	4,502	7,314	--	--	4,203	4,203
Long-term debt	--	--	--	4,502	4,502	--	--	4,203	4,203
Lease liability	--	--	--	--	2,812	--	--	--	n/a

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2019			cost	cost	amount	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value

Current assets
Bond funds (1)	3,667	--	--	--	3,667	3,667	--	--	3,667
Bond funds (restricted) (1)	2,000	--	--	--	2,000	2,000	--	--	2,000
Note receivable (1)	1,278	--	--	--	1,278	1,278	--	--	1,278

Non-current assets
Derivative financial instruments (2)	2,274	--	--	--	2,274	--	2,274	--	2,274
Equity securities	--	5	--	--	5	--	--	5	5

Financial assets not measured at fair value

Current assets
Cash and cash equivalents	--	--	4,368	--	4,368	4,368	--	--	4,368
Restricted Cash	--	--	463	--	463	463	--	--	463
Trade and other receivables	--	--	5,915	--	5,915	--	--	--	--

Financial liabilities not measured at fair value

Current liabilities
Long-term debt (3)	--	--	--	10,864	10,864	--	--	10,858	10,858
Trade payables	--	--	--	2,797	2,797	--	--	--	n/a

Non-current liabilities
Long-term debt (3)	--	--	--	6,682	6,682	--	--	6,148	6,148

(1) Comparative figures for the year ended December 31, 2019, were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019, were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(3) Previously presented under level 2.

The financial assets with a carrying amount of kEUR 5,356 reported on the Company’s statement of financial position at December 31, 2020 were comprised of investments in two bond funds (kEUR 2,984, thereof kEUR 2,000 restricted), a derivative financial instrument (kEUR 2,367) all reported as current financial assets and equity securities (kEUR 5) reported as a non-current asset.

The financial assets with a carrying amount of kEUR 9,687 reported on the Company’s statement of financial position at December 31, 2019 were comprised of investments in four bond funds (kEUR 5,667, thereof kEUR 2,000 restricted), one note receivable (kEUR 1,278) and restricted cash (kEUR 463), all reported as current financial assets, an equity forward (kEUR 2,274) and equity securities (kEUR 5) reported as a non-current asset.

The valuation techniques used to value financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds and note receivable was determined based on the quoted unit prices received by the fund management company.

The fair value of the derivative financial instruments that are not traded in an active market is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. The fair values have been determined based on share prices and the discount rates used were adjusted for counterparty or own credit risk.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, credit lines and bank overdrafts approximate fair value.

The group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

In 2020, there were no transfers of financial instruments measured at fair value between level 1 and level 2.

The following table provides an overview of the gains and losses for financial assets and liabilities AC and FVTPL:

Year Ended December 31,
2020
(€ in thousands)
Financial asset measured at amortized cost	(31)
Total interest expense	(3)
Other operating income from change of impairment	182
Other operating income from unrealized foreign currency translation	50
Other operating expense from change of impairment	(120)
Other operating expense from unrealized foreign currency translation	(140)
Financial asset measured at fair value through profit or loss	94
Total interest income	171
Total interest expense	(10)
Other operating income from unrealized foreign currency translation	32
Other operating expense from unrealized foreign currency translation	(99)
Financial liabilties measured at amortized cost	(1,769)
Total interest expense	(1,769)
Other operating income from unrealized foreign currency translation	3
Other operating expense from unrealized foreign currency translation	(3)
Financial liabilties measured at fair value through profit or loss	(808)
Total interest expense	(808)
Total	(2,514)

The Company has not disclosed prior period information, as management considers it as not material.

The following table provides an overview of all outstanding loans voxeljet entered into:

				December 31, 2020		December 31, 2019
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount
				(€ in thousands)
Secured bank loan	EUR	3.27%	2020	800	--	800	73
Secured bank loan	EUR	2.29%	2021	700	110	700	254
Secured bank loan	EUR	2.35%	2021	1,000	70	1,000	278
Secured bank loan	EUR	2.47%	2038	2,000	1,695	2,000	1,774
Secured bank loan	EUR	2.72%	2038	1,000	848	1,000	887
Secured bank loan	EUR	2.42%	2038	500	429	500	448
Secured bank loan	EUR	2.73%	2037	500	472	500	446
Secured bank loan	EUR	1.75%	2040	1,000	887	1,000	899
Secured bank loan	EUR	2.48%	2022	675	238	675	376
Secured bank loan	EUR	2.49%	2024	500	332	500	429
Unsecured bank loan	EUR	3.92%	2025	29	24	29	24
Unsecured bank loan	USD	2.90%	2022	40	10	40	17
Secured bank loan	EUR	0.00%	2022	10,000	12,549	10,000	11,641
Secured bank loan	EUR	12.00%	2025	5,000	5,478	--	--
Lease liabilities	EUR	1.6%-9.3%	2020-2029	3,592	3,124	3,988	3,610
Total interest-bearing liabilities				27,336	26,266	22,732	21,156

The secured bank loans are secured over land and buildings, machinery and equipment and pledged bond funds with a carrying amount of kEUR 15,000 (2019: kEUR 5,000), kEUR 1,104 (2019: kEUR 1,618) and kEUR 2,000 (2019: kEUR 2,000), respectively.

In 2016, voxeljet concluded new loan agreements with Kreissparkasse Augsburg, Germany, to finance the construction of new office and production facilities in Friedberg: (i) in February 2016, the Company entered into a € 2.0 million loan agreement due May 31, 2038. Interest is payable at a fixed rate of 2.47%; (ii) in February 2016, the Company entered into a € 1.0 million loan agreement due April 30, 2038. Interest is payable at a fixed rate of 2.72%; (iii) in February 2016, the Company entered into a € 1.0 million loan agreement due April 30, 2040. Interest is payable at a variable rate of 1.75%; (iv) In December 2016, the Company entered into a € 0.5 million loan agreement due July 30, 2038. Interest is payable at a fixed rate of 2.42%; and (v) in December 2016, the Company entered into a € 0.5 million loan agreement due September 30, 2037. Interest is payable at a fixed rate of 2.73%. Among other terms, the loan agreements contain (i) certain covenants, including that voxeljet deposit € 2.0 million with Kreissparkasse Augsburg until it has reached a certain ratio with respect to its ability to service the debt by the end of fiscal year 2019, and (ii) change of control provisions concerning the ownership of the Company by its executive officers, Dr. Ingo Ederer and Rudolf Franz. As of December 31, 2019, voxeljet was in non-compliance with that ratio and therefore pledged € 2.0 million of bond funds for the benefit of the lender. In addition, the land owned by voxeljet upon which the facilities will be built as well as three 3D printers will serve as collateral under the loan agreements.

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

On November 9, 2017, the EIB and the Company entered into the Finance Contract and a Synthetic Warrant Agreement (the “Synthetic Warrant Agreement”) to support the Company’s undertaking of research and development projects for growth from 2017 to 2020 and beyond. The contract provides a credit of up to € 25 million in three tranches of € 10 million, € 8 million, and € 7 million.

Under the Finance Contract, the Company may borrow under the credit up to € 25 million, subject to a limit of 50% of the total research and development expenditures and manufacturing capital expenditures from 2017 to 2020 and beyond. The interest rates for the three tranches are 0%, 7% and 3%, respectively. The Company may borrow the second and third tranche only if certain revenue and EBITDA levels are met. The Finance Contract also includes a financial covenant that requires the Company to meet certain minimum financial ratios from 2019 to 2025. Under a First Demand Guarantee Agreement the Finance Contract is guaranteed by the voxeljet USA subsidiary.

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

The Company has breached its Total Net Financial Debt to EBITDA ratio financial covenant and was in non-compliance with the letters of credit limit under the Finance Contract with the EIB as of December 31, 2019, under which the Company has to comply with certain minimum thresholds. As a result of the breach, the Company reclassified the face value of the loan of kEUR 10,000 from a non-current liability to a current liability as of December 31, 2019. After negotiations with the EIB, which started in July 2019, in March 2020, voxeljet received a waiver for the covenant breach in 2019 and also a grace period until March 31, 2021, within which voxeljet could rectify the breach and during which the EIB could not demand immediate repayment. In return, the Company registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the EIB in March 2020. In June 2020, the Company announced that the EIB and voxeljet further expanded their partnership. The EIB disbursed € 5.0 million of the second tranche (tranche B1) of the loan in June 2020 with a bullet repayment after five years. In addition, the EIB and the Company amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with the Minimum Cash Covenant. As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, the Company was in compliance with the Minimum Cash Covenant. However, in March 2021, the Company discovered that its calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, the Company was not in compliance with the Minimum Cash Covenant as of December 31, 2020. Also in March 2021, the Company received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant.

At the time tranche B1 of € 5 million was received in June 2020, the EIB under the Synthetic Warrant Agreement, as last amended on May 29, 2020, was entitled to receive as consideration cash equal to the market value of 404,928 ordinary shares of the Company (or equivalent number of ADS of the Company) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down of the first tranche). Related to tranche B1, voxeljet and the EIB also agreed under the Finance Contract, last amended on May 29, 2020, a PIK interest (payment in kind interest) rate of 5% in addition to a 7% fixed interest rate.

13. Cost of sales

Cost of sales includes personnel expenses, cost of material, purchased services, cost for finished goods and allocated indirect costs related to production.

COST OF SALES

	Year Ended December 31,
	2020	2019	2018 (1)

	(€ in thousands)
Personnel expenses	(4,594)	(5,583)	(5,404)
Material costs	(6,559)	(6,796)	(7,082)
Depreciation	(2,158)	(2,686)	(2,197)
Other expenses	(1,502)	(2,382)	(2,598)
Allowance for slow-moving inventory	1	21	417
Total	(14,812)	(17,426)	(16,864)

(1) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 3 “Summary of significant accounting policies” to the consolidated financial statements.

In 2020, other expenses primarily consisted of expenses related to insurances (kEUR 283), cost of maintenance (kEUR 208), travel expenses (kEUR 171), rental and building expenses (kEUR 104) and license fees (kEUR 53).

In 2019, other expenses primarily consisted of cost of maintenance (kEUR 535), travel expenses (kEUR 312), expenses related to insurances (kEUR 269) rental and building expenses (kEUR 149) and license fees (kEUR 57).

In 2018, other expenses primarily consisted of rental and building expenses (kEUR 491), travel expenses (kEUR 294) and license fees (kEUR 92).

14. Other operating income and expense

The details of other operating income and expenses are presented for the years reported in the tables below:

OTHER OPERATING INCOME

	Year Ended December 31,
	2020	2019	2018

	(€ in thousands)
Government grant income	321	21	11
Amortization of gain on sale and leaseback transactions	--	--	119
Reimbursement of transaction costs	68	127	121
Gains from foreign exchange transactions	849	1,657	794
Other	365	338	252
Total	1,603	2,143	1,297

Other operating income includes an amount of kEUR 75 (2019: kEUR 132, 2018: kEUR 38) for the movement of impairment on trade receivables.

OTHER OPERATING EXPENSE

	Year Ended December 31,
	2020	2019	2018

	(€ in thousands)
Impairment loss on trade receivables	120	60	224
Losses from foreign exchange transactions	2,545	880	511
Impairment loss on inventory	100	--	--
Other	34	5	16
Total	2,799	945	751

15. Financial result

The details of financial result are presented for the years reported in the table below:

	Year Ended December 31,
	2020	2019 (1) (2)	2018 (1) (2)

	(€ in thousands)
Interest expense	(2,589)	(1,349)	(1,279)
Interest expense on lease liability (2018: Finance lease obligations)	(167)	(190)	(69)
Long-term debt	(1,602)	(993)	(944)
Expense from revaluation of derivative financial instruments	(808)	(106)	--
Fair value valuation of financial assets	(10)	--	(136)
Other	(2)	(60)	(130)
Interest income	184	318	2,158
Payout of bond funds	78	126	58
Income from revaluation of derivative financial instruments	93	--	2,065
Fair value valuation of financial assets	--	174	18
Other	13	18	17

Financial result	(2,405)	(1,031)	879

(1) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

16. Income taxes

Income taxes consist of the following for the years reported:

Income tax (expense) income

	Year Ended December 31,
	2020	2019 (1) (2)	2018 (1) (2)

	(€ in thousands)
Current tax (expense) income	--	--	--
Deferred tax (expense) income	88	(39)	(64)
Total	88	(39)	(64)

(1) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

Deferred tax assets and liabilities

The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	December 31,
	2020		2019

	(€ in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Trade receivables	--	(8)	--	(8)
Other receivables and current assets	1,092	(92)	1,050	(118)
Inventories	16	(291)	11	--
Property, Plant & Equipment	5	(559)	99	(603)
Trade liabilities	429	--	206	--
Current financial liabilities	1,148	--	1,020	(183)
Current financial assets	65	--	--	(710)
Other current liabilities and provisions	239	(2,053)	19	(887)
Contract liabilities	762	(762)	247	(247)
Non-current other assets	--	(28)	--	--
Non-current financial liabilities	764	--	--	--
Non-current financial assets	--	(663)
Intangible assets	--	--	--	(1)
Tax losses carried forward	138	--	227	--
Valuation allowance	(248)	(6)	(265)	--
Tax assets (liabilities)	4,410	(4,462)	2,615	(2,757)
Set off of tax	(4,410)	4,410	(2,615)	2,615
Net tax	--	(52)	--	(142)

At December 31, 2020 voxeljet had gross loss carry-forwards for corporation tax and trade tax losses of kEUR 49,698 and kEUR 48,630, respectively, for which no deferred taxes have been recognized. These tax losses can be carried forward without restriction for future offset against taxable profits.

In addition, there are foreign tax loss carry-forwards from voxeljet Amercia amounting to kEUR 2,480, also without restriction for future offset against taxable profits.

Foreign tax loss carry-forwards from voxeljet China and voxeljet India amounting to kEUR 3,126 and kEUR 326, which can be carried forward for five and eight years, respectively for future offset against taxable profits.

Reconciliation of profit before income taxes to income tax

The reconciliation between profit before income taxes and income tax benefit (expense) for the reporting periods presented was as follows:

RECONCILIATION OF INCOME TAX BENEFIT (EXPENSE)

	Year Ended December 31,
	2020	2019 (1) (2)	2018 (1) (2) (3)

	(€ in thousands)
Loss before tax	(15,569)	(13,939)	(8,683)
Tax expense at prevailing statutory rate (28%)	4,359	3,903	2,431
Non-deductible expenses	(732)	(447)	(196)
Non-taxable income	80	--	242
Tax-rate related differences	(69)	(198)	(128)
Unrecognized temporary differences and tax losses	(3,550)	(3,297)	(2,413)
Income tax (expense) income	88	(39)	(64)

(1) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(3) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 3 “Summary of significant accounting policies” to the consolidated financial statements.

17. Personnel expenses

Personnel expenses included in cost of sales, research and development, and selling and administrative expenses are comprised of the following:

PERSONNEL EXPENSES

	Year Ended December 31,
	2020	2019	2018

	(€ in thousands)
Wages and salaries	11,568	13,885	12,772
Employee stock option plan	671	671	604
Social security contributions	2,289	2,710	2,527
Total	14,528	17,266	15,903

voxeljet AG offers to its employees a defined contribution plan called “MetallRente”. The contributions paid by the Company amounted to kEUR 65, kEUR 66 and kEUR 61 for the years ended December 31, 2020, 2019 and 2018, respectively and is presented within social security contributions. The employer’s contribution into the mandatory German state plan amounted to kEUR 754, kEUR 889 and kEUR 849 for the years ended December 31, 2020, 2019, and 2018, respectively.

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

The following table summarizes segment reporting for each of the reporting periods ended December 31. As management’s controlling instruments are mainly revenue-based, the reporting information does not include a detailed breakdown of all assets and liabilities by category. The sum of the amounts for the two segments equals the total for the Company for each of the years presented.

SEGMENT REPORTING

	Year Ended December 31,
	2020
	(€ in thousands)
			CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	13,159	9,011	(603)	21,567
third party	12,556	9,011	—	21,567
intra-segment	603	—	(603)	—
Cost of sales	(8,115)	(6,697)		(14,812)
Gross profit	4,441	2,314		6,755
Gross profit in %	35.4%	25.7%		31.3%
Operating Expenses				(18,723)
Other operating expenses				(2,799)
Other operating income				1,603
Operating loss				(13,164)
Finance expense				(2,589)
Finance income				184
Financial result				(2,405)
Loss before income taxes				(15,569)
Income tax income (expense)				88
Net loss				(15,481)

	Year Ended December 31,
	2019		2018 (1)

	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	13,454	11,148	12,248	13,761
Gross profit	4,284	2,892	3,708	5,437
Gross profit in %	31.8%	25.9%	30.3%	39.5%
PPE	13,093	14,250	11,804	15,871

(1) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 3 “Summary of significant accounting policies” to the consolidated financial statements.

Systems revenues include revenues from the sales of used 3D printers of kEUR 2,328, kEUR 2,007, and kEUR 1,489 for the years ended December 31, 2020, 2019, and 2018, respectively.

Geographic information

REVENUES BY GEOGRAPHICAL REGION

voxeljet’s revenues and non-current assets are presented below by geographic region. For purposes of this presentation, revenues are based on the geographic location of customers and assets are based on their geographic location.

voxeljet’s revenues were generated in the following geographical regions for the years reported:

	Year Ended December 31,
	2020	2019	2018

	(€ in thousands)
EMEA	11,466	11,265	14,673
Germany	4,647	4,474	6,605
France	841	1,314	2,667
Great Britain	963	1,224	1,050
Others	5,015	4,253	4,351
Asia Pacific	4,521	6,302	5,450
South Korea	1,787	1,242	888
China	1,101	3,993	2,134
Indonesia	93	55	1,819
Others	1,540	1,012	609
Americas	5,580	7,035	5,886
United States	5,453	6,843	5,802
Others	127	192	84
Total	21,567	24,602	26,009

Revenues generated in the region Asia Pacific included kEUR 1,406 related to Japan for the business year 2020, presented in others. Revenues generated in the region EMEA included kEUR 1,322 related to Russia for the business year 2020, presented in others.

NON-CURRENT ASSETS BY GEOGRAPHICAL REGION

	December 31,
	2020	2019 (1) (2)

	(€ in thousands)
EMEA	19,730	23,211
Germany	19,730	23,208
Great Britain	--	3
Asia Pacific	1,609	2,095
Americas	3,751	5,746
United States	3,751	5,746
Total	25,090	31,052

(1) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 and December 31, 2018 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

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

The Company’s principal financial instruments are comprised of short-term bank deposits at commercial institutions, bond funds, lease obligations and long-term debt. The main purpose of the financial asset instruments is to provide a return on investments with minimal risk. The Company has other financial assets and liabilities including trade receivables and trade payables, which arise directly from its operations.

The main purpose of the financial liability instruments is to fund the Company’s operations and research and development activities. Portions of the long-term debt include two embedded derivative financial instruments, one recorded as a financial assets one recorded as a financial liabilities, related to a future interest payment which are linked to the Company’s stock price (Performance Participation Interest).

The main risks arising from the Group’s financial instruments are liquidity risk, foreign exchange risk, credit risk, interest rate risk and equity price risks. The measures taken by Management to manage each of these risks are summarized below.

Material transactions related to activities in the area of financial instruments like entering into loan agreements or investments in bond funds require the prior approval of the Chief Financial Officer. The Company did not enter into any derivative financial instruments for hedging purposes in 2020.

Management receives a weekly reporting of the current liquidity of the Group by entity. Furthermore, a monthly cash flow plan meeting has been established, where Management reviews the cash forecasts and the future development of flows of funds on an ongoing basis.

Foreign exchange risk

The Company is exposed to foreign exchange risk to the extent that there is a difference between the currencies in which sales, purchases and borrowings are denominated and the respective functional currencies of subsidiaries of the Group. The functional currencies of the parent company voxeljet AG and its subsidiaries are the Euro, U.S. Dollar, British Pound Sterling, Indian rupee and Chinese yuan renminbi. The majority of the sale, purchase and borrowing transactions are denominated in the functional currency of the parent company or its subsidiaries. The Company’s most significant foreign exchange risk relates to intercompany loans made to subsidiaries, as described below.

The Company invoiced 68% in 2020, 62% in 2019 and 70% in 2018 of total revenues in Euro. As revenues in foreign currency usually correspond to costs which are incurred in the same currency, we consider the risk as minor.

voxeljet has provided intercompany loans to its subsidiaries to finance their operations. The loans were granted in the local currency of the subsidiaries. Gains and losses from movements in exchange rates are recorded within other operating income or expense in the consolidated statement of comprehensive loss. 2020 the amount loaned to voxeljet UK by voxeljet AG totaled GBP 7.9 million (€ 8.7 million). A relative increase/decrease in the value of the Euro against the British Pound Sterling of 10% would lead to a loss of € 0.8 million/gain of € 1.0 million. As of December 31, 2019 the amount loaned to voxeljet UK by voxeljet AG totaled GBP 7.8 million (€ 9.1 million). A relative increase in the value of the Euro against the British Pound Sterling of 10% would have led to a loss of € 0.8 million. The amount loaned to voxeljet America totaled to USD 9.0 million (€ 7.4 million) as of December 31, 2020. An increase/decrease in the value of the Euro against the U.S. Dollar of 10% would lead to a loss of € 0.7 million/gain of € 0.8 million. As of December 31, 2019 the amount loaned to voxeljet America totaled to USD 5.6 million (€ 5.0 million). An increase in the value of the Euro against the U.S. Dollar of 10% would have led to a loss of € 0.5 million.

For the year ended December 31, 2020, voxeljet generated 31.7% of its revenues in the eurozone. Additionally, the majority of the Company’s sourcing transactions are also transacted in Euros in that zone.

The significant exchange rates which have been applied during the years presented are disclosed in Note 3.

Interest rate risk

voxeljet’s principal interest-bearing positions are liabilities for bank borrowings and lease liabilities. These liabilities are entirely at a fixed interest rate, with one exception. As such, changes in market interest rates have no material effect on future interest expenses. A change of 10 base points in interest rates would increase or decrease interest expense by less than kEUR 2.

In connection with the first tranche amounting to € 10.0 million and the first portion of the second tranche (tranche B1) amounting to € 5.0 million, both related to the loan received by the EIB, the Company issued in each case a warrant, Performance Participation Interest (PPI), accounted for separately as derivative financial instruments from the host contract (loan financial liability), with changes in fair value reported in the consolidated statements of comprehensive loss until the derivative financial instruments settle or expire. Both portions of the loan are accounted for according to the effective interest method. The effective interest rate of the first tranche is 7.58% and of the first portion of the second tranche is 17.57%. In each case, the effective interest rates were imputed after bifurcation of each embedded derivative financial instrument on the date of the loan disbursement. Changes in the market interest rate will not affect the loan accounting. However, the derivative instruments are affected by changes in the risk-free rate. Increases in the risk-free rate will lead to a decrease of the fair value of the derivative instruments; decreases in the risk-free rate will lead to an increase in the fair value of the derivative instruments.

Equity price risk

The Company is also exposed to equity price risks which arise from embedded derivative financial instruments (PPI) bifurcated from the loans received by the EIB as mentioned above, which depend upon the Company’s share price. Changes in the Company’s share price will affect the value of the equity forward derivative instruments (increasing share prices as compared to the share price at disbursement date will lead to a negative fair value of the derivatives, decreasing share prices will lead to a positive fair value of the derivatives). An increase/decrease of the price per share by USD 1.00 leads to a decrease/increase of the derivative asset (Tranche A) by approximately kEUR 207. An increase/decrease of the price per share by USD 1.00 leads to a increase/decrease of the derivative liability (Tranche B1) by approximately kEUR 330.

Credit risk

Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables) and from its financing activities, including deposits and investments with financial institutions. Therefore, the carrying amount of cash and cash equivalents, other current financial assets, and trade receivables represents the maximum credit exposure of € 15.4 million (2019: € 17.7 million).

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. However, Management also considers factors that influence the credit risk of its customer base, including the default risk of the industry and the country in which the customer operates. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. There were no customer loans outstanding as of December 31, 2020 and 2019. Since 2018, the Company calculates an expected credit loss (ECL) based on the risk scoring its customers’ according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is calculated after deducting from trade receivables a loss allowance based on actual credit loss experience.

December 31, 2020
		Equivalent to external
		credit rating	Weighted-average	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	loss rate	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	1,686	2	1,684
Grades 5-7:	Fair risk	B+ to BBB	1.3%	2,209	29	2,180
Grades 8-9:	Substandard	CCC- to B	7.0%	876	61	815
Grade 10:	Doubtful	C to CC	25.0%	2	1	1
Grade 11:	Loss	D	100.0%	15	15	0
				4,788	108	4,680

December 31, 2019
		Equivalent to external
		credit rating	Weighted-average	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	loss rate	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	2,400	4	2,396
Grades 5-7:	Fair risk	B+ to BBB	1.3%	3,132	42	3,090
Grades 8-9:	Substandard	CCC- to B	7.0%	233	16	217
Grade 10:	Doubtful	C to CC	25.0%	283	71	212
Grade 11:	Loss	D	100.0%	--	--	--
				6,048	133	5,915

The Group limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A-3 based on Standard & Poor’s or P-2 based on Moody’s.

The bank deposit are held with financial institutions, which are rated BBB to A2 based on Standard & Poor’s and Moody’s.

Liquidity risk

Liquidity risk is the risk that voxeljet might not have sufficient cash to meet its payment obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation of the Company. Liquidity risk is countered by systematic, day-by-day liquidity management whose fundamental requirement is that solvency must be guaranteed at all times. A major responsibility of management is to monitor the cash balances and to set up and update cash planning on a monthly basis to ensure liquidity. At all times cash and cash equivalents are projected on the basis of a regular financial and liquidity planning. The monitoring includes the expected cash inflows on trade and other receivables together with expected cash outflows from trade and other payables and financing liabilities. For further discussion see Note 2.

The following are the contractual cash flows of financial liabilities and trade payables at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

	December 31,
	2020
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Long-term debt	23,152	(31,280)	(295)	(25,236)	(915)	(625)	(4,209)
Lease liability	3,124	(3,715)	(71)	(341)	(1,627)	(637)	(1,039)
Trade payables	1,956	(1,956)	(1,956)	--	--	--	--
Total	28,232	(36,951)	(2,322)	(25,577)	(2,542)	(1,262)	(5,248)

	December 31,
	2019
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Long-term debt	17,546	(22,050)	(178)	(10,818)	(1,252)	(5,296)	(4,506)
Lease liability	3,610	(4,409)	(102)	(447)	(1,054)	(1,307)	(1,499)
Trade payables	2,797	(2,797)	(2,797)	--	--	--	--
Total	23,953	(29,256)	(3,077)	(11,265)	(2,306)	(6,603)	(6,005)

In spite of the significant cash outflow in 2020 and 2019, the Company’s short and mid-term liquidity needs are currently covered. This is supported through the current liquidity forecast including certain sensitivities. The 24-months business plan includes further raising of additional capital through additional debt, equity or other alternatives to ensure the cash requirements of the Company. The cash position of the Company has significantly improved in the first quarter of 2021 due to two successful capital increases in January and February 2021.

20. Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities		Equity
(€ in thousands)	Other loans and borrowings	Lease liabilities	Subscribed capital	Capital reserves	Accumulated deficit (1) (2)	Non-controlling interests	Total (1) (2)
Balance at January 1, 2020	17,546	3,610	4,836	88,077	(60,124)	(13)	53,932

Changes from financing cash flows

Proceeds from loans and borrowings	5,000	—	—	—	—	—	5,000
Repayment of borrowings	(863)	—	—	—	—	—	(863)
Payment of lease liabilities	—	(412)	—	—	—	—	(412)
Total changes from financing cash flows	4,137	(412)	—	—	—	—	3,725

Other changes
Liability-related
New leases	—	(138)	—	—	—	—	(138)
Reclassification	—	22	—	—	—	—	22
Interest expense	1,602	167	—	—	—	—	1,769
Interest paid	(133)	(125)	—	—	—	—	(258)
Total liability-related other changes	1,469	(74)	—	—	—	—	1,395
							—
Total equity-related other changes	—	—	—	671	(15,339)	(142)	(14,810)
							—
Balance at December 31, 2020	23,152	3,124	4,836	88,748	(75,463)	(155)	44,242

	Liabilities			Equity
(€ in thousands)	Other loans and borrowings	Finance lease liabilities	Lease liabilities	Subscribed capital	Capital reserves	Accumulated deficit (1) (2)	Non-controlling interests	Total (1) (2)
Balance at January 1, 2019	17,066	105	—	4,836	86,803	(46,410)	35	62,435
Adjustment on initial application of IFRS 16	—	(105)	3,574	—	—	—	—	3,469
Restated balance at January 1, 2019	17,066	—	3,574	4,836	86,803	(46,410)	35	65,904

Changes from financing cash flows

Proceeds from loans and borrowings	529	—	—	—	—	—	—	529
Repayment of borrowings	(969)	—	—	—	—	—	—	(969)
Payment of lease liabilities	—	—	(397)	—	—	—	—	(397)
Proceeds from issuance of shares	—	—	—	—	—	—	—	—
Total changes from financing cash flows	(440)	—	(397)	—	—	—	—	(837)

Other changes
Liability-related
New leases	—	—	954	—	—	—	—	954
Reclassification	920	—	(521)	—	—	—	—	399
Interest expense	993	—	190	—	—	—	—	1,183
Interest paid	(993)	—	(190)	—	—	—	—	(1,183)
Total liability-related other changes	920	—	433	—	—	—	—	1,353
								—
Total equity-related other changes	—	—	—	—	1,274	(13,714)	(48)	(12,488)
								—
Balance at December 31, 2019	17,546	—	3,610	4,836	88,077	(60,124)	(13)	53,932

(1) Comparative figures for the year ended December 31, 2019, were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019, were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

21. Capital management

Management’s aim is to maintain a sufficient capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Equity is monitored by the Company using financial ratios. The equity used as a basis for determining the equity ratio corresponds to the equity disclosed in the Consolidated Statement of Financial Position.

voxeljet’s capital structure as of the end of the reporting periods 2020 and 2019 was as follows:

CAPITAL STRUCTURE

	December 31,
	2020	2019 (1) (2)

	(€ in thousands)
Equity	19,641	33,518
Share of total equity and liabilities	36.9%	53.6%
Current financial liabilities	19,770	11,290
Non-current financial liabilities	7,314	9,866
Total financial liabilities	27,084	21,156
Share of total equity and liabilities	50.9%	33.8%
Total equity and liabilities	53,227	62,565

(1) Comparative figures for the year ended December 31, 2019, were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019, were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

LOAN COVENANTS

Under the terms of the major borrowing facilities, voxeljet is required to comply with the following financial covenants:

-	Maintain a minimum amount of cash and cash equivalents
-	Maintain a minimum total net financial debt ratio to total equity
-	Pledge of a certain security deposit

The Company has breached the minimum cash and cash equivalents covenant as of December 31, 2020, as described in Note 2.

22. Leases

The Group has initially adopted IFRS 16, Leases on January 1, 2019. For further information, see Note 3 “Summary of significant accounting policies” to the consolidated financial statements.

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

Right-of-use assets:

	Property, plant and equipment
	Property	Production equipment	Others	Total
	(€ in thousands)
Balance at January 1, 2020	3,658	72	254	3,984
Depreciation charge of the year	(508)	(27)	(147)	(682)
Additions to the right-of-use assets	11	--	148	159
Derecognition of the right-of-use assets	(68)	--	--	(68)
FX	(201)	--	(1)	(201)
Balance at December 31, 2020	2,892	45	254	3,191

Amounts recognized in profit or loss:

	2020	2019

	(€ in thousands)
Leases under IFRS 16
Interest on lease liabilities	167	190
Expenses relating to short-term-leases	--	39
Depreciation charge of the year	682	765

Amounts recognized in statement of cash flows:

	2020	2019

	(€ in thousands)
Total cash outflow for leases	(412)	(397)

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

Leases as lessor

The Company leases out a small number of 3D printers. Those leases have been classified as operating leases.

Lease income from operating lease:

	2020	2019

	(€ in thousands)
Operating lease under IFRS 16
Less than one year	--	38

23. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third-party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

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

The following table presents the amount and components of Management Board compensation:

MANAGEMENT COMPENSATION

	Year Ended December 31,
	2020	2019	2018

	(€ in thousands)
Fixed compensation	761	782	781
Variable compensation	--	--	--
Compensation from stock option plan	353	353	360
Total	1,114	1,135	1,141

Management Board remuneration currently consists of a fixed monetary remuneration, other fixed benefits (including Company car allowances and contributions to a defined contribution plan) as well as the participation in a stock options plan, which was executed on April 7, 2017. There were no variable compensations for the years 2018, 2019 and 2020.

Ordinary members of the Supervisory Board receive a fixed remuneration in the amount of kEUR 40 per annum. The chairman and vice chairman of the Supervisory Board receive a higher fixed remuneration in the amount of kEUR 80 per annum and kEUR 60 per annum, respectively. If a member of the Supervisory Board does not serve for a full year term, the remuneration is paid pro rata temporis. In 2020, the total remuneration for the Supervisory Board amounted to kEUR 180.

Transactions with related parties

A related party relationship could have an effect on the profit and loss and financial position of the Company. Defined as related parties are individuals or other third parties with whom voxeljet has common control relationships.

OTHER RELATED PARTIES

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003 - Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999 - Current
Andreas Schmid Logistik AG, Gersthofen	Supplier	05/01/2017 - Current
Suzhou Meimai Fast Manufacturing Technology Co., Ltd, Suzhou	Minority shareholder of voxeljet China, Customer	04/11/2016 - Current
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017 - Current
Michele Neuber	Employee	07/01/2019 - Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 3, kEUR 2, and kEUR 2 in 2020, 2019 and 2018, respectively. The rental of office space is ongoing and will continue in 2021. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amounted to kEUR 2 in 2018. At the beginning of 2019, voxeljet acquired those paintings at a price of kEUR 2 and consequently the rental agreement pertaining to the paintings was terminated.

Further, voxeljet acquired goods amounting to kEUR 0, kEUR 0 and kEUR 7 in 2020, 2019 and 2018, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet received logistics services amounting to kEUR 25, kEUR 56 and kEUR 74 in 2020, 2019 and 2018, respectively from ‘Andreas Schmid Logistik’, where voxeljet’s Supervisory Board member Dr. Stefan Söhn served as the Chief Financial Officer until December 2020.

Moreover, voxeljet received orders amounting to kEUR 25, kEUR 164 and kEUR 175 in 2020, 2019 and 2018, respectively from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which is our minority shareholder for voxeljet China.

Further, voxeljet received orders amounting to kEUR 0, kEUR 13 and kEUR 0 in 2020, 2019 and 2018, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company of which we own 33.3%.

In addition, voxeljet employs Michele Neuber as an intern. Michele Neuber is the son of Volker Neuber, who has been a member of voxeljet’s Supervisory Board since July 2020. He received a salary of kEUR 2 and kEUR 2 in 2020 and 2019, respectively.

voxeljet employed Simon Franz, who is the son of voxeljet’s Chief Financial Officer Rudolf Franz, as an intern until July 31, 2019. He received a salary of kEUR 9 and kEUR 12 in 2019 and 2018, respectively.

All related party transactions, voxeljet entered into, were made on an arm’s length basis.

25. Equity

At December 31, 2020, 4,836,000 no-par value ordinary shares were issued and outstanding. There is only a single class of ordinary shares with the same rights, preferences and restrictions. Each share entitles the holder to one vote at the shareholders’ meeting. Shareholders participate in the profits according to their share in the share capital, based on their number of shares held. The general shareholders’ meeting resolves the appropriation of the balance sheet profit established in the annual financial statements and the dividends.

On October 18, 2018, voxeljet issued 972,000 ordinary shares, equivalent to 4,860,000 American Depository Shares (“ADS”), at an offering price of $2.57 per ADS (the “Public Offering Price”). The Company received net proceeds of approximately € 9.7 million. Members of the Management Board, who are also significant shareholders, purchased an aggregate number of 233,462 ADSs in this offering at the Public Offering Price. On November 8, 2018, voxeljet closed the over-allotment transaction in which it issued additional 144,000 ordinary shares, equivalent to 720,000 ADSs, upon the exercise of the over-allotment option exercised by the underwriter on November 1, 2018. The Company received net proceeds of approximately € 1.4 million. Incremental costs of € 0.6 million directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

On July 31, 2020, the Company announced that it would change the ratio of its ADSs to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). For ADS holders, the ratio change had the same effect as a 1 for 5 reverse ADS split. The ratio change became effective on August 14, 2020 (the “Effective Date”). On the Effective Date, each ADS holder was required to exchange every five (5) ADSs then held for one (1) new ADS (e.g., if a holder of ADSs previously held 50 ADSs, following the ratio change on the Effective Date, such holder helds 10 ADSs). Citibank, N.A., as depositary bank, has arranged for the exchange of the current ADSs for the new ones. There was no change to voxeljet’s underlying ordinary shares.

On August 18, 2020, the Company announced that it would voluntarily transfer the listing of the ADSs from the New York Stock Exchange (the “NYSE”) to the NASDAQ, effective August 28, 2020, after market close. voxeljet’s ADSs began trading as a NASDAQ-listed security at market open on August 31, 2020, and have continued to be listed under the ticker symbol “VJET.” Due to the transfer of the listing to the NASDAQ, the Company is no longer subject to the listing requirements of the NYSE. As of December 31, 2020, voxeljet was in compliance with the NASDAQ Listing Rules.

The Articles of Association authorize the Management Board, subject to the consent of the Supervisory Board, to increase the Company’s registered share capital in one or more tranches by up to € 1,353,416 by issuing up to 1,353,416 new no-par value ordinary shares against contribution in cash or in kind until May 28, 2024. On January 25, 2021 and on February 17, 2021, the Company completed two registered direct offerings and sold of 621,170 and 443,414 ordinary shares in the form ADS. For further information, see Note 26 “Subsequent events” to the consolidated financial statements.

26. Subsequent events

Capital Increases

On January 25, 2021, the Company announced that it has completed its registered direct offering and sale of 621,170 ordinary shares in the form of ADS at a purchase price of € 13.33 per share (this equals $16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021).

The gross proceeds of the offering amount to approximately $10 million (€ 8.3 million) before deducting fees and expenses. The Company intends to use the net proceeds of the offering for general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

On February 17, 2021, the Company announced that it has completed its registered direct offering and sale of 443,414 ordinary shares in the form of ADS at a purchase price of € 22.27 per share (this equals $26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021).

The gross proceeds of the offering amount to approximately $12 million (€ 9.9 million) before deducting fees and expenses. The Company intends to use the net proceeds of the offering for general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

After those two capital increases, the number of outstanding shares of the Company as of March 1, 2021 amounts to 5,900,584. Based on this number of shares, loss per share – basic and diluted – for fiscal year 2020 amounts to € 2.61.

Finance Contract Debt Covenant

In June 2020, the Company announced that the EIB and voxeljet further expanded their partnership. The EIB disbursed € 5.0 million of the second tranche (tranche B1) of the loan in June 2020 with a bullet repayment after five years. In addition, the EIB and the Company amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with the Minimum Cash Covenant. As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, the Company was in compliance with the Minimum Cash Covenant. However, in March 2021, the Company discovered that its calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, the Company was not in compliance with the Minimum Cash Covenant as of December 31, 2020. Also in March 2021, the Company received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant.