Form 20-F
period 2021-12-31
voxeljet AG
filed 2022-03-31
CIK 1582581

As filed with the Securities and Exchange Commission on March 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Ordinary shares: 7,026,711

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

●	health epidemics and other widespread outbreaks of contagious disease, such as COVID-19, which could significantly disrupt our operations and impact our operating results and/or cash flows;

●	our ability to maintain our operations as a going concern;

●	matters arising from the results of our Audit Committee investigation regarding potential illegal acts, including any identified material weaknesses, recommended remediations, potential regulatory investigations and proceedings, litigation matters, and additional expenses;

●	our ability to maintain sufficient internal controls over financial reporting to comply with Section 404 of the Sarbanes-Oxley Act, as applicable, and to mitigate and remediate effectively the material weaknesses in our internal control over financial reporting;

●	our ability to raise additional capital on attractive terms, or at all, to meet our growth strategy as well as to support the continuation of our operation;

●	fluctuations in our revenues and operating results;

●	our ability to manage the expansion of our operations, including sales efforts, effectively, including in difficult market environments like India and China, in order to achieve our projected levels of growth;

●	our ability to attract and retain key management or other key employees;

●	rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, war or terrorism, climate change, epidemics or pandemics;

●	our ability to introduce new 3D printers and related print materials acceptable to the market and to improve the technology and print materials used in our current 3D printers;

●	the long sales cycle for our products, which makes the timing of our production planning and our revenues difficult to predict;

●	our ability to adequately increase demand for our products;

●	declines in the prices of our products and services, or in our volume of sales;

●	our dependence upon sales to certain industries;

●	our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products;

●	significant fluctuations in the price of our American Depositary Shares (“ADSs”);

●	our ability to maintain our exemption, as a foreign private issuer, from certain requirements under United States (or “U.S.”). securities laws and NASDAQ Capital Market (the “NASDAQ”) corporate governance rules;

●	our ability to obtain patent protection for our products or otherwise protect our intellectual property rights;

●	our ability to protect our trade secrets and intellectual property; and

●	the other factors listed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

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

Risks Related to Our Business and Industry

●	We face risks related to health epidemics such as COVID-19;

●	We have incurred losses to date and anticipate continuing to incur losses in the future;

●	Matters relating to or arising from our Audit Committee investigation may adversely affect our business and results of operations;

●	Material weaknesses in our internal control over financial reporting have been identified;

●	Our indebtedness could adversely affect our financial condition;

●	We need to raise additional financial resources in form of equity or debt to fund our operation and may be unable to do so on attractive terms, or at all;

●	Our revenues, operating results, margins and EBIT may fluctuate from quarter-to-quarter and year-to-year;

●	Our strategic restructurings may not achieve intended benefits;

●	Our operations could suffer if we are unable to attract and retain key management or skilled employees;

●	We face significant competition in many aspects of our business;

●	Our operations outside of Germany and related risks could adversely affect our results of operations;

●	We may engage in future acquisitions that could disrupt our business;

●	Global economic, political and social conditions have adversely impacted our sales and may continue to do so;

●	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines and criminal penalties;

●	Our operations are subject to government regulations which could result in liabilities;

●	We may not have adequate insurance, including for liabilities arising from litigation.

Risks Related to Our Products

●	We may not be able to introduce new 3D printers and related print materials to meet customer demands;

●	Declines in the prices of our products and services, or in our sales may adversely affect our results;

●	Demand for our products may not increase adequately;

●	Defects in new products could result in material expenses, diversion of management time and attention, and damage to our reputation;

●	Disruption of our manufacturing facility could result in loss of revenues and unforeseen costs.

Risks Related to Information Technology and Information Security

●	A disruption of our information technology systems could adversely affect our results of operations;

●	Regulation in the areas of privacy, data protection and information security could increase our costs.

Risks Related to Our Dependence on Third Parties

●	We are highly dependent upon sales to certain industries;

●	If our relationships with suppliers were to terminate or be disrupted, our business could be adversely affected.

Risks Related to Ownership of Our ADSs

●	The price of our ADSs may fluctuate significantly;

●	Substantial future sales of our ordinary shares or ADSs could cause the price of the ADSs to decline;

●	Our principal shareholders and management will be able to exert significant influence over matters subject to shareholder approval;

●	Holders of our ADSs may not have the same rights as the holders of our ordinary shares;

●	We have no present intention to pay dividends on our ordinary shares in the foreseeable future;

●	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ corporate governance rules;

●	We incur significant costs to operate as a company whose ADSs are publicly traded in the United States;

●	U.S. investors may have difficulty enforcing civil liabilities against our Company;

●	Your rights as a shareholder in a German corporation may differ from those in a U.S. corporation;

●	Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends;

●	In the event we are or become treated as a passive foreign investment company, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

Risks Related to Our Intellectual Property

●	If we are unable to obtain patent protection for our products, our business could suffer;

●	We have license rights of certain patents and cannot adequately estimate the effects of their expiration;

●	We may be subject to claims alleging patent infringement and may incur substantial costs;

●	Obtaining and maintaining our patent protection depends on compliance with various requirements;

●	Certain of our employees and patents are subject to German law;

●	If we fail to comply with our obligations under our intellectual property-related agreements, we could lose rights that are important to our business;

●	Certain technologies and patents have been developed with partners and we may face restrictions thereon.

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

As the COVID-19 pandemic continues to cause significant disruption and delays, it is likely that the COVID-19 pandemic could continue to impact investment performance and cause other unpredictable events. We have been impacted and continue to be impacted by adverse effects from the COVID-19 pandemic, including a decline in revenues for the Services segment and service and maintenance business of the Systems segment in 2020. Although beginning in the third quarter of 2021, we have seen increases in the revenues from our Systems and Services segments, which reflected a positive trend of recovery from the economic slow-down due to the COVID-19 pandemic, nevertheless, we have experienced and continue to expect some delays in installation of 3D printers at customers’ facilities, which has and may lead to further postponed revenue recognition for those transactions. Furthermore, if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures, remote working or other restrictions in connection with the COVID-19 pandemic, our operations will likely be negatively impacted. Pursuant to government closure orders, including reimpositions of travel restrictions and other closures, intended to contain or slow the spread and resurgence of COVID-19, we may be required to close certain of our facilities in the regions voxeljet operates that perform work that is deemed non-essential. One or more additional facilities could become subject to similar orders, which could further disrupt our operations if the work performed at such facilities cannot be conducted remotely, potentially necessitating the furloughing of some of our employees or a permanent reduction in our workforce.

Our sales, installation and service of 3D printing machines in China and other countries have been and may continue to be disrupted, and the spread of COVID-19 has disrupted our commercial efforts in other countries. If the COVID-19 crisis continues for a prolonged duration, we or our customers may be unable to perform fully on our contracts, which will likely result in increases in costs and reduction in revenue. These cost increases may not be fully recoverable or adequately covered by insurance. If we experience difficulty in generating sufficient cash flow to meet our obligations and sustain our operations, which could affect our ability to continue as a going concern, we may have difficulty accessing government and state aid.

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

Our consolidated financial statements as of and for the year ended December 31, 2021 have been prepared on the basis that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have incurred significant losses since our IPO and we expect that we will continue to incur losses as we aim to successfully execute our business plan and will be dependent on additional public or private financings, collaborations or licensing arrangements with strategic partners, or additional credit lines or other debt financing sources to fund continuing operations.

We expect that we will continue to incur losses and negative cash flows from operations for at least the next 12 months following the issuance of the financial statements. As of December 31, 2021, we had an accumulated deficit of € 85.8 million and had cash and cash equivalents and short-term financial assets of total € 22.7 million. We have significant outstanding debt and contractual obligations related to interest payments and leases. As of December 31, 2021, our debt totaled € 24.1 million, of which € 14.3 million is classified as current. Our debt service obligations over the next twelve months are significant, including more than € 0.7 million of anticipated interest payments, exclusive of the performance participation interest for tranche A related to the loan granted by the European Investment Bank (the “EIB”). Furthermore, our debt agreement with the EIB contains financial covenants, the breach of which could trigger the acceleration of our loan repayment obligations, which would put us at risk of default.

As of December 31, 2019, we were in breach of the Total Net Financial Debt to EBITDA financial covenant under the Finance Contract with the EIB (the “Finance Contract”), which requires that we maintain certain minimum ratios. In March 2020, we received a waiver for the covenant breaches in 2019 and a grace period ending March 31, 2021, during which (i) voxeljet can rectify such breaches and (ii) the EIB shall not demand immediate repayment. In June 2020, we amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”). As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, we were in compliance with the Minimum Cash Covenant. However, in March 2021, we discovered that our calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, we were not in compliance with the Minimum Cash Covenant as of December 31, 2020. Also in March 2021, we received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant. We have been in compliance with the Minimum Cash Covenant, and all other requirements under the Finance Contract, since March 2021.

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

During 2021, in January, February and July, we successfully completed three registered direct offerings and sales (the “2021 Offerings”) of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32 million (€ 26.6 million) before deducting fees and expenses. Those capital increases improved our liquidity as well as equity ratio significantly. In spite of this success, management is taking further steps to raise further funds which may include debt or equity financing, not without mentioning, that there can be no assurance that we will be able to raise further funds on terms favorable to us, if at all.

Those capital increases improved our liquidity as well as equity ratio significantly. In spite of this success, we have significant financial obligations, related to the repayment of tranche A including the performance participation interest from the loan received from the EIB. Tranche A will become due in December 2022 amounting to € 14.6 million reduced or increased by fair value changes of the performance participation interest. Additionally, we have to ensure, compliance with all covenants, in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”). We are taking several steps to mitigate the situation. Currently we are in discussion with the EIB in order to agree upon a drawn down of tranche B2 and tranche C of the loan amounting to € 10.0 million and therefore restructure the debt. Moreover, we are taking further steps to raise further funds which may include debt or equity financing, not without mentioning that there can be no assurance that we will be able to raise further funds on terms favorable to us, if at all.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact our ability to conduct our business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members, could result into further adverse impacts on our business, like a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon our ability to continue as a going concern. Despite the ongoing losses, reduced cash flow and cash facilities as well as the significant financial obligations becoming due, we assume that we will continue as a going concern. However, while we assume of continuing as a going concern, the going concern is dependent upon we being successful in:

-	successful negotiations with the EIB over the draw down of tranche B2 and tranche C under the Finance Contract
-	achievement of budgeted sales
-	successful fund raising in form of equity or debt

If these dependencies are not successfully achieved, management would consider the sale of voxeljet AG’s properties to raise sufficient funds for continuing the business as a going concern.

Those assumptions are included in the our current liquidity forecasts and we believe that we have the ability to meet our financial obligations for at least the next 12 months from the authorization for issuance of these consolidated financial statements as of and for the year ended December 31, 2021 by the Management Board on March 31, 2022 and therefore continues as a going concern.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. As of December 31, 2021, we did not maintain an effective control environment attributable to certain identified material weaknesses. We describe these material weaknesses in Item 15. Controls and Procedures. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Management has disclosed material weaknesses in each of its Forms 20-F over a period of eight years, from fiscal year 2013 through the current fiscal year 2021.

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

We have a total debt of € 24.1 million outstanding as of December 31, 2021 out of which € 19.7 million is borrowed from the EIB. We are obliged to pay a Performance Participation Interest (“PPI”) to the EIB based on the market price of our shares at the maturity of a Synthetic Warrant Agreement with the EIB. Payment of PPI to the EIB may adversely affect our financial condition and have a significant negative impact on our cash flows. As of December

31, 2019, we were in breach of our Total Net Financial Debt to EBITDA ratio financial covenant under the Finance Contract with the EIB. However, in March 2020, we received a waiver for the covenant as of June 30, 2019 and December 31, 2019 and a grace period, ending March 31, 2021, within which the EIB cannot demand immediate repayment and we can rectify the breach. In June 2020, we amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with the Minimum Cash Covenant. As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, we were in compliance with the Minimum Cash Covenant. However, in March 2021, we discovered that our calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, we were not in compliance with the Minimum Cash Covenant as of December 31, 2020. Also in March 2021, we received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant. We have been in compliance with the Minimum Cash Covenant, and all other requirements under the Finance Contract, since March 2021.

While we have obtained waivers for curing the prior breaches of the financial covenants in our Finance Contract with the EIB, our ability to meet the financial covenants or requirements going forward may be affected by events beyond our control, and we cannot assure you that we will satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the restrictions could result in an event of default under our debt arrangements which, in turn, could result in an event of default under the terms of our other indebtedness. If this were to happen, we cannot assure you that our assets would be sufficient to repay in full the payments due under those arrangements or our other indebtedness or that we could find alternative financing to replace that indebtedness.

We need to raise additional capital in the short term and in the foreseeable future in order to meet our growth strategy as well as to support the continuation of our operation and may be unable to do so on attractive terms, or at all.

We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to implement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we require additional investments of capital in the short term and in the foreseeable future, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including material uncertainties that cast significant doubt about our ability to continue as a going concern, any noncompliance with existing or future lending arrangements, additional financing, including raising capital through government or other grant funding, or issuing equity and lease financing for sale and leaseback transactions, may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained on terms satisfactory to us, we may not be able to achieve our planned rate of growth, which will adversely affect our results of operations.

Our revenues and operating results may fluctuate.

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. A significant portion of our 3D printer orders are typically received during the second and fourth quarters of the fiscal year as a result of the timing of capital expenditures of our customers. Our 3D printers typically are shipped between three and nine months after an order is received. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. We also typically experience weaker demand for our 3D printers in the first and third quarters. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. Until our business grows more significantly, the timing of individual printer sales, because of the cost of our largest printers, can have meaningful effects on our quarterly results. You should not rely on our past results as an indication of our future performance. Please also refer to the risk factor “We face risks related to health epidemics and other widespread outbreaks of contagious disease, such as COVID-19, which could significantly disrupt our operations and impact our operating results and/or cash flows.”.

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

We have expanded our operations significantly in recent periods, including our German, U.S. and Chinese operations, and our business plan calls for further expansion over the next several years, including Asia and North America. Our expansion in Asia is proceeding through our subsidiaries in India and China. The legal, market and cultural environment in both India and China represent challenges for our management. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve our planned broadening of our product offerings and client base, improvements in our 3D printers and materials used in our 3D printers, and our planned international growth. In particular, we must increase our marketing and services staff to support new marketing and service activities and to meet the needs of both new and existing customers. Our ability to successfully increase our marketing efforts is not guaranteed, and if we are not able to successfully increase our marketing efforts, we may not be able to grow our business as intended. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may not be able to achieve our anticipated level of growth, which would adversely affect our results of operations.

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

Our growth and success will also depend on our ability to attract, retain and train additional highly-qualified scientific, technical, sales, managerial and finance personnel, including qualified personnel with experience and knowledge of IFRS. We have experienced and expect to continue to experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. Engineering personnel and other employees in the technology industry are increasingly able to work remotely, which in turn increases employee mobility and our risk of unwanted employee attrition. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of skilled personnel, including engineers, in the regions surrounding our European facilities as well as our facilities in China and India could require us to pay more to hire and retain skilled personnel, thereby increasing our costs.

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

Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 83%, 78%, and 82% of our total sales in 2021, 2020, and 2019, respectively. We currently have subsidiaries in China, India and the United States. The liquidation of voxeljet UK, our UK subsidiary, was finalized on February 17, 2022. One of our growth strategies is to further pursue opportunities for our business in several areas around the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	challenges in providing solutions across a significant distance, in different languages and among different cultures;

●	different, complex and changing laws governing intellectual property rights, sometimes affording reduced protection of intellectual property rights in certain countries;

●	difficulties in staffing and managing foreign operations, particularly in new geographic locations;

●	restrictions imposed by local labor practices and laws on our business and operations;

●	rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, war or terrorism, climate change, epidemics or pandemics like COVID-19 and other similar outbreaks or events;

●	operating in countries with a higher incidence of corruption and fraudulent business practices;

●	seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	transportation delays;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	becoming subject to the laws, regulations and court systems of multiple jurisdictions.

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

The recent declines in the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products. The economic uncertainty in Europe, the United States, India, China and other countries may cause end-users to further delay or reduce technology purchases. In particular, a substantial portion of our sales are made to customers in countries in Europe, which is experiencing an ongoing conflict between Russia and Ukraine. In addition, heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact our ability to conduct our business as planned.

In addition, the UK ceased to be a member state of the EU on January 31, 2020 commonly referred to as “Brexit,” and the transition period provided for in the withdrawal agreement entered by the UK and the EU ended on December 31, 2020. In December 2020, the UK and the EU agreed on a trade and cooperation agreement, which became effective in May 2021. Notably, under the trade and cooperation agreement, UK service suppliers no longer benefit from automatic access to the entire EU single market, UK goods no longer benefit from the free movement of goods and there is no longer the free movement of people between the UK and the EU. The lack of clarity about future U.K. laws and regulations creates uncertainty for us, as the application of the trade and cooperation agreement may affect our business and operations. For example, the imposition of tariffs following Brexit may have a material adverse effect on our financial position or results of operations. Additionally, there also is a risk that other countries may decide to leave the EU. The uncertainty surrounding Brexit not only potentially affects our business in the U.K. and the EU, but may have a material adverse effect on global economic conditions and the stability of global financial markets, which in turn could have a material adverse effect on our business, financial condition, and results of operations. In extreme cases, we could experience interruptions in production due to the processing of customs formalities or reduced customer spending in the wake of weaker economic performance. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

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

Accidents or other incidents that occur at our facilities or involve our personnel or operations could result in claims for damages against us. In addition, in the event we are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by us or occurring on our premises, we could be required to pay substantial monetary damages or undertake expensive remedial obligations. The amount of any costs, including fines or damages payments that we may incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

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

Climate change may have an impact on our business.

Risks related to climate change are increasing in both impact and type of risk. We believe there will not be significant near-term impacts to our offices worldwide due to climate change, but long-term impacts remain unknown. However, there may be business operational risk due to the significant impacts climate change could pose to our employees’ lives, our supply chain, or electrical power availability from climate-related weather events. In addition, rapidly changing customer and regulatory requirements to reduce carbon emissions present a risk of loss of business if we are not able to meet those requirements.

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

Our revenues are derived from the sale of new or used and refurbished 3D printers and from the sale of products manufactured using, additive manufacturing. Our market is subject to innovation and technological change. A variety of technologies compete against one another in our market, which is, in part, driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the industrial additive manufacturing market depends, in large part, on our success in enhancing and developing new 3D printers, enhancing and adding to our technology and developing and qualifying new materials in which we can print. In 2019, we developed the VX1300 X, which is characterized by a very fast layer time. Meanwhile we installed five units at a German premium car maker. In 2021, we received the acceptance from the main contractor for two units, which were installed in 2019. The development of the VX1000 HSS which will upscale the HSS technology to one of our larger scale platforms proceeded in 2021. Currently we are working on two VX1000 HSS Beta units which are expected to be ready for installation in 2022. With these recent developments, the HSS technology is made available on the VX200 HSS and the new VX1000 HSS system. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products and technologies. However, we may not be able to:

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

We manufacture our machines at our facilities in Germany and China. We currently operate on-demand parts service centers located in Germany, the United States, and China and plan to operate in other locations in the future. If the operations of our production facilities are materially disrupted, whether by natural disasters, climate change, epidemics or pandemics like COVID-19, demonstrations, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenues on orders, we could suffer damage to our reputation, and we may need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our results of operations.

Risks Related to Information Technology and Information Security

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations and provide service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. In 2021, we had effective general information technology general controls (GITCs) over our Enterprise Resource Planning system that supports the Company’s financial reporting processes. We are required to further automate our processes and reduce the dependence on manual controls. In late 2020, we set up an automated consolidation process in the test environment of our existing Enterprise Resource Planning system, which went live in the first quarter of 2021. Although we assume this will not be the case, we could fail with the technical realization of further automating our processes. In addition, our computer systems are subject to damage and interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, and usage errors by our employees. External events, like the ongoing conflict between Russia and Ukraine, can increase the likelihood of attacks. If our computer systems are damaged or cease to function properly, or, if we do not replace or upgrade certain systems, we may incur substantial costs to repair or replace them and may experience an interruption of our normal business activities or loss of critical data. Any such disruption could adversely affect our reputation, brand and financial condition.

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

Our revenues of machines and products are relatively concentrated in companies in the automotive, foundry, aerospace and art and architecture industries and those industries’ respective suppliers. To the extent any of these industries experiences a downturn and we are unable to penetrate and expand into other industries, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our 3D printers, it may adversely affect our results of operations. In 2020, we saw a decrease in demand in the automotive industry in Europe, which, although it recovered in 2021, had a negative impact on our revenues.

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

For example, since the first half of 2021, we have experienced price increases for energy, electronic equipment and raw materials such as metals, as well as longer supply chain lead times and delays. In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems based on our internal forecasts and the availability of consumables, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or consumable that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in or loss of sales, increased production or related costs and, consequently, reduced margins, and damage to our reputation. If we are unable to find a suitable supplier for a particular component, consumable or compound, we could be required to modify our existing products to accommodate substitute components, consumables or compounds. In addition, because we use a limited number of suppliers, increases in the prices charged by our suppliers may have an adverse effect on our results of operations, as we may be unable to find a supplier who can supply us at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

Risks Related to Ownership of Our ADSs

The price of our ADSs has fluctuated significantly and may continue to be volatile in the future, and as a result, investors in our ADSs could incur substantial losses.

The stock market generally, and the Nasdaq Capital Market in particular including our ADSs, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. These broad market and industry factors may seriously harm the market price of our ADSs, regardless of our operating performance. There can be no guarantee that the market price of our ADSs will remain at current prices.

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

Future sales of a substantial number of our shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. During 2021, pursuant to two shelf registration statements on Form F-3, and through the 2021 Offerings, we issued a total of 2,190,711 ordinary shares, equivalent to an equal number of ADSs.

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

However, our shareholders at the general shareholders’ meeting can resolve to exclude such statutory subscription rights with an affirmative vote of a majority of at least three-quarters of the share capital represented at the meeting. An exclusion of subscription rights also requires a report from the Management Board to the effect that the interests of our Company in excluding the subscription rights outweigh the interests of the shareholders to be entitled to a subscription. An exclusion of subscription rights may be permissible without such justification if our Company is increasing the capital in return for cash contributions, the amount of the capital increase does not exceed 10 percent of the existing share capital of our Company, and the issue price of the new shares is not significantly lower than the trading price for shares in our Company of the same class and having the same features already listed at the time of the final determination of the issue price. The trading price may also be determined by the market price of an ADS listed on the NASDAQ, multiplied by the number of ADSs which represent a share.

Shareholders at the general shareholders’ meeting may also authorize the Management Board to exclude the statutory shareholders’ subscription right for new ordinary shares to be issued or for other new securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities.

At the general shareholders’ meeting on May 26, 2021, the Management Board utilized the authorized share capital pursuant to Section 5 of the articles of association of our Company – which authorizes the Management Board, with the consent of the supervisory board, to increase our Company's registered share capital in one or more tranches by up to an additional € 2,950,292 by issuing up to 2,950,292 new no-par value ordinary shares (equivalent to 2,950,292 ADSs) against contributions in cash or in kind until May 25, 2026. The Management Board is authorized to exclude the statutory shareholders’ subscription rights with the consent of the supervisory board (i) to exclude fractional amounts resulting from the subscription ratio from the statutory shareholders’ subscription right, (ii) in case of capital increases in kind, in particular, but without limitation, to acquire companies, divisions of companies or interests in companies, (iii) in case of capital increases in cash provided that the issue price of the new shares is not substantially lower than the trading price for shares in our Company of the same class and having the same conditions already listed at the time of the final determination of the issue price (the trading price shall also be understood to mean the price of an ADS listed on the NASDAQ multiplied by the number of ADSs representing one share) and further provided that the amount of the share capital represented by the shares issued in this context under the exclusion of the statutory shareholders’ subscription tight does not exceed 10 percent of the share capital both at the time when such authorization came into effect and when it is utilized or (iv) in case of capital increases in cash if this is done for the purpose of issuing shares to be placed at the U.S. capital market or with institutional and/or private investors through ADSs and in this connection also to cover an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with this authorization to exclude subscription rights does not exceed 30% of the share capital and the issue price of the new shares is not substantially lower than the stock exchange price for shares in the Company of the same class and having the same conditions already listed at the time of the final determination of the issue price (the stock exchange price shall also be understood to mean the price of an ADS listed on the NASDAQ multiplied by the number of ADSs representing one share). The authorization pursuant to (iv) above following the July 2021 offering can still be utilized in an amount of up to 1,824,165 new shares (equivalent to 1,824,165 ADSs).

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

Members of our Management Board currently beneficially own 15.3% of our ordinary shares (including ordinary shares represented by ADSs). These shareholders have significant influence over the outcome of all matters requiring shareholder approval. For example, these shareholders may be able to influence the outcome of elections of members of our Supervisory Board, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ADSs.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2022. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2021, approximately 12% of our assets were located in the United States, although this may increase as we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

We have license and co-ownership agreements with respect to certain intellectual property that is important to our business with both Z Corp and The ExOne Company, or ExOne, respectively, that impose restrictions on our use of certain intellectual property. We are party to other intellectual property-related agreements that also are important to our business. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements, costly litigation or arbitration that diverts management’s attention and company resources, regulatory review or restrictions on the conduct of our business. If we fail to comply with our obligations under our intellectual property-related agreements or receive an adverse court decision in a lawsuit regarding these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements may result in having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business. In March 2018, ExOne GmbH, a subsidiary of ExOne, notified us of their intent not to pay their annual license fees under an existing intellectual property-related agreement and asserted their rights to claim damages pursuant to an alleged material breach of the agreement. While we dispute these claims, the matter could result in one or more of the risks discussed herein.

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

On July 23, 2021, we issued 1,126,127 ordinary shares equivalent to an equal number of ADSs, at an offering price of € 7.52 per ADS in a registered direct offering priced at-the-market under the NASDAQ Listing Rules. The Company received gross proceeds of approximately $10 million (€ 8.5 million) before deducting fees and expenses.

Our website is www.voxeljet.de. Information contained on or available through our website is not incorporated by reference in or made part of this annual report and any references to our website are intended to be inactive textual references only. Our principal executive offices are located at Paul-Lenz-Straße 1a, 86316 Friedberg, Germany, and our telephone number is +49 821 7483 100. Our agent for service of process in the United States is Corporation Service Company, located at 1090 Vermont Avenue N.W., Washington, D.C. 20005, telephone number (800) 927-9800.

Capital Expenditures

Capital expenditures are funds used by the Company to acquire or upgrade physical or intangible assets such as property, plants, buildings, equipment or software. Our capital expenditures amounted to € 0.8 million, €0.1 million and €1.1 million, for the years ended December 31, 2021, 2020, and 2019, respectively. In 2021 our capital expenditures mainly consisted of equipment required for our research and development activities.

In 2020 the capital expenditures mainly comprised upgrades related to our ERP-System. In 2019 the capital expenditures mainly comprised the final payment for the new office building and production facility located in Friedberg, Germany, which were completed in October 2017, as well as upgrades of our ERP-System.

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

We currently offer seven different 3D printer platforms, with build boxes that range from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.6 liters per hour to 168.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide and cement.

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

We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2021, we had an installed base of 212 printers worldwide, and we operated service centers in Germany, the United States and China. Our service centers in Germany and the United States each have approximately 43,000 square feet of production space. Our service center in China has approximately 26,000 square feet and approximately 15,000 square feet of production space, respectively.

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

The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

We currently produce seven 3D printer platforms. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets that are currently in development. As of December 31, 2021, we had an installed base of 212 printers worldwide, which includes (i) printers in our service centers and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

The following table is a comparison of our 3D printer platforms:

Platform	VX200	VX200 HSS	VX1000	VX1000 HSS
Build Box (millimeters)	300 X 200 X 150	290 X 140 X 180	1,000 X 600 X 500	1000 X 540 X 400
External Dimensions (millimeters)	2,100 X 1,500 X 1,400	1,700 X 900 X 1,500	3,400 X 3,300 X 2,600	2,900 X 2,500 X 2,010
Print Resolution (dots per inch)	254	360	200, 600	360
Layer Thickness (micrometers)	300	80 - 100	150 - 300	100
Volumetric Output Rate (liters per hour)	1.8	0.57 - 0.72	4.89 – 37.37	7.4
Date of Introduction	2012	2017	2011	2021

Platform	VX1300 X	VX2000	VX4000
Build Box (millimeters)	1,280 X 680 X 500	2,000 X 1,000 X 1,000	4,000 X 2,000 X 1,000
External Dimensions (millimeters)	2,600 X 4,250 X 5,250	5,700 X 3,700 X 2,500	20,000 X 7,800 X 4,300
Print Resolution (dots per inch)	200	200-300	200
Layer Thickness (micrometers)	100 - 500	300	300
Volumetric Output Rate (liters per hour)	168	29-92	138
Date of Introduction	2019	2013	2011

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

We are currently in varying stages of development of new material sets which include the following particulate materials:

●	different types of sands;

●	different types of ceramics;

●	silicon carbide and other hard metals;

●	cement;

●	thermoplastic polyurethane;

●	polyamide;

●	polypropylene

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

We help our customers move from the design stage to the production stage by assisting them in evaluating the optimal design and material sets for their production needs. After printing parts, we employ a thorough cleaning, finishing, quality control review and packaging and shipping process to ensure the customer receives high-quality and immediately-usable parts. Based on our capacity utilization, the lead time required for us to print a part for a customer ranges from three to 21 days and is typically five business days. Due to the size of the printers’ build boxes utilized in our German service center, specifically the VX4000 printer, we are able to print more parts simultaneously on one printer, resulting in cost-effective and quick turnaround times for our customers’ print jobs and increased revenue and profitability for us.

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

We conduct a significant portion of our business with a limited number of customers. Our top five customers represented 25%, 28% and 21% of total revenues for the years ended December 31, 2021, 2020, and 2019, respectively. These customers primarily purchased 3D printers, while one of the top five customers primarily ordered printed parts. In the year ended December 31, 2021, there were no customers who accounted for more than 10% of our revenues. Sales of on-demand parts and consumables tend to be from repeat customers that may utilize the capability of our on-demand parts service centers for one month or longer. Sales of 3D printers are low volume and generate significant revenues, but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer’s capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period-to-period financial results.

Sales and Marketing

We sell our 3D printers and related consumables both through our direct sales force and with the assistance of our network of more than 20 third-party sales agents globally. Our sales organization, including our dedicated sales, service and application engineers, is responsible for worldwide sales of our 3D printers and on-demand parts services, as well as for the management and coordination of our growing sales agent network. Our direct sales force focuses primarily on customers in Europe, North America and Asia Pacific, while our sales agents are responsible for facilitating sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our sales agents, which grant the sales agent the right to market our products in a specified territory on either an exclusive or non-exclusive basis, depending on the sales agent; however, all sales contracts for our products are entered into between us and our customers. Certain of these sales agents also provide maintenance services to customers in their specified territories. Our application engineers provide professional services through pre-sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of December 31, 2021, our worldwide sales staff for systems and parts consisted of 37 employees. We also expect that our subsidiaries in Europe, North America and Asia Pacific will improve market access through local market development and allow the targeting of specific customers.

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

Research and Development

We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of December 31, 2021, we had various active research and development projects in different stages of completion. All research and development costs are charged to expense as incurred, as the criteria set forth in IAS 38 for capitalizing such costs have not yet been met. Our development efforts are augmented by development arrangements with research institutions, customers and suppliers of material and hardware, among others.

In addition to our internally-developed technology platforms and the related software, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products.

Our research and development expenses were € 6.1 million, € 6.5 million, and € 7.2 million for the years ended December 31, 2021, 2020, and 2019, respectively.

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

Patents. As of December 31, 2021, we owned or co-owned 69 issued U.S. patents and 30 pending U.S. patent applications. In addition, we own or co-own patent rights in Europe, Asia, Brazil and Canada. In total, as of December 31, 2021 our patent portfolio consisted of over 418 patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2022 and the latest expiring in 2036. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

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

In addition to the foregoing licenses, we have also licensed additional patents that we believe can be used to expand our material set offerings. In several cases, we are also a licensor in areas which are not related to our core technology and which may create added value for us in the future.

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

Germany

Legal Requirements for Manufacturing Sites

Emissions Control Law.  We do require a permit granted under the Federal Emissions Control Act (Bundes-Immissionsschutzgesetz, or BImSchG), as we use resins (Harze) to create models for customers. Therefore, the permit was granted for the buildings “Halle 1” and “Halle 2” to us in December 2013 by the District Administration (Landratsamt) of Aichach-Friedberg. The permit was granted under the condition (Auflage), that the amount of resins processed by us does not exceed 25 kilograms per hour. In 2020, the District Administration (Landratsamt) revised and concretised the permit. For the building “Halle 3”, the permit was granted in July 2016 by the District Administration (Landratsamt) of Aichach-Friedberg. The permit was granted under the condition (Auflage), that the amount of resins processed by us does not exceed 10 kilograms per hour. Facilities that are subject to BImSchG are required to comply with the current state of the art (Stand der Technik) in emissions reduction and safety technology. We are therefore supervised by the Landesamt für Umweltschutz (LfU) and as well by the District Administration (Landratsamt) of Aichach-Friedberg and have regularly give full reports about the emissions in our facilities.

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

Legal Requirements Related to Products

Product Safety.  Our products are used in a wide range of industries. As some of our products may be used directly by customers, we are subject to the German Product Safety Act (Produktsicherheitsgesetz, or ProdSG). The ProdSG is mainly based on Directive 2001/95/EC of the European Parliament and the Council of December 3, 2001 on general product safety (GPSD). Through the ProdSG and its predecessors, the GPSD was transformed into German law. With the ProdSG of July 27, 2021 that followed the version of November 8, 2011 and the ninth regulation to the ProdSG as amended (Neunte Verordnung zum Produktsicherheitsgesetz (Maschinenverordnung)), the German legislature also transformed, among other European Directives, the Directive 2006/42/EC of the European Parliament and of the Council of May 17, 2006 on machinery into German law. The ProdSG applies whenever products are made available on the market, exhibited or used for the first time in the context of a commercial activity, but only in the absence of other legal provisions that provide for corresponding or more far-reaching provisions.

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

Occupational Health and Safety Requirements.  As the working environment may pose threats to employees, occupational health and safety laws must be complied with. German law on occupational safety is heavily influenced by the requirements of EU law. The central rules on occupational safety in Germany are contained in the Act on Occupational Safety (Arbeitsschutzgesetz, or ArbSchG) which requires employers to provide for their employees’ safety. This general obligation is put into effect through several ordinances (Rechtsverordnungen) which are defined in technical guidelines. One central element is the Workplaces Ordinance (Arbeitsstättenverordnung) which contains various regulations on workplace conditions relating to, for example, ventilation, temperature and illumination.

In addition, we are under surveillance of the employers’ liability insurance association (Berufsgenossenschaft). All companies in Germany are obliged to be a member of the Berufsgenossenschaft which monitors the companies’ compliance with Occupational Health and Safety Requirements and which in general covers liability for accidents at work and occupational diseases.

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

Geographic Information

Our revenues by geographic region for the year ended December 31, 2021 were EMEA 49%, Asia Pacific 29% and Americas 22%, as compared to EMEA 53%, Asia Pacific 21% and Americas 26% for the same period in 2020. For the year ended December 31, 2019, our revenues by geographic region were EMEA 46%, Asia Pacific 26% and Americas 29%. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

C.          ORGANIZATIONAL STRUCTURE

Our corporate structure includes voxeljet AG (formerly Voxeljet Technology GmbH) and the two wholly-owned subsidiaries voxeljet America Inc. (voxeljet America), and voxeljet India Pvt. Ltd (voxeljet India). Additionally it includes voxeljet China Co. Ltd. (voxeljet China) where we held a shareholding of 70.00% interest. In December 2020, we initiated the wind-up of voxeljet UK Ltd. (voxeljet UK), which was finalized on February 17, 2022 when, upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up.

On February 5, 2014, our subsidiary, voxeljet America Inc. was incorporated in Delaware. voxeljet America Inc. is headquartered near Detroit, Michigan and conducts our North American operations. We began printing on-demand parts at the facility in the first quarter of 2015.

On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited (“Propshop”) which became voxeljet UK Ltd, headquartered in Milton Keynes. Following a review of the cost-benefit considerations of voxeljet UK, management decided to wind up the subsidiary, which was initiated in December 2020. The employees of our voxeljet UK sales team have been moved to voxeljet AG and will continue to focus on selling 3D printed parts and 3D printers in the United Kingdom and Northern Europe. The wind-up was finalized on February 17, 2022.

On November 30, 2015, we established our subsidiary voxeljet India Pvt. Ltd to pursue opportunities in the industrial 3D printing market in India. voxeljet India is headquartered and registered in the city of Pune, a large automotive and manufacturing center near Mumbai. Since the fourth quarter of 2019 the office is located in the city of Mumbai.

voxeljet China was established on April 11, 2016 and is located in the city of Suzhou, near Shanghai. Within the contribution of a lease contract on March 1, 2019 which includes 36 months free of rent, which has been negotiated by our joint venture partner Suzhou Meimai.

Fast Manufacturing Technology Co., Ltd, (“Meimai”), Meimai has increased their shareholding from 4.175% to 30.0% as it has been agreed within the joint venture contract. Therefore our shareholding in voxeljet China Co. Ltd. decreased to 70.00% on March 1, 2019. On September 1, 2021, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China.

D.          PROPERTY, PLANTS AND EQUIPMENT

At December 31, 2021, we owned/leased the following four properties worldwide:

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Item 3. Key Information—D. Risk Factors,” “Special Note Regarding Forward Looking Statements” and elsewhere in this annual report.

The following summarizes the more significant factors impacting our operating results for the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2020 as well as our liquidity in fiscal years 2021 and 2020. We have omitted discussion of 2019 results where it would be redundant to the discussion previously included in our annual report on Form 20-F filed with the SEC on March 30, 2021.

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

We currently offer seven different 3D printer platforms, with build boxes that range from 300 × 200 × 150 millimeters to 4,000 X 2,000 X 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.6 liters per hour to 168.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement.

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

We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2021, we had an installed base of 212 printers worldwide, and we operated service centers in Germany, the United States and China.

Our revenues were € 24.8 million, € 21.6 million, and € 24.6 million for the years ended December 31, 2021, 2020, and 2019, respectively.

Our net loss declined by € 4.9 million to a net loss of € 10.6 million in 2021 compared to a net loss of € 15.5 million in 2020. In 2020 our net loss increased by € 1.5 million to a net loss of € 15.5 million compared to a net loss of € 14.0 million in 2019.

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

Currency

Within fiscal year 2021, we had operations in Germany, the United States, China and India. As a result, our revenue and earnings have exposure to a number of currencies, primarily the Euro, the U.S. dollar and the Chinese renminbi. As our presentation currency is the Euro, and the functional currencies of the businesses located outside of Europe are their local currencies, the results of the businesses located outside of Europe must be translated each period to Euros. The financial statements of foreign subsidiaries are translated using the concept of the functional currency in accordance with IAS 21. The assets and liabilities of foreign subsidiaries are translated at the spot rate at the end of the period, while their income statement items are translated at average exchange rates for the respective periods. All resulting exchange differences are recognized in other comprehensive income. Gains and losses on foreign currency transactions primarily due to intercompany loans given to our subsidiaries are shown within other operating income and other operating expenses, respectively, in the consolidated statement of comprehensive loss. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

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

We also expect to spend significant time and resources remediating material weaknesses in our internal controls over financial reporting as well as cooperating with any review by our regulators.

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

EBITDA

Our EBITDA (earnings before interest, taxes, depreciation and amortization) is mainly influenced by the gross profit from our Systems segment and Services segment as well as from the operating expenses from the functions research and development, administration and sales and marketing. In addition, other operating expense and other operating income including gains and losses from foreign exchange transactions have an impact on EBITDA. The gross profit from our Systems segment is mainly driven by materials and labor costs. The gross margin drivers for our Services segment relate to revenues, materials, labor and energy costs as well as facility costs. Costs for the non-productive functions are influenced primarily by labor. Research and development expenses are partially driven by materials. One of the main drivers of expenses for the administrative function is legal fees as well as accounting and auditing fees while sales and marketing expenses are also influenced by commissions paid to sales agents.

Non-IFRS Measure

We regularly use both IFRS and non-IFRS results and expectations internally to assess our overall performance of the business, making operating decisions, and forecasting and planning for future periods. We believe that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. Our calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

We use Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. We believe Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company. Adjusted EBITDA for the twelve months ended December 31, 2021 was negative.

Critical Accounting Policies and Significant Estimates

Please refer to Part III, Item 18. Financial Statements, Note 5 “Critical accounting judgment and key sources of estimation and uncertainty” to the consolidated financial statements.

Statements of Comprehensive Loss Data

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2021		2020
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€ 24,826	100%	€ 21,567	100%	€ 3,259
Cost of sales	16,876	68.0	14,812	68.7	2,064
Gross profit	7,950	32.0	6,755	31.3	1,195
Selling expenses	6,420	25.9	5,816	27.0	604
Administrative expenses	6,577	26.5	6,407	29.7	170
Research and development expenses	6,149	24.8	6,500	30.1	(351)
Other operating expenses	618	2.5	2,799	13.0	(2,181)
Other operating (income)	(2,970)	12.0	(1,603)	7.4	(1,367)
Operating loss	(8,844)	35.6	(13,164)	61.0	4,320
Finance expense	2,601	10.5	2,589	12.0	12
Finance (income)	(924)	3.7	(184)	0.9	(740)
Financial result	1,677	6.8	2,405	11.2	(728)
Net loss before income taxes	(10,521)	42.4	(15,569)	72.2	5,048
Income tax expense (income)	65	0.3	(88)	(0.4)	153
Net Loss	€ (10,586)	42.6%	€ (15,481)	71.8%	€ 4,895

Summary

Our revenues increased by € 3.3 million, or 15%, to € 24.8 million in 2021 from € 21.6 million in 2020. This was due to an increase in revenues from both segments Systems and Services amounting to € 3.2 million and € 0.1 million, respectively.

Our gross profit increased by € 1.2 million from € 6.8 million in 2020 to € 8.0 million in 2021. This was due to an increase in gross profit for both segments Systems and Services amounting to € 0.8 million and € 0.4 million, respectively. The improvement regarding our Systems segment was mainly related to the increased revenues from this segment. The increase regarding our Services segment was mainly related to significantly higher gross profit contribution from our subsidiary voxeljet America, as a result of an improved utilization of the American service center, as well as gross profit from the German service center improved. This was slightly offset by weaker gross profit contribution from our Chinese subsidiary. Our consolidated gross profit margin slightly improved to 32% in 2021 compared to 31% in 2020.

Our operating loss decreased by € 4.3 million to a loss of € 8.8 million in 2021 from a loss of € 13.2 million in 2020. This was mainly due to a positive net impact of the year over year changes in other operating expenses and other operating income amounting to € 3.5 million. In addition, gross profit for 2021 increased by € 1.2 million compared to last year. Research and development expenses decreased by € 0.4 million. This was partially offset by higher operating expenses from our functions sales and marketing as well as administration. Year over year, selling expenses and administrative expenses increased by € 0.6 million and € 0.2 million, respectively.

Revenues by Segment

The table below sets forth the change in revenues by segment from 2020 to 2021:

	Year Ended December 31,
	2021	2020	period-over- period change

	(€ in thousands)
Systems	€ 15,728	€ 12,556	€ 3,172
Services	9,098	9,011	87
Total Revenues	€ 24,826	€ 21,567	€ 3,259

Revenues from the Systems segment for 2021 were € 15.7 million, representing a 24.6% increase over revenues of € 12.6 million in 2020. The Company sold ten new and four used and refurbished 3D printers during the year ended December 31, 2021 compared to eight new and five used and refurbished 3D printers in the prior year period. Revenue from the sale of 3D printers significantly increased in 2021 compared to last year, due to the higher number of transactions but mainly due to a more favorable product mix, as we sold more larger scale platforms in 2021 as opposed to smaller platforms in the comparative period in 2020. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues also increased, which reflects the recovery from the economic slow-down mainly due to the ongoing COVID-19 situation. Currently, we are able to perform installations of 3D printers and to offer service visits in most regions of the world. There remain some constraints and obstacles, but our operations in the face of the COVID-19 situation are normalizing progressively.

Revenues from the Services segment for 2021 were € 9.1 million, which represents an increase of € 0.1 million or 1.1% in revenues compared to € 9.0 million in 2020. This was mainly due to higher revenue contributions from our German operation and a slight growth in revenues from our Chinese service center. This was partially offset by lower revenue contributions from our subsidiary voxeljet America, which continues to reflect the slow-down of the economy related to the COVID-19 situation accompanied by a drop in market demand from our clients in North America. Even though there was an increase in revenues starting in the third quarter of 2021, it did not fully compensate for the negative impact of the COVID-19 situation in the first half of 2021.

Revenues by Geographic Region

The table below sets forth the change in revenues by geographic region from 2020 to 2021:

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	12,228	49.3%	11,466	53.2%
Asia Pacific	7,107	28.6	4,521	21.0
Americas	5,491	22.1	5,580	25.9
Total	24,826	100.0%	21,567	100.0%

We generated more than 49% of our revenues in the EMEA region for the year ended December 31, 2021 with a slight decreasing relative proportion of our revenues as compared to the year ended December 31, 2020. The decrease is related to higher absolute portion of total revenues, as the absolute portion of revenues in the EMEA region also increased. Relative and absolute portion of revenues in the Asia Pacific region increased mainly due to higher printer sales. Revenue in the region Americas year over year was almost flat.

Gross Profit and Gross Profit Margin

Total gross profit for 2021 increased, which was related to both, the Systems and the Services segment. Total gross profit margin slightly improved due to the significant increase related to the Services segment, while gross profit margin from the Systems segment slightly decreased. Overall, our gross profit margin increased from 31% in 2020 to 32% in 2021.

The table below sets forth gross profit and gross profit margin for our Systems and Services segments for the presented periods:

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Amount	Gross margin as percentage of relevant segment revenues	Amount	Gross margin as percentage of relevant segment revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€ 5,251	33.4%	€ 4,441	35.4%	€ 810
Services	2,699	29.7	2,314	25.7	385
Total	€ 7,950	32.0%	€ 6,755	31.3%	€ 1,195

Gross profit for our Systems segment increased to € 5.3 million in 2021 from € 4.4 million in 2020, while the gross profit margin decreased by 2.0% to 33.4% in 2021 from 35.4% in 2020. The increase in gross profit was due to higher gross profit from the sale of 3D printers, while gross profit from System-related goods and services, including consumables, spare parts and maintenance decreased. This was mainly due to the year over year change in the reserve for slow-moving inventory amounting to € 0.8 million negative. This is also the reason for the decrease in gross profit margin from Systems-related revenues. Gross profit margin from the sale of 3D printers year over year was almost flat.

Gross profit for our Services segment in 2021 amounted to € 2.7 million, and therefore increased by € 0.4 million compared to 2020. Gross profit margin significantly increased from 25.7% in 2020 to 29.7% in 2021. This increase was mainly related to significantly higher gross profit as well as gross profit margin contribution from our subsidiary voxeljet America, as a result of an improved utilization of the American service center due to the recovery since the third quarter of 2021. Also regarding the German service center, both gross profit and gross profit margin slightly improved. These positive trends were partially offset by weaker gross profit and gross profit margin contribution from our Chinese subsidiary.

Operating Expenses

As shown in the table below, total operating expenses significantly decreased to € 16.8 million in 2021 compared to € 19.9 million in 2020 and decreased to 67.6% of revenues in 2021 compared to 92.4% in 2020. The main driver for this decrease are the year over year changes in other operating income and expenses. Selling expenses increased from € 5.8 million in 2020 to € 6.4 million in 2021. This year over year increase of € 0.6 million is mainly due to higher distribution expenses primarily corresponding to the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered. Administrative expenses slightly increased. We recorded an increase of € 0.2 million from € 6.4 million in 2020 to € 6.6 million in 2021. The increase was mainly related to higher legal advisor fees related to our stock market listing as well as our communications with financial institutions in connection with funding activities. Operative expenses within the function R&D decreased by € 0.4 million from € 6.5 million in 2020 to € 6.1 million in 2021. This was mainly due to lower personnel expenses amounting to € 3.6 million in 2021 compared to € 3.9 million in 2020 as well as lower material expenses amounting to € 0.4 million in 2021 compared to € 0.6 million in 2020, partially offset by higher usage of external services.

	Year Ended December 31,
	2021		2020
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€ 6,420	25.9%	€ 5,816	27.0%	€ 604
Administrative expenses	6,577	26.5	6,407	29.7	170
Research and development expenses	6,149	24.8	6,500	30.1	(351)
Other operating expenses	618	2.5	2,799	13.0	(2,181)
Other operating (income)	(2,970)	(12.0)	(1,603)	(7.4)	(1,367)
Total	€ 16,794	67.6%	€ 19,919	92.4%	€ (3,125)

Other operating income and expenses

Other operating expenses for the year ended December 31, 2021 were € 0.6 million compared to € 2.8 million in the prior year period. This is mainly due to lower losses from foreign currency translations. Foreign currency losses amounted to € 0.5 million for the year ended December 31, 2021, compared to € 2.5 million in the same period in 2020.

Other operating income was € 3.0 million for the year ended December 31, 2021 compared to € 1.6 million in the prior year period. The increase was mainly due to higher gains from foreign currency transactions amounting to € 1.8 million in 2021 compared to € 0.8 million in 2020. In addition, in 2021, we received government grants awarded for research and development project funding amounting to € 0.6 million. In 2020, our subsidiary voxeljet America received a government grant from the United States Small Business Administration (“SBA”) under the COVID-19 funding program amounting to € 0.3 million. The full amount was recognized in profit and loss, in the second quarter of 2020, as the related costs for which the grant is intended to compensate occurred in this period. The assessment of SBA whether we are in compliance with the conditions, was finalized in September 2021.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our U.S. subsidiary.

Operating Loss

Operating loss and operating loss as a percentage of total revenues in 2021 and 2020 were as follows:

	Year Ended December 31,
	2021		2020
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating loss	€ (8,844)	(35.6)%	€ (13,164)	(61.0)%	€ 4,320

We had an operating loss of € 8.8 million in 2021, a decrease of € 4.3 million compared to an operating loss of € 13.2 million in 2020. This was mainly due to a positive net impact of the year over year changes in other operating expenses and other operating income amounting to € 3.5 million. In addition, gross profit for 2021 increased by € 1.2 million compared to last year. Research and development expenses declined by € 0.4 million. This was partially offset by higher operating expenses from our functions sales and marketing as well as administration. Year over year, selling expenses and administrative expenses increased by € 0.6 million and € 0.2 million, respectively.

Financial Result

	Year Ended December 31,
	2021	2020

	(€ in thousands)
Finance expense	2,601	2,589
Finance income	(924)	(184)
Financial result	1,677	2,405

We had a financial result of € 1.7 million negative in 2021, a decrease of € 0.7 million compared to a financial result of € 2.4 million negative in 2020. This was mainly due to the impact from the revaluation of derivative financial instruments amounted to positive € 0.8 million, compared to negative € 0.7 million in 2020, which leads to a year over year change of € 1.5 million positive. This was partially offset by higher interest expense for long-term debt which amounted to € 2.2 million in 2021, compared to € 1.6 million in 2020.

Reconciliation of Net Loss to EBITDA

	2021	2020

	(€ in thousands)
Net loss	€ (10,586)	€ (15,481)
Income taxes	65	(88)
Financial result	1,677	2,405
Depreciation and Amortization	3,100	3,442
EBITDA	€ (5,744)	€ (9,722)

B.          LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2021, we had cash and cash equivalents of € 7.0 million and held investments in three bond funds of € 10.7 million, one term deposit of € 2.7 million and restricted cash of € 2.3 million.

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

On November 9, 2017, the European Investment Bank (“EIB”) and the Company entered into a Finance Contract and Synthetic Warrant Agreement to support the Company’s undertaking of research and development projects for growth from 2017 to 2020. The contract provides a credit of € 25 million in up to three tranches at the amounts of € 10 million € 8 million and € 7 million, respectively. The Contract also includes a financial covenant that requires the Company to meet certain minimum financial ratios from 2019 to 2025. Under a First Demand Guarantee Agreement the Finance Contract is guaranteed by the voxeljet USA subsidiary. On December 22, 2017, we received the first tranche of € 10 million.

As of December 31, 2019, we were in breach of the Total Net Financial Debt to EBITDA financial covenant under the Finance Contract, which requires that we maintain certain minimum ratios. In March 2020, we received a waiver for the covenant breaches in 2019 and a grace period ending March 31, 2021, during which (i) voxeljet can rectify such breaches and (ii) the EIB shall not demand immediate repayment. In June 2020, we announced that the EIB and voxeljet AG further expanded our partnership. The EIB disbursed € 5.0 million of the second tranche (tranche B1) of the loan in June 2020 with a bullet repayment after five years. In addition, we amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with the Minimum Cash Covenant. As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, we were in compliance with the Minimum Cash Covenant. However, in March 2021, we discovered that our calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, we were not in compliance with the Minimum Cash Covenant as of December 31, 2020. In March 2021, we received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant. We have been in compliance with the Minimum Cash Covenant, and all other requirements under the Finance Contract, since March 2021.

During 2021, in January, February and July, we successfully completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32 million (€ 26.6 million) before deducting fees and expenses. Those capital increases improved our liquidity as well as equity ratio significantly. In spite of this success, management is taking further steps to raise further funds which may include debt or equity financing, not without mentioning, that there can be no assurance that we will be able to raise further funds on terms favorable to us, if at all. In spite of this success, we have significant financial obligations, related to the repayment of tranche A including the performance participation interest from the loan received from the EIB, which will become due in December 2022. Additionally, we have to ensure, compliance at all times with all covenants, in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”). We are taking several steps to mitigate the situation. Currently we are in discussion with the EIB in order to agree upon a drawn down of tranche B2 and tranche C of the loan amounting to € 10.0 million and therefore reschedule the debt. Moreover, we are taking further steps to raise further funds which may include debt or equity financing, not without mentioning that there can be no assurance that we will be able to raise further funds on terms favorable to us, if at all.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact our ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members, could result into further adverse impacts on our business, like a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon our ability to continue as a going concern. Despite the ongoing losses, reduced cash flow and cash facilities as well as the significant financial obligations becoming due, we assume that we will continue as a going concern. However, while we assume of continuing as a going concern, the going concern is dependent upon we being successful in:

-	successful negotiations with the EIB over the draw down of tranche B2 and tranche C under the Finance Contract
-	achievement of budgeted sales
-	successful fund raising in form of equity or debt

If these dependencies are not successfully achieved, we would consider the sale of voxeljet AG’s properties to raise sufficient funds for continuing the business as a going concern.

Those assumptions are included in the our current liquidity forecasts and we believe that we have the ability to meet our financial obligations for at least the next 12 months from the authorization for issuance of these consolidated financial statements as of and for the year ended December 31, 2021 by the Management Board on March 31, 2022 and therefore continues as a going concern.

As of December 31, 2021 we had available lines of credit with two German banks totaling € 0.2 million. Interest rates across the credit lines varied from 5.15% to 7.85% as of December 31, 2021.

Cash Flow

Our primary sources of cash in 2021 were the 2021 Offerings and revenues. Our primary uses of cash have traditionally been to finance our operations and to support the anticipated growth of our business.

The table below sets forth cash flows from operating, investing and financing activities for 2020 and 2021:

	2021	2020

	(€ in thousands)
Cash provided by (used in) operating activities	€ (6,537)	€ (6,598)
Cash provided by (used in) investing activities	(11,442)	3,921
Cash provided by (used in) financing activities	19,519	3,467
Increase in cash and cash equivalents	€ 1,540	€ 790

Our cash and cash equivalents increased from € 5.3 million at December 31, 2020 to € 7.0 million at December 31, 2021.

Operating Activities

Net cash used in operating activities was € 6.5 million for the year ended December 31, 2021 compared to cash used in operating activities of € 6.6 million for the year ended December 31, 2020.

Investing Activities

In 2021, our investing activities generally consist primarily of capital expenditures to support our growth and payments to acquire certain short-term financial assets. Also in 2021, we adopted austerity measures in response to the global economic impact of COVID-19, and therefore only approved capital expenditures, which were essential. This mainly included equipment required for our research and development activities. In addition, we acquired short-term financial assets in 2021 amounting to € 10.5 million, to invest a portion of the proceeds from the 2021 Offerings.

In 2020, we sold short-term financial assets amounting to € 4.0 million net to fund our operation and spent the majority of our capital expenditure for further upgrades of our ERP-System.

Financing Activities

In 2021, financing cash flows consisted primarily of proceeds from the 2021 Offerings amounting to € 26.6 million. This was partially offset by cash outflows from share issuance costs amounting to € 3.2 million, change in restricted cash amounting to € 2.3 million the repayment of long-term debt amounting to € 1.0 million, lease liabilities € 0.3 million and interest payments of € 0.3 million.

In 2020, financing cash flows consisted primarily of € 5.0 million received from the disbursement of tranche B1 of the second tranche related to the loan granted by the EIB. This was partially offset by cash outflows from the repayment of long-term debt amounting to € 0.9 million, lease liabilities of € 0.4 million and interest payments of € 0.3 million.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development is a key part of our strategy to develop new material sets and enhancements to our 3D printers. Our research and development expenses totaled € 6.1 million, € 6.5 million, and € 7.2 million for the years ended December 31, 2021, 2020, and 2019, respectively. For further information on our policies and practices regarding research and development, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. The target for the next years is to become cash neutral while identifying further funding sources.

E.          OFF BALANCE SHEET ARRANGEMENTS

We are not a party to any off balance sheet arrangements.

F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The information required by this item may be found under Note 19 “Financial risk management” to the consolidated financial statements.

G.          SAFE HARBOR

See “Special Note Regarding Forward Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s annual general shareholders’ meeting) and their principal occupations outside of our Company as of March 1, 2022:

Name	Age	Term Expires	Principal occupation
Peter G. Nietzer (Chairman)	61	2023	Managing director of an asset management firm
Volker Neuber (Vice Chairman)	54	2023	Vice president of an industrial firm (external consultant since July 1, 2021)
Kerstin von Diemar (Member)	45	2023	Managing director of a trading company and a medical technology company

Dr. Stefan Söhn informed the Company on April 7, 2021 that he will resign from his office as member of the Supervisory Board of the Company for professional reasons with effect from the end of the general shareholders’ meeting on May 26, 2021.

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

The following is a brief summary of the business experience of the members of our Supervisory Board:

Peter Nietzer, born in 1960 in Heilbronn, Germany, has been the chairman of our Supervisory Board since July 2, 2013. Mr. Nietzer has served as owner and managing director of KITES Industriebeteiligungen GmbH, a private investment holding company, and of M59 Advisory Services, since January 2013 and as Partner and Chief Financial Officer of GermanCapital GmbH, a private equity company he co-founded and that specializes in mid-market buy-outs, from July 2005 to July 2013. Mr. Nietzer also served as a Non-Executive Director of Cognis Credit Opportunities Fund Ltd., Cognis Credit Opportunities Master Fund Ltd. and Cognis Credit Opportunities Manager (Cayman) Ltd. from September 2013 to December 31, 2016. Since April 2000, Mr. Nietzer has been an executive board member and Managing Partner of Felicitas GmbH (which was previously known as GI Ventures AG), a fund management company he helped found. Further, since November 2020, Mr. Nietzer has been Managing Director of Robotics Ventures GmbH, Munich, a private investment holding company with focus on robotics, AI and automation, which he co-founded. Since January 2022, Mr. Nietzer has served as member and chairman of the advisory board of Dye Mansion GmbH and since March 2022 as member of the supervisory board of Robotise AG. Mr. Nietzer holds an M.B.A. from Friedrich-Alexander University Erlangen-Nürnberg, Germany. We believe that Mr. Nietzer’s over 20 years of experience in private equity and venture capital and his previous roles as a Supervisory Board member provide him with valuable insight into our business, particularly in the areas of financing and acquisition opportunities, while his focus on technology companies gives him insight into our operations and industry.

Volker Neuber, born in 1967 in Bad Kissingen, Germany, joined the supervisory board of voxeljet AG in July 2020. Mr. Neuber started his career in 1991 as a trainee with General Electric, where he held various positions from sales, marketing and Six Sigma Master Black Belt to the General Management of it’s German plastics division. From 2004 to 2010, he acted as Vice President for Husky Injection Molding Systems Ltd, where he was responsible for strategic corporate development of the markets in Europe, Africa and the Middle East. In 2010, Mr. Neuber took over the majority shares in Ettlinger Kunststoffmaschinen GmbH, a manufacturer of high-performance filters for plastics recycling. He sold Ettlinger to the U.S. company Dover (NYSE: DOV) in 2018. Mr. Neuber served between October 2020 and July 2021 as Vice President Business Development at MAAG Pump Systems AG, a company within Dover, and has served as external consultant since July 2021 in this function. Mr. Neuber has also served as the Managing Director and owner of Neuber Verwaltungs-GmbH since September 2010. Particularly thanks to his wealth of experience in the plastics industry and his many years of dedication to corporate management, Volker Neuber is a valuable addition to the Supervisory Board of voxeljet AG. Mr. Neuber completed his studies in business administration and business informatics at the state technical college in Würzburg, Germany.

Kerstin von Diemar, born in 1977 in Kelheim, Germany, joined the supervisory board of voxeljet AG in May 2021. From 2007-2016 she worked with FORUM Media Group GmbH, an award-winning international media company with around € 120 million revenue (2019), driving international business growth as Head of Group M&A and as CEO. She managed 15 global subsidiaries and served as non-executive board member at nextmedia pty ltd. (Australia) and Kenilworth Media Inc. (Canada). During her time with FORUM she led the successful expansion of the business into North America, Australia and Asia. She currently serves as vice-chairwoman on the advisory board of Forum Media Group, advising the group on all strategic decision-making processes. Before joining Forum, Ms. von Diemar worked in marketing and international business development for offerto.com (1996-2000) and as co-founder, managing director and shareholder for Kuffer Marketing GmbH (2001-2006). She is currently engaged as shareholder and managing director with cureVision, a Munich-based digital healthcare company, and Never Rest Sportswear, a manufacturer of sustainable sportswear. Ms. von Diemar holds a Diploma in sociology (Universität Regensburg 2003), completed her MBA degree in St. Gallen and at Nanyang Technological University in Singapore (MBA-HSG, 2008) and is a CFA® Charterholder (CFA Institute, 2019). Ms. von Diemar is an outstanding entrepreneur and business executive with more than 20 years of strategic and commercial experience in fast growing companies.

Board Diversity Matrix

Board Diversity Matrix (As of December 31, 2021)
Country of Principal Executive Offices “Home Country”:				Germany
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				3

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	2	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			-
LGBTQ+			1
Did Not Disclose Demographic Background			-

Management Board

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of March 1, 2022:

Name	Age	Term Ends	Position
Dr. Ingo Ederer	54	June 30, 2024	Chief Executive Officer
Rudolf Franz	54	June 30, 2024	Chief Financial Officer, Chief Operating Officer

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

Rudolf Franz, born in 1967 in Friedberg, Germany, has been one of our shareholders through his family fund Franz Industriebeteiligungen AG since the fourth quarter of 2003. Rudolf Franz joined the team of founders in early 2002. Since then Rudolf has helped to grow voxeljet AG from a small engineering business with 10 employees to a global business more than 250 employees in 2022. In his role as COO he is focusing on marketing and sales, finance and controlling, risk management, compliance, legal, HR, business development and investor relations. Since the Company’s IPO on the New York Stock Exchange (the “NYSE”) in 2013 and through its move to NASDAQ in 2020, he has been serving as the CFO of our company. In 1995, he began his career as an investment manager at Technologieholding VC GmbH in Munich, a leading European venture capital firm at the time, where he became a partner two years later, heading the firm's Munich investment team. In early 2000, together with the other partners of Technologieholding, he sold his shares to 3i Group plc. (www.3i.com), based in London, where he was then responsible for technology investments in the German-speaking market until early 2002. Mr. Franz has been a member of the advisory board of FORUM Media Group GmbH since January 2015. Since June 2020 he has been a member of the investment committee of Wachstumsfonds Bayern GmbH & Co. KG 1 and 2. Rudolf Franz studied industrial engineering for eight semesters at the University of Applied Sciences in Munich, where he earned a master’s degree, and economics for five semesters at the University of Augsburg.

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

In 2022, the two members of our Management Board are collectively entitled to receive total compensation of up to € 1.0 million, which includes base salary, bonus payments, employee stock options and other compensation as a result of other benefits as described above. In 2021, the two members of our Management Board collectively received total compensation of € 1.0 million, which included base salary, bonus payments, stock options and other compensation.

Compensation of Supervisory Board Members in Fiscal Year 2021

In our general shareholders’ meeting on May 31, 2016 the following remuneration system was resolved:

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

The following description, as far as it relates to our articles of association, is based on the articles of association, as last amended, effective with the registration in the commercial register on July 20, 2021.

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

Under German law, the members of a supervisory board may be elected for a term of up to approximately five years, depending on the dates of the general shareholders’ meeting at which the members of the supervisory board are elected, which is the standard term of office. Reelection, including repeated reelection, is permissible. The shareholders’ meeting may specify a term of office for individual members or all of the members of our Supervisory Board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our Supervisory Board.

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

Our Supervisory Board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. On May 29, 2019, Peter Nietzer, Dr. Stefan Söhn and Eberhard Weiblen were elected as members of our Supervisory Board by the general shareholders’ meeting for a term that ends with the shareholders’ meeting which resolves on the discharge of the Supervisory Board for fiscal year 2023. The members of our Supervisory Board have elected Peter Nietzer as chairperson and Dr. Stefan Söhn as vice chairperson, each for the term of their respective membership on our Supervisory Board. Eberhard Weiblen resigned from his office as member of the Supervisory Board of the Company for professional reasons with effect from the end of the general shareholders’ meeting on June 30, 2020. Following the recommendation of the Compensation and Nomination Committee, the shareholders at general shareholders' meeting on June 30, 2020 elected Volker Neuber as member of the Supervisory Board from the end of the general shareholders’ meeting in 2020 for a term that ends with the shareholders’ meeting which resolves on the discharge of the Supervisory Board for fiscal year 2023. Dr. Stefan Söhn resigned from his office as vice chairperson and member of the Supervisory Board of the Company for professional reasons with effect from the end of the general shareholders’ meeting on May 26, 2021. Also on May 26, 2021, the members of our Supervisory Board have elected Volker Neuber as vice chairperson, for the term of his membership on our Supervisory Board. Following the recommendation of the Compensation and Nomination Committee, the shareholders at general shareholders' meeting on May 26, 2021 elected Kerstin von Diemar as member of the Supervisory Board from the end of such general shareholders’ meeting for a term that ends with the shareholders' meeting which resolves on the discharge of the Supervisory Board for fiscal year 2023.

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

Following the reappointment of Dr. Ingo Ederer and Rudolf Franz as members of the management board, each of Dr. Ingo Ederer and Rudolf Franz entered into a new three year service agreement effective as of July 1, 2021. The former service agreements have expired at the end of their term of office on June 30, 2021.

The main terms of the service agreements are summarized below. The terms of the service agreements of Dr. Ingo Ederer and Rudolf Franz are identical with only a few deviating provisions regarding the company car and social security payments.

Each service agreement can be terminated prior to June 30, 2024 only, (i) by the member of the management board exercising a special termination right (Sonderkündigungsrecht) in case of a change of control of voxeljet (as defined in the service agreement), if and to the extent such change of control leads to a more than immaterial change of the position of the member of the management board, if (ii) the member of the management board is terminated by the Company for cause or if (iii) the member of the management board terminates the service agreement for cause.

If a member of the management board terminates the service agreement exercising the special termination right (Sonderkündigungsrecht) in case of a change of control, the member of the management board is entitled to a compensation payment. Such compensation payment consists of the sum of 50% of the total remuneration payable to the member of the management board over the outstanding full term of the service agreement (fixed plus variable remuneration assuming the 100% achievement of all bonus targets) and a lump sum payment amounting to two annual fixed salaries. The compensation payment is capped at the amount of € 1,425,000.

Under German law, a contract can be terminated for cause only in exceptional circumstances (i.e., if the continuation of the contractual relationship is unacceptable for the terminating party). Termination for cause generally requires that a party repeatedly and severely breaches its contractual duties. To the extent the employment terminates during a fiscal year, the member of the management board is entitled to a pro rata portion of the bonus that reflects the percentage of the year that the member of the management board worked for the Company except for cases in which the Company terminates the service agreement for cause.

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

The service agreements provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) with a target of up to 30% of the yearly base salary, as well as a long-term performance award for a three-business-year period (long-term bonus) with a target of up to 100% of the yearly base salary. The performance targets of the annual and long-term bonuses are a mixture of certain financial and non-financial targets, such as revenue, profitability and liquidity targets as well as personal goals. In addition to the fixed and variable remuneration components, each member of the management board is entitled to additional benefits (including company car arrangements, mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses. In addition, the supervisory board can grant stock options to the members of the management board on the basis of a stock option plan.

German Corporate Governance Code

The German Corporate Governance Code (Deutscher Corporate Governance Kodex) was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002. The applicable version for fiscal year 2021 is the German Corporate Governance Code as amended on December 16, 2019 and published in the German Federal Gazette (Bundesanzeiger) on March 20, 2020. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and general shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

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

The Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 31, 2013, we issued and published our first annual compliance declaration and on December 15, 2014 we published our second annual compliance declaration. Our third and fourth annual compliance declaration was published on December 16, 2015 and December 14, 2016, respectively. Our fifth and sixths annual compliance declaration was published on December 12, 2017 and December 14, 2018. Our seventh and eighth annual compliance declaration was published on December 10, 2019 and December 18, 2020. Our ninth annual compliance declaration was published on December 22, 2021. You can find our annual compliance declarations on our website at investor.voxeljet.com. Information contained on or available through our website is not incorporated by reference in or made part of this annual report and any references to our website are intended to be inactive textual references only.

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

However, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations, the current declaration was published on December 22, 2021.

D.          EMPLOYEES

The majority of our current employees are located in Germany, paid in Euros and subject to German labor law. A few of our employees might be members of a labor union; however, voxeljet AG is not bound by any collective bargaining agreement. On June 23, 2016, our employees voted for the first workers’ council of voxeljet AG. According to the German Betriebsverfassungsgesetz (BetrVG), § 9, the workers’ council has seven members. In its inaugural meeting on July 7, 2016, the workers’ council has officially started its work for the employees of the voxeljet AG.

The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,

	2021	2020	2019
Management board (Vorstand)	2	2	2
Managing director	3	3	4
Research and development	47	47	48
Systems	76	70	89
Services	43	42	48
Sales and marketing	37	38	45
Administration	45	49	61
Total	253	251	297

E.          SHARE OWNERSHIP

Supervisory Board

As of March 1, 2022, Supervisory Board member Volker Neuber held 77,821 of our ADSs, which represented approximately 1.1% of the Company’s outstanding ADSs, based on 7,026,711 ADSs outstanding as of March 1, 2022. As of March 1, 2022, Supervisory Board member Kerstin von Diemar held 2 of our ADSs. As of March 1, 2022, Supervisory Board member Peter Nietzer did not hold any of our ordinary shares or ADSs.

Management Board

Our CEO and founder, Dr. Ingo Ederer, held 578,695 of our ordinary shares, which represented 8.2% of our ordinary shares as of March 1, 2022. As of March 1, 2022, Dr. Ederer also beneficially owned (i) 69,750 ordinary shares underlying equity settled stock options that vested on April 7, 2021, with an exercise price of $13.90 and an expiration date of April 7, 2027 and (ii) 23,250 ordinary shares underlying equity settled stock options that will vest on April 12, 2022, with an exercise price of $16.15 and an expiration date of April 12, 2028 ((i) and (ii) collectively, the “CEO Options”). The exercise price of the CEO Options is $13.90 and the CEO Options have an expiration date of April 7, 2027. The aggregate number of ADSs beneficially owned by Dr. Ingo Ederer represents approximately 9.4% of the

Company’s outstanding ADSs, based on 7,119,711 ADSs outstanding as of March 1, 2022, including the shares underlying the CEO Options.

Our CFO and COO, Rudolf Franz, held 259,415 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 3.7% of our ordinary shares as of March 1, 2022. As of March 1, 2022, Mr. Franz also beneficially owned (i) 69,750 ordinary shares underlying equity settled stock options that vested on April 7, 2021 and (ii) 23,250 ordinary shares underlying equity settled stock options that will vest on April 12, 2022, with an exercise price of $16.15 and an expiration date of April 12, 2028 ((i) and (ii) collectively, the “CFO Options”). The exercise price of the CFO Options is $13.90 and the CFO Options have an expiration date of April 7, 2027. The aggregate number of ADSs beneficially owned by Mr. Franz represents approximately 4.9% of the Company’s outstanding ADSs, based on 7,119,711 ADSs outstanding as of March 1, 2022, including shares underlying the CFO Options.

On April 7, 2017 and on April 12, 2018, each member of the Management Board was granted with 69,750 and 23,250 shares of equity settled stock options, respectively. No shares of equity settled stock options were granted to the members of the Management Board in 2021.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information, as of March 1, 2022, regarding the beneficial ownership of our ordinary shares.

5% Shareholders and Members of our
Supervisory and Management Boards	Number		Percent
AWM Investment Company, Inc.(1)	894,649		12.7%
Dr. Ingo Ederer	671,695	(2)	9.4%	(2)
Rudolf Franz(3)	352,415	(4)	4.9%	(4)
Peter Nietzer	--		--
Volker Neuber(5)	77,821		1.1%
Kerstin von Diemar	2		0.0%
All Members of our Supervisory and Management Boards as a Group (5 persons):	1,101,933	(6)	15.3%	(7)

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 1, 2022, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul-Lenz Straße 1a, 86316 Friedberg, Germany.

Except as otherwise indicated, percentages of ownership are based on 7,026,711 ordinary shares outstanding as of March 1, 2022. Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(1)	Based on the Schedule 13G/A filed by AWM Investment Company, Inc. filed on February 11, 2022. The share ownership that was reported in ADSs has been reported on an as converted basis to the underlying ordinary shares using the one-to-one conversion ratio, converting the reported 894,649 ADSs to 894,649 ordinary shares.

(2)	This number includes 93,000 ordinary shares underlying the CEO Options. The percentage of ownership by Dr. Ingo Ederer is based on 7,119,711 shares outstanding as of March 1, 2022, including shares underlying the CEO Options.

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

(4)	This number includes 93,000 ordinary shares underlying the CFO Options. The percentage of ownership by Rudolf Franz is based on 7,119,711 shares outstanding as of March 1, 2022, including shares underlying the CFO Options.

(5)	Consists entirely of ADSs held by Neuber Verwaltungs-GmbH, which is fully owned by Volker Neuber. Volker Neuber is the Managing Director of Neuber Verwaltungs-GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Neuber Verwaltungs-GmbH is Zobelstr. 17, 86153 Augsburg, Germany.

(6)	This number includes the aggregate of 186,000 ordinary shares underlying the CEO Options and CFO Options.

(7)	The percentage of ownership by all members of our Supervisory and Management Boards as a group is based on 7,212,711 ordinary shares outstanding as of March 1, 2022, including shares underlying the CEO Options and CFO Options.

As of March 1, 2022, there were eleven holders of record entered in our German share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. As of March 1, 2022, Citibank, N.A. held 5,929,111 ordinary shares representing 84.4% of the Company’s issued share capital held at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record entered in our share register is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our Company.

None of our shareholders will have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B.          RELATED PARTY TRANSACTIONS

Since January 1, 2019, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our Supervisory Board and Management Board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in “Item 6. Directors, Senior Management and Employees,” and the transactions we describe below.

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 3, kEUR 3, and kEUR 2 in 2021, 2020 and 2019, respectively. The rental of office space is ongoing and will continue in 2022. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amounted to kEUR 2 in 2018. At the beginning of 2019, voxeljet acquired those paintings at a price of kEUR 2 and consequently the rental agreement pertaining to the paintings was terminated.

In addition, voxeljet received logistics services amounting to kEUR 0, kEUR 25 and kEUR 56 in 2021, 2020 and 2019, respectively from ‘Andreas Schmid Logistik’, where our former Supervisory Board member Dr. Stefan Söhn served as Chief Financial Officer until December 2020. Dr. Stefan Söhn resigned from his office as vice chairperson and member of the Supervisory Board of the Company for professional reasons with effect from the end of the general shareholders’ meeting on May 26, 2021.

Moreover, voxeljet received orders amounting to kEUR 146, kEUR 25 and kEUR 164 in 2021, 2020 and 2019, respectively from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which was our minority shareholder for voxeljet China until September 1, 2021. On this date, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China. As a result, as of September 1, 2021, Meimai is no longer a related party.

Further, voxeljet received orders amounting to kEUR 0, kEUR 0 and kEUR 13 in 2021, 2020 and 2019, respectively from DSCS Digital Supply Chain Solutions GmbH (“DSCS”), which was an associated company of which we own 33.3%. Shareholders of DSCS have initiated the wind-up of DSCS, which will be finalized by DSCS’s removal from the commercial register, expected to take place in the first half of 2022.

In addition, voxeljet employs Michele Neuber as an intern. Michele Neuber is the son of Volker Neuber, who has been a member of our Supervisory Board since July 2020. Michele Neuber received a salary of kEUR 2, kEUR 2 and kEUR 2 in 2021, 2020 and 2019 respectively.

voxeljet employed Simon Franz, who is the son of voxeljet’s Chief Financial Officer Rudolf Franz, as an intern until July 31, 2019. He received a salary of kEUR 9 in 2019.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang, who is the wife of Dr. Ederer, the Chief Executive Officer of voxeljet, amounting to kEUR 27.

Further, voxeljet has employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern since October 1, 2021. She received a salary of kEUR 2 in 2021.

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

B.          SIGNIFICANT CHANGES

Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2021.

ITEM 9. THE OFFER AND LISTING

A.          OFFER AND LISTING DETAILS

Our ADSs were listed on the NYSE from October 2013 to August 2020, and have been listed on the NASDAQ since August 2020, under the ticker symbol “VJET.”

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

D.          EXCHANGE CONTROLS

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, and Zimbabwe. In this regard, far reaching financial restrictions have recently been introduced with regards to Russia and Belarus. The regulatory environment regarding such legal restrictions is rapidly changing, reflective of evolving geopolitical environments.

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

This discussion is based on German tax laws, including, but not limited to interpretation circulars issued by German tax authorities, which are not binding on the courts, and the Treaty. It is based upon tax laws in effect at the time of preparation of this annual report (March 2022). These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

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

In case the shares are held as private assets, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% (if church tax applies, up to an aggregare rate of 27.99%)), which is levied in the form of withholding tax (Kapitalertragsteuer). The shareholder is taxed on its gross personal investment income, less the saver’s tax-free allowance of € 801 for an individual or € 1,602 for a married couple filing taxes jointly. The deduction of income related expenses actually incurred is generally not possible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual’s tax bracket if this would result in a lower tax burden. In this case, the shareholder will be taxed on gross personal investment income, less the saver’s tax-free allowance of € 801 (€ 1,602 for married couples filing jointly), without deduction of income-related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the shareholder.

Losses resulting from the disposal of shares can only be offset by capital gains from the sale of shares. If, however, a shareholder directly or indirectly held at least 1% of the share capital of the Company at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the shareholder’s personal income tax rate (plus 5.5% solidarity surcharge thereon and church tax, if any). Conversely, 60% of any capital losses are recognized for tax purposes.

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

A circular issued by the Regional Tax Office Frankfurt/Main (Verfügung der OFD), dated August 16, 2021, reference number S 2750a A-027-St 52, provides for further comments on the scope of application of the 10% threshold.

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

With regards to individuals holding shares as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge thereon and church tax, if any).

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

The full amount of a dividend distributed by the Company to a non German resident shareholder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax (Kapitalertragsteuer) at an aggregate rate of 26.375% (including solidarity surcharge). The basis for the withholding tax is the approval of the dividend for distribution by the Company’s general shareholder meeting. The amount of the relevant taxable income is based on the gross amount in Euros; any currency differences shall be irrelevant.

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

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as discussed above in Section “—German Taxation”). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate. However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz) in its current version of the law of the Abzugsteuerentlastungsmodernisierungsgesetz of June 2, 2021. Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the company would not be entitled to the refund if they derived the income directly and the source of income has no significant connection with an economic activity of this company, association or estate; the generation of income, its transfer to persons involved or beneficiaries as well as an activity, insofar as it is carried out with a business operation that is not appropriately set up for the business purpose, are not considered economic activities. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, if the company proves that none of the main purposes of its involvement is to obtain a tax advantage.

Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Küppe 1, 53225 Bonn, Germany. The form is available at the same address, on the German Federal Tax Office’s website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 2300 M Street, NW, Washington DC 20037. Generally, the refund claim becomes time-barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. treaty beneficiary must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld, and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, U.S. Residency Certification, Philadelphia, PA 19255-0625. Requests for certification must include the U.S. treaty beneficiary’s name, social security number or employer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $85 for individuals and $185 for non-individuals. An online payment option is also available at www.irs.gov. If the electronic payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Department of the Treasury, Internal Revenue Service, Philadelphia, PA 19255-0625. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. treaty beneficiary, who must then submit the certification with the claim for refund of withholding tax.

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

We believe that we were not a PFIC for our taxable year ending December 31, 2021. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2021 or for future taxable years.

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

Equity price risk

In addition, for the first tranche (tranche A) as well as the € 5.0 million portion of the second tranche (tranche B1) of the loan received from the EIB, the cash-settled warrant is dependent on the Company’s share price. Changes in the Company’s share price will affect the value of an equity forward derivative instrument (increasing share prices as compared to the share price at disbursement date will lead to a negative fair value of the derivative, decreasing share prices will lead to a positive fair value of the derivative). An increase/decrease of the price per share by USD 1.00 leads to a decrease/increase of the derivative asset (tranche A) by approximately kEUR 326. An increase/decrease of the price per share by USD 1.00 leads to a increase/decrease of the derivative liability (tranche B1) by approximately kEUR 519.

Foreign Exchange Rates

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The countries outside of the eurozone in which we sell our products and services have not historically been highly inflationary. Approximately 64%, 68% and 69% of our revenues were derived from sales outside of the eurozone region in 2021, 2020 and 2019, respectively. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in Euros based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended on December 31, 2021.

ITEM 15 CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of December 31, 2021. Our Chief Executive Officer and Chief Financial Officer concluded that, as a result of material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2021. For purposes of Rule 13a-15(e), the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013) (the “COSO 2013 Framework”). Based on the assessment and those criteria, management concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to material weaknesses in our internal control over financial reporting described below.

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

We did not demonstrate sufficient knowledge of IFRS, including understanding of new accounting standards, in order for the preparation of financial statements in accordance with IFRS and consideration of the impact of changes on our internal control over financial reporting throughout the financial year 2021 as the additional personnel with adequate IFRS knowledge was appointed in the second half of the year.

Our process to evaluate the competence and expertise necessary to support the growth and complexity of the business, its financial reporting, and response to address shortcomings was not sufficiently implemented during 2021. As a result, we did not have a sufficient number of adequately trained personnel within the organization and appropriate oversight of outsourced service providers with assigned responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting. This also resulted in ineffective design and implementation, and operation of controls over non-standard transactions, including significant unusual transactions, which are not timely identified and reviewed in sufficient detail by personnel with appropriate technical expertise to ensure that the accounting treatment in accordance with IFRS is appropriate.

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

These control deficiencies resulted in several material and immaterial misstatements to the preliminary consolidated financial statements that were corrected prior to the issuance of the consolidated financial statements. These deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2021.

Notwithstanding the identified material weaknesses, management believes that the consolidated financial statements and related notes thereto included in this annual report on Form 20-F present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Remediation Plan

Management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weaknesses identified, specifically relating to the accounting and presentation of complex, non-routine transactions. Management will undertake the following changes to remediate the material weakness described above:

●	Internal controls and COSO Framework trainings

During 2021, the company conducted trainings on internal controls and COSO Framework for the members of its Supervisory Board and Management Broad and all other employees assigned with financial reporting and internal controls responsibilities through an external consultant. The company plans to continue conducting such trainings in future.

●	External Consultants to advise on remediation of material weaknesses

At the end of 2021, we have engaged external consultants – Alvarez and Marsal to advise us on the remediation of our existing material weaknesses.

●	In the beginning of 2021, we migrated our consolidation process to the SAP-ERP system and continue to work towards complete automation of the consolidation process in this system.

●	We plan to provide education and training for the accounting personnel on the IFRS topics.

●	The Company will take steps to ensure adequate design and document management review controls to sufficiently address management’s expectations, criteria for investigation, follow-up on outliers and the level of precision used in the performance of the review controls.

●	The Company will design and implement controls over the initiation, authorization, and recording of manual journal entries.

Our management believes that these actions will remediate the material weaknesses in internal control over financial reporting described above. The remediation efforts are expected to be implemented during the financial year 2022.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of the Company’s independent registered public accounting firm due to the Company's status as a non-accelerated filer in 2021.

(d)	Changes in internal control over financial reporting

As described above under “Remediation Plan,” we are undertaking a broad range of remedial actions to address the material weaknesses in our internal control over financial reporting identified during 2020 and 2021. We made the following changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended December 31, 2021 that have improved our internal control over financial reporting, specifically:

●	The Company has implemented the consolidation module within SAP, which is fully integrated with the existing modules used by the Company at the end of the fiscal year 2020 and migrated the consolidation process to this tool in fiscal year 2021.

●	Additional staff with knowledge of International Financial Reporting Standards

During 2021, we hired an additional employee with sufficient knowledge and working experience in the IFRS to support the preparation of financial statements in accordance with IFRS and consideration of the impact of changes in IFRS on our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our Supervisory Board members, Management Board members and employees. The full text of the code of conduct is available on our website at www.voxeljet.de. We expect that any future amendments to the code of conduct, or any waivers of its requirements, will be disclosed on our website. No waivers have been granted to the code of conduct since its adoption. Information contained on or available through our website is not incorporated by reference in or made part of this annual report and any references to our website are intended to be inactive textual references only.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent registered public accounting firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”) during the fiscal years ended December 31, 2021 and 2020:

December 31,
	2021	2020

(€ in thousands)
Audit fees	€ 1,221	€ 995
Audit-related fees	€ 44	€ 29
Tax fees	--	--
All other fees	--	--
Total	€ 1,265	€ 1,024

Audit fees include the audit of our financial statements, the review of interim financial information and SEC registration statements, and statutory audits. The amount of kEUR 1,221 includes kEUR 120 related to the fiscal year 2020. Audit-related fees in 2021 and 2020 include services rendered related to one Form F-3 filing in each of 2021 and 2020.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All services provided by the principal auditing firm in 2021 detailed in the table above were approved by the Audit Committee.

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

The significant differences between the corporate governance practices that we follow and those set forth in the NASDAQ Listing Rules are described below:

●	NASDAQ Listing Rule 5605(b)(1) requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent, and the rules of procedure of our Supervisory Board provide that the Supervisory Board should be composed of a majority of independent members, though this is not a mandatory requirement. All current members of our Supervisory Board are independent.

●	NASDAQ Listing Rule 5605(b)(2) requires listed companies to hold regularly scheduled meetings at which only independent directors are present (“executive sessions”). While German law does not require a company to hold regularly scheduled executive sessions, our Supervisory Board is comprised only of independent members and meets regularly with only independent members present.

●	NASDAQ Listing Rule 5605(c)(1) requires listed companies to have a written audit committee charter. German law does not require a separate charter for an audit committee. Instead, the responsibilities and authority of our Audit Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.

●	NASDAQ Listing Rule 5605(c)(2)(A) requires each member of the audit committee of a listed company to be independent and financially literate, and also requires that at least one audit committee member have accounting or related financial management expertise. German law does not require that all members of the audit committee are independent. The rules of procedure of our Supervisory Board only stipulate that the members of our Supervisory Board shall be “sufficiently” independent and that our Supervisory Board’s proposals for the election of new members shall take into account that the majority of our Supervisory Board shall be composed of – in the Supervisory Board’s opinion – independent members. Furthermore, German law requires only that one supervisory board member have knowledge in the areas of accounting or auditing. Accordingly, the rules of procedure of our Supervisory Board stipulate that the chairman of our Audit Committee shall have special knowledge and experience of the application of accounting principles and internal control procedures. The chairman of the Audit Committee, Peter Nietzer, fulfills these requirements. Although we believe that all members of our Audit Committee are financially literate, neither German law, nor the rules of procedure of our Supervisory Board, require all members of our Audit Committee to be financially literate.

●	NASDAQ Listing Rule 5605(d)(1) requires listed companies to have a written compensation committee charter. German law does not require a separate charter for a compensation committee. Instead, the responsibilities and authority of our Compensation and Nomination Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.

●	NASDAQ Listing Rule 5605(d)(2) requires listed companies to have a compensation committee consisting of at least two members, each of whom is independent as defined under NASDAQ Rule 5605(a)(2) and in consideration of all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member. The German Corporate Governance Code recommends that the chairman of the compensation committee shall be independent from the company and the management board. Our Supervisory Board also serves as our Compensation Committee, and all three members of our Supervisory Board are independent and and do not to have any relationship with the Company’s management that is material to the members’ ability to be independent from management.

●	NASDAQ Listing Rule 5605(e)(1) requires independent director involvement in the selection of director nominees, by having a nominations committee comprised solely of independent directors and by having director nominees selected or recommended by a majority of its independent directors meeting in executive session. German law does not stipulate specific requirements for the members of a nominations committee. Our Supervisory Board also serves as our Nomination Committee, and all three members of our Supervisory Board are independent and are actively involved in the selection and/or recommendation of member nominees.

●	NASDAQ Listing Rule 5605(e)(2) requires listed companies to have a written charter or board resolution, as applicable, addressing the nominations process and related matters required under federal securities laws. German law does not require a separate charter or resolution for the nominations process. Instead, the responsibilities and authority of our Compensation and Nomination Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.

●	NASDAQ Listing Rule 5605(f) requires listed companies with five or fewer board members to have, or explain why they do not have, at least one diverse board member. Additionally, NASDAQ Listing Rule 5606 requires listed companies to annually disclose information on each director’s voluntary self-identified characteristics in a board diversity matrix. German law has a narrower requirement, with regards to setting target quotas for gender diversity.

●	NASDAQ Listing Rule 5620(c) requires listed companies’ bylaws to provide for a quorum of at least 33 1/3 percent of the outstanding shares of the company’s common voting stock. German law does not require a specific quorum for the general shareholders’ meeting and such requirement is not stipulated in our articles of association.

●NASDAQ Listing Rule 5635 requires listed companies to obtain shareholder approval before undertaking any of the following transactions: (a) acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of their outstanding share capital or voting power; (b) entering into any change of control transaction; (c) establishing or materially amending any equity compensation arrangement; and (d) entering into any transaction other than a public offering involving the sale, issuance or potential issuance by us of shares (or securities convertible into or exercisable for shares) equal to 20% or more of their outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. In contrast, according to the German Stock Corporation Act, approval by the general shareholders’ meeting is generally required for the issuance of any shares as well as any securities granting the respective holder the right to acquire shares (including options and convertibles), subject to certain exceptions.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See the following items starting at page F-1:

(a)	Report of Independent Registered Public Accounting Firm as of December 31, 2021 and for each of the two years ended December 31, 2021

(b)	Report of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2019

(c)	Consolidated Statements of Financial Position as of December 31, 2021 and 2020

(d)	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 20120, and 2019

(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020, and 2019

(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020, and 2019

(g)	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit
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
2.5

Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F, filed with the Commission on March 30, 2021).

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

4.9**

Form of Waiver of a breach under the Finance Contract and Amendment Letter to the Finance Contract between European Investment Bank and voxeljet AG, dated March 26, 2021 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed with the Commission on March 30, 2021).

Exhibit Number	Description of Exhibit
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

4.18*

Form of Irrevocable Undertaking between certain investors and voxeljet AG, dated February 10, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the Commission on February 17, 2021).

4.19*

Placement Agent Agreement between A.G.P./Alliance Global Partners and voxeljet AG, dated February 10, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the Commission on February 17, 2021).

4.20*

Form of Irrevocable Undertaking between certain investors and voxeljet AG, dated July 15, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the Commission on July 23, 2021).

4.21*

Placement Agent Agreement between A.G.P./Alliance Global Partners and voxeljet AG, dated July 15, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the Commission on July 23, 2021).

8.1*	Subsidiaries of voxeljet AG.
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft as of and for the two years ended December 31, 2021.
15.2*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft for the year ended December 31, 2019.

101.INS	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description of Exhibit
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission.
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

Date: March 31, 2022

voxeljet AG

Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

To the Shareholders and Supervisory Board of voxeljet AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of voxeljet AG and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to revise the 2019 consolidated financial statements to correct errors, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring net losses, has incurred recurring negative cash flows from operating activities, significant financial obligations becoming due, that raise substantial doubt abouts its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

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

Recognition and Valuation of Embedded Derivative Financial Instruments

As described in Notes 5 and 12 to the consolidated financial statements, the Company has recognized embedded derivative financial assets amounting to kEUR 2,826 and embedded derivative financial liabilities amounting to kEUR 516 (collectively referred to as the “embedded derivative financial instruments”), which are presented as current assets and non-current liabilities, respectively. The embedded derivative financial instruments, which are embedded in Tranche A and B1 of the loan granted in EUR by the European Investment Bank (the “EIB”), are required to be bifurcated and accounted for separate from the host contract because their value is dependent on the share price of the Company, which is not clearly and closely related to the host contract. The embedded derivative financial instruments are revalued at each balance sheet date, with changes in their fair value recorded within financial result of the consolidated statements of comprehensive loss. The fair value of the embedded derivative financial instruments, which are not traded in an active market, is determined by management using valuation techniques which are dependent on inputs such as share prices, share volume, discount rates and foreign currency exchange rates. Finance income (Tranche A and B1) resulting from the revaluations described above amounted to kEUR 752 for the year ended December 31, 2021. The deferred tax assets and liabilities resulting from the temporary differences from the respective tax base amount to kEUR 791 for Tranche A (deferred tax liability) and kEUR 144 for Tranche B (deferred tax asset).

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others,

i.	executing audit procedures regarding the appropriateness of the recognition and valuation of the embedded derivative financial instruments as they were bifurcated from the host contract, the valuation techniques used as well as the reasonableness of management’s assumptions and estimates included in the calculation of fair values of the embedded derivative financial instruments,
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

Munich, Germany

March 31, 2022

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Sebastian Stroner	/s/ ppa. Martin Veit
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm KPMG AG Wirtschaftsprüfungsgesellschaft

To the Stockholders and Supervisory Board
voxeljet AG:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments for the correction of the errors and retrospective adjustments described in Note 2, the accompanying consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements) of voxeljet AG and subsidiaries (the Company). The 2019 consolidated financial statements before the effects of the adjustments described in Note 2 are not presented herein. In our opinion, except for the errors and retrospective adjustments described in Note 2, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We served as the Company’s auditor from 2007 to 2020.

Munich, Germany
May 7, 2020

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2021	2020

	Notes	(€ in thousands)
Current assets		42,748	28,137
Cash and cash equivalents	3	7,027	5,324
Financial assets	3, 12	18,522	5,351
Trade receivables	3, 7	6,107	4,680
Inventories	8	9,482	11,394
Income tax receivables		23	31
Other assets		1,587	1,357

Non-current assets		24,711	25,090
Financial assets	3, 12	4	5
Intangible assets	10	878	1,143
Property, plant and equipment	10, 21	23,719	23,774
Investments in joint venture		--	27
Other assets		110	141
Total assets		67,459	53,227

		December 31,
		2021	2020

	Notes	(€ in thousands)
Current liabilities		21,716	26,215
Trade payables	3	2,594	1,956
Contract liabilities	3	2,132	2,911
Financial liabilities	3, 12, 20	14,882	19,770
Other liabilities and provisions	11	2,108	1,578

Non-current liabilities		13,256	7,371
Deferred tax liabilities		87	52
Contract liabilities	3	231	-
Financial liabilities	3, 12, 20	12,938	7,314
Other liabilities and provisions	11	--	5

Equity		32,487	19,641
Subscribed capital	25	7,027	4,836
Capital reserves	25	110,264	88,748
Accumulated deficit	3	(85,974)	(75,463)
Accumulated other comprehensive income		1,400	1,675
Equity attributable to the owners of the company		32,717	19,796
Non-controlling interests		(230)	(155)

Total equity and liabilities		67,459	53,227

See accompanying notes to these consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
		2021	2020	2019 (1) (2)

	Notes	(€ in thousands, except share and per share data)
Revenues	3, 18	24,826	21,567	24,602
Cost of sales	13	(16,876)	(14,812)	(17,426)
Gross profit		7,950	6,755	7,176
Selling expenses		(6,420)	(5,816)	(7,118)
Administrative expenses		(6,577)	(6,407)	(6,952)
Research and development expenses		(6,149)	(6,500)	(7,212)
Other operating expenses	14	(618)	(2,799)	(945)
Other operating income	14	2,970	1,603	2,143
Operating loss		(8,844)	(13,164)	(12,908)
Finance expense	15	(2,601)	(2,589)	(1,349)
Finance income	15	924	184	318
Financial result	15	(1,677)	(2,405)	(1,031)
Loss before income taxes		(10,521)	(15,569)	(13,939)
Income tax (expense) income	16	(65)	88	(39)
Net loss		(10,586)	(15,481)	(13,978)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		(304)	933	(577)
Total comprehensive loss		(10,890)	(14,548)	(14,555)

Loss attributable to:
Owner of the Company		(10,511)	(15,339)	(13,714)
Non-controlling interests		(75)	(142)	(264)
		(10,586)	(15,481)	(13,978)

Total comprehensive loss attributable to:
Owner of the Company		(10,815)	(14,406)	(14,291)
Non-controlling interests		(75)	(142)	(264)
		(10,890)	(14,548)	(14,555)

Weighted average number of ordinary shares outstanding		6,302,458	4,836,000	4,836,000
Loss per share - basic/diluted (EUR)		(1.68)	(3.20)	(2.89)

See accompanying notes to these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract (the “Finance Contract”) with the European Investment Bank (the “EIB”). For further information, see Note 2 “Preparation of financial statements” to the consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(€ in thousands)
	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain (loss)	Total	Non-controlling interests	Total equity
Balance at January 1, 2019 (1) (2) (3)	4,836	86,803	(46,410)	1,320	46,549	35	46,584
Loss for the period (1) (2)	--	--	(13,714)	--	(13,714)	(264)	(13,978)
Foreign currency translations	--	--	--	(578)	(578)	--	(578)
Equity-settled share-based payment	--	671	--	--	671	--	671
Share-based payment transaction with the non-controlling shareholder of a subsidiary	--	603	--	--	603	216	819
Balance at December 31, 2019 (1) (2)	4,836	88,077	(60,124)	742	33,531	(13)	33,518
Loss for the period	--	--	(15,339)	--	(15,339)	(142)	(15,481)
Foreign currency translations	--	--	--	933	933	--	933
Equity-settled share-based payment	--	671	--	--	671	--	671
Balance at December 31, 2020	4,836	88,748	(75,463)	1,675	19,796	(155)	19,641
Loss for the period	--	--	(10,511)	--	(10,511)	(75)	(10,586)
Foreign currency translations	--	--	--	(304)	(304)	--	(304)
Issue of ordinary shares in the form of ADS, net of transaction costs and tax	2,191	21,212	--	--	23,403	--	23,403
Equity-settled share-based payment	--	304	--	--	304	--	304
Change in deferred tax asset	--	--	--	29	29	--	29
Balance at December 31, 2021	7,027	110,264	(85,974)	1,400	32,717	(230)	32,487

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

(3) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Form 20-F filed with the SEC on May 7, 2020, Part III, Item 18. Financial Statements, Note 3 “Summary of significant accounting policies” to the consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020	2019 (1) (2)

	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(10,586)	(15,481)	(13,978)
Depreciation and amortization	3,100	3,442	4,211
Foreign currency exchange differences on loans to subsidiaries	(1,200)	1,466	(828)
Changes in financial assets due to fair value valuation	291	11	(174)
Share-based compensation expense	305	671	671
Change in impairment of trade receivables	99	29	15
Non-cash expense on financial liabilities	1,976	1,505	874
Change in fair value of derivative equity forward	(752)	715	106
Change in inventory allowance	851	(1)	(21)
Interest paid	263	258	320
Interest received	(85)	(92)	(93)
Loss on disposal of intangibles and property, plant and equipment	17	42	354
Other	92	63	92

Change in working capital	(908)	774	1,859
Trade and other receivables, inventories and current assets	(1,375)	1,501	(759)
Trade payables	585	(781)	358
Other liabilities, contract liabilities and provisions	(82)	(417)	2,286
Change in restricted cash	(44)	463	--
Income tax payable/receivables	8	8	(26)
Total	(6,537)	(6,598)	(6,592)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(1,041)	(139)	(1,100)
Proceeds from disposal of financial assets	--	4,962	8,373
Payments to acquire financial assets	(10,486)	(994)	(2,725)
Interest received	85	92	93
Total	(11,442)	3,921	4,641

Cash Flow from financing activities

Change in security deposit	16	--	--
Repayment of lease liabilities	(334)	(412)	(397)
Repayment of long-term debt	(1,004)	(863)	(969)
Proceeds from issuance of long-term debt	--	5,000	529
Proceeds from issuance of shares	26,619	--	--
Share issue cost	(3,217)	--	--
Change in restricted cash	(2,298)	--	--
Interest paid	(263)	(258)	(320)
Total	19,519	3,467	(1,157)

Net increase (decrease) in cash and cash equivalents	1,540	790	(3,108)

Cash and cash equivalents at beginning of period	5,324	4,368	7,402
Changes to cash and equivalents due to foreign exchanges rates	163	166	74
Cash and cash equivalents at end of period	7,027	5,324	4,368

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

voxeljet AG (in the following referred to as ‘voxeljet’, ‘Group’, or the ‘Company’) is a high-tech company headquartered in Friedberg, Germany which is listed on the NASDAQ Capital Market (“the NASDAQ”). The Company consists of voxeljet AG, voxeljet America Inc. (voxeljet America), voxeljet UK Ltd. (voxeljet UK), voxeljet India Pvt. Ltd (voxeljet India) and voxeljet China Co. Ltd. (voxeljet China). voxeljet AG owns 100% of the issued and outstanding shares of voxeljet America, voxeljet UK and voxeljet India, as well as 70.00% of voxeljet China. In December 2020, management initiated the wind-up of voxeljet UK, which was finalized on February 17, 2022. For further information, see Note 9 to the consolidated financial statements. The former minority shareholder of voxeljet China, Suzhou Meimai.

Fast Manufacturing Technology Co., Ltd. (“Meimai”), on September 1, 2021 transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China.

The Company’s American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange (the “NYSE”) from October 2013 to August 2020, and have been listed on the NASDAQ since August 2020, under the ticker symbol “VJET.”

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

Through its Services business division, the Company offers customized printed products such as sand molds and plastic models based on CAD data through its “on-demand production” service centers. In addition, the Company offers casting services to its customers. In those cases, the casting process is performed by external suppliers supported by voxeljet’s molds and models. Small-batch and prototype manufacturers utilize the Company’s machines for the automatic, patternless manufacture of their casting molds and 3D models. The Company’s customer base includes automotive manufacturers, aerospace industries, foundries and suppliers as well as companies from the arts and design industries as well as universities and research institutes.

2. Preparation of financial statements

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as set forth by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC).

The consolidated financial statements were authorized for issue by the Management Board on March 31, 2022.

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

voxeljet has recognized continuous net losses during the years 2021, 2020 and 2019 amounting to kEUR 10,586, kEUR 15,481 and kEUR 13,978, respectively. Additionally, voxeljet had negative cash flows from operating activities in 2021, 2020 and 2019 of kEUR 6,537, kEUR 6,598, kEUR 6,592, respectively, mainly due to continuous net losses.

The impacts from the global outbreak of COVID-19, like lower demand in both, the Systems and the Services segment due to postponements of larger investments and lower business activities from voxeljet’s clients, or travel restrictions which prohibited or hindered visits to the Company’s customers, almost disappeared during the fiscal year 2021. The worldwide market demand recovered to the same level compared to before the outbreak of the pandemic and the Company is able to offer installations and service visits in most regions of the world. In spite of the recovery as well as the positive trends, the continuing prevalence of the COVID-19 pandemic in certain countries as well as globally continues to pose the risk and likelihood for further lockdowns, travel restrictions and drops in demand. Further actions taken by government institutions, such as lockdowns, could result in a decrease in market demand, which could potentially result in lower cash inflows.

In January 2021, the Company successfully completed its registered direct offering and sale of 621,170 ordinary shares in the form of ADSs at a purchase price of € 13.33 per share (this equals $16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021). This provided voxeljet with gross proceeds of the offering amounting to approximately $10 million (€ 8.3 million) before deducting fees and expenses. In February 2021, the Company completed another registered direct offering and sale of 443,414 ordinary shares in the form of ADSs at a purchase price of € 22.27 per ordinary share (this equals $26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021). This provided voxeljet with gross proceeds of the offering amounting to approximately $12 million (€ 9.9 million) before deducting fees and expenses. Furthermore, in July 2021, the Company has successfully completed its registered direct offering and sale of 1,126,127 ordinary shares in the form of ADSs at a purchase price of € 7.52 per share (this equals $8.88 per ordinary share based on the exchange rate as of the close of business in New York on July 14, 2021). This provided voxeljet with gross proceeds of the offering amounting to approximately $10 million (€ 8.5 million) before deducting fees and expenses.

Those capital increases improved the Company’s liquidity as well as equity ratio significantly. In spite of this success, voxeljet has significant financial obligations, related to the repayment of tranche A including the performance participation interest from the loan received from the EIB. Tranche A will become due in December 2022 amounting to € 14.6 million reduced or increased by fair value changes of the performance participation interest. Additionally, the Company has to ensure, compliance with all covenants, in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”). Management is taking several steps to mitigate the situation. Currently management is in discussion with the EIB in order to agree upon a drawn down of tranche B2 and tranche C of the loan amounting to € 10.0 million and therefore restructure the debt. Moreover, management is taking further steps to raise further funds which may include debt or equity financing, not without mentioning that there can be no assurance that voxeljet will be able to raise further funds on terms favorable to the Company, if at all.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact voxeljet’s ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members, could result into further adverse impacts on the Company’s business, like a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon voxeljet’s ability to continue as a going concern. Despite the ongoing losses, reduced cash flow and cash facilities as well as the significant financial obligations becoming due, management assumes that voxeljet will continue as a going concern. However, while management assumes of continuing as a going concern, the going concern is dependent upon management and the Company being successful in:

-	successful negotiations with the EIB over the draw down of tranche B2 and tranche C under the Finance Contract
-	achievement of budgeted sales
-	successful fund raising in form of equity or debt

If these dependencies are not successfully achieved, management would consider the sale of voxeljet AG’s properties to raise sufficient funds for continuing the business as a going concern.

Those assumptions are included in the Company’s current liquidity forecasts and management believes that the Company has the ability to meet its financial obligations for at least the next 12 months from the authorization for issuance of these consolidated financial statements as of and for the year ended December 31, 2021 by the Management Board on March 31, 2022 and therefore continues as a going concern.

As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

Impairment test

Non-financial assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable, or as of year end if no impairment indicators are present. Therefore, the Company performed an impairment test for the non-financial assets for the end of the reporting period. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset. The impairment test, performed by management, did not lead to any write downs.

Revision to prior periods for correction of immaterial errors and retrospective adjustments to presentations and disclosures

All corrections and adjustments stated below were performed within the fiscal year 2020.

a) Amendment of classification of short-term investments

In the first quarter of 2020, the Company amended the classification of short-term investments included in current financial assets. Before the amendment, those short-term investments have been classified in the category at fair value through OCI (“FVOCI”).

The new classification shall be the category at fair value through profit and loss (“FVTPL”). Accordingly, prior periods have been revised, which led to movements between profit and loss and other comprehensive income as the changes in fair value are now presented within finance income or expense.

b) Recalculation of performance participation interest related to the Finance Contract with the EIB

In the first quarter of 2020, the Company recalculated the performance participation interest related to the Finance Contract with the EIB, due to a mistake in the calculation logic. Accordingly, prior periods have been revised, which led to adjustments in non current financial assets, deferred tax liabilities as well as equity.

c) Impacts of amendment and recalculation

Due to the amendments and recalculations, which are described above, the opening balance as of January 1, 2019 of non current financial assets as well as deferred tax liabilities have increased by kEUR 151 and kEUR 43, respectively. The opening balance as of January 1, 2019 of accumulated deficit increased by kEUR 10, whereas the opening balance of accumulated other comprehensive gain increased by kEUR 118. As a result, the loss for the year ended December 2019 decreased by kEUR 253.

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

The Company has revised the presentation of interest paid and interest received for the year ended December 31, 2019, previously disclosed under supplemental cash flow information, now presented in cash flow from operating activities, cash flow from investing activities and cash flow from financing activities, respectively. Further, the Company has revised the presentation of changes in financial assets due to fair value valuation as well as change in fair value of derivative equity forward for the year ended December 31, 2019 related to the amendment of classification of short-term investments and the recalculation of performance participation interest related to the Finance Contract with the EIB. As a consequence, the line item others has also been revised.

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

The Company has included Michele Neuber for his employment as working student within the related party disclosure. His father Volker Neuber has served as a member of voxeljet’s supervisory board since July 2020.

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

Revenues from contracts with customers

The Company estimates the transaction price at contract inception, including any variable consideration. The revenue is measured at the transaction price agreed under the contract, net of discount. In most cases, the consideration is due when legal title has been transferred. Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on a relative stand-alone selling price. List prices are considered as the stand-alone selling price of the product.

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

Invoices from revenue streams, besides the sale of new or refurbished 3D printers are usually payable within 30 to 60 days. The Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with machine sales, the Company may, depending upon the circumstances, requires advance payments prior to shipment. On the sale of new or refurbished 3D printers, the Company generally requires advance payments prior to shipment and requires international customers to furnish letters of credit. These advance payments are recognized as contract liabilities. Maintenance contracts are generally billed to customers in advance on a monthly, quarterly, or annual basis, and are initially recorded as a contract liability as the Company has an enforceable right to payment after the contract has been signed.

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

The contract liabilities primarily relate to (1) the advance consideration received from customers before satisfying a performance obligation, or an unconditional right to payment under a non-cancellable contract before it transfers the related goods or services to the customer under maintenance contracts, for which revenue is recognized over time; and (2) the advance consideration received from customers for the sale of new or refurbished 3D printers, for which revenue is recognized when the customer has accepted the assets. The total amount of unfulfilled performance obligations for 3D printer sales is € 3.9 million. The Company expects to realize the entire amount in 2022. The amount of kEUR 2,742 included in contract liabilities at December 31, 2020 has been recognized as revenue in 2021 (2020: kEUR 772). Management expects that 90% (kEUR 2,131 ) of the transaction price allocated to unsatisfied performance obligations as of December 31, 2021 will be recognized as revenue during the next reporting period. The remaining 10% (kEUR 230) will be recognised in the 2023 fiscal year.

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 18).

	Year ended December 31,
	SYSTEMS			SERVICES
	2021	2020	2019	2021	2020	2019

Primary geographical markets
EMEA	6,646	5,926	4,951	5,582	5,540	6,314
Asia Pacific	6,099	3,612	5,371	1,008	909	931
Americas	2,983	3,018	3,132	2,508	2,562	3,903
	15,728	12,556	13,454	9,098	9,011	11,148

Timing of revenue recognition
Products transferred at a point in time	14,634	11,366	12,332	9,098	9,011	11,148
Products and services transferred over time	1,094	1,190	1,122	--	--	--
Revenue from contracts with customers	15,728	12,556	13,454	9,098	9,011	11,148

In 2021, voxeljet leased zero 3D printers (2020: one 3D printer and 2019: two 3D printers) to customers under operating leases. Rental income is recognized on a straight-line basis over the term of the lease as revenue and is reported within the Systems segment.

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

Initial measurement

At initial recognition, voxeljet measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transactions costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed immediately. A trade receivable without a significant financing component is initially measured at the transaction price.

Financial liability is initially measured at its fair value minus, in the case of a financial liability not at fair value through profit or loss, transactions costs that are directly attributable to the issue of the financial liability. Transaction costs of financial liabilities carried at fair value through profit or loss are expensed immediately.

Classification and subsequent measurement of financial assets and financial liabilities

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost (AC), fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost (AC) if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial debt instrument is measured at fair value through other comprehensive income (FVOCI) if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objectives are both to hold financial assets to collect contractual cash flows and to sell financial assets; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to record subsequent changes in the investment’s fair value in OCI (FVOCI) without recycling. This election is made on an investment-by-investment basis. The company has not utilized the option to record subsequent changes in the equity investment’s fair value in OCI (FVOCI) as of December 31, 2021 and 2020.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. The company has not utilized this option as of December 31, 2021 and 2020.

Under IFRS 9, initially our short-term investments in bond funds were classified as fair value through other comprehensive income (FVOCI). In the first quarter of 2020, we amended our classification of short-term investments included in current financial assets as FVTPL. For further information, see Note 2.

On initial recognition, a financial liability is classified as measured at: amortized cost (AC) or fair value through profit or loss (FVTPL).

A financial liability is measured at amortized cost (AC) unless it is either held for trading or designated as at FVTPL. Financial liability is subsequently measured at amortised cost using the effective interest method, which allocates interest expense at a constant rate over the term of the instrument. The effective interest rate of a financial liability is calculated at initial recognition and is the rate that exactly discounts the expected cash flows through the expected life of the financial liability.

The Company may irrevocably designate a financial liability as measured at FVTPL which is either managed on a portfolio basis and its performance is evaluated on a fair value basis, or if its designation would eliminate or significantly reduce an accounting mismatch that would otherwise arise or if it is a hybrid instrument that contains one or more embedded derivatives. The company has not utilized this option as of December 31, 2021 and 2020.

Recognition of gains and losses (by category)

The recognition of gains and losses of voxeljet's financial assets is based on their classification:

-	At amortized cost: Interest income from these financial assets is reported in the financial income using the effective interest method. Gains and losses on derecognition are recorded in the income statement and, considering related foreign currency gains and losses, reported under other operating income and expenses.
-	At fair value through profit or loss: Gains or losses of derivative financial instruments and short term investments, which are subsequently measured at fair value through profit or loss, are included in the income statement as finance income or finance expense in the period in which they arise.

The recognition of gains and losses of voxeljet’s financial liabilities depends on their classification:

-	Financial liabilities at fair value through profit or loss: This category includes derivative financial instruments that are not designated as hedging instruments in accordance with IFRS 9 hedge accounting rules. Gains and losses are recognized in the income statement as finance income or finance expense in the period in which they arise.
-	Financial liabilities measured at amortized cost: This category includes trade payables and interest-bearing loans. After initial recognition, these are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as in case of amortization using the effective interest method. Amortization according to the effective interest method is included in interest expenses in the profit and loss account.

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

Impairment of financial assets

voxeljet assesses expected credit losses associated with financial assets measured at amortized cost, lease receivables and contract assets, based on future expectations. A respective risk provision or, in case of an actual loss that already occurred, an impairment loss is recognized as other operating income or expenses.

The Company’s financial assets at amortized cost consist of trade receivables, restricted cash, term deposits and cash and cash equivalents.

-	General approach:

Generally, financial assets are considered as having a low default risk at initial recognition resulting in a 12-month expected credit loss provision. In case of a significant increase in credit risk, the lifetime expected credit losses are recognized. Amongst others debtor’s payment delays of more than 90 days are considered as an indicator for increase in default risk. Further, when determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, voxeljet considers reasonable and supportable information that is relevant and available without undue cost or effort. An objective evidence of impairment is considered to be for example bankruptcy filing of the counterparty.

-	Simplified approach:

For trade receivables with no significant financing component voxeljet applies the simplified approach as required by IFRS 9, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

The expected credit losses are based on both quantitative and qualitative information and analysis, based on the Group’s historical experience and third party credit risk assessment and including forward-looking information.

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

voxeljet AG only recognizes expected credit losses for trade receivables based on the simplified approach.

Trade receivables

  In order to measure expected credit losses, trade receivables are summarized on the basis of common credit risk characteristics and overdue days.

The Company measures loss allowances for trade receivables at an amount equal to lifetime ECLs. ECLs are a probability-weighted estimate of credit losses. The Company calculates the ECL based on the risk scoring of its customers’ according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is determined based on the risk score received from the external rating agency and actual credit loss experience. In addition, the Company uses qualitative assessment of the trade receivables, where default has incurred. For information about the exposure to credit risk and ECLs for trade receivables as of December 31, 2021 and 2020, please refer to Note 19.

Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets and presented within other operating expenses or other operating income.

Other financial assets at AC

Cash and cash equivalents like short term bank deposits, restricted cash and term deposits are subject to the general approach of impairment. However, no significant ECL was identified for these financial assets due to the excellent ratings of those banks to which voxeljet entrusted its funds.

Leases

Definition of a lease

The Company assesses whether a contract is or contains a lease based on the definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

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

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (where the value of underlying asset, when new is of EUR 5000 or less, e.g. tools) as well as short-term leases (leases with less than 12 months of lease term). The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company presents right-of-use assets in “property, plant and equipment”, in the same line item as it presents underlying assets of the same nature that it owns. The carrying amounts of right-of-use assets are as below:

	Property, plant and equipment
	Property	Production equipment	Others	Total
	(€ in thousands)
Balance at January 1, 2021	2,892	45	254	3,191
Balance at December 31, 2021	2,648	19	239	2,906

The Company presents lease liabilities within “financial liabilities” in the consolidated statements of financial position.

Leases under IFRS 16

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at an amount equal to the lease liability, unless cash flows or incentives are present before or at lease commencement which may affect the right-of-use asset.

The right-of-use asset is subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

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

Beginning December 2021, the Company has leased out office space to a third party in Friedberg, Germany. This lease has been classified as an operating lease. The lease income from operating leases where the group is a lessor is recognized in other operating income on a straight-line basis over the lease term. Lease payments from the contract do not include any variable lease payments. The credit risk arising in connection with lease receivables is considered to be immaterial. Also residual value risk arising in connection with the underlying leased asset is considered to be immaterial.

The accounting policies applicable to the Company as a lessor are not different from those under IAS 17.

The Company is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor.

Impacts on financial statements

Impacts for the period

As per our assessment under IFRS 16, as of December 31, 2021, the Company recognized kEUR 2,906 of right-of-use assets (as of December 2020: kEUR 3,191) and kEUR 3,210 of lease liabilities (as of December 31, 2020: kEUR 3,124).

Also in relation to those leases under IFRS 16, the Company has recognized depreciation and interest costs, instead of operating lease expenses. During the twelve months ended December 31, 2021, the Company recognized kEUR 651 (2020: kEUR 682, 2019: kEUR 765) of depreciation expenses and kEUR 149 (2020: kEUR 167, 2019: kEUR 190) of interest expense from these leases.

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

Employee stock option plan

In April 2017, the Supervisory Board adopted and approved Option Plan 2017. The plan authorizes to grant shares of equity-settled stock options to employees and members of the management board. The Company’s stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. The Company calculated the fair value of each option award on the date of grant under the Monte Carlo simulation model. The determination of the grant date fair value of the awards using a simulation model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the expected life of the awards, risk-free interest rates, and expected dividends. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. The Company does not currently pay cash dividends on common stock and does not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero.

Foreign currencies

The financial statements are presented in Euros, the functional currency of voxeljet AG.

Monetary transactions denominated in foreign currencies are translated to Euro at the exchange rates prevailing on the transaction date. Gains and losses on foreign currency transactions are shown within other operating income and other operating expenses, respectively, in the consolidated statement of comprehensive loss.

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

The exchange rates that are most relevant for voxeljet’s consolidated financial statements are as follows:

Average exchange rates to Euro

December 31,	Average Rate
	USD	GBP	INR	CNY
2021	1.1827	0.8596	87.4392	7.6282
2020	1.1422	0.8897	84.6392	7.8747
2019	1.1195	0.8778	78.8361	7.7355

Year end exchange rates to Euro

December 31,	Year End Rate
	USD	GBP	INR	CNY
2021	1.1326	0.8403	84.2292	7.1947
2020	1.2271	0.8990	89.6605	8.0225

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

Impairment of non-financial assets

The Company continuously assesses if there is a triggering event whether there is an indication that a non-financial asset may be impaired. Such assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset.

Earnings (loss) per share

Basic earnings per share amounts are calculated by dividing profit (loss) by the weighted average number of ordinary shares outstanding. The weighted average number of shares is calculated by multiplying the outstanding number of shares after considering the issuance of shares in January, February, and July 2021 with its time-weighted portion and thereafter summing up their respective portion. Regarding the outstanding and exercisable options refer to Note 6.

	2021	2020	2019
	(in thousands of shares)

Weighted-average number of ordinary shares at 31 December	6,302	4,836	4,836

4. New standards and interpretations not yet adopted

The IASB issued a number of new IFRS standards or amendments to existing standards which are required to be adopted in annual periods beginning after December 31, 2020.

Standard	Effective date	Descriptions
IFRS 4	01/2021	Extension of the Temporary Exemption from Applying IFRS 9
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	01/2021	Interest Rate Benchmark Reform
IFRS 16	04/2021	Covid-19-Related Rent Concessions
IFRS 3	01/2022	Reference to the Conceptual Framework
IAS 16	01/2022	Proceeds before intended use
IAS 37	01/2022	Onerous contracts – Cost of Fulfilling a Contract
IFRS 1, IFRS 9, IFRS 16 and IAS 41	01/2022	Annual Improvements to IFRS Standards 2018–2020 (IFRS 1, IFRS 9, IFRS 16 and IAS 41)
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)
IAS 1	01/2023	Amendment to IAS 1 - Disclosure of Accounting Policies
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in Connection with Assets and Liabilities Arising from a Single Transaction

The adoption of standards effective 01/2021 and 04/2021 did not have a material impact on the financial statements as of and for the year ended December 31, 2021. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2022 or later will have on its financial statements but does not expect they will have a significant impact.

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

Recognition of derivative financial instruments

The embedded derivative financial instruments, which are embedded in Tranche A and B1 of the loan granted in Euros by the EIB, are required to be bifurcated and accounted for separately from the host contract because their value is dependent on the share price of the Company, which is not closely related to the host contract. The embedded derivative financial instruments are revalued at each balance sheet date, with changes in their fair value recorded within financial result of the consolidated statements of comprehensive loss. The fair value of the embedded derivative financial instruments, which are not traded in an active market, is determined by management using valuation techniques which are dependent on inputs such as share prices, share volume, discount rates and foreign currency exchange rates. For the year ended December 31, 2021, finance income related to Tranche A and Tranche B1 resulting from the revaluations described above amounted to kEUR 460 (2020: kEUR 93) and kEUR 292 (2020: finance expense kEUR 808), respectively.

Lease term as a lessee

The Company leases certain properties which contain extension options exercisable by the Company after the end of the non-cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

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

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met. The options from tranche 1 and tranche 2 have an expiration date of April 7, 2027 and April 12, 2028, respectively.

The fair value of the employee share option plan has been measured for tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

	December 31,
	2021		2020		2019
	Number of options	Weighted-average exercise price (USD)	Number of options	Weighted-average exercise price (USD)	Number of options	Weighted-average exercise price (USD)
Outstanding at January 1	353,400	14.46	353,400	14.46	353,400	14.46
Granted during the year	--	--	--	--	--	--
Exercised during the year	--	--	--	--	--	--
Forfeited during the year	--	--	--	--	--	--
Outstanding at December 31	353,400	14.46	353,400	14.46	353,400	14.46
Vested and exercisable at December 31	265,050	13.90	--	--	--	--

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at December 31, 2021 265,050 options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of outstanding options at December 31, 2021 amounts to 5.5 years (December 31, 2020: 6.5 years).

The expense recognized in the statement of comprehensive loss totaled kEUR 304, kEUR 671 and kEUR 671 for the years ended December 31, 2021, 2020 and 2019, respectively.

Minority shareholding of voxeljet China

Set out below is summarized financial information for the subsidiary that has non-controlling interests that are material to the Group. The amounts disclosed for the subsidiary are based on IFRS and before inter-company eliminations.

	December 31,
	2021	2020

	(€ in thousands)
voxeljet China Co. Ltd.
Summarized balance sheet

Current assets	3,442	2,603
Current liabilities	5,195	4,351

Current net liabilities	1,753	1,748

Non-current assets	1,459	1,831
Non-current liabilities	735	852

Non-current net assets	724	979

Net liabilities	1,029	769

Accumulated NCI	(230)	(155)

	Year Ended December 31,
	2021	2020

	(€ in thousands)
voxeljet China Co. Ltd.
Summarized statement of comprehensive income

Revenue	3,843	2,179
Loss for the period	(251)	(473)
Other comprehensive income	--	--
Total comprehensive loss	(251)	(473)

Loss allocated to NCI	(75)	(142)

	Year Ended December 31,
	2021	2020

	(€ in thousands)
voxeljet China Co. Ltd.
Summarized cash flows

Cash flows from operating activities	373	(1,504)
Cash flows from investing activities	(28)	(39)
Cash flows from financing activities	36	963

Net increase/ (decrease) in cash and cash equivalents	381	(580)

On March 1, 2019, voxeljet China moved into a new facility. Also on March 1, 2019, the minority shareholder of voxeljet China Suzhou Meimai Fast Manufacturing Technology Co., Ltd., has increased its shareholding in the entity from 4.175% to 30% through an in-kind capital contribution of a lease contract on the new facility. The lease term under IFRS 16 of the contract is six years, including a rent-free period during the first three years. The transaction is accounted for as a share-based payment transaction under IFRS 2 and resulted in an increase of non-controlling interest of kEUR 216 and capital reserves of kEUR 604. The Company also recorded a right-of-use asset of kEUR 813 and the corresponding lease liability on the commencement date of the lease. The fair value of the lease contract was measured based on the market observable lease payment of comparable properties in close proximity from the voxeljet China facility.

On September 1, 2021, the minority shareholder, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China.

On February 22, 2022, shortly before its expiration, the lease contract of voxeljet China was renewed for further two years, extending from March 1, 2022 to February 29, 2024. The renewal period previously agreed in the original contract was three years. The decrease in lease term is accounted as lease term reassessment in March 2022.

7. Trade receivables

Credit terms provided to customers are determined individually and are dependent on already existing customer relationships and the customer’s payment history.

Impairment

This table presents the reconciliation of the loss allowance provision for trade receivables.

	Year Ended December 31,
	2021	2020

	(€ in thousands)
Balance at beginning of period	183	187
Additions	96	52
Utilization	(4)	(26)
Reversal	(12)	(30)
Balance at end of period	263	183

Reversal includes changes in expected loss allowance which amounted to a gain of kEUR 0 for the business year 2021 (2020: kEUR 23), and were recorded in other operating income in the Company’s consolidated statements of comprehensive loss. Furthermore, reversals includes recovery of trade receivables previously reserved against, which amounted to a gain of kEUR 12 for the business year 2021 (2020: KEUR 7).

8. Inventories

Inventories consisted of the following for the years reported:

INVENTORIES BY CATEGORY

	December 31,
	2021	2020

	(€ in thousands)
Raw materials	2,978	3,733
Work in progress	6,504	7,661
Total	9,482	11,394

The reserve for slow-moving inventory regarding work in progress was kEUR 29 and kEUR 0 in 2021 and 2020, respectively. Related raw materials, in 2021 and 2020 of an amount of kEUR 810 and kEUR 104 have been written off, respectively, following the Company’s inventory reserve policy.

9. Restructuring

voxeljet AG

At the end of 2019, a provision of kEUR 453 was made to cover the costs associated with a restructuring program announced by Management in November 2019 for the German operation. This program included the reduction of headcount mainly in production in order to adjust the capacity but also in further functions. Estimated restructuring costs mainly include employee termination benefits based on a voluntary program which started on February 17, 2020. This program has been agreed with the workers’ council in a company agreement. On April 16, 2020, the voluntary program expired with the result that the desired reduction in headcount has been completely achieved through the voluntary program, and therefore the cost saving targets have been fully implemented. The provision for the restructuring was completely used within 2020.

Twelve months ended December 31, 2019
Line items in statement of comprehensive loss / Components of restructuring charges	(€ in thousands)

Cost of sales	302
Employee termination costs	302

Selling expenses	77
Employee termination costs	77

Administrative expenses	45
Employee termination costs	45

Research and development expenses	29
Employee termination costs	29

Impact of restructuring	453

voxeljet UK

In 2019, the Company decided to consolidate 3D printing to serve all customers in Europe from the German service center and restructure the voxeljet UK entity. The restructuring included reduction in headcount and disposal of certain assets. Consequently the lease of the Milton Keynes facility was early-terminated and ended at the end of May 2020.

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

After the restructuring launched in 2019, management initiated in December 2020 the liquidation process of voxeljet UK. Following cost-benefit considerations and taking into account the subsidiary's main purpose -particularly attracting customers attention to voxeljet’s products- management came to the conclusion, that it is not necessary to maintain a legal entity in the UK. The remaining employees, solely sales representatives, have been transferred to voxeljet AG and will continue to focus on selling 3D printed parts and 3D printers in the United Kingdom and Northern Europe. The wind-up will help to reduce overall costs, especially within the function administration, but not at all adversely affect the activities of the UK colleagues. The liquidation process of voxeljet UK was finalized on February 17, 2022, when upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up.

10. Intangible assets and property, plant and equipment

Intangible assets

	December 31,
	2021	2020

	(€ in thousands)
Software	565	806
Licenses	31	56
Prepayments made on intangible assets	282	281
Total	878	1,143

In 2021, prepayments amounting to kEUR 30 related to capitalized customizing cost in connection with our ERP system have been transferred to software as the project has been completed. The decrease related to software is related to the scheduled amortization partially offset by additions.

Property, plant and equipment

	December 31,
	2021	2020

	(€ in thousands)
Land, buildings and leasehold improvements	18,048	18,698
Plant and machinery	4,329	3,982
Other facilities, factory and office equipment	894	1,039
Assets under construction and prepayments made	448	55
Total	23,719	23,774
Thereof pledged assets of Property, Plant and Equipment	12,261	13,069

The pledged assets consist of the new office building and the new production hall, which were completed in 2017, as well as five (in 2020: seven) 3D printers that serve as collateral for certain credit lines and loan agreements. In March 2020, voxeljet pledged land and facilities located in Friedberg, Germany in favor of the EIB.

Amounts added to plant and machinery relating to self-constructed 3D printers are considered non-cash transactions, which totaled to kEUR 1,896 and kEUR 516 in the years ended December 31, 2021 and 2020, respectively.

The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the years 2021 and 2020, respectively:

2021

	(€ in thousands)
	Acquisition and manufacturing cost						Accumulated depreciation and amortization					Carrying amount
	01/01/2021	Additions	Disposals	Transfer	FX	12/31/2021	01/01/2021	Current year	Disposals	FX	12/31/2021	12/31/2021
Intangible assets
Software	2,046	45	(61)	30	4	2,064	1,240	317	(61)	3	1,499	565
Licenses	245	--	--	--	--	245	189	25	--	--	214	31
Prepayments made on intangible assets	281	31	--	(30)	--	282	--	--	--	--	--	282
Total	2,572	76	(61)	--	4	2,591	1,429	342	(61)	3	1,713	878
Property, plant and equipment
Land, buildings and leasehold improvements	22,463	7	(65)	59	479	22,943	3,765	984	--	146	4,895	18,048
Plant and machinery	9,660	2,327	(3,063)	--	434	9,358	5,678	1,332	(2,222)	241	5,029	4,329
Other facilities, factory and office equipment	3,976	295	(148)	--	65	4,188	2,937	442	(133)	48	3,294	894
Assets under construction and prepayments made	55	448	(1)	(59)	5	448	--	--	--	--	--	448
Total	36,154	3,077	(3,277)	--	983	36,937	12,380	2,758	(2,355)	435	13,218	23,719

The office space leased out to a third party in Friedberg, Germany has been classified as an operating lease and the proportional leased asset based on office space amounting to kEUR 911 included in land, buildings and leasehold improvements.

2020

	(€ in thousands)
												Carrying
	Acquisition and manufacturing cost						Accumulated depreciation and amortization					amount
								Current
	01/01/2020	Additions	Disposals	Transfer	FX	12/31/2020	01/01/2020	year	Disposals	FX	12/31/2020	12/31/2020
Intangible assets
Software	1,551	69	(26)	454	(2)	2,046	940	327	(26)	(1)	1,240	806
Licenses	245	--	--	--	--	245	162	27	--	--	189	56
Prepayments made on intangible assets	662	89	(16)	(454)	--	281	--	--	--	--	--	281
Total	2,458	158	(42)	--	(2)	2,572	1,102	354	(26)	(1)	1,429	1,143
Property, plant and equipment											--	--
Land, buildings and leasehold improvements	22,885	13	(65)	--	(370)	22,463	2,840	1,001	(2)	(74)	3,765	18,698
Plant and machinery	14,032	752	(4,595)	--	(529)	9,660	8,253	1,551	(3,921)	(205)	5,678	3,982
Other facilities, factory and office equipment	4,142	189	(314)	--	(41)	3,976	2,683	536	(257)	(25)	2,937	1,039
Assets under construction and prepayments made	60	--	--	--	(5)	55	--	--	--	--	--	55
Total	41,119	954	(4,974)	--	(945)	36,154	13,776	3,088	(4,180)	(304)	12,380	23,774

11. Other liabilities and provisions

	December 31,
	2021	2020

	(€ in thousands)
Employee bonus	512	334
Accruals for commissions	298	236
Accrual for warranty	292	228
Liabilities from payroll	255	237
Accruals for vacation and overtime	230	124
Accruals for compensation of supervisory board	180	180
Accruals for licenses	92	68
Accruals for management compensation	83	--
Liabilities from VAT	50	27
Others	116	149
Total	2,108	1,583

As of December 31, 2021, other liabilities and provisions include kEUR 0 (2020: kEUR 5) as non-current related to the line item others.

	(€ in thousands)
	January 1, 2021	Usage	Addition	Reversal	December 31, 2021
Employee bonus	334	(334)	512	--	512
Liabilities from payroll	237	(237)	255	--	255
Accruals for commissions	236	(236)	298	--	298
Accrual for warranty	228	(228)	292	--	292
Accruals for compensation of supervisory board	180	(180)	180	--	180
Accruals for vacation and overtime	124	(124)	230	--	230
Accruals for licenses	68	(68)	92	--	92
Accruals for education and training	41	(41)	--	--	--
Accruals for management compensation	--	--	83	--	83
Total	1,448	(1,448)	1,942	--	1,942

The Group expects to settle the majority of the other liabilities and provisions over the next year.

12. Additional disclosures to financial instruments

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the inputs used, the following hierarchy for determining the fair value of financial instruments is defined:

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

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
			amortized	at amortized	carrying
12/31/2021	FVTPL	FVOCI	cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	13,525	4	18,131	--	31,660

Current assets	13,525	--	18,131	--	31,656

Cash and cash equivalents	--	--	7,027	--	7,027

Financial assets	13,525	--	4,997	--	18,522	10,699	2,826	--	13,525
Bond funds	10,699	--	--	--	10,699	10,699	--	--	10,699
Term deposit	--	--	2,655	--	2,655	--	--	--	--
Restricted cash	--	--	2,342	--	2,342	--	--	--	--
Derivative financial instruments	2,826	--	--	--	2,826	--	2,826	--	2,826

Trade receivables, net	--	--	6,107	--	6,107

Non-current assets	--	4	--	--	4

Financial assets	--	4	--	--	4	4	--	--	4
Equity securities	--	4	--	--	4	4	--	--	4

Total liabilities	516	--	--	26,672	30,414

Current liabilities	--	--	--	16,879	17,476

Trade payables	--	--	--	2,594	2,594

Financial liabilities	--	--	--	14,285	14,882	--	--	15,362	15,362
Long-term debt	--	--	--	14,285	14,285	--	--	15,362	15,362
Lease liability	--	--	--	--	597	--	--	--	n/a

Non-current liabilities	516	--	--	9,793	12,938

Financial liabilities	516	--	--	9,793	12,938	--	516	13,826	14,342
Derivative financial instruments	516	--	--	--	516	--	516	--	516
Long-term debt	--	--	--	9,793	9,793	--	--	13,826	13,826
Lease liability	--	--	--	--	2,613	--	--	--	n/a
Security deposit	--	--	--	--	16	--	--	--	n/a

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
			amortized	at amortized	carrying
12/31/2020	FVTPL	FVOCI	cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	5,351	5	20,008	--	15,360

Current assets	5,351	--	10,004	--	15,355

Cash and cash equivalents	--	--	5,324	--	5,324

Financial assets	5,351	--	--	--	5,351	2,984	2,367	--	5,351
Bond funds	984	--	--	--	984	984	--	--	984
Bond funds (restricted)	2,000	--	--	--	2,000	2,000	--	--	2,000
Derivative financial instruments	2,367	--	--	--	2,367	--	2,367	--	2,367

Trade receivables, net	--	--	4,680	--	4,680

Non-current assets	--	5	--	--	5

Financial assets	--	5	--	--	5	--	--	5	5
Equity securities	--	5	--	--	5	--	--	5	5

Total liabilities	808	--	--	25,108	29,040

Current liabilities	808	--	--	20,606	21,726

Trade payables	--	--	--	1,956	1,956

Financial liabilities	808	--	--	18,650	19,770	--	808	24,858	25,666
Derivative financial instruments	808	--	--	--	808	--	808	--	808
Long-term debt	--	--	--	18,650	18,650	--	--	24,858	24,858
Lease liability	--	--	--	--	312	--	--	--	n/a

Non-current liabilities	--	--	--	4,502	7,314

Financial liabilities	--	--	--	4,502	7,314	--	--	4,203	4,203
Long-term debt	--	--	--	4,502	4,502	--	--	4,203	4,203
Lease liability	--	--	--	--	2,812	--	--	--	n/a

The financial assets with a carrying amount of kEUR 18,526 reported on the Company’s statement of financial position at December 31, 2021 were comprised of investments in three bond funds (kEUR 10,699, thereof kEUR 0 restricted), a term deposit (kEUR 2,655), restricted cash (kEUR 2,342) and a derivative financial instrument (kEUR 2,826), all reported as current financial assets and equity securities (kEUR 4), reported as a non-current asset.

The financial assets with a carrying amount of kEUR 5,356, reported on the Company’s statement of financial position at December 31, 2020 were comprised of investments in two bond funds (kEUR 2,984, thereof kEUR 2,000 restricted), a derivative financial instrument (kEUR 2,367), all reported as current financial assets and equity securities (kEUR 5), reported as a non-current asset.

The valuation techniques used to determine the fair value of financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds was determined based on the quoted unit prices received by the fund management company. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair values.

The fair values of the derivative financial instruments that are not traded in an active market are determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. The fair values have been determined based on share prices and the relevant discount rates.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposit, credit lines and bank overdrafts approximate their fair values.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of each quarter. As of December 31, 2021 and 2020, there were no transfers of financial instruments measured at fair value between level 1 and level 2.

The following table presents the changes in level 3 instruments for the twelve months ended December 31, 2021:

Non-current assets
(€ in thousands)	Equity securities
Balance at December 31, 2020	5
Transfer from level 3 into level 1	(5)
Income (expense) recognised in other comprehensive income	—
Balance at December 31, 2021	—

The investment in equity securities has been listed on a stock exchange. As it is now possible to determine the fair value of this investment using quoted prices or observable market data, it has been reclassified from level 3 into level 1 on June 30, 2021.

The following table provides an overview of the gains and losses for financial assets and liabilities measured at AC and FVTPL:

	Year Ended December 31,
	2021	2020

	(€ in thousands)
Financial assets measured at amortized cost	347	(31)
Total interest expense	(9)	(3)
Other operating income from change of impairment	62	182
Other operating income from unrealized foreign currency translation	511	50
Other operating expense from change of impairment	(120)	(120)
Other operating expense from unrealized foreign currency translation	(97)	(140)
Financial assets measured at fair value through profit or loss	265	94
Income from revaluation of derivative financial instruments	460	93
Fair value valuation of financial assets	(291)	(10)
Payout of bond funds	96	78
Other operating income from unrealized foreign currency translation	--	32
Other operating expense from unrealized foreign currency translation	--	(99)
Financial liabilities measured at amortized cost	(2,305)	(1,769)
Total interest expense	(2,299)	(1,769)
Other operating income from unrealized foreign currency translation	--	3
Other operating expense from unrealized foreign currency translation	(6)	(3)
Financial liabilities measured at fair value through profit or loss	292	(808)
Income from revaluation of derivative financial instruments	292	--
Expense from revaluation of derivative financial instruments	--	(808)
Total	(1,401)	(2,514)

Total interest income from financial assets measured at FVTPL is a combination of fair value changes in kEUR 460 (2020: kEUR 93) and interest income from bond funds of kEUR 96 (2020: kEUR 78).

Total interest expense from financial assets measured at FVTPL is a combination of fair value changes in kEUR 291 (2020: kEUR 10) and interest expense from bond funds of kEUR 0 (2020: kEUR 0).

Total interest income from financial liabilities measured at FVTPL is the fair value changes in kEUR 292 (2020: kEUR 0).

Total interest expense from financial liabilities measured at FVTPL is the fair value changes in kEUR 0 (2020: kEUR 808).

The following table provides an overview of all outstanding loans voxeljet entered into:

				December 31, 2021		December 31, 2020
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount
				(€ in thousands)
Secured bank loan	EUR	2.29%	2021	700	--	700	110
Secured bank loan	EUR	2.35%	2021	1,000	--	1,000	70
Secured bank loan	EUR	2.47%	2038	2,000	1,616	2,000	1,695
Secured bank loan	EUR	2.72%	2038	1,000	809	1,000	848
Secured bank loan	EUR	2.42%	2038	500	409	500	429
Secured bank loan	EUR	2.73%	2037	500	411	500	472
Secured bank loan	EUR	1.75%	2040	1,000	823	1,000	887
Secured bank loan	EUR	2.48%	2022	675	96	675	238
Secured bank loan	EUR	2.49%	2024	500	233	500	332
Unsecured bank loan	EUR	3.92%	2025	29	19	29	24
Unsecured bank loan	USD	2.90%	2022	40	2	40	10
Secured bank loan	EUR	0.00%	2022	10,000	13,528	10,000	12,549
Secured bank loan	EUR	12.00%	2025	5,000	6,124	5,000	5,478
Total interest-bearing liabilities				22,944	24,070	22,944	23,142

The secured bank loans are secured over land and buildings with land charges amounting to kEUR 15,000 (2020: kEUR 15,000), machinery and equipment, restricted cash and pledged bond funds with a carrying amount of kEUR 569 (2020: kEUR 1,104), kEUR 2,342 (2020: kEUR 0) and kEUR 0 (2020: kEUR 2,000), respectively.

In 2016, voxeljet concluded loan agreements with Kreissparkasse Augsburg, Germany, to finance the construction of new office and production facilities in Friedberg: (i) in February 2016, the Company entered into a € 2.0 million loan agreement due May 31, 2038. Interest is payable at a fixed rate of 2.47%; (ii) in February 2016, the Company entered into a € 1.0 million loan agreement due April 30, 2038. Interest is payable at a fixed rate of 2.72%; (iii) in February 2016, the Company entered into a € 1.0 million loan agreement due April 30, 2040. Interest is payable at a variable rate of 1.75%; (iv) In December 2016, the Company entered into a € 0.5 million loan agreement due July 30, 2038. Interest is payable at a fixed rate of 2.42%; and (v) in December 2016, the Company entered into a € 0.5 million loan agreement due September 30, 2037. Interest is payable at a fixed rate of 2.73%. Among other terms, the loan agreements contain (i) certain covenants, including that voxeljet deposit € 2.0 million with Kreissparkasse Augsburg until it has reached a certain ratio with respect to its ability to service the debt by the end of fiscal year 2019, and (ii) change of control provisions concerning the ownership of the Company by its executive officers, Dr. Ingo Ederer and Rudolf Franz. As of December 31, 2019, voxeljet was in non-compliance with that ratio and therefore pledged € 2.0 million of bond funds for the benefit of the lender. In 2021, the pledged bond funds were exchanged by a pledge of an USD amount equivalent to € 2.0 million. The collateral is pledged until voxeljet reaches certain ratio with respect to its ability to service the debt. In addition, the land owned by voxeljet upon which the facilities will be built as well as three 3D printers will serve as collateral under the loan agreements.

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

At the time the first tranche of € 10 million was received on December 22, 2017, the EIB under the Synthetic Warrant Agreement was entitled to receive as consideration cash equal to the market value of 195,790 ordinary shares of the Company (or equivalent number of ADS of the Company) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down). Under the anti-dilution protection clause of the agreement the number of ordinary shares under the Synthetic Warrant Agreement was increased to 254,527 as a result of the capital increase effective October 17, 2018 and November 1, 2018. As a result of the capital increases in January and February 2021, also under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 310,558. Due to a further capital increase in July 2021, also under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 369,828.

The Company has breached its Total Net Financial Debt to EBITDA ratio financial covenant and was in non-compliance with the letters of credit limit under the Finance Contract with the EIB as of December 31, 2019, under which the Company has to comply with certain minimum thresholds. As a result of the breach, the Company reclassified the face value of the loan of kEUR 10,000 from a non-current liability to a current liability as of December 31, 2019. After negotiations with the EIB, which started in July 2019, in March 2020, voxeljet received a waiver for the covenant breach in 2019 and also a grace period until March 31, 2021, within which voxeljet could rectify the breach and during which the EIB could not demand immediate repayment. In return, the Company registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the EIB in March 2020. In June 2020, the Company announced that the EIB and voxeljet further expanded their partnership. The EIB disbursed € 5.0 million of the second tranche (tranche B1) of the loan in June 2020 with a bullet repayment after five years. In addition, the EIB and the Company amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with the Minimum Cash Covenant. As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, the Company was in compliance with the Minimum Cash Covenant. For further information related to covenants, refer to Note 21. “Capital management”

At the time tranche B1 of € 5 million was received in June 2020, the EIB under the Synthetic Warrant Agreement, as last amended on May 29, 2020, was entitled to receive as consideration cash equal to the market value of 404,928 ordinary shares of the Company (or equivalent number of ADS of the Company) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down of the first tranche). Related to tranche B1, voxeljet and the EIB also agreed under the Finance Contract, last amended on May 29, 2020, a PIK interest (payment in kind interest) rate of 5% in addition to a 7% fixed interest rate. As a result of the capital increases in January and February 2021, under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 494,068. Due to the further capital increase in July 2021, also under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 588,361.

In March 2021, the Company discovered that its calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant was incorrect and, accordingly, the Company was not in compliance with the Minimum Cash Covenant as of December 31, 2020. Also in March 2021, the Company received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant. Since March 2021, the Company has been in compliance with the Minimum Cash Covenant, and all other requirements under the Finance Contract.

13. Cost of sales

Cost of sales includes personnel expenses, cost of material, purchased services, cost for finished goods and allocated indirect costs related to production.

COST OF SALES

	Year Ended December 31,
	2021	2020	2019

	(€ in thousands)
Personnel expenses	(4,563)	(4,594)	(5,583)
Material costs	(7,744)	(6,559)	(6,796)
Depreciation	(1,983)	(2,158)	(2,686)
Other expenses	(1,735)	(1,502)	(2,382)
Allowance for slow-moving inventory	(851)	1	21
Total	(16,876)	(14,812)	(17,426)

In 2021, other expenses primarily consisted of expenses related to insurances (kEUR 306), cost of maintenance (kEUR 283), travel expenses (kEUR 177), rental and building expenses (kEUR 38) and license fees (kEUR 30).

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

14. Other operating income and expense

The details of other operating income and expenses are presented for the years reported in the tables below:

OTHER OPERATING INCOME

	Year Ended December 31,
	2021	2020	2019

	(€ in thousands)
Government grant income	617	321	21
Reimbursement of research and development costs	110	--	--
Reimbursement of transaction costs	63	68	127
Gains from foreign exchange transactions	1,812	849	1,657
Other	368	365	338
Total	2,970	1,603	2,143

Other operating income includes an amount of kEUR 46 (2020: kEUR 75, 2019: kEUR 132) for the movement of impairment on trade receivables.

OTHER OPERATING EXPENSE

	Year Ended December 31,
	2021	2020	2019

	(€ in thousands)
Impairment loss on trade receivables	120	120	60
Losses from foreign exchange transactions	460	2,545	880
Impairment loss on inventory	--	100	--
Other	38	34	5
Total	618	2,799	945

15. Financial result

The details of financial result are presented for the years reported in the table below:

	Year Ended December 31,
	2021	2020	2019 (1) (2)

	(€ in thousands)
Interest expense	(2,601)	(2,589)	(1,349)
Interest expense on lease liability	(149)	(167)	(190)
Long-term debt	(2,150)	(1,602)	(993)
Expense from revaluation of derivative financial instruments	--	(808)	(106)
Fair value valuation of financial assets	(291)	(10)	--
Other	(11)	(2)	(60)
Interest income	924	184	318
Payout of bond funds	96	78	126
Income from revaluation of derivative financial instruments	752	93	--
Fair value valuation of financial assets	--	--	174
Other	76	13	18
Financial result	(1,677)	(2,405)	(1,031)

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

16. Income taxes

Income taxes consist of the following for the years reported:

Income tax (expense) income

	Year Ended December 31,
	2021	2020	2019 (1) (2)

	(€ in thousands)
Current tax (expense) income	--	--	--
Deferred tax (expense) income	(65)	88	(39)
Total	(65)	88	(39)

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

Deferred tax assets and liabilities

The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	December 31,
	2021		2020

	(€ in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Trade receivables	--	(7)	--	(8)
Other receivables and current assets	722	(7)	1,092	(92)
Inventories	8	(4)	16	(291)
Property, Plant & Equipment	5	(309)	5	(559)
Trade liabilities	320	--	429	--
Current financial liabilities	90	(1,406)	1,148	--
Current financial assets	--	(838)	65	--
Other current liabilities and provisions	19	(2,109)	239	(2,053)
Contract liabilities	543	(607)	762	(762)
Contract liabilities non current	65	--	--	--
Non-current other assets	--	(79)	--	(28)
Non-current financial liabilities	3,405	--	764	--
Non-current financial assets	--	--	--	(663)
Tax losses carried forward	467	--	138	--
Valuation allowance	(203)	(162)	(248)	(6)
Tax assets (liabilities)	5,441	(5,528)	4,410	(4,462)
Set off of tax	(5,441)	5,441	(4,410)	4,410
Net tax	--	(87)	--	(52)

At December 31, 2021 voxeljet AG had gross loss carry-forwards for corporation tax and trade tax losses of kEUR 65,983 and kEUR 64,632, respectively (2020: kEUR 49,698 / kEUR 48,630). These tax losses can be carried forward without restriction for future offset against taxable profits. Due to the Company's continuing loss situation, deferred tax assets regarding the loss-carryforward are recognized only to the extent that deferred tax liabilities exist, taking into account the minimum taxation in accordance with section 10d EStG. For voxeljet this means that deferred tax assets resulting from the loss carry-forward (kEUR 18,311) can only be recognized in the amount of kEUR 411 (Valuation Allowance kEUR 17,900). A tax rate of 28% (2020: 28%) was applied.

In addition, there are foreign tax loss carry-forwards from voxeljet America amounting to kEUR 3,025 (2020: kEUR 2,480), also without restriction for future offset against taxable profits. Deferred tax assets resulting from the loss carry-forward (kEUR 635) cannot be recognized because no deferred tax liabilities are existing in correspondent amounts. A tax rate of 21% (2020: 27%) was applied.

Foreign tax loss carry-forwards from voxeljet China and voxeljet India amounting to kEUR 3,592 (2020: kEUR 3,126) and kEUR 241 (2020: kEUR 326), which can be carried forward for five and eight years, respectively for future offset against taxable profits. Deferred tax assets resulting from the loss carry-forward in China (kEUR 539) can be recognized in the amount of kEUR 10 (Valuation Allowance kEUR 529). For China, a tax rate of 15% (2020: 25%) was applied. Deferred tax assets resulting from the loss carry forward in India cannot be recognised because no deferred tax liabilities are existing in correspondent amounts.

Reconciliation of profit before income taxes to income tax

The reconciliation between profit before income taxes and income tax benefit (expense) for the reporting periods presented was as follows:

RECONCILIATION OF INCOME TAX BENEFIT (EXPENSE)

	Year Ended December 31,
	2021	2020	2019 (1) (2)

	(€ in thousands)
Loss before tax	(10,521)	(15,569)	(13,939)
Tax expense at prevailing statutory rate (28%)	2,946	4,359	3,903
Non-deductible expenses	(875)	(732)	(447)
Non-taxable income	146	80	--
Tax-rate related differences	(45)	(69)	(198)
Unrecognized temporary differences and tax losses	(2,237)	(3,550)	(3,297)
Income tax (expense) income	(65)	88	(39)

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

17. Personnel expenses

Personnel expenses included in cost of sales, research and development, and selling and administrative expenses are comprised of the following:

PERSONNEL EXPENSES

	Year Ended December 31,
	2021	2020	2019

	(€ in thousands)
Wages and salaries	11,490	11,568	13,885
Employee stock option plan	304	671	671
Social security contributions	2,391	2,289	2,710
Total	14,185	14,528	17,266

voxeljet AG offers to its employees a defined contribution plan called “MetallRente”. The contributions paid by the Company amounted to kEUR 59, kEUR 65 and kEUR 66 for the years ended December 31, 2021, 2020 and 2019, respectively and is presented within social security contributions. The employer’s contribution into the mandatory defined contribution plan (publicly administered contribution plan) amounted to kEUR 719, kEUR 754 and kEUR 889 for the years ended December 31, 2021, 2020, and 2019, respectively.

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

SEGMENT REPORTING

	Year Ended December 31,
	2021				2020
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	17,700	9,098	(1,972)	24,826	13,159	9,011	(603)	21,567
third party	15,728	9,098	—		12,556	9,011	—	21,567
inter-segment	1,972	—	(1,972)	—	603	—	(603)	—
Cost of sales	(10,477)	(6,399)		(16,876)	(8,115)	(6,697)		(14,812)
Gross profit	5,251	2,699		7,950	4,441	2,314		6,755
Gross profit in %	33.4%	29.7%		32.0%	35.4%	25.7%		31.3%
Operating Expenses				(19,146)				(18,723)
Other operating expenses				(618)				(2,799)
Other operating income				2,970				1,603
Operating loss				(8,844)				(13,164)
Finance expense				(2,601)				(2,589)
Finance income				924				184
Financial result				(1,677)				(2,405)
Loss before income taxes				(10,521)				(15,569)
Income tax income (expense)				(65)				88
Net loss				(10,586)				(15,481)

	Year Ended December 31,
	2019

	(€ in thousands)
	SYSTEMS	SERVICES
Revenues	13,454	11,148
Gross profit	4,284	2,892
Gross profit in %	31.8%	25.9%

Systems revenues include revenues from the sales of used 3D printers of kEUR 2,601, kEUR 2,328, and kEUR 2,007 for the years ended December 31, 2021, 2020, and 2019, respectively.

Geographic information

REVENUES BY GEOGRAPHICAL REGION

voxeljet’s revenues and non-current assets are presented below by geographic region. For purposes of this presentation, revenues are based on the geographic location of customers and assets are based on their geographic location.

voxeljet’s revenues were generated in the following geographical regions for the years reported:

	Year Ended December 31,
	2021	2020	2019

	(€ in thousands)
EMEA	12,228	11,466	11,265
Germany	4,269	4,647	4,474
France	1,391	841	1,314
Great Britain	1,413	963	1,224
Others	5,155	5,015	4,253
Asia Pacific	7,107	4,521	6,302
South Korea	623	1,787	1,242
China	3,004	1,101	3,993
Indonesia	--	93	55
Others	3,480	1,540	1,012
Americas	5,491	5,580	7,035
United States	5,389	5,453	6,843
Others	102	127	192
Total	24,826	21,567	24,602

Revenues generated in the region Asia Pacific included kEUR 2,563 and kEUR 31 related to India and Japan respectively, for the business year 2021, presented in others (2020: kEUR 93 and kEUR 1,406, respectively). Revenues generated in the region EMEA included kEUR 1,931 and kEUR 21 related to Spain and Russia respectively, for the business year 2021, presented in others (2020: kEUR 644 and kEUR 1,322, respectively).

NON-CURRENT ASSETS BY GEOGRAPHICAL REGION

	December 31,
	2021	2020

	(€ in thousands)
EMEA	19,279	19,730
Germany	19,279	19,730
Asia Pacific	1,343	1,609
Americas	4,089	3,751
United States	4,089	3,751
Total	24,711	25,090

19. Financial risk management

The Company’s Management Board is responsible for implementing the finance policy and for ongoing financial risk management. Therefore, the Management Board has established a Risk Management Committee, which is responsible for developing and monitoring of the Group’s risk management policies, especially regarding financial risks. Generally, the committee provides an overview of financial risks on a quarterly basis to the Management Board as part of the Company’s quarterly management reporting procedures.

The Company’s principal financial instruments are comprised of cash, short-term bank deposits at commercial institutions, bond funds, lease obligations and long-term debt. The main purpose of the financial investments is to provide a return on investments with minimal risk. The Company has other financial assets and liabilities including trade receivables and trade payables, which arise directly from its operations.

The main purpose of the financial liabilities is to fund the Company’s operations and research and development activities. Portions of the long-term debt include two embedded derivative financial instruments, one recorded as a financial asset and one recorded as a financial liability, related to a future interest payment which are linked to the Company’s stock price (Performance Participation Interest).

The main risks arising from the Group’s financial instruments are liquidity risk, foreign exchange risk, credit risk, interest rate risk and equity price risks. The measures taken by Management to manage each of these risks are summarized below.

Material transactions related to activities in the area of financial instruments like entering into loan agreements or investments in bond funds require the prior approval of the Chief Financial Officer. The Company did not enter into any derivative financial instruments including those entered into for hedging purposes in 2021.

Foreign exchange risk

The Company is exposed to foreign exchange risk to the extent that there is a difference between the currencies in which sales, purchases and borrowings are denominated and the respective functional currencies of subsidiaries of the Group. The functional currencies of the parent company voxeljet AG and its subsidiaries are the Euro, U.S. Dollar, British Pound Sterling, Indian rupee and Chinese yuan renminbi. The majority of the sale, purchase and borrowing transactions are denominated in the functional currency of the parent company or its subsidiaries. The Company’s most significant foreign exchange risk relates to intercompany loans made from voxeljet AG to subsidiaries, as described below.

The Company invoiced 61% in 2021, 68% in 2020 and 62% in 2019 of total revenues in Euros. As revenues in foreign currency usually correspond to costs which are incurred in the same currency, we consider the foreign exchange risk as minor.

For the year ended December 31, 2021, voxeljet generated 36.1% of its revenues in the eurozone. Additionally, the majority of the Company’s sourcing transactions are also transacted in Euros in that zone.

voxeljet AG has provided intercompany loans to its subsidiaries to finance their operations. The loans were granted in the local currency of the subsidiaries. Gains and losses from movements in exchange rates are recorded within other operating income or expense in the consolidated statement of comprehensive loss. The amount loaned to voxeljet America totaled to USD 9.0 million (€ 7.9 million) as of December 31, 2021. An increase/decrease in the value of the Euro against the U.S. Dollar of 10% would lead to a loss of € 0.7 million/gain of € 0.9 million. As of December 31, 2020 the amount loaned to voxeljet America totaled to USD 9.0 million (€ 7.4 million). An increase/decrease in the value of the Euro against the U.S. Dollar of 10% would led to a loss of € 0.7 million/gain of € 0.8 million.

The significant exchange rates which have been applied during the years presented are disclosed in Note 3.

Interest rate risk

voxeljet’s principal interest-bearing positions are liabilities for bank borrowings and lease liabilities. These liabilities are entirely at a fixed interest rate, with one exception. As such, changes in market interest rates for these instruments have no material effect on future interest expenses.

In connection with tranche A amounting to € 10.0 million and the first portion of the second tranche (tranche B1) amounting to € 5.0 million, both related to the loan received by the EIB, the Company issued in each case a warrant, Performance Participation Interest (PPI), accounted for separately as derivative financial instruments bifurcated from the host contract (loan financial liability), with changes in fair value reported in the consolidated statements of comprehensive loss until the derivative financial instruments are settled or expired. Both portions of the loan are accounted for according to the effective interest method. Changes in the market interest rate will not affect the loan accounting. However, the derivative instruments are affected by changes in the risk-free rate. The sensitivity analysis of changes in the risk-free rate (increase or decrease by 10%) did not yield any significant effects.

Equity price risk

The Company is also exposed to equity price risks which arise from embedded derivative financial instruments (PPI) bifurcated from the loans received by the EIB as mentioned above, which depend upon the Company’s share price. Changes in the Company’s share price will affect the value of the equity forward derivative instruments (increasing share prices as compared to the share price at disbursement date will lead to decrease in fair value of derivatives, decreasing share prices will lead to an increase in fair value of derivatives). An increase/decrease of the price per share by USD 1.00 leads to a decrease/increase of the derivative asset (tranche A) by approximately kEUR 326. An increase/decrease of the price per share by USD 1.00 leads to a increase/decrease of the derivative liability (tranche B1) by approximately kEUR 519.

Credit risk

Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables) and from its financing activities, including deposits and investments with financial institutions. Therefore, the carrying amount of cash and cash equivalents, other current financial assets, and trade receivables represents the maximum credit exposure of € 31.7 million (2020: € 15.4 million).

The Company’s exposure to credit risk is influenced by the individual characteristics of each counterparty. However, Management also considers factors that influence the credit risk of its counterparty base, including the default risk of the industry and the country in which the counterparty operates. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. There were no customer loans outstanding as of December 31, 2021 and 2020. Since 2018, the Company calculates an expected credit loss (ECL) for trade receivables based on the risk scoring of its customers according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is calculated after deducting from trade receivables a loss allowance based on actual credit loss experience.

December 31, 2021
		Equivalent to external
		credit rating	Weighted-average	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	loss rate	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	3,103	5	3,098
Grades 5-7:	Fair risk	B+ to BBB	1.3%	2,787	37	2,750
Grades 8-9:	Substandard	CCC- to B	7.0%	130	9	121
Grade 10:	Doubtful	C to CC	25.0%	184	46	138
Grade 11:	Loss	D	100.0%	21	21	--
				6,225	118	6,107

December 31, 2020
		Equivalent to external
		credit rating	Weighted-average	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	loss rate	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	1,686	2	1,684
Grades 5-7:	Fair risk	B+ to BBB	1.3%	2,209	29	2,180
Grades 8-9:	Substandard	CCC- to B	7.0%	876	61	815
Grade 10:	Doubtful	C to CC	25.0%	2	1	1
Grade 11:	Loss	D	100.0%	15	15	--
				4,788	108	4,680

The Group limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A-3 based on Standard & Poor’s or P-2 based on Moody’s.

The bank deposit, cash and cash equivalents, term deposits and restricted cash are held with financial institutions, which are rated BBB+ to AAA based on Standard & Poor’s and Moody’s which is equivalent to low risk.

Liquidity risk

Management receives a weekly reporting of the current liquidity of the Group by entity. Furthermore, a monthly cash flow plan meeting has been established, where Management reviews the cash forecasts and the future development of flows of funds on an ongoing basis.

Liquidity risk is the risk that voxeljet might not have sufficient cash to meet its payment obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation of the Company. Liquidity risk is countered by systematic, day-by-day liquidity management whose fundamental requirement is that solvency must be guaranteed at all times. A major responsibility of management is to monitor the cash balances and to set up and update cash planning on a monthly basis to ensure liquidity. At all times cash and cash equivalents are projected on the basis of a regular financial and liquidity planning. The monitoring includes the expected cash inflows on trade and other receivables together with expected cash outflows from trade and other payables and financial liabilities. For further discussion see Note 2.

The following are the contractual cash flows of financial liabilities and trade payables at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

	December 31,
	2021
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Long-term debt	24,078	(31,042)	(109)	(15,363)	(1,528)	(10,595)	(3,447)
Lease liability	3,210	(3,704)	(76)	(659)	(1,472)	(678)	(819)
Trade payables	2,594	(2,594)	(2,594)	--	--	--	--
Total	29,882	(37,340)	(2,779)	(16,022)	(3,000)	(11,273)	(4,266)

	December 31,
	2020
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Long-term debt	23,152	(31,280)	(295)	(25,236)	(915)	(625)	(4,209)
Lease liability	3,124	(3,715)	(71)	(341)	(1,627)	(637)	(1,039)
Trade payables	1,956	(1,956)	(1,956)	--	--	--	--
Total	28,232	(36,951)	(2,322)	(25,577)	(2,542)	(1,262)	(5,248)

voxeljet has significant financial obligations, related to the repayment of tranche A including the performance participation interest from the loan received from the EIB, which will become due in December 2022. Additionally, the Company has to ensure at all times compliance with all covenants, especially the minimum cash covenant. For further discussion see Note 2.

20. Reconciliation of movements of liabilities to cash flows arising from financing activities

Only liabilities are presented in the below table which have cash and non-cash movement, other liabilities are not presented.

	Liabilities
(€ in thousands)	Other loans and borrowings	Lease liabilities
Balance at January 1, 2021	23,152	3,124

Changes from financing cash flows

Proceeds from loans and borrowings	--	—
Repayment of borrowings	(1,004)	—
Payment of lease liabilities	—	(334)
Total changes from financing cash flows	(1,004)	(334)

Other changes
Liability-related
New leases	—	133
Remeasurements	—	(6)
Terminations	—	(9)
Adjustment	(70)	—
Foreign currency effects	—	256
Interest expense	2,150	149
Interest paid	(150)	(103)
Total liability-related other changes	1,930	420

Total equity-related other changes	—	—

Balance at December 31, 2021	24,078	3,210

	Liabilities
(€ in thousands)	Other loans and borrowings	Lease liabilities
Balance at January 1, 2020	17,546	3,610

Changes from financing cash flows

Proceeds from loans and borrowings	5,000	—
Repayment of borrowings	(863)	—
Payment of lease liabilities	—	(412)
Total changes from financing cash flows	4,137	(412)

Other changes
Liability-related
New leases	—	(138)
Adjustment	—	22
Interest expense	1,602	167
Interest paid	(133)	(125)
Total liability-related other changes	1,469	(74)

Total equity-related other changes	—	—

Balance at December 31, 2020	23,152	3,124

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

voxeljet’s capital structure as of the end of the reporting periods 2021 and 2020 was as follows:

CAPITAL STRUCTURE

	December 31,
	2021	2020

	(€ in thousands)
Equity	32,487	19,641
Share of total equity and liabilities	48.2%	36.9%
Current financial liabilities	14,882	19,770
Non-current financial liabilities	12,938	7,314
Total financial liabilities	27,820	27,084
Share of total equity and liabilities	41.2%	50.9%
Total equity and liabilities	67,459	53,227

LOAN COVENANTS

Under the terms of the major borrowing facilities, voxeljet is required to comply with the following financial covenants:

-	Maintain a minimum amount of cash and cash equivalents
-	Maintain a minimum total net financial debt ratio to total equity
-	Pledge of a certain security deposit

As of December 31, 2021, the Company was in compliance with all covenants.

22. Leases

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

Right-of-use assets:

	Property, plant and equipment
	Property	Production equipment	Others	Total
	(€ in thousands)
Balance at January 1, 2021	2,892	45	254	3,191
Depreciation charge of the year	(493)	(26)	(132)	(651)
Additions to the right-of-use assets	--	--	132	132
Derecognition of the right-of-use assets	--	--	(15)	(15)
Foreign currency effects	249	--	--	249
Balance at December 31, 2021	2,648	19	239	2,906

Amounts recognized in profit or loss:

	2021	2020	2019

	(€ in thousands)
Leases under IFRS 16
Interest on lease liabilities	149	167	190
Expenses relating to short-term-leases	--	--	39
Depreciation charge of the year	651	682	765

We had an immaterial amount of low value leases in years 2021 and 2020.

Amounts recognized in statement of cash flows:

	2021	2020	2019

	(€ in thousands)
Total cash outflow for leases	(334)	(412)	(397)

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

For all existing extension options, voxeljet assessed that the exercise of those is reasonably certain. Therefore, the impact is already included within the lease liabilities.

Leases as lessor

The Company leases out a small number of 3D printers. Those leases have been classified as operating leases. In 2021, voxeljet leased out zero 3D printers (2020: one 3D printer) to customers under operating leases. Beginning December 2021, the Company has leased out office space to a third party in Friedberg, Germany. This lease has been classified as an operating lease. The office space has been leased out under operating leases with rentals payable monthly. Lease income from operating leases where the group is a lessor is recognized in other operating income on a straightline basis over the lease term. Lease payments from the contract do not include any variable lease payments. During the year ended December 31, 2021, lease income amounting to kEUR 9 was recorded in other operating income.

Lease income from operating lease:

	2021	2020	2019
	(€ in thousands)
Operating lease under IFRS 16
Less than one year	106	--	38
1-3 years	212	--	--
3-5 years	203	--	--

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

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter. On November 12, 2021, The ExOne Company and its affiliates were acquired by DESKTOP METAL, INC.

voxeljet AG issued letters of support to voxeljet’s subsidiaries voxeljet China and voxeljet America to provide financial support to enable the companies to meet its obligation or liabilities as and when they fall due. The guarantee is irrecoverable for at least 12 months from the date of financial statements for the financial year ended December 31, 2021, are signed. Management assessed that it is unlikely that subsidiaries would exercise this letter.

24. Related party transactions

Related party transactions at voxeljet mainly consist of transactions with individuals on the Management Board and Supervisory Board.

Key management is defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company within their function and within the interest of the Company.

The following table presents the amount and components of Management Board compensation:

MANAGEMENT COMPENSATION

	Year Ended December 31,
	2021	2020	2019

	(€ in thousands)
Fixed compensation	709	761	782
Variable compensation	83	--	--
Compensation from stock option plan	160	353	353
Total	952	1,114	1,135

Management Board remuneration currently consists of a fixed monetary remuneration, other fixed benefits (including Company car allowances and contributions to a defined contribution plan) as well as the participation in a stock options plan, which was executed on April 7, 2017. There were no variable compensations for the years 2020 and 2019.

Ordinary members of the Supervisory Board receive a fixed remuneration in the amount of kEUR 40 per annum. The chairman and vice chairman of the Supervisory Board receive a higher fixed remuneration in the amount of kEUR 80 per annum and kEUR 60 per annum, respectively. If a member of the Supervisory Board does not serve for a full year term, the remuneration is paid pro rata temporis. In 2021, the total remuneration for the Supervisory Board amounted to kEUR 180.

Transactions with related parties

A related party relationship could have an effect on the profit and loss and financial position of the Company. Defined as related parties are individuals or other third parties with whom voxeljet has common control relationships.

OTHER RELATED PARTIES

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003 - Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999 - Current
Andreas Schmid Logistik AG, Gersthofen	Supplier	05/01/2017 - 12/31/2020
Suzhou Meimai Fast Manufacturing Technology Co., Ltd, Suzhou	Minority shareholder of voxeljet China, Customer	04/11/2016 - 09/01/2021
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017 - Current
Michele Neuber	Employee	07/01/2019 - Current
Susanne Ederer-Pausewang	Customer	03/17/2021 - Current
Lisa Franz	Employee	10/01/2021 - Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 3, kEUR 3, and kEUR 2 in 2021, 2020 and 2019, respectively. The rental of office space is ongoing and will continue in 2022. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amounted to kEUR 2 in 2018. At the beginning of 2019, voxeljet acquired those paintings at a price of kEUR 2 and consequently the rental agreement pertaining to the paintings was terminated.

In addition, voxeljet received logistics services amounting to kEUR 0, kEUR 25 and kEUR 56 in 2021, 2020 and 2019, respectively from ‘Andreas Schmid Logistik’, where voxeljet’s Supervisory Board member Dr. Stefan Söhn served as the Chief Financial Officer until December 2020. Dr. Stefan Söhn resigned from his office as vice chairperson and member of the supervisory board of the Company for professional reasons with effect from the end of the general shareholders’ meeting on May 26, 2021.

Moreover, voxeljet received orders amounting to kEUR 146, kEUR 25 and kEUR 164 in 2021, 2020 and 2019, respectively from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which was our minority shareholder for voxeljet China until September 1, 2021. On this date, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China. As a result, as of September 1, 2021, Meimai is no longer a related party.

Further, voxeljet received orders amounting to kEUR 0, kEUR 0 and kEUR 13 in 2021, 2020 and 2019, respectively from DSCS Digital Supply Chain Solutions GmbH (“DSCS”), which was an associated company of which we own 33.3%. Shareholders of DSCS have initiated the wind-up of DSCS, which will be finalized by DSCS’s removal from the commercial register, expected to take place in the first quarter of 2022.

In addition, voxeljet employs Michele Neuber as an intern. Michele Neuber is the son of Volker Neuber, who has been a member of voxeljet’s Supervisory Board since July 2020. Michele Neuber received a salary of kEUR 2, kEUR 2 and kEUR 2 in 2021, 2020 and 2019 respectively.

voxeljet employed Simon Franz, who is the son of voxeljet’s Chief Financial Officer Rudolf Franz, as an intern until July 31, 2019. He received a salary of kEUR 9 in 2019.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang, who is the wife of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet, amounting to kEUR 27.

In addition, voxeljet has employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern since October 1, 2021. She received a salary of kEUR 2 in 2021.

All related party transactions, voxeljet entered into, were made on an arm’s length basis.

25. Equity

At December 31, 2021, 7,026,711 no-par value ordinary shares were issued and outstanding. There is only a single class of ordinary shares with the same rights, preferences and restrictions. Each share entitles the holder to one vote at the shareholders’ meeting. Shareholders participate in the profits according to their share in the share capital, based on their number of shares held. The general shareholders’ meeting resolves the appropriation of the balance sheet profit established in the annual financial statements and the dividends.

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

On August 18, 2020, the Company announced that it would voluntarily transfer the listing of the ADSs from the New York Stock Exchange (the “NYSE”) to the NASDAQ, effective August 28, 2020, after market close. voxeljet’s ADSs began trading as a NASDAQ-listed security at market open on August 31, 2020, and have continued to be listed under the ticker symbol “VJET.” Due to the transfer of the listing to the NASDAQ, the Company is no longer subject to the listing requirements of the NYSE. As of December 31, 2021, voxeljet was in compliance with the NASDAQ Listing Rules.

In January 2021, the Company has successfully completed its registered direct offering and sale of 621,170 ordinary shares in the form of ADS at a purchase price of € 13.33 per share (this equals $16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021). This provided voxeljet with gross proceeds of approximately $10 million (€ 8.3 million) before deducting fees and expenses, amounting to kEUR 1,073.

In February 2021, voxeljet completed another registered direct offering and sale of 443,414 ordinary shares in the form of ADS at a purchase price of € 22.27 per ordinary share (this equals $26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021). This provided the Company with gross proceeds of approximately $12 million (€ 9.9 million) before deducting fees and expenses, amounting to kEUR 1,127.

In the general shareholders’ meeting on May 26,2021, Management Board is authorized, subject to the consent of Supervisory Board, to increase the authorized capital in one or more tranches by up to to € 2,950,292 by issuing up to 2,950,292 new no-par value ordinary shares against contribution in cash or in kind until May 25, 2026.

In July 2021, the Company has successfully completed another registered direct offering and sale of 1,126,127 ordinary shares in the form of ADS at a purchase price of EUR 7.52 per share (this equals $8.88 per ordinary share based on the exchange rate as of the close of business in New York on July 14, 2021). This provided the Company with gross proceeds of approximately USD 10.0 million (€ 8.5 million) before deducting fees and expenses, amounting to kEUR 1,017.

After the capital increase in July, 2021, the remaining amount of ordinary shares that can be issued is 1,824,165. The Articles of Association authorize the Management Board, subject to the consent of the Supervisory Board, to increase the Company’s registered share capital in one or more tranches by up to € 1,824,165 by issuing up to 1,824,165 new no-par value ordinary shares against contribution in cash or in kind until May 25, 2026.

26. Subsequent events

Finalization of liquidation of voxeljet UK

The liquidation process of voxeljet UK was finalized on February 17, 2022, when upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up. voxeljet UK will be deconsolidated in February 2022. On deconsolidation, the foreign currency translation reserve amounting to kEUR 1,476 recorded in other comprehensive income is reclassified to profit and loss account.

Extension of lease contract voxeljet China

On February 22, 2022, shortly before its expiration, the lease contract of voxeljet’s subsidiary voxeljet China was renewed for two years, extending from March 1, 2022 to February 29, 2024. The renewal period previously agreed in the original contract was three years. The lease liability will be reduced from kEUR 1,027 to kEUR 709 and the right of use asset will be reduced from kEUR 884 to kEUR 566.

Conflict between Russia and Ukraine

On February 24, 2022, Russian invasion of Ukraine started, which heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends. As a consequence, voxeljet wrote off kEUR 97 of receivables from Russian clients in the first quarter of 2022 and stopped all business transactions with clients from Russia, Belarus and Ukraine.