Form 20-F
period 2022-12-31
voxeljet AG
filed 2023-03-30
CIK 1582581

As filed with the Securities and Exchange Commission on March 30, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Ordinary shares: 9,134,724

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.          ☐ Yes    ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

●	health epidemics and other widespread outbreaks of contagious disease, such as COVID-19, which could significantly disrupt our operations and impact our operating results and/or cash flows;

●	our ability to maintain our operations as a going concern;

●	our ability to maintain sufficient internal control over financial reporting to comply with Section 404 of the Sarbanes-Oxley Act, as applicable, and to mitigate and remediate effectively the material weaknesses in our internal control over financial reporting;

●	our ability to raise additional capital on attractive terms, or at all, to meet our growth strategy as well as to support the continuation of our operation;

●	fluctuations in our revenues and operating results;

●	our ability to manage the expansion of our operations, including sales efforts, effectively, including in difficult market environments like India and China, in order to achieve our projected levels of growth;

●	our ability to attract and retain key management or other key employees;

●	rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, war or terrorism, climate change, epidemics or pandemics;

●	our ability to introduce new 3D printers and related print materials acceptable to the market and to improve the technology and print materials used in our current 3D printers;

●	the long sales cycle for our products, which makes the timing of our production planning and our revenues difficult to predict;

●	our ability to adequately increase demand for our products;

●	declines in the prices of our products and services, or in our volume of sales;

●	our dependence upon sales to certain industries;

●	our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products;

●	significant fluctuations in the price of our American Depositary Shares (“ADSs”);

●	our ability to maintain our exemption, as a foreign private issuer, from certain requirements under United States (or “U.S.”). securities laws and NASDAQ Capital Market (the “NASDAQ”) corporate governance rules;

●	our ability to obtain patent protection for our products or otherwise protect our intellectual property rights;

●	our ability to protect our trade secrets and intellectual property; and

●	the other factors listed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Any forward-looking statements that we make in this annual report speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this annual report. See “Item 10. Additional Information—H. Documents on Display.”

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

Risks Related to Our Business and Industry

●	We face risks related to health epidemics such as COVID-19;

●	We have incurred losses to date and anticipate continuing to incur losses in the future;

●	Material weaknesses in our internal control over financial reporting have been identified;

●	We need to raise additional financial resources in form of equity and/or debt to fund our operation and may be unable to do so on attractive terms, or at all;

●	Our revenues, operating results, margins and EBIT may fluctuate from quarter-to-quarter and year-to-year;

●	Our operations could suffer if we are unable to attract and retain key management or skilled employees;

●	We face significant competition in many aspects of our business;

●	Our operations outside of Germany and related risks could adversely affect our results of operations;

●	We may engage in future acquisitions that could disrupt our business;

●	Global economic, political and social conditions have adversely impacted our sales and may continue to do so;

●	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines and criminal penalties;

●	Our operations are subject to government regulations which could result in liabilities;

●	We may not have adequate insurance, including for liabilities arising from litigation;

●	Climate change may have an impact on our business.

Risks Related to Our Products

●	We may not be able to introduce new 3D printers and related print materials to meet customer demands;

●	Declines in the prices of our products and services, or in our sales may adversely affect our results;

●	Demand for our products may not increase adequately;

●	Defects in new products could result in material expenses, diversion of management time and attention, and damage to our reputation;

●	Disruption of our manufacturing facility could result in loss of revenues and unforeseen costs.

Risks Related to Information Technology and Information Security

●	A disruption of our information technology systems could adversely affect our results of operations;

●	Regulation in the areas of privacy, data protection and information security could increase our costs.

Risks Related to Our Dependence on Third Parties

●	We are highly dependent upon sales to certain industries;

●	If our relationships with suppliers were to terminate or be disrupted, our business could be adversely affected.

Risks Related to Ownership of Our ADSs

●	The price of our ADSs may fluctuate significantly;

●	Substantial future sales of our ordinary shares or ADSs could cause the price of the ADSs to decline;

●	Our principal shareholders and management will be able to exert significant influence over matters subject to shareholder approval;

●	Holders of our ADSs may not have the same rights as the holders of our ordinary shares;

●	We have no present intention to pay dividends on our ordinary shares in the foreseeable future;

●	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ corporate governance rules;

●	We incur significant costs to operate as a company whose ADSs are publicly traded in the United States;

●	U.S. investors may have difficulty enforcing civil liabilities against our Company;

●	Your rights as a shareholder in a German corporation may differ from those in a U.S. corporation;

●	Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends;

●	In the event we are or become treated as a passive foreign investment company, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

Risks Related to Our Intellectual Property

●	If we are unable to obtain patent protection for our products, our business could suffer;

●	We have license rights of certain patents and cannot adequately estimate the effects of their expiration;

●	We may be subject to claims alleging patent infringement and may incur substantial costs;

●	Obtaining and maintaining our patent protection depends on compliance with various requirements;

●	Certain of our employees and patents are subject to German law;

●	If we fail to comply with our obligations under our intellectual property-related agreements, we could lose rights that are important to our business;

●	Certain technologies and patents have been developed with partners and we may face restrictions thereon.

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

We face various risks related to health epidemics, pandemics and similar outbreaks, including the global outbreak of COVID-19. The COVID-19 pandemic has led to disruption and volatility in the global economy and capital markets, which increases the cost of capital and adversely impacts access to capital.

Although beginning in the third quarter of 2021, we have seen increases in the revenues from our Systems and Services segments, which reflected a positive trend of recovery from the economic slow-down due to the COVID-19 pandemic, nevertheless, we have experienced and may continue to experience some delays in installation of 3D printers at customers’ facilities, which has and may lead to further postponed revenue recognition for those transactions. Pursuant to government closure orders, including reimpositions of travel restrictions and other closures, intended to contain or slow the spread and resurgence of COVID-19, we may be required to close certain of our facilities in the regions voxeljet operates that perform work that is deemed non-essential. One or more additional facilities could become subject to similar orders, which could further disrupt our operations if the work performed at such facilities cannot be conducted remotely, potentially necessitating the furloughing of some of our employees or a permanent reduction in our workforce.

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

Our consolidated financial statements as of and for the year ended December 31, 2022 have been prepared on the basis that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have incurred significant losses since our IPO and we expect that we will continue to incur losses as we aim to successfully execute our business plan and will be dependent on additional public or private financings, collaborations or licensing arrangements with strategic partners, or additional credit lines or other debt financing sources to fund continuing operations.

We expect that we will continue to incur losses and negative cash flows from operations for at least the next 12 months following the issuance of the financial statements. As of December 31, 2022, we had an accumulated deficit of € 97.24 million and had cash and cash equivalents and short-term financial assets of total € 14.2 million. We have outstanding debt and significant contractual obligations related to leases and interest payments. As of December 31, 2022, our debt totaled € 0.2 million, of which € 0.1 million is classified as current.

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

On October 13, 2022, we completed a registered direct offering and sale of a total of 1,279,070 ADSs, which provided voxeljet with total gross proceeds of approximately USD 4.4 million (€ 4.6 million) before deducting fees and expenses.

On October 31, 2022 we closed a sale and leaseback transaction (the “Sale-Leaseback”) regarding voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH (“IntReal”), which was initiated on August 11, 2022. Under this agreement, voxeljet was entitled to receive proceeds from the sale amounting to € 26.5 million and entered into a long-term lease contract. Simultaneously, on August 11, 2022, we initiated the full settlement of the Finance Contract entered into with the European Investment Bank (the “EIB”), dated November 9, 2017 (the “Finance Contract”) including the repayment of tranche A and B1 thereunder, including all interest for a fixed amount of € 22.0 million. In addition, we reached the early settlement of certain loans for which the sold properties were collateralized, which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) (“Sparkasse”) with a settlement in August 2022 amounting to € 0.8 million and in October 2022 amounting to € 3.1 million.

The closing process of the transaction, which began through the initiation of the Sale-Leaseback at the notary on August 11, 2022, was finalized on October 31, 2022. The closing included the receipt of the proceeds from IntReal, the settlements with EIB and Sparkasse and the subsequent initial of the release process for land charges and commencement of the long-term lease contract on November 1, 2022. These steps further improved voxeljet’s liquidity and financial flexibility, and released the Company from all covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”).

In December 2022, we privately placed 828,943 ADSs (the “Anzu Offering”), each representing one ordinary share, with the institutional investor Anzu Ventures II LLC (“Anzu”). The capital increase was registered on December 22, 2022 and the private placement was completed when we received the remaining portion of the related funds in January 2023. This capital increase provided us with gross proceeds of USD 1.8 million (€ 1.7 million) before deducting fees and expenses.

In January 2023, we issued a promissory note to Anzu (the “Anzu Note”) in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

The capital increases described above improved our liquidity as well as equity ratio significantly, and the financing received through the Anzu Note had a positive impact on our cash reserves. In addition, the closing of the Sale-Leaseback in connection with the early settlement of certain loans released us from significant financial obligations, including the repayment of tranche A under the Finance Contract. Tranche A would have become due in December 2022 amounting to approximately € 14.6 million, as adjusted by the fair value of the performance participation interest. The early settlement further released us from all covenants in the Finance Contract, including the Minimum Cash Covenant.

In spite of this success, according to our current liquidity forecasts, we will require further funding in the second half of 2023 to maintain our operations. Therefore, management is taking steps to raise additional funds, including meetings with potential new and existing investors and banks, which may include debt and/or equity financing, and there can be no assurance that we will be able to raise further funds on terms favorable to the Company, if at all.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact our ability to conduct our business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members could result in further adverse impacts on our business, including a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon our ability to continue as a going concern. Despite the ongoing losses, reduced cash flow and cash facilities as well as with the existing financial obligations, we assume that we will continue as a going concern. However, the going concern is dependent upon us being successful in:

-	achievement of budgeted sales; and
-	successful fund raising in form of equity and/or debt.

These assumptions are included in our current liquidity forecasts and we believe that we have the ability to meet our financial obligations for at least the next 12 months from the authorization for issuance of these consolidated financial statements as of and for the year ended December 31, 2022 by the Management Board on March 30, 2023 and therefore continue as a going concern.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. As of December 31, 2022, we did not maintain an effective control environment attributable to certain identified material weaknesses. We describe these material weaknesses in Item 15. Controls and Procedures. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Management has disclosed material weaknesses in each of its Forms 20-F over a period of ten years, from fiscal year 2013 through the current fiscal year 2022.

To remediate the material weaknesses, we will continue to develop and implement our remediation plan as described in “Item 15. Controls and Procedures”. Our remediation efforts are not yet complete. There can be no assurance as to when the remediation plan will be fully implemented or whether the remediation efforts will be successful.

Until our remediation plans are fully implemented, our management will continue to devote time and attention to these efforts. The existence of these or other material weaknesses in our internal control over financial reporting could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price.

We need to raise additional capital in the short term and in the foreseeable future in order to meet our growth strategy as well as to support the continuation of our operation and may be unable to do so on attractive terms, or at all.

We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to implement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we require additional investments of capital in the short term and in the foreseeable future, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including material uncertainties that cast significant doubt about our ability to continue as a going concern, any noncompliance with existing or future lending arrangements, additional financing, including raising capital through government or other grant funding, or issuing equity, may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained on terms satisfactory to us, we may not be able to achieve our planned rate of growth, which will adversely affect our results of operations.

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

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this annual report:

●	the degree of market acceptance of our products;

●	the mix of machines and products that we sell during any period;

●	our long sales cycle including our ability to adapt production to demand;

●	the entry of new competitors into our market;

●	generally weaker demand for 3D printers in the first and third quarters;

●	development of new competitive systems or processes by others;

●	changes in our pricing policies or those of our competitors, including our responses to price competition, impacting our ability to realize work in progress at expected gross margins;

●	delays between our expenditures to develop and market new or enhanced 3D printers and products and the generation of sales from those products;

●	changes in the amount we spend in our marketing and other efforts;

●	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of products;

●	our level of research and development activities and their associated costs and rates of success;

●	changes in the size and complexity of our organization, including our operations outside of Europe;

●	increased expenses in connection with improving our internal control system over financial reporting;

●	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in accounting rules and tax laws; and

●	changes in interest rates and currency exchange rates that affect returns on our cash balances and short-term investments.

Our margins and EBIT may fluctuate.

Margins and EBIT in both our Systems and Services segments may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are beyond our control, including fluctuations in foreign exchange rates, increased competition and increased expenses. To pursue our growth strategy, we have expanded by establishing operations in different countries. While the subsidiary in China is in the start-up phase, we may not be able to achieve our desired gross margin and EBIT targets for this subsidiary, which may lead to a weaker margin and EBIT contribution from this subsidiary to us. At our German operation, gross margin and EBIT could also fluctuate significantly, for instance due to changes in demand and other economic factors.

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

Our growth and success will also depend on our ability to attract, retain and train additional highly-qualified scientific, technical, sales, managerial and finance personnel, including qualified personnel with experience and knowledge of International Financial Reporting Standards (“IFRS”). We have experienced and expect to continue to experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. Engineering personnel and other employees in the technology industry are increasingly able to work remotely, which in turn increases employee mobility and our risk of unwanted employee attrition. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of skilled personnel, including engineers, in the regions surrounding our European facilities as well as our facilities in the U.S., China and India could require us to pay more to hire and retain skilled personnel, thereby increasing our costs.

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

Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 80%, 83%, and 78% of our total sales in 2022, 2021, and 2020, respectively. We currently have subsidiaries in China, India and the United States. The liquidation of voxeljet UK, our UK subsidiary, was finalized on February 17, 2022. One of our growth strategies is to further pursue opportunities for our business in several areas around the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

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

In addition, the UK ceased to be a member state of the EU on January 31, 2020 commonly referred to as “Brexit,” and the transition period provided for in the withdrawal agreement entered by the UK and the EU ended on December 31, 2020. In December 2020, the UK and the EU agreed on a trade and cooperation agreement, which became effective in May 2021. Notably, under the trade and cooperation agreement, UK service suppliers no longer benefit from automatic access to the entire EU single market, UK goods no longer benefit from the free movement of goods and there is no longer the free movement of people between the UK and the EU. The lack of clarity about future UK laws and regulations creates uncertainty for us, as the application of the trade and cooperation agreement may affect our business and operations. For example, the imposition of tariffs following Brexit may have a material adverse effect on our financial position or results of operations. Additionally, there also is a risk that other countries may decide to leave the EU. The uncertainty surrounding Brexit not only potentially affects our business in the UK and the EU, but may have a material adverse effect on global economic conditions and the stability of global financial markets, which in turn could have a material adverse effect on our business, financial condition, and results of operations. In extreme cases, we could experience interruptions in production due to the processing of customs formalities or reduced customer spending in the wake of weaker economic performance. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

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

Our revenues are derived from the sale of new or used and refurbished 3D printers and from the sale of products manufactured using, additive manufacturing. Our market is subject to innovation and technological change. A variety of technologies compete against one another in our market, which is, in part, driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the industrial additive manufacturing market depends, in large part, on our success in enhancing and developing new 3D printers, enhancing and adding to our technology and developing and qualifying new materials in which we can print. In 2019, we developed the VX1300 X, which is characterized by a very fast layer time. Meanwhile we installed five units at a German premium car maker. In 2021, we received the acceptance from the main contractor for two units, which were installed in 2019; in 2022, we received the acceptance for the remaining three units. The development of the VX1000 HSS which will upscale the HSS technology to one of our larger scale platforms proceeded in 2021. Currently we are working on two VX1000 HSS Beta units which are expected to be ready for installation in 2023. With these recent developments, the HSS technology is made available on the VX200 HSS and the new VX1000 HSS system. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products and technologies. However, we may not be able to:

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

We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations and provide service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. In 2022, we had effective general information technology general controls (GITCs) over our Enterprise Resource Planning system that supports the Company’s financial reporting processes. We are required to further automate our processes and reduce the dependence on manual controls. In late 2020, we set up a partially automated consolidation process in the test environment of our existing Enterprise Resource Planning system, which went live in the first quarter of 2021. Although we assume this will not be the case, we could fail with the technical realization of further automating our processes. In addition, our computer systems are subject to damage and interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, and usage errors by our employees. External events, like the ongoing conflict between Russia and Ukraine, can increase the likelihood of attacks. If our computer systems are damaged or cease to function properly, or, if we do not replace or upgrade certain systems, we may incur substantial costs to repair or replace them and may experience an interruption of our normal business activities or loss of critical data. Any such disruption could adversely affect our reputation, brand and financial condition.

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

Our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of EU citizens and requires organizations to report on data breaches within 72 hours and be bound by stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR exposes entities such as our company to significant fines or other regulatory claims.

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

Future sales of a substantial number of our shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. In October 2022, through a registered direct offering, we issued 1,279,070 new ordinary shares, equivalent to an equal number of ADSs. Further, pursuant to the Anzu Offering, in December 2022 we issued 828,943 new ordinary shares, equivalent to an equal number of ADSs.

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

The general shareholders’ meeting on June 2, 2022 resolved upon a new authorized share capital. This authorized share capital pursuant to Section 5 of the articles of association of our Company authorized the Management Board, with the consent of the Supervisory Board, to increase our Company's registered share capital in one or more tranches initially by up to an additional € 3,513,355 by issuing up to 3,513,355 new no-par value ordinary shares (equivalent to 3,513,355 ADSs) against contributions in cash and/or in kind until June 1, 2027. The Management Board is authorized to exclude the statutory shareholders’ subscription rights with the consent of the Supervisory Board (i) to exclude fractional amounts resulting from the subscription ratio from the statutory shareholders’ subscription right, (ii) in case of capital increases in kind, in particular, but without limitation, to acquire companies, divisions of companies or interests in companies, (iii) in case of capital increases in cash provided that the issue price of the new shares is not substantially lower than the trading price for shares in our Company of the same class and having the same conditions already listed at the time of the final determination of the issue price (the trading price shall also be understood to mean the price of an ADS listed on the NASDAQ multiplied by the number of ADSs representing one share) and further provided that the amount of the share capital represented by the shares issued in this context under the exclusion of the statutory shareholders’ subscription right does not exceed 10 percent of the share capital both at the time when such authorization came into effect and when it is utilized or (iv) in case of capital increases in cash if this is done for the purpose of issuing shares to be placed at the U.S. capital market or with institutional and/or private investors through ADSs and in this connection also to cover an over-allotment option granted to the issuing banks, to the extent that the total number of shares issued in accordance with this authorization to exclude subscription rights does not exceed 30% of the share capital and the issue price of the new shares is not substantially lower than the stock exchange price for shares in the Company of the same class and having the same conditions already listed at the time of the final determination of the issue price (the stock exchange price shall also be understood to mean the price of an ADS listed on the NASDAQ multiplied by the number of ADSs representing one share). Following the Anzu Offering, the authorized capital can still be utilized in an amount of up to 1,405,342 new shares

(equivalent to 1,405,342 ADSs). The authorization pursuant to (iv) above has been fully utilized following the Anzu Offering.

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

Members of our Management Board currently beneficially own 9.2% of our ordinary shares (including ordinary shares represented by ADSs). These shareholders have significant influence over the outcome of all matters requiring shareholder approval. For example, these shareholders may be able to influence the outcome of elections of members of our Supervisory Board, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ADSs.

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

We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our Management Board and Supervisory Board and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly-available information concerning our Company than there is for U.S. public companies.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2023. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2022, approximately 13% of our assets were located in the United States, although this may increase as we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer.

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

We have license and co-ownership agreements with respect to certain intellectual property that is important to our business with both Z Corp and The ExOne Company (“ExOne”), which was acquired by Desktop Metal, Inc. in November 2021, respectively, that impose restrictions on our use of certain intellectual property. We are party to other intellectual property-related agreements that also are important to our business. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements, costly litigation or arbitration that diverts management’s attention and company resources, regulatory review or restrictions on the conduct of our business. If we fail to comply with our obligations under our intellectual property-related agreements or receive an adverse court decision in a lawsuit regarding these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements may result in having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business. In March 2018, ExOne GmbH, a subsidiary of ExOne, notified us of their intent not to pay their annual license fees under an existing intellectual property-related agreement and asserted their rights to claim damages pursuant to an alleged material breach of the agreement. While we dispute these claims, the matter could result in one or more of the risks discussed herein.

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

During 2021, in January, February and July, we completed three registered direct offerings and sales (the “2021 Offerings”) of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32 million (€ 26.6 million) before deducting fees and expenses.

On October 7, 2022, we issued 1,279,070 ordinary shares equivalent to an equal number of ADSs, at an offering price of USD 3.44 (€ 3.60) per ADS in a registered direct offering priced at-the-market under the NASDAQ Listing Rules completed on October 13, 2022. The Company received gross proceeds of approximately $4.4 million (€ 4.6 million) before deducting fees and expenses.

In December 2022, we privately placed 828,943 ADSs, each representing one ordinary share, at a purchase price of USD 2.16 (€ 2.04), with Anzu Ventures II LLC. The capital increase was registered on December 22, 2022 and the private placement was completed when we received the remaining portion of the related funds amounting to USD 0.9 million (€ 0.9 million) in January 2023. The first portion of USD 0.9 million (€ 0.8 million) was received in December 2022. This capital increase provided us with gross proceeds of USD 1.8 million (€ 1.7 million) before deducting fees and expenses.

In January 2023, we issued the Anzu Note in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

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

Capital Expenditures

Capital expenditures are funds used by the Company to acquire or upgrade physical or intangible assets such as property, plants, buildings, equipment or software. Our capital expenditures amounted to €0.8 million, € 0.8 million and €0.1 million, for the years ended December 31, 2022, 2021, and 2020, respectively. In 2022, our capital expenditures mainly consisted of equipment required for our research and development activities. In 2021 and 2020, our capital expenditures mainly comprised equipment required for our research and development activities and upgrades related to our Enterprise Resource Planning (“ERP”) System, respectively.

B.          BUSINESS OVERVIEW

Our Company

We are a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, art and architecture, engineering and consumer product end markets.

We currently offer seven different 3D printer platforms, with build boxes that range from 290 × 140 × 180 millimeters to 4,000 × 2,000 × 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.6 liters per hour to 168.0 liters per hour. All of our platforms support our commercialized material sets, sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, polymethyl methacrylate (“PMMA”)-based plastics, ceramics, silicon carbide, tungsten carbide and cement.

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

In our Services segment, we print on-demand parts for our customers. We operate service centers in Germany, the United States and China. At our service centers, we create parts, molds, cores and models based on designs produced using 3D computer-aided design (“CAD”) software. Furthermore, there are customers who order casted parts directly from us. In those cases, we provide molds or models to external suppliers who then cast the parts for our customers. We believe our service center in Germany is one of the largest additive manufacturing service centers in Europe.

We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2022, we had an installed base of 224 printers worldwide, and we operated service centers in Germany, the United States and China. Our service centers in Germany and the United States each have more than 40,000 square feet of production space. Our service center in China has approximately 49,000 square feet and approximately 27,000 square feet of production space, respectively.

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

The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

We currently produce seven 3D printer platforms. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets that are currently in development. As of December 31, 2022, we had an installed base of 224 printers worldwide, which includes (i) printers in our service centers and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

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

Materials

Our commercialized material sets are comprised of sand and plastic particulate materials and their respective proprietary chemical binding agents. We believe these material sets are well suited for our commercial and industrial customers because these materials either (i) are commonly used in their existing manufacturing processes or (ii) match or exceed desired performance characteristics of existing materials being utilized in their manufacturing processes. Our sand material set offerings include four types of sands: (i) silica, (ii) kerphalite, (iii) zirconium oxide and (iv) chromite, with furan, inorganic, shell molding and phenol resins as proprietary chemical binding agents. Our plastics material set offering is based on PMMA, Polypor B and C (as the proprietary chemical binding agents), and Polyamide.

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

Our service centers in Germany and the United States each have more than 40,000 square feet of production space. Our Chinese service center is located in a facility with more than 78,000 square feet of production space, storage and office space.

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

Our Customers

We positioned ourselves in the market for additive manufacturing and utilize this technology to provide part production and solutions to industrial and commercial customers, including the foundry, automotive, heavy equipment, power fluid handling, aerospace and consumer product industries. Our vision and mission are to re-define additive production, making it viable for serial production. Over the years we have established deep relations with a number of leading multinational customers, which received either printed parts services or entire printer systems from our broad variety of industrial-grade printers. Out of our broad customer portfolio we deal with companies including Daimler AG, BMW AG, Ford Motor Company, Volkswagen AG, Porsche SE, Evonik Industries AG as well as with other key users of additive manufacturing. In addition, technical universities such as the ETH Zürich, and the Vaal University of Technology are part of our wide-ranging customer base. Companies investing into voxeljet’s technology include original equipment manufacturers, government agencies, independent service bureaus that provide rapid prototyping and additive manufacturing to their respective customers. Many of our clients have been active buyers for over a decade. We do also engage in research and development projects with a number of our automotive and technical university customers, including those named above as well as the Technical University of Munich. As our customers integrate additive manufacturing into their production processes, they typically continue to utilize our on-demand parts printing service center for a variety of reasons, including for incremental capacity and for parts printed from different material sets.

A significant portion of our business comes from a limited number of customers. Our top five customers represented 26%, 25% and 28% of total revenues for the years ended December 31, 2022, 2021, and 2020, respectively. These top five customers primarily purchased 3D printers. In the year ended December 31, 2022, there were no customers who accounted for more than 10% of our revenues. Sales of on-demand parts and consumables tend to be from repeat customers that may utilize the capability of our on-demand parts service centers for one month or even longer. Sales of 3D printers are low volume and generate significant revenues, but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer’s capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period-to-period financial results.

Sales and Marketing

We sell our 3D printers and related after-sales products both through our direct and indirect sales channels, and we partner with more than 20 third-party sales agents globally. Our internal sales organization, the direct channel, is responsible for worldwide sales of our 3D printers and on-demand parts services, as well as for the management and coordination of our sales agent network. The direct sales channel focuses primarily on customers in Europe, North America and Asia Pacific, while our sales agents are responsible for sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our sales agents, which grant the sales agent the right to market our products in a defined territory on either an exclusive or non-exclusive basis. However, all sales contracts for our products are entered into between us and our customers. Certain of these sales agents also provide direct maintenance services to customers in their defined territories. Our application engineers provide professional services through pre-sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of December 31, 2022, our worldwide sales staff for systems and parts consisted of 41 employees. We also expect that our subsidiaries in Europe, North America and Asia Pacific will improve market access through local market development and allow the targeting of specific customers.

Consulting work to educate our customers and raising awareness about the many uses and benefits of our 3D printing technology is one of the most important parts of our sales process. We believe that customers who experience the improved efficiency, lowered lead times, higher design flexibility and reduced costs that can be provided by 3D printing are more likely to purchase our 3D printers and/or utilize our on-demand parts services. We encourage potential purchasers of our 3D printers to first experience our on-demand parts services, so that the benefits of our 3D printing technology are immediate and apparent. We currently market our brand and our services at industry conferences, trade shows, and across various forms of digital and traditional media and plan to increasingly expand our marketing efforts in North America in conjunction with our geographic expansion to that region.

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

To provide customers with assurance regarding the quality and consistency of our systems, we obtained ISO 9001:2015 certification for our facility in Germany in 2017 and for our facilities in the U.S. and in China in 2020. ISO 9001:2015 provides a structure for a quality management system that strives for customer satisfaction, consistent quality and efficiency. In addition, there are internal benefits such as improved customer satisfaction, interdepartmental communications, work processes and customer-and-supplier partnerships. The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

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

Research and Development

We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of December 31, 2022, we had various active research and development projects in different stages of completion. All research and development costs are charged to expense as incurred, as the criteria set forth in International Accounting Standards (“IAS”) 38 for capitalizing such costs have not yet been met. Our development efforts are augmented by development arrangements with research institutions, customers and suppliers of material and hardware, among others.

In addition to our internally-developed technology platforms and the related software, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products.

Our research and development expenses were € 6.9 million, € 6.1 million, and € 6.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

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

Patents. As of December 31, 2022, we owned or co-owned 71 issued U.S. patents and 38 pending U.S. patent applications. In addition, we own or co-own patent rights in Europe, Asia, Brazil and Canada. In total, as of December 31, 2022 our patent portfolio consisted of over 469 patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2023 and the latest expiring in 2042. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

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

While the agreement states that our rights are limited regarding use of certain binders and sand-based casting methods in 3D printers with ExOne, we believe these limitations will not materially impact the growth of our business, as we are able to continue certain activities in compliance with the agreement and we have developed processes which do not rely upon the subject patent portfolio, associated agreements and related technologies. If needed, we will take steps to protect our ability to continue such activities including by challenging the validity or enforceability of certain provisions of the agreement. In March 2018, ExOne GmbH, a subsidiary of ExOne, notified us of their intent not to pay their annual license fees under this agreement and asserted their rights to claim damages pursuant to an alleged material breach of the agreement. While we are vigorously disputing these claims, the outcome of this matter is uncertain.

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

Trademarks. We have secured word and figurative trademarks for voxeljet in Europe and have international (IR) applications covering the United States, Russia and a number of countries in Asia.

Competition

Our principal competitors consist of other developers of 3D printing systems and providers of 3D printing services. These companies use a variety of additive manufacturing technologies, including:

●	fused deposition modeling;

●	binder jetting;

●	inkjet;

●	selective laser sintering;

●	stereolithography; and

●	multi-jet-fusion.

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

Section 50 of the KrWG in conjunction with the provisions of the Ordinance on Waste Disposal Records (Nachweisverordnung) requires producers, possessors, collectors and transporters of waste and disposal firms to verify to the competent authority proper disposal of hazardous waste (gefährliche Abfälle). Whether a certain substance qualifies as hazardous waste is determined according to the German Ordinance on the European Waste List (Verordnung über das Europäische Abfallverzeichnis).

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

Settlement of SEC Investigation

On July 1, 2022, the Company entered into a settlement agreement with the SEC in full resolution of a cease-and-desist order issued by the SEC related to the Company’s reporting during two quarters in 2019 of our compliance with the Finance Contract and the state of our internal accounting controls. The Company self-reported and shared facts developed in our internal investigation, and fully cooperated with the SEC in connection with the settlement. Without admitting or denying the SEC’s allegations (other than with respect to the SEC’s jurisdiction and the subject matter of the proceedings), we agreed to the entry of the order pursuant to which (i) the Company and Mr. Rudolf Franz, our Chief Financial Officer, agreed to pay a penalty of $175,000 and $50,000, respectively, to the SEC; (ii) the Company will cease and desist from committing or causing any violations and any future violations of the reporting standards of Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 12b-20 and 13a-16 thereunder; and (iii) the Company will undertake to complete, fully implement, and test its remediation plan.

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

Geographic Information

Our revenues by geographic region for the year ended December 31, 2022 were EMEA 46%, Asia Pacific 24% and Americas 29%, as compared to EMEA 49%, Asia Pacific 29% and Americas 22% for the same period in 2021. For the year ended December 31, 2020, our revenues by geographic region were EMEA 53%, Asia Pacific 21% and Americas 26%. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

C.          ORGANIZATIONAL STRUCTURE

Our corporate structure includes voxeljet AG (formerly Voxeljet Technology GmbH) and the two wholly-owned subsidiaries voxeljet America Inc. (voxeljet America), and voxeljet India Pvt. Ltd (voxeljet India). Additionally it includes voxeljet China Co. Ltd. (voxeljet China) where we held a shareholding of 88.52% interest. In December 2020, we initiated the wind-up of voxeljet UK Ltd. (voxeljet UK), which was finalized on February 17, 2022 when, upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up.

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

voxeljet China was established on April 11, 2016 and is located in the city of Suzhou, near Shanghai. Within the contribution of a lease contract on March 1, 2019 which included 36 months free of rent, which was negotiated by our joint venture partner Suzhou Meimai Fast Manufacturing Technology Co., Ltd. (“Meimai”), Meimai increased its shareholding from 4.175% to 30.0% as provided in the joint venture contract. Therefore our shareholding in voxeljet China decreased to 70.00% on March 1, 2019. On September 1, 2021, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity, to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China. On June 15, 2022, the shareholders of voxeljet China approved the increase of registered capital of voxeljet China from RMB 20,000,000 (EUR 2,671,191) to RMB 52,250,000 (EUR 7,227,885). As a result of this capital increase, voxeljet AG owns 88.52% of voxeljet China and is entitled to nominate three directors, while each of MK Holding GmbH and Mr. Jin Tianshi owns 5.74% of voxeljet China and is entitled to nominate one director.

D.          PROPERTY, PLANTS AND EQUIPMENT

At December 31, 2022, we leased the following four properties worldwide:

Location	Primary Usage:	Area (Sq. Feet)
EMEA
Friedberg, Germany	Headquarters, production space, office space	135,000

Asia Pacific
Mumbai, India	Office space	20
Suzhou, China	Production space, office space	78,000

Americas
Canton, Michigan, USA	Production space, office space	50,000

We believe that our existing facilities, which are all leased, are adequate for our current and foreseeable requirements.

On August 11, 2022, we initiated the Sale-Leaseback of voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022. On closing of the Sale-Leaseback, the title in land and buildings were transferred to IntReal and the deletion of the first rank land charge amounting to

€ 10.0 million on land and facility located in Friedberg (Germany) Paul-Lenz-Straße, 1a as collateral in favor of the EIB and of the land charges serving as collateral for Sparkasse was initiated by notary. The first rank land charge was registered in March 2020 in connection with the signing of a waiver with the EIB. In connection with the Sale-Leaseback, also on August 11, 2022 we initiated the full settlement of the Finance Contract with EIB including the repayment of tranche A and B1 thereunder, including all interest for an amount of € 22.0 million, which was completed on October 31, 2022. Additionally, we early terminated several loans granted by Sparkasse with a settlement in August 2022 amounting to € 0.8 million and in October 2022 amounting to € 3.1 million.

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

The following summarizes the more significant factors impacting our operating results for the fiscal year ended December 31, 2022 and the fiscal year ended December 31, 2021 as well as our liquidity in fiscal years 2022 and 2021. We have omitted discussion of 2020 results where it would be redundant to the discussion previously included in our annual report on Form 20-F filed with the SEC on March 31, 2022.

A.          OPERATING RESULTS

Overview

We are a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, art and architecture, engineering and consumer product end markets.

We currently offer seven different 3D printer platforms, with build boxes that range from 290 × 140 × 180 millimeters to 4,000 X 2,000 X 1,000 millimeters and various print speeds, which produce volumetric output rates ranging from 0.6 liters per hour to 168.0 liters per hour. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including various thermoplastic materials, inorganic binders, different foundry sands, PMMA-based plastics, ceramics, silicon carbide and cement.

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

In our Services segment, we print on-demand custom parts for our customers. At our service centers, we create parts, molds, cores and models based on designs produced using 3D CAD software.

We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of December 31, 2022, we had an installed base of 224 printers worldwide, and we operated service centers in Germany, the United States and China.

Our revenues were € 27.8 million, € 24.8 million, and € 21.6 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Our net loss increased by € 0.8 million to a net loss of € 11.4 million in 2022 compared to a net loss of € 10.6 million in 2021. In 2021 our net loss decreased by € 4.9 million to a net loss of € 10.6 million compared to a net loss of € 15.5 million in 2020.

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

Currency

Within fiscal year 2022, we had operations in Germany, the United States, China and India. As a result, our revenue and earnings have exposure to a number of currencies, primarily the Euro, the U.S. dollar and the Chinese renminbi. As our presentation currency is the Euro, and the functional currencies of the businesses located outside of Europe are their local currencies, the results of the businesses located outside of Europe must be translated each period to Euros. The financial statements of foreign subsidiaries are translated using the concept of the functional currency in accordance with IAS 21. The assets and liabilities of foreign subsidiaries are translated at the spot rate at the end of the period, while their income statement items are translated at average exchange rates for the respective periods. All resulting exchange differences are recognized in other comprehensive income. Gains and losses on foreign currency transactions primarily due to intercompany loans given to our subsidiaries are shown within other operating income and other operating expenses, respectively, in the consolidated statement of comprehensive loss. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

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

We also expect to spend significant time and resources remediating material weaknesses in our internal control over financial reporting as well as cooperating with any review by our regulators.

Key Measures of Our Business

We use several financial and operating metrics to measure our business. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the longer- term performance of our marketplace. The key metrics are as follows:

Revenues

Our revenues are generated primarily by sales of our new or used and refurbished 3D printers, service and maintenance contracts, consumables and custom 3D printed parts produced at our service centers. We operate in two segments: Systems and Services. The Systems segment derives its revenues from the sale of new or used and refurbished 3D printers and products and services related to our 3D printers, including service and maintenance and consumables, which include particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts. Systems revenue also includes revenues associated with the leasing of 3D printers to customers; however, revenues related to the leasing of 3D printers is not material. Within the Systems segment, we also report revenues from tailoring and development services. The Services segment derives its revenues from the on-demand printing of parts at our service centers.

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

Cash funds

As a financial performance indicator, we consider the cash and cash equivalents available to us, which include cash on hand, restricted cash, and short-term financial assets with maturity of three months or less. Restricted cash includes cash pledged with banks to provide bank guarantees and letters of credit.

Patents

As a non-financial performance indicator, we measure the number of patent applications per year. In this way, success and progress can be measured in one of the most important areas for the Company, namely research and development.

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

We use Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. We believe Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company. Adjusted EBITDA for the twelve months ended December 31, 2022 was negative.

Statements of Comprehensive Loss Data

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

The following table sets forth certain statements of comprehensive loss data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2022		2021
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€ 27,832	100%	€ 24,826	100%	€ 3,006
Cost of sales	19,646	70.6	16,876	68.0	2,770
Gross profit	8,186	29.4	7,950	32.0	236
Selling expenses	7,975	28.7	6,420	25.9	1,555
Administrative expenses	6,584	23.7	6,577	26.5	7
Research and development expenses	6,865	24.7	6,149	24.8	716
Other operating expenses	2,591	9.3	618	2.5	1,973
Other operating (income)	(10,447)	37.5	(2,970)	12.0	(7,477)
Operating loss	(5,382)	19.3	(8,844)	35.6	3,462
Finance expense	6,749	24.2	2,601	10.5	4,148
Finance (income)	(620)	2.2	(924)	3.7	304
Financial result	6,129	22.0	1,677	6.8	4,452
Net loss before income taxes	(11,511)	41.4	(10,521)	42.4	(990)
Income tax expense (income)	(102)	(0.4)	65	0.3	(167)
Net Loss	€ (11,409)	41.0%	€ (10,586)	42.6%	€ (823)

Summary

Our revenues increased by € 3.0 million, or 12%, to € 27.8 million in 2022 from € 24.8 million in 2021. This was due to an increase in revenues from both segments Systems and Services amounting to € 0.1 million and € 2.9 million, respectively.

Our gross profit increased by € 0.2 million from € 8.0 million in 2021 to € 8.2 million in 2022. This was due to an increase in gross profit for our Services segment amounting to € 1.5 million, partially offset by a decrease in gross profit for our Systems segment of € 1.3 million. The improvement regarding our Services segment was mainly related to significantly higher gross profit contributions from our German operation as well as our subsidiary voxeljet America, as a result of the improved utilization of those service centers. Both service centers were able to generate considerably higher revenues in 2022 compared to the prior year and achieve more cost-efficient utilization. The decrease regarding our Systems segment was mainly related to a less favorable product mix from the sale of 3D printers, while gross profit from Systems-related revenues were almost flat.

Our operating loss decreased by € 3.5 million to a loss of € 5.4 million in 2022 from a loss of € 8.8 million in 2021. This was mainly due to a positive net impact of the year-over-year changes in other operating expenses and other operating income amounting to € 5.5 million. In addition, gross profit for 2022 increased by € 0.2 million compared to the prior year. Selling expenses as well as research and development expenses increased by € 1.6 million and € 0.7 million, respectively, while administrative expenses were almost flat.

Revenues by Segment

The table below sets forth the change in revenues by segment from 2021 to 2022:

	Year Ended December 31,
	2022	2021	period-over- period change

	(€ in thousands)
Systems	€ 15,828	€ 15,728	€ 100
Services	12,004	9,098	2,906
Total Revenues	€ 27,832	€ 24,826	€ 3,006

Revenues from the Systems segment for 2022 were € 15.8 million, representing a 0.6% increase over revenues of € 15.7 million in 2021. The Company sold twelve new and three used and refurbished 3D printers during the year ended December 31, 2022 compared to ten new and four used and refurbished 3D printers in the prior year period. Revenue from the sale of 3D printers decreased in 2022 compared to the prior year, due to a less favorable product mix in spite of a slightly higher number of transactions. We sold more smaller scale platforms in 2022 as opposed to larger scale platforms in the comparative period in 2021. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues significantly increased, due to higher market demand in our after-sales activities in connection with an increased installed base of our 3D printers.

Revenues from the Services segment for 2022 were € 12.0 million, which represents an increase of € 2.9 million or 31.9% in revenues compared to € 9.1 million in 2021. This was mainly due to higher revenue contributions from our German service center as well as our subsidiary voxeljet America. Revenue contributions from our Chinese service center also improved. Since the beginning of fiscal year 2022, we have been seeing a strong market demand in our Services segment from almost all geographical regions.

Revenues by Geographic Region

The table below sets forth the change in revenues by geographic region from 2021 to 2022:

	Year Ended December 31, 2022		Year Ended December 31, 2021
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	12,925	46.4%	12,228	49.3%
Asia Pacific	6,764	24.3	7,107	28.6
Americas	8,143	29.3	5,491	22.1
Total	27,832	100.0%	24,826	100.0%

We generated more than 46% of our revenues in the EMEA region for the year ended December 31, 2022, with a slight decrease in the relative proportion of our revenues as compared to the year ended December 31, 2021. The decrease is related to higher absolute portion of total revenues, as the absolute portion of revenues in the EMEA region also increased. Relative and absolute portion of revenues in the Asia Pacific region decreased mainly due to lower revenues from printer sales. Relative and absolute portion of revenue in the Americas region significantly increased year-over-year due to higher printer sales as well as higher business from our Services segment.

Gross Profit and Gross Profit Margin

Total gross profit for 2022 increased, which was mainly related to the significant improvements from our Services segment, partially offset by the significant decrease from our Systems segment. Total gross profit margin decreased due to the significant decrease related to the Systems segment, while gross profit margin from the Services segment significantly increased. Overall, our gross profit margin decreased from 32% in 2021 to 29% in 2022.

The table below sets forth gross profit and gross profit margin for our Systems and Services segments for the presented periods:

	Year Ended December 31, 2022		Year Ended December 31, 2021
	Amount	Gross margin as percentage of relevant segment revenues	Amount	Gross margin as percentage of relevant segment revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€ 3,932	24.8%	€ 5,251	33.4%	€ (1,319)
Services	4,254	35.4	2,699	29.7	1,555
Total	€ 8,186	29.4%	€ 7,950	32.0%	€ 236

Gross profit for our Systems segment decreased to € 3.9 million in 2022 from € 5.3 million in 2021, while the gross profit margin decreased by 8.6% to 24.8% in 2022 from 33.4% in 2021. These decreases were due to lower gross profit and gross profit margin from the sale of 3D printers related to a less favorable product mix, while gross profit from Systems-related revenues was almost flat and gross profit margin slightly decreased. We sold more smaller scale platforms in 2022 as opposed to larger scale platforms in the comparative period in 2021, resulting in smaller gross profit and gross profit margin contributions from the sale of 3D printers. In 2022, we recognized an increase in the reserve for slow-moving inventory amounting to € 0.9 million negative, compared to € 0.8 million negative in 2021.

Gross profit for our Services segment in 2022 amounted to € 4.3 million, an increase of € 1.6 million compared to 2021. Gross profit margin significantly increased from 29.7% in 2021 to 35.4% in 2022. These increases in gross profit as well as gross profit margin were mainly related to significantly higher contributions from our German operation as well as our subsidiary voxeljet America, as a result of the improved utilization of those service centers. Both service centers were able to generate considerably higher revenues in 2022 compared to the prior year and achieve more cost-efficient utilization. This was partially offset by weaker gross profit and gross profit margin contributions from our Chinese service center.

Operating Expenses

As shown in the table below, total operating expenses significantly decreased to € 13.6 million in 2022 compared to € 16.8 million in 2021 and decreased to 48.7% of revenues in 2022 compared to 67.6% in 2021. The main driver for this decrease are the year-over-year changes in other operating income and expenses. Selling expenses increased from € 6.4 million in 2021 to € 8.0 million in 2022. This year-over-year increase of € 1.6 million is mainly due to higher distribution expenses primarily corresponding to the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered. Administrative expenses were almost flat. Operating expenses within the research and development function increased by € 0.7 million from € 6.1 million in 2021 to € 6.8 million in 2022. This increase was mainly due to higher material expenses amounting to € 0.7 million in 2022 compared to € 0.4 million in 2021 as well as higher usage of external services resulting in expenses of € 0.4 million in 2022 compared to € 0.3 million in 2021.

	Year Ended December 31,
	2022		2021
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€ 7,975	28.7%	€ 6,420	25.9%	€ 1,555
Administrative expenses	6,584	23.7	6,577	26.5	7
Research and development expenses	6,865	24.7	6,149	24.8	716
Other operating expenses	2,591	9.3	618	2.5	1,973
Other operating (income)	(10,447)	(37.5)	(2,970)	(12.0)	(7,477)
Total	€ 13,568	48.7%	€ 16,794	67.6%	€ (3,226)

Other operating income and expenses

Other operating expenses for the year ended December 31, 2022 were € 2.6 million compared to € 0.6 million in the prior year period. This is mainly due to higher losses from foreign currency translations. Foreign currency losses amounted to € 2.3 million for the year ended December 31, 2022 compared to € 0.5 million in the same period in 2021.

Other operating income was € 10.4 million for the year ended December 31, 2022 compared to € 3.0 million in the prior year period. The increase was mainly due to the gain from the Sale-Leaseback amounting to € 4.3 million. In addition, we recorded higher gains from foreign currency transactions amounting to € 2.6 million in 2022 compared to € 1.8 million in 2021. Furthermore, the reclassification of the foreign currency translation reserve – which was previously recognized in other comprehensive income on consolidation of voxeljet UK accounts – to profit and loss accounts on deconsolidation resulted in an other operating income of € 1.5 million upon the finalization of the wind-up on February 17, 2022. Additionally, other operating income for the year ended December 2022 included € 0.6 million in reimbursement of research and development costs, compared to € 0.1 million in the comparative period. Moreover, in 2022, we received government grants awarded for research and development project funding amounting to € 0.9 million and € 0.6 million for the year ended December 31, 2022 and December 31, 2021, respectively.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our U.S. subsidiary.

Operating Loss

Operating loss and operating loss as a percentage of total revenues in 2022 and 2021 were as follows:

	Year Ended December 31,
	2022		2021
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating loss	€ (5,382)	(19.3)%	€ (8,844)	(35.6)%	€ 3,462

We had an operating loss of € 5.4 million in 2022, a decrease of € 3.5 million compared to an operating loss of € 8.8 million in 2021. This was mainly due to a positive net impact of the year-over-year changes in other operating expenses and other operating income amounting to € 5.5 million. In addition, gross profit for 2022 increased by € 0.2 million compared to the prior year. This was partially offset by higher selling expenses as well as higher research and development expenses with increases of € 1.6 million and € 0.7 million, respectively. Administrative expenses were almost flat.

Financial Result

	Year Ended December 31,
	2022	2021

	(€ in thousands)
Finance expense	6,749	2,601
Finance income	(620)	(924)
Financial result	6,129	1,677

We had a financial result of € 6.1 million negative in 2022, an increase of € 4.5 million compared to a financial result of € 1.7 million negative in 2021.

This was mainly due to the write-down of the bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A of the EIB loan, which resulted in finance expense amounting to € 2.8 million. This was partially offset by the write-down of the bifurcated embedded derivative financial liability for the performance participation interest for tranche B1 of the EIB loan, which resulted in finance income of € 0.5 million. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022.

Additionally, the finance expense relating to long-term debt in 2022 increased to € 2.8 million, compared to € 2.2 million in 2021. The 2022 finance expense included € 0.9 million related to the revision of the expected future cash flows from tranches A and B1 of the EIB loan on September 30, 2022. The early repayment of the Finance Contract included the full settlement of all tranches and interest for an amount of € 22.0 million.

We further recorded finance expense related to the change in fair value of bond funds amounted to € 0.8 million in 2022, compared to € 0.3 million in 2021.

Reconciliation of Net Loss to EBITDA

	2022	2021

	(€ in thousands)
Net loss	€ (11,409)	€ (10,586)
Income taxes	(102)	65
Financial result	6,129	1,677
Depreciation and Amortization	2,926	3,100
EBITDA	€ (2,456)	€ (5,744)

B.          LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2022, we had cash and cash equivalents of € 12.1 million and held investments in restricted cash of € 3.0 million, including € 2.1 million current and € 0.9 million non-current.

In 2016, we concluded loan agreements with Sparkasse to finance the construction of new office and production facilities in Friedberg.

On November 9, 2017, the EIB and the Company entered into the Finance Contract and a Synthetic Warrant Agreement to support the Company’s undertaking of research and development projects for growth from 2017 to 2020. The contract provided a credit of € 25 million in up to three tranches at the amounts of € 10 million, € 8 million and € 7 million, respectively. In December 2017 and June 2020, we received the first tranche (tranche A) of € 10 million and the second tranche (tranche B1) of € 5.0 million, respectively.

During 2021, in January, February and July, we completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32 million (€ 26.6 million) before deducting fees and expenses.

On October 13, 2022, we completed another registered direct offering and sale of a total of 1,279,070 ADSs, which provided voxeljet with total gross proceeds of approximately USD 4.4 million (€ 4.6 million) before deducting fees and expenses.

On October 31, 2022 we closed the Sale-Leaseback regarding voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH, which was initiated on August 11, 2022. Under this agreement, voxeljet was entitled to receive proceeds from the sale amounting to € 26.5 million and entered into a long-term lease contract. Simultaneously, on August 11, 2022, we initiated the full settlement of the Finance Contract including the repayment of tranche A and B1 thereunder, including all interest for a fixed amount of € 22.0 million. In addition, we initiated the early settlement of certain loans for which the sold properties were collateralized, which were granted by Sparkasse with a settlement in August 2022 amounting to € 0.8 million and in October 2022 amounting to € 3.1 million.

The closing process of the transaction, which began through the initiation of the Sale-Leaseback at the notary on August 11, 2022, was finalized on October 31, 2022. The closing included the receipt of the proceeds from IntReal, the settlements with EIB and Sparkasse and the subsequent initiation of the release process for land charges and commencement of the long-term lease contract on November 1, 2022. These steps further improved voxeljet’s liquidity and financial flexibility, and released the Company from all covenants in the Finance Contract, including the Minimum Cash Covenant.

In December 2022, we privately placed 828,943 ADSs, each representing one ordinary share, at a purchase price of USD 2.16 (€ 2.04), with Anzu. The capital increase was registered on December 22, 2022 and the private placement was completed when we received the remaining portion of the related funds in January 2023. This capital increase provided us with gross proceeds of USD 1.8 million (€ 1.7 million) before deducting fees and expenses.

In January 2023, we issued the Anzu Note in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

The capital increases described above improved our liquidity as well as equity ratio significantly. The financing received through the Anzu Note also had a positive impact on our cash reserves. In addition, the closing of the Sale-Leaseback in connection with the early settlement of certain loans released us from significant financial obligations mainly related to the repayment of tranche A under the Finance Contract, including the performance participation interest from the loan received from the EIB. Tranche A would have become due in December 2022 amounting to approximately € 14.6 million reduced or increased by the fair value of the performance participation interest. The early settlement further releases us from all covenants in the Finance Contract, including the Minimum Cash Covenant.

In spite of this success, according to our current liquidity forecasts, we will require further funding in the second half of 2023 to maintain our operations. Therefore, management is taking steps to raise additional funds, including meetings with potential new and existing investors and banks, which may include debt and/or equity financing, and there can be no assurance that we will be able to raise further funds on terms favorable to the Company, if at all.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact our ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members could result in further adverse impacts on our business, including a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon our ability to continue as a going concern. Despite the ongoing losses, reduced cash flow and cash facilities as well as with the existing financial obligations, we assume that we will continue as a going concern. However, the going concern is dependent upon our being successful in:

-	achievement of budgeted sales; and
-	successful fund raising in form of equity and/or debt.

Those assumptions are included in our current liquidity forecasts and we believe that we have the ability to meet our financial obligations for at least the next 12 months from the authorization for issuance of these consolidated financial statements as of and for the year ended December 31, 2022 by the Management Board on March 30, 2023 and therefore continue as a going concern.

As of December 31, 2022 we had one available line of credit with one German bank totaling € 0.1 million. The interest rate for the credit line was 5.15% as of December 31, 2022.

Cash Flow

Our primary sources of cash in 2022 were the proceeds from the Sale-Leaseback, revenues and the capital increases.

Our primary sources of cash in 2021 were the 2021 Offerings and revenues.

Our primary uses of cash have traditionally been to finance our operations and to support the anticipated growth of our business.

The table below sets forth cash flows from operating, investing and financing activities for 2021 and 2022:

	2022	2021

	(€ in thousands)
Cash provided by (used in) operating activities	€ (9,184)	€ (6,537)
Cash provided by (used in) investing activities	37,905	(11,442)
Cash provided by (used in) financing activities	€ (23,703)	19,519
Increase in cash and cash equivalents	€ 5,018	€ 1,540

Our cash and cash equivalents increased from € 7.0 million at December 31, 2021 to € 12.0 million at December 31, 2022.

Operating Activities

Net cash used in operating activities was € 9.2 million for the year ended December 31, 2022 compared to cash used in operating activities of € 6.6 million for the year ended December 31, 2021.

Investing Activities

In 2022, our investing activities generally consist primarily of the proceeds from the Sale-Leaseback and proceeds from the disposal of financial assets, partially offset by payments to acquire property, plant and equipment and intangible assets.

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

Financing Activities

In 2022, financing cash flows consisted primarily of the cash outflows from repayment of long-term debt related to the loan granted by EIB and Sparkasse as well as interest payments, partially offset by proceeds from the capital increases in 2022.

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

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development is a key part of our strategy to develop new material sets and enhancements to our 3D printers. Our research and development expenses totaled € 6.9 million, € 6.1 million, and € 6.5 million for the years ended December 31, 2022, 2021, and 2020, respectively. For further information on our policies and practices regarding research and development, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. The target for the next years is to become cash neutral while identifying further funding sources.

E.          CRITICAL ACCOUNTING ESTIMATES

Please refer to Part III, Item 18. Financial Statements, Note 5 “Critical accounting judgment and key sources of estimation and uncertainty” to the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages as of March 30, 2023, their terms (which expire on the date of the relevant year’s annual general shareholders’ meeting) and their principal occupations outside of our Company as of March 1, 2023:

Name	Age	Term Expires	Principal occupation
Peter G. Nietzer (Chairman)	62	2023	Managing director of an asset management firm
Volker Neuber (Vice Chairman)	55	2023	Managing partner of an industrial firm
Kerstin von Diemar (Member)	45	2023	Managing director of a medical technology company

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

Volker Neuber, born in 1967 in Bad Kissingen, Germany, joined the Supervisory Board of voxeljet AG in July 2020. Mr. Neuber started his career in 1991 as a trainee with General Electric, where he held various positions from sales, marketing and Six Sigma Master Black Belt to the General Management of it’s German plastics division. From 2004 to 2010, he acted as Vice President for Husky Injection Molding Systems Ltd, where he was responsible for strategic corporate development of the markets in Europe, Africa and the Middle East. In 2010, Mr. Neuber took over the majority shares in Ettlinger Kunststoffmaschinen GmbH, a manufacturer of high-performance filters for plastics recycling. He sold Ettlinger to the U.S. company Dover (NYSE: DOV) in 2018. Mr. Neuber served between October 2020 and July 2021 as Vice President Business Development at MAAG Pump Systems AG, a company within Dover, and has served as external consultant since July 2021 in this function. Mr. Neuber has also served as the Managing Director and owner of Neuber Verwaltungs-GmbH since September 2010. Since October 2022, Mr. Neuber has been managing partner of CUTMETALL Holding GmbH. Particularly thanks to his wealth of experience in the plastics industry and his many years of dedication to corporate management, Volker Neuber is a valuable addition to the Supervisory Board of voxeljet AG. Mr. Neuber completed his studies in business administration and business informatics at the state technical college in Würzburg, Germany.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 30, 2023)
Country of Principal Executive Offices “Home Country”:				Germany
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				3

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	2	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			-
LGBTQ+			1
Did Not Disclose Demographic Background			-

Management Board

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of March 1, 2023:

Name	Age	Term Ends	Position
Dr. Ingo Ederer	55	June 30, 2024	Chief Executive Officer
Rudolf Franz	55	June 30, 2024	Chief Financial Officer, Chief Operating Officer

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

In 2023, the two members of our Management Board are collectively entitled to receive total compensation of up to € 1.0 million, which includes base salary, bonus payments, employee stock options and other compensation as a result of other benefits as described above. In 2022, the two members of our Management Board collectively received total compensation of € 1.0 million, which included base salary, bonus payments, stock options and other compensation.

Compensation of Supervisory Board Members in Fiscal Year 2022

In our general shareholders’ meeting on May 26, 2021 the following remuneration system was resolved:

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

The following description, as far as it relates to our articles of association, is based on the articles of association, as last amended by resolution of the Supervisory Board dated December 19, 2022 and effective on December 22, 2022.

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

Under German law, each member of the Supervisory Board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the Supervisory Board and its committees, including the Audit Committee, have the right to appoint third-party experts for the review and analysis of specific circumstances in accordance with its control and supervision duties under German law. For example, the Supervisory Board could retain an audit firm and/or legal counsel if it wants to investigate potentially illegal activities occurring in a foreign subsidiary. We will bear the costs for any such independent experts that are retained by the Supervisory Board or any of its committees, including the Audit Committee.

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

Members of our Management Board conduct the daily business of our Company in accordance with applicable laws, our articles of association and the rules of procedure for the Management Board. The Management Board is in general responsible for the management of our Company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the Management Board has the responsibility for:

●	the preparation of our annual financial statements;

●	the making of a proposal to our shareholders’ meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the Supervisory Board); and

●	regular reporting to the Supervisory Board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

●	the implementation and oversight of internal control, risk management and compliance program

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

The Management Board has the authority to determine our business areas and operating segments and resolve in mutual cooperation with the Supervisory Board upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the Management Board by setting up a business responsibility plan (Geschäftsverteilungsplan). Since we currently have only two members of the Management Board, we do not have a business responsibility plan in place at this time.

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

Following the reappointment of Dr. Ingo Ederer and Rudolf Franz as members of the Management Board, each of Dr. Ingo Ederer and Rudolf Franz entered into a new three year service agreement effective as of July 1, 2021. The former service agreements have expired at the end of their term on June 30, 2021.

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

German Corporate Governance Code

The German Corporate Governance Code (Deutscher Corporate Governance Kodex) was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002. The applicable version for fiscal year 2022 until June 26, 2022 was the German Corporate Governance Code as amended on December 16, 2019 and published in the German Federal Gazette (Bundesanzeiger) on March 20, 2020. Since June 27, 2022 the applicable version for the fiscal year 2022 is the German Corporate Governance Code as amended on April 28, 2022 and published in the German Federal Gazette (Bundesanzeiger) on June 27, 2022. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and general shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

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

The Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 31, 2013, we issued and published our first annual compliance declaration and on December 15, 2014 we published our second annual compliance declaration. Our third and fourth annual compliance declaration was published on December 16, 2015 and December 14, 2016, respectively. Our fifth and sixths annual compliance declaration was published on December 12, 2017 and December 14, 2018. Our seventh and eighth annual compliance declaration was published on December 10, 2019 and December 18, 2020. Our ninth and tenth annual compliance declaration was published on December 22, 2021 and December 20, 2022. You can find our annual compliance declarations on our website at investor.voxeljet.com. Information contained on or available through our website is not incorporated by reference in or made part of this annual report and any references to our website are intended to be inactive textual references only.

According to their respective rules of procedure, our Management Board and the Supervisory Board are obliged to comply with the Corporate Governance Code except for such provisions which they have explicitly listed in their annual declaration and for which they have stated that they do not comply with.

In particular, we adhere to the following significant recommendations of the Corporate Governance Code: (i) the Supervisory Board shall form a Nomination Committee (Nominierungsausschuss), composed exclusively of shareholder representatives, which names suitable candidates to the Supervisory Board for its proposals to the general shareholders’ meeting; (ii) the Supervisory Board, or the Audit Committee (Prüfungsausschuss), shall arrange for the external auditors to inform it, without undue delay, about all findings and issues of importance for its tasks which come to the knowledge of the external auditors during the performance of the audit; and (iii) between Supervisory Board meetings, the chairman of the Supervisory Board shall be in regular contact with the Management Board in order to discuss issues of strategy, business development, the risk situation, risk management and compliance of the enterprise.

However, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations, the current declaration was published on December 20, 2022.

D.          EMPLOYEES

The majority of our current employees are located in Germany, paid in Euros and subject to German labor law. A few of our employees might be members of a labor union; however, voxeljet AG is not bound by any collective bargaining agreement. On June 23, 2016, our employees voted for the first workers’ council of voxeljet AG. According to the German Betriebsverfassungsgesetz (BetrVG), § 9, the workers’ council should have seven members as of December 31, 2022. As of December 31, 2022, the workers’ council consisted of five members. In its inaugural meeting on July 7, 2016, the workers’ council has officially started its work for the employees of the voxeljet AG.

The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,

	2022	2021	2020
Management board (Vorstand)	2	2	2
Managing director	3	3	3
Research and development	43	47	47
Systems	76	76	70
Services	43	43	42
Sales and marketing	41	37	38
Administration	45	45	49
Total	253	253	251

E.          SHARE OWNERSHIP

Supervisory Board

As of March 1, 2023, Supervisory Board member Volker Neuber held 77,821 of our ADSs, which represented approximately 0.9% of the Company’s outstanding ADSs, based on 9,134,724 ADSs outstanding as of March 1, 2023. As of March 1, 2023, Supervisory Board member Kerstin von Diemar held 2 of our ADSs. As of March 1, 2023, Supervisory Board member Peter Nietzer did not hold any of our ordinary shares or ADSs.

Management Board

Our CEO and founder, Dr. Ingo Ederer, held 578,695 of our ordinary shares, which represented 6.3% of our ordinary shares as of March 1, 2023. As of March 1, 2023, Dr. Ederer also beneficially owned (i) 69,750 ordinary shares underlying equity settled stock options that vested on April 7, 2021, with an exercise price of $13.90 and an expiration date of April 7, 2027 and (ii) 23,250 ordinary shares underlying equity settled stock options that vested on April 12, 2022, with an exercise price of $16.15 and an expiration date of April 12, 2028 ((i) and (ii) collectively, the “CEO Options”). The exercise price of the CEO Options is $13.90 and the CEO Options have an expiration date of April 7, 2027. The aggregate number of ADSs beneficially owned by Dr. Ingo Ederer represents approximately 7.3% of the Company’s outstanding ADSs, based on 9,227,724 ADSs outstanding as of March 1, 2023, including the shares underlying the CEO Options.

Our CFO and COO, Rudolf Franz, held 259,415 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 2.8% of our ordinary shares as of March 1, 2023. As of March 1, 2023, Mr. Franz also beneficially owned (i) 69,750 ordinary shares underlying equity settled stock options that vested on April 7, 2021 and (ii) 23,250 ordinary shares underlying equity settled stock options that vested on April 12, 2022, with an exercise price of $16.15 and an expiration date of April 12, 2028 ((i) and (ii) collectively, the “CFO Options”). The exercise price of the CFO Options is $13.90 and the CFO Options have an expiration date of April 7, 2027. The aggregate number of ADSs beneficially owned by Mr. Franz represents approximately 3.8% of the Company’s outstanding ADSs, based on 9,227,724 ADSs outstanding as of March 1, 2023, including shares underlying the CFO Options.

On April 7, 2017 and on April 12, 2018, each member of the Management Board was granted 69,750 and 23,250 shares of equity-settled stock options, respectively. On November 23, 2022, our CEO Dr. Ingo Ederer and our

CFO and COO Rudolf Franz was granted 49,601 and 49,600 shares of equity-settled stock options (which are not exercisable within 60 days of March 1, 2023), respectively.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information, as of March 1, 2023, regarding the beneficial ownership of our ordinary shares.

5% Shareholders and Members of our
Supervisory and Management Boards	Number		Percent
AWM Investment Company, Inc.(1)	1,716,903		18.8%
Anzu Ventures II LLC(2)	828,943		9.1%
Dr. Ingo Ederer	671,695	(3)	7.3%	(3)
Rudolf Franz(4)	352,415	(5)	3.8%	(5)
Peter Nietzer	--		--
Volker Neuber(6)	77,821		0.9%
Kerstin von Diemar	2		0.0%
All Members of our Supervisory and Management Boards as a Group (5 persons):	1,101,933	(7)	11.8%	(8)

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 1, 2023, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul-Lenz Straße 1a, 86316 Friedberg, Germany.

Except as otherwise indicated, percentages of ownership are based on 9,134,724 ordinary shares outstanding as of March 1, 2022. Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(1)	Based on the Schedule 13G/A filed by AWM Investment Company, Inc. filed on February 14, 2023. The share ownership that was reported in ADSs has been reported on an as-converted basis to the underlying ordinary shares using the one-to-one conversion ratio, converting the reported 1,716,903 ADSs to 1,716,903 ordinary shares.

(2)	Based on the Schedule 13G filed by Anzu Ventures II LLC, filed on January 13, 2023. The share ownership that was reported in ADSs has been reported on an as-converted basis to the underlying ordinary shares using the one-to-one conversion ratio, converting the reported 828,943 ADSs to 828,943 ordinary shares.

(3)	This number includes 93,000 ordinary shares underlying the CEO Options. The percentage of ownership by Dr. Ingo Ederer is based on 9,227,724 shares outstanding as of March 1, 2023, including shares underlying the CEO Options.

(4)	Consists of ordinary shares held by Franz Industriebeteiligungen AG and the CFO Options. Franz Industriebeteiligungen AG is owned by Rudof Franz (40%), his wife Bärbel Franz (40%), his son Simon Franz (10%) and his daughter Lisa Franz (10%). Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of the shares held by it. The address for Franz Industriebeteiligungen AG is Am Silbermannpark 1b, 86161 Augsburg, Germany.

(5)	This number includes 93,000 ordinary shares underlying the CFO Options. The percentage of ownership by Rudolf Franz is based on 9,227,724 shares outstanding as of March 1, 2023, including shares underlying the CFO Options.

(6)	Consists entirely of ADSs held by Neuber Verwaltungs-GmbH, which is fully owned by Volker Neuber. Volker Neuber is the Managing Director of Neuber Verwaltungs-GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Neuber Verwaltungs-GmbH is Zobelstr. 17, 86153 Augsburg, Germany.

(7)	This number includes the aggregate of 186,000 ordinary shares underlying the CEO Options and CFO Options.

(8)	The percentage of ownership by all members of our Supervisory and Management Boards as a group is based on 9,320,724 ordinary shares outstanding as of March 1, 2023, including shares underlying the CEO Options and CFO Options.

As of March 1, 2023, there were eleven holders of record entered in our German share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. As of March 1, 2023, Citibank, N.A. held 8,037,124 ordinary shares representing 88.0% of the Company’s issued share capital held at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record entered in our share register is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our Company.

None of our shareholders will have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B.          RELATED PARTY TRANSACTIONS

Since January 1, 2020, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our Supervisory Board and Management Board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in “Item 6. Directors, Senior Management and Employees,” and the transactions we describe below.

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 3, kEUR 3, and kEUR 3 in 2022, 2021 and 2020, respectively. The rental of office space is ongoing and will continue in 2023.

In addition, voxeljet received logistics services amounting to kEUR 0, kEUR 0 and kEUR 25 in 2022, 2021 and 2020, respectively from ‘Andreas Schmid Logistik’, where our former Supervisory Board member Dr. Stefan Söhn served as Chief Financial Officer until December 2020. Dr. Stefan Söhn resigned from his office as vice chairperson and member of the Supervisory Board of the Company for professional reasons with effect from the end of the general shareholders’ meeting on May 26, 2021.

Moreover, voxeljet received orders amounting to kEUR 204, kEUR 146 and kEUR 25 in 2022, 2021 and 2020, respectively from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which was our minority shareholder for voxeljet China until September 1, 2021. On this date, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity, to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China. As a result, as of September 1, 2021, Meimai is no longer a related party. After the capital increase for voxeljet China by voxeljet AG, effective on June 28, 2022, voxeljet AG’s shareholding in voxeljet China increased from 70.00% to 88.52%, while each of MK Holding GmbH’s and Mr. Jin Tianshi’s shareholding decreased from 15.00% to 5.74%.

Further, voxeljet received orders amounting to kEUR 0, kEUR 0 and kEUR 0 in 2022, 2021 and 2020, respectively from DSCS Digital Supply Chain Solutions GmbH (“DSCS”), which was a joint venture of which we own 33.3%. Shareholders of DSCS have initiated the wind-up of DSCS, which will be finalized by DSCS’s removal from the commercial register, expected to take place in the first half of 2023.

In addition, voxeljet employed Michele Neuber as an intern between July 2019 and March 2022. Michele Neuber is the son of Volker Neuber, who has been a member of voxeljet’s Supervisory Board since July 2020. Michele Neuber received a salary of kEUR 1, kEUR 2 and kEUR 2 in 2022, 2021 and 2020, respectively.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang, who is the wife of Dr. Ederer, the Chief Executive Officer of voxeljet, amounting to kEUR 27.

In addition, voxeljet employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern between October 2021 and February 2022. She received a salary of kEUR 1 and kEUR 2 in 2022 and 2021, respectively.

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

Settlement of SEC Investigation

On July 1, 2022, the Company entered into a settlement agreement with the SEC in full resolution of a cease-and-desist order issued by the SEC related to the Company’s reporting during two quarters in 2019 of our compliance with the Finance Contract and the state of our internal accounting controls. The Company self-reported and shared facts developed in our internal investigation, and fully cooperated with the SEC in connection with the settlement. Without admitting or denying the SEC’s allegations (other than with respect to the SEC’s jurisdiction and the subject matter of the proceedings), the Company agreed to the entry of the order pursuant to which (i) the Company and Mr. Rudolf Franz, our Chief Financial Officer, agreed to pay a penalty of $175,000 and $50,000, respectively, to the SEC; (ii) the Company will cease and desist from committing or causing any violations and any future violations of the reporting standards of Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 12b-20 and 13a-16 thereunder; and (iii) the Company will undertake to complete, fully implement, and test our remediation plan.

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

B.          SIGNIFICANT CHANGES

Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2022.

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

C.          MATERIAL CONTRACTS

In connection with the Sale-Leaseback as described above, we entered into the following material contracts with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH: a notarial umbrella deed, dated as of August 11, 2022, comprising of (i) a Land Purchase Agreement and (ii) a Commercial Lease Agreement. Aside from the foregoing, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—Business Overview,” “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions,” or elsewhere in this annual report.

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

This discussion is based on German tax laws, including, but not limited to interpretation circulars issued by German tax authorities, which are not binding on the courts, and the Treaty. It is based upon tax laws in effect as of February 2023. These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

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

In case the shares are held as private assets, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% (if church tax applies, up to an aggregate rate of 27.99%)), which is levied in the form of withholding tax (Kapitalertragsteuer). The shareholder is taxed on its gross personal investment income, less the saver’s tax-free allowance of € 1,000 for an individual or € 2,000 for a married couple filing taxes jointly. The deduction of income related expenses actually incurred is generally not possible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual’s tax bracket if this would result in a lower tax burden. In this case, the shareholder will be taxed on gross personal investment income, less the saver’s tax-free allowance of € 1,000 (€ 2,000 for married couples filing jointly), without deduction of income-related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the shareholder.

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

With regard to shareholders in the legal form of a corporation, dividends and capital gains are effectively 95% tax exempt from corporate income tax (including solidarity surcharge). However, with regards to dividends (not to capital gains), the 95% corporate income tax exemption only applies if the corporation holds at least 10% of the shares in the Company at the beginning of the calendar year.

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

Pursuant to the Treaty, the German withholding tax generally may not exceed 15% of the gross dividends received by U.S. treaty beneficiaries. In case of any U.S. treaty beneficiary qualifying as a not tax transparent corporation and directly holding at least 10% or more of the Company’s voting shares, the German withholding tax is capped at 5% of the gross dividends. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a non-corporate U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax). The non-corporate U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the non-corporate U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

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

Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Küppe 1, 53225 Bonn, Germany. The form is available at the same address, on the German Federal Tax Office’s website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington DC 20007. Generally, the refund claim becomes time-barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. treaty beneficiary must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld, and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, U.S. Residency Certification, Philadelphia, PA 19255-0625. Requests for certification must include the U.S. treaty beneficiary’s name, social security number or employer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $85 for individuals and $185 for non-individuals. An online payment option is also available at www.irs.gov. If the electronic payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Department of the Treasury, Internal Revenue Service, Philadelphia, PA 19255-0625. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. treaty beneficiary, who must then submit the certification with the claim for refund of withholding tax.

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

We believe that we were not a PFIC for our taxable year ending December 31, 2022. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2022 or for future taxable years.

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

F.          DIVIDENDS AND PAYING AGENTS

Not applicable.

G.          STATEMENT BY EXPERTS

Not applicable.

H.          DOCUMENTS ON DISPLAY

The voxeljet Form 20-F for fiscal year 2022 is available online at investor.voxeljet.com/financials/sec-filings. To obtain a hard copy of voxeljet’s complete audited financial statements, free of charge, Germany-based shareholders should contact our Director Investor Relations Johannes Pesch (johannes.pesch@voxeljet.de). If based elsewhere in the EU, the U.S., or in the other countries of the world, shareholders should also contact our Director Investor Relations Johannes Pesch (johannes.pesch@voxeljet.de).

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rates

We assess our exposure to market risk for changes in interest rates as low, as our loans have entirely fixed interest rates, without any exception, as the loan with variable interest rate has been early terminated in August 2022. Therefore, an immediate 10% change in interest rates would not have a material effect on our financial condition or results of operations. Further, on October 31, 2022 through the closing of the Sale-Leaseback, we fully settled the Finance Contract with EIB including the repayment of tranche A and B1 thereunder, including all interest for an amount of € 22.0 million. Both tranches included cash-settled warrants at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down of the first tranche). Both warrants were entirely compensated by the settlement.

Equity price risk

We are no longer exposed to equity price risks which arose from the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B1 loan with EIB as we have written down and derecognized the bifurcated embedded derivative financial instruments relating to the performance participation interest (warrants) for tranche A and tranche B1 as of September 30, 2022. The write-down and derecognition resulted from the early repayment of the Finance Contract with EIB in October 2022. The write down and derecognition of the bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A, resulted in finance expense amounting to kEUR 2,827 and the bifurcated embedded derivative financial liability for the performance participation interest for tranche B1, resulted in finance income of kEUR 516. As the embedded derivative financial instruments related to the performance participation interest have been derecognized, changes in the Company’s share price will not lead to any further impacts in the future.

Foreign Exchange Rates

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The countries outside of the eurozone in which we sell our products and services have not historically been highly inflationary. Approximately 70%, 64% and 68% of our revenues were derived from sales outside of the eurozone region in 2022, 2021 and 2020, respectively. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in Euros based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income. Further, the bank accounts in foreign currency amounted to USD 4.4 million (€ 4.2 million) and GBP 0.9 million (€ 1.0 million) as of December 31, 2022. An increase/decrease in the value of the Euro against the U.S. Dollar of 10% would lead to a loss of € 0.4 million/gain of € 0.5 million. An increase/decrease in the value of the Euro against the British Pound Sterling of 10% would lead to a loss of € 0.1 million/gain of € 0.1 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended on December 31, 2022.

ITEM 15 CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Our Chief Executive Officer and Chief Financial Officer concluded that, as a result of material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2022. For purposes of Rule 13a-15(e), the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

The auditors expressed no opinion on internal control over financial reporting in their fiscal year 2020 and 2021 opinion letters, dated March 30, 2021 and March 31, 2022, respectively.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013) (the “COSO 2013 Framework”). Based on the assessment and those criteria, management concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to material weaknesses described below.

Group A – Financial Statement Preparation

We did not design and implement adequate processes and controls to address the application of IFRS during the preparation and review of the financial statement disclosures and consolidated statement of cash flows. Specifically, changes to existing processes or controls or the implementation of new controls were not sufficient to address the risks of material misstatement in financial reporting due to changes in the IFRS guidance.

Group B – Expertise and Internal Control Design

We did not adequately design and document management review controls to sufficiently address management’s expectations, criteria for investigation, follow-up on outliers, and the level of precision used in the performance of the review controls. Our process to evaluate the competence and expertise necessary to support the growth and complexity of the business, its financial reporting, and response to address shortcomings was not sufficiently implemented during 2022.

Group C – Monitoring

We did not design or maintain an effective risk assessment process to identify and assess the financial reporting risks caused by changes in the operating environment, business operations, personnel, or IT systems. We did not have processes in place to identify, assess and communicate updated financial reporting processes and related internal control across our functional areas.

Group D – Remediation

We did not have an adequate process to track, communicate, and aggregate the internal control deficiencies identified through both internal and external sources. We did not have adequate policies and processes to evaluate the severity of the identified deficiencies or remediate any identified issues in a timely manner.

Group E – Communication

We did not have sufficient processes and controls in place to ensure the timely identification and communication of relevant and reliable financial information sourced internally and externally to financial reporting personnel, management, and our Supervisory Board, to enable appropriate evaluation and disclosure of such information in the Company’s financial close and reporting processes.

Group F – Manual Journal Entires

Ineffective design and implementation, and operation of controls over the initiation, authorization, and recording of manual journal entries.

These control deficiencies resulted in several material and immaterial misstatements to the preliminary consolidated financial statements that were corrected prior to the issuance of the consolidated financial statements. These deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2022.

Notwithstanding the identified material weaknesses, management believes that the consolidated financial statements and related notes thereto included in this annual report on Form 20-F present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with IFRS as issued by the IASB.

Remediation Plan

Material weaknesses initially identified included that the Company did not have adequate personnel, documentation, or structure around its system of internal control.

The Company’s remediation plan integrates multiple components of the framework. Controls cut across multiple deficiencies and align with business processes. These remedial action concentrations are based on the 17 COSO principles. They are tailored to the specific areas that voxeljet Management believes the Company must address to remediate the weaknesses.

voxeljet has expended significant efforts towards remediating its material weaknesses. Its continuing efforts further advanced a stronger internal control environment, integrated risk assessment into operations, enhanced monitoring, and improved information flow and communication. The Company also implemented process level controls in response to prior shortcomings. Overall, management believes the internal control environment, once final remedial plans are implemented in 2023, will be appropriately responsive to the risks in view of the size of the business and positioning in the market.

Management continues to refine its internal control over financial reporting, and the Company expects to have all material weaknesses remediated in fiscal year 2023. To achieve this, the Company will complete its design and implementation of journal entry park-and-post functionality in SAP in early 2023 and full remediation of manual journal entry review controls in the third quarter of fiscal year 2023. voxeljet will continue to perform the new internal control system and provide its auditors with documentation illustrating the new system’s effectiveness.

●	During 2022, the Company conducted intensive trainings on IFRS for employees assigned with financial reporting and internal control responsibilities through an external consultant. The Company plans to continue conducting such trainings in the future.
●	In late 2021, we engaged an external consultant, Alvarez & Marsal Disputes & Investigations, LLC, to advise us on the remediation of our existing material weaknesses.
●	In early 2021, we migrated our consolidation process to the SAP-ERP system and continue to work towards complete automation of the consolidation process in this system. As a part of this process, additional modules of the SAP-ERP system are being implemented across our subsidiaries.
●	The Company will take steps to ensure adequate design and document management review controls to sufficiently address management’s expectations, criteria for investigation, follow-up on outliers, and appropriate level of precision used in the performance of the review controls.
●	The Company has appointed external consultants to implement a “park and post” journal entry system in its SAP-ERP system for implementing the controls over the initiation, authorization, and recording of manual journal entries.

Our management believes that these actions will remediate the material weaknesses in internal control over financial reporting described above. The remediation efforts are expected to be implemented during fiscal year 2023.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm due to the Company's status as a non-accelerated filer in 2022.

(d)	Changes in internal control over financial reporting

As described above under “Remediation Plan,” we are undertaking a broad range of remedial actions to address the material weaknesses in our internal control over financial reporting identified during the previous years. We made the following changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended December 31, 2022 that have improved our internal control over financial reporting, specifically:

●	We designed, implemented, and operated controls over the process to count all inventory at subsidiary locations. We remediated the material weakness related to this process identified and reported during the fiscal years 2020 and 2021.

●	We designed, implemented and operated controls over the process of monitoring compliance with financial covenants in the Company’s debt agreements to ensure the appropriate accounting treatment, including disclosure requirements, in accordance with IFRS. We remediated the material weakness related to this process identified and reported during the fiscal years 2019, 2020 and 2021.

●	We designed, implemented, and operated controls over the process of Audit Committee Oversight and remediated the material weakness related to this process identified and reported during the fiscal years 2018, 2019, 2020 and 2021.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent registered public accounting firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”) during the fiscal years ended December 31, 2022 and 2021:

December 31,
	2022	2021

(€ in thousands)
Audit fees	€ 1,152	€ 1,221
Audit-related fees	--	€ 44
Tax fees	--	--
All other fees	--	--
Total	€ 1,152	€ 1,265

Audit fees include the audit of our financial statements, the review of interim financial information and SEC registration statements, and statutory audits. The amount of kEUR 1,221 includes kEUR 120 related to the fiscal year 2020. Audit-related fees in 2021 include services rendered related to one Form F-3 and one Prospectus Supplement filing in 2021.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All services provided by the principal auditing firm in 2022 detailed in the table above were approved by the Audit Committee.

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

The significant differences between the corporate governance practices that we follow and those set forth in the NASDAQ Listing Rules are described below:

●	NASDAQ Listing Rule 5605(b)(1) requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent, and the rules of procedure of our Supervisory Board provide that the Supervisory Board should be composed of a majority of independent members, though this is not a mandatory requirement. All current members of our Supervisory Board are independent.

●	NASDAQ Listing Rule 5605(b)(2) requires listed companies to hold regularly scheduled meetings at which only independent directors are present (“executive sessions”). While German law does not require a company to hold regularly scheduled executive sessions, our Supervisory Board is comprised only of independent members and meets regularly with only independent members present.

●	NASDAQ Listing Rule 5605(c)(1) requires listed companies to have a written audit committee charter. German law does not require a separate charter for an audit committee. Instead, the responsibilities and authority of our Audit Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.

●	NASDAQ Listing Rule 5605(c)(2)(A) requires each member of the audit committee of a listed company to be independent and financially literate, and also requires that at least one audit committee member have accounting or related financial management expertise. German law does not require that all members of the audit committee are independent. The rules of procedure of our Supervisory Board only stipulate that the members of our Supervisory Board shall be “sufficiently” independent and that our Supervisory Board’s proposals for the election of new members shall take into account that the majority of our Supervisory Board shall be composed of – in the Supervisory Board’s opinion – independent members. Furthermore, German law requires only that one supervisory board member have knowledge in the areas of accounting or auditing. Accordingly, the rules of procedure of our Supervisory Board stipulate that the chairman of our Audit Committee shall have special knowledge and experience of the application of accounting principles and internal control procedures. The chairman of the Audit Committee, Peter Nietzer, fulfills these requirements. Although we believe that all members of our Audit Committee are financially literate, neither German law, nor the rules of procedure of our Supervisory Board, require all members of our Audit Committee to be financially literate.

●	NASDAQ Listing Rule 5605(d)(1) requires listed companies to have a written compensation committee charter. German law does not require a separate charter for a compensation committee. Instead, the responsibilities and authority of our Compensation and Nomination Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.

●	NASDAQ Listing Rule 5605(d)(2) requires listed companies to have a compensation committee consisting of at least two members, each of whom is independent as defined under NASDAQ Rule 5605(a)(2) and in consideration of all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member. The German Corporate Governance Code recommends that the chairman of the compensation committee shall be independent from the company and the management board. Our Supervisory Board also serves as our Compensation Committee, and all three members of our Supervisory Board are independent and do not to have any relationship with the Company’s management that is material to the members’ ability to be independent from management.

●	NASDAQ Listing Rule 5605(e)(1) requires independent director involvement in the selection of director nominees, by having a nominations committee comprised solely of independent directors and by having director nominees selected or recommended by a majority of its independent directors meeting in executive

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See the following items starting at page F-1:

(a)	Report of Independent Registered Public Accounting Firm as of December 31, 2022 and for each of the three years ended December 31, 2022

(b)	Consolidated Statements of Financial Position as of December 31, 2022 and 2021

(c)	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021, and 2020

(d)	Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021, and 2020

(e)	Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020

(f)	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit
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

4.6

Security Release Agreement between European Investment Bank and voxeljet AG, dated August 11, 2022 (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the Commission on August 11, 2022).

4.7#

Management Board Member’s Contract of Service between voxeljet AG and Dr. Ingo Ederer, dated November 12, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the Commission on November 12, 2020).

4.8#

Management Board Member’s Contract of Service between voxeljet AG and Rudolf Franz, dated November 12, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the Commission on November 12, 2020).

Exhibit Number	Description of Exhibit
4.9

Form of Irrevocable Undertaking between certain investors and voxeljet AG, dated January 15, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the Commission on January 25, 2021).

4.10

Placement Agent Agreement between A.G.P./Alliance Global Partners and voxeljet AG, dated January 15, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the Commission on January 25, 2021).

4.11

Form of Irrevocable Undertaking between certain investors and voxeljet AG, dated February 10, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the Commission on February 17, 2021).

4.12

Placement Agent Agreement between A.G.P./Alliance Global Partners and voxeljet AG, dated February 10, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the Commission on February 17, 2021).

4.13

Form of Irrevocable Undertaking between certain investors and voxeljet AG, dated July 15, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the Commission on July 23, 2021).

4.14

Placement Agent Agreement between A.G.P./Alliance Global Partners and voxeljet AG, dated July 15, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the Commission on July 23, 2021).

4.15

Form of Irrevocable Undertaking between certain investors and voxeljet AG, dated September 29, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the Commission on October 13, 2022).

4.16

Placement Agent Agreement between A.G.P./Alliance Global Partners and voxeljet AG, dated September 29, 2022 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the Commission on October 13, 2022).

8.1*	Subsidiaries of voxeljet AG.
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft.

101.INS	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission.
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

Date: March 30, 2023

voxeljet AG

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of voxeljet AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of voxeljet AG and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring net losses, has incurred recurring negative cash flows from operating activities and has existing financial obligations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Recognition, Valuation, and Derecognition of Embedded Derivative Financial Instruments

As described in Notes 5 and 11 to the consolidated financial statements as of December 31, 2022, the Company as per December 31, 2021 recognized embedded derivative financial assets amounting to kEUR 2,827 and embedded derivative financial liabilities amounting to kEUR 516 (collectively referred to as the “embedded derivative financial instruments”), which were presented as current assets and non-current liabilities, respectively. The embedded derivative financial instruments, which were embedded in Tranche A and B1 of the loan granted in EUR by the European Investment Bank (the “EIB”), were required to be bifurcated and accounted for separately from the host contract because their value was dependent on the share price of the Company, which was not closely related to the host contract. The embedded derivative financial instruments were revalued at each balance sheet date, with changes in their fair value recorded within the financial result of the consolidated statements of comprehensive loss. The fair value of the embedded derivative financial instruments, which were not traded in an active market, was determined by management using valuation techniques which were dependent on inputs such as share price, share volume, discount rates and foreign currency exchange rates. Due to the early settlement of Tranche A and B1 of the loan granted from the EIB, the fair value of the bifurcated embedded derivative financial instruments relating to the performance participation interest for Tranche A and B1 was determined for the accounting of the derecognition as of September 30, 2022. The transaction resulted in a finance expense (Tranche A) in an amount of kEUR 2,827 as well as a finance income (Tranche B1) in an amount of to kEUR 516 for the year ended December 31, 2022. The deferred tax assets and liabilities resulting from the temporary differences from the respective tax base amounting to kEUR 791 for Tranche A (deferred tax liability) and kEUR 144 for Tranche B (deferred tax asset) as per December 31, 2021 were derecognized as well. The derecognition resulted in a deferred tax income in the amount of kEUR 791 (Tranche A) and deferred tax expense in the amount of k EUR 144 (Tranche B).

The principal considerations for our determination that performing procedures relating to the recognition, valuation, and derecognition of embedded derivative financial instruments is a critical audit matter are that there is significant judgment and estimation by management when evaluating the recognition and valuation as well as the derecognition of the embedded derivative financial instruments. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s conclusion on the recognition, valuation, and derecognition of the embedded derivative financial instruments. Furthermore, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained. As disclosed by management, a material weakness existed related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others,

i.	executing audit procedures regarding the appropriateness of the recognition, valuation, and derecognition of the embedded derivative financial instruments as they were bifurcated from the host contract, the valuation techniques used as well as the reasonableness of management’s assumptions and estimates included in the calculation of fair values of the embedded derivative financial instruments,
ii.	evaluating management’s process for determining the fair values of the embedded derivative financial instruments as well as the recognition, valuation and derecognition of deferred tax assets and liabilities on the embedded derivative financial instruments,
iii.	evaluating the quantitative factors (which consider share prices, discount rates and currency exchange rates) used by the Company in the calculation of the fair values of the embedded derivative financial instruments to source data provided by the Company and/or to externally available data,
iv.	evaluating the compliance of the underlying assumptions and input factors used in the fair value calculations performed by the Company for the determination of the fair values of the embedded derivative financial instruments with the terms of the loan agreements, including the correct application of the formulas used in the fair value calculations,
v.	evaluating the effective date for the derecognition of Tranche A and B1 of the loan and derecognition of the derivative financial instruments,

vi.	assessing the permanence of methods used for the determination of deferred tax assets and liabilities on the embedded derivative financial instruments, and
vii.	evaluating management’s assessment of the disclosure requirements in reference to the embedded derivative financial instruments including their maturity and the Company’s compliance with financial covenants referenced in the agreement with the EIB.

Munich, Germany

March 30, 2023

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Sebastian Stroner	/s/ ppa. Martin Veit
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company's auditor since 2020.

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2022	2021

	Notes	(€ in thousands)
Current assets		35,481	42,748
Cash and cash equivalents	3	12,119	7,027
Financial assets	3, 11	2,047	18,522
Trade receivables	3, 7, 18	6,165	6,107
Inventories	8	11,136	9,482
Income tax receivables		23	23
Other assets		3,991	1,587

Non-current assets		19,639	24,711
Financial assets	3, 11	944	4
Intangible assets	9	819	878
Property, plant and equipment	9, 21	17,799	23,719
Other assets		77	110
Total assets		55,120	67,459

		December 31,
		2022	2021

	Notes	(€ in thousands)
Current liabilities		11,374	21,716
Trade payables	3	2,683	2,594
Contract liabilities	3	4,877	2,132
Financial liabilities	3, 11, 20	1,161	14,882
Other liabilities and provisions	10	2,653	2,108

Non-current liabilities		19,024	13,256
Deferred tax liabilities		--	87
Contract liabilities	3	281	231
Financial liabilities	3, 11, 20	18,743	12,938

Equity		24,722	32,487
Subscribed capital	24	9,135	7,027
Capital reserves	24	112,996	110,264
Accumulated deficit	3	(97,240)	(85,974)
Accumulated other comprehensive income		(464)	1,400
Equity attributable to the owners of the company		24,427	32,717
Non-controlling interests		295	(230)

Total equity and liabilities		55,120	67,459

See accompanying notes to these consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
		2022	2021	2020

	Notes	(€ in thousands, except share and per share data)
Revenues	3, 17	27,832	24,826	21,567
Cost of sales	12	(19,646)	(16,876)	(14,812)
Gross profit		8,186	7,950	6,755
Selling expenses		(7,975)	(6,420)	(5,816)
Administrative expenses		(6,584)	(6,577)	(6,407)
Research and development expenses		(6,865)	(6,149)	(6,500)
Other operating expenses	13	(2,591)	(618)	(2,799)
Other operating income	13	10,447	2,970	1,603
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		(116)	(99)	(29)
Operating loss		(5,382)	(8,844)	(13,164)
Finance expense	14	(6,749)	(2,601)	(2,589)
Finance income	14	620	924	184
Financial result	14	(6,129)	(1,677)	(2,405)
Loss before income taxes		(11,511)	(10,521)	(15,569)
Income tax (expense) income	15	102	(65)	88
Net loss		(11,409)	(10,586)	(15,481)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		(1,865)	(304)	933
Total comprehensive loss		(13,274)	(10,890)	(14,548)

Loss attributable to:
Owner of the Company		(11,266)	(10,511)	(15,339)
Non-controlling interests		(143)	(75)	(142)
		(11,409)	(10,586)	(15,481)

Total comprehensive loss attributable to:
Owner of the Company		(13,131)	(10,815)	(14,406)
Non-controlling interests		(143)	(75)	(142)
		(13,274)	(10,890)	(14,548)

Weighted average number of ordinary shares outstanding		7,350,792	6,302,458	4,836,000
Loss per share - basic/diluted (EUR)		(1.53)	(1.68)	(3.20)

See accompanying notes to these consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(€ in thousands)
	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain (loss)	Total	Non-controlling interests	Total equity
Balance at January 1, 2020	4,836	88,077	(60,124)	742	33,531	(13)	33,518
Loss for the period	--	--	(15,339)	--	(15,339)	(142)	(15,481)
Foreign currency translations	--	--	--	933	933	--	933
Equity-settled share-based payment	--	671	--	--	671	--	671
Balance at December 31, 2020	4,836	88,748	(75,463)	1,675	19,796	(155)	19,641
Loss for the period	--	--	(10,511)	--	(10,511)	(75)	(10,586)
Foreign currency translations	--	--	--	(304)	(304)	--	(304)
Issue of ordinary shares in the form of ADS, net of transaction costs and tax	2,191	21,212	--	--	23,403	--	23,403
Equity-settled share-based payment		304	--	--	304	--	304
Change in deferred tax asset	--	--	--	29	29	--	29
Balance at December 31, 2021	7,027	110,264	(85,974)	1,400	32,717	(230)	32,487
Loss for the period	--	--	(11,266)	--	(11,266)	(143)	(11,409)
Foreign currency translations	--	--	--	(360)	(360)	--	(360)
Reclassification to profit or loss on deconsolidation of subsidiary	--	--	--	(1,475)	(1,475)	--	(1,475)
Issue of ordinary shares in the form of ADS, net of transaction costs and tax	2,108	3,335	--	--	5,443	--	5,443
Equity-settled share-based payment	--	65	--	--	65	--	65
Change in deferred tax asset	--	--	--	(29)	(29)	--	(29)
Change of non-controlling interests due to capital increase	--	(668)	--	--	(668)	668	--
Balance at December 31, 2022	9,135	112,996	(97,240)	(464)	24,427	295	24,722

See accompanying notes to these consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(11,409)	(10,586)	(15,481)
Depreciation and amortization	2,926	3,100	3,442
Foreign currency exchange differences on loans to subsidiaries	(619)	(1,200)	1,466
Foreign currency translation reserve reclassified to profit or loss	(1,475)	--	--
Change in fair value of bond funds	773	291	11
Share-based compensation expense	65	305	671
Change in impairment of trade receivables	116	99	29
Non-cash expense on financial liabilities	10	1,976	1,505
Change in fair value of derivative equity forward	2,311	(752)	715
Change in inventory allowance	945	851	(1)
Interest paid	3,121	263	258
Interest received	(77)	(85)	(92)
Loss on disposal of intangibles and property, plant and equipment	20	17	42
Gain from sale-leaseback of property	(4,335)	--	--
Other	(117)	92	63

Change in working capital	(1,439)	(908)	774
Trade and other receivables, inventories and current assets	(4,714)	(1,375)	1,501
Trade payables	(73)	585	(781)
Other liabilities, contract liabilities and provisions	3,349	(82)	(417)
Change in restricted cash	--	(44)	463
Income tax payable/receivables	(1)	8	8
Total	(9,184)	(6,537)	(6,598)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(789)	(1,041)	(139)
Proceeds from disposal of property plant and equipment	26,036	--	--
Proceeds from disposal of financial assets	12,581	--	4,962
Payments to acquire financial assets	--	(10,486)	(994)
Interest received	77	85	92
Total	37,905	(11,442)	3,921

Cash Flow from financing activities

Change in security deposit	--	16	--
Repayment of lease liabilities	(637)	(334)	(412)
Repayment of long-term debt	(19,667)	(1,004)	(863)
Proceeds from issuance of long-term debt	--	--	5,000
Proceeds from issuance of shares	5,429	26,619	--
Share issue cost	(776)	(3,217)	--
Change in restricted cash	(645)	(2,298)	--
Interest paid	(7,407)	(263)	(258)
Total	(23,703)	19,519	3,467

Net increase (decrease) in cash and cash equivalents	5,018	1,540	790

Cash and cash equivalents at beginning of period	7,027	5,324	4,368
Changes to cash and equivalents due to foreign exchanges rates	74	163	166
Cash and cash equivalents at end of period	12,119	7,027	5,324

See accompanying notes to these consolidated financial statements.

Please refer to Note 21. – Leases for the non-cash flow transactions arising from the Sale-Leaseback.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

voxeljet AG (in the following referred to as “voxeljet”, “Group”, or the “Company”) is a high-tech company headquartered in Friedberg, Germany which is listed on the NASDAQ Capital Market (the “NASDAQ”). The Company consists of voxeljet AG, voxeljet America Inc. (“voxeljet America”), voxeljet India Pvt. Ltd (“voxeljet India”) and voxeljet China Co. Ltd. (“voxeljet China”). voxeljet AG owns 100% of the issued and outstanding shares of voxeljet America and voxeljet India, as well as 88.52% of voxeljet China.

In December 2020, management initiated the wind-up of voxeljet UK Ltd.(“voxeljet UK”), which was finalized on February 17, 2022, when upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up. On deconsolidation of voxeljet UK in February 2022, the foreign currency translation reserve amounting to kEUR 1,475 recorded in other comprehensive income has been reclassified to profit and loss account.

The former minority shareholder of voxeljet China, Suzhou Meimai Fast Manufacturing Technology Co., Ltd. (“Meimai”), on September 1, 2021 transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity, to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China. On June 15, 2022, the shareholders of voxeljet China approved the increase of registered capital of voxeljet China from RMB 20,000,000 (EUR 2,671,191) to RMB 52,250,000 (EUR 7,227,885).  After this capital increase, voxeljet AG owns 88.52% of voxeljet China and is entitled to nominate three directors, while each of MK Holding GmbH and Mr. Jin Tianshi owns 5.74% of voxeljet China and is entitled to nominate one director.

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

Through its Services business division, the Company offers customized printed products such as sand molds and plastic models based on computer-aided design data through its “on-demand production” service centers. In addition, the Company offers casting services to its customers. In those cases, the casting process is performed by external suppliers supported by voxeljet’s molds and models. Small-batch and prototype manufacturers utilize the Company’s machines for the automatic, patternless manufacture of their casting molds and 3D models. The Company’s customer base includes automotive manufacturers, aerospace industries, foundries and suppliers as well as companies from the arts and design industries as well as universities and research institutes.

2. Preparation of financial statements

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as set forth by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (IFRIC).

The consolidated financial statements were authorized for issue by the Management Board on March 30, 2023.

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

voxeljet has recognized continuous net losses during the years 2022, 2021 and 2020 amounting to kEUR 11,409 kEUR 10,586 and kEUR 15,481, respectively. Additionally, voxeljet had negative cash flows from operating activities in 2022, 2021 and 2020 of kEUR 9,184, kEUR 6,537, kEUR 6,598, respectively, mainly due to continuous net losses.

During 2021, in January, February and July, the Company completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32.0 million (€ 26.6 million) before deducting fees and expenses. Further, on October 13, 2022, the Company announced that it has completed another registered direct offering and sale of 1,279,070 ordinary shares in the form of ADSs at a purchase price of USD 3.44 (€ 3.60) per share. The gross proceeds of the offering amounted to approximately USD 4.4 million (€ 4.6 million).

On October 31, 2022 the Company closed a sale and leaseback transaction (the “Sale-Leaseback”) regarding voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH, which was initiated on August 11, 2022. Under this agreement, voxeljet was entitled to receive proceeds from the sale amounting to € 26.5 million and entered into a long-term lease contract. Simultaneously, on August 11, 2022, voxeljet initiated the full settlement of the Finance Contract entered into with the European Investment Bank (the “EIB”), dated November 9, 2017 (the “Finance Contract”), including the repayment of tranche A and B1 thereunder, including all interest for a fixed amount of € 22.0 million. In addition, the Company initiated the early settlement of certain loans for which the sold properties were collateralized, which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) (“Sparkasse”) with a settlement of € 0.8 million in August 2022 and € 3.1 million in October 2022. Consequently, the Company has written down the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022. The write-down of the bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A resulted in finance expense amounting to kEUR 2,827, and the bifurcated embedded derivative financial liability for the performance participation interest for tranche B1 resulted in finance income of kEUR 516.

The closing process of the transaction, which began through the initiation of the Sale-Leaseback at the notary on August 11, 2022, was successfully finalized on October 31, 2022. The closing included the receipt of the proceeds from IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH, the settlements with EIB and Sparkasse and the subsequent initial of the release process for land charges and commencement of the long-term lease contract on November 1, 2022. These steps further improved voxeljet’s liquidity and financial flexibility, and released the Company from all covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”).

In December 2022, the Company privately placed 828,943 ADSs, each representing one ordinary share, at a purchase price of USD 2.16 (€ 2.04), with the institutional investor Anzu Ventures II LLC (“Anzu”). The capital increase was registered on December 22, 2022 and the private placement was completed when voxeljet received the remaining portion of the related funds amounting to USD 0.9 million (€ 0.9 million) in January 2023. The first portion of USD 0.9 million (€ 0.8 million) was received in December 2022. This capital increase provided the Company with gross proceeds of USD 1.8 million (€ 1.7 million) before deducting fees and expenses.

In January 2023, the Company issued a promissory note to Anzu (the “Anzu Note”), in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

The capital increases described above improved voxeljet’s liquidity as well as equity ratio significantly. Also the financing received through the Anzu Note had a positive impact on the Company’s cash reserves. In addition, the closing of the Sale-Leaseback in connection with the early settlement of certain loans, released voxeljet from significant financial obligations mainly related to the repayment of tranche A thereunder, including the performance participation interest from the loan received from the EIB. Tranche A would have become due in December 2022 amounting to approximately € 14.6 million reduced or increased by the fair value of the performance participation interest. The early settlement further releases the Company from all covenants in the Finance Contract, including the Minimum Cash Covenant.

In spite of this success, according to the Group’s current liquidity forecasts, voxeljet will require further funding in the second half of 2023 to maintain its operations. Therefore, management is taking steps to raise additional funds, including meetings with potential new and existing investors and banks, which may include debt and/or equity financing, and there can be no assurance that the Company will be able to raise further funds on terms favorable to the Company, if at all.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact voxeljet’s ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members could result in further adverse impacts on the Company’s business, including a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon voxeljet’s ability to continue as a going concern. Despite the ongoing losses, reduced cash flow as well as with the existing financial obligations , management assumes that voxeljet will continue as a going concern. However, the going concern is dependent upon management and the Company being successful in:

-	achievement of budgeted sales; and
-	successful fund raising in form of equity and/or debt.

Those assumptions are included in the Company’s current liquidity forecasts and management believes that the Company has the ability to meet its financial obligations for at least the next 12 months from the authorization for issuance of these consolidated financial statements as of and for the year ended December 31, 2022 by the Management Board on March 30, 2023 and therefore continues as a going concern.

As a U.S. Securities and Exchange Commission registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

Impairment test

Non-financial assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. Therefore, the Company performed an impairment test for the non-financial assets for the end of the reporting period. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset. The impairment test, performed by management, did not lead to any write-downs.

Assets are allocated to cash-generating units for the purpose of impairment testing. The units or groups of units are identified at the lowest level at which assets are monitored for internal management purposes, being the operating segments (i.e., the Systems segment and Services segment).

3. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. Except as described below, these policies have been consistently applied to all years presented.

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

Revenue on the sale of new or refurbished 3D printers is recognized at the point in time after completed installation of 3D printers at the customer site and evidenced through final acceptance by the customer. Customers obtain control of the 3D printers when the customers have accepted the assets. Refurbished 3D printers usually were produced for and used in the Company’s Services segment. On average, these refurbished printers have been operating within a voxeljet service center for 1.5 to 2.5 years prior to their sale. Before these 3D printers are sold, they are fully refurbished and a new printhead is installed. The cost of sales include the residual value as well as the costs related to the refurbishment.

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

Invoices from revenue streams, besides the sale of new or refurbished 3D printers are usually payable within 30 to 60 days. The Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with the sale of new or refurbished 3D printers, the Company generally requires advance payments prior to shipment and requires international customers to furnish letters of credit. These advance payments are recognized as contract liabilities. Maintenance contracts are generally billed to customers in advance on a monthly, quarterly, or annual basis, and are initially recorded as a contract liability as the Company has an enforceable right to payment after the contract has been signed.

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

Cash and cash equivalents

Cash is cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value. Investments normally only qualify as cash equivalent if they have a short maturity of three months or less from the date of acquisition.

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

Financial assets and financial liabilities are generally reported at gross value. Netting only applies if the offsetting of the amounts is currently legally enforceable and it is intended to actually offset them. In general, voxeljet does not intend to offset any amounts.

Initial measurement

At initial recognition, voxeljet measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss (“FVTPL”) are expensed immediately. A trade receivable without a significant financing component is initially measured at the transaction price.

A financial liability is initially measured at its fair value minus, in the case of a financial liability not measured at fair value through profit or loss, transaction costs that are directly attributable to the issue of the financial liability. Transaction costs of financial liabilities carried at FVTPL are expensed immediately.

Classification and subsequent measurement of financial assets and financial liabilities

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (“FVOCI”), or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

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

A financial debt instrument is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objectives are both to hold financial assets to collect contractual cash flows and to sell financial assets; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to record subsequent changes in the investment’s fair value in OCI without recycling. This election is made on an investment-by-investment basis. The Company has utilized the option to record subsequent changes in the equity investment’s fair value in OCI (FVOCI) as of December 31, 2022 and 2021. The equity investment relates to listed securities in International School Augsburg -ISA- gAG, Gersthofen, Germany, which is not held for trading and the Company has irrevocably elected to recognize the subsequent changes in fair value on OCI. The investment is held for strategic rather than for trading purpose and the Company considers this classification to be more relevant.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. The Company has not utilized this option as of December 31, 2022 and 2021.

On initial recognition, a financial liability is classified as measured at amortized cost or FVTPL.

A financial liability is measured at amortized cost unless it is either held for trading, a derivative, or designated as at FVTPL. A financial liability is subsequently measured at amortized cost using the effective interest method, which allocates interest expense at a constant rate over the term of the instrument. The effective interest rate of a financial liability is calculated at initial recognition and is the rate that exactly discounts the expected cash flows through the expected life of the financial liability.

The Company may irrevocably designate a financial liability as measured at FVTPL which is either managed on a portfolio basis and its performance is evaluated on a fair value basis, or if its designation would eliminate or significantly reduce an accounting mismatch that would otherwise arise or if it is a hybrid instrument that contains one or more embedded derivatives. The Company has not utilized this option as of December 31, 2022 and 2021.

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

Derecognition

voxeljet derecognizes financial assets (or parts of their financial assets where applicable) when the rights to receive cash flows from the financial asset have expired or have been transferred and the Group substantially transferred all risks and rewards associated with the ownership.

A financial liability is derecognized when the obligation under the liability is settled, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, this exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. In case of minor changes in conditions as well as changes in expected future cash flows, a change in the present value will be considered in profit or loss.

Impairment of financial assets

voxeljet assesses expected credit losses (“ECLs”) associated with financial assets measured at amortized cost, lease receivables and contract assets, based on future expectations. A respective risk provision or, in case of an actual loss that already occurred, an impairment loss is recognized as other operating income or expenses.

The Company’s financial assets at amortized cost consist of trade receivables, restricted cash, term deposits and cash and cash equivalents.

-	General approach:

Generally, financial assets are considered as having a low default risk at initial recognition resulting in a 12-month ECL provision. In case of a significant increase in credit risk, the lifetime ECLs are recognized. Amongst others debtor’s payment delays of more than 120 days are considered as an indicator for increase in default risk. Further, when determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, voxeljet considers reasonable and supportable information that is relevant and available without undue cost or effort. An objective evidence of impairment is considered to be for example bankruptcy filing of the counterparty.

-	Simplified approach:

For trade receivables with no significant financing component voxeljet applies the simplified approach as required by IFRS 9, which requires lifetime ECLs to be recognized from initial recognition of the receivables.

The ECLs are based on both quantitative and qualitative information and analysis, based on the Group’s historical experience and third-party credit risk assessment and including forward-looking information.

A default on a financial asset is when the counterparty fails to make contractual payments within 120 days of when they fall due and there is no information available that is contradictory (e.g., the counterparty commits the payment to a later time or the Company and the counterparty agreed upon a payment plan).

Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the Company or a counterparty had declared insolvency. Where loans or receivables have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivable due. Where recoveries are made, these are recognized in profit or loss.

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

voxeljet AG only recognizes ECLs for trade receivables based on the simplified approach.

Trade receivables

  In order to measure ECLs, trade receivables are summarized on the basis of common credit risk characteristics and overdue days.

The Company measures loss allowances for trade receivables at an amount equal to lifetime ECLs. ECLs are a probability-weighted estimate of credit losses. The Company calculates the ECL based on the risk scoring of its customers’ according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is determined based on the risk score received from the external rating agency and actual credit loss experience. In addition, the Company uses qualitative assessment of the trade receivables, where default has incurred. For information about the exposure to credit risk and ECLs for trade receivables as of December 31, 2022 and 2021, please refer to Note 18.

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

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets where the value of underlying asset when new is of less than EUR 5,000 (e.g., tools) as well as short-term leases (leases with less than 12 months of lease term). The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company presents right-of-use assets in “property, plant and equipment”, in the same line item as it presents underlying assets of the same nature that it owns. The carrying amounts of right-of-use assets are as below:

	Property, plant and equipment
	Property	Production equipment	Others	Total
	(€ in thousands)
Balance at January 1, 2022	2,648	19	239	2,906
Balance at December 31, 2022	11,013	1	199	11,213

The Company presents lease liabilities within “financial liabilities” in the consolidated statements of financial position.

On August 11, 2022, management initiated the Sale-Leaseback of voxeljet AG’s properties located in Germany Friedberg, Free State of Bavaria, with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022. For further information, see Note 21. “Leases” to the consolidated financial statements.

The Company as a lessor

A lease can be classified as a finance lease or as an operating lease. The classification is determined according to the distribution of the risks and rewards associated with ownership of the leased asset.

The Company leases out a small number of 3D printers. Those leases have been classified as operating leases.

Beginning December 2021, the Company has leased out office space to a third party in Friedberg, Germany. This lease has been classified as an operating lease. The lease income from operating leases where the group is a lessor is recognized in other operating income on a straight-line basis over the lease term. Lease payments from the contract do not include any variable lease payments. The credit risk arising in connection with lease receivables is considered to be immaterial. On August 11, 2022, management initiated the Sale-Leaseback of voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022. Consequently, the tenancy is continued in the form of a sublease agreement. A sublease is classified by reference to the right-of-use asset arising from the head lease (i.e., leaseback agreement with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH). Further voxeljet has leased out production space to third parties in Canton, Michigan, US, also as sublease of right of use asset. Those leases also have been classified as operating leases.

Impacts on financial statements

Impacts for the period

As per the Company’s assessment under IFRS 16, as of December 31, 2022, it recognized kEUR 11,213 of right-of-use assets (as of December 2021: kEUR 2,906) and kEUR 19,734 of lease liabilities (as of December 31, 2021: kEUR 3,210).

Also in relation to those leases under IFRS 16, the Company has recognized depreciation and interest costs, instead of operating lease expenses. During the twelve months ended December 31, 2022, the Company recognized kEUR 730 (2021: kEUR 651, 2020: kEUR 682) of depreciation expenses and kEUR 311 (2021: kEUR 149, 2020: kEUR 167) of interest expense from these leases.

Within the statement of cash flows, cash payments for the principal portion of lease payments, as well as for the interest portion, have been classified as financing activities. Payments for short-term leases have been classified as operating activities. The proceeds from the Sale-Leaseback have been classified as investing activities.

Research and development expenses

All research and development costs are charged to expense as incurred as the criteria set forth in International Accounting Standards (“IAS”) 38 for capitalizing such costs have not yet been met.

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

Employee stock option plan

In April 2017 and in November 2022, the Supervisory Board adopted and approved Option Plan 2017 and Option Plan 2022, respectively. The plans authorize to grant shares of equity-settled stock options to employees and members of the Management Board. The Company’s stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. The Company calculated the fair value of each option award on the date of grant under the Monte Carlo simulation model. The determination of the grant date fair value of the awards using a simulation model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the expected life of the awards, risk-free interest rates, and expected dividends. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. The Company does not currently pay cash dividends on common stock and does not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero.

Foreign currencies

The financial statements are presented in Euros, the functional currency of voxeljet AG.

Monetary transactions denominated in foreign currencies are translated to Euro at the exchange rates prevailing on the transaction date. Gains and losses on foreign currency transactions are shown within other operating income and other operating expenses, respectively, in the consolidated statements of comprehensive loss.

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

The exchange rates that are most relevant for voxeljet’s consolidated financial statements are as follows:

Average exchange rates to Euro:

December 31,	Average Rate
	USD	GBP	INR	CNY
2022	1.0530	0.8528	82.6864	7.0788
2021	1.1827	0.8596	87.4392	7.6282
2020	1.1422	0.8897	84.6392	7.8747

Year end exchange rates to Euro:

December 31,	Year End Rate
	USD	GBP	INR	CNY
2022	1.0666	0.8869	88.1710	7.3582
2021	1.1326	0.8403	84.2292	7.1947

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

Property, Plant and Equipment

Property, plant and equipment is carried at acquisition or manufacturing cost (for internally manufactured printers used in the Services segment or the research and development function) and depreciated on a straight-line basis over the estimated useful lives of the related assets, taking into account estimated residual values. Except the sale of used printers, realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected within other operating income or other operating expenses in the consolidated statements of comprehensive loss. Subsequent expenditures are capitalized only if it is probable that voxeljet will receive additional economic benefits from the particular asset associated with these expenditures, and the costs can be determined reliably. In those cases the assets are depreciated over their useful lives. Repair and maintenance expenditures are expensed as incurred. Land is not depreciated. Additions to property, plant and equipment relating to self-constructed 3D printers are considered non-cash transactions.

The estimated useful economic lives of items of property, plant and equipment are as follows:

USEFUL LIFE OF PROPERTY, PLANT AND EQUIPMENT

Leasehold improvements	6-9 years
Buildings	33 years
Plant and machinery	7-8 years
Printers leased to customers under operating lease	7-8 years
Other facilities, machinery and factory equipment	2-20 years
Office equipment	3-25 years

Useful lives, depreciation methods and residual values are reviewed at least annually and, if they change significantly, depreciation charges for current and future periods are adjusted accordingly.

Inventories

Raw materials and merchandise

Raw materials are measured at the lower of acquisition cost, as determined on the weighted-average costs method, and net realizable value. Obsolete inventories are written off directly into cost of sales.

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

The Company also uses its own printers in its service centers. Unfinished printers are generally available to be sold if a customer requests a product with a specification which can be met by one of the products in progress. Accordingly, the Company classifies printers as inventory until it removes a finished printer from its manufacturing warehouse to use the printer in a service center. The reclassification as property, plant and equipment, as a non-cash transaction, occurs at cost and depreciation starts at inception of service.

The Company evaluates the adequacy of its inventory reserves on a periodic basis in order to determine the need for an inventory reserve.

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

Earnings (loss) per share

Basic earnings per share amounts are calculated by dividing profit (loss) by the weighted-average number of ordinary shares outstanding. The weighted-average number of shares is calculated by multiplying the outstanding number of shares after considering the issuance of shares in October and December of 2022 with its time-weighted portion and thereafter summing up their respective portion. Regarding the outstanding and exercisable options refer to Note 6.

	2022	2021	2020
	(in thousands of shares)

Weighted-average number of ordinary shares at 31 December	7,351	6,302	4,836

4. New standards and interpretations not yet adopted

The IASB issued a number of new IFRS standards or amendments to existing standards which are required to be adopted in annual periods beginning after December 31, 2021.

Standard	Effective date	Descriptions
IFRS 3	01/2022	Reference to the Conceptual Framework
IAS 16	01/2022	Proceeds before intended use
IAS 37	01/2022	Onerous contracts – Cost of Fulfilling a Contract
IFRS 1, IFRS 9, IFRS 16 and IAS 41	01/2022	Annual Improvements to IFRS Standards 2018–2020 (IFRS 1, IFRS 9, IFRS 16 and IAS 41)
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in Connection with Assets and Liabilities arising from a single transaction
IFRS 17 and IFRS 9	01/2023	Initial Application of IFRS 17 and IFRS 9―Comparative Information (Amendment to IFRS 17)
IAS 1	01/2024	Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
IFRS 16	01/2024	Lease Liability in a Sale and Leaseback

The adoption of standards effective 01/2022 did not have a material impact on the financial statements as of and for the year ended December 31, 2022. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2023 or later will have on its financial statements but does not expect they will have a significant impact. The Company has not early adopted any of these new and amended standards and interpretations and intend to adopt them, if applicable, when they become effective.

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

The Company faces an increasingly complex and uncertain macroeconomic and geopolitical environment, related to the ongoing conflict between Russia and Ukraine. The conflict raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact our ability to conduct our business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members could result in further adverse impacts on our business, including a drop in market demand, price increases for raw materials and energy or delays in the global supply chain. Eastern Europe was not an important market for the Company in the past, therefore Management considers sales risks related to the conflict as minor.

The business year 2022 was only minimally impacted by the COVID-19 pandemic. In most of the countries of the world, governments eased or even canceled restrictions, which were implemented in order to contain the pandemic. The positive trend of recovery from the economic slow-down which voxeljet observed since the third quarter of 2021 continued. The zero-COVID strategy, pursued by the Chinese government, still led to several restrictions in China, resulting into lockdowns of entire cities or regions. This led to delays in production of raw materials and intermediate products as well as price increases, which caused adverse impacts on the global supply chain. Nevertheless, voxeljet was able to fulfill the production plan as scheduled. In spite of the improvement of the COVID-19 situation, there are still uncertainties related to the pandemic, as the situation could worsen at any time.

The assumptions and estimates refer primarily to the assessment of the Company of the ability to continue as a going concern (see further discussion in Note 2.), recognition of revenue, and the consideration of the renewal options of the lease contracts in determining the appropriate lease terms.

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

The Company recognizes revenue on the maintenance contracts for 3D printers by applying the input method to measure the progress that depicts the transfer of control of the goods or services to the customer towards complete satisfaction of a performance obligation over time. The determination of the expected number of service visits and goods to be provided under a contract require significant judgment and have been estimated by the Company’s service department based on historical experience.

Recognition of derivative financial instruments

The embedded derivative financial instruments, which were embedded in Tranche A and B1 of the loan granted in Euros by the EIB, were required to be bifurcated and accounted for separately from the host contract because their value was dependent on the share price of the Company, which was not closely related to the host contract. The embedded derivative financial instruments were revalued at each balance sheet date, with changes in their fair value recorded within the financial result of the consolidated statements of comprehensive loss. The fair value of the embedded derivative financial instruments, which are not traded in an active market, was determined by management using valuation techniques which were dependent on inputs such as share prices, share volume, discount rates and foreign currency exchange rates. In the prior year ended December 31, 2021, finance income related to Tranche A and Tranche B1 resulting from the revaluations described above amounted to kEUR 460 and kEUR 292, respectively. Due to the successful closing of the Sale-Leaseback on October 31, 2022, the revised expected future cash flows of tranches A and B1 related to the EIB loan after September 30, 2022, changed and the final settlement amount was determined. Consequently, the Company has written down the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B1 and adjusted the carrying amount of EIB loan tranches A and B1, what resulted in a finance expense of kEUR 4,664 and kEUR 907, respectively in the third quarter of 2022. The full year 2022 impact including the write-down and the derecognition of the bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A resulted in finance expense amounting to kEUR 2,827, and the bifurcated embedded derivative financial liability for the performance participation interest for tranche B1 resulted in finance income of kEUR 516. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022. Through the repayment on October 31, 2022, the carrying amounts of the long-term debt related to tranche A and B1 were derecognized.

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

6. Share based payment arrangements

Share option plans

Option Plan 2017

On April 7, 2017, voxeljet AG established a share option plan (Option Plan 2017) that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

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

In order to avoid insider trading, there are definded trading windows, when the options can be exerecised. When those trading windows are closed, the exercise of options is not possible.

The fair value of the employee share option plan has been measured for tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

Option Plan 2017
	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at December 31, 2022 265,050 options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of outstanding options at December 31, 2022 amounts to 4.5 years (December 31, 2021: 5.5 years).

The expense recognized in the statement of comprehensive loss related to Option Plan 2017 totaled kEUR 49, kEUR 304 and kEUR 671 for the years ended December 31, 2022, 2021 and 2020, respectively.

Option Plan 2022

On November 21, 2022, voxeljet AG established a second share option plan (Option Plan 2022) that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under this share option plan are 330,671. 330,669 options were granted on November 23, 2022. The remaining two options will not be granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met. The options have an expiration date of November 23, 2032.

In order to avoid insider trading, there are definded trading windows, when the options can be exerecised. When those trading windows are closed, the exercise of options is not possible.

The fair value of the employee share option plan has been measured using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

 The inputs used in the measurement of the fair value at grant date are as follows:

Option Plan 2022
Parameter
Share price at grant date	USD 3.04
Exercise price	USD 3.04
Expected volatility	66.80%
Expected dividends	--
Risk-free interest rate	3.68%
Fair value at grant date	USD 1.90

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at December 31, 2022, 0 options are exercisable and 330,669 options are outstanding. The weighted-average contractual life of outstanding options at December 31, 2022 amounts to 9.9 years.

The expense recognized in the statement of comprehensive loss related to Option Plan 2022 totaled kEUR 16, for the year ended December 31, 2022.

Option Plan 2017 and Option Plan 2022

	December 31,
	2022		2021		2020
	Number of options	Weighted-average exercise price (USD)	Number of options	Weighted-average exercise price (USD)	Number of options	Weighted-average exercise price (USD)
Outstanding at January 1	353,400	14.46	353,400	14.46	353,400	14.46
Granted during the year	330,669	3.04	--	--	--	--
Exercised during the year	--	--	--	--	--	--
Forfeited during the year	--	--	--	--	--	--
Outstanding at December 31	684,069	8.94	353,400	14.46	353,400	14.46
Vested and exercisable at December 31	265,050	14.46	265,050	13.90	--	--

Minority shareholding of voxeljet China

Set out below is summarized financial information for the subsidiary that has non-controlling interests that are material to the Group. The amounts disclosed for the subsidiary are based on IFRS and before intercompany eliminations.

	December 31,
	2022	2021

	(€ in thousands)
voxeljet China Co. Ltd.
Summarized balance sheet

Current assets	4,183	3,442
Current liabilities	2,620	5,195

Current net (assets) liabilities	(1,563)	1,753

Non-current assets	853	1,459
Non-current liabilities	60	735

Non-current net assets	793	724

Net (assets) liabilities	(2,356)	1,029

Accumulated NCI	295	(230)

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
voxeljet China Co. Ltd.
Summarized statements of comprehensive income

Revenue	3,812	3,843	2179
Loss for the period	(1,029)	(251)	(473)
Other comprehensive income	--	--	--
Total comprehensive loss	(1,029)	(251)	(473)

Loss allocated to NCI	(143)	(75)	(142)

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
voxeljet China Co. Ltd.
Summarized cash flows

Cash flows from operating activities	(2,137)	373	(1,504)
Cash flows from investing activities	(5)	(28)	(39)
Cash flows from financing activities	1,824	36	963

Net increase/ (decrease) in cash and cash equivalents	(318)	381	(580)

On March 1, 2019, voxeljet China moved into a new facility. Also on March 1, 2019, the minority shareholder of voxeljet China Suzhou Meimai Fast Manufacturing Technology Co., Ltd., increased its shareholding in the entity from 4.175% to 30% through an in-kind capital contribution of a lease contract on the new facility. The lease term under IFRS 16 of the contract is six years, including a rent-free period during the first three years. The transaction is accounted for as a share-based payment transaction under IFRS 2 and resulted in an increase of non-controlling interest of kEUR 216 and capital reserves of kEUR 604. The Company also recorded a right-of-use asset of kEUR 813 and the corresponding lease liability on the commencement date of the lease. The fair value of the lease contract was measured based on the market observable lease payment of comparable properties in close proximity from the voxeljet China facility.

On September 1, 2021, the minority shareholder, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity, to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China.

On February 22, 2022, shortly before its expiration, the lease contract of voxeljet China was renewed for further two years, extending from March 1, 2022 to February 29, 2024. The renewal period previously agreed in the original contract was three years. The decrease in lease term was accounted as lease term reassessment in March 2022.

On June 15, 2022, the shareholders of voxeljet China approved the increase of registered capital of voxeljet China from RMB 20,000,000 (EUR 2,671,191) to RMB 52,250,000 (EUR 7,227,885). After this capital increase, voxeljet AG owns 88.52% of voxeljet China and is entitled to nominate three directors, while each of MK Holding GmbH and Mr. Jin Tianshi owns 5.74% of voxeljet China and is entitled to nominate one director. Non-controlling interest was adjusted to reflect the relative change in their interests in voxeljet China amounting to kEUR 668 in the second quarter of 2022.

7. Trade receivables and other assets

Credit terms provided to customers are determined individually and are dependent on already existing customer relationships and the customer’s payment history.

Impairment

This table presents the reconciliation of the loss allowance provision for trade receivables.

	Year Ended December 31,
	2022	2021

	(€ in thousands)
Balance at beginning of period	263	183
Additions	252	96
Utilization	(123)	(4)
Reversal	(136)	(12)
Balance at end of period	256	263

Additions and reversal include changes in expected loss allowance which amounted to kEUR 56 and kEUR 86, respectively for fiscal year 2022 (2021: kEUR 55 and kEUR 46, respectively), and were recorded in other operating income and other operating expenses, respectively in the Company’s consolidated statements of comprehensive loss. Furthermore, reversals include recovery of trade receivables previously reserved against, which amounted to a gain of kEUR 50 for fiscal year 2022 (2021: KEUR 12).

Other assets include prepayments amounting to kEUR 467 as of December 31, 2022 (2021: kEUR 497) and advance payments made to suppliers amounting to kEUR 789 as of December 31, 2022 (2021: kEUR 521)

8. Inventories

Inventories consisted of the following for the years reported:

INVENTORIES BY CATEGORY

	December 31,
	2022	2021

	(€ in thousands)
Raw materials	3,116	2,978
Work in progress	8,020	6,504
Total	11,136	9,482

The reserve for slow-moving inventory regarding work in progress was kEUR 23 and kEUR 29 in 2022 and 2021, respectively. Related raw materials, in 2022 and 2021 of an amount of kEUR 952 and kEUR 810 have been written off, respectively, following the Company’s inventory reserve policy.

9. Intangible assets and property, plant and equipment

Intangible assets

	December 31,
	2022	2021

	(€ in thousands)
Software	327	565
Licenses	6	31
Prepayments made on intangible assets	486	282
Total	819	878

The increase regarding prepayments in 2022 amounting to kEUR 204 was mainly related to capitalized customizing cost in connection with the Company’s Enterprise Resource Planning system. The decrease related to software is related to the scheduled amortization partially offset by additions.

Property, plant and equipment

	December 31,
	2022	2021

	(€ in thousands)
Land, buildings and leasehold improvements	12,038	18,048
Plant and machinery	4,900	4,329
Other facilities, factory and office equipment	784	894
Assets under construction and prepayments made	77	448
Total	17,799	23,719
Thereof pledged assets of Property, Plant and Equipment	310	12,261

The pledged assets consist of three (in 2021: five) 3D printers that serve as collateral for certain credit lines and loan agreements.Within the closing process of the Sale-Leaseback, which was initiated on August 11, 2022 and closed on October 31, 2022, certain pledges on the Company’s land and buildings in Friedberg, Germany in favor of EIB and Sparkasse were removed. Upon closing of the Sale-Leaseback, the title in land and buildings were transferred to IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH.

Amounts added to plant and machinery relating to self-constructed 3D printers are considered non-cash transactions, which totaled to kEUR 1,212 and kEUR 1,896 in the years ended December 31, 2022 and 2021, respectively.

The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the years 2022 and 2021, respectively:

2022

	(€ in thousands)
	Acquisition and manufacturing cost							Accumulated depreciation and amortization					Carrying amount
	01/01/2022	Additions	Revaluation	Disposals	Transfer	FX	12/31/2022	01/01/2022	Current year	Disposals	FX	12/31/2022	12/31/2022
Intangible assets
Software	2,064	23	--	--	--	2	2,089	1,499	261	--	2	1,762	327
Licenses	245	--	--	--	--	--	245	214	25	--	--	239	6
Prepayments made on intangible assets	282	204	--	--	--	--	486	--	--	--	--	--	486
Total	2,591	227	--	--	--	2	2,820	1,713	286	--	2	2,001	819
Property, plant and equipment
Land, buildings and leasehold improvements	22,943	9,165	(305)	(17,334)	--	194	14,663	4,895	1,011	(3,311)	30	2,625	12,038
Plant and machinery	9,358	1,619	--	(581)	448	161	11,005	5,029	1,271	(255)	60	6,105	4,900
Other facilities, factory and office equipment	4,188	270	--	(86)	--	12	4,384	3,294	357	(58)	7	3,600	784
Assets under construction and prepayments made	448	77	--	--	(448)	--	77	--	--	--	--	--	77
Total	36,937	11,131	(305)	(18,001)	--	367	30,129	13,218	2,639	(3,624)	97	12,330	17,799

Amortization expenses relating to intangible assets are included in cost of sales amounting to kEUR 86, kEUR 72 in research and development expenses, kEUR 97 in administration expenses, kEUR 30 in sales and marketing expenses.

In December 2021, the office space leased out to a third party in Friedberg, Germany has been classified as an operating lease and the proportional leased asset based on office space amounted to kEUR 911 included in land, buildings and leasehold improvements. On August 11, 2022, management initiated the Sale-Leaseback of voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022. Consequently, the tenancy is continued in the form of a sublease agreement. The sublease is classified by reference to the right-of-use asset arising from the head lease (i.e., leaseback agreement with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH) and the proportional right-of-use asset based on the office space amounting to kEUR 4,023 included in land, buildings and leasehold improvements. The Company further leased out production space to third parties in Canton, Michigan, US, also as a sublease of right-of-use asset and the proportional right-of-use asset based on the production space amounting to kEUR 103 and kEUR 74 in 2022 and 2021, respectively, is included in land, buildings and leasehold improvements.

2021

	(€ in thousands)
												Carrying
	Acquisition and manufacturing cost						Accumulated depreciation and amortization					amount
								Current
	01/01/2021	Additions	Disposals	Transfer	FX	12/31/2021	01/01/2021	year	Disposals	FX	12/31/2021	12/31/2021
Intangible assets
Software	2,046	45	(61)	30	4	2,064	1,240	317	(61)	3	1,499	565
Licenses	245	--	--	--	--	245	189	25	--	--	214	31
Prepayments made on intangible assets	281	31	--	(30)	--	282	--	--	--	--	--	282
Total	2,572	76	(61)	--	4	2,591	1,429	342	(61)	3	1,713	878
Property, plant and equipment
Land, buildings and leasehold improvements	22,463	7	(65)	59	479	22,943	3,765	984	--	146	4,895	18,048
Plant and machinery	9,660	2,327	(3,063)	--	434	9,358	5,678	1,332	(2,222)	241	5,029	4,329
Other facilities, factory and office equipment	3,976	295	(148)	--	65	4,188	2,937	442	(133)	48	3,294	894
Assets under construction and prepayments made	55	448	(1)	(59)	5	448	--	--	--	--	--	448
Total	36,154	3,077	(3,277)	--	983	36,937	12,380	2,758	(2,355)	435	13,218	23,719

10. Other liabilities and provisions

	December 31,
	2022	2021

	(€ in thousands)
Employee bonus	623	512
Liabilities from payroll	301	255
Management compensation	167	83
Accruals for vacation and overtime	294	230
Accruals for compensation of Supervisory Board	180	180
Liabilities from VAT	164	50
Accruals for licenses	46	92
Accruals for commissions	21	298
Others	193	116
Other liabilities	1,989	1,816

Accrual for warranty	358	292
Accruals for management compensation	192	--
Labour dispute	114	--
Provisions	664	292

Total	2,653	2,108

As of December 31, 2022, other liabilities and provisions include kEUR 0 (2021: kEUR 0) as non-current related to the line item others. Management expects that the cash outflows related to the other liabilities and provisions will be utilized within twelve months after balance sheet date. The short-term incentive for management compensation is presented within other liabilities, the long-term incentive for management compensation is presented within provisions.

Management compensation and employee bonus

Provisions related to management compensation and employee bonus are made to estimate cash outflow required for compensating the entitled employees based on the achievement of their individual targets.

Warranties

The Group generally offers a 12-month statutory warranty for its 3D printers. Management estimates the related provision for future warranty claims based on historical warranty claim information, taking into account all 3D printers that are still under statutory warranty at the end of the reporting period.

Vacation and overtime

Accruals are made for vacation and overtime based on the balances of unused vacation entitlements and overtime, in combination with the expected salaries of the individual employees.

Compensation of Supervisory Board

Accruals are made for compensation of Supervisory Board members based on the fixed remuneration system that was resolved in the Company’s general shareholders’ meeting on May 26, 2021.

Commissions

Accruals are made for commissions based on the individual contracts with voxeljet’s sales agents considering their business within the relevant fiscal year.

Payroll

Liabilities from payroll mainly include unpaid portions of payroll tax and social security contributions.

	(€ in thousands)
	January 1, 2022	Usage	Addition	Reversal	December 31, 2022
Accrual for warranty	292	(214)	358	(78)	358
Accruals for management compensation	--	--	192	--	192
Labour dispute	--	--	114	--	114
Total	292	(214)	664	(78)	664

The Group expects to settle the majority of the other liabilities and provisions over the next year.

11. Additional disclosures to financial instruments

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

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
			amortized	at amortized	carrying
12/31/2022	FVTPL	FVOCI	cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	—	4	21,271	--	21,275

Current assets	—	--	20,331	--	20,331

Cash and cash equivalents	--	--	12,119	--	12,119

Other financial assets	—	--	2,047	--	2,047	--	--	--	--
Restricted cash	--	--	2,047	--	2,047	--	--	--	--

Trade receivables, net	--	--	6,165	--	6,165

Non-current assets	--	4	940	--	944

Other financial assets	--	4	940	--	944	4	--	--	4
Equity securities	--	4	--	--	4	4	--	--	4
Restricted cash	--	--	940	--	940	--	--	--	--

Total liabilities	--	--	--	2,837	22,587

Current liabilities	--	--	--	2,789	3,844

Trade payables	--	--	--	2,683	2,683

Other financial liabilities	--	--	--	106	1,161	--	--	106	106
Current portion of long-term debt	--	--	--	106	106	--	--	106	106
Lease liability	--	--	--	--	1,055	--	--	--	n/a

Non-current liabilities	--	--	--	48	18,743

Other financial liabilities	--	--	--	48	18,743	--	--	45	45
Long-term debt	--	--	--	48	48	--	--	45	45
Lease liability	--	--	--	--	18,679	--	--	--	n/a
Security deposit	--	--	--	--	16	--	--	--	n/a

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
			amortized	at amortized	carrying
12/31/2021	FVTPL	FVOCI	cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	13,525	4	18,131	--	31,660

Current assets	13,525	--	18,131	--	31,656

Cash and cash equivalents	--	--	7,027	--	7,027

Other financial assets	13,525	--	4,997	--	18,522	10,699	2,826	--	13,525
Bond funds	10,699	--	--	--	10,699	10,699	--	--	10,699
Term deposit	--	--	2,655		2,655	--	--	--	--
Restricted cash	--	--	2,342		2,342	--	--	--	--
Derivative financial instruments	2,826	--	--	--	2,826	--	2,826	--	2,826

Trade receivables, net	--	--	6,107	--	6,107

Non-current assets	--	4	--	--	4

Other financial assets	--	4	--	--	4	4	--	--	4
Equity securities	--	4	--	--	4	4	--	--	4

Total liabilities	516	--	--	26,672	30,414

Current liabilities	—	--	--	16,879	17,476

Trade payables	--	--	--	2,594	2,594

Other financial liabilities	—	--	--	14,285	14,882	--	—	15,362	15,362
Current portion of long-term debt	--	--	--	14,285	14,285	--	--	15,362	15,362
Lease liability	--	--	--	--	597	--	--	--	n/a

Non-current liabilities	516	--	--	9,793	12,938

Other financial liabilities	516	--	--	9,793	12,938	--	516	13,826	14,342
Derivative financial instruments	516	--	--	--	516	--	516	--	516
Long-term debt	--	--	--	9,793	9,793	--	--	13,826	13,826
Lease liability	--	--	--	--	2,613	--	--	--	n/a
Security deposit	--	--	--	--	16	--	--	--	n/a

The other financial assets with a carrying amount of kEUR 2,991 reported on the Company’s statement of financial position at December 31, 2022 were comprised of restricted cash (kEUR 2,047) reported as other current financial assets and restricted cash (kEUR 940) pledged with the bank to provide a bank guarantee as security deposit to the landlord in connection with the Sale-Leaseback and equity securities (kEUR 4), both reported as other non-current financial assets.

The other financial assets with a carrying amount of kEUR 18,526 reported on the Company’s statement of financial position at December 31, 2021 were comprised of investments in three bond funds (kEUR 10,699), a term deposit (kEUR 2,655), restricted cash (kEUR 2,342) and a derivative financial instrument (kEUR 2,826), all reported as other current financial assets and equity securities (kEUR 4), reported as a other non-current financial asset.

The valuation techniques used to determine the fair value of financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds was determined based on the quoted unit prices received by the fund management company.

The fair value of equity securities is determined by multiplying their share price and the number of shares held.

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

In the course of the Sale-Leaseback, voxeljet early terminated several loans granted by Sparkasse in August 2022 amouting to € 0.8 million and in October 2022 amounting to € 3.1 million. Further in October 2022, the Finance Contract with EIB has been fully settled including the repayment of tranche A and tranche B1 thereunder, including all interest for an amount of € 22.0 million. Consequently, the bifurcated embedded financial derivatives related to the performance participation interest for tranche A and tranche B1 were derecognized which resulted in a finance expense amounting to € 2.8 million for tranche A and a finance income amounting to € 0.5 million for tranche B1.

As of December 31, 2021 the Company held a term deposit with Unicredit Bank amounting to € 2.7 million which expired in February 2022.

In May 2022, the Company completely sold the bond fund, which was held as of December 2021, resulted in proceeds of € 9.9 million.

The lease related to the Sale-Leaseback commenced on November 1, 2022 and the Company was required to provide a bank guarantee as security deposit to the landlord. In connection with the issuing of the bank guarantee voxeljet pledged an amount of € 0.9 million with Sparkasse presented as non-current financial asset as of December 31, 2022.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of each quarter. As of December 31, 2022 and 2021, there were no transfers of financial instruments measured at fair value between level 1 and level 2.

There were no changes in level 3 instruments for the twelve months ended December 31, 2022.

The following table presents the changes in level 3 instruments for the twelve months ended December 31, 2021:

Non-current assets
(€ in thousands)	Equity securities
Balance at December 31, 2020	5
Transfer from level 3 into level 1	(5)
Income (expense) recognised in other comprehensive income	—
Balance at December 31, 2021	—

The investment in equity securities has been listed on a stock exchange during 2021. As it is now possible to determine the fair value of this investment using quoted prices or observable market data, it has been reclassified from level 3 into level 1 on June 30, 2021.

The following table provides an overview of the net gains and losses for financial assets and liabilities measured at AC and FVTPL:

	Year Ended December 31,
	2022	2021

	(€ in thousands)
Financial assets measured at amortized cost	(354)	347
Total interest expense	(2)	(9)
Other operating income from change of impairment	135	62
Other operating income from unrealized foreign currency translation	239	511
Other operating expense from change of impairment	(251)	(120)
Other operating expense from unrealized foreign currency translation	(475)	(97)
Financial assets measured at fair value through profit or loss	(3,472)	265
Income from revaluation of derivative financial instruments	--	460
Fair value valuation of financial assets	(773)	(291)
Payout of bond funds	81	96
Expense from revaluation of derivative financial instruments	(2,827)	--
Other operating income from unrealized foreign currency translation	47	--
Other operating expense from unrealized foreign currency translation	--	--
Financial liabilities measured at amortized cost	(3,142)	(2,305)
Total interest expense	(3,141)	(2,299)
Other operating income from unrealized foreign currency translation	--	--
Other operating expense from unrealized foreign currency translation	(1)	(6)
Financial liabilities measured at fair value through profit or loss	516	292
Income from revaluation of derivative financial instruments	516	292
Expense from revaluation of derivative financial instruments	--	--
Total	(6,452)	(1,401)

The following table provides an overview of all outstanding loans voxeljet entered into:

				December 31, 2022		December 31, 2021
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount
				(€ in thousands)
Secured bank loan	EUR	2.47%	2038	--	--	2,000	1,616
Secured bank loan	EUR	2.72%	2038	--	--	1,000	809
Secured bank loan	EUR	2.42%	2038	--	--	500	409
Secured bank loan	EUR	2.73%	2037	--	--	500	411
Secured bank loan	EUR	1.75%	2040	--	--	1,000	823
Secured bank loan	EUR	2.48%	2022	--	--	675	96
Secured bank loan	EUR	2.49%	2024	500	131	500	233
Unsecured bank loan	EUR	3.92%	2022	--	--	29	19
Unsecured bank loan	USD	2.90%	2022	--	--	40	2
Secured bank loan	EUR	0.00%	2022	--	--	10,000	13,528
Secured bank loan	EUR	12.00%	2025	--	--	5,000	6,124
Unsecured bank loan	EUR	2.95%	2026	25	23	29	19
Total interest-bearing liabilities				525	154	21,244	24,070

In the course of the Sale-Leaseback, voxeljet early terminated several loans granted by Sparkasse in August 2022 amouting to € 0.8 million and in October 2022 amounting to € 3.1 million. Further in October 2022, the Finance Contract with EIB has been fully settled including the repayment of tranche A and tranche B1 thereunder, including all interest for an amount of € 22.0 million. Consequently, the bifurcated embedded financial derivatives related to the performance participation interest related to tranche A and tranche B1 were derecognized which resulted in a finance expense amounting to € 2.8 million for tranche A and a finance income amounting to € 0.5 million for tranche B1. Due to the successful closing of the Sale-Leaseback on October 31, 2022, the revised expected future cash flows of tranches A and B1 related to the EIB loan after September 30, 2022, changed and the final settlement amount was determined. Consequently, the Company has written down the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B1 and adjusted the carrying amount of EIB loan tranches A and B1, what resulted in a finance expense of € 4.7 million and € 0.9 million, respectively in the third quarter of 2022.

As of December 31, 2022, the remaining secured bank loan was secured over machinery and equipment and restricted cash with a carrying amount of kEUR 310 and kEUR 2,047, respectively. As of December 31, 2021, the secured bank loans were secured over land and buildings with land charges amounting to kEUR 15,000, machinery and equipment, restricted cash and pledged bond funds with a carrying amount of kEUR 569, kEUR 2,342 and kEUR 0, respectively.

In April 2019, voxeljet entered into a loan agreement with Kreissparkasse Augsburg, Germany, to finance self-manufactured 3D printers which are operated in the German service center amounting to kEUR 500. The maturity date is five years after draw down and the drawn down occurred at the end of March 2019. The fixed interest rate amounts to 2.49%. voxeljet pledged two 3D printers from property plant and equipment as collateral.

As of December 31, 2022 we had one available line of credit with one German bank totaling € 0.1 million. The interest rate for the credit line was 5.15% as of December 31, 2022.

12. Cost of sales

Cost of sales includes personnel expenses, cost of material, purchased services, cost for finished goods and allocated indirect costs related to production.

COST OF SALES

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
Personnel expenses	(5,219)	(4,563)	(4,594)
Material costs	(9,269)	(7,744)	(6,559)
Depreciation	(1,934)	(1,983)	(2,158)
Other expenses	(2,279)	(1,735)	(1,502)
Allowance for slow-moving inventory	(945)	(851)	1
Total	(19,646)	(16,876)	(14,812)

In 2022, other expenses primarily consisted of expenses related to cost of maintenance (kEUR 472), insurances (kEUR 383), travel expenses (kEUR 322) and rental and building expenses (kEUR 80).

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

The cost of sales increased to kEUR 19,646 in 2022 compared to kEUR 16,876 in 2021. This was mainly due to higher material expenses and personnel expenses.

13. Other operating income and expense

The details of other operating income and expenses are presented for the years reported in the tables below:

OTHER OPERATING INCOME

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
Gain from sale and leaseback transaction	4,335	--	--
Government grant income	877	617	321
Reclassification of foreign currency translation reserve to profit or loss on deconsolidation of subsidiary	1,475	--	--
Reimbursement of research and development costs	597	110	--
Reimbursement of transaction costs	70	63	68
Gains from foreign exchange transactions	2,634	1,812	849
Other	459	368	365
Total	10,447	2,970	1,603

Other operating income includes an amount of kEUR 135 (2021: kEUR 46, 2020: kEUR 75) for the movement of impairment on trade receivables.

Other operating income includes government grants for expenses incurred in the previous year amounting to kEUR 277.

Reimbursement of transaction costs is related to a joint research and development project, where the voxeljet AG supports a company in the development of innovative technologies for renewable energy. In this course, voxeljet is allowed to receive reimbursements for certain costs incurred.

OTHER OPERATING EXPENSE

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
Impairment loss on trade receivables	252	120	120
Losses from foreign exchange transactions	2,339	460	2,545
Impairment loss on inventory	--	--	100
Other	--	38	34
Total	2,591	618	2,799

14. Financial result

The details of financial result are presented for the years reported in the table below:

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
Finance expense	(6,749)	(2,601)	(2,589)
Interest expense on lease liability	(311)	(149)	(167)
Interest expense from revaluation of long-term debt	(2,830)	(2,150)	(1,602)
Expense from revaluation of derivative financial instruments	(2,827)	--	(808)
Fair value valuation of financial assets	(773)	(291)	(10)
Other	(8)	(11)	(2)
Finance income	620	924	184
Payout of bond funds	81	96	78
Income from revaluation of derivative financial instruments	516	752	93
Fair value valuation of financial assets	--	--	--
Other	23	76	13
Financial result	(6,129)	(1,677)	(2,405)

15. Income taxes

Income taxes consist of the following for the years reported:

Income tax (expense) income

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
Current tax (expense) income	--	--	--
Deferred tax (expense) income	102	(65)	88
Total	102	(65)	88

Deferred tax assets and liabilities

The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	December 31,
	2022		2021

	(€ in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Trade receivables	9	--	--	(7)
Other receivables and current assets	108	(136)	722	(7)
Inventories	4	--	8	(4)
Property, Plant & Equipment	3	(3,100)	5	(309)
Non-current other assets	57	(8)	--	(79)
Current financial assets	272	--	--	(838)
Non-current financial assets	--	(263)	--	--
Trade liabilities	226	--	320	--
Contract liabilities	1,302	(1,381)	543	(607)
Contract liabilities non current	79	--	65	--
Other current liabilities and provisions	475	(711)	19	(2,109)
Current financial liabilities	217	--	90	(1,406)
Non-current financial liabilities	5,110	--	3,405	--
Tax losses carried forward	--	--	467	--
Valuation allowance	(19)	(2,244)	(203)	(162)
Tax assets (liabilities)	7,843	(7,843)	5,441	(5,528)
Set off of tax	(7,843)	7,843	(5,441)	5,441
Net tax	--	--	--	(87)

At December 31, 2022 voxeljet AG had gross loss carry-forwards for corporation tax and trade tax losses of kEUR 69,365 and kEUR 67,280, respectively (2021: kEUR 65,983 / kEUR 64,632). These tax losses can be carried forward without restriction for future offset against taxable profits. Due to the Company's continuing loss situation, deferred tax assets regarding the loss-carryforward are recognized only to the extent that deferred tax liabilities exist, taking into account the minimum taxation in accordance with section 10d EStG. For voxeljet this means that deferred tax assets resulting from the loss carry-forward (kEUR 19,172) cannot be recognized (valuation allowance kEUR 19,172) because no deferred tax liabilities are existing in correspondent amounts and the DTA are not recoverable. A tax rate of 28% (2021: 28%) was applied.

In addition, there are foreign tax loss carry-forwards from voxeljet America amounting to kEUR 4,864 (2021: kEUR 3,025). Since 2018 tax loss carry-forwards can be offset against 80% of taxable profits (tax loss carry-forwards which arose before 2018 (kEUR 2,781) can be fully offset with taxable profits). Deferred tax assets resulting from the loss carry-forward (kEUR 1,021) can only be recognized to the extent that deferred tax liabilities are existing in correspondent amounts. Therefore, only kEUR 33 deferred tax assets on loss carry-forwards could be recognised (valuation allowance: kEUR 988). A tax rate of 21% (2021: 21%) was applied.

Foreign tax loss carry-forwards from voxeljet China and voxeljet India amounting to kEUR 2,124 (2021: kEUR 3,592) and kEUR 339 (2021: kEUR 241), which can be carried forward for five and eight years, respectively for future offset against taxable profits. Deferred tax assets resulting from the loss carry-forward in China could not be recognized (valuation allowance kEUR 319). For China, a tax rate of 15% (2021: 15%) was applied. Deferred tax assets resulting from the loss carry forward in India cannot be recognised because no deferred tax liabilities are existing in correspondent amounts and the DTA are not recoverable (valuation allowance kEUR 85). For India, a tax rate of 25% (2021: 25%) was applied.

Deferred taxes on outside basis differences are not recognised because the parent company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Reconciliation of profit before income taxes to income tax

The reconciliation between profit before income taxes and income tax benefit (expense) for the reporting periods presented was as follows:

RECONCILIATION OF INCOME TAX BENEFIT (EXPENSE)

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
Loss before tax	(11,511)	(10,521)	(15,569)
Tax expense at prevailing statutory rate (28%)	3,223	2,946	4,359
Non-deductible expenses	(170)	(124)	(198)
Non-taxable income	167	180	22
Tax-rate related differences	(135)	(45)	(69)
Permanent differences	219	804	(180)
Unrecognized temporary differences and tax losses	(3,331)	(3,965)	(3,916)
Other	129	139	70
Income tax (expense) income	102	(65)	88

16. Personnel expenses

Personnel expenses included in cost of sales, research and development, and selling and administrative expenses are comprised of the following:

PERSONNEL EXPENSES

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
Wages and salaries	12,888	11,490	11,568
Employee stock option plan	65	304	671
Social security contributions	2,684	2,391	2,289
Total	15,637	14,185	14,528

voxeljet AG offers to its employees a defined contribution plan called “MetallRente”. The contributions paid by the Company amounted to kEUR 56, kEUR 59 and kEUR 65 for the years ended December 31, 2022, 2021 and 2020, respectively and is presented within social security contributions. The employer’s contribution into the mandatory defined contribution plan (publicly administered contribution plan) amounted to kEUR 781, kEUR 719 and kEUR 754 for the years ended December 31, 2022, 2021, and 2020, respectively.

17. Segment reporting

voxeljet operates in two reportable segments—Systems and Services—which reflect the internal organizational and management structure according to the distinct nature of the two businesses. The components of the Systems operating segment have been aggregated into this segment as they have the same economic characteristics. The Systems business derives its revenues from the manufacture and sale of 3D printers, from the sale of consumables, as well as from lease, maintenance and extended warranty agreements with customers, while the Services business provides customized printed products to customers.

The Management Board of voxeljet is the chief operating decision maker. The chief operating decision maker mainly monitors the Company’s revenues and gross profit as the performance indicators.

The following table summarizes segment reporting for each of the reporting periods ended December 31. As management’s controlling instruments are mainly revenue-based, the reporting information does not include a detailed breakdown of all assets and liabilities by category. The sum of the amounts for the two segments equals the total for the Company for each of the years presented.

SEGMENT REPORTING

	Year Ended December 31,
	2022				2021				2020
	(€ in thousands)
			CONSO				CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	16,576	12,004	(748)	27,832	17,700	9,098	(1,972)	24,826	13,159	9,011	(603)	21,567
third party	15,828	12,004	—	27,832	15,728	9,098	—	24,826	12,556	9,011	—	21,567
inter-segment	748	—	(748)	—	1,972	—	(1,972)	—	603	—	(603)	—
Cost of sales	(11,896)	(7,750)		(19,646)	(10,477)	(6,399)		(16,876)	(8,115)	(6,697)		(14,812)
Gross profit	3,932	4,254		8,186	5,251	2,699		7,950	4,441	2,314		6,755
Gross profit in %	24.8%	35.4%		29.4%	33.4%	29.7%		32.0%	35.4%	25.7%		31.3%
Operating Expenses				(21,424)				(19,146)				(18,723)
Other operating expenses				(2,591)				(618)				(2,799)
Other operating income				10,447				2,970				1,603
Operating loss				(5,382)				(8,844)				(13,164)
Finance expense				(6,749)				(2,601)				(2,589)
Finance income				620				924				184
Financial result				(6,129)				(1,677)				(2,405)
Loss before income taxes				(11,511)				(10,521)				(15,569)
Income tax income (expense)				102				(65)				88
Net loss				(11,409)				(10,586)				(15,481)

Systems revenues include revenues from the sales of used 3D printers of kEUR 1,009, kEUR 2,601, and kEUR 2,328 for the years ended December 31, 2022, 2021, and 2020, respectively.

The contract liabilities primarily relate to (1) the advance consideration received from customers before satisfying a performance obligation, or an unconditional right to payment under a non-cancellable contract before it transfers the related goods or services to the customer under maintenance contracts, for which revenue is recognized over time; and (2) the advance consideration received from customers for the sale of new or refurbished 3D printers, for which revenue is recognized when the customer has accepted the assets. The total amount of unfulfilled performance obligations for 3D printer sales is € 10.0 million. The Company expects to realize an amount of € 9.2 million in 2023 and the remaining portion of € 0.8 million in 2024. The amount of kEUR 1,963 included in contract liabilities at December 31, 2021 has been recognized as revenue in 2022 (2021: kEUR 2,742), and the remaining amount of kEUR 400 will be recognized as revenue in 2023. Management expects that 95% (kEUR 4,877) of the transaction price allocated to unsatisfied performance obligations as of December 31, 2022 will be recognized as revenue during the next reporting period. The remaining 5% (kEUR 281) will be recognized in the 2024 fiscal year.

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments.

	Year ended December 31,
	SYSTEMS			SERVICES
	2022	2021	2020	2022	2021	2020

Primary geographical markets
EMEA	5,608	6,646	5,926	7,331	5,582	5,540
Asia Pacific	5,629	6,099	3,612	1,135	1,008	909
Americas	4,591	2,983	3,018	3,538	2,508	2,562
	15,828	15,728	12,556	12,004	9,098	9,011

Timing of revenue recognition
Products transferred at a point in time	15,166	14,634	11,366	12,004	9,098	9,011
Products and services transferred over time	662	1,094	1,190	--	--	--
Revenue from contracts with customers	15,828	15,728	12,556	12,004	9,098	9,011

In 2022, voxeljet leased zero 3D printers (2021: zero 3D printers and 2020: one 3D printer) to customers under operating leases. Rental income is recognized on a straight-line basis over the term of the lease as revenue and is reported within the Systems segment.

Geographic information

REVENUES BY GEOGRAPHICAL REGION

voxeljet’s revenues and non-current assets are presented below by geographic region. For purposes of this presentation, revenues are based on the geographic location of customers and assets are based on their geographic location.

voxeljet’s revenues were generated in the following geographical regions for the years reported:

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
EMEA	12,939	12,228	11,466
Germany	5,552	4,269	4,647
Great Britain	2,761	1,413	963
Spain	1,094	1,931	644
France	942	1,391	841
Russia	1	22	1,322
Others	2,589	3,202	3,049
Asia Pacific	6,764	7,107	4,521
China	3,433	3,004	1,101
Indonesia	1,767	--	93
South Korea	598	623	1,787
Japan	587	31	1,406
India	99	2,563	93
Others	280	886	41
Americas	8,129	5,491	5,580
United States	8,054	5,389	5,453
Others	75	102	127
Total	27,832	24,826	21,567

NON-CURRENT ASSETS BY GEOGRAPHICAL REGION

	December 31,
	2022	2021

	(€ in thousands)
EMEA	14,659	19,279
Germany	14,659	19,279
Asia Pacific	684	1,343
Americas	4,296	4,089
United States	4,296	4,089
Total	19,639	24,711

18. Financial risk management

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

The main purpose of the financial liabilities is to fund the Company’s operations and research and development activities. Portions of the long-term debt included two embedded derivative financial instruments, related to future interest payments which were linked to the Company’s stock price (Performance Participation Interest) for tranche A and tranche B1 of the loan received from the EIB under the Finance Contract. On October 31, 2022, the Company early settled the Finance Contract including the repayment of tranche A and B1 thereunder, including all interest for a fixed amount of € 22.0 million. Through the settlement, the two embedded derivative financial instruments were derecognized.

The main risks arising from the Group’s financial instruments are liquidity risk, foreign exchange risk, credit risk and interest rate risk. The measures taken by management to manage each of these risks are summarized below.

Material transactions related to activities in the area of financial instruments like entering into loan agreements or investments in bond funds require the prior approval of the Chief Financial Officer. The Company did not enter into any derivative financial instruments in 2022.

Management has assessed the risks of climate change on the business and expects that the impacts from the climate change are low.

Foreign exchange risk

The Company is exposed to foreign exchange risk to the extent that there is a difference between the currencies in which sales, purchases and borrowings are denominated and the respective functional currencies of subsidiaries of the Group. The functional currencies of the parent company voxeljet AG and its subsidiaries are the Euro, U.S. Dollar, Indian rupee and Chinese yuan renminbi. The majority of the sale, purchase and borrowing transactions are denominated in the functional currency of the parent company or its subsidiaries. The Company’s most significant foreign exchange risk relates to intercompany loans made from voxeljet AG to subsidiaries, as described below. Further, the bank accounts in foreign currency amounted to USD 4.4 million (€ 4.2 million) and GBP 0.9 million (€ 1.0 million) as of December 31, 2022. An increase/decrease in the value of the Euro against the U.S. Dollar of 10% would lead to a loss of € 0.4 million/gain of € 0.5 million. An increase/decrease in the value of the Euro against the British Pound Sterling of 10% would lead to a loss of € 0.1 million/gain of € 0.1 million. As of December 31, 2021, the bank accounts in foreign currency amounted to USD 1.0 million (€ 0.9 million) and GBP 0.1 million (€ 0.1 million). An increase/decrease in the value of the Euro against the U.S. Dollar of 10% would lead to a loss of € 0.1 million/gain of € 0.1 million. An increase/decrease in the value of the Euro against the British Pound Sterling of 10% would lead to a minor loss /gain.

The Company invoiced 54% in 2022, 61% in 2021 and 68% in 2020 of total revenues in Euros. As revenues in foreign currency usually correspond to costs which are incurred in the same currency, the Company considers the foreign exchange risk as minor in connection with revenues.

For the year ended December 31, 2022, voxeljet generated 30% of its revenues in the eurozone. Additionally, the majority of the Company’s sourcing transactions are also transacted in Euros in that zone.

voxeljet AG has provided intercompany loans to its subsidiaries to finance their operations. The loans were granted in the local currency of the subsidiaries. Gains and losses from movements in exchange rates are recorded within other operating income or expense in the consolidated statements of comprehensive loss. The amount loaned to voxeljet America totaled to USD 8.7 million (€ 8.2 million) as of December 31, 2022. An increase/decrease in the value of the Euro against the U.S. Dollar of 10% would lead to a loss of € 0.7 million/gain of € 0.9 million. As of December 31, 2021, the amount loaned to voxeljet America totaled to USD 9.0 million (€ 7.9 million). An increase/decrease in the value of the Euro against the U.S. Dollar of 10% would have led to a loss of € 0.7 million/gain of € 0.9 million.

The significant exchange rates which have been applied during the years presented are disclosed in Note 3.

Interest rate risk

voxeljet’s principal interest-bearing positions are liabilities for bank borrowings and lease liabilities. These liabilities are entirely at a fixed interest rate, without any exception. As such, changes in market interest rates for these instruments have no material effect on future interest expenses.

The Company assessed the exposure to market risk for changes in interest rates as low, as its loans have entirely fixed interest rates, without any exception, as the loan with variable interest rate has been early terminated in August 2022. Therefore, an immediate 10% change in interest rates would not have a material effect on the Company’s financial condition or results of operations. Further, on October 31, 2022, through the closing of the Sale-Leaseback, the Company fully settled the Finance Contract with EIB including the repayment of tranche A and B1 thereunder, including all interest for an amount of € 22.0 million. Both tranches included cash-settled warrants at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down of the first tranche). Both warrants were entirely compensated by the settlement. As of December 31, 2021 all liabilities were entirely at a fixed interest rate, with one exception. As such, an immediate 10% change in interest rates would not have a material effect on the Company’s financial condition or results of operations.

Equity price risk

The Company is no longer exposed to equity price risks which arise from the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B1 loan with EIB as voxeljet has written down and derecognized the bifurcated embedded derivative financial instruments relating to the performance participation interest (warrants) for tranche A and tranche B1 as of September 30, 2022. The write-down and derecognition resulted from the early repayment of the Finance Contract with EIB in October 2022. The write down and derecognition of the bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A, resulted in finance expense amounting to kEUR 2,827 and the bifurcated embedded derivative financial liability for the performance participation interest for tranche B1, resulted in finance income of kEUR 516. As the embedded derivative financial instruments related to the performance participation interest have been derecognized, changes in the Company’s share price will not lead to any further impacts in the future. In 2021, changes in the Company’s share price would have affected the value of the equity forward derivative instruments (increasing share prices as compared to the share price at disbursement date will lead to decrease in fair value of derivatives, decreasing share prices will lead to an increase in fair value of derivatives). An increase/decrease of the price per share by USD 1.00 would have led to a decrease/increase of the derivative asset (tranche A) by approximately kEUR 326. An increase/decrease of the price per share by USD 1.00 would have led to an increase/decrease of the derivative liability (tranche B1) by approximately kEUR 519.

Credit risk

Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables) and from its financing activities, including deposits and investments with financial institutions. Therefore, the carrying amount of cash and cash equivalents, other current and non-current financial assets, and trade receivables represents the maximum credit exposure of € 21.3 million (2021: € 31.7 million).

The Company’s exposure to credit risk is influenced by the individual characteristics of each counterparty. However, management also considers factors that influence the credit risk of its counterparty base, including the default risk of the industry and the country in which the counterparty operates. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. There were no customer loans outstanding as of December 31, 2022 and 2021. The Company calculates an ECL for trade receivables based on the risk scoring of its customers according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is calculated after deducting from trade receivables a loss allowance based on actual credit loss experience.

December 31, 2022
		Equivalent to external
		credit rating	Weighted-average	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	loss rate	amount	allowance from ECL	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	3,061	5	3,056
Grades 5-7:	Fair risk	B+ to BBB	1.3%	2,674	40	2,634
Grades 8-9:	Substandard	CCC- to B	7.0%	508	36	472
Grade 10:	Doubtful	C to CC	25.0%	4	1	3
Grade 11:	Loss	D	100.0%	7	7	--
				6,254	89	6,165

In addition to the amounts listed above, there were credit-impaired trade receivables in place with a gross carrying amount of kEUR 173.

December 31, 2021
		Equivalent to external
		credit rating	Weighted-average	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	loss rate	amount	allowance from ECL	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	3,103	5	3,098
Grades 5-7:	Fair risk	B+ to BBB	1.3%	2,787	37	2,750
Grades 8-9:	Substandard	CCC- to B	7.0%	130	9	121
Grade 10:	Doubtful	C to CC	25.0%	184	46	138
Grade 11:	Loss	D	100.0%	21	21	--
				6,225	118	6,107

In addition to the amounts listed above, there were credit-impaired trade receivables in place with a gross carrying amount of kEUR 145.

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

	December 31,
	2022
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Long-term debt	154	(158)	(18)	(91)	(31)	(18)	--
Lease liability	19,734	(36,445)	(419)	(1,791)	(3,494)	(3,374)	(27,367)
Trade payables	2,683	(2,683)	(2,683)	--	--	--	--
Total	22,571	(39,286)	(3,120)	(1,882)	(3,525)	(3,392)	(27,367)

	December 31,
	2021
	(€ in thousands)

		Contractual cash flow
	carrying amount	Total	2 months or less	2-12 months	1-3 years	3-5 years	More than 5 years
Long-term debt	24,078	(31,042)	(109)	(15,363)	(1,528)	(10,595)	(3,447)
Lease liability	3,210	(3,704)	(76)	(659)	(1,472)	(678)	(819)
Trade payables	2,594	(2,594)	(2,594)	--	--	--	--
Total	29,882	(37,340)	(2,779)	(16,022)	(3,000)	(11,273)	(4,266)

19. Reconciliation of movements of liabilities to cash flows arising from financing activities

Only financial liabilities are presented in the below table which have cash and non-cash movement, other liabilities are not presented.

	Liabilities
(€ in thousands)	Other loans and borrowings	Lease liabilities
Balance at January 1, 2022	24,078	3,210

Changes from financing cash flows

Proceeds from loans and borrowings	--	--
Repayment of borrowings	(19,667)	--
Payment of lease liabilities	--	(637)
Total changes from financing cash flows	(19,667)	(637)

Other changes
Liability-related
Acquisitions	25	17,354
Remeasurements	--	(305)
Terminations	--	--
Adjustment	(5)	--
Foreign currency effects	--	102
Interest expense	2,830	311
Interest paid	(7,107)	(300)
Total liability-related other changes	(4,257)	17,162

Total equity-related other changes	—	—

Balance at December 31, 2022	154	19,734

	Liabilities
(€ in thousands)	Other loans and borrowings	Lease liabilities
Balance at January 1, 2021	23,152	3,124

Changes from financing cash flows

Proceeds from loans and borrowings	--	—
Repayment of borrowings	(1,004)	—
Payment of lease liabilities	—	(334)
Total changes from financing cash flows	(1,004)	(334)

Other changes
Liability-related
New leases	—	133
Remeasurements	—	(6)
Terminations	—	(9)
Adjustment	(70)	—
Foreign currency effects	—	256
Interest expense	2,150	149
Interest paid	(150)	(103)
Total liability-related other changes	1,930	420

Total equity-related other changes	—	—

Balance at December 31, 2021	24,078	3,210

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

voxeljet’s capital structure as of the end of the reporting periods 2022 and 2021 was as follows:

CAPITAL STRUCTURE

	December 31,
	2022	2021

	(€ in thousands)
Equity	24,722	32,487
Share of total equity and liabilities	44.9%	48.2%
Current financial liabilities	1,161	14,882
Non-current financial liabilities	18,743	12,938
Total financial liabilities	19,904	27,820
Share of total equity and liabilities	36.1%	41.2%
Total equity and liabilities	55,120	67,459

LOAN COVENANTS

Under the terms of the major borrowing facilities, voxeljet is required to comply with the following financial covenants:

-	Pledge of a certain security deposit

As a result of the early settlement of the Finance Contract with EIB, the Company was released from all the covenants in the Finance Contract, including the covenants to:

-	maintain a minimum amount of cash and cash equivalents; and

-	maintain a minimum total net financial debt ratio to total equity

As of December 31, 2022, the Company was in compliance with all covenants.

21. Leases

Please also refer to Note 3. “Summary of significant accounting policies – Leases.”

Leases as lessee

The Company leases assets, including properties, production equipment and vehicles. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. tools) as well as short-term leases (leases with less than 12 months of lease term). The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. Regarding the year 2022, the Company did not enter in any short-term leases.

On August 11, 2022, management initiated the Sale-Leaseback of voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022. As a result, the Company received proceeds from the sale amounting to € 26.5 million. As a result of completion of the Sale-Leaseback, the Company derecognized a carrying amount of € 14.1 million relating to land and buildings and recognized a right of use asset and lease liability at an amount of € 9.2 million and € 17.3 million, respectively. The gain from the Sale-Leaseback amounted to € 4.3 million.

The rent is fixed for the first year of the lease term and is subject to adjustment on a monthly basis if the monthly values change by at least 5 percent (in accordance with the consumer price index for Germany published by the Federal Statistical Office) during the lease term. The lease contract includes a fixed lease term as well as two lease extension options. Management considers, that it is reasonably certain, that those options will be exercised. The purpose of the Sale-Leaseback was to generate proceeds to fund the early termination of certain loans including the Finance Contract with EIB and further loans granted by Sparkasse. Please refer to the consolidated statements of cash flow for the effects of cashflow from the Sale-Leaseback.

Right-of-use assets:

	Property, plant and equipment
	Property	Production equipment	Others	Total
	(€ in thousands)
Balance at January 1, 2022	2,648	19	239	2,906
Depreciation charge of the year	(592)	(18)	(120)	(730)
Additions to the right-of-use assets	9,161	--	80	9,241
Revaluations to the right-of-use assets	(305)	--	--	(305)
Derecognition of the right-of-use assets	--	--	--	--
Foreign currency effects	101	--	--	101
Balance at December 31, 2022	11,013	1	199	11,213

Amounts recognized in profit or loss:

	2022	2021	2020

	(€ in thousands)
Leases under IFRS 16
Interest on lease liabilities	311	149	167
Gain from sale and leaseback	4,335	--	--
Depreciation charge of the year	730	651	682

The Company had an immaterial amount of low value leases in years 2022 and 2021.

Amounts recognized in statements of cash flows:

	2022	2021	2020

	(€ in thousands)
Total cash outflow for leases	(637)	(334)	(412)

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Additionally, the Sale-Leaseback of voxeljet’s properties that closed on October 31, 2022 includes two extension option periods exercisable by the Group before the end of the non-cancellable contract period. Where practicable, voxeljet seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options, if there is a significant event or significant changes in circumstances within its control.

For all existing extension options, voxeljet assessed that the exercise of those is reasonably certain. Therefore, the impact is already included within the lease liabilities.

Leases as lessor

The Company leases out a small number of 3D printers. Those leases have been classified as operating leases. In 2022, voxeljet leased out zero 3D printers (2021: zero 3D printer) to customers under operating leases.

Beginning December 2021, the Company has leased out office space to a third party in Friedberg, Germany. This lease has been classified as an operating lease. After the Sale-Leaseback, this lease has become a sublease of right of use asset. Further voxeljet has leased out production space to third parties in Canton, Michigan, USA, also as sublease of right of use asset. Those leases also have been classified as operating leases. The office space and production space has been leased out under operating leases with rentals payable monthly. Lease income from operating leases where the group is a lessor is recognized in other operating income on a straightline basis over the lease term. Lease payments from the contracts do not include any variable lease payments. During the year ended December 31, 2022, lease income from subleasing of right of use assets amounting to kEUR 128 was recorded in other operating income (2021: kEUR 9).

Lease income from operating lease:

	2022	2021	2020
	(€ in thousands)
Operating lease under IFRS 16
Less than one year	126	106	--
1-3 years	212	212	--
3-5 years	106	203	--

22. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

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

Management expects that the cash outflow towards settlement of claims is very unlikely.

voxeljet AG issued a letter of support to voxeljet India on July 12, 2022 to provide financial support to enable the subsidiary to meet its obligation or liabilities as and when they fall due. The guarantee is irrevocable for at least 12 months from the date of issue of this letter.

Further, voxeljet AG issued letters of support to voxeljet’s subsidiaries voxeljet China and voxeljet America to provide financial support to enable the companies to meet its obligation or liabilities as and when they fall due. The guarantee is irrevocable for at least 12 months from the date on which financial statements for the financial year ended December 31, 2022 are issued.

Management assessed that it is unlikely that the subsidiaries would exercise these letters of support.

23. Related party transactions

Related party transactions at voxeljet mainly consist of transactions with individuals on the Management Board and Supervisory Board.

Key management is defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company within their function and within the interest of the Company.

The following table presents the amount and components of Management Board compensation:

MANAGEMENT COMPENSATION

	Year Ended December 31,
	2022	2021	2020

	(€ in thousands)
Fixed compensation	627	709	761
Variable compensation	359	83	--
Compensation from stock option plan	30	160	353
Total	1,016	952	1,114

Management Board remuneration currently consists of a fixed monetary remuneration, other fixed benefits (including Company car allowances and contributions to a defined contribution plan) as well as the participation in two stock options plans, which were established on April 7, 2017 and November 23, 2022, respectively. There were no variable compensations for the year 2020. Current portion of variable compensation for 2022 and 2021 included kEUR 167 and kEUR 83, respectively. Non-current portion of variable compensation for 2022 and 2021 included kEUR 192 and kEUR 0, respectively.

Ordinary members of the Supervisory Board receive a fixed remuneration in the amount of kEUR 40 per annum. The chairman and vice chairman of the Supervisory Board receive a higher fixed remuneration in the amount of kEUR 80 per annum and kEUR 60 per annum, respectively. If a member of the Supervisory Board does not serve for a full year term, the remuneration is paid pro rata temporis. In 2022, the total remuneration for the Supervisory Board amounted to kEUR 180.

Transactions with related parties

A related party relationship could have an effect on the profit and loss and financial position of the Company. Defined as related parties are individuals or other third parties with whom voxeljet has common control relationships.

OTHER RELATED PARTIES

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003 - Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999 - Current
Andreas Schmid Logistik AG, Gersthofen	Supplier	05/01/2017 - 12/31/2020
Suzhou Meimai Fast Manufacturing Technology Co., Ltd., Suzhou	Minority shareholder of voxeljet China, Customer	04/11/2016 - 09/01/2021
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017 - Current
Michele Neuber	Employee	07/01/2019 - 03/31/2022
Susanne Ederer-Pausewang	Customer	03/17/2021 - Current
Lisa Franz	Employee	10/01/2021 - 02/18/2022

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 3, kEUR 3, and kEUR 3 in 2022, 2021 and 2020, respectively. The rental of office space is ongoing and will continue in 2023. Franz Industriebeteiligungen AG is owned by Rudof Franz (40%), his wife Bärbel Franz (40%), his son Simon Franz (10%) and his daughter Lisa Franz (10%). Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of the shares held by it.

In addition, voxeljet received logistics services amounting to kEUR 0, kEUR 0 and kEUR 25 in 2022, 2021 and 2020, respectively from “Andreas Schmid Logistik”, where voxeljet’s Supervisory Board member Dr. Stefan Söhn served as the Chief Financial Officer until December 2020. Dr. Stefan Söhn resigned from his office as vice chairperson and member of the Supervisory Board of the Company for professional reasons with effect from the end of the general shareholders’ meeting on May 26, 2021.

Moreover, voxeljet received orders amounting to kEUR 204, kEUR 146 and kEUR 25 in 2022, 2021 and 2020, respectively from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which was our minority shareholder for voxeljet China until September 1, 2021. On this date, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity, to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China. As a result, as of September 1, 2021, Meimai is no longer a related party. After the capital increase for voxeljet China by voxeljet AG, effective on June 28, 2022, voxeljet AG’s shareholding in voxeljet China increased from 70.00% to 88.52%, while each of MK Holding GmbH’s and Mr. Jin Tianshi’s shareholding decreased from 15.00% to 5.74%.

Further, voxeljet received orders amounting to kEUR 0, kEUR 0 and kEUR 0 in 2022, 2021 and 2020, respectively from DSCS Digital Supply Chain Solutions GmbH (“DSCS”), which was a joint venture of which voxeljet owns 33.3%. Shareholders of DSCS have initiated the wind-up of DSCS, which will be finalized by DSCS’s removal from the commercial register, expected to take place in the first half of 2023.

In addition, voxeljet employed Michele Neuber as an intern between July 2019 and March 2022. Michele Neuber is the son of Volker Neuber, who has been a member of voxeljet’s Supervisory Board since July 2020. Michele Neuber received a salary of kEUR 1, kEUR 2 and kEUR 2 in 2022, 2021 and 2020, respectively.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang, who is the wife of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet, amounting to kEUR 27.

In addition, voxeljet employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern between October 2021 and February 2022. She received a salary of kEUR 1 and kEUR 2 in 2022 and 2021, respectively.

All related party transactions that voxeljet entered into were made on an arm’s length basis.

24. Equity

At December 31, 2022, 9,134,724 no-par value ordinary shares were issued and outstanding. There is only a single class of ordinary shares with the same rights, preferences and restrictions (with the exception of certain privately placed ordinary shares subject to U.S. securities law transfer restrictions due to not being registered for sale in the U.S.). Each share entitles the holder to one vote at the shareholders’ meeting. Shareholders participate in the profits according to their share in the share capital, based on their number of shares held. The general shareholders’ meeting resolves the appropriation of the balance sheet profit established in the annual financial statements and the dividends.

Capital reserves includes premiums arising on the issue of shares, additions related to equity-settled share-based payment and changes of non-controlling interests due to capital increase.

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

On August 18, 2020, the Company announced that it would voluntarily transfer the listing of the ADSs from the New York Stock Exchange (the “NYSE”) to the NASDAQ, effective August 28, 2020, after market close. voxeljet’s ADSs began trading as a NASDAQ-listed security at market open on August 31, 2020, and have continued to be listed under the ticker symbol “VJET.” Due to the transfer of the listing to the NASDAQ, the Company is no longer subject to the listing requirements of the NYSE. As of December 31, 2022, voxeljet was in compliance with the NASDAQ Listing Rules.

During 2021, in January, February and July, the Company completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32.0 million (€ 26.6 million) before deducting fees and expenses.

The general shareholders’ meeting on June 2, 2022 resolved upon a new authorized share capital that authorized the Management Board, with the consent of Supervisory Board, to increase the authorized capital in one or more tranches initially by up to to € 3,513,355 by issuing up to 3,513,355 new no-par value ordinary shares against contribution in cash and/or in kind until June 1, 2027.

On October 13, 2022, the Company completed another registered direct offering and sale of 1,279,070 ordinary shares in the form of ADSs at a purchase price of USD 3.44 (EUR 3.60) per share. The gross proceeds of the offering amounted to approximately USD 4.4 million (EUR 4.6 million).

In December 2022, the Group privately placed 828,943 ADSs, each representing one ordinary share, at a purchase price of USD 2.16 (€ 2.04), with the institutional investor Anzu Ventures II LLC. The capital increase was registered on December 22, 2022 and the private placement was completed when voxeljet received the remaining portion of the related funds in January 2023. This capital increase provided voxeljet with gross proceeds of USD 1.8 million (€ 1.7 million) before deducting fees and expenses.

After the capital increases in October and December of 2022, the remaining amount of ordinary shares that can be issued is 1,405,342. The Articles of Association authorize the Management Board, with the consent of the Supervisory Board, to increase the Company’s registered share capital in one or more tranches by up to € 1,405,342 by issuing up to 1,405,342 new no-par value ordinary shares against contribution in cash and/or in kind until June 1, 2027.

25. Subsequent events

Cash receipt related to capital increase from private placement with Anzu Ventures II LLC

In January 2023 voxeljet received the remaining portion amounting to USD 0.9 million (EUR 0.9 million) from the institutional investor (“Anzu”) related to the capital increase that has been registered on December 22, 2022 related to the private placement. As a result of this transaction, the Company placed 828,943 ADSs in 2022, each representing one ordinary share, at a purchase price of USD 2.16 (€ 2.04), with Anzu.

Issuance of promissory note to Anzu Ventures II LLC

In January 2023, the Company issued the Anzu Note in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.